Form 10-K, Exhibit 13
period 1993-12-31
KIMBERLY CLARK CORP
filed 1994-03-24
CIK 55785

EXHIBIT NO. (13)


                             Consolidated Income Statement


(Millions of dollars                                       Year Ended December 31
except per share amounts)                                 1993      1992      1991
                                                        --------  --------  --------

Net Sales ...........................................   $6,972.9  $7,091.1  $6,776.9

  Cost of products sold .............................    4,581.4   4,534.5   4,332.4
                                                        --------  --------  --------

Gross Profit ........................................    2,391.5   2,556.6   2,444.5

  Advertising, promotion and selling expenses .......    1,068.3   1,255.6   1,202.5
  Research expense ..................................      158.5     156.1     148.8
  General expense ...................................      371.2     351.8     351.4
  Restructuring charge ..............................          -     250.0         -
                                                        --------  --------   --------

Operating Profit ....................................      793.5     543.1     741.8

  Interest expense ..................................     (112.6)    (99.4)   (102.1)
  Other income (expense), net .......................       32.1      18.2      44.6
                                                        --------  --------   -------

Income Before Income Taxes ..........................      713.0     461.9     684.3

  Provision for income taxes ........................      284.4     186.3     236.1
                                                        --------   -------   -------

Income Before Equity Interests ......................      428.6     275.6     448.2

  Share of net income of equity companies ...........       98.0      82.9      72.8
  Minority owners' share of subsidiaries'
    net income ......................................      (15.7)    (13.5)    (12.7)
                                                        --------  --------   -------

Income Before Cumulative Effects of Accounting Changes     510.9     345.0     508.3

  Cumulative effects of accounting changes:
    Other postretirement benefits, net of
      income taxes ..................................          -    (245.0)        -
    Income taxes ....................................          -      35.0         -
                                                        --------  --------   -------

Net Income ..........................................   $  510.9  $  135.0  $  508.3
                                                        ========  ========  =========


Per Share Basis

  Income before cumulative effects of accounting
    changes .........................................   $   3.18  $   2.15  $   3.18

  Cumulative effects of accounting changes:
    Other postretirement benefits, net of
      income taxes ..................................          -     (1.53)        -
    Income taxes ....................................          -       .22         -
                                                        --------  --------   -------
  Net income ........................................   $   3.18  $    .84  $   3.18
                                                        ========  ========  =========

See Notes to Financial Statements.


                              Consolidated Balance Sheet


                                                                      December 31
(Millions of dollars)                    Assets                     1993      1992
- ------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents ...................................   $   34.8  $   41.1
  Accounts receivable .........................................      738.7     775.1
  Inventories .................................................      775.9     719.7
  Deferred income tax benefits ................................       93.7      81.8
  Prepaid expenses ............................................       32.1      64.9
                                                                  --------  --------

    Total Current Assets ......................................    1,675.2   1,682.6
                                                                  --------  --------

Property
  Land and timberlands ........................................      121.0      93.6
  Buildings ...................................................    1,004.5     935.5
  Machinery and equipment .....................................    5,034.6   4,609.1
  Construction in progress ....................................      212.7     335.9
                                                                  --------  --------
                                                                   6,372.8   5,974.1

  Less accumulated depreciation ...............................    2,330.0   2,199.3
                                                                  --------  --------

    Net Property ..............................................    4,042.8   3,774.8


Investments in Equity Companies ...............................      398.3     349.7

Deferred Charges and Other Assets .............................      264.4     222.0
                                                                  --------  --------

                                                                  $6,380.7  $6,029.1
                                                                  ========  ========

See Notes to Financial Statements.



                                                                     December 31
               Liabilities and Stockholders' Equity                 1993      1992
- ------------------------------------------------------------------------------------
Current Liabilities
  Debt payable within one year ...............................   $  684.8   $  445.3
  Trade accounts payable .....................................      322.0      372.9
  Other payables .............................................      116.1       99.6
  Accrued expenses ...........................................      594.6      674.8
  Accrued income taxes .......................................      121.8       95.2
  Dividends payable ..........................................       69.2      135.0
                                                                 --------   --------

    Total Current Liabilities ................................    1,908.5    1,822.8
                                                                 --------   --------

Long-Term Debt ...............................................      933.1      994.6
                                                                 --------   --------
Noncurrent Employee Benefit Obligations ......................      430.0      409.3
                                                                 --------   --------
Deferred Income Taxes ........................................      585.0      554.6
                                                                 --------   --------
Minority Owners' Interests in Subsidiaries ...................       66.9       56.7
                                                                 --------   --------
Stockholders' Equity
  Common stock-$1.25 par value-authorized 300.0 million
    shares; issued 161.9 million .............................      202.4      202.4
  Additional paid-in capital .................................       27.1       27.6
  Common stock held in treasury, at cost - 1.0 million
    and 1.1 million shares at December 31, 1993 and
    1992, respectively .......................................      (32.9)     (38.9)
  Unrealized currency translation adjustments ................     (240.6)    (197.9)
  Retained earnings ..........................................    2,501.2    2,197.9
                                                                 --------   --------
    Total Stockholders' Equity ...............................    2,457.2    2,191.1
                                                                 --------   --------
                                                                 $6,380.7   $6,029.1
                                                                 ========   ========


                           Consolidated Cash Flow Statement


                                                           Year Ended December 31
(Millions of dollars)                                     1993      1992      1991
- ------------------------------------------------------------------------------------
Operations
  Net income .........................................   $ 510.9   $ 135.0   $ 508.3
  Depreciation .......................................     295.9     289.0     265.5
  Restructuring charge ...............................         -     250.0         -
  Cumulative effects of accounting changes ...........         -     210.0         -
  Deferred income tax provision (benefit) ............      23.6      (3.4)      7.0
  Equity companies' earnings in excess of
    dividends paid ...................................     (49.0)    (35.6)    (20.9)
  Minority owners' share of subsidiaries'
    net income .......................................      15.7      13.5      12.7
  Changes in operating working capital ...............     (71.7)    (92.7)    (53.0)
  Other ..............................................      21.3     (11.8)    (14.7)
                                                         -------   -------   -------

      Cash Provided by Operations ....................     746.7     754.0     704.9
                                                         -------   -------   -------

Investing
  Capital spending ...................................    (654.5)   (690.5)   (537.0)
  Other ..............................................     (11.1)    (79.0)     (8.1)
                                                         -------   -------   -------
      Cash Used for Investing ........................    (665.6)   (769.5)   (545.1)
                                                         -------   -------   -------
Financing
  Cash dividends paid ................................    (273.4)   (262.8)   (231.9)
  Changes in debt payable within one year ............     239.5     138.7    (103.3)
  Increases in long-term debt ........................      83.9     237.4     233.0
  Decreases in long-term debt ........................    (145.4)   (117.5)    (86.8)
  Other ..............................................       8.0      18.0      11.8
                                                         -------   -------   -------
      Cash (Used for) Provided by Financing ..........     (87.4)     13.8    (177.2)
                                                         -------   -------   -------
Decrease in Cash and Cash Equivalents ................   $  (6.3)  $  (1.7)  $ (17.4)
                                                         =======   =======   =======

See Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS


NOTE 1.  ACCOUNTING POLICIES

Kimberly-Clark Corporation's accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

Basis of Presentation
- ---------------------

The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all significant subsidiaries which are more than 50 percent owned and controlled. Investments in significant nonconsolidated companies which are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies.

Certain reclassifications have been made to conform prior years' data to the current year presentation.

Start-Up and Preoperating Costs
- -------------------------------

Costs of bringing certain new or expanded facilities into operation are recorded as deferred charges and amortized to income over periods of not more than five years.

Advertising and Promotion Expenses
- ----------------------------------

Advertising expenses are charged to income during the year in which they are incurred. Promotion expenses are charged to income over the period of the promotional campaign.

Per Share Data
- --------------

Per share data are based on the average number of common shares outstanding, which was 160.9 million, 160.4 million and
160.0 million for the years ended December 31, 1993, 1992 and 1991, respectively.

Inventories
- -----------

U.S. inventories valued at cost on the Last-In, First-Out
(LIFO) method for U.S. income tax purposes are valued in the same manner for accounting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using the First-In, First-Out (FIFO) method, or market.

Property and Depreciation
- -------------------------

Property, plant and equipment are stated at cost. Depreciable property is depreciated on the straight-line or units-of-production method for accounting purposes and generally on an accelerated method for income tax purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.


NOTE 2.  INCOME TAXES

Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires that deferred income taxes be based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. Previously, deferred income taxes were determined based on the historical tax effects of timing differences between book and taxable income. The $35.0 million cumulative effect of this accounting change was credited to 1992 income as a separate item in the consolidated income statement.

An analysis of the provision for income taxes follows:


                                                           Year Ended December 31
(Millions of dollars)                                     1993      1992      1991
- -----------------------------------------------------------------------------------
Current income taxes:
  United States ......................................   $181.9    $131.0    $155.6
  State ..............................................     38.8      34.0      28.4
  Other countries ....................................     40.1      24.7      45.1
                                                         ------    ------    ------
                                                          260.8     189.7     229.1
                                                         ------    ------    ------
Deferred income taxes:
  United States ......................................     34.2      12.9      (9.9)
  State ..............................................       .6      (1.8)      6.8
  Other countries ....................................    (11.2)    (14.5)     10.1
                                                         ------    ------    ------
                                                           23.6      (3.4)      7.0
                                                         ------    ------    ------
    Total ............................................   $284.4    $186.3    $236.1
                                                         ======    ======    ======


Deferred income tax assets (liabilities) as of December 31, 1993 and 1992 are comprised of the following:

(Millions of dollars)                                                  1993       1992
- ----------------------------------------------------------------------------------------
  Current deferred income tax assets (liabilities) attributable to:

    Advertising and promotion accruals ...........................   $  13.9    $  16.0
    Pension, postretirement and other employee benefits ..........      43.7       51.5
    Other accrued liabilities ....................................      31.2       36.9
    Prepaid expenses .............................................      (3.5)     (13.5)
    Other ........................................................      13.0       (1.4)
    Valuation allowances .........................................      (4.6)      (7.7)
                                                                     --------   -------

      Total current deferred income tax asset ....................   $  93.7    $  81.8
                                                                     ========   =======
  Noncurrent deferred income tax assets (liabilities) attributable to:

    Accumulated depreciation .....................................   $(754.7)   $(677.9)
    Start-up and preoperating costs ..............................     (29.7)     (27.5)
    Operating loss carryforwards .................................      92.6       46.4
    Other postretirement benefits ................................     153.7      142.8
    Other ........................................................     (20.9)     (23.2)
    Valuation allowances .........................................     (26.0)     (15.2)
                                                                     --------   -------

      Total noncurrent deferred income tax liability .............   $(585.0)   $(554.6)
                                                                     =======    =======



The valuation allowances for deferred income tax assets increased $7.7 million in 1993.

The components of the provision for deferred income taxes for the year ended December 31, 1991 are as follows (in millions):


Depreciation ............................................................   $ 32.3
Disposition of a subsidiary .............................................    (11.5)
Other ...................................................................    (13.8)
                                                                            ------
  Provision for deferred income taxes ...................................   $  7.0
                                                                            ======


A reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes is as follows:



(Millions of dollars)                           1993           1992           1991
- ---------------------------------------------------------------------------------------
                                           Amount Percent Amount Percent Amount Percent
                                           ------ ------- ------ ------- ------ -------
Tax at U.S. statutory rate .............   $249.6  35.0%  $157.0  34.0%  $232.7  34.0%
State income taxes, net of federal
  tax benefit ..........................     25.4   3.6     21.0   4.5     23.3   3.4
Operating losses for which no tax
  benefit was recognized ...............     10.0   1.4     10.8   2.3      3.2    .5
U.S. federal income tax rate increase ..      8.8   1.2        -     -        -     -
Disposition of a subsidiary ............        -     -        -     -    (10.3) (1.5)
Other - net ............................     (9.4) (1.3)    (2.5)  (.5)   (12.8) (1.9)
                                           ------  ----   ------  ----   ------  ----
  Provision for income taxes ...........   $284.4  39.9%  $186.3  40.3%  $236.1  34.5%
                                           ======  ====   ======  ====   ======  ====


The increase in the 1993 U.S. corporate income tax rate to 35 percent from 34 percent required that deferred income tax assets and liabilities be remeasured at the new rate.

At December 31, 1993, income taxes have not been provided on $911 million of permanently invested unremitted net income of subsidiaries operating outside the U.S. These earnings could become subject to additional tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Any resulting U.S. or foreign tax liability would be largely offset by U.S. foreign tax credits.

Income before income taxes included income of $31.2 million in 1993, a loss of $23.5 million in 1992 and income of $110.6 million in 1991 from subsidiaries outside the U.S.

Net operating loss carryforwards of $270.7 million at December 31, 1993 were applicable to certain subsidiaries outside the U.S. If not utilized against taxable income, $92.3 million of this amount will expire through the year 2000.
The remaining $178.4 million has no expiration date.


NOTE 3.  POSTRETIREMENT AND OTHER BENEFITS

Pension Benefits

The Corporation and its subsidiaries in North America and the United Kingdom have defined-benefit retirement plans (the principal plans) covering substantially all of their full-time employees. Retirement benefits are based on years of service and generally on the average compensation earned in the highest five of the last 15 years of service. The funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. Assets held in the pension trusts are comprised principally of common stocks, high-grade corporate and government bonds and various short-term investments.

Most other subsidiaries outside the U.S. have pension plans covering substantially all full-time employees. Obligations under such plans are provided for by contributing to trusts, purchasing insurance policies, or recording liabilities.

The components of net pension cost were as follows:


                                                Year Ended December 31
(Millions of dollars)                           1993     1992     1991
- -----------------------------------------------------------------------

Benefits earned ...........................    $ 56.2   $ 51.2   $ 44.4
Interest on projected benefit obligation ..     106.3    102.2     98.5
Amortizations and other ...................       3.2      4.2      1.3
                                                -----   ------   ------
                                                165.7    157.6    144.2

Less expected return on plan assets
  (Actual return was $152.5 million in
  1993, $66.7 million in 1992, and
  $165.0 million in 1991) .................     115.3    106.1    106.3
                                               ------   ------   ------

Net pension cost ..........................    $ 50.4   $ 51.5   $ 37.9
                                               ======   ======   ======


The assumed long-term rates of return on pension assets for purposes of pension cost recognition for the principal plans were as follows:

                                               1993     1992     1991
                                               -----    -----    -----
      United States plans .................    10.0%    10.0%    11.0%
      Canadian plans ......................    10.5%    10.5%    11.5%
      United Kingdom plan .................    10.5%    11.0%    12.0%

Transition adjustments are being amortized to pension cost on the straight-line method over 14 to 18 years.

The funded status of the principal plans is presented below:

                                                    December 31
(Millions of dollars)                           1993           1992
- --------------------------------------------------------------------

Actuarial present value of plan benefits:
  Accumulated benefit obligation:
    Vested .............................     $1,181.2       $1,019.7
    Nonvested ..........................         13.6            9.6
                                             --------       --------
      Total ............................     $1,194.8       $1,029.3
                                             ========       ========
  Projected benefit obligation .........     $1,428.8       $1,224.5
Plan assets at fair value ..............      1,252.0        1,098.7
                                             --------       --------
Plan assets less than projected
  benefit obligation ...................     $ (176.8)      $ (125.8)
                                             ========       ========

  Consisting of:
    Unfavorable actuarial experience ... $ (211.2) $ (114.1) Unamortized transition
      adjustments ......................         (2.2)          (1.9)
    Unamortized prior service costs ....        (14.1)         (15.2)
    Net prepaid pension asset ..........         50.7            5.4
                                             --------       --------
          Total ........................     $ (176.8)      $ (125.8)
                                             ========       ========

The assumed discount rates used to determine the projected
benefit obligation and accumulated benefit obligation for the principal plans were as follows:
                                                    December 31
                                                1993           1992
                                                -----          -----
            United States plans ........        7.50%          8.50%
            Canadian plans .............        8.50%          9.25%
            United Kingdom plan ........        8.00%          9.50%

The assumed long-term rates of compensation increases used to determine the projected benefit obligation for the principal plans were as follows:
                                                    December 31
                                                1993           1992
                                                -----          -----
            United States plans ........        3.75%          4.50%
            Canadian plans .............        4.25%          4.50%
            United Kingdom plan ........        4.75%          6.50%

Postretirement Health Care and Life Insurance Benefits

Substantially all retired employees of the Corporation and its North American subsidiaries are covered by unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, but most future retirees will pay a portion of the costs. The U.S. plans place a limit on the Corporation's cost of future annual per capita retiree medical benefits at no more than 200 percent of the 1992 annual per capita cost.

Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) using the immediate transition option. Under SFAS No. 106, the costs of retiree health care and life insurance benefits are accrued over relevant employee service periods. Previously, these costs generally were charged to expense as claims were paid. The estimated accumulated postretirement benefit obligation (i.e., transition obligation) of $395.0 million, less related deferred income tax benefits of $150.0 million, was charged to 1992 income as a cumulative effect of the accounting change. The net charge of $245.0 million is shown as a separate item in the consolidated income statement.

The components of postretirement health care and life insurance benefit costs were as follows:

                                                                          Year Ended
                                                                         December 31
(Millions of dollars)                                                   1993      1992
- ---------------------------------------------------------------------------------------
    Benefits earned ................................................   $  6.3    $  6.7
    Interest on accumulated postretirement benefit
      obligation ...................................................     28.3      32.4
    Amortization ...................................................     (1.9)        -
                                                                       ------    ------
    Net costs (of which $24.9 million and $24.1 million
      were paid in 1993 and 1992, respectively) ....................   $ 32.7    $ 39.1
                                                                       ======    ======


Retiree health care and life insurance benefits paid and charged to expense were $22.7 million in 1991.

The components of the postretirement health care and life insurance benefit obligation are presented below:

                                                                          December 31
(Millions of dollars)                                                   1993      1992
- ---------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation:
        Retirees ...................................................   $243.2    $255.1
        Fully eligible active plan participants ....................     55.0      58.2
        Other active plan participants .............................     96.6      91.5
                                                                       ------    ------
          Total ....................................................    394.8     404.8
    Favorable actuarial experience .................................     22.6       5.2
                                                                       ------    ------
    Accrued postretirement benefit liability .......................   $417.4    $410.0
                                                                       ======    ======


The current portion of the accrued postretirement benefit liability was $27.7 million and $34.1 million as of December 31, 1993 and 1992, respectively.

The December 31, 1993 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 16% in 1994, declining to zero in 2000 and thereafter, which reflects the previously described limit on the Corporation's cost of annual per capita retiree medical benefits. The December 31, 1992 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 17% in 1993, declining to zero in 2000 and thereafter. Assumed discount rates of 7.5% and 8.5% were used to determine the accumulated postretirement benefit obligation at December 31, 1993 and December 31, 1992, respectively.

A one-percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $5.4 million at December 31, 1993 and expense by $.5 million for the year then ended.

Other Benefits

Voluntary contributory investment plans are provided to substantially all U.S. employees. Under the plans, the Corporation matches a portion of employee contributions. Costs under the plans were $18.0 million, $16.4 million and $14.9 million in 1993, 1992 and 1991, respectively.


NOTE 4.  DEBT

The major issues of long-term debt outstanding were:


                                                                December 31
(Millions of dollars)                                          1993       1992
- -------------------------------------------------------------------------------
Kimberly-Clark Corporation
  Commercial paper refinanced in 1993 ...................   $      -   $  200.0
  7 7/8% Notes due 2023 .................................      199.7          -
  8 5/8% Notes due 2001 .................................      199.5      199.4
  9 3/4% Notes due 1995 .................................      100.3      100.6
  9 1/8% Notes due 1997 .................................      100.0      100.0
  12% Notes due 1994 ....................................      100.0      100.0
  9% Notes due 2000 .....................................       99.8       99.7
  9 1/2% Sinking Fund Debentures due 2018 ...............       73.7       82.7
  11 1/2% Sinking Fund Debentures redeemed in 1993,
    originally due 2013 .................................          -       48.5
  8.75% Notes ...........................................          -       25.0
  5% to 9.67% Pollution Control and Industrial
    Development Revenue Bonds maturing to 2023 ..........       58.2       32.7
  Other .................................................        3.1        3.2
                                                             -------    -------
                                                               934.3      991.8
Subsidiaries
  11% to 16.8% Debentures due 1995 and 1996 .............       41.5       30.2
  Bank loans in various currencies at fixed rates (8% to
    15% at December 31, 1993) maturing to 2000 ..........       34.7       44.9
  Bank loans at variable rates (4% to 5% at
    December 31, 1993) maturing to 2001 .................       21.4        8.5
  Other .................................................       30.9       32.0
                                                            --------   --------
                                                             1,062.8    1,107.4

Less current portion ....................................      129.7      112.8
                                                            --------   --------

  Total .................................................   $  933.1   $  994.6
                                                            ========   ========



At December 31, 1992, $200 million of commercial paper was classified as long-term debt. In February 1993, the Corporation issued $200 million of 7 7/8% Debentures due
February 1, 2023. The proceeds were used to reduce commercial paper borrowings.

Scheduled maturities of long-term debt are $159.6 million in 1995, $13.9 million in 1996, $109.2 million in 1997 and
$7.3 million in 1998.

At December 31, 1993, the Corporation had $500 million of revolving credit facilities with a group of U.S. and European banks. These facilities, which were unused at December 31, 1993, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $250 million expires on September 30, 1994 and the remainder expires on December 31, 1996.

Debt payable within one year:

                                                            December 31
(Millions of dollars)                                     1993       1992
                                                         ------     ------
Commercial paper .....................................   $475.4     $256.7
Current portion of long-term debt ....................    129.7      112.8
Other short-term debt ................................     79.7       75.8
                                                         ------     ------
  Total ..............................................   $684.8     $445.3
                                                         ======     ======

At December 31, 1993 and 1992, the estimated fair value of the Corporation's long-term debt was $1,165.0 million and $1,183.1 million compared with a carrying value of $1,062.8 million and $1,107.4 million, respectively. The fair value of the Corporation's commercial paper and other short-term debt approximated the carrying amount. These fair values were based on quoted market prices for the same or similar debt or on current rates offered to the Corporation for obligations with the same maturities.

NOTE 5.  FOREIGN CURRENCY TRANSLATION

The income statements of foreign operations other than those in hyperinflationary economies are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized currency translation adjustments.

Summary of unrealized currency translation adjustments:

(Millions of dollars)                                     1993      1992
- --------------------------------------------------------------------------

Balance, January 1 ..................................   $(197.9)  $ (44.4)
                                                        -------   -------
Adjustments for the year:
  Australian Dollar .................................      (1.0)     (7.8)
  British Pound .....................................      (5.4)    (57.7)
  Canadian Dollar ...................................     (16.5)    (43.7)
  French Franc ......................................      (9.2)    (11.0)
  Other .............................................     (10.6)     (8.0)
  Deferred income taxes .............................         -     (25.3)
                                                        -------   -------
                                                          (42.7)   (153.5)
                                                        -------   -------

Balance, December 31 ................................   $(240.6)  $(197.9)
                                                        =======   =======


The income statements and balance sheets of operations in hyperinflationary economies, i.e., Mexico prior to January 1, 1993, Brazil and Venezuela, are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income.

Effective December 31, 1992, the Mexican economy was determined to no longer be hyperinflationary. As a result, the Mexican peso is considered to be the functional currency of the Corporation's operations in Mexico. In conjunction with this change, $25.3 million of deferred income taxes was charged to unrealized currency translation adjustments in 1992.

The net loss reflected in consolidated net income from the translation of balance sheet accounts of operations in hyperinflationary economies and from currency transactions was $15.7 million in 1993, $9.2 million in 1992 and $6.4 million in 1991.

The Corporation and its subsidiaries periodically enter into forward contracts which hedge foreign currency exposures arising from transactions related to their businesses. At December 31, 1993, the Corporation had outstanding forward exchange contracts, maturing at various dates in 1994, to purchase $157 million and to sell $219 million of various foreign currencies.


Note 6.  Equity Participation Plans

Equity Participation Plans adopted in 1976, 1986 and 1992 provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries.

Upon maturity, participation share awards are paid in cash based on the increase in the book value of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares are shares of common stock.

Data concerning participation and dividend shares follow:

                                                       1993        1992         1991
- ---------------------------------------------------------------------------------------
Outstanding - Beginning of year ..................    2,986,154   3,143,791   3,753,242

Awarded ..........................................    1,351,100           -     301,200

Dividend shares credited - net ...................      432,788     303,317     368,327

Matured ..........................................   (1,142,988)   (396,554) (1,248,178)

Forfeited ........................................      (42,700)    (64,400)    (30,800)
                                                     ----------   ---------   ---------
Outstanding - End of year ........................    3,584,354   2,986,154   3,143,791
                                                     ==========   =========   =========



Stock options are granted at not less than market value, become exercisable over three years and expire 10 years after the date of the grant.

Data concerning stock options follow:

                                           1993               Number of Options
                                        Price Range     1993        1992        1991
- ----------------------------------------------------------------------------------------

Outstanding - Beginning of year ....   $11.88-$46.25  2,451,973   3,190,498   3,163,086

Granted ............................   $58.63         1,351,100           -     301,200

Exercised* .........................   $11.88-$46.25   (208,658)   (720,685)   (260,626)

Cancelled or expired ...............   $41.38-$58.63    (17,480)    (17,840)    (13,162)
                                                      ---------   ---------   ---------

Outstanding - End of year ..........   $11.88-$58.63  3,576,935   2,451,973   3,190,498
                                                      =========   =========   =========

Exercisable ........................   $11.88-$58.63  2,107,995   1,624,073   1,759,238
                                                      =========   =========   =========


* Price ranges for options exercised in 1992 were $11.88 to $46.25 per share and in 1991 were $7.31 to $41.38 per share.


At December 31, 1993, the number of additional shares of common stock of the Corporation available for option and sale under the 1992 Plan or for award as participation shares at such date under the 1992 Plan was 7,322,300 shares. The 1976 and 1986 Plans have expired and no additional grants will be made under these Plans. Amounts expensed for shares under the Plans were $10.6 million, $5.1 million and $12.4 million in 1993, 1992 and 1991, respectively.


NOTE 7   COMMITMENTS

Operating Lease Commitments:

Future minimum rental payments under operating leases as of December 31, 1993, were:

(Millions of dollars)
- -----------------------------------------------------------------------
Year Ending December 31:
  1994 .......................................................   $ 47.8
  1995 .......................................................     34.2
  1996 .......................................................     23.1
  1997 .......................................................     16.8
  1998 .......................................................     15.2
  Thereafter .................................................     69.8
                                                                 ------
    Total ....................................................   $206.9
                                                                 ======

Consolidated rental expense under operating leases was $100.3 million, $118.9 million and $106.8 million in 1993, 1992 and 1991, respectively.

Other Commitments:

The Corporation has entered into long-term contracts for the purchase of certain raw materials. Minimum purchase commitments, at current prices, are approximately $230 million in 1994 and $190 million in each of the years 1995 and 1996. In no year are these purchase commitments expected to exceed usage requirements.


NOTE 8.  STOCKHOLDERS' EQUITY

Changes in common stock issued, treasury stock, additional paid-in capital and retained earnings are shown below:


                                                                     Additional
(Millions of dollars       Common Stock Issued      Treasury Stock    Paid-In   Retained
except share amounts)        Shares     Amount     Shares    Amount   Capital   Earnings
- ----------------------------------------------------------------------------------------
Balance at December 31,
  1990 ................   161,906,544   $202.4   2,072,866   $(66.8)    $28.3   $2,130.0
Exercise of stock
  options .............             -        -    (260,626)     8.2      (2.3)         -
Purchased for
  treasury ............             -        -      17,084      (.8)        -          -
Net income ............             -        -           -        -         -      508.3
Cash dividends
  declared ............             -        -           -        -         -     (243.2)
                          -----------   ------   ---------   -------    -----   --------
Balance at December 31,
  1991 ................   161,906,544    202.4   1,829,324    (59.4)     26.0    2,395.1
Exercise of stock
  options .............             -        -    (720,685)    22.8       1.6          -
Purchased for
  treasury ............             -        -      39,359     (2.3)        -          -
Net income ............             -        -           -        -         -      135.0
Cash dividends
  declared ............             -        -           -        -         -     (332.2)
                          -----------   ------   ---------   -------    -----   --------
Balance at December 31,
  1992 ................   161,906,544    202.4   1,147,998    (38.9)     27.6    2,197.9
Exercise of stock
  options .............             -        -    (208,658)     6.8       (.5)         -
Purchased for
  treasury ............             -        -      16,526      (.8)        -          -
Net income ............             -        -           -        -         -      510.9
Cash dividends
  declared ............             -        -           -        -         -     (207.6)
                          -----------   ------   ---------   -------    -----   --------
Balance at December 31,
  1993 ................   161,906,544   $202.4     955,866   $(32.9)    $27.1   $2,501.2
                          ===========   ======   =========   =======    =====   ========



On June 21, 1988, the board of directors declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock to stockholders of record as of July 1, 1988. The rights are intended to protect the stockholders against abusive takeover tactics.

A right will entitle its holder to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $100, but will not become exercisable until 10 days after a person or group acquires, or announces a tender offer which would result in the ownership of, 20 percent or more of the Corporation's outstanding common shares.

Under certain circumstances, a right will entitle its holder to acquire either shares of the Corporation's stock or shares of an acquiring company's common stock, in either event having a market value of twice the exercise price of the right. At any time after the acquisition by a person or group of 20 percent or more, but fewer than 50 percent, of the Corporation's common shares, the Corporation may exchange the rights, except for rights held by the acquiring person or group, in whole or in part, at a rate of one right for one share of the Corporation's common stock or for one two-hundredth of a share of Series A Junior Participating Preferred Stock.

The rights may, or after a vote of stockholders at a special meeting shall, be redeemed at $.005 per right prior to the acquisition by a person or group of 20 percent or more of the common stock. Unless redeemed earlier, the rights expire on June 21, 1998.

The Corporation has 20 million shares of authorized preferred stock with no par value, none of which has been issued.

At December 31, 1993, unremitted net income of equity companies included in consolidated retained earnings was $377.2 million.


NOTE 9.  RESTRUCTURING CHARGE

In 1992, the Corporation announced a restructuring plan to strengthen its competitive position in consumer and service products operations in Europe and certain operations in North America. The plan included eliminating approximately
800 positions, principally in Europe; restructuring manufacturing facilities at Rouen, France, and Larkfield, England; discontinuing diaper production at mills in Fullerton, Calif., and Memphis, Tenn.; writing off the No. 2 newsprint machine at the Coosa Pines, Ala., mill; and integrating certain U.S. and Canadian consumer and service products operations.

The $250.0 million pretax cost of the restructuring was charged to 1992 operating profit. The restructuring reduced 1992 net income by $172.0 million, or $1.07 per share.

Events and decisions underlying the 1992 restructuring were as follows:

- - In Europe, the Corporation's earnings had been unsatisfactory due to weak economies, high marketing expenses incurred in entering certain markets and defending against intense competition, and an inability to achieve sales goals primarily in the tissue business. In 1992, management decided to significantly reduce costs to improve its long-term cost structure, competitive position and financial performance. The cost-cutting measures included reducing the work force at mills where personnel costs were too high in relation to competition and focusing on production of fewer products at each mill to simplify the manufacturing process. The principal mills affected were in Rouen, France, and Larkfield, England.

- - In North America, partially in response to the easing of border restrictions and tariffs, management decided to integrate certain U.S. and Canadian operations to increase manufacturing efficiencies and reduce overhead costs. Due to changes in product design and improved rates of operation, certain of the Corporation's older diaper manufacturing equipment was no longer needed. As a consequence, diaper production was discontinued at mills in Fullerton, Calif., and Memphis, Tenn.

- - The No. 2 newsprint machine at the Coosa Pines, Ala., mill was shut down indefinitely in the first quarter of 1992 in response to weak newsprint markets, and severance costs were incurred. During the balance of 1992, depreciation continued to be recorded on the machine while management assessed its options. In December, management concluded that there was no profitable manner in which to use the machine in the foreseeable future, and wrote off the remaining book value of the machine.

- - Approximately $162 million of the $250 million restructuring charge related to asset write-offs and $88 million related to the accrual of liabilities for severance pay and other cash obligations arising from the restructuring. During
   1993, approximately $60 million was disbursed against $88 million of accrued liabilities established in connection with the 1992 restructuring. In 1993, as expected, the Corporation began to realize lower ongoing operating costs and improved operating cash flow from the restructured operations.


NOTE 10. SUPPLEMENTAL DATA (Millions of dollars)


Supplemental Income Statement Data

                                                       Year Ended December 31
                                                     1993       1992        1991
- ---------------------------------------------------------------------------------
Maintenance and repairs expense .................   $362.4     $355.6      $343.3
Advertising expense .............................    164.7      149.2       153.4




Supplemental Balance Sheet Data

                                                                   December 31
Summary of Accounts Receivable and Inventories                  1993        1992
- --------------------------------------------------------------------------------
Accounts Receivable:
  From customers ...........................................   $688.9      $720.2
  Other ....................................................     64.6        72.2
  Less allowances for doubtful accounts and
    sales discounts ........................................    (14.8)      (17.3)
                                                               ------      ------

      Total ................................................   $738.7      $775.1
                                                               ======      ======

Inventories by Major Class:
  At the lower of cost on the First-In, First-Out
    (FIFO) method or market:
      Raw materials ........................................   $155.1      $148.5
      Work in process ......................................    169.6       149.5
      Finished goods .......................................    439.9       423.3
      Supplies and other ...................................    121.5       127.9
                                                               ------      ------
                                                                886.1       849.2

  Excess of FIFO cost over Last-In, First-Out
    (LIFO) cost ............................................   (110.2)     (129.5)
                                                               ------      ------

      Total ................................................   $775.9      $719.7
                                                               ======      ======



Total inventories include $387.8 million and $358.3 million of inventories valued on the LIFO method at December 31, 1993 and 1992, respectively.



                                                              December 31
Summary of Accrued Expenses                                1993        1992
- ---------------------------------------------------------------------------

Accrued advertising and promotion expense ............   $139.4      $155.4
Accrued salaries and wages ...........................    169.5       122.1
Other accrued expenses ...............................    285.7       397.3
                                                         ------      ------
  Total ..............................................   $594.6      $674.8
                                                         ======      ======


Supplemental Cash Flow Statement Data

Summary of Cash Flow Effects of Changes           Year Ended December 31
in Operating Working Capital*                  1993        1992        1991
- -----------------------------------------------------------------------------

Accounts receivable .......................   $ 36.4      $(84.0)     $(68.0)
Inventories ...............................    (60.7)      (38.2)      (18.0)
Prepaid expenses ..........................     32.8       (10.0)       (9.1)
Trade accounts payable ....................    (50.9)       91.0          .9
Other payables ............................     16.5       (45.7)       31.1
Accrued expenses ..........................    (74.9)       19.5        59.5
Accrued income taxes ......................     26.6        (6.5)      (36.8)
Currency rate changes .....................      2.5       (18.8)      (12.6)
                                              -------     -------     -------

Changes in operating working capital ......   $(71.7)     $(92.7)     $(53.0)
                                              ======      ======      ======


* Excludes the effects of the 1992 restructuring charge and the dispositions of certain businesses in 1993 and 1991.

                                                  Year Ended December 31
Other Cash Flow Data                           1993        1992        1991
- -----------------------------------------------------------------------------

Interest paid .............................   $126.1      $120.7      $116.1
Interest capitalized ......................     19.0        18.6        14.7
Income taxes paid .........................    231.4       208.6       275.7
Decrease in cash and cash equivalents
  due to exchange rate changes ............     (3.1)       (2.4)       (1.5)

Reconciliation of Changes in Cash and
  Cash Equivalents:
    Balance, January 1 ....................   $ 41.1      $ 42.8      $ 60.2
    Decrease ..............................     (6.3)       (1.7)      (17.4)
                                              ------      ------      ------
    Balance, December 31 ..................   $ 34.8      $ 41.1      $ 42.8
                                              ======      ======      ======


NOTE 11.  UNAUDITED QUARTERLY DATA


(Millions of
dollars except
per share                       1993                                 1992
amounts)         Fourth   Third(a) Second   First     Fourth(b)  Third   Second  First(c)
- -----------------------------------------------------------------------------------------

Net sales ..... $1,764.0 $1,781.0 $1,725.9 $1,702.0  $1,809.3 $1,793.5 $1,748.6 $1,739.7

Gross profit       596.8    587.9    604.1    602.7     636.2    642.2    636.2    642.0
Operating
  profit (loss)    216.3    189.6    191.6    196.0     (71.9)   207.5    200.9    206.6
Income (loss)
  before
  cumulative
  effects of
  accounting
  changes .....    141.6    111.2    133.3    124.8     (55.8)   134.8    133.9    132.1
    Per Share .      .88      .69      .83      .78      (.35)     .84      .84      .82
  Net income
    (loss) ....    141.6    111.2    133.3    124.8     (55.8)   134.8    133.9    (77.9)
    Per Share .      .88      .69      .83      .78      (.35)     .84      .84     (.49)

Per share basis:
  Cash dividends:
    Declared ..      .43      .43      .43        -       .84      .41      .41      .41
    Paid ......      .43      .43      .43      .41       .41      .41      .41      .41
  Market price:
    High ......    53.75    50.63    55.38    62.00     63.25    59.50    58.63    54.00
    Low .......    48.38    44.63    45.63    53.63     50.00    53.00    48.75    46.25
    Close .....    51.88    49.00    49.50    54.75     59.00    53.88    58.50    53.13



(a) Results for the third quarter 1993 include additional income tax expense of $13.5 million ($.08 per share) related to the increase in the U.S. statutory income tax rate to 35 percent from 34 percent as a result of legislation enacted in the third quarter effective as of January 1, 1993.

(b) Results for the fourth quarter 1992 include a restructuring charge of $250.0 million pretax and $172.0 million after-tax, or $1.07 per share, as described in Note 9.

(c) In 1992, the Corporation changed its method of accounting for postretirement health care and life insurance benefits and for income taxes. See Notes 2 and 3.



NOTE 12.  PRODUCT CLASS AND GEOGRAPHIC DATA

For reporting purposes, the Corporation's products and services are segmented into three classes. Class I includes tissue products for household, commercial, institutional and industrial uses; infant, child, feminine and incontinence care products; industrial and commercial wipers; health care products; and related products. Class II includes newsprint, printing papers, premium business and correspondence papers, tobacco industry papers and products, technical papers, and related products. Class III includes aircraft services, commercial air transportation and other products and services.

Information concerning consolidated operations by product class and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:


Consolidated Operations by Product Class

                                          Net Sales                Operating Profit
                                  --------------------------    ----------------------
(Millions of dollars)               1993     1992     1991       1993    1992(a) 1991
- --------------------------------------------------------------------------------------
Class I .......................   $5,565.5 $5,781.5 $5,507.2    $624.6  $434.7  $581.3
Class II ......................    1,071.7  1,061.4  1,035.7     171.2   121.1   171.4
Class III .....................      383.0    298.9    280.4      26.2     6.4    16.0
                                  -------- -------- --------    ------  ------  ------

Combined ......................    7,020.2  7,141.8  6,823.3     822.0   562.2   768.7
Interclass sales ..............      (47.3)   (50.7)   (46.4)        -       -       -
Unallocated items-net .........          -        -        -     (28.5)  (19.1)  (26.9)
                                  -------- -------- --------    ------  ------  ------

Consolidated ..................   $6,972.9 $7,091.1 $6,776.9    $793.5  $543.1  $741.8
                                  ======== ======== ========    ======  ======  ======



                              Assets              Depreciation        Capital Spending
(Millions of        ------------------------  -------------------   --------------------
dollars)            1993     1992     1991     1993   1992   1991    1993   1992   1991
- ----------------------------------------------------------------------------------------
Class I .......   $4,920.5 $4,667.8 $4,440.0  $242.1 $233.7 $213.8  $548.5 $600.9 $455.1
Class II ......      802.4    759.2    752.6    35.8   35.6   33.3    86.5   64.3   62.2
Class III .....      196.3    232.5    173.2     9.9   10.6    9.1     9.8    9.0   10.0
                  -------- -------- --------  ------ ------ ------  ------ ------ ------

Combined ......    5,919.2  5,659.5  5,365.8   287.8  279.9  256.2   644.8  674.2  527.3
Unallocated(b).      616.7    608.5    550.0     8.1    9.1    9.3     9.7   16.3    9.7
Interclass
  assets ......     (155.2)  (238.9)  (211.0)      -      -      -       -      -      -
                  -------- -------- --------  ------ ------ ------  ------ ------ ------
Consolidated ..   $6,380.7 $6,029.1 $5,704.8  $295.9 $289.0 $265.5  $654.5 $690.5 $537.0
                  ======== ======== ========  ====== ====== ======  ====== ====== ======


(a) Operating profit in 1992 for Class I, II, III and Unallocated includes $216.2 million, $21.5 million, $8.2 million and $4.1 million, respectively, of the restructuring charge described in Note 9.

(b) Assets include investments in equity companies of $398.3 million, $349.7 million and $339.6 million in 1993, 1992 and 1991, respectively.




Consolidated Operations by Geographic Area

                                          Net Sales                 Operating Profit
                                 -----------------------------   ---------------------
(Millions of dollars)             1993       1992       1991      1993    1992(a) 1991
- --------------------------------------------------------------------------------------
United States ...............   $5,282.5   $5,297.2   $5,040.7   $780.0  $571.4  $654.5
Canada ......................      568.7      587.3      624.1    (28.8)  (17.1)   (4.4)
Intergeographic items(b)......    (243.6)    (236.1)    (220.8)       -       -       -
                                --------   --------   --------   ------  ------  ------

North America ...............    5,607.6    5,648.4    5,444.0    751.2   554.3   650.1
Europe ......................      917.0    1,016.9      959.1       .9   (56.9)   65.8
Asia and Latin America ......      501.0      443.5      389.5     69.9    64.8    52.8
                                --------   --------   --------   ------  ------  ------

Combined ....................    7,025.6    7,108.8    6,792.6    822.0   562.2   768.7
Intergeographic items .......      (52.7)     (17.7)     (15.7)       -       -       -
Unallocated items-net .......          -          -          -    (28.5)  (19.1)  (26.9)
                                --------   --------   --------   ------  ------  ------

Consolidated ................   $6,972.9   $7,091.1   $6,776.9   $793.5  $543.1  $741.8
                                ========   ========   ========   ======  ======  ======


                                            Assets
(Millions of dollars)             1993       1992       1991
- --------------------------------------------------------------

United States ...............   $3,720.8   $3,626.4   $3,368.3
Canada ......................      487.8      499.4      547.0
Intergeographic items .......      (35.6)     (34.7)     (30.1)
                                --------   --------   --------

North America ...............    4,173.0    4,091.1    3,885.2
Europe ......................    1,085.2      965.5      980.3
Asia and Latin America ......      630.2      594.4      529.4
                                --------   --------   --------

Combined ....................    5,888.4    5,651.0    5,394.9
Intergeographic items .......     (124.4)    (230.4)    (240.1)
Unallocated items-net(c).....      616.7      608.5      550.0
                                --------   --------   --------

Consolidated ................   $6,380.7   $6,029.1   $5,704.8
                                ========   ========   ========

(a) Operating profit in 1992 for the U.S., Canada, Europe, Asia and Unallocated includes $148.9 million, $13.9 million, $81.8 million, $1.3 million and $4.1 million, respectively, of the restructuring charge described in Note 9.

(b) Net sales include $162.3 million, $185.8 million and $169.9 million by operations in Canada to the U.S. in 1993, 1992 and 1991, respectively.

(c) Assets include investments in equity companies of $398.3 million, $349.7 million and $339.6 million in 1993, 1992 and 1991, respectively.

                                                              Kimberly-Clark's Share
                                      Income Before              of Income Before
                                     Equity Interests            Equity Interests
                                  -----------------------    -----------------------
(Millions of dollars)             1993     1992(a)  1991      1993     1992(a)  1991
- -------------------------------------------------------------------------------------
United States ................   $432.9   $310.8   $366.3    $432.9   $310.8   $366.3
Canada(b) ....................    (17.9)    (9.6)    15.6     (17.9)    (9.6)    15.6
                                 ------   ------   ------    ------   ------   ------

North America ................    415.0    301.2    381.9     415.0    301.2    381.9
Europe .......................    (19.6)   (61.8)    33.0     (24.5)   (66.5)    28.6
Asia and Latin America .......     33.2     36.2     33.3      22.4     27.4     25.0
                                 ------   ------   ------    ------   ------   ------

Consolidated Companies .......   $428.6   $275.6   $448.2    $412.9   $262.1   $435.5
                                 ======   ======   ======    ======   ======   ======


(a) Income in 1992 for the U.S., Canada, Europe and Asia includes
    $98.9 million, $8.6 million, $63.7 million and $.8 million, respectively, of the restructuring charge described in
    Note 9.

(b) Income for 1991 includes a favorable adjustment of $20.0 million related to the disposition of a subsidiary.


Intercompany sales of products between classes or geographic areas are made at market prices and are referred to as interclass sales or intergeographic items.

Assets reported by product class or geographic area represent assets which are directly used and an allocated portion of jointly used assets. These assets include receivables from other product classes or geographic areas, and are referred to as interclass assets or intergeographic items. Expense and asset amounts not associated with classes or geographic areas are referred to as unallocated items - net.


Equity Companies' Data by Geographic Area

                                                                             Kimberly-
                                                                              Clark's
                                                                               Share
                                   Net        Gross    Operating       Net     of Net
(Millions of dollars)             Sales      Profit      Profit      Income(a) Income
- ---------------------------------------------------------------------------------------
December 31, 1993
  Latin America .............   $1,120.9     $464.0      $294.7      $196.2      $86.4
  Asia, Middle East and
    Australia ...............      385.9      127.4        38.2        24.7       11.6
                                --------     ------      ------      ------      -----

    Total ...................   $1,506.8     $591.4      $332.9      $220.9      $98.0
                                ========     ======      ======      ======      =====

December 31, 1992
  Latin America .............   $  953.2     $374.1      $221.8      $150.9      $68.5
  Asia, Middle East and
    Australia ...............      377.6      142.2        50.7        31.3       14.4
                                --------     ------      ------      ------      -----

    Total ...................   $1,330.8     $516.3      $272.5      $182.2      $82.9
                                ========     ======      ======      ======      =====

December 31, 1991
  Latin America .............   $  861.4     $342.6      $215.0      $144.0      $63.1
  Asia and Australia ........      350.2      117.7        40.9        19.5        9.7
                                --------     ------      ------      ------      -----

    Total ...................   $1,211.6     $460.3      $255.9      $163.5      $72.8
                                ========     ======      ======      ======      =====




(a) The 1993 net income in Australia includes a $7.8 million credit from a decrease in the statutory income tax rate to 33 percent from 39 percent effective January 1, 1993. The 1992 net income in Mexico and Australia includes a $4.5 million charge and $1.6 million credit, respectively, from the cumulative effect of adopting SFAS No. 109, "Accounting for Income Taxes." Kimberly-Clark's share of these items is included in the cumulative effects of accounting changes on the consolidated income statement.


                                             Non-                     Non-     Stock-
                                Current    Current     Current      Current   holders'
(Millions of dollars)            Assets     Assets   Liabilities  Liabilities  Equity
- --------------------------------------------------------------------------------------

December 31, 1993
  Latin America .............     $551.3   $  678.3      $245.2      $311.2     $673.2
  Asia, Middle East and
    Australia ...............       98.8      342.3        85.0       148.4      207.7
                                  ------   --------      ------      ------     ------

    Total ...................     $650.1   $1,020.6      $330.2      $459.6     $880.9
                                  ======   ========      ======      ======     ======

December 31, 1992
  Latin America .............     $491.4   $  556.0      $226.4      $233.3     $587.7
  Asia, Middle East and
    Australia ...............       94.8      325.5        76.4       162.6      181.3
                                  ------   --------      ------      ------     ------

    Total ...................     $586.2   $  881.5      $302.8      $395.9     $769.0
                                  ======   ========      ======      ======     ======

December 31, 1991
  Latin America .............     $361.2   $  436.7      $176.8      $ 13.0     $608.1
  Asia and Australia ........       65.5      283.3        57.0       140.4      151.4
                                  ------   --------      ------      ------     ------

    Total ...................     $426.7   $  720.0      $233.8      $153.4     $759.5
                                  ======   ========      ======      ======     ======


Equity companies are principally engaged in Class I operations. A listing of the Corporation's percentage ownership of the common stock of each significant subsidiary and equity company is contained elsewhere in this annual report. Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 1993, the Corporation's investment in this equity company is $264.0 million, and the estimated fair value is $1.6 billion based on quoted market prices for publicly traded shares.


Independent Auditors' Report

Kimberly-Clark Corporation, Its Directors and Stockholders:

We have audited the accompanying consolidated balance sheet of Kimberly-Clark Corporation and Subsidiaries as of December 31, 1993 and 1992 and the related consolidated income and cash flow statements for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements of Kimberly-Clark Corporation and Subsidiaries present fairly, in all material respects, the financial position of the companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, in 1992 the Corporation changed its methods of accounting for Income Taxes and Postretirement Health Care and Life Insurance Benefits to conform with Statements of Financial Accounting Standards No. 109 and 106, respectively.





Deloitte & Touche
Dallas, Texas                                   January 28, 1994




MANAGEMENT'S DISCUSSION AND ANALYSIS


Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Corporation for the periods covered.

1992 Restructuring and Accounting Changes

The comparability of income statement data is affected by the following items that occurred in 1992:

- -   The Corporation announced a restructuring plan to
    strengthen its competitive position in consumer and service products operations in Europe and certain operations in North America. The plan included eliminating approximately 800 positions, principally in Europe; restructuring manufacturing facilities at
    Rouen, France, and Larkfield, England; discontinuing diaper production at mills in Fullerton, Calif., and Memphis, Tenn.; writing off the No. 2 newsprint machine at the Coosa Pines, Ala., mill; and integrating certain
    U.S. and Canadian consumer and service products operations. Additional information concerning events and decisions which gave rise to the restructuring plan is presented in Note 9 to the Financial Statements.

    The $250.0 million pretax cost of the restructuring was charged to 1992 operating profit. The restructuring charge decreased 1992 product class and geographic operating profit as follows:


         ($ Millions)
                                     North           Outside
         Restructuring Charge       America       North America      Total
        --------------------------------------------------------------------
         Class I ...............   $(133.1)          $(83.1)        $(216.2)
         Class II ..............     (21.5)               -           (21.5)
         Class III .............      (8.2)               -            (8.2)
                                   -------           ------         -------
                                   $(162.8)          $(83.1)         (245.9)
                                   =======           ======
         Unallocated ...........                                       (4.1)
                                                                    -------

         Total .................                                    $(250.0)
                                                                    =======

    The restructuring reduced 1992 net income by $172.0 million, or $1.07 per share.

    For the purposes of this Management's Discussion and Analysis, the 1992 restructuring charge has been segregated in the product class and geographic presentations to facilitate a meaningful discussion of ongoing operations. For a summary of the product class and geographic data including the restructuring charge, see Note 12 to the Financial Statements.

- -   New required accounting rules were adopted for
    postretirement health care and life insurance benefits and for income taxes. These rules resulted in a one-time "catch-up" charge of $210.0 million, or $1.31 per share, against 1992 net income. These changes had no effect on cash flow. See Notes 2 and 3 to the Financial Statements.



Analysis of Consolidated Operating Results

By Product Class

($ Millions)

                                                         % Change    % of 1993
Net Sales                            1993        1992    vs. 1992  Consolidated
- -------------------------------------------------------------------------------
Class I ........................   $5,565.5    $5,781.5   - 3.7%      79.8%
Class II .......................    1,071.7     1,061.4   + 1.0       15.4
Class III ......................      383.0       298.9   +28.1        5.5
Adjustments ....................      (47.3)      (50.7)               (.7)
                                   --------    --------              -----
Consolidated ...................   $6,972.9    $7,091.1   - 1.7%     100.0%
                                   ========    ========              =====



                                                         % Change   % Return on Sales
Operating Profit                     1993        1992    vs. 1992     1993     1992
- -------------------------------------------------------------------------------------
Class I ........................   $  624.6    $  650.9   - 4.0%      11.2%    11.3%
Class II .......................      171.2       142.6   +20.1       16.0     13.4
Class III ......................       26.2        14.6   +79.5        6.8      4.9
Restructuring Charge ...........          -      (250.0)

Adjustments ....................      (28.5)      (15.0)
                                   --------    --------
Consolidated ...................   $  793.5    $  543.1   +46.1%      11.4%     7.7%
                                   ========    ========


Product Classes referred to in this Management's Discussion and Analysis are:

    - Class I includes tissue products for household, commercial, institutional and industrial uses; infant, child, feminine and incontinence care products;
        industrial and commercial wipers; health care products;
        and related products.

    - Class II includes newsprint, printing papers, premium business and correspondence papers, tobacco industry papers and products, technical papers, and related products.

    - Class III includes aircraft services, commercial air transportation and other products and services.


Commentary:

Sales volumes increased 2.6 percent compared with 1992, but net sales declined because of lower selling prices and changes in currency exchange rates.

    - The Corporation reduced selling prices for its Huggies disposable diapers in the U.S. in October 1992 and again in June 1993 to match diaper price reductions announced by a major competitor. These price reductions were partially offset by U.S. price and count changes in January 1993 and Canadian price increases in February 1993.

    - Although sales volumes for Huggies disposable diapers were flat in North America, this product continues to be the number one selling brand in the U.S.

    - Selling prices were lower for feminine care products and facial tissue in the U.S., as well as tobacco industry papers and products, principally in response to competitive business conditions.

    - Sales volumes for Huggies Pull-Ups training pants increased due to the launch of the product in Canada, the United Kingdom, parts of Continental Europe, Korea and various other countries and territories. During 1993, private-label and economy-branded competitors continued to expand distribution of their disposable training pants nationally in competition with the Corporation's training pants business, and, in the fourth quarter, a major competitor initiated regional introductions of a branded training pant.

    - Sales volumes increased for Depend and Poise incontinence care products and Huggies baby wipes in North America, consumer products in Asia and Latin America, Neenah Paper's premium business and correspondence papers, and Midwest Express Airlines, Inc. Sales volumes were lower for household tissue products in North America.

    - Although selling prices for newsprint improved, pricing remains at depressed levels due to overcapacity and weak demand in the industry.

    - Currency translation, primarily in Europe and Canada, is estimated to have reduced consolidated sales by $147 million.

Gross profit declined in absolute terms, 6.5 percent, and as a percentage of sales.

    -   Selling prices were lower as previously discussed.

    - Product improvement costs were higher, primarily for the new Huggies UltraTrim diapers.

    - Increased start-up costs were attributable to a new European facility to support the introduction of Huggies Pull-Ups training pants and the upcoming launch of disposable diapers in the United Kingdom and parts of Continental Europe, and to a new feminine care products facility in the U.S.

    - Industry overcapacity and weak prices in markets for consumer and industrial bathroom tissue contributed to continuing poor results for these businesses in North
        America and Continental Europe.

    -   Raw material costs were lower.

Excluding the 1992 restructuring charge, consolidated operating profit was $793.1 million in 1992 compared with $793.5 million in 1993. On this basis, operating profit was virtually unchanged but improved slightly as a percentage of sales.

    - In connection with the lower selling prices, promotion expenses in North America were reduced for disposable diapers, feminine care products and facial tissue, which more than offset the decline in gross profit.

    - Higher product introduction costs for expansion of Huggies Pull-Ups training pants, as well as continued heavy investment to support the upcoming launch of diapers in Europe, reduced operating profit outside North America.

    - General expense in 1993 included a $6.5 million charge related to the settlement of a class action lawsuit brought by a group of property and business owners near the Coosa Pines, Ala., pulp and newsprint mill.

    - General expense in 1992 was reduced by the recovery of legal fees related to the settlement of diaper litigation.

    - Currency translation is estimated to have reduced consolidated operating profit by $6 million.

By Geography




($ Millions)


                                                       % Change       % of 1993
Net Sales                         1993        1992     vs. 1992     Consolidated
- ---------------------------------------------------------------------------------
North America ...............   $5,607.6    $5,648.4   -   .7%          80.4%
Outside North America .......    1,418.0     1,460.4   -  2.9           20.3
Adjustments .................      (52.7)      (17.7)                    (.7)
                                --------    --------                   -----

Consolidated ................   $6,972.9    $7,091.1   -  1.7%         100.0%
                                ========    ========                   =====



                                                       % Change      % Return on Sales
Operating Profit                  1993        1992     vs. 1992         1993     1992
- --------------------------------------------------------------------------------------
North America ...............   $  751.2    $  717.1   +  4.8%          13.4%    12.7%
Outside North America .......       70.8        91.0   - 22.2            5.0      6.2
Restructuring Charge ........          -      (250.0)
Adjustments .................      (28.5)      (15.0)
                                --------    --------

Consolidated ................   $  793.5    $  543.1   + 46.1%          11.4%     7.7%
                                ========    ========




                                                       % Change
Net Income                        1993        1992     vs. 1992
- ---------------------------------------------------------------
North America ...............   $  415.0    $  408.7   +  1.5%
Outside North America .......       95.9       108.3   - 11.4
Restructuring Charge ........          -      (172.0)
Cumulative Effects of
 Accounting Changes .........          -      (210.0)
                                --------    --------

Net Income ..................   $  510.9    $  135.0   +278.4%
                                ========    ========

Additional Commentary:

    - Excluding the previously mentioned 1992 restructuring charge and the cumulative effects of accounting changes, 1993 consolidated net income declined 1.2 percent.

    - Interest expense was higher in 1993 because of higher debt levels primarily related to capital spending programs and working capital needs.

    - Other income in 1993 included a $9.4 million pretax gain from the sale of forestland in Alabama.

    - Net income was adversely affected by the enactment of the 1993 Tax Act, which increased the U.S. federal income tax rate to 35 percent from 34 percent. This tax change reduced net income by $15.5 million or $.10 per share. Five cents related to 1993 and five cents related to deferred taxes for prior years. The effective income tax rate declined to 39.9 percent in 1993 from 40.3 percent in 1992. Significant factors affecting the comparison were lower operating losses in certain non-U.S. operations for which no income tax benefits were recognized in 1993, a lower 1993 effective state income tax rate and lower effective tax rates associated with certain other non-U.S. operations in 1993, partially offset by the U.S. tax rate increase.

    - The Corporation's share of net income from equity companies grew 18.2 percent, primarily from results of operations in Mexico and Colombia, on the strength of higher sales volumes and improved selling prices. Earnings from Australia declined due to higher start-up costs and interest expense in 1993, tempered by a lower income tax rate. An insurance settlement in Australia also benefited 1992 results.

    -   The sale of the assets of the Corporation's Karolton
        Envelope business was completed in December 1993.
        Neither the sale transaction, nor the operating results of Karolton, were material to the consolidated financial statements.

Adjustments:

    - Adjustments to sales shown in the preceding tables consist of intercompany sales of products between product classes or geographic areas. Adjustments to operating profit consist of expenses not associated with product classes or geographic areas.


LIQUIDITY AND CAPITAL RESOURCES

                                                                           Year Ended
                                                                           December 31
($ Millions)                                                              1993      1992
- ------------------------------------------------------------------------------------------

Cash provided by operations ...........................................  $746.7    $754.0
Capital spending ......................................................   654.5     690.5
Ratio of total debt to capital
  (target range: 28 to 32 percent) ....................................    39.1%     39.0%
Pretax interest coverage - times ......................................     6.6       5.2


Commentary:

    - The Corporation's working capital decreased $93.1 million from December 31, 1992 to December 31, 1993.
        Major factors affecting the decline were:

        -- a reduction in accounts receivable of $36.4 million related, in part, to lower net sales,

        -- an increase in inventories of $56.2 million principally to support the introduction of Huggies diapers and training pants in Europe and Huggies
            Supreme diapers in the U.S.,

        -- a decrease in dividends payable of $65.8 million due to the timing of dividend declarations,

        -- an increase in debt payable within one year of $239.5 million primarily related to capital spending programs and working capital needs, and

        -- lower accrued liabilities related to the 1992 restructuring, as discussed in Note 9 to the Financial Statements.

    -   In 1993, four cash dividends were paid aggregating
        $273.4 million, or $1.70 per share. In 1992, four cash dividends were paid aggregating $262.8 million, or $1.64 per share.

    - The ratio of total debt to capital remains outside the Corporation's target range, in part as a consequence of the 1992 restructuring charge and the cumulative effects of the changes in accounting principles. Capital is the sum of total debt, minority owners' interests in subsidiaries and stockholders' equity.

    - A shelf registration for $100 million of debt securities is on file with the Securities and Exchange
        Commission. The filing allows flexibility to issue debt promptly if the Corporation's needs and market conditions warrant.

    - In February 1993, the Corporation issued $200 million of 7 7/8% Debentures due February 1, 2023. The proceeds were used to reduce commercial paper borrowings. See Note 4 to the Financial Statements.

    - Revolving credit facilities of $500 million are in place for general corporate purposes and to back up commercial paper borrowings.

    - The Corporation's long-term debt securities have a Double-A rating, and its commercial paper is rated in the top category.

    - Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

TRENDS IN THE LAST THREE YEARS


Net Sales

($ Billions)                                                           1993    1992   1991
- ------------------------------------------------------------------------------------------
  Principal products:
    Diapers ......................................................... $ 1.5   $ 1.6  $ 1.6
    Household and other tissue-based products .......................   1.9     1.9    1.9
    Feminine care products ..........................................    .7      .7     .7
    All other .......................................................   2.9     2.9    2.6
                                                                      -----   -----  -----
  Consolidated ...................................................... $ 7.0   $ 7.1  $ 6.8
                                                                      =====   =====  =====

    -   Consolidated net sales grew $.6 billion since 1990.
        The increase was due to volume, partially offset by lower selling prices and changes in currency exchange rates in 1993.


Analysis of Operating Profit as a Percentage of Net Sales


                                                                      1993      1992    1991
- ---------------------------------------------------------------------------------------------
  Net sales ......................................................... 100.0%   100.0%  100.0%
  Less:
   Cost of products sold ............................................  65.7     63.9    63.9
   Marketing expense ................................................  15.3     17.7    17.7
   Research expense .................................................   2.3      2.2     2.2
   General expense ..................................................   5.3      5.0     5.3
   Restructuring charge .............................................     -      3.5       -
                                                                      -----    -----   -----

  Operating profit ..................................................  11.4%     7.7%   10.9%
                                                                      =====    =====   =====

    Excluding the 1992 restructuring charge, operating profit margins have increased during the last two years as a result of higher sales volumes, improved manufacturing efficiencies, cost control measures, lower raw material costs, and lower marketing expenses which more than offset lower selling prices in 1993. Other factors affecting operating profit margins for the last three years were:

        - higher product improvement and start-up costs, particularly in 1993,

        - higher than historical marketing expenses in 1992 and 1991,

        - lower net price realizations for newsprint in 1992 and continuing in 1993,

        - poor results for consumer and industrial bathroom tissue businesses in North America and Continental
            Europe in the past two years, and

        -   litigation settlements in 1993 and 1992.


Changes in Net Sales and Earnings versus the Preceding Year

                                                                            1993    1992
- -----------------------------------------------------------------------------------------
  Net sales ............................................................  -  1.7%  + 4.6%
  Gross profit .........................................................  -  6.5   + 4.6
  Operating profit .....................................................  + 46.1   -26.8
  Income before cumulative effects of accounting changes ...............  + 48.1   -32.1
  Net income ...........................................................  +278.4   -73.4
  Per share basis:
   Income before cumulative effects of accounting changes ..............  + 47.9   -32.4
   Net income ..........................................................  +278.6   -73.6


    - The decline in net sales in 1993 was a result of lower selling prices and currency translation as previously discussed. The increase in 1992 primarily was a result of higher sales volumes.

    - Gross profit declined in 1993, principally because of the lower selling prices. It grew in 1992, primarily as a result of higher sales volumes.

    - Excluding the effect of the 1992 restructuring charge, operating profit grew .1 percent in 1993 and
        6.9 percent in 1992. Factors affecting 1993 operating profit have been discussed previously. The 1992 improvement was primarily attributable to the higher sales volumes and improved operating efficiencies at certain manufacturing facilities, partially offset by higher marketing expenses.

    - Excluding the 1992 restructuring charge, income before cumulative effects of accounting changes declined 1.2 percent in 1993 and grew 1.7 percent in 1992. On a per share basis, it declined 1.2 percent in 1993 and grew
        1.3 percent in 1992.

    - The effective income tax rate declined to 39.9 percent in 1993 after increasing to 40.3 percent in 1992 from
        34.5 percent in 1991. The higher effective income tax rates in the last two years were primarily caused by operating losses in certain non-U.S. operations for which no income tax benefits were recognized, the 1993 U.S. tax rate increase and 1991 tax effects from the disposition of a subsidiary, as discussed below.

    - Spruce Falls Power and Paper Company, a former 50.5-percent-owned Canadian newsprint subsidiary, was disposed of in the fourth quarter of 1991. The transaction benefited 1991 net income by $20.0 million, or $.13 per share.

    - Share of net income of equity companies increased in the last three years, especially at Kimberly-Clark de Mexico, S.A. de C.V., which benefited primarily from higher sales volumes and from higher selling prices in 1993.


ENVIRONMENTAL MATTERS

During 1993, legislation was introduced in the United States Congress and certain states requiring the inclusion of secondary fiber in newsprint and certain other paper products. No such legislation was enacted that had or is expected to have a material adverse effect on the Corporation's business. It is believed that similar legislation will be introduced in 1994 in the United States Congress and certain states. The Corporation is unable to determine the effect, if any, which such legislation, if enacted, would have on its business or on its consolidated financial condition or results of operations.

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the Corporation's business or competitive position. Management does not believe that the Corporation has been identified as a potentially responsible party at an Environmental Protection Agency-designated cleanup site which could have a material adverse impact on the Corporation's business or results of operations. Additional information concerning environmental matters is disclosed in the Corporation's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1993 under the "Business" and "Legal Proceedings" sections.


OUTLOOK - 1994

Management expects more intense competition in its disposable training pants business in 1994 due, in part, to an anticipated wider distribution of a training pants product by a major competitor in the U.S. At this time, management is unable to determine the effect of this competition on its future results of operations. Management also expects to continue to invest heavily to support the Corporation's introduction of training pants in Europe and its 1994 launch of diapers there.

Beginning in 1993, management took steps to exit businesses that do not meet its strategic objectives of building on the Corporation's core technologies, well-known trademarks and strong product franchises. The assets of the Corporation's Karolton Envelope business were sold in 1993, and the sale of the Corporation's adhesive-coated label stock business is pending. Management expects to continue to review all of its businesses to determine their ability to meet strategic objectives. Those businesses that are unable to meet these objectives may become candidates for divestiture.

CONSOLIDATED SUBSIDIARIES


The following list includes companies which were more than 50 percent owned directly or indirectly by Kimberly-Clark
Corporation, a Delaware corporation, Dallas, Texas, as of December 31, 1993. Each company was owned 100 percent by Kimberly-Clark Corporation unless otherwise indicated.

This list includes all significant subsidiaries. The place of incorporation is the same as the location of the company except as shown parenthetically. The fiscal year for all companies ends December 31.

Astral Aviation, Inc. (Delaware) Milwaukee, Wisconsin (100% by
Midwest Express Airlines, Inc.)

Avent, Inc. and subsidiary (Delaware) Tucson, Arizona

Avent, S.A. de C.V. (Mexico City) Nogales, Mexico

Jet Professionals, Inc. (Delaware) Fairfield, Connecticut (100% by K-C Aviation Inc.)

K-C Advertising, Inc. (Delaware) Neenah, Wisconsin

K-C Aviation Inc. (Delaware) Dallas, Texas

K-C do Brasil Ltda. and subsidiary, Sao Paulo, Brazil

Kimberly-Clark Argentina S.A., Cordoba, Argentina

Kimberly-Clark Benelux Operations B.V. and subsidiary,
Veenendaal, Netherlands

Kimberly-Clark Canada European Finance B.V., Netherlands (100% by Kimberly-Clark Canada Inc.)

Kimberly-Clark Canada Global Finance N.V., Netherlands Antilles
(100% by Kimberly-Clark Canada Inc.)

Kimberly-Clark Canada Inc., Mississauga, Ontario, Canada

Kimberly-Clark de Centro America, S.A. and subsidiaries, Sitio del Nino, El Salvador (39.6% plus 35.4% by Kimberly-Clark
International, S.A.)

Kimberly-Clark Costa Rica, Cartago, Costa Rica

Kimberly-Clark Far East Pte. Limited, Singapore (60% by
Kimberly-Clark International, S.A.)

Kimberly-Clark Forest Products Inc., Terrace Bay, Ontario,
Canada (100% by Kimberly-Clark Canada Inc.)

Kimberly-Clark France S.A.R.L., Paris, France

Kimberly-Clark GmbH and subsidiaries, Koblenz, Germany

Kimberly-Clark Inc., Mississauga, Ontario, Canada (100% by
Kimberly-Clark Canada Inc.)

Kimberly-Clark Industries S.A., Paris, France (100%* by
Kimberly-Clark France S.A.R.L.)

Kimberly-Clark Integrated Services Corporation (Delaware)
Roswell, Georgia

Kimberly-Clark International, S.A., Panama City, Panama

Kimberly-Clark International Services Corporation (Delaware)
Neenah, Wisconsin

Kimberly-Clark Limited, Larkfield, Kent, England

Kimberly-Clark PHC International, Inc. (Delaware)

Kimberly-Clark Philippines Inc., Makati, Philippines (87%*)

Kimberly-Clark Puerto Rico, Inc. (Delaware) San Juan, Puerto
Rico

Kimberly-Clark Sales Corporation (Virgin Islands) Veenendaal,
Netherlands

Kimberly-Clark Sopalin S.A., St. Cloud, France (100%* by
Kimberly-Clark France S.A.R.L.)

Kimberly-Clark Technical Products, Inc. (Delaware) Roswell,
Georgia

Kimberly-Clark Thailand Limited, Bangkok, Thailand

LTR Industries S.A., Paris, France (72%*)

Midwest Express Airlines, Inc. (Delaware) Milwaukee, Wisconsin
(100% by K-C Aviation Inc.)

Papeteries de Malaucene S.A., Malaucene, France (100%* by
Papeteries de Mauduit S.A.)

Papeteries de Mauduit S.A., Quimperle, France (100%* by
Kimberly-Clark France S.A.R.L.)

Ridgeway Insurance Company Limited*, Hamilton, Bermuda

Spenco Medical Corporation and subsidiary, Waco, Texas

SYZYGY, Inc. (Delaware) Waco, Texas

Venekim, C.A., Caracas, Venezuela (20% by Kimberly-Clark
International, S.A., 10% by Colombiana Kimberly S.A. and 70% by
Colombiana Universal de Papeles S.A.)

YuHan-Kimberly, Limited, Seoul, Korea (60%)


EQUITY COMPANIES


The following list includes companies which were 20 percent to 50 percent owned directly or indirectly by Kimberly-Clark Corporation, a Delaware corporation, Dallas, Texas, as of December 31, 1993. Kimberly-Clark's percentage ownership of each company is indicated parenthetically.

This list includes all significant equity companies. The place of incorporation is the same as the location of the company.
The fiscal year for all companies ends December 31.


Colombiana Kimberly S.A., Medellin, Colombia (Approximately
50%*)

Colombiana Universal de Papeles S.A., Pereira, Colombia
(Approximately 50%*)

Kimberly-Clark Australia Pty. Limited and subsidiaries, Milsons
Point, New South Wales, Australia (50%)

Kimberly-Clark Malaysia, Sendirian Berhad, Petaling Jaya,
Malaysia (30.6%)

Kimberly-Clark de Mexico, S.A. de C.V. and subsidiaries, Mexico
City, Mexico (43%)

Olayan Kimberly-Clark Arabia Company, Al-Khobar, Kingdom of
Saudi Arabia (49%)

Olayan Kimberly-Clark (Bahrain) WLL, Manama, Bahrain (49%)

P.T. Kimsari Paper Indonesia, Medan, Indonesia (50%)




* Less qualifying shares held by directors, trustees or agents of the Corporation




DIVIDENDS AND DIVIDEND REINVESTMENT PLAN

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second day of January, April, July and October. The Automatic Dividend Reinvestment service of The First National Bank of Boston is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

STOCK EXCHANGES

Kimberly-Clark common stock is listed on the New York, Chicago and Pacific stock exchanges. The ticker symbol is KMB.

TRADEMARKS

The brand names mentioned in this report -- Kleenex(R), Huggies(R), Pull-Ups(R), Kotex(R), Lightdays(R), New Freedom(R), Maximums(TM), Depend(R), EasyGrip(TM), Poise(R), Hi-Dri(R), Delsey(R), Kimguard(R), Kleenex Softique(R), Kleenex(R) Ultra(TM), Kleenex UltraSoft(TM), Kleenex Boutique(R), Velvet(TM), Spenco(R), Silicore(R), Kimguard One-Step(TM), Ultra(TM), Kimwipes(R), Classic(R) and Classic Crest(R), Regard(R), Surpass(R), WorkHorse(R), Evolution(R), Flexus(TM), Demique(R), Kimbies(R), KleenBebe(R), Brevia(R), Midwest Express(R) and "The Best Care in the Air"(R) -- are trademarks of Kimberly-Clark Corporation or its subsidiaries.