Form 10-K, Exhibit 13
KIMBERLY CLARK CORP
filed 1995-03-24
CIK 55785

EXHIBIT 13

CONSOLIDATED INCOME STATEMENT
Kimberly-Clark Corporation and Subsidiaries




(Millions of dollars                                       Year Ended December 31
except per share amounts)                                 1994      1993      1992
-------------------------------------------------------------------------------------
Net Sales ...........................................   $7,364.2  $6,972.9  $7,091.1

  Cost of products sold .............................    4,925.1   4,581.4   4,534.5
                                                        --------  --------  --------

Gross Profit ........................................    2,439.1   2,391.5   2,556.6

  Advertising, promotion and selling expenses .......    1,079.8   1,068.3   1,255.6
  Research expense ..................................      167.1     158.5     156.1
  General expense ...................................      373.1     371.2     351.8
  Restructuring charge ..............................          -         -     250.0
                                                        --------  --------  --------
Operating Profit ....................................      819.1     793.5     543.1

  Interest expense ..................................     (129.4)   (112.6)    (99.4)
  Other income (expense), net .......................       50.9      32.1      18.2
                                                        --------  --------  --------
Income Before Income Taxes ..........................      740.6     713.0     461.9

  Provision for income taxes ........................      276.4     284.4     186.3
                                                        --------  --------  --------
Income Before Equity Interests ......................      464.2     428.6     275.6

  Share of net income of equity companies ...........       87.1      98.0      82.9
  Minority owners' share of subsidiaries'
    net income ......................................      (16.2)    (15.7)    (13.5)
                                                        --------  --------  --------
Income Before Cumulative Effects of Accounting Changes     535.1     510.9     345.0

  Cumulative effects of accounting changes:
    Other postretirement benefits, net of
      income taxes ..................................          -         -    (245.0)
    Income taxes ....................................          -         -      35.0
                                                        --------  --------  --------
Net Income ..........................................   $  535.1  $  510.9  $  135.0
                                                        ========  ========  ========

Per Share Basis

  Income before cumulative effects of accounting
    changes .........................................   $   3.33  $   3.18  $   2.15

  Cumulative effects of accounting changes:
    Other postretirement benefits, net of
      income taxes ..................................          -         -     (1.53)
    Income taxes ....................................          -         -       .22
                                                        --------  --------  --------
  Net income ........................................   $   3.33  $   3.18  $    .84
                                                        ========  ========  ========


See Notes to Financial Statements.


CONSOLIDATED BALANCE SHEET
Kimberly-Clark Corporation and Subsidiaries





                                                                      December 31
(Millions of dollars)                  ASSETS                       1994      1993
------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents ...................................   $   23.8  $   34.8
  Accounts receivable .........................................      847.5     738.7
  Inventories .................................................      804.2     775.9
  Deferred income tax benefits ................................       89.8      93.7
  Prepaid expenses ............................................       44.6      32.1
                                                                  --------  --------
    Total Current Assets ......................................    1,809.9   1,675.2
                                                                  --------  --------

Property
  Land and timberlands ........................................      125.5     121.0
  Buildings ...................................................    1,053.6   1,004.5
  Machinery and equipment .....................................    5,213.0   5,034.6
  Construction in progress ....................................      211.9     212.7
                                                                  --------  --------
                                                                   6,604.0   6,372.8

  Less accumulated depreciation ...............................    2,404.6   2,330.0
                                                                  --------  --------
    Net Property ..............................................    4,199.4   4,042.8


Investments in Equity Companies ...............................      376.2     398.3

Deferred Charges and Other Assets .............................      330.2     264.4
                                                                  --------  --------
                                                                  $6,715.7  $6,380.7
                                                                  ========  ========



See Notes to Financial Statements.


                                                                     December 31
               LIABILITIES AND STOCKHOLDERS' EQUITY                1994       1993
------------------------------------------------------------------------------------
Current Liabilities
  Debt payable within one year ...............................   $  771.8   $  684.8
  Trade accounts payable .....................................      358.0      322.0
  Other payables .............................................      137.6      116.1
  Accrued expenses ...........................................      633.9      594.6
  Accrued income taxes .......................................       87.0      121.8
  Dividends payable ..........................................       70.5       69.2
                                                                 --------   --------
    Total Current Liabilities ................................    2,058.8    1,908.5
                                                                 --------   --------
Long-Term Debt ...............................................      929.5      933.1
                                                                 --------   --------
Noncurrent Employee Benefit Obligations ......................      438.7      430.0
                                                                 --------   --------
Deferred Income Taxes ........................................      612.8      585.0
                                                                 --------   --------
Minority Owners' Interests in Subsidiaries ...................       80.1       66.9
                                                                 --------   --------
Stockholders' Equity
  Common stock-$1.25 par value-authorized 300.0 million
    shares; issued 161.9 million .............................      202.4      202.4
  Additional paid-in capital .................................       27.0       27.1
  Common stock held in treasury, at cost - 1.7 million
    and 1.0 million shares at December 31, 1994 and
    1993, respectively .......................................      (76.8)     (32.9)
  Unrealized currency translation adjustments ................     (310.0)    (240.6)
  Retained earnings ..........................................    2,753.2    2,501.2
                                                                 --------   --------
    Total Stockholders' Equity ...............................    2,595.8    2,457.2
                                                                 --------   --------
                                                                 $6,715.7   $6,380.7
                                                                 ========   ========



CONSOLIDATED CASH FLOW STATEMENT
Kimberly-Clark Corporation and Subsidiaries


                                                           Year Ended December 31
(Millions of dollars)                                     1994      1993      1992
------------------------------------------------------------------------------------
Operations
  Net income .........................................   $ 535.1   $ 510.9   $ 135.0
  Depreciation .......................................     329.6     295.9     289.0
  Restructuring charge ...............................         -         -     250.0
  Cumulative effects of accounting changes ...........         -         -     210.0
  Deferred income tax provision (benefit) ............      31.8      23.6      (3.4)
  Equity companies' earnings in excess of
    dividends paid ...................................     (40.1)    (49.0)    (35.6)
  Minority owners' share of subsidiaries'
    net income .......................................      16.2      15.7      13.5
  Changes in operating working capital ...............    (184.2)    (41.8)   (105.1)
  Pension funding in excess of expense ...............     (40.1)    (41.0)    (48.1)
  Other ..............................................      20.7      32.4      48.7
                                                         -------    ------   -------
      Cash Provided by Operations ....................     669.0     746.7     754.0
                                                         -------    ------   -------

Investing
  Capital spending ...................................    (485.2)   (654.5)   (690.5)
  Acquisitions of businesses .........................    (118.0)        -         -
  Proceeds from disposition of property and
    businesses .......................................     155.5      33.8       4.3
  Other ..............................................       4.9     (44.9)    (83.3)
                                                         -------    ------   -------
      Cash Used for Investing ........................    (442.8)   (665.6)   (769.5)
                                                         -------    ------   -------
Financing
  Cash dividends paid ................................    (281.8)   (273.4)   (262.8)
  Changes in debt payable within one year ............     102.9     239.5     138.7
  Increases in long-term debt ........................     176.6      83.9     237.4
  Decreases in long-term debt ........................    (180.2)   (145.4)   (117.5)
  Acquisition of common stock for the treasury .......     (52.2)      (.8)     (2.3)
  Other ..............................................      (2.5)      8.8      20.3
                                                         -------    ------   -------
      Cash (Used for) Provided by Financing ..........    (237.2)    (87.4)     13.8
                                                         -------    ------   -------
Decrease in Cash and Cash Equivalents ................   $ (11.0)  $  (6.3)  $  (1.7)
                                                         =======   =======   =======



See Notes to Financial Statements.

Notes to Financial Statements


Note 1.  Accounting Policies
Kimberly-Clark Corporation's accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

Basis of Presentation
The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all significant subsidiaries which are more than 50 percent owned and controlled. Investments in significant nonconsolidated companies which are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies.

Certain reclassifications have been made to conform prior years' data to the current year presentation.

Start-Up and Preoperating Costs
Costs of bringing certain significant new or expanded facilities into operation are recorded as deferred charges and amortized to income over periods of not more than five years.

Advertising and Promotion Expenses
Advertising expenses are charged to income during the year in which they are incurred. Promotion expenses are charged to income over the period of the promotional campaign.

Per Share Data
Per share data are based on the average number of common shares outstanding, which was 160.9 million for the years ended
December 31, 1994 and 1993, and 160.4 million for the year ended December 31, 1992.

Inventories
U.S. inventories valued at cost on the Last-In, First-Out
(LIFO) method for U.S. income tax purposes are valued in the same manner for accounting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using the First-In, First-Out (FIFO) method, or market.

Property and Depreciation
Property, plant and equipment are stated at cost. Depreciable property is depreciated on the straight-line or units-of-production method for accounting purposes and generally on an accelerated method for income tax purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

Environmental Expenditures
Environmental expenditures related to current operations which qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action.

Note 2.  Income Taxes

Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes" (SFAS No. 109) was adopted in
1992, and the $35.0 million cumulative effect of adopting the standard was credited to 1992 income as a separate item in the consolidated income statement.

An analysis of the provision for income taxes follows:

                                                  Year Ended December 31
(Millions of dollars)                            1994      1993      1992
---------------------------------------------------------------------------
Current income taxes:
  United States .............................   $180.1    $181.9    $131.0
  State .....................................     23.1      38.8      34.0
  Other countries ...........................     41.4      40.1      24.7
                                                ------    ------    ------
                                                 244.6     260.8     189.7
                                                ------    ------    ------
Deferred income taxes:
  United States .............................     35.4      34.2      12.9
  State .....................................      9.5        .6      (1.8)
  Other countries ...........................    (13.1)    (11.2)    (14.5)
                                                ------    ------    ------
                                                  31.8      23.6      (3.4)
                                                ------    ------    ------
    Total ...................................   $276.4    $284.4    $186.3
                                                ======    ======    ======


Deferred income tax assets (liabilities) as of December 31, 1994 and 1993 are comprised of the following:


(Millions of dollars)                                                  1994       1993
----------------------------------------------------------------------------------------
  Current deferred income tax assets (liabilities) attributable to:

    Advertising and promotion accruals ...........................   $  19.6    $  13.9
    Pension, postretirement and other employee benefits ..........      43.7       43.7
    Other accrued liabilities ....................................      29.2       31.2
    Prepaid expenses .............................................      (4.4)      (3.5)
    Other ........................................................       3.4       13.0
    Valuation allowances .........................................      (1.7)      (4.6)
                                                                    --------    -------

      Net current deferred income tax asset ......................   $  89.8    $  93.7
                                                                    ========    =======

  Noncurrent deferred income tax assets (liabilities) attributable to:

    Accumulated depreciation .....................................   $(807.3)   $(754.7)
    Start-up and preoperating costs ..............................     (22.9)     (29.7)
    Operating loss carryforwards .................................     137.3       92.6
    Other postretirement benefits ................................     151.5      153.7
    Prepaid pension asset ........................................     (34.5)     (19.4)
    Other ........................................................       (.7)      (1.5)
    Valuation allowances .........................................     (36.2)     (26.0)
                                                                     --------   -------
      Net noncurrent deferred income tax liability ...............   $(612.8)   $(585.0)
                                                                     =======    =======


The valuation allowances for deferred income tax assets increased $7.3 million in 1994 and $7.7 million in 1993.

A reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes is as follows:



(Millions of dollars)                           1994           1993           1992
                                           Amount Percent Amount Percent Amount Percent
----------------------------------------------------------------------------------------
Tax at U.S. statutory rate .............   $259.2  35.0%  $249.6  35.0%  $157.0  34.0%
State income taxes, net of federal
  tax benefit ..........................     22.1   3.0     25.4   3.6     21.0   4.5
Operating losses for which no tax
  benefit was recognized ...............     10.0   1.4     10.0   1.4     10.8   2.3
U.S. federal income tax rate increase ..        -     -      8.8   1.2        -     -
Other - net ............................    (14.9) (2.1)    (9.4) (1.3)    (2.5)  (.5)
                                           ------  ----   ------  ----   ------  -----
  Provision for income taxes ...........   $276.4  37.3%  $284.4  39.9%  $186.3  40.3%
                                           ======  ====   ======  ====   ======  ====

At December 31, 1994, income taxes have not been provided on $969 million of permanently invested unremitted net income of subsidiaries operating outside the U.S. These earnings could become subject to additional tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Any resulting U.S. or foreign tax liability would be largely offset by U.S. foreign tax credits.

Income before income taxes included income of $14.4 million in 1994, income of $31.2 million in 1993 and a loss of $23.5 million in 1992 from subsidiaries outside the U.S.

Net operating loss carryforwards of $405.7 million at December 31, 1994 were applicable to certain subsidiaries outside the U.S. If not utilized against taxable income, $110.7 million of this amount will expire through the year
1999.  The remaining $295.0 million has no expiration date.


Note 3.  Postretirement and Other Benefits

Pension Benefits

The Corporation and its subsidiaries in North America and the United Kingdom have defined-benefit retirement plans (the principal plans) covering substantially all full-time employees. Retirement benefits are based on years of service and generally on the average compensation earned in the highest five of the last 15 years of service. The funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. At December 31, 1994 and 1993, the fair value of plan assets exceeded the accumulated benefit obligation by $87.9 million and $57.2 million, respectively. Assets held in the pension trusts are comprised principally of common stocks, high-grade corporate and government bonds and various short-term investments.

Most other subsidiaries outside the U.S. have pension plans covering substantially all full-time employees. Obligations under such plans are provided for by contributing to trusts, purchasing insurance policies, or recording liabilities.

The components of net pension cost were as follows:


                                                Year Ended December 31
(Millions of dollars)                           1994     1993     1992
------------------------------------------------------------------------
Benefits earned ............................   $ 64.1   $ 56.2   $ 51.2
Interest on projected benefit obligation ...    109.8    106.3    102.2
Amortizations and other ....................      7.2      3.2      4.2
                                               ------   ------   ------
                                                181.1    165.7    157.6

Less expected return on plan assets
  (Actual return on plan assets was
  a $2.0 million loss in 1994, and
  gains of $152.5 million in 1993
  and $66.7 million in 1992) ...............    121.8    115.3    106.1
                                               ------   ------   ------


Net pension cost ...........................   $ 59.3   $ 50.4   $ 51.5
                                               ======   ======   ======

The assumed long-term rates of return on pension assets for purposes of pension cost recognition for the principal plans were as follows:

                                                1994     1993     1992
                                               ------   -----    -----
      United States plans ..................    9.25%   10.00%   10.00%
      Canadian plans .......................   10.00%   10.50%   10.50%
      United Kingdom plan ..................    9.50%   10.50%   11.00%

Transition adjustments are being amortized on the straight-line method over 14 to 18 years.


The funded status of the principal plans is presented below:

                                                    December 31
(Millions of dollars)                           1994           1993
--------------------------------------------------------------------
Actuarial present value of plan benefits:
  Accumulated benefit obligation:
    Vested ...............................   $1,160.0       $1,181.2
    Nonvested ............................       19.9           13.6
                                             --------       --------
      Total ..............................   $1,179.9       $1,194.8
                                             ========       ========

  Projected benefit obligation ...........   $1,453.6       $1,428.8
Plan assets at fair value ................    1,267.8        1,252.0
                                             --------       --------
Plan assets less than projected
  benefit obligation .....................   $ (185.8)      $ (176.8)
                                             ========       ========
  Consisting of:
    Unfavorable actuarial experience .....   $ (263.9)      $ (211.2)
    Unamortized transition
      adjustments ........................       (1.9)          (2.2)
    Unamortized prior service costs ......      (14.6)         (14.1)
    Net prepaid pension asset ............       94.6           50.7
                                             --------       --------
          Total ..........................   $ (185.8)      $ (176.8)
                                             ========       ========

The assumed discount rates used to determine the projected benefit obligation and accumulated benefit obligation for the principal plans were as follows:

                                                    December 31
                                                1994           1993
                                               -----          ------
            United States plans ..........      8.75%          7.50%
            Canadian plans ...............     10.00%          8.50%
            United Kingdom plan ..........      9.50%          8.00%

The assumed long-term rates of compensation increases used to determine the projected benefit obligation for the principal plans were as follows:

                                                    December 31
                                                1994           1993
                                               -----          -----
            United States plans ..........      5.50%          3.75%
            Canadian plans ...............      6.25%          4.25%
            United Kingdom plan ..........      6.00%          4.75%

Postretirement Health Care and Life Insurance Benefits

Substantially all retired employees of the Corporation and its North American subsidiaries are covered by unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees. The U.S. plans place a limit on the Corporation's cost of future annual per capita retiree medical benefits at no more than 200 percent of the 1992 annual per capita cost.

Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) was adopted in 1992. The estimated accumulated postretirement benefit obligation (i.e., transition obligation) of $395.0 million, less related deferred income tax benefits of $150.0 million, was charged to 1992 income as a cumulative effect of adopting SFAS No. 106. The net charge of $245.0 million is shown as a separate item in the consolidated income statement.

The components of postretirement health care and life insurance benefit costs were as follows:

                                                               Year Ended December 31
(Millions of dollars)                                         1994      1993      1992
----------------------------------------------------------------------------------------
Benefits earned ...........................................  $  6.5    $  6.3    $  6.7

Interest on accumulated postretirement benefit
  obligation ..............................................    26.8      28.3      32.4
Amortization ..............................................     (.3)     (1.9)        -
                                                            -------    ------    ------

Net postretirement benefit costs (of which
  $26.2 million, $24.9 million and $24.1 million
  were paid in 1994, 1993 and 1992, respectively) .........  $ 33.0    $ 32.7    $ 39.1
                                                             ======    ======    ======


The components of the postretirement health care and life insurance benefit obligation are presented below:


                                                                December 31
(Millions of dollars)                                         1994      1993
-----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees ................................................  $219.0    $243.2
  Fully eligible active plan participants .................    55.7      55.0
  Other active plan participants ..........................    89.0      96.6
                                                             ------    ------
    Total .................................................   363.7     394.8
Favorable actuarial experience ............................    54.9      22.6
                                                             ------    ------
Total accrued postretirement benefit liability ............   418.6     417.4

Less current portion ......................................    29.2      27.7
                                                             ------    ------
Noncurrent portion ........................................  $389.4    $389.7
                                                             ======    ======



The December 31, 1994 accumulated postretirement benefit obligation for the U.S. plans was determined using an assumed health care cost trend rate of 10.4% in 1995, declining to zero in 2002 and thereafter, which reflects the previously described limit on the Corporation's cost of annual per capita retiree medical benefits. The December 31, 1993 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 16% in 1994, declining to zero in 2000 and thereafter. Assumed discount rates of 8.75% and 7.5% were used to determine the accumulated postretirement benefit obligation at December 31, 1994 and December 31, 1993, respectively.

A one-percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $7.4 million at December 31, 1994 and expense by $.5 million for the year then ended.


Other Benefits

Voluntary contributory investment plans are provided to substantially all U.S. employees. Under the plans, the Corporation matches a portion of employee contributions. Costs under the plans were $17.8 million, $18.0 million and $16.4 million in 1994, 1993 and 1992, respectively.


Note 4.  Debt


The major issues of long-term debt outstanding were:
                                                                December 31
(Millions of dollars)                                          1994       1993
-------------------------------------------------------------------------------
Kimberly-Clark Corporation
  7 7/8% Debentures due 2023 ............................   $  199.7   $  199.7
  8 5/8% Notes due 2001 .................................      199.6      199.5
  9 3/4% Notes due 1995 .................................      100.1      100.3
  9 1/8% Notes due 1997 .................................      100.0      100.0
  9% Notes due 2000 .....................................       99.8       99.8
  6 7/8% Debentures due 2014 ............................       99.7          -
  9 1/2% Sinking Fund Debentures due 2018 ...............       49.9       73.7
  12% Notes .............................................          -      100.0

  6 1/8% to 9.67% Industrial Development Revenue
    Bonds maturing to 2023 ..............................       98.0       58.2
  Other .................................................        3.4        3.1
                                                            --------    -------
                                                               950.2      934.3
Subsidiaries
  11% to 16.8% Debentures due 1995, 1996 and 1997 .......       51.9       41.5
  Bank loans in various currencies at fixed rates (8% to
    13.69% at December 31, 1994) maturing to 2000 .......       16.5       34.7
  Bank loans at variable rates (6.25% to 7.81% at
    December 31, 1994) maturing to 2003 .................       21.4       21.4
  Other .................................................       37.0       30.9
                                                            --------   --------
                                                             1,077.0    1,062.8
Less current portion ....................................      147.5      129.7
                                                            --------   --------
  Total .................................................   $  929.5   $  933.1
                                                            ========   ========


Scheduled maturities of long-term debt are $26.8 million in 1996, $127.9 million in 1997, $10.2 million in 1998 and
$13.8 million in 1999.

At December 31, 1994, the Corporation had $600 million of revolving credit facilities with a group of U.S. and European banks. These facilities, which were unused at December 31, 1994, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $300 million expires in September 1995 and the remainder expires in December 1999.


Debt payable within one year:
                                                                 December 31
(Millions of dollars)                                          1994       1993
-------------------------------------------------------------------------------
Commercial paper ..........................................   $520.2     $475.4
Current portion of long-term debt .........................    147.5      129.7
Other short-term debt .....................................    104.1       79.7
                                                              ------     ------
  Total ...................................................   $771.8     $684.8
                                                              ======     ======

At December 31, 1994 and 1993, the weighted average interest rate for commercial paper was 6.0 percent and 3.2 percent, respectively. At December 31, 1994 and 1993, the weighted average interest rate for other short-term debt was 9.5 percent and 10.8 percent, respectively.

At December 31, 1994 and 1993, the estimated fair value of the Corporation's long-term debt was $1,052.9 million and $1,165.0 million compared with a carrying value of $1,077.0 million and $1,062.8 million, respectively. The fair value of the Corporation's commercial paper and other short-term debt approximated the carrying amount. These fair values were based on quoted market prices for the same or similar debt or on current rates offered to the Corporation for obligations with the same maturities.

Note 5.  Foreign Currency

Foreign Exchange Risk

The Corporation and its subsidiaries and affiliates have manufacturing facilities in more than 25 countries throughout the world, as well as transactions denominated in numerous currencies. Consequently, Kimberly-Clark is subject to both foreign exchange translation and transaction risks as a result of strengthening or weakening of various currencies against each other and local currencies versus the U.S. dollar.

Foreign currency losses included in consolidated net income were $54.9 million in 1994, $15.7 million in 1993 and $9.2 million in 1992. The 1994 loss includes a $39.2 million nonoperating charge for the Corporation's share of a foreign currency loss attributable to the effect of the devaluation of the Mexican peso, as discussed below. The amounts also include losses from other currency transactions and from the translation of balance sheet accounts of operations in hyperinflationary economies.

Translation Risk

The income statements of foreign operations other than those in hyperinflationary economies are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized currency translation adjustments.

Summary of unrealized currency translation adjustments:

(Millions of dollars)                                  1994       1993
-----------------------------------------------------------------------
Balance, beginning of year ......................    $(240.6)   $(197.9)
                                                     -------    -------

Adjustments for the year:
  Australian dollar .............................       13.5      (1.0)
  British pound .................................       11.9      (5.4)
  Canadian dollar ...............................      (22.3)    (16.5)
  French franc ..................................       17.1      (9.2)
  Mexican peso ..................................     (102.4)      (.8)
  Other .........................................       12.8      (9.8)
                                                     -------    -------
                                                       (69.4)    (42.7)
                                                     -------    -------
Balance, end of year ............................    $(310.0)  $(240.6)
                                                     =======   =======

The income statements and balance sheets of operations in hyperinflationary economies, i.e., Brazil (through July 1994 when the operation was sold) and Venezuela, are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income.

Translation exposure is not hedged. However, the risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.


Transaction Risk

Foreign currency risks arise from transactions and commitments denominated in non-local currencies. These transactions and commitments include the purchase of raw materials, finished goods or items of property, plant and equipment, the sale of products and the repayment of loans.

Management selectively hedges the Corporation's foreign currency risks when it is practicable and economical to do so. The instruments used to hedge foreign currency risks are forward contracts and, to a lesser extent, option contracts. These instruments are purchased from well-known money center banks or government agencies (counterparties) throughout the world. Usually the contracts extend for no more than 12 months, although their contractual term has been as long as 25 months. Credit risks with respect to the counterparties, and the foreign currency risks that would not be hedged if the counterparties fail to fulfill their obligations under the contracts, are minimal in view of the financial strength of the counterparties.

Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. Premiums paid for options are amortized ratably over the life of the option. All other gains and losses are included in current period income based on the period-end market price of the instrument.

At December 31, 1994 there were outstanding forward and option contracts, maturing at various dates in 1995, to purchase $199 million and to sell $312 million of various foreign currencies. These contracts have not given rise to any significant net deferred gains or losses as of December 31, 1994.

Certain equity affiliates and subsidiaries, located in Mexico and Latin America, have financed a portion of their operations with U.S. dollar-denominated liabilities, thereby creating foreign currency transaction risks. The total U.S. dollar-denominated liabilities of these entities at December 31, 1994 was approximately $400 million of which approximately $330 million was attributable to the Corporation's Mexican affiliate. The Corporation's share of the foreign currency transaction risk attributable to these liabilities was approximately $170 million. During December 1994, the Mexican peso was devalued. The Corporation's share of the nonoperating, after-tax foreign currency loss attributable to the effect of the devaluation on the U.S. dollar-denominated liabilities of its Mexican affiliate was $39.2 million, or $.24 per share.


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

Data concerning participation and dividend shares follow:


                                                    1994          1993          1992
----------------------------------------------------------------------------------------
Outstanding - Beginning of year ..............    3,584,354     2,986,154     3,143,791

Awarded ......................................            -     1,351,100             -

Dividend shares credited - net ...............      358,499       432,788       303,317

Matured ......................................      (84,775)   (1,142,988)     (396,554)

Forfeited ....................................      (62,400)      (42,700)      (64,400)
                                                  ---------     ---------     ---------

Outstanding - End of year ....................    3,795,678     3,584,354     2,986,154
                                                  =========     =========     =========


Stock options are granted at not less than market value, become exercisable over three years and expire 10 years after the date of the grant.

Data concerning stock options follow:

                                           1994               Number of Options
                                        Price Range     1994        1993        1992
-------------------------------------------------------------------------------------
Outstanding - Beginning of year ...  $11 7/8-$58 5/8  3,576,935   2,451,973   3,190,498

Granted ...........................                           -   1,351,100           -

Exercised* ........................  $11 7/8-$46 1/4   (255,559)   (208,658)   (720,685)

Cancelled or expired ..............  $41 3/8-$58 5/8    (38,100)    (17,480)    (17,840)
                                                      ---------   ---------   ---------

Outstanding - End of year .........  $15.22 -$58 5/8  3,283,276   3,576,935   2,451,973
                                                      =========   =========   =========

Exercisable .......................  $15.22 -$58 5/8  2,363,516   2,107,995   1,624,073
                                                      =========   =========   =========


* Price ranges for options exercised were $11 7/8 to $46 1/4 per share in both 1993 and 1992.


At December 31, 1994, the number of additional shares of common stock of the Corporation available for option and sale under the 1992 Plan or for award as participation shares at such date under the 1992 Plan was 7,397,500 shares. The 1976 and 1986 Plans have expired and no additional grants will be made under these Plans. Amounts expensed for shares under the Plans were $12.3 million, $10.6 million and $5.1 million in 1994, 1993 and 1992, respectively.

Note 7.  Commitments

Operating Leases:

Future minimum rental payments under operating leases as of December 31, 1994, were:

(Millions of dollars)
----------------------------------------------------------------------
Year Ending December 31:
  1995 .......................................................   $ 52.8
  1996 .......................................................     36.1
  1997 .......................................................     27.9
  1998 .......................................................     20.6
  1999 .......................................................     15.4
  Thereafter .................................................     67.1
                                                                 ------
    Total ....................................................   $219.9
                                                                 ======

Consolidated rental expense under operating leases was $113.1 million, $100.3 million and $118.9 million in 1994, 1993 and 1992, respectively.

Other:

The Corporation has entered into long-term contracts for the purchase of certain raw materials. Minimum purchase commitments, at current prices, are approximately
$230 million in each of the years 1995 and 1996. These purchase commitments are not expected to result in losses.


Note 8.  Stockholders' Equity

Changes in common stock issued, treasury stock, additional paid-in capital and retained earnings are shown below:


                                                                     Additional
(Millions of dollars       Common Stock Issued      Treasury Stock    Paid-In   Retained
except share amounts)        Shares     Amount     Shares    Amount   Capital   Earnings
-----------------------------------------------------------------------------------------
Balance at December 31,
  1991 ................   161,906,544   $202.4   1,829,324   $(59.4)    $26.0   $2,395.1
Exercise of stock
  options .............             -        -    (720,685)    22.8       1.6          -
Purchased for
  treasury ............             -        -      39,359     (2.3)        -          -
Net income ............             -        -           -        -         -      135.0
Cash dividends
  declared ............             -        -           -        -         -     (332.2)
                          -----------   ------   ---------   ------      ----    -------

Balance at December 31,
  1992 ................   161,906,544    202.4   1,147,998    (38.9)     27.6    2,197.9
Exercise of stock
  options .............             -        -    (208,658)     6.8       (.5)         -
Purchased for
  treasury ............             -        -      16,526      (.8)        -          -
Net income ............             -        -           -        -         -      510.9
Cash dividends
  declared ............             -        -           -        -         -     (207.6)
                          -----------   ------   ---------   ------      ----    -------

Balance at December 31,
  1993 ................   161,906,544    202.4     955,866    (32.9)     27.1    2,501.2
Exercise of stock
  options .............             -        -    (255,559)     8.3       (.1)         -
Purchased for
  treasury ............             -        -   1,013,848    (52.2)        -          -
Net income ............             -        -           -        -         -      535.1
Cash dividends
  declared ............             -        -           -        -         -     (283.1)
                          -----------   ------   ---------   ------      ----    -------

Balance at December 31,
  1994 ................   161,906,544   $202.4   1,714,155   $(76.8)    $27.0   $2,753.2
                          ===========   ======   =========   ======     =====   ========



At December 31, 1994, unremitted net income of equity companies included in consolidated retained earnings was $427.9 million.

On June 21, 1988, the board of directors declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. The rights are intended to protect the stockholders against abusive takeover tactics.

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


Note 9.  Acquisition and Disposition of Businesses

In 1994, the Corporation purchased the feminine care products businesses of VP-Schickedanz AG, a German company, and a 90 percent interest in the Handan Comfort and Beauty Group, a Chinese company, for approximately $144 million. During the year, the Corporation sold its tissue mill in Memphis, Tenn., adhesive-coated label stock business in Troy, Ohio, tissue subsidiary in Brazil and Spenco Medical Corporation and received total proceeds of $118.2 million. These transactions, individually and in the aggregate, are not significant to ongoing operations or to the consolidated financial statements.

Note 10.  Restructuring Charge

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

Events and decisions underlying the 1992 restructuring were as follows:

- In Europe, the Corporation's earnings had been unsatisfactory due to weak economies, high marketing expenses incurred in entering certain markets and defending against intense competition, and an inability to achieve sales goals primarily in the tissue business. In 1992, management decided to significantly reduce costs to improve its long-term cost structure, competitive position and financial performance. The cost-cutting measures included reducing the workforce at mills where personnel costs were too high in relation to competition and focusing on production of fewer products at each mill to simplify the manufacturing process. The principal mills affected were in Rouen, France, and Larkfield, England.

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

- Approximately $162 million of the $250 million restructuring charge related to asset write-offs and $88 million related to the accrual of liabilities for severance pay and other cash obligations arising from the restructuring. These cash obligations have been settled as of December 31, 1994.


Note 11.  Supplemental Data (Millions of dollars)


Supplemental Balance Sheet Data

                                                                        December 31
Summary of Accounts Receivable and Inventories                       1994        1993
--------------------------------------------------------------------------------------
Accounts Receivable:
   From customers ...........................................         $788.1    $688.9
   Other ....................................................           76.9      64.6
   Less allowances for doubtful accounts and
     sales discounts ........................................          (17.5)    (14.8)
                                                                     -------    ------

       Total ................................................         $847.5    $738.7
                                                                      ======    ======

Inventories by Major Class:
   At the lower of cost on the First-In, First-Out
     (FIFO) method or market:
       Raw materials ........................................         $180.8    $155.1
       Work in process ......................................          143.3     169.6
       Finished goods .......................................          495.0     439.9
       Supplies and other ...................................          132.8     121.5
                                                                      ------    ------
                                                                       951.9     886.1

   Excess of FIFO cost over Last-In, First-Out
     (LIFO) cost ............................................         (147.7)   (110.2)
                                                                      ------    ------

       Total ................................................         $804.2    $775.9
                                                                      ======    ======



Total inventories include $337.6 million and $387.8 million of inventories valued on the LIFO method at December 31, 1994 and 1993, respectively.

                                                              December 31
Summary of Accrued Expenses                                1994        1993
---------------------------------------------------------------------------
Accrued advertising and promotion expense .............   $154.3     $ 139.4
Accrued salaries and wages ............................    178.2       169.5
Other accrued expenses ................................    301.4       285.7
                                                          ------     -------

   Total ..............................................   $633.9     $ 594.6
                                                          ======     =======


Supplemental Cash Flow Statement Data


Summary of Cash Flow Effects of Changes            Year Ended December 31
in Operating Working Capital*                   1994        1993        1992
-----------------------------------------------------------------------------
Accounts receivable .......................   $(140.4)    $ 36.4     $ (84.0)
Inventories ...............................     (55.5)     (60.7)      (38.2)
Prepaid expenses ..........................     (13.6)      32.8       (10.0)
Trade accounts payable ....................      33.8      (50.9)       91.0
Other payables ............................      32.0       16.5       (45.7)
Accrued expenses ..........................      13.6      (45.0)        7.1
Accrued income taxes ......................     (34.8)      26.6        (6.5)
Currency rate changes .....................     (19.3)       2.5       (18.8)
                                              -------     ------     -------

Changes in operating working capital ......   $(184.2)    $(41.8)    $(105.1)
                                              =======     ======     =======


* Excludes the effects of acquisitions, dispositions and the 1992 restructuring charge.


                                                       Year Ended December 31
Other Cash Flow Data                                1994        1993        1992
----------------------------------------------------------------------------------
Interest paid ..................................   $137.7      $126.1     $ 120.7
Interest capitalized ...........................      9.6        19.0        18.6
Income taxes paid ..............................    277.9       231.4       208.6
Increase (decrease) in cash and cash equivalents
  due to exchange rate changes .................      1.5        (3.1)       (2.4)

Reconciliation of changes in cash and
  cash equivalents:
    Balance, January 1 .........................   $ 34.8      $ 41.1     $  42.8
    Decrease ...................................    (11.0)       (6.3)       (1.7)
                                                   ------      ------     -------
    Balance, December 31 .......................   $ 23.8      $ 34.8     $  41.1
                                                   ======      ======     =======

Note 12.  Unaudited Quarterly Data


(Millions of
dollars except
per share                       1994                                 1993
amounts)        Fourth(a) Third    Second    First    Fourth   Third(b) Second    First
----------------------------------------------------------------------------------------
Net sales ..... $1,920.8 $1,836.8 $1,830.1 $1,776.5  $1,764.0 $1,781.0 $1,725.9 $1,702.0

Gross profit...    624.2    589.3    620.2    605.4     596.8    587.9    604.1    602.7
Operating
  profit ......    208.4    182.4    216.1    212.2     216.3    189.6    191.6    196.0

Net income ....    105.6    141.8    151.5    136.2     141.6    111.2    133.3    124.8

Per share basis:
  Net income...      .66      .88      .94      .85       .88      .69      .83      .78
  Cash dividends:
    Declared ..      .44      .44      .44      .44       .43      .43      .43       -(c)
    Paid ......      .44      .44      .44      .43       .43      .43      .43      .41
  Market price:
    High ......   59       60       57 5/8   58 1/4    53 3/4   50 5/8   55 3/8   62
    Low .......   47       52 1/2   51 3/4   51 3/8    48 3/8   44 5/8   45 5/8   53 5/8
    Close .....   50 3/8   58 3/4   52 7/8   52 7/8    51 7/8   49       49 1/2   54 3/4



(a) Results for the fourth quarter 1994 include a nonoperating charge of $39.2 million, or $.24 per share, for the Corporation's share of foreign currency losses incurred by its 43 percent-owned Mexican affiliate on the translation of U.S. dollar-denominated liabilities into pesos. The translation losses are related to the devaluation of the Mexican peso in December 1994.

(b) Results for the third quarter 1993 include additional income tax expense of $13.5 million, or $.08 per share, related to the increase in the U.S. statutory income tax rate to 35 percent from 34 percent as a result of legislation enacted in the third quarter effective as of January 1, 1993.

(c) Historically, the Corporation declares one dividend per quarter; however, in the fourth quarter of 1992, two dividends were declared and thus no dividend was declared in the first quarter of 1993.

Note 13.  Product Class and Geographic Data

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

Information concerning consolidated operations by product class and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:

Consolidated Operations by Product Class

                                          Net Sales                Operating Profit
(Millions of dollars)               1994     1993     1992       1994    1993    1992(a)
----------------------------------------------------------------------------------------
Class I .......................   $5,911.4 $5,565.5 $5,781.5    $655.6  $624.6  $434.7
Class II ......................    1,099.1  1,071.7  1,061.4     188.2   171.2   121.1
Class III .....................      410.1    383.0    298.9      19.4    26.2     6.4
                                  -------- -------- --------    ------  ------  ------

Combined ......................    7,420.6  7,020.2  7,141.8     863.2   822.0   562.2
Interclass sales ..............      (56.4)   (47.3)   (50.7)        -       -       -
Unallocated items-net .........          -        -        -     (44.1)  (28.5)  (19.1)
                                  -------- -------- --------    ------  ------  ------

Consolidated ..................   $7,364.2 $6,972.9 $7,091.1    $819.1  $793.5  $543.1
                                  ======== ======== ========    ======  ======  ======


(Millions of                  Assets              Depreciation        Capital Spending
dollars)            1994     1993     1992     1994   1993   1992    1994   1993   1992
----------------------------------------------------------------------------------------
Class I .......   $5,225.9 $4,920.5 $4,667.8  $272.3 $242.1 $233.7  $393.4 $548.5 $600.9
Class II ......      835.8    802.4    759.2    38.9   35.8   35.6    65.1   86.5   64.3
Class III .....      208.7    196.3    232.5    10.4    9.9   10.6    12.4    9.8    9.0
                  -------- -------- --------  ------ ------ ------  ------ ------ ------
Combined ......    6,270.4  5,919.2  5,659.5   321.6  287.8  279.9   470.9  644.8  674.2

Unallocated(b)..     649.3    616.7    608.5     8.0    8.1    9.1    14.3    9.7   16.3
Interclass
  assets ......     (204.0)  (155.2)  (238.9)      -      -      -       -      -      -
                  -------- -------- --------  ------ ------ ------  ------ ------ ------
Consolidated ..   $6,715.7 $6,380.7 $6,029.1  $329.6 $295.9 $289.0  $485.2 $654.5 $690.5
                  ======== ======== ========  ====== ====== ======  ====== ====== ======


(a) Operating profit in 1992 for Class I, II, III and Unallocated includes $216.2 million, $21.5 million, $8.2 million and $4.1 million, respectively, of the restructuring charge described in Note 10.

(b) Assets include investments in equity companies of $376.2 million, $398.3 million and $349.7 million in 1994, 1993 and 1992, respectively.

Consolidated Operations by Geographic Area

                                          Net Sales                 Operating Profit
(Millions of dollars)             1994       1993       1992      1994    1993    1992(a)
-----------------------------------------------------------------------------------------
United States ...............   $5,547.6   $5,282.5   $5,297.2   $817.2  $780.0  $571.4
Canada ......................      613.9      568.7      587.3     25.0   (28.8)  (17.1)
Intergeographic items(b)......    (334.0)    (243.6)    (236.1)       -       -       -
                                --------   --------   --------   ------  ------  ------

North America ...............    5,827.5    5,607.6    5,648.4    842.2   751.2   554.3
Europe ......................    1,074.8      917.0    1,016.9    (59.4)     .9   (56.9)
Asia and Latin America ......      544.2      501.0      443.5     80.4    69.9    64.8
                                --------   --------   --------   ------  ------  ------

Combined ....................    7,446.5    7,025.6    7,108.8    863.2   822.0   562.2
Intergeographic items .......      (82.3)     (52.7)     (17.7)       -       -       -
Unallocated items-net .......          -          -          -    (44.1)  (28.5)  (19.1)
                                --------   --------   --------   ------  ------  ------

Consolidated ................   $7,364.2   $6,972.9   $7,091.1   $819.1  $793.5  $543.1
                                ========   ========   ========   ======  ======  ======



                                            Assets
(Millions of dollars)             1994       1993       1992
--------------------------------------------------------------
United States ...............   $3,805.6   $3,720.8   $3,626.4
Canada ......................      460.0      487.8      499.4
Intergeographic items .......      (55.0)     (35.6)     (34.7)
                                --------   --------   --------
North America ...............    4,210.6    4,173.0    4,091.1
Europe ......................    1,371.4    1,085.2      965.5
Asia and Latin America ......      667.2      630.2      594.4
                                --------   --------   --------
Combined ....................    6,249.2    5,888.4    5,651.0
Intergeographic items .......     (182.8)    (124.4)    (230.4)
Unallocated items-net(c)......     649.3      616.7      608.5
                                --------   --------   --------
Consolidated ................   $6,715.7   $6,380.7   $6,029.1
                                ========   ========   ========


(a) Operating profit in 1992 for the U.S., Canada, Europe, Asia and Unallocated includes $148.9 million, $13.9 million, $81.8 million, $1.3 million and $4.1 million, respectively, of the restructuring charge described in Note 10.

(b) Net sales include $226.0 million, $162.3 million and $185.8 million by operations in Canada to the U.S. in 1994, 1993 and 1992, respectively.

(c) Assets include investments in equity companies of $376.2 million, $398.3 million and $349.7 million in 1994, 1993 and 1992, respectively.


                                                              Kimberly-Clark's Share
                                      Income Before              of Income Before
                                     Equity Interests            Equity Interests
(Millions of dollars)             1994     1993     1992(a)   1994     1993     1992(a)
---------------------------------------------------------------------------------------
United States ................   $478.0   $432.9   $310.8    $478.0   $432.9   $310.8
Canada  ......................     16.0    (17.9)    (9.6)     16.0    (17.9)    (9.6)
                                 ------   ------   ------    ------   ------   ------
North America ................    494.0    415.0    301.2     494.0    415.0    301.2
Europe .......................    (66.6)   (19.6)   (61.8)    (70.2)   (24.5)   (66.5)
Asia and Latin America........     36.8     33.2     36.2      24.2     22.4     27.4
                                 ------   ------   ------    ------   ------   ------
Consolidated Companies .......   $464.2   $428.6   $275.6    $448.0   $412.9   $262.1
                                 ======   ======   ======    ======   ======   ======


(a) Income in 1992 for the U.S., Canada, Europe and Asia includes
$98.9 million, $8.6 million, $63.7 million and $.8 million, respectively, of the restructuring charge described in Note 10.

Intercompany sales of products between classes or geographic areas are made at market prices and are referred to as interclass sales or intergeographic items.

Assets reported by product class or geographic area represent assets which are directly used and an allocated portion of jointly used assets. These assets include receivables from other product classes or geographic areas and are referred to as interclass assets or intergeographic items. Expense and asset amounts not associated with classes or geographic areas are referred to as unallocated items-net.




Equity Companies' Data by Geographic Area

                                                                              Kimberly-
                                                                               Clark's
                                                                                Share
                                   Net        Gross    Operating       Net      of Net
(Millions of dollars)             Sales      Profit      Profit      Income     Income
------------------------------------------------------------------------------------------
December 31, 1994
  Latin America(b) ...........  $1,346.2     $514.3      $365.1      $149.2(a)   $65.5(a)
  Asia, Australia, Africa
    and Middle East .........      577.9      202.5        58.7        37.4       21.6(c)
                                --------     ------      ------      ------      -----
    Total ...................   $1,924.1     $716.8      $423.8      $186.6      $87.1
                                ========     ======      ======      ======      =====
December 31, 1993
  Latin America .............   $1,120.9     $464.0      $294.7      $196.2      $86.4
  Asia, Australia and
    Middle East .............      385.9      127.4        38.2        24.7(d)    11.6
                                --------     ------      ------      ------      -----
    Total ...................   $1,506.8     $591.4      $332.9      $220.9      $98.0
                                ========     ======      ======      ======      =====
December 31, 1992
  Latin America .............   $  953.2     $374.1      $221.8      $150.9(d)   $68.5
  Asia, Australia and
    Middle East .............      377.6      142.2        50.7        31.3(d)    14.4
                                --------     ------      ------      ------      -----
    Total ...................   $1,330.8     $516.3      $272.5      $182.2      $82.9
                                ========     ======      ======      ======      =====



                                             Non-                     Non-     Stock-
                                Current    Current     Current      Current   holders'
(Millions of dollars)            Assets     Assets   Liabilities  Liabilities  Equity
----------------------------------------------------------------------------------------
December 31, 1994
  Latin America(e) ............  $552.2    $  539.4      $275.4      $295.7     $520.5
  Asia, Australia, Africa
    and Middle East .........     164.8       454.9       159.6       151.7      308.4
                                --------     ------      ------      ------      -----
    Total ...................    $717.0    $  994.3      $435.0      $447.4     $828.9
                                ========     ======      ======      ======      =====
December 31, 1993
  Latin America .............    $551.3    $  678.3      $245.2      $311.2     $673.2
  Asia, Australia and
    Middle East .............      98.8       342.3        85.0       148.4      207.7
                                --------     ------      ------      ------      -----
    Total ...................    $650.1    $1,020.6      $330.2      $459.6     $880.9
                                ========     ======      ======      ======      =====
December 31, 1992
  Latin America .............    $491.4    $  556.0      $226.4      $233.3     $587.7
  Asia, Australia and
    Middle East .............      94.8       325.5        76.4       162.6      181.3
                                --------     ------      ------      ------      -----
    Total ...................    $586.2    $  881.5      $302.8      $395.9     $769.0
                                ========     ======      ======      ======      =====




(a) Net income and Kimberly-Clark's share of net income in Latin America in 1994 include a nonoperating charge of $91.2 million and $39.2 million, respectively, for foreign currency losses incurred by the Corporation's 43 percent-owned Mexican affiliate in Mexico on the translation of U.S. dollar-denominated liabilities into pesos. The translation losses are related to the devaluation of the Mexican peso in December 1994.

(b) Results for Latin America in 1994 include operations of a newly formed joint venture in Argentina. In June 1994, the Corporation combined its wholly owned subsidiary in Argentina with the operations of another company to create the joint venture.

(c) The Corporation's share of net income for 1994 includes a gain of $10.0 million due to the readoption of equity accounting for the Corporation's South African affiliate. Income taxes of $3.7 million related to this item are reflected in the provision for income taxes in the consolidated income statement.

(d) Net income in Australia in 1993 includes a $7.8 million credit from a decrease in the statutory income tax rate to 33 percent from 39 percent. Net income in Mexico and Australia in 1992 includes a $4.5 million charge and $1.6 million credit, respectively, from the cumulative effect of adopting SFAS No. 109. Kimberly-Clark's share of these items is included in the cumulative effects of accounting changes in the consolidated income statement.

(e) Includes effect of December 1994 devaluation of the Mexican peso on the translated balance sheet of the Corporation's
    Mexican affiliate.

Equity companies are principally engaged in Class I operations. A listing of the Corporation's percentage ownership of the common stock of each significant subsidiary and equity company is contained elsewhere in this annual report. Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 1994 the Corporation's investment in this equity company was $165.4 million, and the estimated fair value was $1.0 billion based on quoted market prices for publicly traded shares.



INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries

Kimberly-Clark Corporation, Its Directors and Stockholders:

We have audited the accompanying consolidated balance sheet of Kimberly-Clark Corporation and Subsidiaries as of December 31, 1994 and 1993 and the related consolidated income and cash flow statements for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements of Kimberly-Clark Corporation and Subsidiaries present fairly, in all material respects, the financial position of the companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, in 1992 the Corporation changed its methods of accounting for Income Taxes and Postretirement Health Care and Life Insurance Benefits to conform with Statements of Financial Accounting Standards No. 109 and 106, respectively.





/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Dallas, Texas                                   January 27, 1995



AUDIT COMMITTEE CHAIRMAN'S LETTER
Kimberly-Clark Corporation and Subsidiaries

The members of the Audit Committee are selected by the board of directors. During 1994, the committee consisted of four outside directors and met three times.

The Audit Committee oversees the financial reporting process on behalf of the board of directors. As part of that responsibility, the committee recommended to the board of directors, subject to stockholder approval, the selection of the Corporation's independent public accountants. The Audit Committee discussed the overall scope and specific plans for audits with the Corporation's internal auditors and Deloitte & Touche LLP. The committee also discussed the Corporation's annual consolidated financial statements and the adequacy of its internal controls. The committee met regularly with the internal auditors and Deloitte & Touche LLP, without management present, to discuss the results of their audits, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. The meetings also were designed to facilitate any private communication with the committee desired by the internal auditors or independent public accountants.





/s/ Louis E. Levy
----------------------------
Louis E. Levy
Chairman, Audit Committee                       January 27, 1995


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Kimberly-Clark Corporation and Subsidiaries

The management of Kimberly-Clark Corporation is responsible for conducting all aspects of the business, including the preparation of the financial statements in this annual report. The financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Corporation's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.
As can be expected in a complex and dynamic business environment, some financial statement amounts are based on management's estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which the internal audit function plays an important role, an Audit Committee of the board of directors which oversees the financial reporting process, and independent audits.

One characteristic of a control-oriented environment is a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition, designed to provide reasonable assurance to management and the board of directors regarding preparation of reliable published financial statements and such asset safeguarding. The system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and such asset safeguarding.

The Corporation has also adopted a code of conduct which, among other things, contains policies for conducting business affairs in a lawful and ethical manner in each country in which it does business, for avoiding potential conflicts of interest, and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP. During their audits, the independent auditors were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders and the board of directors and all committees of the board. Management believes that all representations made to the independent auditors during their audits were valid and appropriate.

During the audits conducted by both the independent auditors and the internal audit function, management received recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations which are cost-effective.

The Corporation has assessed its internal control system as of December 31, 1994 in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1994, its system of internal control over the preparation of its published interim and annual financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.



/s/ Wayne R. Sanders                           /s/ John W. Donehower
----------------------------                   --------------------------
Wayne R. Sanders                               John W. Donehower
Chairman of the Board                          Senior Vice President and
and Chief Executive Officer                    Chief Financial Officer

                                               January 27, 1995


MANAGEMENT'S DISCUSSION AND ANALYSIS



Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Corporation for the periods covered.


Analysis Of Consolidated Operating Results

By Product Class

($ Millions)


                                                         % Change    % of 1994
Net Sales                            1994        1993    vs. 1993  Consolidated
-------------------------------------------------------------------------------
Class I ........................   $5,911.4    $5,565.5   + 6.2%      80.3%
Class II .......................    1,099.1     1,071.7   + 2.6       14.9
Class III ......................      410.1       383.0   + 7.1        5.6
Adjustments ....................      (56.4)      (47.3)               (.8)
                                   --------    --------              -----
Consolidated ...................   $7,364.2    $6,972.9   + 5.6%     100.0%
                                   ========    ========              =====


                                                         % Change   % Return on Sales
Operating Profit                     1994        1993    vs. 1993     1994     1993
-------------------------------------------------------------------------------------
Class I ........................   $  655.6    $  624.6   + 5.0%      11.1%    11.2%
Class II .......................      188.2       171.2   + 9.9       17.1     16.0
Class III ......................       19.4        26.2   -26.0        4.7      6.8
Adjustments ....................      (44.1)      (28.5)
                                   --------    --------
Consolidated ...................   $  819.1    $  793.5   + 3.2%      11.1%    11.4%
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

Commentary:

Net sales increased as a result of higher sales volumes for most of the Corporation's businesses, which more than offset the effect of lower selling prices. Sales volumes improved 6.9 percent compared to 1993, despite the effect of businesses sold.

       - Sales volumes were higher in North America for Huggies disposable diapers, Kotex feminine care products, Huggies baby wipes, Depend and Poise incontinence care products, Kleenex facial tissue, and professional health care products; tobacco industry papers, technical papers and newsprint; Neenah Paper's premium business and correspondence papers; pulp; and Midwest Express Airlines, Inc.

       - Sales volumes increased for consumer products in Europe, primarily due to the introduction and expansion of Huggies disposable diapers and the July 1994 acquisition of the feminine care products business of VP-Schickedanz AG, a German company.

       - Sales volumes also improved for consumer products in Asia, primarily in Korea.

       - Sales volumes declined in North America for Huggies Pull-Ups training pants due, in part, to the entry of a major competitor into the market with a branded product in early 1994 and market share growth of private-label and economy-branded competitors.

       - Sales volumes also declined for consumer bathroom tissue in Canada and household towels and private-label bathroom tissue in the U.S. These declines were partially offset by improved sales volumes for Kleenex premium bathroom tissue in the U.S.

       - Selling prices were lower in both North America and Europe for consumer tissue products, in North America for feminine care products and at Midwest Express Airlines, Inc., principally in response to competitive business conditions. Selling prices increased for pulp and premium business and correspondence papers.

Gross profit improved in absolute terms, 2.0 percent, but declined as a percentage of sales, primarily because of the lower selling prices, higher labor and fiber costs and the lower sales volumes for training pants in North America.

       - Cost reductions and manufacturing efficiencies were achieved in certain North American consumer products businesses, most notably the disposable diaper business, and in the newsprint and tobacco industry papers businesses.

       - Product improvement costs were higher, primarily for the new Huggies Supreme diapers in the U.S. and Huggies UltraTrim diapers in Canada.

       - Start-up costs were incurred at the Corporation's new diaper plant in Europe and diaper and feminine care products facility in Korea.

Consolidated operating profit increased 3.2 percent compared with 1993, but declined as a percentage of sales due primarily to the lower gross profit margin.

       - Promotion expenses declined in North America for consumer tissue products, in connection with the lower selling prices, and for feminine care products, due to timing of product introductions, but increased for disposable diapers in response to competitive activity.

       - Selling expenses were higher in support of business expansions and the higher sales volumes.

       - Results for the U.S. consumer bathroom tissue business improved as a result of manufacturing efficiencies and lower promotion spending, which more than offset the effect of reduced selling prices.

       - Operating losses in Europe exceeded those of a year ago due primarily to the cost of launching Huggies disposable diapers. Results for the consumer bathroom tissue business in Europe remained poor because of industry overcapacity, weak prices and higher fiber costs.

       - Research expenses were higher in 1994 to support new product and process development.

       - General expense in 1993 included a $6.5 million charge related to the settlement of a class action lawsuit brought by a group of property and business owners near the Coosa Pines, Ala., pulp and newsprint mill.



By Geography

($ Millions)


                                                       % Change       % of 1994
Net Sales                         1994        1993     vs. 1993     Consolidated
--------------------------------------------------------------------------------
North America ...............   $5,827.5    $5,607.6    + 3.9%          79.1%
Outside North America .......    1,619.0     1,418.0    +14.2           22.0
Adjustments .................      (82.3)      (52.7)                   (1.1)
                                --------    --------                   -----
Consolidated ................   $7,364.2    $6,972.9    + 5.6%         100.0%
                                ========    ========                   =====


                                                       % Change      % Return on Sales
Operating Profit                  1994        1993     vs. 1993         1994     1993
--------------------------------------------------------------------------------------
North America ...............   $  842.2    $  751.2    +12.1%          14.5%    13.4%
Outside North America .......       21.0        70.8    -70.3            1.3      5.0
Adjustments .................      (44.1)      (28.5)
                                --------    --------
Consolidated ................   $  819.1    $  793.5    + 3.2%          11.1%    11.4%
                                ========    ========


                                                       % Change
Net Income                        1994        1993     vs. 1993
---------------------------------------------------------------
North America ...............   $  494.0    $  415.0    +19.0%
Outside North America .......       41.1        95.9    -57.1
                                --------    --------
Net Income ..................   $  535.1    $  510.9    + 4.7%
                                ========    ========



Additional Commentary:

       - The decline in operating profit outside North America is attributable to the losses in Europe, as previously discussed.

       - Interest expense increased $16.8 million primarily as a result of higher debt levels and a lower amount of interest capitalized.

       - Other income improved primarily as a result of net gains on the sales of woodlands and the sale of the Corporation's tissue mill in Memphis, Tenn., adhesive-coated label stock business in Troy, Ohio, tissue subsidiary in Brazil and Spenco Medical Corporation in Waco, Texas.

       - Net income outside North America was adversely affected by the devaluation of the Mexican peso, which during December 1994 lost more than 32 percent of its value expressed in U.S. dollars. Kimberly-Clark's 43 percent-owned Mexican affiliate, Kimberly-Clark de Mexico, S.A. de C.V., has financed approximately $330 million of its operations with U.S. dollar-denominated liabilities. As a result of the remeasurement of dollar-denominated liabilities by this equity company, a nonoperating, after-tax foreign currency loss was incurred, of which Kimberly-Clark's share was $39.2 million, or $.24 per share.

       - The Corporation's effective tax rate declined to 37.3 percent from 39.9 percent in 1993. The comparison is affected by lower taxes on unremitted earnings of the Corporation's Mexican affiliate due to the peso devaluation loss, the previously mentioned sale of the Corporation's Brazilian tissue subsidiary, and by benefits from company-owned life insurance and U.S. affordable housing tax credits. In addition, the enactment of the 1993 Tax Act increased deferred income taxes related to prior years, which reduced 1993 net income $8.8 million, or $.05 per share. This tax change had the effect of increasing the 1993 effective tax rate 1.2 percentage points.

       - The Corporation's share of net income from equity companies, which includes the translation loss from the peso devaluation, fell 11.1 percent. Excluding the effect of the peso devaluation, higher net income was earned at the Corporation's equity affiliate in Mexico. In addition, net income was up at affiliates in Australia, Colombia and Argentina.

          -- Sales volumes increased more than 20 percent in Mexico.

          -- Earnings from Australia improved primarily because of higher sales volumes, improved operations and a favorable change in currency exchange rates.

          -- Earnings in Colombia improved on the strength of higher sales volumes and selling prices.

          -- The Corporation expanded its Argentine operations through investment in a consumer products affiliate in that country, which began operation in the third quarter of 1994.

          -- Equity company results in 1994 benefited from the previously announced readoption of equity accounting for the Corporation's investment in its South African affiliate, Carlton Paper Corporation Limited. The Corporation intends to buy additional shares in Carlton which will result in that company becoming a consolidated subsidiary.

Adjustments:

       - Adjustments to sales shown in the preceding tables consist of intercompany sales of products between product classes or geographic areas. Adjustments to operating profit consist of expenses not associated with product classes or geographic areas.

LIQUIDITY AND CAPITAL RESOURCES

                                                   Year Ended
                                                   December 31
($ Millions)                                     1994      1993
-----------------------------------------------------------------
Cash provided by operations ..................  $669.0    $746.7
Capital spending .............................   485.2     654.5
Ratio of total debt to capital ...............    38.9%     39.1%
Pretax interest coverage - times .............     6.6       6.6



Commentary:

       - Despite higher net income, cash provided by operations in 1994 declined due to an increase in operating working capital needs of $184.2 million. Major factors affecting the change in operating working capital, excluding businesses bought and sold, were:

          -- an increase in accounts receivable of $140.4 million related principally to higher net sales, especially in December;

          -- an increase in inventories of $55.5 million due, in part, to preparation for the 1995 launch of diapers in France; and

          -- higher trade accounts payable and accrued expenses associated with the overall growth in the Corporation's businesses.

       - The decline in capital spending of $169.3 million for 1994 reflects the completion of several major projects, including consumer products plants in Neenah, Wis.; Barton-upon-Humber, England; and Taejon,
          Korea.

       - In July 1994, the Corporation's wholly owned subsidiary Kimberly-Clark GmbH acquired the feminine care products business of VP-Schickedanz AG, a German company, for approximately $123 million; $97.2 million was paid in 1994 and the balance is payable in 1995.

       - In December 1994, the Corporation purchased a 90 percent interest in the Handan Comfort and Beauty
          Group, a manufacturer of feminine care products in China.

       -  In 1994, four cash dividends were paid aggregating
          $281.8 million, or $1.75 per share. In 1993, four cash dividends were paid aggregating $273.4 million, or $1.70 per share.

       - In 1994, the Corporation repurchased approximately one million shares of its common stock for $52.2 million. The shares will be used for general corporate purposes, including certain of the Corporation's employee benefit and compensation plans. The Corporation intends to purchase up to four million additional shares over several years as market conditions warrant.

       - The ratio of total debt to capital remains outside the Corporation's target range of 28 to 32 percent due, in part, to the cumulative effects of weaker currencies in certain non-U.S. operations, most notably Canada, Mexico and the United Kingdom, which had the effect of reducing stockholders' equity by $310.0 million at December 31, 1994. Capital is the sum of total debt, minority owners' interests in subsidiaries and stockholders' equity.

       - A shelf registration for $200 million of debt securities is on file with the Securities and Exchange
          Commission. The filing allows flexibility to issue debt promptly if the Corporation's needs and market conditions warrant.

       - In February 1994, the Corporation issued $100 million of 6-7/8% Debentures due February 2014. The proceeds were used principally to reduce short-term debt.

       - In June 1994, the Corporation, through the Mississippi Business Finance Corporation, issued $40 million of 7.55% industrial development revenue bonds due June 2004. The proceeds are being used to finance improvements at the Corporation's nonwovens products facility in Corinth, Miss.

       - Revolving credit facilities of $600 million are in place for general corporate purposes and to back up commercial paper borrowings. Of these facilities, which are currently unused, $300 million expires in September 1995, and $300 million expires in December 1999.

       - The Corporation's long-term debt securities have a Double-A rating, and its commercial paper is rated in the top category.

       - Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

TRENDS IN THE LAST THREE YEARS


Net Sales

($ Billions)                                           1994    1993   1992
---------------------------------------------------------------------------
  Principal products:
    Disposable diapers .............................. $ 1.7   $ 1.5  $ 1.6
    Household and other tissue-based products .......   1.8     1.9    1.9
    Feminine care products ..........................    .7      .7     .7
    All other .......................................   3.2     2.9    2.9
                                                      -----   -----  -----
  Consolidated ...................................... $ 7.4   $ 7.0  $ 7.1
                                                      =====   =====  =====

        - Consolidated net sales grew $.6 billion since 1991.
          The increase was due to improved sales volumes, partially offset by lower selling prices.



Analysis of Operating Profit as a Percentage of Net Sales

                                                      1994    1993   1992
--------------------------------------------------------------------------
  Net sales ........................................ 100.0%  100.0% 100.0%
  Less:
   Cost of products sold ...........................  66.9    65.7   63.9
   Marketing expense ...............................  14.7    15.3   17.7
   Research expense ................................   2.3     2.3    2.2
   General expense .................................   5.0     5.3    5.0
   Restructuring charge ............................     -       -    3.5
                                                     -----   -----   ----
  Operating profit .................................  11.1%   11.4%   7.7%
                                                     =====   =====   ====

      Operating profit margin declined during 1994 as a result of lower selling prices, higher labor and fiber costs and lower sales volumes for training pants in North America which more than offset the effect of higher sales volumes for most other products, improved manufacturing efficiencies and lower marketing expenses. Excluding the 1992 restructuring charge discussed below, the improvement in operating profit margin in 1993 was primarily attributable to higher sales volumes and lower raw material and marketing costs offset, in part, by lower selling prices. Other factors affecting operating profit margins for the last three years were:

        - higher product improvement and start-up costs, particularly in 1994 and 1993,

        - higher than historical marketing expenses in 1992,

        - lower net price realizations for newsprint in all three years, despite recent pricing improvement,

        - poor results for consumer and industrial bathroom tissue businesses in North America, primarily in 1993 and 1992, and in Europe in all three years, and

        - litigation settlement expenses in 1993 and recovery of legal fees in 1992.



Changes in Net Sales and Earnings versus the Preceding Year

                                                                            1994   1993
------------------------------------------------------------------------------------------
  Net sales ............................................................    +5.6% -  1.7%
  Gross profit .........................................................    +2.0  -  6.5
  Operating profit .....................................................    +3.2  + 46.1
  Income before cumulative effects of accounting changes ...............    +4.7  + 48.1
  Net income ...........................................................    +4.7  +278.4
  Per share basis:
    Income before cumulative effects of accounting changes .............    +4.7  + 47.9
    Net income .........................................................    +4.7  +278.6


The comparison of 1994 to 1993 has previously been discussed.
Highlights of 1993 compared to 1992 are as follows.

       - Net sales declined in 1993 as a result of lower selling prices and currency translation which more than offset higher sales volumes.

       - Gross profit declined in 1993 primarily as a result of lower selling prices.

       - Excluding the effect of the 1992 restructuring charge, operating profit was virtually unchanged but improved slightly as a percentage of sales. The gross profit decline was more than offset by lower marketing expenses.

       - Excluding the 1992 restructuring charge, income before cumulative effects of accounting changes declined 1.2 percent in 1993. On a per share basis, it declined
          1.7 percent. The decline in net income and net income per share was primarily attributable to the effect of the 1993 increase in the U.S. statutory income tax rate, as discussed below.

       - Net income was adversely affected by the enactment of the 1993 Tax Act, which increased the U.S. federal income tax rate to 35 percent from 34 percent. This tax change reduced 1993 net income by $15.5 million or $.10 per share. Five cents related to 1993 and five cents related to deferred taxes for prior years. The effective income tax rate declined to 39.9 percent in 1993 from 40.3 percent in 1992. Significant factors affecting the comparison were lower operating losses in certain non-U.S. operations for which no income tax benefits were recognized in 1993, a lower 1993 effective state income tax rate and lower effective tax rates associated with certain other non-U.S. operations in 1993, partially offset by the U.S. tax increase. In addition, the 1992 effective income tax rate was unusually high because a portion of the 1992 restructuring charge related to certain non-U.S. operations for which no tax benefits were recognized.

       - The Corporation's share of net income of equity companies increased in 1993, primarily because of higher sales volumes and selling prices at Kimberly-
          Clark de Mexico, S.A. de C.V.


1992 RESTRUCTURING

In 1992, the Corporation announced a restructuring plan to strengthen its competitive position in consumer and service products operations in Europe and certain operations in North
America. The plan included eliminating approximately 800 positions, principally in Europe; restructuring manufacturing facilities at Rouen, France, and Larkfield, England;
discontinuing diaper production at mills in Fullerton, Calif., and Memphis, Tenn.; writing off the No. 2 newsprint machine at the Coosa Pines, Ala., mill; and integrating certain U.S. and Canadian consumer and service products operations. The $250.0 million pretax cost of the restructuring was charged to 1992 operating profit. The restructuring reduced 1992 net income by $172.0 million, or $1.07 per share. The Corporation is realizing lower ongoing operating costs and improved operating cash flow from the restructured operations. Additional information concerning events and decisions which gave rise to the restructuring plan is presented in Note 10 to the Financial Statements.


1992 ACCOUNTING CHANGES

New required accounting rules were adopted in 1992 for postretirement health care and life insurance benefits and for income taxes which resulted in a one-time "catch-up" charge of $210.0 million, or $1.31 per share, against 1992 net income.
These changes had no effect on cash flow.


ENVIRONMENTAL MATTERS

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the Corporation's business or competitive position. Management does not believe that the Corporation has been identified as a potentially responsible party at any Environmental Protection Agency-designated cleanup site which could have a material adverse impact on the Corporation's business or results of operations. Additional information concerning environmental matters is disclosed in the Corporation's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1994 under the "Business" and "Legal Proceedings" sections.


FOREIGN CURRENCY RISKS, HEDGING ACTIVITIES AND INFLATION RISKS

The Corporation's foreign currency risks and its hedging activities are discussed in Note 5 to the Financial Statements. As previously discussed, the Mexican peso was devalued in December 1994 and resulted in a foreign currency loss to the Corporation. Excluding the foreign currency loss, the Corporation's Mexican affiliate accounted for approximately 15 percent of Kimberly-Clark's 1994 consolidated net income. Historically, the Corporation's Mexican affiliate has been able to increase both selling prices and sales volumes to recover, over time, the effects of changes in currency exchange rates, as well as cost increases. However, management is unable at this time to assess the effect of this foreign currency risk on 1995 consolidated net income because of the uncertainty surrounding the current Mexican economy, the value of the peso, and the effectiveness of the affiliate's 1995 actions to increase selling prices and sales volumes.

The Corporation's inflation risks are managed on an entity-by-entity basis through selective price increases, productivity increases and cost containment measures. The net assets of subsidiaries and affiliates operating in hyperinflationary countries are not significant. The devaluation of the Mexican peso and uncertainties in the Mexican economy may increase that country's inflation rate.

OUTLOOK - 1995

During the year, Kimberly-Clark expects to benefit from price increases on tissue, newsprint and other paper products. On the other hand, in at least the first quarter of the year, the Corporation will face the uncertain impact of the weaker Mexican peso and the need to match a competitor's price reductions on diapers in the U.S.

Regarding the peso, Kimberly-Clark de Mexico has experienced devaluations in the past. Based on these experiences, Kimberly-Clark management expects that the company will continue its trend of strong sales and earnings growth over the long term.

In 1995, with start-up costs at Kimberly-Clark's Barton-upon-Humber diaper plant behind it, with sales volumes improving and with tissue prices increasing, the Corporation's position in Europe should be stronger, and its losses are expected to be less than in 1994.

For 1995, the Corporation's present estimate of capital spending is in the range of $500 million to $600 million.

In terms of capital structure, the Corporation's long-term objective is to maintain total debt to capital in a range of 28 to 32 percent. While the year-end ratio of 38.9 percent was higher than expected, primarily as a result of the Mexican peso devaluation, the ratio is expected to be closer to the Corporation's target by the end of 1995.

To maximize stockholder value, the Corporation has modified its previously announced plan for divesting its North American pulp and newsprint operations. Because of rapid escalation of pulp and newsprint prices and deterioration in the Canadian equity market in late 1994, Kimberly-Clark has concluded that, for now, the benefits of retaining ownership of these operations outweigh the longer-term strategic benefits of selling them. The Corporation's long-term strategy continues to be the divestiture of these units; however, the revised plan should benefit Kimberly-Clark's earnings during what is expected to be a peak period for pulp and newsprint businesses.


ADDITIONAL INFORMATION

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

Trademarks
The brand names mentioned in this report -- Kleenex(R), Huggies(R), Pull-Ups(R), Kotex(R), New Freedom(R), Depend(R), Poise(R), Hi-Dri(R), Kimguard(R), GoodNites(R), Discreet(R), Kotex Understands(R), Kimwipes(R), Kimbies (R), Classic(R), Classic Crest(R), Classic Columns(R), Camelia(R), Tampona(R), Comfort and Beauty(R), Skyway (SM) and Midwest Express(R) -- are trademarks or service marks of Kimberly-Clark Corporation or its subsidiaries.



CONSOLIDATED SUBSIDIARIES AND EQUITY COMPANIES


          The following list includes certain companies which were 20 to 100 percent owned directly or indirectly by Kimberly-
Clark Corporation, a Delaware corporation, Dallas, Texas, as of
December 31, 1994. Kimberly-Clark's percentage ownership of each company is 100 percent unless otherwise indicated.

          This list includes all significant subsidiaries and equity companies. The place of incorporation is the same as the location of the company except as shown parenthetically.


CONSOLIDATED SUBSIDIARIES

Astral Aviation, Inc. (Delaware) Milwaukee, Wisconsin

Avent, Inc.  (Delaware) Tucson, Arizona

Chengdu Comfort & Beauty Sanitary Articles Co., Ltd., China (90%)

Handan Comfort & Beauty (Group) Co., Ltd., China (90%)

Jet Professionals, Inc. (Delaware) Fairfield, Connecticut

K-C Advertising, Inc. (Delaware) Neenah, Wisconsin

K-C Aviation Inc. (Delaware) Dallas, Texas

Kimberly-Clark Benelux Operations B.V., Veenendaal, Netherlands

Kimberly-Clark Canada European Finance B.V., Netherlands

Kimberly-Clark Canada Global Finance Ltd., Barbados

Kimberly-Clark Canada Inc., Mississauga, Ontario, Canada

Kimberly-Clark de Centro America, S.A., Sitio del Nino,
El Salvador (75%)

Kimberly-Clark Costa Rica, S.A., Cartago, Costa Rica (75%)

Kimberly-Clark Far East Pte. Limited, Singapore (60%)

Kimberly-Clark Forest Products Inc., Terrace Bay, Ontario, Canada

Kimberly-Clark France S.A.R.L., Paris, France

Kimberly-Clark GmbH, Koblenz, Germany

Kimberly-Clark Inc., Mississauga, Ontario, Canada

Kimberly-Clark Industries S.A., Paris, France

Kimberly-Clark Integrated Services Corporation (Delaware) Roswell,
Georgia

Kimberly-Clark International, S.A., Panama City, Panama

Kimberly-Clark International Services Corporation (Delaware)
Neenah, Wisconsin

Kimberly-Clark Limited, Larkfield, Kent, England

Kimberly-Clark PHC International, Inc. (Delaware) Roswell, Georgia

Kimberly-Clark Philippines Inc., Makati, Philippines (87%)

Kimberly-Clark Puerto Rico, Inc. (Delaware) San Juan, Puerto Rico

Kimberly-Clark Sales Corporation (Virgin Islands) Veenendaal,
Netherlands

Kimberly-Clark Sopalin, St. Cloud, France

Kimberly-Clark Technical Products, Inc. (Delaware) Roswell,
Georgia

Kimberly-Clark Thailand Limited, Bangkok, Thailand

Kunming Comfort & Beauty Hygienic Products Co., Ltd., China (90%)

LTR Industries S.A., Paris, France (72%)

Midwest Express Airlines, Inc. (Delaware) Milwaukee, Wisconsin

Nanjing Comfort & Beauty Sanitary Products Co., Ltd., China (90%)

Papeteries de Malaucene S.A., Malaucene, France

Papeteries de Mauduit S.A., Quimperle, France

Ridgeway Insurance Company Limited, Hamilton, Bermuda

SYZYGY, Inc. (Delaware) Waco, Texas

Venekim, C.A., Caracas, Venezuela (60%)

YuHan-Kimberly, Limited, Seoul,  Korea (60%)


EQUITY COMPANIES

Carlton Paper Corporation Limited, Johannesburg, South Africa
(38.7%)

Colombiana Kimberly S.A., Medellin, Colombia (50%)

Colombiana Universal de Papeles S.A., Pereira, Colombia (50%)

Kimberly-Clark Argentina S.A., Cordoba, Argentina (33.3%)

Kimberly-Clark Australia Pty. Limited, Milsons Point, New South
Wales, Australia (50%)

Kimberly-Clark Lever, Ltd., India (50%)

Kimberly-Clark Malaysia Sendirian Berhad, Petaling Jaya, Malaysia
(30.6%)

Kimberly-Clark de Mexico, S.A. de C.V., Mexico City, Mexico (43%)

Olayan Kimberly-Clark Arabia Company, Al-Khobar, Kingdom of Saudi
Arabia (49%)

Olayan Kimberly-Clark (Bahrain) WLL, Manama, Bahrain (49%)

P.T. Kimsari Paper Indonesia, Medan, Indonesia (50%)