Form 10-K, Exhibit 13
period 1995-12-31
KIMBERLY CLARK CORP
filed 1996-03-26
CIK 55785

EXHIBIT 13







FINANCIAL HIGHLIGHTS

                                                                     % Change            % of Sales
(Millions of dollars except per share amounts)           1995         vs. 1994           1995       1994
-----------------------------------------------------------------------------------------------------------
Net Sales ..........................................  $13,788.6       15.1%
Gross Profit .......................................    4,960.5       18.5%              36.0        34.9
Operating Profit ...................................      213.0      -83.3%               1.5        10.7
Income Before Income Taxes .........................      104.4      -90.9%                .8         9.6
Net Income .........................................       33.2      -95.6%                .2         6.3
Net Income Per Share ...............................        .12      -95.6%


                                                                                 1995            1994
------------------------------------------------------------------------------------------------------
Capital Spending .............................................................. $ 817.6       $857.3
Net Income Return on Average Stockholders'
 Equity  ......................................................................      .9%(a)     19.0%
Operating Profit Return on Average Assets .....................................     1.8%(a)     10.4%
Ratio of Total Debt to Capital ................................................    41.9%        45.9%
Closing Price:  KMB Common Stock Per Share .................................... $82-3/4      $50-3/8




Certain events occurred in 1995 which affect earnings comparisons. A 1995 restructuring and other unusual charge, a nonoperating charge for foreign currency losses resulting from the devaluation of the Mexican peso, the sale of 80 percent of Midwest Express Holdings, Inc., and asset disposals affected 1995 income from continuing operations, net income and net income per share as follows:

                                                                                                        Net
                                                                    Operating        Net              Income
(Millions of dollars)                                                Profit         Income           Per Share
----------------------------------------------------------------------------------------------------------------
Restructuring and Other Unusual Charge .........................  $(1,440.0)      $(1,070.9)           $(3.83)
Mexican Peso Devaluation .......................................          -           (38.5)             (.14)
Gain on Sale of Midwest Express ................................          -            40.0               .14
Asset Disposals ................................................          -            24.1               .09
                                                                  ---------      ----------            -------

     Total .....................................................  $(1,440.0)      $(1,045.3)          $  3.74)
                                                                  =========        ========           =======



(a)Includes the effect of deducting a
  1995 restructuring and other unusual charge from net income ($1,070.9 million after taxes and minority interests) and from operating profit ($1,440.0 million pretax). Excluding these effects from net income and operating profit, net income return on average stockholders' equity and operating profit return on average assets for 1995 were 28.4 percent and 14.2 percent, respectively.



Certain events occurred in 1994 which affect earnings comparisons. Income from a discontinued operation and the sales of the Mobile, Alabama energy and recovery complex and Scott Health Care assets increased net income and net income per share, while a loss on early extinguishment of debt and a nonoperating charge for foreign currency losses resulting from the devaluation of the Mexican peso reduced earnings. The effect of these events on 1994 net income and net income per share is as follows:

                                                                                                Net
                                                                                   Net         Income
(Millions of dollars)                                                             Income      Per Share
------------------------------------------------------------------------------------------------------
Income From Discontinued Operation ............................................  $   48.4      $ .17
Sales of Mobile Energy Complex and Scott Health Care Assets ...................      62.5        .22
Extraordinary Loss on Early Extinguishment of Debt ............................     (61.1)      (.22)
Mexican Peso Devaluation ......................................................     (39.2)      (.14)
Asset Disposals................................................................      27.4        .09
                                                                                 --------      ------

     Total ....................................................................  $   38.0      $ .12
                                                                                 ========      ======



NOTE:

Financial information has been restated to include the results of Scott Paper Company for all periods presented prior to the merger on December 12, 1995. The merger has been accounted for as a pooling of interests.



MANAGEMENT'S DISCUSSION AND ANALYSIS
Kimberly-Clark Corporation and Subsidiaries

Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Corporation for the periods covered.

Certain matters which occurred in the last three years represent major unusual items. These matters and their effect on the comparability of financial data presented in this Management's Discussion and Analysis are discussed below.

1995 Business Combination, Worldwide Integration Plan, and Restructuring and Other Unusual Charges

 . On December 12, 1995, Kimberly-Clark merged with Scott Paper Company
  (``Scott''), a worldwide producer of sanitary tissue products, and issued .78 of a share of its common stock for each share of Scott common stock. The $9.4 billion transaction qualified as a tax-free reorganization for income tax purposes and has been accounted for as a pooling of interests for financial reporting purposes. Accordingly, the Corporation's consolidated financial statements have been restated for all years presented to include the results of operations, cash flows and financial positions of Scott. Likewise, the financial data presented in this Management's Discussion and Analysis include Scott data for all periods presented.

  Net sales and earnings data for Kimberly-Clark and its subsidiaries and for Scott and its subsidiaries through December 31, 1995, and for the prior two years, are presented in Note 2 to the Financial Statements.

 . Kimberly-Clark is implementing a worldwide plan to integrate its operations with those of Scott. The plan is expected to yield annual pretax benefits of approximately $250 million in 1996, $400 million in 1997 and $500 million in 1998. In order to achieve the anticipated benefits and to meet regulatory requirements, the plan includes the sale of up to 12 mills throughout the world that employ about 3,300 people and the elimination of about 2,700 duplicate staff and sales positions. This reduction of about 6,000 jobs represents about 10 percent of the combined workforce of the merged companies.

 . In conjunction with the worldwide integration plan, the Corporation recorded a one-time pretax charge of $1,440.0 million for the estimated costs of the merger with Scott, for restructuring the combined operations and for other unusual charges (the ``1995 one-time charge''). The 1995 one-time charge includes:
  . The write-down to estimated net realizable value of nine mills in Europe and Canada and a research facility in the U.S. that will be disposed of, resulting in a loss of $211.8 million. Sale or closure of these facilities is required to eliminate excess capacity and inefficient operations in the combined company.
  . Losses of $81.8 million related to compliance with consent decrees of the U.S. Justice Department and the European Commission. These agreements require the sale of the Scott Baby Fresh baby wipes and Scotties facial tissue operations in the U.S. and the Kleenex Velvet bathroom tissue business in the United Kingdom and Ireland. Under the agreements, Scott's baby wipes mill in Dover, Delaware and Kimberly-Clark' s bathroom tissue mill in Prudhoe, England must be sold, as well as up to two of four other tissue mills located in the U.S. The terms of sale of the latter group of mills will permit the buyer(s) to select the mills they wish to buy. Depending on the choices made by the buyer(s), other changes to the size and manner of operation of the retained tissue mills may be required. The estimated loss represents management's current estimate of the most likely choices to be made by the buyer, the estimated sales values of the mills, and the related implications on the retained tissue mills. Management expects to sell both the Dover and Prudhoe mills at gains, and such gains will not be recognized until realized.
  .  Employee severance and other employee-related costs of $220.2 million.
  . The costs of terminating leases, contracts and other long-term agreements and for providing for losses on other contracts of $142.5 million.
  . Impaired asset charges arising from adoption of SFAS 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.'' The impaired asset charges are for mills or operations whose future cash flows are estimated to be insufficient to cover their carrying amounts. The two most significant items included in the impairment write-down are a Scott tissue mill in the U.S. and the Scott pulp mill in Spain. One of these facilities has been written down to its estimated fair value, based on the Corporation's assessment of expected pretax future cash flows discounted at a rate commensurate with the risk involved. The other mill has estimated negative future cash flows (undiscounted), and consequently the entire cost of the mill was written off. The total impairment loss aggregated $158.3 million.
  . Other asset write-downs of $449.1 million, representing principally losses associated with elimination of inefficient and excess tissue-making capacity at a Scott facility in Canada, the write-down of certain assets at Scott facilities which do not meet Kimberly-Clark's environmental standards, losses on disposal of less efficient and duplicate machinery and equipment not needed in the combined restructured manufacturing operations, assets that became obsolete as a result of the merger, or which will no longer be used, and additional allowances related to Scott accounts receivable to facilitate an orderly and satisfactory transfer of customer relationships to Kimberly-Clark.
  . Fees for investment bankers, outside legal counsel and independent auditors totaling $80.7 million.
  .  Other costs of the merger of $95.6 million.

  The $1,440.0 million pretax cost of the 1995 one-time charge has been recorded in operating profit. Of this charge, $626.3 million relates to restructuring and $813.7 million relates to other unusual items.

  The effect of the 1995 one-time charge on cash flow is discussed under Liquidity and Capital Resources elsewhere in this Management's Discussion and
  Analysis.   Additional information concerning the nature and amounts of the items comprising the 1995 one-time charge, the uncertainty of amounts that were estimated and the classification of the related assets and liabilities associated with the 1995 one-time charge is contained in Note 3 to the Financial Statements.

  The 1995 one-time charge decreased 1995 business segment and geographic operating profit as follows:

  ($ Millions)
                                                                          Outside
                                                               North       North
                                                              America     America       Total
                                                             ---------    --------   ---------
1995 ONE-TIME CHARGE
--------------------

  Personal Care Products .................................   $  (92.3)     $(138.0)  $  (230.3)
  Tissue-Based Products  .................................     (609.8)      (371.4)     (981.2)
  Newsprint, Paper and Other  ............................      (35.0)           -       (35.0)
                                                             --------      -------   ---------

                                                              $(737.1)     $ 509.4)   (1,246.5)
                                                              =======      =======

  Unallocated  ...........................................                              (193.5)
                                                                                     ---------

     Total                                                                           $(1,440.0)
                                                                                     =========


The income tax benefit of the 1995 one-time charge is estimated at $360.0 million, or 25 percent of the pretax charge. The income tax benefit is lower than the statutory income tax rate because certain costs and fees are nondeductible and other costs relate to operations in countries in which the Corporation has income tax loss carryforwards. The 1995 one-time charge, net of applicable income taxes and minority interests, reduced 1995 net income by $1,070.9 million, or $3.83 per share.

In conjunction with the merger, an additional $73.3 million of state, federal and foreign income tax liabilities were accrued to conform Scott's income tax accrual practices to Kimberly-Clark's. These liabilities were recorded as conforming accounting adjustments and were charged to the income tax provisions of 1994 and prior years, as discussed more fully in Note 2 to the Financial Statements. The portion of income tax conforming accounting adjustments allocated to 1994 reduced 1994 net income by $42.4 million, or $.15 per share.

1994 Scott Discontinued Operation and Modification and Acceleration of the 1993 Scott Restructuring

 . In December 1994, Scott completed the sale of S.D. Warren Company (``S.D.
  Warren''), its former printing and publishing papers subsidiary, for approximately $1.6 billion, including the assumption by the buyer of approximately $120.0 million in debt. The operating results of S.D. Warren prior to the sale have been segregated and reported as a discontinued operation in all income statements presented. Additional information concerning the results of S.D. Warren is contained in Note 13 to the Financial Statements.

  In August 1994, Scott modified its 1993 restructuring plan to accelerate the timing and to increase total workforce reductions. This modified plan was completed by year-end 1994 and no additional charges were needed to achieve the restructuring. In 1994, Scott management estimated annual, full-year pretax benefits of approximately $340 million related to the successful implementation of the program. The 1994 partial-year, pretax benefit of the program is currently estimated at approximately $165 million.



1993 Scott Restructuring and Accounting Changes

 . In 1993, Scott recorded a charge for its planned restructuring and productivity improvement programs (the ``1993 restructuring charge''). The plan included the estimated costs to reduce Scott's workforce as well as the costs to realign and shut down some older and inefficient assets. The total pretax cost of the 1993 restructuring charge was $467.4 million; $378.9 million of the cost was charged to operating profit, and $88.5 million applicable to S.D. Warren was included in the results of operations of that company presented as a discontinued operation.

  The 1993 restructuring charge decreased 1993 business segment and geographic operating profit as follows:


  ($ Millions)
                                                                 Outside
                                                     North        North
                                                    America      America     Total
                                                   --------    ---------   ---------
1993 RESTRUCTURING CHARGE
-------------------------

  Tissue-Based Products  .......................   $(259.9)    $  (93.0)    $(352.9)
                                                   =======     ========

  Unallocated  .................................                              (26.0)
                                                                           --------
  Total  .......................................                           $ (378.9)
                                                                           ========



  The 1993 restructuring charge reduced income from continuing operations by $283.2 million, or $1.02 per share.

 . In 1992, Scott adopted SFAS 106 ``Employers' Accounting for Postretirement
  Benefits Other Than Pensions'' (``SFAS 106'' using the delayed recognition option under which the transition obligation was being amortized over 16 years. Kimberly-Clark adopted SFAS 106 in 1992 utilizing the immediate recognition option under which the transition obligation for Kimberly-Clark's plans was charged to 1992 income. An adjustment was made to conform Scott's accounting to Kimberly-Clark's, and Scott's amortization of the transition obligation in subsequent years was reversed as part of the conforming accounting adjustment. This conforming accounting adjustment increased 1993 net income $25.6 million, or $.09 per share.
 .  A conforming accounting adjustment was made to reflect the adoption of SFAS
  109 ``Accounting for Income Taxes'' (`SFAS 109''), with respect to Scott. Scott had adopted SFAS 109 in 1993, whereas Kimberly-Clark adopted SFAS 109 in 1992. This conforming accounting adjustment decreased 1993 net income $21.7 million, or $.08 per share.
 . The net effect of the conforming accounting adjustments discussed in the previous two paragraphs, plus the 1993 portion of the previously discussed $73.3 million income tax conforming accounting adjustment, reduced 1993 net income by $2.9 million, or $.01 per share.

For purposes of this Management's Discussion and Analysis, the 1995 one-time charge has been segregated in the following business segment and geographic presentations to facilitate a meaningful discussion of ongoing operations. For a summary of the business segment and geographic data that include the 1995 one-time charge, see Note 17 to the Financial Statements.



ANALYSIS OF CONSOLIDATED OPERATING RESULTS


BY BUSINESS SEGMENT

                                          Net Sales                                       Operating Profit
                           ----------------------------------------------   ----------------------------------------------
                                                    % Change   % of 1995                       % Change  % Return on Sales
                                                                                                         -----------------
($ Millions)                1995            1994    vs. 1994 Consolidated    1995     1994      vs. 1994   1995   1994
------------------------------------------------------------------------------------------------------------------------
Personal Care Products .  $ 4,342.1      $  3,783.6   +14.8%   31.5%     $   568.2   $   582.7    - 2.5%   13.1%  15.4%
Tissue-Based Products ..    7,982.0         6,771.4   +17.9    57.9          944.7       576.3    +63.9    11.8    8.5
Newsprint, Paper and Other  1,584.3         1,514.6   + 4.6    11.5          259.6       213.0    +21.9    16.4   14.1
1995 one-time charge ...          -               -               -       (1,440.0)          -
Adjustments ............     (119.8)          (90.4)            (.9)        (119.5)      (94.9)
                         ----------      ----------          ------       --------    --------

Consolidated........     $ 13,788.6      $ 11,979.2   +15.1%  100.0%     $   213.0    $1,277.1   - 83.3%   1.5%   10.7%
                         ==========      ==========           ======     =========    ========





BY GEOGRAPHY


                                       Net Sales                                      Operating Profit
                   --------------------------------------------     ------------------------------------------------
                                          % Change    % of 1995                          % Change  % Return on Sales
                                                                                                   -----------------
($ Millions)        1995         1994     vs. 1994  Consolidated      1995     1994      vs. 1994      1995    1994
---------------------------------------------------------------------------------------------------------------------
North America ... $  9,805.4  $  9,012.6   +  8.8%     71.1%       $ 1,420.9   $1,187.4    +19.7%   14.5%      13.2%
Outside North
 America  .......    4,255.0     3,176.6   + 33.9      30.9            351.6      184.6    +90.5     8.3        5.8
1995 one-time
 charge  ........          -           -                  -         (1,440.0)         -
Adjustments .....     (271.8)     (210.0)              (2.0)          (119.5)     (94.9)
                  ----------    --------            -------         --------    -------


Consolidated ....  $13,788.6   $11,979.2   + 15.1%    100.0%        $  213.0   $1,277.1    -83.3%    1.5%     10.7%
                   =========   =========              ======        ========   ========






In conjunction with the Scott merger and the application of pooling of interests accounting, management has redefined its consolidated operations into the following segments to appropriately reflect the businesses in which the Corporation now operates.

 . Personal Care Products include infant, child, feminine and incontinence care products; wet wipes; health care products; and related products.
 . Tissue-Based Products include tissue and wipers for household and away-from-
  home use; pulp; and related products.
 . Newsprint, Paper and Other includes newsprint, printing papers, premium business and correspondence papers, specialty papers, technical papers, and related products; and other products and services.

Business segment data for all years presented have been restated to this revised presentation.

Commentary:

Net sales increased from 1994 as a result of higher selling prices, increased sales volumes and improved product mix in many of the Corporation's worldwide businesses. About one-third of the net sales increase was due to higher sales volumes and improved product mix.
 . Sales volumes were higher in North America for Kleenex, Scott and Cottonelle bathroom tissue, Huggies disposable diapers, branded and private-label training and youth pants, Huggies baby wipes, Depend and Poise incontinence care products, away-from-home products, professional health care products and technical papers.
 . Sales volumes increased for nearly all of the Corporation's premium consumer products in Europe and Asia, especially for diapers and feminine care products in Europe.
 . Selling prices improved for tissue products, newsprint, pulp and premium business and correspondence papers. Selling prices declined slightly for diapers and training pants in North America due to competitive pressures.
 . Changes in currency exchange rates are estimated to have increased consolidated net sales by $185 million.

Gross profit improved 18.5 percent in absolute terms, and as a percentage of net sales, primarily because of the higher selling prices and improved product mix which more than offset increased fiber costs.
 . Cost reductions and manufacturing efficiencies were achieved in the North
  American disposable diaper and premium bathroom tissue businesses and in the European diaper business.
 . Manufacturing cost improvements were achieved in consumer and away-from-home businesses in the U.S. and Europe.

Excluding the 1995 one-time charge, operating profit improved 29.4 percent in absolute terms, and as a percentage of net sales, due to the higher gross margin coupled with the savings from acceleration of the 1993 restructuring plan. Management estimates that the accelerated plan improved consolidated operating profit by more than $175 million in 1995 compared to 1994.
 . Marketing costs increased in North America primarily for disposable diapers, feminine care products and consumer tissue products in response to competition.
 . Operating losses in the infant and child care business in Europe exceeded those of 1994 due primarily to higher marketing costs associated with the 1995 expansion of disposable diapers into France and Belgium and in response to competition.
 . Operating profit for the Scott consumer and away-from-home tissue products businesses improved from 1994 levels due to selling price increases and the benefits of the 1993 restructuring, which more than offset the substantial increase in fiber costs and the higher marketing costs for the support of Viva Ultra towels and Cottonelle bathroom tissue in the U.S.
 . Changes in currency exchange rates had no significant effect on consolidated operating profit in 1995.

Additional Income Statement Commentary:
 . Interest expense declined due to lower average debt levels.
 . Other income (expense) included the following unusual transactions in 1995:
  . A pretax gain of $61.4 million from the September 1995 initial public offering (`IPO'') of 80 percent of the Corporation's investment in Midwest Express Airlines, Inc. (`Midwest Express'') and Astral Aviation, Inc. (`Astral''). In 1994, these operations had combined net sales of $203.6 million and operating profit of $11.3 million. In 1995 to the date of the IPO, these operations had combined net sales of $192.8 million and operating profit of $26.0 million. The IPO resulted in the Corporation's retained ownership in Midwest Express and Astral being shown with equity company investments.
  . A pretax gain of $57.5 million on asset sales. Included were gains on the sale of an interest in a pulp-making joint venture in Chile, a timberland joint venture in Georgia and Scott's Philadelphia headquarters.
  . A pretax charge of $7.6 million for fees and expenses related to the November 1995 spin-off of the Corporation's tobacco-related business operations in the U.S., France and Canada. In 1994, these operations had net sales of $404.2 million and operating profit of $58.7 million. In 1995 to the date of the spin-off, these operations had net sales of $426.2 million and operating profit of $63.3 million.
  . A pretax charge of $6.0 million related to the disposition of the Corporation's trucking business.
  . These 1995 transactions resulted in an after-tax gain of $64.1 million, or $.23 per share.
 . Other income (expense) for 1994 included unusual transactions aggregating
  $128.8 million from sales of assets and timberlands. These unusual transactions improved 1994 net income by $89.9 million, or $.31 per share.
 . The Corporation's effective income tax rate for the full year was 147.0 percent in 1995 compared with 40.5 percent in 1994. Excluding the 1995 one-time charge, the Corporation's effective tax rate for 1995 was 33.2 percent. The drop in the effective rate was primarily attributable to higher earnings in countries where net operating loss carryforwards were realized, to tax law changes in the Netherlands that caused deferred tax assets to be recognized and to tax credits. The 1994 effective rate was abnormally high due to recording the 1994 effect of the previously described conforming accounting adjustment for Scott's income tax liabilities.
 . The Corporation's share of equity company net income improved $2.8 million.
  . Earnings from Kimberly-Clark de Mexico, S.A. de C.V. (`K-C de Mexico'') were unchanged from the prior year, as the effects of substantially higher fiber and other raw material costs and exchange losses were offset by selling price increases and higher interest income. The translation of the net exposure of U.S. dollar-denominated liabilities into pesos at K-C de Mexico reduced equity company net income $38.5 million in 1995 and $39.2 million in 1994; in each year these translation losses reduced earnings by $.14 per share.
  . Operating profit at the Mexican affiliate, Compania Industrial de San Cristobal, S.A. de C.V. (`Cristobal''), improved nearly 50 percent and net income improved 75 percent. These results were achieved from higher selling prices which more than offset fiber cost increases, and from the benefits of a 1993 restructuring of its operations.
  . During 1995, the Corporation increased its ownership in its South African affiliate, Carlton Paper
     Corporation Limited (`Carlton''), and its Argentine affiliate, Kimberly-Clark Argentina S.A., which resulted in these former equity affiliates becoming consolidated subsidiaries. Because the operations are now consolidated, their results are no longer reported in net income from equity affiliates.
Adjustments:
 . Adjustments to sales shown in the preceding tables consist of intercompany sales of products between business segments or geographical areas.
  Adjustments to operating profit consist of expenses not associated with business segments or geographical areas.

LIQUIDITY AND CAPITAL RESOURCES

                                                                                            Year Ended
                                                                                           December 31,
                                                                                        ---------------------
($ Millions)                                                                            1995          1994
-------------------------------------------------------------------------------------------------------------
Cash provided by operations .......................................................  $    931.6    $   913.7
Capital spending ..................................................................       817.6        857.3
Proceeds from disposition of property and businesses ..............................       336.1      1,936.4
Ratio of total debt to capital ....................................................        41.9%        45.9%
Pretax interest coverage - times ..................................................         1.6          5.0



Commentary:

 . Despite higher working capital needs, and excluding the effects of the 1995 one-time charge, cash provided by operations in 1995 increased. Major factors affecting the change in operating working capital, excluding businesses bought and sold and the effects of the 1995 one-time charge, were:
  . an increase in accounts receivable, net of allowances and discounts, of $264.5 million, which is primarily due to the growth in net sales, and
  . an increase in inventories of $191.3 million due in part to a decline in December shipments of Scott tissue products as retailers sold existing stock to reduce inventories.
 . The 1995 one-time charge is estimated to require total cash payments of $512 million. On an after-tax basis, the charge is estimated to require the net expenditure of $152 million in cash.
 . The decline in proceeds from dispositions of property and businesses is attributable to Scott's 1994 sale of S.D. Warren for approximately $1.6 billion. Part of these proceeds were used to retire debt in 1994 and 1995.
 . The ratio of total debt to capital is outside the Corporation's target range of 28 to 32 percent due primarily to the effect of the 1995 one-time charge. Excluding the effect of such charge, the ratio of total debt to capital would be 36.1 percent at December 31, 1995, reflecting the previously mentioned reduction in debt.
 . The decline in the Corporation's pretax interest coverage is due to the 1995 one-time charge. Excluding the effect of such charge, the 1995 pretax interest coverage would be 5.8 times.
 . A shelf registration for $200 million of debt securities is on file with the Securities and Exchange Commission. The filing allows flexibility to issue debt promptly if the Corporation's needs and market conditions warrant.
 . Revolving credit facilities of $1,575 million are in place for general corporate purposes and to back up commercial paper borrowings.
 . The Corporation's long-term debt securities have a Double-A rating, and its commercial paper is rated in the top category.
 . Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.



TRENDS IN THE LAST THREE YEARS

NET SALES

($ Billions)                                                                    1995         1994      1993
--------------------------------------------------------------------------------------------------------------
Principal products:
 Diapers  ....................................................................   $  2.1   $   1.7    $   1.5
 Tissue  .....................................................................      7.4       6.3        6.4
 All other  ..................................................................      4.3       4.0        3.7
                                                                                -------   -------    -------

Consolidated .................................................................  $  13.8   $  12.0    $  11.6
                                                                                =======   =======    =======


Consolidated net sales have grown $1.8 billion, or 15 percent, since 1992. The increase from 1994 to 1995 is primarily attributable to improved selling prices for tissue products, pulp and newsprint, and to better product mix and the effects of currency translation. The increase from 1993 to 1994 is primarily due to higher sales volumes, largely for disposable diapers in North America, Europe and Asia. This increase was offset, in part, by lower selling prices for premium tissue products.



ANALYSIS OF OPERATING PROFIT AS A PERCENTAGE OF NET SALES

                                                               1995      1994       1993
----------------------------------------------------------------------------------------
Net sales ..................................................  100.0%    100.0%     100.0%
Less:
 Cost of products sold  ....................................   64.0       65.1      64.7
 Marketing expense  ........................................   18.1       17.9      19.0
 Research expense  .........................................    1.5        1.7       1.8
 General expense  ..........................................    4.4        4.6       4.9
 1995 and 1993 charges .....................................   10.5          -       3.3
                                                              -----     ------     -----

Operating profit ...........................................    1.5%      10.7%      6.3%
                                                              =====     ======     =====


 . Excluding the 1995 one-time charge and the 1993 restructuring charge, operating profit margins have improved during each of the last two years.

  . As discussed previously, the 1995 improvement in operating profit margin was principally attributable to the higher selling prices, which more than offset the industry-wide increase in fiber costs, and to the savings from the acceleration of the 1993 restructuring plan. Offsetting some of the 1995 improvements were higher marketing expenses for the support of Viva Ultra towels and Cottonelle bathroom tissue in the U.S. and Huggies disposable diapers in Europe.

  . The improvement in operating profit margin in 1994 was primarily the result of the benefits of cost reductions associated with the 1993 restructuring, partial offset by a decline in operating margin in the Kimberly-Clark businesses. The decline in operating profit margin in the Kimberly-Clark businesses was attributable to lower selling prices, higher labor and fiber costs, and lower sales volumes for training pants in North America, which more than offset higher sales volumes for most other products, improved manufacturing efficiencies and lower marketing costs. Other factors affecting operating profit margins for the last three years were:
     . weak markets in Europe for tissue products, . higher product improvement and start-up costs in 1994 and 1993, . lower net price realizations for newsprint in 1994 and 1993, . poor results for Kimberly-Clark's bathroom tissue businesses in North
       America and Europe in 1994 and 1993, and . marketing expenses to support the introduction of diapers and training pants in Europe.




CHANGES IN NET SALES AND EARNINGS VERSUS THE PRECEDING YEAR

                                                           1995                     1994
                                                    ---------------------   ------------------------

                                                           Excluding 1995             Excluding 1993
                                                                 One-Time              Restructuring
                                                    Reported       Charge      Reported      Charge
------------------------------------------------------------------------------------------------------
Net sales ........................................   + 15.1%       +15.1%       +   2.9%      + 2.9%
Gross profit .....................................   + 18.5        +18.5        +   1.9       + 1.9
Operating profit .................................   - 83.3        +29.4        +  73.9       +14.7
Income from continuing
 operations ......................................   - 95.7        +44.0        + 166.9       +34.4
Income per share from
 continuing operations  ..........................   - 95.7        +43.1        + 168.0       +34.6




The comparison of 1995's results to those of 1994 has previously been discussed. Highlights of 1994's results compared to those of 1993 are as follows:

 . The net sales increase in 1994 was due to the Kimberly-Clark portion of consolidated operations. Kimberly-Clark's 1994 sales increase resulted from an overall improvement in sales volumes of 6.9 percent, which more than offset the effect of lower selling prices.
 . Gross profit grew marginally in 1994 as a result of (i) the lower selling prices, (ii) higher labor and fiber costs as well as lower sales volumes for training pants in North America (all of which tempered the benefits of higher sales volumes for most other Kimberly-Clark products), (iii) improved manufacturing efficiencies and (iv) a portion of the benefits of the cost savings from the 1993 restructuring.
 . Excluding the 1993 restructuring charge, operating profit grew 14.7 percent, principally as a result of lower marketing expenses and the benefits of the balance of the cost savings from the 1993 restructuring.
 . Other income (expense) improved dramatically in 1994 primarily because of $99.2 million in gains on the sales of Scott's Mobile, Alabama energy complex and the Scott Health Care assets. Also contributing to the improvement were net gains on the sale of woodlands.
 . The Corporation's share of net income of equity companies improved from 1993, and was affected by the following:
  . Cristobal recorded a restructuring charge in 1993 which resulted in a net loss, of which the Corporation's share was $36.2 million.
  . K-C de Mexico recorded a loss from the 1994 devaluation of the Mexican peso due to the remeasurement of such affiliate's net exposure of U.S. dollar-denominated liabilities, of which the Corporation's share was $39.2 million. Excluding the peso loss, the Corporation's share of the affiliate's net income improved nearly 18 percent.
  . Equity accounting was readopted for Carlton which improved the Corporation's share of net income of equity companies.
 . Income from continuing operations was affected by an abnormally high income tax rate in 1993 as a result of the income tax benefits attributable to the 1993 restructuring charge. The effective income tax rate on such charge was
  25.3 percent.



CONTINGENCIES

As more fully described in Note 14 to the Financial Statements, Scott is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants allegedly covered by polyurethane foam manufactured by the subsidiary's former Foam Division, which was sold in 1983. The Corporation believes that only a small percentage of breast implants were covered by polyurethane foam manufactured by Scott's Foam Division prior to its sale. The Corporation believes that it has meritorious defenses against these claims and that the final results of such claims, while they cannot be predicted with certainty, will not have a material adverse effect on the Corporation's business or results of operations.

The Corporation also is subject to routine litigation from time to time which individually or in the aggregate is not expected to have a material adverse effect on the Corporation's business or results of operations.

ENVIRONMENTAL MATTERS

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the Corporation's business or results of operations. The Corporation has been named as a potentially responsible party at a number of waste disposal sites, none of which individually, or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business or results of operations. Additional information concerning environmental matters is disclosed in the Corporation's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1995 under the `Business'' and ``Legal Proceedings'' sections. See page 65 of this report on how to obtain a copy of the Form 10-K.

FOREIGN CURRENCY RISKS, HEDGING ACTIVITIES AND INFLATION RISKS

The Corporation's foreign currency risks and hedging activities are discussed in Notes 7 and 8 to the Financial Statements. As previously discussed, the fluctuations in the value of the Mexican peso have resulted in foreign currency losses at K-C de Mexico in both 1995 and 1994. Historically, K-C de Mexico has been able to increase both selling prices and sales volumes to recover, over time, the effect of changes in currency exchange rates, as well as cost increases. In 1995, K-C de Mexico's earnings were unchanged from 1994, but were down from 1993, due to the continued erosion in the value of the peso, which reduced earnings. Management believes that this peso foreign currency risk will remain in the foreseeable future.

The Corporation's inflation risks are managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. The net assets of subsidiaries and affiliates operating in hyperinflationary countries are not significant.

OUTLOOK - 1996

The Corporation expects 1996 to be an excellent year, although one that is difficult to forecast. At this point, management can state that the merger will be additive to earnings per share in 1996 and that securities analysts' consensus estimate of $4.94 per share as of December 1995, is a realistic number given what the Corporation currently knows.

For 1996, the Corporation forecasts an effective tax rate of approximately 36 percent.


INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain sections of this report contain forward-looking statements. Such sections include, without limitation, discussions concerning the outlook of the Corporation, the 1995 one-time charge, the 1993 restructuring charge and the contingencies of the Corporation. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurances that such events will occur or that the results of the Corporation will be as estimated.

The assumptions used as a basis for the forward-looking statements contained in this report include many estimates, which, among other things, depend on the integration of the operations of Scott with those of the Corporation. Events affecting such integration that could adversely affect future results of the Corporation include, but are not limited to, the terms on which the Corporation disposes of certain mills and facilities and the cost savings achieved from the consolidation of operational and administrative functions. Many factors outside the control of the Corporation also could impact the realization of such estimates.





SELECTED FINANCIAL DATA
Kimberly-Clark Corporation and Subsidiaries

(Millions of dollars except                                     Year Ended December 31

 per share amounts)                           1995           1994        1993           1992       1991
----------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
 Net sales  .............................  $13,788.6    $11,979.2    $11,646.8   $12,024.2     $11,627.9
 Gross profit ...........................    4,960.5      4,185.5      4,106.7     4,344.9       4,130.1
 Restructuring and other
   unusual charges  .....................    1,440.0            -        378.9       250.0         267.6
 Operating profit  ......................      213.0      1,277.1        734.5       883.8         803.8
 Share of net income of equity
   companies  ...........................      113.3        110.5         76.1        90.0          97.6
 Income from continuing operations
   before extraordinary loss and
   cumulative effects of accounting
   changes ..............................       33.2        766.5        287.2        492.0        475.4
 Net income  ............................       33.2        753.8        231.0        150.1        435.2

PER SHARE BASIS
 Income from continuing operations
   before extraordinary loss and effects
   of accounting changes  ...............   $     .12  $     2.76    $     1.03  $     1.77    $    1.72
 Net income  ............................         .12        2.71           .83         .54         1.58
 Cash dividends paid  ...................        1.79        1.75          1.70        1.64         1.45
 Book value  ............................       13.00       14.87         13.79       14.48        16.15
 Market value  ..........................       82.75       50.38         51.88       59.00        50.69

CASH FLOW AND BALANCE SHEET DATA
 Capital spending  ......................   $   817.6  $    857.3    $  1,107.5  $  1,040.4    $   871.2
 Depreciation  ..........................       581.7       635.9         596.1       578.8        619.3
 Cash provided by operations  ...........       931.6       913.7       1,090.3     1,195.6      1,314.1
 Long-term debt  ........................     1,984.7     2,085.4       3,403.0     3,140.1      3,329.8
 Stockholders' equity  ..................     3,650.4     4,134.9       3,810.7     3,996.7      4,444.0
 Total assets  ..........................    11,439.2    12,555.7      13,210.4    12,559.4     12,467.0

NOTES:

All financial information, except cash dividends paid per share, has been restated to include the results of Scott Paper Company for all periods presented prior to the merger on December 12, 1995. Cash dividends paid per share represent the historical dividends paid by Kimberly-Clark. The merger has been accounted for as a pooling of interests as described in Note 2 to the Financial Statements.

Restructuring and other unusual charges for 1995 and 1993 are described in Note 3 to the Financial Statements. The 1992 restructuring charge related to a plan to strengthen the Corporation's competitive position in consumer and service products operations in Europe and certain operations in North America. The 1991 charge relates to Scott's business improvement program. Excluding the restructuring and other unusual charges, income from continuing operations per share was $3.95 in 1995, $2.05 in 1993, $2.39 in 1992 and $2.30 in 1991.

The 1992 consolidated income statement includes net charges for the cumulative effects of accounting changes related to the Corporation's adoption of SFAS 106, `Employers' Accounting for Postretirement Benefits Other Than Pensions'' and SFAS 109, `Accounting for Income Taxes''.

In 1994, the sale of S.D. Warren Company, a former printing and publishing papers subsidiary, was completed as described in Note 13 to the Financial Statements. S. D. Warren Company's results have been segregated and reported as discontinued operations for all periods presented.

The 1994 and 1993 consolidated income statements include extraordinary losses for early extinguishment of debt as described in Note 6 to the Financial Statements.

CONSOLIDATED INCOME STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                          Year Ended December 31
                                                                    -------------------------------------
                                                                    1995          1994         1993

 (Millions of dollars except per share amounts)                                   Note 2
---------------------------------------------------------------------------------------------------------

NET SALES ......................................................  $13,788.6   $  11,979.2     $11,646.8
 Cost of products sold .........................................    8,828.1       7,793.7       7,540.1
                                                                  ---------   -----------   -----------


GROSS PROFIT ...................................................    4,960.5       4,185.5       4,106.7
 Advertising, promotion and selling expenses  ..................    2,496.5       2,144.0       2,211.3
 Research expense  .............................................      207.2         208.8         208.7
 General expense  ..............................................      603.8         555.6         573.3
 Restructuring and other unusual charges  ......................    1,440.0             -         378.9
                                                                  ---------   -----------  ------------


OPERATING PROFIT ...............................................      213.0       1,277.1         734.5
 Interest expense  .............................................     (245.5)       (270.5)       (249.5)
 Other income (expense), net  ..................................      136.9         141.3           7.4
                                                                  ---------   -----------  ------------


INCOME BEFORE INCOME TAXES .....................................      104.4       1,147.9         492.4
 Provision for income taxes  ...................................      153.5         464.9         255.0
                                                                  ---------   -----------  ------------


INCOME (LOSS) BEFORE EQUITY INTERESTS ..........................      (49.1)        683.0         237.4
 Share of net income of equity companies  ......................      113.3         110.5          76.1
 Minority owners' share of subsidiaries' net income  ...........      (31.0)        (27.0)        (26.3)
                                                                  ---------   -----------  ------------


INCOME FROM CONTINUING OPERATIONS BEFORE
EXTRAORDINARY LOSS .............................................       33.2         766.5         287.2
 Income (loss) of discontinued operation, net of income taxes  .          -          48.4         (46.6)
                                                                  ---------   -----------  ------------


INCOME BEFORE EXTRAORDINARY LOSS ...............................       33.2         814.9         240.6
 Extraordinary loss, net of income taxes  ......................          -         (61.1)         (9.6)
                                                                  ---------   -----------  ------------


NET INCOME .....................................................  $    33.2   $     753.8  $      231.0
                                                                  =========   ===========  ============


PER SHARE BASIS
 Income from continuing operations before
   extraordinary loss  .........................................  $     .12   $       2.76 $       1.03
 Income (loss) from discontinued operation  ....................          -            .17         (.17)
 Extraordinary loss  ...........................................          -           (.22)        (.03)
                                                                  ---------   ------------  -----------


 NET INCOME  ...................................................  $     .12   $       2.71  $       .83
                                                                  =========   ============  ===========


CONSOLIDATED BALANCE SHEET
Kimberly-Clark Corporation and Subsidiaries

                                                                                  December 31
                                                                             -----------------------
                                                                             1995            1994

(Millions of Dollars)                   ASSETS                                        Note 2
-----------------------------------------------------------------------------------------------------


CURRENT ASSETS
 Cash and cash equivalents  ..............................................  $     221.6   $   1,137.8
 Accounts receivable  ....................................................      1,678.0       1,468.1
 Inventories  ............................................................      1,426.1       1,258.4
 Deferred income tax benefits  ...........................................        335.3         254.4
 Prepaid expenses and other  .............................................        152.8          99.0
                                                                            -----------   -----------


 TOTAL CURRENT ASSETS  ...................................................      3,813.8       4,217.7
                                                                            -----------   -----------


PROPERTY
 Land and timberlands  ...................................................        289.1         283.8
 Buildings  ..............................................................      1,728.6       1,743.5
 Machinery and equipment  ................................................      8,601.1       9,130.1
 Construction in progress  ...............................................        301.1         441.8
                                                                            -----------   -----------

                                                                               10,919.9      11,599.2
 Less accumulated depreciation  ..........................................      4,866.6       4,724.4
                                                                            -----------   -----------


   NET PROPERTY  .........................................................      6,053.3       6,874.8

INVESTMENTS IN EQUITY COMPANIES ..........................................        413.4         555.3

ASSETS HELD FOR SALE......................................................        330.2             -

GOODWILL, DEFERRED CHARGES AND OTHER ASSETS ..............................        828.5         907.9
                                                                            -----------   -----------


                                                                            $  11,439.2   $  12,555.7
                                                                            ===========   ===========





See Notes to Financial Statements.



                                                                                   December 31
                                                                            -----------------------
                                                                             1995            1994

                        LIABILITIES AND STOCKHOLDERS' EQUITY                           Note 2

----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
 Debt payable within one year  ...........................................  $     817.8   $  1,567.5
 Trade accounts payable  .................................................        888.3        785.8
 Other payables  .........................................................        215.3        201.5
 Accrued expenses  .......................................................      1,555.3      1,147.8
 Accrued income taxes  ...................................................        320.7        417.0
 Dividends payable  ......................................................         72.2         70.5
                                                                            -----------   ----------


   TOTAL CURRENT LIABILITIES  ............................................      3,869.6       4,190.1
                                                                            -----------   -----------


LONG-TERM DEBT ...........................................................      1,984.7       2,085.4
                                                                            -----------   -----------


NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS ........................        974.9       1,044.7
                                                                            -----------   -----------


DEFERRED INCOME TAXES ....................................................        723.1         932.1
                                                                            -----------   -----------


MINORITY OWNERS' INTERESTS IN SUBSIDIARIES ...............................        236.5         168.5
                                                                            -----------   -----------


STOCKHOLDERS' EQUITY
 Preferred stock - no par value - authorized 20.0 million shares,
   none issued  ..........................................................            -            -
 Preferred stock of a subsidiary, redeemed in 1995  ......................            -          7.1
 Common stock - $1.25 par value - authorized 600.0 million shares, issued 282.3 million at December 31, 1995; authorized 300.0 million
   shares, issued 280.5 million at December 31, 1994  ....................        352.9        350.7
 Additional paid-in capital  .............................................        419.0        384.8
 Common stock held in treasury, at cost - 1.5 million and 2.4 million
   shares at December 31, 1995 and 1994, respectively  ...................        (74.9)       (88.0)
 Unrealized currency translation adjustments  ............................       (640.5)      (565.0)
 Retained earnings  ......................................................      3,593.9      4,045.3
                                                                            -----------   ----------

   TOTAL STOCKHOLDERS' EQUITY  ...........................................      3,650.4      4,134.9
                                                                            -----------   ----------

                                                                            $  11,439.2   $ 12,555.7
                                                                            ===========   ==========



CONSOLIDATED CASH FLOW STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                       Year Ended December 31
                                                                -------------------------------------
                                                                  1995         1994           1993

(Millions of dollars)                                                          Note 2
-----------------------------------------------------------------------------------------------------

OPERATIONS
 Net income  .................................................. $    33.2    $   753.8    $    231.0
 Restructuring and other unusual charges, net of cash
   expended   .................................................   1,353.8            -         378.9
 Depreciation  ................................................     581.7        635.9         596.1
 Extraordinary loss on early extinguishment of debt
   (net of income taxes)  .....................................         -         61.1           9.6
 Deferred income tax benefit  .................................    (330.0)       (78.6)        (57.8)
 Gains on asset sales  ........................................    (118.5)      (107.9)            -
 Equity companies' earnings in excess of dividends paid  ......     (57.6)       (60.5)        (20.5)
 Minority owners' share of subsidiaries' net income  ..........      31.0         27.0          26.3
 Changes in operating working capital  ........................    (527.9)      (215.9)        (61.2)
 Pension funding in excess of expense  ........................     (89.0)      (101.0)        (43.9)
 Other  .......................................................      54.9          (.2)         31.8
                                                                ---------    ---------    ----------


     CASH PROVIDED BY OPERATIONS  .............................     931.6        913.7       1,090.3
                                                                ---------    ---------    ----------


INVESTING
 Capital spending  ............................................    (817.6)      (857.3)     (1,107.5)
 Acquisitions of businesses  ..................................     (76.1)      (118.0)            -
 Proceeds from disposition of property and businesses  ........     336.1      1,936.4          33.8
 Other  .......................................................       3.8         (2.4)       (125.5)
                                                                ---------    ---------    -----------


     CASH PROVIDED BY (USED FOR) INVESTING  ...................    (553.8)       958.7      (1,199.2)
                                                                ---------    ---------    ----------


FINANCING
 Cash dividends paid  .........................................    (348.2)      (341.8)       (332.9)
 Changes in debt payable within one year  .....................     (25.2)      (111.9)        250.2
 Increases in long-term debt  .................................      80.7        226.6         439.2
 Decreases in long-term debt  .................................    (944.0)      (586.7)       (244.7)
 Premiums paid on early extinguishment of debt and interest
   rate swaps  ................................................         -        (59.3)            -
 Proceeds from exercise of stock options  .....................     121.4         53.4           7.1
 Acquisition of common stock for the treasury  ................    (137.8)       (52.2)          (.8)
 Other  .......................................................     (40.9)       (31.1)        (23.6)
                                                                ---------    ---------    ----------


     CASH PROVIDED BY (USED FOR) FINANCING  ...................  (1,294.0)      (903.0)         94.5
                                                                ---------    ---------    ----------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .............. $  (916.2)   $   969.4    $    (14.4)
                                                                =========    =========    ==========





See Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS


NOTE 1.   ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries which are more than 50 percent owned and controlled. Investments in significant nonconsolidated companies which are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies.

All financial information includes the results of Scott Paper Company (`Scott'') for all periods presented prior to the merger on December 12, 1995 (see Note 2). The merger has been accounted for as a pooling of interests. Scott's fiscal year is a 52- or 53-week year ending on the last Saturday in December. Certain of Scott's international subsidiaries have a fiscal year based on the twelve months ending November 30.

Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

ADVERTISING AND PROMOTION EXPENSES

Advertising and promotion expenses are charged to income during the year in which they are incurred.

PER SHARE DATA

Per share data are based on the average number of common shares outstanding, which was
279.5 million, 278.2 million and 277.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

INVENTORIES

U.S. inventories valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax purposes are valued in the same manner for financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, generally using the First-In, First-Out (FIFO) method, or market.

PROPERTY AND DEPRECIATION

Property, plant and equipment are stated at cost. Depreciable property is depreciated on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.


GOODWILL, DEFERRED CHARGES AND OTHER ASSETS

Goodwill is amortized over various periods not exceeding 40 years. The realizability of goodwill is evaluated periodically to assess recoverability and, if warranted, impairment would be recognized.

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

ACCOUNTING STANDARDS CHANGE

In 1995, the Corporation adopted Statement of Financial Accounting Standards (`SFAS'') 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of''(``SFAS 121''). This standard specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. See Note 3 for the effect of adoption.

The Corporation intends to adopt SFAS 123, `Accounting for Stock-Based Compensation''effective January 1, 1996, and to continue to measure compensation cost for stock options and awards based on intrinsic value under Accounting Principles Board Opinion 25, `Accounting for Stock Issued to Employees.''


NOTE 2.   BUSINESS COMBINATION

Effective December 12, 1995, the Corporation issued 119.7 million shares of its common stock for all of the outstanding common stock of Scott, a worldwide producer of sanitary tissue products. Scott shareholders received .78 of a share of the Corporation's common stock for each share of Scott's common stock, for a total value of $9.4 billion. All Scott outstanding preferred shares were redeemed for cash prior to the merger. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Corporation's consolidated financial statements have been restated for all periods prior to the business combination to include the results of operations, financial positions, and cash flows of Scott. Net sales and earnings data for Kimberly-Clark and subsidiaries and Scott and subsidiaries prior to the merger are displayed in the following table. Since the merger was effective on December 12, 1995, the table reflects the net sales and earnings data for the entire year of 1995. Operations from December 12, 1995 to year-end would not have a material impact on the data presented.

(Millions of dollars, except per share amounts)                   1995           1994         1993
-----------------------------------------------------------------------------------------------------

Net sales:
 Kimberly-Clark .............................................  $  8,494.6   $  7,399.6    $   7,005.5
 Scott  .....................................................     4,131.6      3,581.1        3,584.9
 Reclassifications/adjustments  .............................     1,162.4        998.5        1,056.4
                                                               ----------   ----------    -----------

     Total ..................................................  $ 13,788.6   $ 11,979.2    $  11,646.8
                                                               ==========   ==========    ===========

Income before extraordinary items:
 Kimberly-Clark  ............................................  $    627.2   $     535.1   $     510.9
 Scott  .....................................................       472.2         270.9        (289.1)
 Reclassifications/adjustments  .............................         4.7           8.9          18.8
 Restructuring and other unusual charge,
   net of income taxes and minority interests  ..............    (1,070.9)            -             -
                                                               ----------   -----------   -----------

     Total  .................................................  $     33.2   $     814.9   $     240.6
                                                               ==========   ===========   ===========

Net income:
 Kimberly-Clark  ............................................  $    627.2   $     535.1   $     510.9
 Scott  .....................................................       472.2         209.8        (277.0)
 Reclassifications/adjustments  .............................         4.7           8.9          (2.9)
 Restructuring and other unusual charge,
   net of income taxes and minority interests  ..............    (1,070.9)            -             -
                                                               ----------   -----------   -----------

     Total ..................................................  $     33.2   $     753.8   $     231.0
                                                               ==========   ===========   ===========

Per share basis:
 Income before extraordinary items  .........................  $      .12   $      2.93   $       .86
 Net income  ................................................         .12          2.71           .83

The consolidated financial information presented above reflects accounting adjustments and reclassifications to conform the accounting practices of Scott to those of Kimberly-Clark. Adjustments are (1) to conform the date of adoption of SFAS 109, `Accounting for Income Taxes;'' (2) to conform the method of adoption of SFAS 106, `Employers' Accounting for Postretirement Benefits Other than Pensions;''(3) to conform Scott's treatment of disposals of property, plant and equipment to Kimberly-Clark's accounting practices; and (4) to conform Scott's accounting treatment for (i) amortization of start-up costs, (ii) the cost of dispensers issued to customers, (iii) the timing of cost recognition for certain promotional expenses, and (iv) certain income tax practices.






In addition, certain reclassifications have been made to conform prior year data for Scott to Kimberly-Clark's presentation. The reclassification to net sales includes certain trade promotion costs Scott included as a reduction in net sales which Kimberly-Clark classifies as advertising, promotion and selling expenses. Gains or losses on dispositions of Scott property were reclassified to other income (expense).

The following table indicates the effect of the conforming accounting adjustments on consolidated net income and stockholders' equity:

                                                                                              1992
                                                                                            and Prior
                                                                                             Equity
 (Millions of dollars)                                         1995      1994      1993      Impact
--------------------------------------------------------------------------------------------------------

Increase (decrease) in net income or equity:
 SFAS 106  .................................................$  4.7      $51.3     $  25.6  $ (166.7)
 SFAS 109   ................................................     -          -       (21.7)     21.7
 Income tax accounting  ....................................     -      (42.4)       (6.8)    (24.1)
 Other conforming adjustments  .............................     -          -           -     (50.2)
                                                            ------     ------     -------  --------


   Total  ..................................................$  4.7     $  8.9     $  (2.9) $ (219.3)
                                                            ======     ======     =======  ========



A cumulative effect of conforming accounting practices of $223.5 million has been charged to retained earnings and $4.2 million has been credited to unrealized currency translation adjustments as of or prior to December 31, 1992.


NOTE 3.   RESTRUCTURING AND OTHER UNUSUAL CHARGES

In the fourth quarter of 1995, the Corporation recorded a one time-pretax charge of $1,440.0 million ($1,070.9 million after income taxes and minority interests, or $3.83 per share) for the estimated costs of the merger with Scott, for restructuring the combined operations, and for other unusual charges. The charge includes: (i) the costs of plant rationalizations and employee terminations to eliminate duplicate facilities and excess capacity; (ii) losses in connection with compliance with consent decrees of the U.S. Justice Department and the European Commission; (iii) costs of terminating leases, contracts, and other long-term agreements; (iv) the direct costs of the merger, including the fees of investment bankers, outside legal counsel and independent auditors; (v) impaired asset charges; and (vi) other unusual charges.

In 1993, Scott recorded a charge for its planned restructuring and productivity improvement programs. The plan included the estimated costs to reduce its workforce as well as the costs to realign and shut down some older and inefficient assets. The total pretax cost of the charge was $467.4 million; $378.9 million of the cost was charged to operating profit, and $88.5 million applicable to S.D. Warren Company (`S.D. Warren'') was included in the results of operations of S.D. Warren presented as a discontinued operation.

The restructuring and other unusual charges consisted of the following:

                                                                                Year Ended December 31
                                                                               ------------------------
 (Millions of dollars)                                                           1995            1993
-------------------------------------------------------------------------------------------------------
Restructuring charges:
 Cost of workforce reduction  ................................................  $   127.8   $  285.9
 Losses on mills and facilities to be disposed of   ..........................      211.8          -
 Write-down of property, plant and equipment  ................................      169.7       49.0
 Costs of contract and lease terminations   ..................................       76.4          -
 Other  ......................................................................       40.6       44.0
                                                                                ---------   --------

   Total restructuring charges ...............................................      626.3      378.9
                                                                                ---------   --------

Other unusual charges:
 Fees and expenses of the Scott merger  ......................................       80.7          -
 Write-down of property, plant and equipment and other assets  ...............      279.4          -
 Asset impairments  ..........................................................      158.3          -
 Costs of contract and lease terminations  ...................................       66.1          -
 Employee severance and related costs ........................................       92.4          -
 Losses on disposals required by regulatory bodies   .........................       81.8          -
 Other  ......................................................................       55.0          -
                                                                                ---------   --------

     Total other unusual charges  ............................................      813.7          -
                                                                                ---------   --------

Total restructuring and other unusual charges.................................  $ 1,440.0   $  378.9
                                                                                =========   ========



The principal costs included in the 1995 restructuring charge are as follows:



 The costs for workforce reduction are primarily comprised of severance payments for 2,700 duplicate staff and sales positions. Communication of these planned workforce reductions took place no later than December 31, 1995, and severance payments are expected to be substantially completed by the end of 1996.

 Losses on mills and facilities to be disposed of include the write-down to estimated net realizable value of nine mills in Europe and Canada and a research facility in the U.S. Sale or closure of these facilities is required to eliminate excess capacity and inefficient operations in the combined company.

 The write-down of property, plant and equipment represents the net book value of less efficient and duplicate machinery and equipment not needed in the combined restructured manufacturing operations. About 60 percent of these assets relate to the Tissue-Based Products business segment.

 The costs of contract and lease terminations are comprised primarily of the estimated costs of terminating long-term leases for Scott's Wilmington, Delaware and Boca Raton, Florida office facilities and terminating sales distributor contracts.

The principal costs comprising the 1995 other unusual charges are as follows:

 Fees and expenses represent the costs of investment bankers that advised Scott and Kimberly-Clark on the merger, independent legal counsel engaged in the merger and independent auditors for work on the joint proxy statement/prospectus and due diligence work concerning the merger.

 The write-down of property, plant and equipment and other assets represents principally losses associated with elimination of inefficient and excess tissue-making capacity at a Scott facility in Canada, the write-down of certain assets at Scott facilities which do not meet Kimberly-Clark's environmental standards, assets that become obsolete as a result of the merger, or which will no longer be used, and additional allowances related to Scott accounts receivable to facilitate an orderly and satisfactory transfer of customer relationships to Kimberly-Clark. About 70 percent of the assets relate to the Tissue-Based Products business segment.

 Asset impairments represent charges arising from adoption of SFAS 121. The impaired asset charges are for mills or operations whose future cash flows are estimated to be insufficient to cover their carrying amounts. The two most significant items included in the impairment write-down are a Scott tissue mill in the U.S. and the Scott pulp mill in Spain. One of these facilities has been written down to its estimated fair value, based on the Corporation's assessment of expected pretax future cash flows discounted at a rate commensurate with the risk involved. The other mill has negative estimated future cash flows (undiscounted), and consequently the entire cost of the mill was written off.

 Contract and lease terminations primarily represent the cost of terminating an operating lease for a deinking facility related to the Scott tissue mill referred to above and a provision for estimated losses on disputed items on the 1994 sale of a Scott business.

 Employee severance and related costs are comprised primarily of the estimated costs of downsizing operations. Commitments regarding the downsizing had been made by the Corporation no later than December 31, 1995.

 Losses on disposals required by regulatory bodies represent the estimated costs associated with compliance with consent decrees of the U.S. Justice Department and the European Commission. These agreements require the sale of the Scott Baby Fresh baby wipes and Scotties facial tissue operations in the U.S. and the Kleenex Velvet bathroom tissue business in the United Kingdom and Ireland. Under the agreements, Scott's baby wipes mill in Dover, Delaware and Kimberly-Clark' s bathroom tissue mill in Prudhoe, England must be sold, as well as up to two of four other tissue mills located in the U.S. The terms of the sale of the latter group of mills will permit the buyer(s) to select the mills they wish to buy. Depending on the choices made by the buyer(s), other changes to the size and manner of operation of the retained tissue mills may be required. The estimated loss represents management's current estimate of the most likely choices to be made by the buyer(s), the estimated sales values of the mills, and the related implications on the retained tissue mills. Management expects to sell both the Dover and Prudhoe mills at gains, and such gains will not be recognized until realized.

 The calculation of estimated net realizable value of (i) mills to be disposed of in accordance with consent decrees of the U.S. Justice Department and the European Commission, (ii) mills to be disposed of to eliminate inefficient operations or duplicate facilities, and (iii) other property, plant and equipment required management to make estimates of proceeds from the sale of such assets. Selling price estimates in excess of the book value of a particular facility or group of facilities, as appropriate, were not assumed in the calculation of net realizable values. Selling price estimates were based on reviews of selling prices of comparable mills or facilities and on consideration of the time horizon required to complete the transaction. In situations involving proprietary technology or custom machinery and equipment or where only a portion of an ongoing facility is to be disposed of, no sales proceeds were assumed. If realized sales proceeds fall short or exceed management's estimates, the losses accrued with respect to these asset disposals will require adjustment in the period of the change.



The restructuring and other unusual charge accruals were $610.7 million and $108.6 million at December 31, 1995 and 1994, respectively. The 1995 accrual relates primarily to severance cost of $220.2 million, contract termination costs of $142.5 million and other costs of $248.0 million. These costs are expected to be paid by the end of 1996.

The balance of the 1995 restructuring and other unusual charge is contained in assets held for sale, property, plant and equipment and goodwill, deferred charges and other assets on the consolidated balance sheet.

More than 75 percent of the 1994 accrual related to costs of workforce reductions. During 1995, all but $13.4 million of the remaining severance was paid. The balance of the 1994 accrual was used in 1995 as property and other assets were disposed of.


NOTE 4.   INCOME TAXES

An analysis of the provision (benefit) for income taxes follows:

                                                                            Year Ended December 31
                                                                      -----------------------------
(Millions of dollars)                                                   1995       1994       1993
---------------------------------------------------------------------------------------------------

     ......................................................
Current income taxes:
 United States  ....................................................... $280.3    $429.0    $184.0
 State  ...............................................................   43.7      44.6      44.3
 Other countries  .....................................................  159.5      62.6      68.0
                                                                        ------    ------    ------

   Total  .............................................................  483.5     536.2     296.3
                                                                        ------    ------    ------


Deferred income taxes:
 United States  ....................................................... (133.2)    (74.2)    (39.3)
 State  ...............................................................  (48.2)     (6.6)      2.8
 Other countries  ..................................................... (148.6)      2.2     (21.3)
                                                                        ------    ------    ------

   Total  ............................................................. (330.0)    (78.6)    (57.8)
                                                                        ------    ------    ------

Total provision for income taxes.......................................  153.5     457.6     238.5

Less income taxes related to:
 Discontinued operation ...............................................      -      28.5     (11.3)
 Extraordinary loss  ..................................................      -     (35.8)     (5.2)
                                                                        ------    ------    ------

   Total provision for income taxes - continuing operations  .......... $153.5    $464.9    $255.0
                                                                        ======    ======    ======



Income (loss) before income taxes is included in the financial statements as follows:

(Millions of dollars)                                                 1995      1994         1993
---------------------------------------------------------------------------------------------------

Continuing Operations:
 United States  .................................................  $   42.5   $   976.0    $ 477.2
 Other countries  ...............................................      61.9       171.9       15.2
                                                                   --------   ---------    -------

                                                                   $  104.4   $ 1,147.9    $ 492.4
                                                                   ========   =========    =======

Discontinued Operation:
 United States  .................................................  $      -   $    71.6    $ (53.7)
 Other countries  ...............................................         -         5.3       (4.2)
                                                                   --------   ---------    -------

                                                                   $      -   $    76.9    $ (57.9)
                                                                   ========   =========    =======

Extraordinary Loss - United States ..............................  $      -   $   (96.9)   $ (14.8)
                                                                   ========   =========    =======





Deferred income tax assets (liabilities) as of December 31, 1995 and 1994 are comprised of the following:

(Millions of dollars)                                                                       1995                1994
----------------------------------------------------------------------------------------------------------------------
Current deferred income tax assets attributable to:
  Advertising and promotion accruals ....................................................  $     32.8       $     31.1
  Pension, postretirement and other employee benefits  ..................................        64.9             92.2
  Other accrued liabilities, including restructuring and
    other unusual charges  ..............................................................       250.0            105.0
  Other  ................................................................................        39.3             48.0
  Valuation allowances  .................................................................       (51.7)           (21.9)
                                                                                           ----------       ----------


    Net current deferred income tax asset  ..............................................  $    335.3       $    254.4
                                                                                           ==========       ==========

Noncurrent deferred income tax assets (liabilities) attributable to:

  Accumulated depreciation  .............................................................  $   (950.2)      $ (1,181.3)
  Operating loss carryforwards  .........................................................       289.6            337.6
  Other postretirement benefits  ........................................................       298.0            285.7
  Installment sales  ....................................................................      (137.9)          (137.9)
  Other  ................................................................................       (13.6)           (31.5)
  Valuation allowances  .................................................................      (209.0)          (204.7)
                                                                                           ----------       ----------


    Net noncurrent deferred income tax liability  .......................................  $   (723.1)      $   (932.1)
                                                                                           ===========      ==========

The valuation allowances for deferred income tax assets increased by $34.1 million in 1995 and by $18.3 million in 1994. Valuation allowances relate to the potentially unusable portion of tax loss carryforwards of $824.1 million which are in jurisdictions outside the United States. If not utilized against taxable income, $353.6 million of this amount will expire from 1996 through 2000. The remaining $470.5 million has no expiration date.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset, net of applicable valuation allowance, will be realized.
The amount of the deferred tax asset considered realizable could be reduced or increased if estimates of future taxable income during the carryforward period are reduced or are increased.




A reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes applicable to continuing operations is as follows:

                                                  1995                      1994                     1993
                                         ---------------------      --------------------       -------------------
(Millions of dollars)                    Amount        Percent      Amount       Percent       Amount    Percent
--------------------------------------------------------------------------------------------------------------------

   ............................
Income before income taxes:
 As reported  .......................  $    104.4                  $ 1,147.9                 $ 492.4
 Add back restructuring and other
   unusual charges  .................     1,440.0                          -                   378.9
                                       ----------                  ---------                 -------

     Income before income taxes
       excluding restructuring and
       other unusual charges  .......  $  1,544.4                  $ 1,147.9                 $ 871.3
                                       ==========                  =========                 =======

Tax at U.S. statutory rate(a) .......  $    540.5     35.0%        $   401.8      35.0%      $ 305.0     35.0%
State income taxes, net of federal
 tax benefit ........................        34.2      2.2              28.2       2.5          26.8      3.1
Operating losses for which no tax
 benefit was recognized .............        10.9       .7              53.6       4.7          44.7      5.1
Net operating losses realized .......       (70.6)    (4.6)            (21.7)     (1.9)         (4.0)     (.5)
U.S. federal income tax rate
   increase  ........................           -        -                 -         -          19.3      2.2
Increase in income tax liabilities
 for Scott ..........................           -        -              42.4       3.7           6.8       .8
Other - net .........................        (1.5)     (.1)            (39.4)     (3.5)        (47.9)    (5.4)
                                       ----------   ------          --------    ------       -------    -----


                                            513.5     33.2%            464.9      40.5%        350.7     40.3%
                                                     ======                      ======                  ====

Tax benefit of restructuring and
 other unusual charges(b)  ..........      (360.0)    25.0%                -                   (95.7)    25.3%
                                       ----------                   --------                 -------


 Provision for income taxes .........  $    153.5    147.0%        $   464.9      40.5%      $ 255.0     51.8%
                                       ==========                  =========                 =======




(a) Tax at U.S. statutory rate is based on income before income taxes excluding the restructuring and other unusual charges of $1,440 million in 1995 and $378.9 million in 1993. The tax benefit of such items is shown elsewhere in the table.

(b) The effective rate for the tax benefit attributable to the restructuring and other unusual charges in 1995 and 1993 is lower than the statutory rate of 35.0 percent because certain costs and fees are not deductible and others relate to operations in countries in which the Corporation has income tax loss carryforwards for which there are related valuation allowances.


At December 31, 1995, income taxes have not been provided on $1,630 million of permanently invested unremitted net income of subsidiaries operating outside the U.S. These earnings could become subject to additional tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Any resulting U.S. or foreign tax liability would be largely offset by U.S. foreign tax credits.


NOTE 5.   POSTRETIREMENT AND OTHER BENEFITS

DEFINED-BENEFIT RETIREMENT PLANS

The Corporation and its subsidiaries in North America and the United Kingdom have defined-benefit retirement plans covering substantially all full-time employees. Plans covering U.S. salaried employees provide pension benefits based on years of service (only through December 31, 1994 for certain employees participating in the defined contribution retirement plan discussed later in this note) and compensation during the final years of employment. Plans covering U.S. hourly employees provide benefits of stated amounts for each year of service or benefits based on years of service and compensation during the final years of employment. For plans in North America and the United Kingdom, the funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. The policy for the remaining plans is to fund them based on legal requirements, tax considerations, local practices and investment opportunities. Assets held in the pension trusts are comprised principally of common stocks, high-grade corporate and government bonds, real estate funds and various short-term investments.

Most other subsidiaries outside the U.S. have pension plans or, in certain countries, termination pay plans covering substantially all full-time employees. Obligations under such plans are provided for by contributing to trusts, purchasing insurance policies, or recording liabilities.

The components of net pension cost were as follows:

                                                                          Year Ended December 31
                                                                        ----------------------------
(Millions of dollars)                                                     1995      1994      1993
----------------------------------------------------------------------------------------------------

   .......................................................
Benefits earned ......................................................  $  78.0   $ 103.7   $  92.3
Interest on projected benefit obligation .............................    249.8     225.8     223.5
Amortizations and other ..............................................      4.0      12.7       7.6
                                                                        -------   -------   -------

                                                                          331.8     342.2     323.4

Less expected return on plan assets (actual return on plan assets was a $521.7 million gain in 1995, a $3.4 million loss in 1994,
 and a $400.9 million gain in 1993)  .................................    276.1     258.7     243.4
                                                                        -------   -------   -------


Net pension cost .....................................................  $  55.7   $  83.5   $  80.0
                                                                        =======   =======   =======


The weighted average assumptions used to determine net pension costs were as follows:

                                                                       1995        1994        1993
-----------------------------------------------------------------------------------------------------

Expected long-term rate of return on plan assets..................     10.2%        9.8%      10.3%

Discount rate ....................................................      8.7%        7.4%       8.5%

Assumed rate of increase in compensation levels ..................      5.4%        4.3%       5.2%


Transition adjustments are being amortized on the straight-line method over 14 to 21 years. Prior service cost is being amortized on a straight-line basis over the participant's average remaining service period for plans with compensation-related benefit formulas and over seven years for certain other plans.

The funded status of the plans is presented below as of December 31:

                                                                    1995 Plans Where             1994 Plans Where
                                                                   ------------------         ----------------------
                                                                    Assets       ABO          Assets           ABO
                                                                   Exceed      Exceeds        Exceed         Exceeds
 (Millions of dollars)                                               ABO       Assets           ABO           Assets
----------------------------------------------------------------------------------------------------------------------

Actuarial present value of plan benefits:
  Accumulated benefit obligation (ABO):
    Vested  ..................................................  $1,638.5        $1,289.8       $1,412.0      $1,152.5
    Nonvested  ...............................................      36.9            40.1           28.2          46.4
                                                                --------        --------       --------      --------


      Total  .................................................  $1,675.4        $1,329.9       $1,440.2      $1,198.9
                                                                ========        ========       ========      ========

Projected benefit obligation .................................  $1,974.0        $1,398.9       $1,755.2      $1,281.5
Plan assets at fair value ....................................   1,832.6         1,193.5        1,601.3       1,000.7
                                                                --------        --------       --------      --------


Projected benefit obligation in excess of
  plan assets  ...............................................  $ (141.4)       $ (205.4)      $ (153.9)     $ (280.8)
                                                                ========        ========       ========      ========

  Consisting of:
    Unfavorable actuarial experience  ........................  $ (261.5)       $  (94.2)      $ (260.7)     $  (90.3)
    Unamortized transition adjustments  ......................       4.0            21.9            5.2          28.1
    Unamortized prior service costs  .........................     (20.7)          (19.3)         (21.5)        (22.5)
    Net prepaid (accrued) pension costs  .....................     136.8          (175.1)         123.1        (240.2)
    Adjustment for minimum liability  ........................         -            61.3              -          44.1
                                                                --------        --------       --------      --------


      Total  .................................................  $ (141.4)       $ (205.4)     $  (153.9)     $ (280.8)
                                                                =========       ========      =========      =========

The weighted average assumptions used to determine the projected benefit obligation were as follows:

                                                                                      December 31
                                                                              ------------------------------
                                                                                1995                1994

------------------------------------------------------------------------------------------------------------
Discount rate(a) .....................................................          7.5%                8.7%

Assumed rate of increase in compensation .............................          4.4%                5.4%

(a)Weighted average discount rates for U.S. plans were 7.25% and 8.64% at December 31, 1995 and 1994, respectively.




The Corporation's 1995 and 1993 restructuring and other unusual charges described in Note 3 included $18.1 million and $109.7 million, respectively, of costs for enhanced termination pension benefits and curtailment losses. The above pension cost associated with the 1995 and 1993 charges increased the Corporation's accrued pension cost.

DEFINED CONTRIBUTION RETIREMENT PLANS

Effective January 1, 1995, certain U.S. salaried employees were covered by a defined contribution retirement plan. The Corporation's contributions to the plan are based on age and compensation. The total 1995 contribution charged to expense was $9.7 million.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees. Certain U.S. plans place a limit on the Corporation's cost of future annual per capita retiree medical benefits at no more than 200 percent of the 1992 annual per capita cost. Certain other U.S. plans place a limit on the Corporation's future cost for retiree medical benefits to a defined annual per capita medical cost.

The Scott accounting for health care and life insurance benefits plans has been restated to conform to Kimberly-Clark's accounting practice by adopting SFAS 106 in 1992 and recognizing the transition obligation as a cumulative effect of adopting SFAS 106. Previously, Scott was amortizing the transition obligation over 16 years.

The components of postretirement health care and life insurance benefit costs were as follows:

                                                                            Year Ended December 31
                                                                        --------------------------
(Millions of dollars)                                                       1995    1994      1993

----------------------------------------------------------------------------------------------------
Benefits earned ....................................................... $   10.3  $  17.5   $  15.7

Interest on accumulated postretirement benefit obligation .............     54.6     47.3      52.2
Amortization ..........................................................      (.8)     (.4)     (1.1)
                                                                        --------  -------   -------


Net postretirement benefit costs (of which $49.9 million, $48.5 million
 and $42.0 million were paid in 1995, 1994 and 1993, respectively)  ... $   64.1  $  64.4   $  66.8
                                                                        ========  =======   =======


The components of the postretirement health care and life insurance benefit obligation are presented below:



                                                                                     December 31
                                                                                  -----------------
(Millions of dollars)                                                               1995     1994

-----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees  ...................................................................... $503.1    $448.7
 Fully eligible active plan participants  .......................................   76.1      66.4
 Other active plan participants  ................................................  144.3     128.8
                                                                                  ------    ------


   Total  .......................................................................  723.5     643.9

Favorable actuarial experience ..................................................   23.2      91.9

Unrecognized prior service gain .................................................   26.9      31.8
                                                                                  ------    ------


Total accrued postretirement benefit liability ..................................  773.6     767.6

Less current portion ............................................................   59.7      49.4
                                                                                  ------    ------


Noncurrent portion .............................................................. $713.9    $718.2
                                                                                  ======    ======



Weighted average discount rates used to determine the accumulated postretirement benefit obligation for all plans were 7.31% and 8.67% at December 31, 1995 and 1994, respectively. The rates used for the U.S. plans were 7.25% and 8.64% at December 31, 1995 and 1994, respectively.

The December 31, 1995 accumulated postretirement benefit obligation for the historical Kimberly-Clark U.S. plans was determined using an assumed health care cost trend rate of 9.8% in 1996, declining to zero in 2002 and thereafter, which reflects the previously described limit on the Corporation's cost of annual per capita retiree medical benefits. The December 31, 1994 accumulated postretirement benefit obligations were determined using a trend rate of 10.4% in 1995, declining to zero in 2002 and thereafter.

The December 31, 1995 accumulated postretirement benefit obligation for the Scott U.S. plans was determined using an assumed health care cost trend rate of 9.0% for 1996, declining gradually to an ultimate rate of 6.0% for certain plans and to zero for others. The December 31, 1994 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 8.7% in 1995, declining gradually to an ultimate rate of 5.0% for certain plans and to zero for others.

A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation by $17.7 million at December 31, 1995 and expense by $1.7 million for the year then ended.

In connection with the business dispositions referred to in Note 12, the Corporation transferred postretirement benefit liabilities to the respective buyers. The net postretirement curtailment and settlement loss recognized related to these sales was $14.9 million and $34.3 million in 1995 and 1994, respectively. As a result of the 1994 sale of S.D. Warren, referred to in Note
13, the Corporation realized a curtailment gain of $61.1 million ($38.5 million after-tax).

The Corporation's 1993 restructuring charge described in Note 3 included $67.2 million of cost for enhanced termination postretirement benefits and curtailment losses.

INVESTMENT PLANS

Voluntary contribution investment plans are provided to substantially all U.S.
employees. Under the plans, the Corporation matches a portion of employee contributions. Costs under the plans were $26.0 million, $33.4 million and $33.0 million in 1995, 1994 and 1993, respectively.


NOTE 6.   DEBT



The major issues of long-term debt outstanding were:

                                                                                    December 31
                                                                                ---------------------
(Millions of dollars)                                                            1995        1994
------------------------------------------------------------------------------------------------------
Kimberly-Clark Corporation
 7 7/8% Debentures due 2023  ................................................  $   199.7  $    199.7
 8 5/8% Notes due 2001  .....................................................      199.6       199.6
 9 3/4% Notes due 1995  .....................................................          -       100.1
 9 1/8% Notes due 1997  .....................................................      100.0       100.0
 9% Notes due 2000  .........................................................       99.8        99.8
 6 7/8% Debentures due 2014  ................................................       99.7        99.7
 9 1/2% Sinking Fund Debentures due 2018  ...................................       49.9        49.9
 6 1/8% to 9.67% Industrial Development Revenue Bonds maturing to 2023  .....       97.9        98.0
 Other  .....................................................................        3.4         3.4
                                                                               ---------  ----------

                                                                                   850.0       950.2
Subsidiaries
 7% Debentures due 2023  ....................................................      200.0       200.0
 5.375% Swiss Franc Bonds (swapped into U.S. dollars - effective interest
   rate of 11.1%) due 2000  .................................................      100.0       100.0
 7.2% to 7.4% British Pound Notes due 1998 and 2007  ........................      186.3       187.2
 8.3% to 13% Debentures maturing to 2022  ...................................      165.3       168.5
 Industrial Development Revenue Bonds at variable rates (average rate
   for December 1995 - 4.5%) due 2018, 2023 and 2024  .......................      250.0       250.0
 5.7% to 6 3/8% Industrial Development Revenue Bonds maturing to 2007  ......       76.8        82.2
 Bank loans and other financings in various currencies at fixed rates
   (average rate at December 31, 1995 - 8.7%) maturing to 2008  .............       93.8        75.2
 Bank loans and other financings in various currencies at variable rates
   (average rate at December 31, 1995 - 7.3%) maturing to 2007  .............      162.4       240.3
 Bank loans, notes, debentures retired in January 1995  .....................          -       686.2
                                                                               ---------  ----------

                                                                                 2,084.6     2,939.8

Less current portion ........................................................       99.9       854.4
                                                                               ---------  ----------


 Total  .....................................................................  $ 1,984.7  $  2,085.4
                                                                               =========  ==========



Scheduled maturities of long-term debt are $228.0 million in 1997, $134.6 million in 1998, $25.4 million in 1999 and $234.4 million in 2000.

At December 31, 1995, the Corporation and its domestic subsidiaries had $1,575 million of revolving credit facilities with a group of banks. These facilities, which were unused at December 31, 1995, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $400 million expires in June 1996; $775 million expires in December 1997; and $400 million expires in December 1999.



Debt payable within one year:
                                                                                   December 31
                                                                              ---------------------
(Millions of dollars)                                                           1995         1994

-----------------------------------------------------------------------------------------------------
Commercial paper.............................................................  $ 496.5    $   542.7
Current portion of long-term debt ...........................................     99.9        854.4
Other short-term debt  ......................................................    221.4        170.4
                                                                               -------    ---------


 Total  .....................................................................  $ 817.8    $ 1,567.5
                                                                               =======    =========



At December 31, 1995 and 1994, the weighted average interest rate for commercial paper was 5.8 percent and 6.0 percent, respectively.

In 1994 and 1993, the Corporation recorded extraordinary losses on the retirement of debt of $61.1 million, net of income tax benefits of $35.8 million, and $9.6 million, net of income tax benefits of $5.2 million, respectively. The 1994 extraordinary loss related to net premiums paid to retire $934.2 million of debentures and notes and to terminate interest rate swaps prior to their scheduled maturities. The funding source for these retirements was principally from the net proceeds received on the sale of S.D. Warren. Included in the amounts retired are debentures and notes that were defeased by placing $221.3 million of U.S. government obligations in an irrevocable trust to service the defeased debt. The 1993 extraordinary loss related to the net premium paid and the write-off of unamortized debt discount and issuance costs on $72.1 million of 11.5% Debentures. The funding source for this retirement was the issuance of commercial paper.


NOTE 7.   FOREIGN CURRENCY

FOREIGN EXCHANGE RISK

The Corporation and its subsidiaries and affiliates have manufacturing facilities in more than
30 countries throughout the world. Consequently, Kimberly-Clark is subject to foreign exchange translation risk as a result of strengthening or weakening of various currencies against each other and local currencies versus the U.S. dollar.

Foreign currency losses included in consolidated net income were $46.4 million, $51.1 million and
$12.3 million in 1995, 1994 and 1993, respectively. The 1995 and 1994 losses include the Corporation's share of foreign currency losses attributable to the effect of the devaluation of the Mexican peso, as explained below, and losses from other currency transactions and from the translation of balance sheet accounts of operations in hyperinflationary economies.

Certain equity affiliates and subsidiaries, located in Mexico and Latin America, have financed a portion of their operations with U.S. dollar-denominated liabilities, thereby creating foreign currency transaction risks. The net exposure of the U.S. dollar-denominated liabilities of these entities at December 31, 1995 was approximately $430 million of which approximately $390 million was attributable to the Corporation's Mexican affiliates. The Corporation's share of the foreign currency transaction risk attributable to these liabilities was approximately $190 million. Since December 1994 and throughout 1995, the value of the Mexican peso has declined. The Corporation's share of the nonoperating, after-tax foreign currency losses attributable to the effect of the original devaluation and subsequent fluctuations on the net exposure of the U.S. dollar-denominated liabilities of its Mexican affiliates was $38.5 million, or $.14 per share, and $39.2 million, or $.14 per share, in 1995 and 1994, respectively.

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


NOTE 8.  FINANCIAL INSTRUMENTS

The Corporation and its subsidiaries and affiliates throughout the world have transactions denominated in numerous currencies. Foreign currency risks arise from transactions and commitments denominated in non-local currencies. These transactions and commitments include the purchase of raw materials, finished goods or items of property, plant and equipment, receipt of dividends or royalties and fees, the sale of products and the repayment of loans.

Management selectively hedges the Corporation's foreign currency risks when it is practicable and economical to do so. The instruments used to hedge foreign currency risks are forward contracts, currency swaps and, to a lesser extent, option contracts. These instruments are purchased from well-known money center banks (counterparties) throughout the world. Usually the contracts extend for no more than 12 months, although their contractual term has been as long as 25 months. Currency swaps extend for longer periods through the year 2000. Credit risks with respect to the counterparties, and the foreign currency risks that would not be hedged if the counterparties fail to fulfill their obligations under the contracts, are minimal in view of the financial strength of the counterparties.

Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. Premiums paid for options are amortized ratably over the life of the option. All other gains and losses are included in current period income based on the period-end market price of the instrument.

The Corporation uses foreign currency forward contracts to hedge certain transactions denominated in currencies other than the domestic currency. As of December 31, 1995 there were outstanding forward contracts, maturing at various dates in 1996, to purchase $451.3 million and to sell $726.8 million of various foreign currencies. These contracts have not given rise to any significant net deferred gains or losses as of December 31, 1995.


FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                    December 31, 1995           December 31, 1994
                                                  ----------------------    -------------------------
                                                      Principal     Fair     Principal         Fair
(Millions of dollars)                                   Amount     Value       Amount         Value

-----------------------------------------------------------------------------------------------------
Cash and cash equivalents ......................   $   221.6    $    221.6  $ 1,137.8     $ 1,137.8
Short-term debt ................................      (717.9)       (717.9)    (713.1)       (713.1)
Long-term notes receivable .....................       220.0         220.0      220.0         220.0
Current maturities and long-term debt ..........    (2,084.6)     (2,249.0)  (2,939.8)     (2,914.9)


The estimated fair values of the Corporation's financial instruments are generally based on quoted market prices or on current rates available to the Corporation for financial instruments of similar remaining maturities and do not include potential tax effects or possible expenses incurred in settling the transactions.


NOTE 9.   STOCK OPTIONS AND EQUITY PARTICIPATION PLANS

Kimberly-Clark Equity Participation Plans adopted in 1976, 1986 and 1992 provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries. Upon maturity, participation share awards are paid in cash based on the increase in the book value of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares are shares of common stock.

Data concerning participation and dividend shares follow:

                                                                   1995         1994         1993

-------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year...............................    3,795,678   3,584,354    2,986,154
Awarded ......................................................    1,052,650           -    1,351,100
Dividend shares credited - net ...............................      432,195     358,499      432,788
Matured ......................................................   (2,199,273)    (84,775)  (1,142,988)
Forfeited ....................................................      (84,400)    (62,400)     (42,700)
                                                                 ----------  ----------   ----------

Outstanding - End of year ....................................    2,996,850   3,795,678    3,584,354
                                                                  =========   =========    =========



The Scott stock options outstanding and exercisable at the date of the merger were converted to Kimberly-Clark stock options. The Scott option activity and share prices have been restated, for all years presented, to Kimberly-Clark equivalents using the exchange ratio of .78 Kimberly-Clark shares to one share of Scott.

All stock options are granted at not less than market value and expire 10 years after the date of grant. The Kimberly-Clark options become exercisable over three years. All of the converted Scott options are exercisable at December 31, 1995, and no additional shares will be granted under the Scott plans.

Data concerning stock options follow:

                                                1995                     Number of Options
                                           --------------      ------------------------------------
                                             Price Range           1995        1994           1993
---------------------------------------------------------------------------------------------------
Outstanding - Beginning of year .........  $15.22 - $58.63       13,850,716  10,386,335    8,317,261
Granted .................................  $43.92 - $63.31        2,127,390   6,291,480    2,407,844
Exercised* ..............................  $15.22 - $63.31       (4,192,162) (2,076,079)    (257,954)
Rescinded options .......................  $24.36 - $31.98       (1,216,488)          -            -
Cancelled, expired or adjusted ..........  $15.22 - $56.68         (225,874)   (751,020)     (80,816)
                                                               ------------ -----------  -----------

Outstanding - End of year ...............  $20.21 - $63.31       10,343,582  13,850,716   10,386,335
                                                               ============ ===========  ===========

Exercisable .............................  $20.21 - $63.31        8,038,861   5,149,832    5,180,415
                                                               ============ ===========  ===========


*Price ranges for options exercised were $11.88 to $46.25 per share in both 1994 and 1993.





At December 31, 1995, the number of additional shares of common stock of the Corporation available for option and sale under the 1992 Plan or for award as participation shares at such date under the 1992 Plan was 4,733,128 shares. The 1976 and 1986 Plans have expired and no additional grants will be made under these Plans. Amounts expensed for shares under the Plans were $15.2 million, $12.3 million and $10.6 million in 1995, 1994 and 1993, respectively.




NOTE 10.  COMMITMENTS

LEASES

The future minimum obligations under leases having an initial or remaining noncancellable term in excess of one year as of December 31, 1995 are as follows:

                                                                           Operating
(Millions of dollars)                                                        Leases
-------------------------------------------------------------------------------------
Year Ending December 31:
 1996  ...................................................................   $   45.9
 1997  ...................................................................       28.4
 1998  ...................................................................       22.2
 1999  ...................................................................       17.2
 2000  ...................................................................       11.9
 Thereafter  .............................................................       64.5
                                                                              -------


Future minimum obligations ...............................................    $ 190.1
                                                                              =======


Operating lease obligations have been reduced by approximately $18.5 million for rental income from noncancellable subleases of tractors and trailers associated with the disposal of the Corporation's trucking business. Although the Corporation is primarily liable for rental payments to January 2003 under the primary leases, no loss is expected from the sublease arrangements.

Consolidated rental expense under operating leases was $157.0 million, $163.7 million and $155.2 million in 1995, 1994 and 1993, respectively.


OTHER

The Corporation has entered into long-term contracts for the purchase of certain raw materials. Minimum purchase commitments, at current prices, are approximately $230 million and $40 million in 1996 and 1997, respectively. These purchase commitments are not expected to result in losses.

The Corporation has an agreement obligating it to purchase a minimum of 40% of the pulp production at market-related prices from one of its former Chilean affiliates until 2001. At current prices, the minimum purchase commitment under this agreement is approximately $100 million per year. This purchase commitment is not expected to result in a loss.

The Corporation has guaranteed certain aircraft lease obligations totaling $72.9 million for its equity affiliates, Midwest Express Airlines, Inc. (``Midwest Express'') and Astral Aviation, Inc. (``Astral''), in return for a guarantee fee. In addition, the Corporation has provided Midwest Express with a five-year $20 million secondary revolving credit facility for use in the event Midwest Express does not have amounts available for borrowing under its revolving bank credit facility. The facility expires
September 27, 2000 and no drawings have been made under the facility. No losses are expected from these arrangements.


NOTE 11.  STOCKHOLDERS' EQUITY

Changes in common stock issued, treasury stock, additional paid-in capital, retained earnings and unrealized currency translation adjustments (``UTA'') are shown below:

                                   Common Stock Issued                             Additional
(Millions of dollars,             ---------------------       Treasury Stock        Paid-In      Retained
                                                            -------------------
except per share amounts)          Shares         Amount     Shares      Amount      Capital      Earnings       UTA
----------------------------------------------------------------------------------------------------------------------

Balance at December 31,
 1992   ....................      278,104,264   $347.6     2,046,371   $ (52.9)     $327.5      $3,682.7     $(315.3)
Shares issued for the exercise
 of stock options, stock awards,
 and restricted stock   ....           87,463       .2      (309,128)      8.4         4.6             -           -
Purchased for treasury .....                -        -        16,526       (.8)          -             -           -
Translation adjustment......                -        -             -         -           -             -      (148.6)
Minimum pension liability
  adjustment ...............                -        -             -         -           -         (13.7)          -
Net income .................                -        -             -         -           -         231.0           -
Dividends declared on:
 Common shares  ............                -        -             -         -           -        (266.8)          -
 Preferred shares  .........                -        -             -         -           -           (.3)          -
                              --------------- --------   -----------   -------     -------     ---------      ------


Balance at December 31,
 1993   ....................      278,191,727    347.8     1,753,769     (45.3)      332.1       3,632.9      (463.9)
 Shares issued for the exercise
 of stock options, stock awards,
 and restricted stock   ....        2,355,110      2.9      (341,793)      9.5        52.7             -           -
Purchased for treasury .....                -        -     1,013,848     (52.2)          -             -           -
Translation adjustment .....                -        -             -         -           -             -      (101.1)
Minimum pension liability
  adjustment ...............                -        -             -         -           -           1.7           -
Net income .................                -        -             -         -           -         753.8           -
Dividends declared on:
 Common shares  ............                -        -             -         -           -        (342.8)          -
 Preferred shares  .........                -        -             -         -           -           (.3)          -
                              ---------------  -------   -----------  --------     -------    ----------      ------


Balance at December 31,
 1994   ....................      280,546,837    350.7     2,425,824     (88.0)      384.8       4,045.3      (565.0)
Shares issued for the exercise
 of stock options, stock awards,
 and restricted stock   ....        3,895,587      4.8      (436,291)     12.7       150.4             -           -
Conversion of Scott options
 and restricted shares payable
 upon change of control  ...          832,469      1.1             -         -        18.3             -           -
Cancellation of Scott treasury
 shares  ...................       (2,994,775)    (3.7)   (2,994,775)    138.2      (134.5)            -           -
Distribution of net assets
 of Schweitzer-Mauduit
 International, Inc.   .....                -        -             -         -           -        (119.0)      (13.3)
Purchased for treasury .....                -        -     2,484,966    (137.8)          -             -           -
Translation adjustment .....                -        -             -         -           -             -       (62.2)
Minimum pension liability
 adjustment  ...............                -        -             -         -           -         (15.8)          -
Net income .................                -        -             -         -           -          33.2           -
Dividends declared on:

 Common shares  ............                -        -             -         -           -        (349.5)          -
 Preferred shares  ..............           -        -             -         -           -           (.3)          -
                                  -----------  -------    ----------  --------   ---------    -----------   --------


Balance at December 31,
 1995   ....................      282,280,118   $352.9     1,479,724   $ (74.9)  $   419.0   $   3,593.9    $ (640.5)
                                  ===========   ======     =========   =======   =========   ===========    =========


At December 31, 1995, unremitted net income of equity companies included in consolidated retained earnings was $502.6 million.

Scott had preferred shares outstanding in each of the years ended December 31, 1992, 1993 and 1994 (46,205 shares of $3.40 series and 24,435 shares of $4.00 series) which were redeemed for cash prior to the merger in 1995. Such preferred stock was carried at $7.1 million and was redeemed for $7.3 million. All other preferred stock issues of Scott which were authorized but unissued were cancelled effective with the merger.

On June 21, 1988, the board of directors of the Corporation declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. On June 8, 1995, the board amended the plan governing such rights. The rights are intended to protect the stockholders against abusive takeover tactics.

A right will entitle its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $225, but will not become exercisable until 10 days after a person or group acquires, or announces a tender offer which would result in the ownership of, 20 percent or more of the Corporation's outstanding common shares.

Under certain circumstances, a right will entitle its holder to acquire either shares of the Corporation's stock or shares of an acquiring company's common stock, in either event having a market value of twice the exercise price of the right. At any time after the acquisition by a person or group of 20 percent or more, but fewer than 50 percent, of the Corporation's common shares, the Corporation may exchange the rights, except for rights held by the acquiring person or group, in whole or in part, at a rate of one right for one share of the Corporation's common stock or for one one-hundredth of a share of Series A Junior Participating Preferred Stock.

The rights may be redeemed at $.01 per right prior to the acquisition by a person or group of 20 percent or more of the common stock. Unless redeemed earlier, the rights expire on June 8, 2005.

The Corporation has 20 million shares of authorized preferred stock with no par value, none of which has been issued.



NOTE 12.   OTHER ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

MIDWEST EXPRESS AIRLINES

In 1995, the Corporation sold 80 percent of its investment in Midwest Express and Astral. An initial public offering of approximately 5.1 million shares of the common stock of Midwest Express Holdings, Inc., the parent company of these businesses, was made in the third quarter of 1995. The Corporation recognized a gain of $61.4 million ($40.0 million after-tax, or $.14 per share) on the sale.

SPECIALTY PRODUCTS BUSINESSES

On November 30, 1995, the Corporation spun off its tobacco-related business operations in the United States, Canada and France in a tax-free transaction. Kimberly-Clark shareholders received all outstanding shares of common stock of Schweitzer-Mauduit International, Inc. (`SMI''), which holds such operations. Kimberly-Clark shareholders received one share of SMI common stock for every 10 shares of Kimberly-Clark stock held. The distribution was paid on November 30, 1995 to stockholders of record on November 13, 1995. The Corporation recognized expenses of $7.6 million ($.03 per share) related to the spin-off.

OTHER 1995 ACQUISITIONS

In the first quarter of 1995, the Corporation increased its ownership of Carlton Paper Corporation Limited in South Africa to more than 50 percent and Kimberly-Clark Argentina S.A. to 51 percent. As a result, these entities are now consolidated in the financial statements. The aggregate cost of these investments was approximately $43.0 million.

THE ENERGY COMPLEX AND SCOTT HEALTH CARE

On December 16, 1994, Scott completed the sale of the energy and recovery complex assets (the `Energy Complex'') located at its Mobile, Alabama mill site to Mobile Energy Service Company, Inc. (MESC), which is a wholly-owned subsidiary of The Southern Company. Total proceeds were approximately $350 million, consisting of approximately $265 million in cash and the buyer's assumption, guaranteed by The Southern Company, of $85 million of debt under a tax-exempt financing relating to the Energy Complex. Under terms of an agreement, MESC will provide power, steam and pulping liquor to the mills located at this site.

On December 23, 1994, Scott sold substantially all of its interest in a 50-percent-owned joint venture for $65.7 million. This venture manufactures and markets adult incontinence and wound care products under the name Scott Health Care.

The above asset dispositions resulted in an aggregate pretax gain of $99.2 million ($62.5 million after-tax, or $.22 per share).

OTHER 1994 ACQUISITIONS AND DISPOSITIONS

In 1994, the Corporation purchased the feminine care products businesses of VP-Schickedanz AG, a German company, and a 90 percent interest in the Handan Comfort and Beauty Group, a Chinese company, for approximately $144 million. During the year, the Corporation sold its tissue mill in Memphis, Tennessee, adhesive-coated label stock business in Troy, Ohio, tissue subsidiary in Brazil and Spenco Medical Corporation and received total proceeds of $118.2 million. These transactions, individually and in the aggregate, are not significant to ongoing operations or to the consolidated financial statements.



NOTE 13.   DISCONTINUED OPERATION

On December 20, 1994, Scott completed the sale of S.D. Warren, its former printing and publishing papers subsidiary, to an investor group led by Sappi Limited. Scott received $1.6 billion, which included the buyer's assumption of approximately $120 million of debt. In connection with the transaction, Scott remained either contingently liable as guarantor, or directly liable as the original obligor for certain debt and lease obligations of S.D. Warren. The buyer provided Scott with a letter of credit from a major financial institution guaranteeing repayment of these obligations. At December 31, 1995, this contingent liability was approximately $170 million, and the Corporation believes it will incur no liability under these arrangements.

S.D. Warren's operations have been segregated and reported as a discontinued operation in the consolidated income statement for periods prior to the disposition. For all periods presented, cash flow activities for S.D. Warren have not been segregated in the consolidated cash flow statement.

The income statement related to the discontinued operation for the years ended December 1994 and 1993 is presented below:


(Millions of dollars)                                                          1994          1993

---------------------------------------------------------------------------------------------------
Net Sales .................................................................  $ 1,145.3   $ 1,143.9
Costs and expenses ........................................................    1,129.5     1,201.8
                                                                             ---------   ---------


Income (loss) before income taxes .........................................       15.8       (57.9)
Income tax provision (benefit) ............................................        5.9       (11.3)
                                                                             ---------   ---------
Income (loss) before gain on sale .........................................        9.9       (46.6)

Gain on sale, net of income taxes .........................................       38.5           -
                                                                             ---------   ---------


Net Income (Loss) .........................................................   $   48.4   $   (46.6)
                                                                              ========   =========


The effective tax rates for the discontinued operation varied from the federal tax rates primarily due to the tax on foreign operations in 1994 and the tax rate increase on deferred taxes in 1993.


NOTE 14.   CONTINGENCIES

Scott is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants. The actions allege that the plaintiffs' breast implants were covered by polyurethane foam manufactured by the subsidiary's former Foam Division, which was sold in 1983, and that the foam caused physical and/or psychological harm to the plaintiffs. In each of these actions, the subsidiary is one of several defendants, including the Foam Division's successor and the manufacturers of the implants. The Corporation believes that only a small percentage of breast implants were covered by polyurethane foam manufactured by the Foam Division prior to its sale.

Pursuant to an order of the Multidistrict Litigation Panel, all federal cases involving breast implants have been consolidated for pre-trial purposes in the Northern District of Alabama and one of these cases, Lindsey et al., vs. Dow
                                                     -----------------------

Corning Corporation et al., has been provisionally certified by the court as a
--------------------------

class action for settlement purposes. Scott elected not to participate in the proposed settlement of these actions; rather, in April 1995, Scott's motion for summary judgment was granted by the court, resulting in the dismissal of all federal actions against Scott and the purchaser of the Foam Division. In January 1996, the plaintiffs agreed to dismiss their appeal of such dismissal. A similar motion for summary judgment was granted in 1995 in the consolidated California state court breast implant suits, and that dismissal is now final because the plaintiffs failed to file an appeal.

The Corporation believes it has meritorious defenses to the remaining breast implant claims and that the final results of such claims, while they cannot be predicted with certainty, will not have a material adverse effect on the Corporation's business or results of operations.

The Corporation also is subject to routine litigation from time to time which individually or in the aggregate is not expected to have a material adverse effect on the Corporation's business or results of operations.





NOTE 15.   SUPPLEMENTAL DATA (Millions of dollars)

SUPPLEMENTAL BALANCE SHEET DATA
                                                                                     December 31
                                                                                 -------------------
Summary of Accounts Receivable and Inventories                                     1995       1994

----------------------------------------------------------------------------------------------------
Accounts Receivable:
 From customers  ..............................................................  $ 1,579.5 $ 1,349.0
 Other  .......................................................................      183.2     164.7
 Less allowance for doubtful accounts and sales discounts  ....................      (84.7)    (45.6)
                                                                                 --------- ---------


     Total  ...................................................................  $ 1,678.0 $ 1,468.1
                                                                                 ========= =========

Inventories by Major Class:
 At the lower of cost on the First-In, First-Out (FIFO) method or market:
   Raw materials  .............................................................  $   373.7 $   298.0
   Work in process  ...........................................................      281.0     223.9
   Finished goods  ............................................................      785.2     703.4
   Supplies and other  ........................................................      251.1     256.2
                                                                                 --------- ---------

                                                                                   1,691.0   1,481.5

 Excess of FIFO cost over Last-In, First-Out (LIFO) cost  .....................     (264.9)   (223.1)
                                                                                 --------- ---------


     Total  ...................................................................  $ 1,426.1 $ 1,258.4
                                                                                 ========= =========



Total inventories include $519.4 million and $464.9 million of inventories valued on the LIFO method at December 31, 1995 and 1994, respectively.

                                                                                      December 31
                                                                                 --------------------
Summary of Accrued Expenses                                                          1995        1994

-----------------------------------------------------------------------------------------------------
Accruals for restructuring and other unusual charges:
 Employee severance and related costs  ........................................  $   220.2 $     83.8
 Costs of contract and lease terminations  ....................................      142.5          -
 Other  .......................................................................      248.0       24.8
                                                                                 --------- ----------

   Total accruals for restructuring and other unusual charges  ................      610.7      108.6

Accrued advertising and promotion expense .....................................      250.6      219.0
Accrued salaries and wages ....................................................      339.6      307.3

Other accrued expenses ........................................................      354.4      512.9
                                                                                 --------- ----------


     Total accrued expenses  ..................................................  $ 1,555.3 $  1,147.8
                                                                                 ========= ==========




SUPPLEMENTAL CASH FLOW STATEMENT DATA

Summary of Cash Flow Effects of Changes in                                  Year Ended December 31
                                                                    -------------------------------------
Operating Working Capital*                                               1995          1994         1993
----------------------------------------------------------------------------------------------------------
Accounts receivable ...............................................  $   (264.5)    $  (287.4) $     83.9
Inventories .......................................................      (191.3)        (74.1)      (41.5)
Prepaid expenses ..................................................       (56.7)          3.5        24.2
Trade accounts payable ............................................       148.8         116.0      (181.9)
Other payables ....................................................        10.8          35.8        13.4
Accrued expenses ..................................................      (111.8)       (222.6)       30.3
Accrued income taxes ..............................................       (63.0)        228.8        41.0
Currency rate changes .............................................         (.2)        (15.9)      (30.6)
                                                                     ----------    ----------  ----------


Changes in operating working capital ..............................  $   (527.9)   $   (215.9) $    (61.2)
                                                                     ==========    ==========  ===========

*Excludes the effects of acquisitions, dispositions and the 1995 and 1993 restructuring and other unusual charges.

                                                                         Year Ended December 31
                                                                    --------------------------------
Other Cash Flow Data                                                    1995        1994       1993

-----------------------------------------------------------------------------------------------------
Interest paid ....................................................  $   259.9    $   333.5   $ 308.0
Income taxes paid ................................................      570.1        321.2     243.9
Increase (decrease) in cash and cash equivalents due to exchange
 rate changes  ...................................................        (.7)         7.3      (9.0)

Reconciliation of changes in cash and cash equivalents:
 Balance, January 1  .............................................  $ 1,137.8   $    168.4  $  182.8
 Increase (decrease)  ............................................     (916.2)       969.4     (14.4)
                                                                    ---------   ----------  --------


 Balance, December 31  ...........................................  $   221.6   $  1,137.8  $  168.4
                                                                    =========   ==========  ========



                                                                         Year Ended December 31
                                                                    -------------------------------
Interest Expense                                                        1995       1994       1993

-----------------------------------------------------------------------------------------------------
Gross interest cost ..............................................  $   254.3   $   351.5   $ 337.3
Capitalized interest .............................................       (8.8)      (20.6)    (28.4)
Interest expense allocated to discontinued operation .............          -       (60.4)    (59.4)
                                                                    ---------   ---------   -------


Interest expense .................................................  $   245.5   $   270.5   $ 249.5
                                                                    =========   =========   =======



Interest expense is capitalized on major construction projects. Interest expense has been allocated to S. D. Warren, the discontinued operation, based on the ratio of net assets sold to the sum of consolidated common stockholders' equity and consolidated debt less debt specifically related to the discontinued operation.


NOTE 16.   UNAUDITED QUARTERLY DATA

(Millions of dollars
except per share                           1995                                        1994
                       -----------------------------------------   -------------------------------------------
amounts)                Fourth(a,b) Third(b,c) Second(b) First(b)  Fourth(b,d)  Third        Second      First
---------------------------------------------------------------------------------------------------------------

Net sales ...........   $3,442.9   $3,606.8   $3,483.6   $3,255.3  $3,158.6    $2,982.3  $2,995.3     $2,843.0
Gross profit ........    1,235.1    1,327.2    1,263.1    1,135.1   1,087.1     1,040.2   1,071.1        987.1
Operating profit
   (loss)  ..........   (1,087.9)     496.3      435.7      368.9     342.7       307.7     334.1        292.6
Income (loss) from
 continuing
 operations  ........     (841.7)     367.9      307.4      199.6     223.7       175.2     203.5        164.1
Income (loss) before
 extraordinary loss .     (841.7)     367.9      307.4      199.6     277.1       183.6     193.4        160.8
Net income (loss) ...     (841.7)     367.9      307.4      199.6     216.0       183.6     193.4        160.8

Per share basis:
 Income (loss) from
   continuing
   operations  ......      (3.01)      1.32       1.10        .71       .80         .63       .74          .59
 Income (loss)
   before
   extraordinary
   loss  ............      (3.01)      1.32       1.10        .71       .99         .66       .70          .58
 Net income (loss)  .      (3.01)      1.32       1.10        .71       .77         .66       .70          .58

Kimberly-Clark
  cash dividends declared    .45        .45        .45        .45       .44         .44        .44         .44
Market price:
 High  ..............     83         68-3/4     62-5/8     53-3/8     59         60         57-5/8      58-1/4
 Low  ...............     66-5/8     57-1/2     50-1/8     47-1/4     47         52-1/2     51-3/4      51-3/8
 Close  .............     82-3/4     67-1/8     59-7/8     52         50-3/8     58-3/4     52-7/8      52-7/8



All financial information, except cash dividends declared per share, has been restated to include the results of Scott for all periods presented. Cash dividends declared per share represent the historical dividends declared by Kimberly-Clark. The merger, which was effective on December 12, 1995, has been accounted for as a pooling of interests and includes appropriate reclassification entries and accounting adjustments to conform the accounting practices of Scott to those of Kimberly-Clark.





(a) Results for the fourth quarter 1995 include a restructuring and other unusual charge of $1,440.0 million ($1,070.9 million after taxes and minority interests, or $3.83 per share).

(b) Results for all quarters in 1995 and the fourth quarter 1994 include nonoperating effects for the Corporation's share of foreign currency losses incurred by its Mexican affiliates on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos. The translation losses are related to the devaluation of the Mexican peso in December 1994 and subsequent fluctuations. Effects for the quarters are as follows:


      (Millions of dollars except                 Nonoperating gain (loss)     Per share gain (loss)
   per share amounts)                                   due to the peso            due to the peso
---------------------------------------------------------------------------------------------------
  1995:
     Fourth  ..................................         $(18.1)                       $(.06)
     Third  ...................................           (2.0)                        (.01)
     Second  ..................................            8.4                          .03
     First  ...................................          (26.8)                        (.10)
                                                        ------                        -----

       Total  .................................         $(38.5)                       $(.14)
                                                        ======                        =====

   1994:
     Fourth  ..................................         $(39.2)                       $(.14)
                                                        ======                        =====


(c) Results for the third quarter 1995 include a nonoperating pretax gain of $61.4 million ($40.0 million after-tax, or $.14 per share) related to the sale of 80 percent of Midwest Express Holdings, Inc.

 (d) Fourth quarter 1994 results were affected by the following:

   - A pretax gain of $99.2 million ($62.5 million after-tax, or $.22 per share) related to the sales of the Mobile, Alabama energy and recovery complex and Scott Health Care assets.

   - An extraordinary loss on early extinguishment of debt of $61.1 million, net of income taxes, or $.22 per share.

   - Completion of the sale of S.D. Warren, whose operations have been segregated and reported as a discontinued operation. The gain on the sale was $61.1 million ($38.5 million after-tax, or $.14 per share).


NOTE 17.   BUSINESS SEGMENT AND GEOGRAPHIC DATA

For reporting purposes, the Corporation's businesses are separated into three segments.

 . Personal Care Products include infant, child, feminine and incontinence care products; wet wipes; health care products; and related products.

 . Tissue-Based Products include tissue and wipers for household and away-from-home use; pulp; and related products.

 . Newsprint, Paper and Other includes newsprint, printing papers, premium business and correspondence papers, specialty papers, technical papers, and related products; and other products and services.

In conjunction with the merger with Scott and the application of pooling of interests accounting, management has redefined its consolidated operations into the above three segments to appropriately reflect the businesses in which the Corporation now operates. Business segment data for all years presented have been restated to this revised presentation.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:

CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT

                                      Net Sales                       Operating Profit
(Millions of dollars)      1995         1994         1993      1995(a)      1994     1993(b)

Personal Care Products   $  4,342.1  $  3,783.6  $  3,423.9    $337.9   $    582.7     $555.3
Tissue-Based Products .     7,982.0     6,771.4     6,831.7     (36.5)       576.3       81.6
Newsprint, Paper
 and Other  ...........     1,584.3     1,514.6     1,459.6      224.6       213.0      202.3
                         ---------------------- ------------- --------  ----------     ------


Combined ..............    13,908.4    12,069.6    11,715.2     526.0      1,372.0      839.2
Interclass sales ......      (119.8)      (90.4)      (68.4)        -            -          -
Unallocated items - net           -           -           -    (313.0)       (94.9)    (104.7)
                         ----------  ---------- -----------    ------   ----------    -------


Consolidated ..........  $ 13,788.6   $11,979.2 $  11,646.8    $213.0   $  1,277.1    $ 734.5
                         ==========   ========= ===========    ======   ==========    =======


                       Assets                           Depreciation            Capital Spending
                -----------------------------    ------------------------   --------------------------
(Millions of dollars)1995      1994      1993      1995   1994     1993      1995    1994      1993

-------------------------------------------------------------------------------------------------------
Personal Care
 Products  ...  $  3,388.9 $  3,170.5 $  2,868.6  $193.1   $162.2  $135.3    $237.4  $313.6  $   425.5
Tissue-Based
 Products  ...     6,104.0    5,957.1    5,890.8   323.6    322.4   300.6     485.5   393.3      486.0

Newsprint,
 Paper
 and Other  ..       710.3    1,078.4    2,928.8    51.0    135.6   148.3      76.4   119.4      169.1
                ---------- ----------- ---------  ------   ------  ------    ------  ------  ---------


Combined .....    10,203.2   10,206.0   11,688.2   567.7    620.2   584.2     799.3   826.3    1,080.6

Unallocated(c)     1,415.8    2,553.7    1,691.9    14.0     15.7    11.9      18.3    31.0       26.9

Interclass
 assets  .....      (179.8)    (204.0)    (169.7)      -        -       -         -       -          -
                ----------  ---------   --------   -----   ------  ------    ------  ------  ---------



Consolidated .  $ 11,439.2 $ 12,555.7 $ 13,210.4  $581.7   $635.9  $596.1    $817.6  $857.3  $ 1,107.5
                ========== ========== ==========  ======   ======  ======    ======  ======  =========


(a) Operating profit in 1995 for Personal Care Products; Tissue-Based Products; Newsprint, Paper and Other; and Unallocated includes $230.3 million, $981.2 million, $35.0 million and $193.5 million, respectively, of the restructuring and other unusual charges described in Note 3.
(b) Operating profit in 1993 for Tissue-Based Products and Unallocated includes $352.9 million and $26.0 million, respectively, of the $378.9 million restructuring charge described in Note 3.
 (c)Assets include investments in equity companies of $413.4 million, $555.3 million and $656.5 million in 1995, 1994 and 1993, respectively.

CONSOLIDATED OPERATIONS BY GEOGRAPHIC AREA

                                                  Net Sales                    Operating Profit
                                      --------------------------------   ---------------------------
(Millions of dollars)                     1995       1994       1993     1995(a)     1994    1993(d)

----------------------------------------------------------------------------------------------------
United States .......................  $ 9,007.9  $  8,414.0 $  8,037.6  $661.9    $1,152.5   $784.4
Canada  .............................    1,250.1       955.1      916.5    21.9        34.9    (16.9)
Intergeographic items(b) ............     (452.6)     (356.5)    (259.9)      -           -        -
                                       ---------  ---------- ----------  ------   ---------  -------


North America .......................    9,805.4     9,012.6    8,694.2   683.8     1,187.4    767.5
Europe  .............................    2,912.5     2,340.5    2,296.3  (277.5)       62.2    (16.1)
Asia, Latin America and Africa ......    1,342.5       836.1      767.2   119.7       122.4     87.8
                                       ---------  ---------- ----------  ------  ----------  -------


Combined ............................   14,060.4    12,189.2   11,757.7   526.0     1,372.0    839.2
Intergeographic items ...............     (271.8)     (210.0)    (110.9)      -           -        -
Unallocated items - net(c)...........          -           -          -  (313.0)      (94.9)  (104.7)
                                       ---------   ---------  ---------  ------  ----------  -------


Consolidated ........................  $13,788.6   $11,979.2  $11,646.8  $213.0  $  1,277.1  $ 734.5
                                       =========   =========  =========  ======  ==========  =======


                                                                               Assets
                                                                ----------------------------------
(Millions of dollars)                                                1995        1994        1993

------------------------------------------------------------------------------------------------------
United States .................................................. $  6,182.1  $  5,896.2  $  7,612.0(e)
Canada  ........................................................      703.2       759.5       791.3
Intergeographic items ..........................................     (198.9)     (106.0)      (87.8)
                                                                 ----------  ----------  ----------


North America ..................................................    6,686.4     6,549.7     8,315.5
Europe  ........................................................    2,592.7     2,687.6     2,450.6
Asia, Latin America and Africa .................................    1,380.5       947.5       876.8
                                                                 ----------  ----------  ----------


Combined .......................................................   10,659.6    10,184.8    11,642.9
Intergeographic items ..........................................     (636.2)     (182.8)     (124.4)
Unallocated items - net (c) ....................................    1,415.8     2,553.7     1,691.9
                                                                 ----------  ----------  ----------


Consolidated ................................................... $ 11,439.2  $ 12,555.7   $13,210.4
                                                                 ==========  ==========   =========



(a) Operating profit in 1995 for the U.S.; Canada; Europe; Asia, Latin America and Africa; and Unallocated includes $575.6 million, $161.5 million, $464.1 million, $45.3 million and $193.5 million, respectively, of the restructuring and other unusual charges described in Note 3.

(b) Net sales include $310.3 million, $236.8 million and $171.7 million by operations in Canada to the U.S. in 1995, 1994 and 1993, respectively.

(c) Assets include investments in equity companies of $413.4 million, $555.3 million and $656.5 million in 1995, 1994 and 1993, respectively.

(d) Operating profit in 1993 for the U.S.; Europe; Asia, Latin America and Africa; and Unallocated includes $259.9 million, $79.0 million, $14.0 million and $26.0 million, respectively, of the restructuring charge described in
  Note 3.

(e) U.S. assets in 1993 include discontinued printing and publishing papers segment assets of $1,851.8 million.

EQUITY COMPANIES' DATA BY GEOGRAPHIC AREA


                                                                                          Kimberly-
                                                                                            Clark's
                                                                                             Share
                                                 Net     Gross     Operating        Net      of Net
(Millions of dollars)                          Sales      Profit      Profit     Income     Income
-------------------------------------------------------------------------------------------------------
For the year ended:
 December 31, 1995
   Latin America(a)  .....................  $1,465.2   $   551.0   $   399.8   $   222.1(b)$   104.8(b)
   North America, Asia, Australia, Africa(c)
     and Middle East  ....................     567.6       196.0        56.5        19.5         8.5(c)
                                            --------   ---------   ---------   ---------    --------

       Total  ............................  $2,032.8   $   747.0   $   456.3   $   241.6   $   113.3
                                            ========   =========   =========   =========   =========

 December 31, 1994
   Latin America(a)  .....................  $1,843.6   $   675.4   $   429.0   $   194.6(b)$    88.9(b)
   Asia, Australia, Africa and
     Middle East  ........................     577.9       202.5        58.7        37.4        21.6(c)
                                            --------   ---------   ---------   ---------    --------

       Total  ............................  $2,421.5   $   877.9   $   487.7   $   232.0    $   110.5
                                            ========   =========   =========   =========    =========

 December 31, 1993
   Latin America  ........................  $1,589.0   $   586.6   $   265.2   $  154.4(d)  $    64.5(d)
   Asia, Australia and
     Middle East  ........................     385.9       127.4        38.2       24.7(e)       11.6
                                            --------   ---------   ---------   --------     ---------

       Total  ............................  $1,974.9   $   714.0   $   303.4   $   179.1    $    76.1
                                            ========   =========   =========   =========    =========



 (a) Results for Latin America in 1994 include operations of a newly formed joint venture in Argentina. In June 1994, the Corporation combined its wholly owned subsidiary in Argentina with the operations of another company to create the joint venture. In the first quarter of 1995, the Corporation purchased additional shares of this subsidiary resulting in its consolidation.

(b) Net income and Kimberly-Clark's share of net income in Latin America in 1995 include a nonoperating charge of $89.4 million and $38.5 million, respectively, for foreign currency losses incurred by the Corporation's Mexican affiliates on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos. In 1994, this charge to net income and Kimberly-Clark's share of net income was $91.2 million and $39.2 million, respectively. The translation losses are related to the devaluation of the Mexican peso in December 1994 and subsequent periods.

(c) The Corporation's share of net income for 1994 includes a gain of $10.0 million due to the readoption of equity accounting for the Corporation's
  South African affiliate.  Income taxes of $3.7 million related      to this
  item are reflected in the provision for income taxes in the consolidated income statement. In the first quarter of 1995, the Corporation purchased additional shares of this subsidiary resulting in its consolidation.

(d) Compania Industrial de San Cristobal, S.A., one of the Corporation's Mexican affiliates, recorded an after-tax charge of $44.9 million, of which Kimberly-Clark's share was $36.2 million, for the 1993 Scott restructuring which included workforce reductions and mill closings related to its printing and writing papers business.

(e) Net income in Australia in 1993 includes a $7.8 million credit from a decrease in the statutory income tax rate to 33 percent from 39 percent.



                                                         Non-                     Non-       Stock
                                             Current    Current     Current     Current     holders'
(Millions of dollars)                         Assets     Assets    Liabilities Liabilities   Equity
------------------------------------------------------------------------------------------------------
December 31, 1995
 Latin America(f)  .......................  $   722.6  $   599.2   $   404.7   $   339.1   $  578.0
 North America, Asia, Australia, Africa
   and Middle East  ......................      168.3      465.5       153.0       229.5      251.3
                                            ---------  ---------   ---------   ---------   --------

   Total  ................................  $   890.9  $ 1,064.7   $   557.7   $   568.6   $  829.3
                                            =========  =========   =========   =========   ========

December 31, 1994
 Latin America(f)  .......................  $   697.1  $   721.6   $   354.3   $   322.2   $  743.2
 Asia, Australia, Africa and
   Middle East  ..........................      164.8      454.9       159.6       151.7      308.4
                                            ---------  ---------   ---------   ---------   --------

   Total  ................................  $   861.9  $ 1,176.5   $   513.9   $   473.9   $1,051.6
                                            =========  =========   =========   =========   ========

December 31, 1993
 Latin America  ..........................  $   773.4  $   931.3   $   336.4   $   378.5   $  989.7
 Asia, Australia and
   Middle East  ..........................       98.8      342.3        85.0       148.4      207.7
                                            ---------  ---------   ---------   ---------   --------

   Total  ................................  $   872.2  $ 1,273.6   $   421.4   $   526.9   $1,197.4
                                            =========  =========   =========   =========   ========



(a) Includes effect of December 1994 devaluation of the Mexican peso and subsequent fluctuations on the translated balance sheet of the Corporation's Mexican affiliates.

Equity companies are principally engaged in Personal Care Products and Tissue-Based Products operations. A listing of the Corporation's percentage ownership of the common stock of each significant subsidiary and equity company is contained elsewhere in this annual report.

Estimated fair values of publicly traded equity companies at December 31, 1995:

                                                                            Kimberly-Clark's Investment
                                                                            ---------------------------

                                                                                             Estimated
                                                                               Carrying           Fair
(Millions of dollars)                                                           Value            Value
-------------------------------------------------------------------------------------------------------
Kimberly-Clark de Mexico, S.A. de C.V. (Mexico) ..........................      $133.9        $1,230.2
Compania Industrial de San Cristobal, S.A. (Mexico) ......................       118.9           605.0
Midwest Express Holdings, Inc. (U.S.) ....................................         5.8            35.4






INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries

Kimberly-Clark Corporation, Its Directors and Stockholders:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark
Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated income and cash flow statements for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Kimberly-Clark
Corporation and Scott Paper Company, which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements.
We did not audit the financial statements of Scott Paper Company for the years ended December 31, 1995, 1994 and 1993 (before the effects of the conforming adjustments described in Note 2 that were applied to restate such statements) which statements reflect total assets (in millions) of $4,525.8, $5,626.1 and $6,625.1 as of December 31, 1995, 1994 and 1993, respectively, and total net sales (in millions) of $4,131.6, $3,581.1 and $3,584.9 for the respective years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Scott Paper Company, is based on the reports of such other auditors. We audited the conforming adjustments described in Note 2 that were applied to restate the 1995, 1994 and 1993 financial statements of Scott Paper
Company.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors referred to above, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP
-------------------------------------------
Deloitte & Touche LLP
Dallas, Texas
January 30, 1996


AUDIT COMMITTEE CHAIRMAN'S LETTER

The members of the Audit Committee are selected by the board of directors.
During 1995, the committee consisted of four outside directors and met three times.

The Audit Committee oversees the financial reporting process on behalf of the board of directors. As part of that responsibility, the committee recommended to the board of directors, subject to stockholder approval, the selection of the Corporation's independent public accountants. The Audit Committee discussed the overall scope and specific plans for annual audits with the Corporation's internal auditors and Deloitte & Touche LLP. The committee also discussed the Corporation's annual consolidated financial statements and the adequacy of its internal controls. The committee met regularly with the internal auditors and Deloitte & Touche LLP, without management present, to discuss the results of their audits, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. The meetings also were designed to facilitate any private communication with the committee desired by the internal auditors or independent public accountants.




/s/ Paul J. Collins
--------------------------
Paul J. Collins
Chairman, Audit Committee
January 30, 1996



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

The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP. During their audits, the independent auditors were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders and the board of directors and all committees of the board. Management believes that all representations made to the independent auditors during their audits were valid and appropriate. The financial statements of Scott Paper Company for 1995, 1994 and 1993 were audited by other auditors. Their reports were furnished to Deloitte & Touche LLP, whose auditors' opinion as it relates to amounts included for Scott Paper Company, is based solely on the reports of such other auditors.

During the audits conducted by both the independent auditors and the internal audit function, management received recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations which are cost-effective.

The Corporation has assessed its internal control system as of December 31, 1995 in relation to criteria for effective internal control over financial reporting described in `Internal Control - Integrated Framework'' issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1995, its system of internal control over the preparation of its published interim and annual financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.





/s/ Wayne R. Sanders                               /s/ John W. Donehower
----------------------------                     ----------------------------
Wayne R. Sanders                                   John W. Donehower
Chairman of the Board                              Senior Vice President and
and Chief Executive Officer                        Chief Financial Officer

January 30, 1996



     The following list includes certain companies which were owned directly or indirectly by Kimberly-Clark Corporation, a Delaware corporation, Dallas, Texas, as of December 31, 1995. Kimberly-Clark's percentage ownership of each company is 100 percent unless otherwise indicated.
     This list includes all significant subsidiaries and equity companies. The place of incorporation is the same as the location of the company except as shown parenthetically.

Consolidated Subsidiaries
Avent, Inc. and subsidiaries (Delaware) Tucson, Arizona
Carlton Paper Corporation Limited, Johannesburg,
     South Africa (50% plus one share)
Chengdu Comfort & Beauty Sanitary Articles Co., Ltd.,
     Chengdu, China (98.1%)
CPM Inc. (New Hampshire) East Ryegate, Vermont
Handan Comfort & Beauty (Group) Co., Ltd., Handan,
     China (90%)
Housing Horizons, LLC, Dallas, Texas
Kimberly-Clark Inova a.s., Czech Republic
K-C Aviation Inc. and subsidiaries (Delaware) Dallas, Texas
Kimberly-Clark Argentina S.A. and subsidiaries,
     Cordoba, Argentina (51%)
Kimberly-Clark Benelux Operations B.V., Veenendaal,
     Netherlands
Kimberly-Clark Canada Inc. and subsidiaries, Mississauga,
     Ontario, Canada
Kimberly-Clark de Centro America, S.A., Sitio del Nino,
     El Salvador (75%)
Kimberly-Clark Costa Rica, S.A., Cartago, Costa Rica (75%)
Kimberly-Clark Far East Pte. Limited, Singapore
Kimberly-Clark GmbH, Koblenz, Germany
Kimberly-Clark International, S.A., Panama City, Panama
Kimberly-Clark Limited, Larkfield, Kent, United Kingdom
Kimberly-Clark Malaysia Sendirian Berhad, Petaling Jaya,
     Malaysia (51.0%)
Kimberly-Clark Peru, S.A., Lima, Peru (68%)
Kimberly-Clark Philippines Inc., Makati, Philippines (87%)
Kimberly-Clark Puerto Rico, Inc. (Delaware) San Juan,
     Puerto Rico
Kimberly-Clark Sopalin, S.A., St. Cloud, France
Kimberly-Clark Thailand Limited, Bangkok, Thailand
Kunming Comfort & Beauty Hygienic Products Co., Ltd.,
     Kunming, China (97.9%)
Nanjing Comfort & Beauty Sanitary Products Co., Ltd.,
     Nanjing, China (97.9%)
Scott Continental N.V., Duffel, Belgium
Scott GmbH, Neunkirchen, Germany
Scott Iberica, S.A., Madrid, Spain (99.7%)
Scott India, Pune, India
Scott Japan Limited, Tokyo, Japan
Scott Limited, Northfleet, Kent, United Kingdom
Scott Paper Indonesia, Jakarta Utara, Indonesia
Scott Page B.V., Gennep, The Netherlands
Scott Paper Limited, Mississauga, Ontario, Canada (50.1%)
Scott Paper Company (Pennsylvania) Neenah, Wisconsin
Scott Paper Company de Costa Rica, S.A., San Jose,
     Costa Rica (51%)
Scott Paper Company - Honduras, S.A. de C.V.,
     San Pedro, Honduras
Scott Paper GmbH, Dusseldorf, Germany
Scott Paper (Guangzhou) Limited, Guangzhou Province,
     China (75%)
Scott Paper (Hong Kong) Limited, Kowloon, Hong Kong
Scott Paper (Malaysia) Sdn. Bhd., Kluang, Malaysia
Scott Paper Portugal Lda., Lisboa, Portugal
Scott Paper (Shanghai) Co., Ltd., Shanghai, China (56%)
Scott Paper (Singapore) Pte. Ltd., Singapore
Scott S.N.C., Le Pecq, France
Scott S.p.A., Torino, Italy
Taiwan Scott Paper Corporation, Taipei, Taiwan (66.7%)
Thai-Scott Paper Company Limited, Bangkok, Thailand (99.6%)
Venekim, C.A., Caracas, Venezuela (60%)
YuHan-Kimberly, Limited, Seoul, Korea (60%)

Equity Companies
Colombiana Kimberly S.A., Medellin, Colombia (50%)
Colombiana Universal de Papeles S.A., Pereira, Colombia (50%)
Compania Industrial de San Cristobal, S.A., Mexico City,
     Mexico (48.8%*)
Kimberly-Clark Australia Pty. Limited, Milsons Point,
     New South Wales, Australia (50%)
Kimberly-Clark Dominicana, S.A., Santo Domingo,
     Dominican Republic (33%)
Kimberly-Clark Lever, Ltd., Pune, India (50%)
Kimberly-Clark de Mexico, S.A. de C.V., Mexico City,
     Mexico (43%)
Midwest Express Holdings, Inc. (Delaware) Milwaukee,
     Wisconsin (20%)
Olayan Kimberly-Clark Arabia Company, Al-Khobar,
     Kingdom of Saudi Arabia (49%)
Olayan Kimberly-Clark (Bahrain) WLL, Manama,
     Bahrain (49%)
P.T. Kimsari Paper Indonesia, Medan, Indonesia (50%)
Ssangyong Paper Co., Ltd., Seoul, Korea (23.8%)

*An additional 3.1 percent of this affiliate is owned by a 40-percent-owned
Mexican affiliate of the Corporation.




