Form 10-K, Exhibit 13
period 1996-12-31
KIMBERLY CLARK CORP
filed 1997-03-21
CIK 55785

EXHIBIT 13





MANAGEMENT'S DISCUSSION AND ANALYSIS
Kimberly-Clark Corporation and Subsidiaries

  Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Corporation for the periods covered.

  Certain matters which have occurred in two of the last three years represent major unusual items. These matters and their effect on the comparability of financial data presented in this Management's Discussion and Analysis are discussed below.

1995 Business Combination, Worldwide Integration Plan, and Restructuring and Other Unusual Charges

 . On December 12, 1995, Kimberly-Clark merged with Scott Paper Company
  (``Scott''), a worldwide producer of sanitary tissue products, and issued .78 of a share of its common stock for each share of Scott common stock. The $9.4 billion transaction qualified as a tax-free reorganization for income tax purposes and was accounted for as a pooling of interests for financial reporting purposes.

 . At the time of the merger, the Corporation implemented a comprehensive plan to integrate its operations with those of Scott. In conjunction with the integration plan, a one-time pretax charge of $1,440.0 million was recorded in the fourth quarter of 1995 for the estimated costs of the merger, for restructuring the combined operations and for other unusual charges (``one-time charge''). The details of the items comprising the 1995 one-time charge are set forth in Note 3 to the Financial Statements. Of the one-time charge, $1,016.9 million has been utilized through December 31, 1996, and the balance of $423.1 million is expected to be utilized in 1997. At December 31, 1996, the remaining reserves related to the one-time charge are estimated to be adequate to cover the balance of the planned actions.

 . The one-time charge decreased 1995 business segment and geographic operating profit as follows:


  1995 ONE-TIME CHARGE

                                                                Outside
                                                   North         North
                                                  America       America       Total
($ Millions)
--------------------------------------------------------------------------------------
  Personal Care Products ....................... $  (92.3)     $ (138.0)   $   (230.3)
  Tissue-Based Products  .......................   (609.8)       (371.4)       (981.2)
  Newsprint, Paper and Other  ..................    (35.0)            -         (35.0)
                                                 --------      --------    ----------
                                                 $ (737.1)     $ (509.4)     (1,246.5)
                                                 ========      ========
  Unallocated  .................................                               (193.5)
                                                                           ----------
  Total  .......................................                           $ (1,440.0)
                                                                           ==========




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

Modification and Acceleration of the 1993 Scott Restructuring and the 1994 Scott Discontinued Operation

 . In August 1994, Scott modified its 1993 restructuring plan to accelerate the timing and to increase total workforce reductions. This modified plan was completed by year-end 1994 and no additional charges were needed to achieve the restructuring. In December 1994, Scott completed the sale of S.D. Warren Company (``S.D. Warren''), its former printing and publishing papers subsidiary, for approximately $1.6 billion, including the assumption by the buyer of approximately $120 million in debt. The operating results of S.D. Warren prior to the sale have been segregated and reported as a discontinued operation in the income statement.

  For purposes of this Management's Discussion and Analysis, the 1995 one-time charge has been segregated in the following business segment and geographic presentations to facilitate a meaningful discussion of ongoing operations. For a description of the Corporation's business segments and a summary of the business segment and geographic data that include the 1995 one-time charge, see Note 16 to the Financial Statements.

ANALYSIS OF CONSOLIDATED OPERATING RESULTS - 1996 COMPARED WITH 1995 By Business Segment




                                 Net Sales                                      Operating Profit
                ---------------------------------------------  -------------------------------------------------
                                        % Change  % OF 1996                          % Change  % Return on Sales
($ Millions)      1996         1995     vs. 1995 CONSOLIDATED    1996        1995    vs. 1995   1996       1995
-----------------------------------------------------------------------------------------------------------------
Personal Care
 Products  ..   $  4,837.8  $  4,384.2    +10.3%    36.8%     $   791.3   $   570.1   +  38.8%    16.4%     13.0%
Tissue-Based
 Products  ..      7,372.8     7,524.3    - 2.0     56.1        1,085.2       942.8   +  15.1     14.7      12.5
Newsprint, Paper
 and Other  .      1,015.4     1,584.3    -35.9      7.7          211.8       259.6   -  18.4     20.9      16.4
1995 one-time
 charge  ....            -           -                 -              -    (1,440.0)
Adjustments .      (  76.9)     (119.8)              (.6)         (34.6)     (119.5)
               -----------  ----------             -----      ---------   ---------

Consolidated   $  13,149.1  $ 13,373.0    - 1.7%   100.0%     $ 2,053.7   $   213.0   +864.2%   15.6%      1.6%
               ===========  ==========             =====      =========   =========







By Geography

                                   Net Sales                                        Operating Profit
               -------------------------------------------------   ----------------------------------------------------
                                       % Change      % OF 1996                          % Change    % Return on Sales
($ Millions)     1996         1995      vs. 1995    CONSOLIDATED     1996      1995    vs. 1995        1996    1995
-----------------------------------------------------------------------------------------------------------------------
North America  $  9,001.8  $   9,439.8  -  4.6%        68.5%        $1,710.4   $1,420.9   + 20.4%     19.0%      15.1%
Outside North
 America  ...     4,485.3      4,205.0  +  6.7         34.1            377.9      351.6   +  7.5       8.4        8.4
1995 one-time
 charge  ....           -            -                    -                -   (1,440.0)
Adjustments .      (338.0)      (271.8)                (2.6)           (34.6)    (119.5)
               ----------   ----------                -----         --------   --------

Consolidated   $ 13,149.1   $ 13,373.0  -  1.7%       100.0%        $2,053.7   $  213.0   +864.2%     15.6%       1.6%
               ==========   ==========                =====         ========   ========





Notes:
  Adjustments to net sales shown in the preceding tables consist of intercompany sales of products between business segments or geographic areas. Adjustments to operating profit consist of expenses not associated with business segments or geographic areas.


Commentary:

  Net sales declined 1.7 percent principally because of the loss of revenues from businesses that were divested in 1995 -- Schweitzer-Mauduit International, Inc. (`SMI'') and Midwest Express Airlines, Inc. (``Midwest'') -- and businesses that were sold in 1996 to satisfy U.S. and European regulatory requirements associated with the Scott merger -- the former Scott baby wipes business and certain consumer tissue businesses in the U.S., the United Kingdom and Ireland. Excluding the net sales of these businesses in both years, consolidated net sales increased 4.6 percent and sales volumes increased 6.0 percent.

 . On a worldwide basis, consolidated sales volumes of personal care products increased more than 14 percent. Partially offsetting the sales volume improvement were lower selling prices for training and youth pants in the U.S. and diapers in Europe.

 . In North America, sales volumes increased for disposable diapers, training and youth pants, wet wipes and professional health care products, while sales volumes for tissue-based products were lower compared with year-ago levels.

 . In Europe, sales volumes were higher for disposable diapers and household tissue products.

 . Sales volumes for personal care products and tissue-based products improved in the Asia/Pacific region and in Latin/South America, due in part to business expansion in Brazil.

 . Despite a second quarter decline, 1996 selling prices were, on average, higher for consumer tissue products in North America and Europe.

 . Excluding the sales of businesses that were divested in 1995, net sales in North America for the Newsprint, Paper and Other business segment increased
  5.2 percent.

 . Changes in currency exchange rates are estimated to have decreased consolidated net sales by less than one percent.

  Despite the loss of earnings of the divested businesses, gross profit improved 8.0 percent in absolute terms and from 34.0 percent to 37.3 percent as a percentage of sales, primarily due to the higher sales volumes, merger synergies, manufacturing efficiencies for personal care products and lower pulp costs worldwide. Excluding the 1995 one-time charge, operating profit improved
24.2 percent in absolute terms, and from 12.4 percent to 15.6 percent as a percentage of net sales, due to the higher gross margin coupled with merger synergies.

 . Excluding the divested businesses, 1996 operating profit increased more than 30 percent.

 . Management estimates that the synergies from the merger benefited consolidated operating profit by approximately $280 million in 1996.

 . Operating losses in the infant and child care business in Europe declined in 1996 as a result of higher sales volumes and improved operations. Partially offsetting these improvements were the lower selling prices and higher promotion costs to support the growth in sales volumes and to respond to competitive activity.

 . Operating profit for the Tissue-Based Products business segment improved from 1995 due primarily to lower pulp costs and merger synergies.

 . The decline in expenses not associated with business segments and geographic areas was due primarily to merger synergies resulting from elimination of Scott corporate expenses.

 . Changes in currency exchange rates had no significant effect on consolidated operating profit in 1996.

Additional Income Statement Commentary:

 . Interest expense declined primarily as a result of lower average debt levels.

 . During 1996, U.S. and European regulatory divestitures and the sale of the Corporation's remaining 20 percent interest in Midwest resulted in a net gain of $.26 per share.

 . During 1995, the sale of 80 percent of the Corporation's interest in Midwest, other asset dispositions and expenses of the SMI spin-off resulted in a net gain of $.23 per share.

 . The Corporation's effective income tax rate for the full year was 35.0 percent in 1996 compared with 147.0 percent in 1995. Excluding the 1995 one-time charge, the effective tax rate for 1995 was 33.2 percent. The increase in the effective tax rate was attributable primarily to a reduction in 1996 taxable income in jurisdictions in which net operating loss carryforwards were available.

 . The Corporation's share of equity company net income improved by $39.1 million. The largest contributors to the increase were Kimberly-Clark de Mexico, S.A. de C.V. (``K-C de Mexico'') and Kimberly-Clark Australia Pty. Limited (``K-C Australia'').

   . The Corporation's share of earnings from K-C de Mexico increased $28.5 million from the prior year. The translation of the net exposure of U.S. dollar-denominated liabilities into pesos at K-C de Mexico reduced equity company net income $2.3 million in 1996 and $38.5 million in 1995; these translation losses reduced earnings by $.01 per share in 1996 and $.14 per share in 1995.

  . In 1996, K-C de Mexico acquired the publicly-held shares of the Corporation's other Mexican affiliate, Compania Industrial de San Cristobal, S.A. de C.V. (`Cristobal''), and the two affiliates merged.
     The merger was accounted for as a pooling of interests. Also in 1996, the operations of Cristobal were restructured to, among other things, eliminate duplicate capacity and to comply with merger regulatory requirements of the Mexican Federal Commission of Competition. The Corporation's share of the after-tax effects of the Mexican restructuring plan reduced earnings $5.5 million, or $.02 per share, in 1996.

  . Excluding the peso translation losses and the costs of the Mexican restructuring plan, the Corporation's share of earnings of K-C de Mexico was essentially unchanged from the prior year, as the effects of adverse economic conditions at the affiliate were offset by selling price increases, merger-related savings, higher interest income and a lower effective income tax rate.

  . Earnings at K-C Australia improved primarily due to higher selling prices for most consumer products.

 . Excluding the effects of the peso losses, the Mexican restructuring charge, asset dispositions, expenses of the SMI spin-off and the 1995 one-time charge, Kimberly-Clark's net income per share for 1996 increased 23.1 percent to $4.75 from $3.86 in 1995.





CHANGES IN 1995 NET SALES AND EARNINGS VERSUS 1994

                                                                       1995 vs. 1994
                                                                  -----------------------
                                                                           Excluding 1995
                                                                              One-Time
                                                                  Reported     Charge
-----------------------------------------------------------------------------------------
Net sales ........................................................ + 15.0%      +15.0%
Gross profit ..................................................... + 18.5       +18.5
Operating profit ................................................. - 83.3       +29.4
Income from continuing
 operations ...................................................... - 95.7       +44.0
Income per share from
 continuing operations  .......................................... - 95.7       +43.1




 . The net sales increase in 1995 was a result of higher selling prices, increased sales volumes and improved product mix in many of the Corporation's worldwide businesses. About one-third of the net sales increase was due to higher sales volumes and improved product mix.

 . Gross profit improved 18.5 percent primarily because of higher selling prices and improved product mix which more than offset increased fiber costs.

 . Excluding the 1995 one-time charge, operating profit improved 29.4 percent due to the higher gross margin coupled with the savings from acceleration of the 1993 restructuring plan. Management estimates that the accelerated plan improved consolidated operating profit by more than $175 million in 1995 compared to 1994.

 . Income from continuing operations improved faster than operating profit, excluding the 1995 one-time charge, primarily because of reduced interest expense due to lower average debt levels, partially offset by lower gains on asset sale transactions in 1995. Also contributing significantly to the improvement was a lower effective income tax rate in 1995 versus 1994 (after excluding the effects of the 1995 one-time charge) primarily as a result of higher earnings in countries where net operating loss carryforwards were realized, tax law changes in the Netherlands that caused deferred tax assets to be recognized and tax credits. The 1994 effective income tax rate was abnormally high due to recording the 1994 effect of a conforming accounting adjustment for Scott's income tax liabilities.


TRENDS IN THE LAST THREE YEARS


NET SALES

($ Billions)                                                         1996     1995      1994
----------------------------------------------------------------------------------------------
Principal products:
 Tissue  .........................................................  $   6.9  $   6.9  $   5.9
 Diapers  ........................................................      2.3      2.1      1.7
 All other  ......................................................      3.9      4.4      4.0
                                                                    -------  -------  -------
Consolidated .....................................................  $  13.1  $  13.4  $  11.6
                                                                    =======  =======  =======




 . Consolidated net sales have grown $1.8 billion, or 15.9 percent, since 1993.
  The decline from 1995 to 1996 is due to the loss of revenues from businesses that were divested in 1995 and those that were sold in 1996 to satisfy regulatory requirements associated with the Scott merger. Excluding these sales, net sales increased $.6 billion in 1996 primarily as a result of higher sales volumes for personal care products worldwide.

 . The increase in sales from 1994 to 1995 is attributable primarily to improved selling prices for tissue products, pulp and newsprint, a better product mix and the effects of currency translation.




ANALYSIS OF OPERATING PROFIT AS A PERCENTAGE OF NET SALES

                                                     1996     1995      1994
------------------------------------------------------------------------------
Net sales .........................................  100.0%   100.0%   100.0%
Less:
 Cost of products sold  ...........................   62.7     66.0     67.0
 Marketing expense  ...............................   15.4     15.6     15.4
 Research expense  ................................    1.6      1.5      1.8
 General expense  .................................    4.7      4.5      4.8
 1995 one-time charge .............................      -     10.8        -
                                                      ----     ----     ----
Operating profit ..................................   15.6%     1.6%    11.0%
                                                      ====     ====     ====



 . Excluding the 1995 one-time charge, operating profit margins have improved during each of the last two years.

 . As discussed previously, the 1996 improvement in operating profit margin was caused principally by higher sales volumes, merger synergies, manufacturing efficiencies for personal care products and lower pulp costs worldwide.

 . The improvement in operating profit margin in 1995 was attributable principally to higher selling prices, which more than offset the industry-wide increase in fiber costs, and to the savings from the acceleration of the 1993 restructuring plan. Offsetting some of the 1995 improvements were higher marketing expenses for the support of Viva Ultra towels and Cottonelle bathroom tissue in the U.S. and Huggies disposable diapers in Europe.



LIQUIDITY AND CAPITAL RESOURCES

                                                                             Year Ended
                                                                             December 31
                                                                         -------------------
($ Millions)                                                                1996      1995
--------------------------------------------------------------------------------------------
Cash provided by operations .........................................    $ 1,674.2   $931.6
Capital spending ....................................................        883.7    817.6
Proceeds from disposition of property and businesses ................        455.4    336.1
Ratio of total debt to capital ......................................         32.9%    41.9%
Pretax interest coverage - times ....................................         11.2      1.6




Commentary:

 . Cash provided from operations increased $742.6 million in 1996 compared to 1995. Excluding the effect of the 1995 one-time charge, the cash flow improvement is attributable, in large part, to the increase in net income, the timing of income tax payments and lower investments in accounts receivable and inventories. Excluding businesses acquired or disposed of, the Corporation was able to manage its sales growth without higher investments in accounts receivable and inventories. Partially offsetting these sources of cash from operations were decreases in accounts payable and in accrued liabilities, attributable, in large part, to cash payments related to the 1995 restructuring and other unusual accruals.

 . During 1995 and 1996, $86.2 million and $300.8 million, respectively, of cash payments were charged to the reserves related to the one-time charge. The Corporation expects payments of approximately $340 million will be charged to these reserves in 1997.

 . The ratio of total debt to capital decreased to 32.9 percent in 1996 from
  41.9 percent as a consequence of the higher earnings, strong cash flow and reduction in total debt.

 . The improvement in the pretax interest coverage to 11.2 times from 1.6 times is due to the lower debt levels, the higher earnings and the effect of the 1995 one-time charge. Excluding the effect of such charge, the 1995 pretax interest coverage was 5.8 times.

 . Cash proceeds received in 1996 in connection with the regulatory disposals, the sale of the Corporation's remaining 20 percent interest in Midwest and other asset sales totaled $455.4 million.

 . In 1996, the Corporation purchased 4.1 million shares of its common stock for the treasury at a total cost of approximately $320 million in connection with its 6.5 million share reacquisition program announced in April 1996 and the remaining authority of a 1994 program. An additional 3.7 million shares remain to be acquired under the 1996 authority. The shares will be used primarily for certain of the Corporation's employee benefit and compensation programs.

 . Total debt decreased more than $485 million during 1996.

 . During 1996, the Corporation:

  . Purchased the Peaudouce diaper business in France, thereby making the Corporation the second largest diaper company in Europe;

  . Entered the Brazilian personal care market with the purchase of 51 percent of Kenko do Brasil;

  .  Increased its ownership of Kimberly-Clark Argentina to 100 percent;

  . Formed a joint venture company in Israel, Hogla-Kimberly Ltd., by purchasing 49.9 percent of the country's leading consumer products company;

  . Increased ownership interest to 100 percent in Kimberly-Clark de Centro America;

  . Purchased 51 percent of Papelera Guaicaipuro, marking the Corporation's first entry into the Venezuelan tissue market;

  . Acquired an additional 49 percent interest in Kimberly-Clark Malaysia, thereby increasing the Corporation's ownership to 100 percent; and

  . Acquired Zisoft-Bobi, a leading producer of diapers and incontinence care products in the Czech Republic.

   These acquisitions were made for cash of $223.6 million and debt of $106.8 million.

 . The Corporation has agreed to sell its pulp and newsprint mill, inventories and related woodlands at Coosa Pines, Alabama, for approximately $600 million in cash to Alliance Forest Products (`Alliance''), a Montreal-based company. The transaction, which is subject to completion of financing by Alliance and other customary conditions, is expected to close in late March 1997. The companies also agreed to a five-year supply contract under which the Corporation will purchase a significant portion of the pulp produced at the Coosa mill for use in its consumer products. The Corporation intends to use the proceeds from the sale primarily to fund its ongoing program of share repurchases and to continue to make global acquisitions.


 . A shelf registration for $200 million of debt securities is on file with the Securities and Exchange Commission. The filing provides flexibility to issue debt promptly if the Corporation's needs and market conditions warrant.

 . Revolving credit facilities of $1.0 billion are in place for general corporate purposes and to back up commercial paper borrowings.

 . The Corporation's long-term debt securities have a Double-A rating, and its commercial paper is rated in the top category.

 . Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.


CONTINGENCIES

  As more fully described in Note 13 to the Financial Statements, the Corporation is a defendant in asbestos litigation involving no specific amount of damages demanded. In addition, a subsidiary of the Corporation is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants allegedly covered by polyurethane foam manufactured by a former division of Scott. The Corporation believes that it has meritorious defenses against the asbestos and breast implant actions and that the final results of such claims, while they cannot be predicted with certainty, will not have a material adverse effect on the Corporation's business or results of operations.

  The Corporation has been served with complaints by the Attorney General of the state of West Virginia seeking to recover from certain tobacco companies and other defendants, including the Corporation, monies which West Virginia has spent or will spend on medical care of its citizens with alleged tobacco-related illnesses. The Corporation has filed a motion to dismiss the complaints on several grounds and believes that the Attorney General's claims are without merit.

  The Corporation also is subject to routine litigation from time to time which individually, or in the aggregate, is not expected to have a material adverse effect on the Corporation's business or results of operations.


ENVIRONMENTAL MATTERS

  The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the Corporation's business or results of operations. The Corporation has been named as a potentially responsible party at a number of waste disposal sites, none of which individually, or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business or results of operations. Additional information concerning environmental matters is disclosed in the Corporation's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1996 under the `Business'' and ``Legal Proceedings'' sections.


FOREIGN CURRENCY RISKS, HEDGING ACTIVITIES AND INFLATION RISKS

  The Corporation's foreign currency risks and hedging activities are discussed in Notes 7 and 8 to the Financial Statements. As previously discussed, the fluctuations in the value of the Mexican peso have resulted in foreign currency losses at K-C de Mexico in each of the last three years. The Corporation's share of the 1996 peso loss was $2.3 million, compared with $38.5 million in 1995 and $39.2 million in 1994. After excluding the peso losses and the 1996 Mexican restructuring costs, K-C de Mexico's earnings have remained relatively stable during the last three years. Historically, K-C de Mexico has been able to increase both selling prices and sales volumes to recover, over time, the effect of changes in currency exchange rates, as well as cost increases. Nevertheless, management believes the peso foreign currency risk will remain in the foreseeable future.

  Beginning in 1997, the Mexican economy has been determined to be hyperinflationary because that country's cumulative inflation rate for the last three years has exceeded 100 percent. For accounting purposes, the functional currency of K-C de Mexico will become the U.S. dollar rather than the Mexican peso. The change in functional currency may negatively affect earnings reported by that affiliate in 1997. On a pro forma basis, if the U.S. dollar had been the functional currency for the entire year 1996, the Corporation's 1996 earnings would not have been significantly affected.

  The Corporation's inflation risks are managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures.


OUTLOOK - 1997

  Effective April 2, 1997, the Corporation's quarterly dividend will increase
4.3 percent and its common stock will split 2-for-1. The moves reflect the Corporation's record earnings, its strong balance sheet and management's confidence in the future.

  The Corporation plans divestitures as part of its strategy to exit the cyclical pulp business. Pulp manufacturing is a capital-intensive business given to price and profit uncertainties and no longer fits with the Corporation's goals as a consumer products company. Internal pulp operations have been meeting approximately 80 percent of the Corporation's worldwide virgin fiber needs. Over the next 18 months, that number is expected to be reduced to below 30 percent. The Corporation will retain sufficient pulp and recycled fiber capacity in North America to support its away-from-home products and its consumer tissue products in the value segment because these products are fiber-intensive and compete with products from fiber-integrated manufacturers. The Corporation plans to purchase market pulp for its premium brands.

  The sale of the Corporation's pulp and newsprint mill in Coosa Pines, Alabama, is expected to be completed in late March 1997 for approximately $600 million in cash. By mid-year 1998, the Corporation plans to sell mills in the following additional locations: Terrace Bay, Ontario; New Glasgow,
Nova Scotia; and Miranda, Spain. These facilities will be sold only at a fair price. Management intends to redeploy the capital from its pulp operations into higher-returning investments for the Corporation's shareholders.

  In recognition of the Corporation's significant growth prospects, management has set two aggressive, `stretch'' financial goals. First, management is committed to doubling earnings per share from operations for the five-year period from 1995 to the year 2000. To accomplish this, the Corporation must add $1.1 billion in net earnings or the equivalent of $1.8 billion in operating earnings. Approximately one-third of these earnings are expected to come from volume growth and half from margin improvements, including benefits of the Scott merger. Acquisitions are expected to provide the balance, more than replacing any loss of earnings from divested businesses. The second goal is to deliver total return to shareholders consistently in excess of the Standard & Poor's 500 Index.


INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

  Certain matters discussed in this report concerning the business outlook, anticipated financial results, contingencies and contemplated transactions of the Corporation and the adequacy of the 1995 one-time charge constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

  The assumptions used as a basis for the forward-looking statements include many estimates which, among other things, depend on the achievement of future cost savings, including cost savings as a result of the Corporation's merger with Scott, the achievement of projected volume increases, the consummation of projected divestitures on terms advantageous to the Corporation and the availability of suitable acquisition candidates. In addition, many factors outside the control of the Corporation, including the prices of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, also could impact the realization of such estimates.






CONSOLIDATED INCOME STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                     Year Ended December 31
                                                       -----------------------------------------------
(Millions of dollars, except per share amounts)             1996              1995               1994
------------------------------------------------------------------------------------------------------
NET SALES ............................................ $  13,149.1         $  13,373.0      $ 11,627.9
 Cost of products sold ...............................     8,241.4             8,828.1         7,793.7
                                                       -----------         -----------      ----------

GROSS PROFIT .........................................     4,907.7             4,544.9         3,834.2
 Advertising, promotion and selling expenses  ........     2,029.7             2,080.9         1,792.7
 Research expense  ...................................       207.9               207.2           208.8
 General expense  ....................................       616.4               603.8           555.6
 Restructuring and other unusual charges  ............           -             1,440.0               -
                                                       -----------         -----------       ---------

OPERATING PROFIT .....................................     2,053.7               213.0         1,277.1
 Interest income  ....................................        28.1                33.3            24.1
 Interest expense  ...................................      (186.7)             (245.5)         (270.5)
 Other income (expense), net  ........................       107.2               103.6           117.2
                                                       -----------         -----------       ---------

INCOME BEFORE INCOME TAXES ...........................     2,002.3               104.4         1,147.9
 Provision for income taxes  .........................       700.8               153.5           464.9
                                                       -----------         -----------       ---------

INCOME (LOSS) BEFORE EQUITY INTERESTS ................     1,301.5               (49.1)          683.0
 Share of net income of equity companies  ............       152.4               113.3           110.5
 Minority owners' share of subsidiaries' net income  .       (50.1)              (31.0)          (27.0)
                                                       -----------         -----------       ---------

INCOME FROM CONTINUING OPERATIONS BEFORE
EXTRAORDINARY LOSS ...................................     1,403.8                33.2           766.5
 Income of discontinued operation, net of income taxes           -                   -            48.4
                                                       -----------         -----------       ---------

INCOME BEFORE EXTRAORDINARY LOSS .....................     1,403.8                33.2           814.9
 Extraordinary loss, net of income taxes  ............           -                   -           (61.1)
                                                       -----------         -----------       ---------

NET INCOME ........................................... $   1,403.8         $      33.2       $   753.8
                                                       ===========         ===========       =========


PER SHARE BASIS
 Income from continuing operations before
   extraordinary loss ................................ $      4.98         $        .12   $       2.76
 Income from discontinued operation  .................           -                    -            .17
 Extraordinary loss  .................................           -                    -           (.22)
                                                       -----------         ------------   ------------

 NET INCOME  ......................................... $      4.98         $        .12   $       2.71
                                                       ===========         ============   ============






See Notes to Financial Statements.




CONSOLIDATED BALANCE SHEET
Kimberly-Clark Corporation and Subsidiaries

                                                                     December 31
                                                              -------------------------
(Millions of dollars)                     ASSETS                 1996           1995
---------------------------------------------------------------------------------------
CURRENT ASSETS

 Cash and cash equivalents  .................................. $   83.2    $     221.6

 Accounts receivable  ........................................  1,660.9        1,678.0

 Inventories  ................................................  1,348.3        1,426.1

 Deferred income tax benefits  ...............................    327.4          335.3

 Prepaid expenses and other  .................................    119.4          152.8
                                                               --------     ----------


 TOTAL CURRENT ASSETS  .......................................  3,539.2        3,813.8


PROPERTY

 Land and timberlands  .......................................    291.9          289.1

 Buildings  ..................................................  1,807.8        1,728.6

 Machinery and equipment  ....................................  9,234.0        8,601.1

 Construction in progress  ...................................    593.5          301.1
                                                               --------      ---------

                                                               11,927.2       10,919.9

 Less accumulated depreciation  ..............................  5,113.9        4,866.6
                                                               --------      ---------


   NET PROPERTY ..............................................  6,813.3        6,053.3


INVESTMENTS IN EQUITY COMPANIES ..............................    551.1          413.4


ASSETS HELD FOR SALE..........................................        -          330.2


GOODWILL, DEFERRED CHARGES AND OTHER ASSETS ..................    942.1          828.5
                                                              ---------    -----------

                                                              $11,845.7    $  11,439.2
                                                              =========    ===========



See Notes to Financial Statements.




                                                                                    December 31
                                                                       -----------------------------------
              LIABILITIES AND STOCKHOLDERS' EQUITY                           1996                  1995
----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

 Debt payable within one year  ...............................            $     576.5          $     817.8

 Trade accounts payable  .....................................                  849.8                888.3

 Other payables  .............................................                  269.5                215.3

 Accrued expenses  ...........................................                1,460.1              1,555.3

 Accrued income taxes  .......................................                  401.3                320.7

 Dividends payable  ..........................................                  129.7                 72.2
                                                                          -----------          -----------

   TOTAL CURRENT LIABILITIES .................................                3,686.9              3,869.6

LONG-TERM DEBT ...............................................                1,738.6              1,984.7

NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS ............                  926.1                974.9

DEFERRED INCOME TAXES ........................................                  762.3                723.1

MINORITY OWNERS' INTERESTS IN SUBSIDIARIES ...................                  248.7                236.5


STOCKHOLDERS' EQUITY

 Preferred stock - no par value - authorized 20.0 million shares,
   none issued ...............................................                     -                    -

 Common stock - $1.25 par value - authorized 600.0 million shares;
   issued 284.3 million and 282.3 million at December 31, 1996 and
   1995, respectively  .......................................                 355.4                352.9

 Additional paid-in capital  .................................                 492.1                419.0

 Common stock held in treasury, at cost - 2.6 million and 1.5 million
   shares at December 31, 1996 and 1995, respectively ........                (214.4)               (74.9)

 Unrealized currency translation adjustments  ................                (656.8)              (640.5)

 Retained earnings  ..........................................               4,506.8              3,593.9
                                                                         -----------          -----------

   TOTAL STOCKHOLDERS' EQUITY ................................               4,483.1              3,650.4
                                                                         -----------          -----------

                                                                         $  11,845.7          $  11,439.2
                                                                         ===========          ===========





CONSOLIDATED CASH FLOW STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                        Year Ended December 31
                                                           ---------------------------------------------

(Millions of dollars)                                        1996                 1995           1994
----------------------------------------------------------------------------------------------------------
OPERATIONS
 Net income  .......................................       $1,403.8        $     33.2         $    753.8
 Restructuring and other unusual charges, net of cash
   expended  .......................................              -           1,353.8                  -
 Extraordinary loss on early extinguishment of debt,
   net of income taxes .............................              -                 -               61.1
 Depreciation  .....................................          561.0             581.7              635.9
 Deferred income tax provision (benefit)  ..........           40.5            (330.0)             (78.6)
 Gains on asset sales  .............................          (75.1)           (118.5)            (107.9)
 Equity companies' earnings in excess of dividends paid      (100.2)            (57.6)             (60.5)
 Minority owners' share of subsidiaries' net income            50.1              31.0               27.0
 Changes in operating working capital  .............         (141.6)           (527.9)            (215.9)
 Pension funding in excess of expense  .............          (28.2)            (89.0)            (101.0)
 Other  ............................................          (36.1)             54.9                (.2)
                                                           --------         ---------         ----------

    CASH PROVIDED BY OPERATIONS  ...................        1,674.2             931.6              913.7
                                                           --------         ---------         ----------


INVESTING
 Capital spending  .................................         (883.7)           (817.6)            (857.3)
 Acquisitions of businesses  .......................         (223.6)            (76.1)            (118.0)
 Proceeds from disposition of property and businesses         455.4             336.1            1,936.4
 Other  ............................................           18.9               3.8               (2.4)
                                                           --------         ---------         ----------


    CASH PROVIDED BY (USED FOR) INVESTING  .........         (633.0)           (553.8)             958.7
                                                           --------         ---------         ----------


FINANCING

 Cash dividends paid  ..............................         (461.5)           (348.2)            (341.8)
 Changes in short-term debt  .......................         (348.8)            (25.2)            (111.9)
 Increases in long-term debt  ......................           75.8              80.7              226.6
 Decreases in long-term debt  ......................         (321.2)           (944.0)            (586.7)
 Premiums paid on early extinguishment of debt and interest
   rate swaps ......................................              -                 -              (59.3)
 Proceeds from exercise of stock options  ..........          207.9             121.4               53.4
 Acquisition of common stock for the treasury  .....         (348.8)           (137.8)             (52.2)
 Other  ............................................           17.0             (40.9)             (31.1)
                                                           --------         ---------         ----------


    CASH USED FOR FINANCING  .......................       (1,179.6)         (1,294.0)            (903.0)
                                                           --------         ---------         ----------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...       $ (138.4)        $  (916.2)        $    969.4
                                                           ========         =========         ==========



See Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS
Kimberly-Clark Corporation and Subsidiaries


NOTE 1.   ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries which are more than 50 percent owned. Investments in significant nonconsolidated companies which are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies.

  All financial information includes the results of Scott Paper Company (`Scott'') for all periods presented prior to the merger on December 12, 1995 (see Note 2). The merger was accounted for as a pooling of interests. In 1995 and 1994, certain of Scott's international subsidiaries had a fiscal year based on the twelve months ending November 30. In 1996, these international subsidiaries adopted a fiscal year ending December 31. The effect of the fiscal year change was not significant. Additionally, certain reclassifications have been made to conform prior years' data to the current year presentation.

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.


PER SHARE DATA

  Per share data are based on the average number of common shares outstanding during the period. The average and year-end number of common shares outstanding were as follows:

                           Common Shares Outstanding

               (Millions)  1996           1995           1994
               -----------------------------------------------

               Average     282.0          279.5          278.2
               December 31 281.7          280.8          278.1


INVENTORIES

  Most U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax purposes and for financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, generally using the First-In, First-Out (FIFO) method, or market.



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


GOODWILL, DEFERRED CHARGES AND OTHER ASSETS

  Goodwill is amortized on the straight-line method over various periods not exceeding 40 years. The realizability of goodwill is evaluated periodically to assess recoverability and, if warranted, impairment would be recognized.

  Costs of bringing significant new or expanded facilities into operation are recorded as deferred charges and amortized to income over periods of not more than five years.


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


ACCOUNTING STANDARDS CHANGE

  The Corporation adopted Statement of Financial Accounting Standards (``SFAS'') 123, `Accounting for Stock-Based Compensation,'' effective January 1, 1996, and has elected to continue to measure compensation cost for stock options and awards based on intrinsic value under Accounting Principles Board Opinion 25, `Accounting for Stock Issued to Employees.'' See Note 9.



NOTE 2.   BUSINESS COMBINATION

  Effective December 12, 1995, the Corporation issued 119.7 million shares of its common stock for all of the outstanding common stock of Scott, a worldwide producer of sanitary tissue products. Scott shareholders received .78 of a share of the Corporation's common stock for each share of Scott's common stock, for a total value of $9.4 billion. The merger qualified as a tax-free
reorganization and was accounted for as a pooling of interests.   Accordingly,
the Corporation's consolidated financial statements were restated for all periods prior to the business combination to include the results of operations, financial positions and cash flows of Scott. In conjunction with the restatement, accounting practices of Scott were conformed to those of Kimberly-Clark.


NOTE 3.  RESTRUCTURING AND OTHER UNUSUAL CHARGES

  In the fourth quarter of 1995, the Corporation recorded a one-time pretax charge of $1,440.0 million (`one-time charge''), $1,070.9 million after income taxes and minority interests, or $3.83 per share, for the estimated costs of the merger with Scott, for restructuring the combined operations and for other unusual charges. The charges included: (i) the costs of plant rationalizations and employee terminations to eliminate duplicate facilities and excess capacity;
(ii) losses in connection with compliance with decrees of the U.S. Justice Department and the European Commission; (iii) costs of terminating leases, contracts and other long-term agreements; (iv) the direct costs of the merger, including fees of investment bankers, outside legal counsel and independent auditors; (v) impaired asset charges; and (vi) other unusual charges.

  The one-time charge was based on management's announced plans and information available at the time the decision was made to undertake the restructuring and other planned actions, and the majority of these actions have been accomplished. However, based on events occurring in 1996, certain aspects of the Corporation's original plans for integrating the two organizations and accomplishing the objectives of the merger have, of necessity, been reassessed. Although certain specific actions originally contemplated in the 1995 one-time charge have been modified, management still believes that the overall plan for restructuring the Corporation following the merger and accomplishing the other matters included in the one-time charge will be completed at a total cost of approximately $1,440.0 million.

  Major categories of the one-time charge and their subsequent utilization are summarized below:



                                        Amounts Charged          Amounts           Amounts to be
                                          to Earnings        Utilized through       Utilized in
(Millions of dollars)                        in 1995        December 31, 1996(a)      1997(b)
-------------------------------------------------------------------------------------------------
Workforce related ....................       $   220.2        $    142.0          $     78.2
Mill and facility disposals ..........           293.6             293.6                   -
Excess capacity, restructured facilities and
 other assets ........................           449.1             289.9               159.2
Contract settlements, lease terminations,
   merger fees and expenses and other.           318.8             133.1               185.7
Asset impairments ....................           158.3             158.3                   -
                                             ---------        ----------          ----------
                                             $ 1,440.0        $  1,016.9          $    423.1
                                             =========        ==========          ==========





(a)  Includes reclassifications between categories as explained below.

(b) As of December 31, 1996, $339.7 million is included in accrued expenses and the remainder is carried as a reduction in the carrying amount of related assets.

  At December 31, 1996, the remaining reserves for restructuring and other unusual charges are estimated to be adequate to cover the planned actions contemplated in the one-time charge, and the reserves are expected to be substantially utilized by December 31, 1997.

  The Corporation considers the amounts included in the one-time charge to be
utilized when the following specific criteria are met.   Workforce related
reserves are considered utilized when severance payments and related costs are paid. The reserves for mill and facility disposals are considered utilized when a formal agreement has been reached to sell such facilities. Reserves for excess capacity, restructured facilities and other assets are considered utilized at the occurrence of one of the following events: management
(i) enters into specific planned actions to close such facilities;
(ii) disposes of such facilities, or (iii) elects to write off such assets because there are no plans for any future recovery. Costs for contract settlements, lease terminations, and merger fees and expenses are considered utilized when such agreements are settled and required payments are made.


  Provisions for asset impairments were based on discounted cash flow projections in accordance with SFAS 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' and such assets were written down to their estimated fair values at December 31, 1995.

  The operating costs of mills and facilities targeted for disposal were charged to operating profit during the period such facilities remained in use. Salaries, wages and benefits of employees affected by planned workforce and staff reductions were charged to operations during the time such employees were employed in operations.

  During the negotiations with regulatory authorities responsible for approval of the merger and as a consequence of more in-depth studies of certain facilities, several strategic changes were made to the planned restructuring of the Corporation in 1996 as outlined below.

  A decision by the European Commission required the sale of the Corporation's tissue mill in Prudhoe, England, and certain consumer tissue businesses in the United Kingdom and Ireland. These disposals were completed in September. While the Prudhoe facility and these businesses were being marketed, management conducted more in-depth studies and evaluations of a number of the European facilities it had originally planned to close or divest. Based on these studies and evaluations, management decided to restructure certain operations. It was decided to consolidate the Corporation's feminine care production at its Forchheim mill in Germany and close its feminine care products mill in Veenendaal, Netherlands. In addition, the Corporation restructured its tissue mill in Larkfield, England, and expects to downsize other facilities in Flensburg and Koblenz, Germany, and Gennep, Netherlands. Although certain planned actions for individual mills and facilities were modified in 1996, management believes that the revised plans remain consistent with its overall plan for restructuring the Corporation's operations in Europe and that the costs of such revised plans approximate those estimated in 1995.

  The consent decree of the U.S. Justice Department required the sale of the Scott baby wipes business and the related Dover, Delaware, production facility, the licensing of the Scotties facial tissue brand name and the sale of two of four tissue mills located in the U.S. In June, the Corporation sold the baby wipes business previously conducted by Scott and the Dover production facility. In July, the Corporation sold the Fort Edward, New York, tissue mill and licensed the Scotties facial tissue brand and, in November, it sold the Lakeview tissue mill in Neenah, Wisconsin.

  The regulatory disposals above resulted in total cash proceeds of approximately $400 million and a net gain of $.19 per share. These transactions completed all disposals required to comply with the decrees of the European Commission and the U.S. Justice Department.

  The planned actions related to the reserve for write-downs of the carrying amounts of excess capacity, duplicate facilities and other assets were revised due to a fundamental change in plans in 1996 with respect to disposal of a Canadian tissue facility owned by Scott Paper Limited (`SPL''), a 50.1 percent-owned subsidiary. Prior to the merger with Scott, the Corporation entered into an agreement with the Canadian Bureau of Competition Policy in which the Corporation agreed not to manage SPL and to hold SPL separate until agreement was reached on divestitures in Canada. The Corporation originally planned to acquire the remaining interest in SPL and to eliminate excess Canadian tissue-making capacity. However, after due diligence and consideration of the cost and unfavorable impact of the divestitures required to merge the Corporation's Canadian operations, management decided to sell its interest in SPL. Because the SPL sale is expected to result in a gain, the reserve to eliminate excess capacity was no longer needed. Also included in this category of reserves were accrued costs to facilitate an orderly and satisfactory transfer of customer relationships. In 1996, these accrued costs were determined to be underestimated and, consequently, a portion of the excess capacity reserve was reassigned to cover these additional costs.

     The Corporation's original plan included a total workforce reduction of 6,000 employees from elimination of duplicate staff and sales positions and the sale of facilities to eliminate duplicate or excess capacity or to satisfy regulatory requirements associated with the merger. As previously mentioned, several modifications to the regulatory disposal program were made during the year. During 1995 and 1996, 4,200 employees left the Corporation under these programs. An additional 1,800 employees, primarily at SPL, will no longer be employed by the Corporation after that subsidiary is sold.





NOTE 4.   INCOME TAXES

  An analysis of the provision for income taxes follows:

                                                                       Year Ended December 31
                                                             --------------------------------------------
(Millions of dollars)                                          1996              1995               1994
---------------------------------------------------------------------------------------------------------

Current income taxes:
 United States  .......................................      $   474.4       $    280.3         $   429.0
 State  ...............................................           67.6             43.7              44.6
 Other countries  .....................................          118.3            159.5              62.6
                                                             ---------       ----------         ---------
   Total ..............................................          660.3            483.5             536.2
                                                             ---------       ----------         ---------


Deferred income taxes:
 United States  .......................................           38.8           (133.2)            (74.2)
 State  ...............................................          (10.1)           (48.2)             (6.6)
 Other countries  .....................................           11.8           (148.6)              2.2
                                                             ---------       ----------         ---------

   Total                                                          40.5           (330.0)            (78.6)
                                                             ---------       ----------         ---------

Total provision for income taxes.......................          700.8            153.5             457.6

Less income taxes related to:
 Discontinued operation ...............................              -                -              28.5
 Extraordinary loss  ..................................              -                -             (35.8)
                                                             ---------       ----------         ---------

   Total provision for income taxes - continuing operations  $   700.8       $    153.5         $   464.9
                                                             =========       ==========         =========







  Income (loss) before income taxes is included in the financial statements as follows:

(Millions of dollars)                                     1996         1995       1994
-----------------------------------------------------------------------------------------
Continuing Operations:
 United States  .......................................  $1,624.9 $      42.5   $   976.0
 Other countries  .....................................     377.4        61.9       171.9
                                                         -------- -----------   ---------
                                                         $2,002.3 $     104.4   $ 1,147.9
                                                         ======== ===========   =========


Discontinued Operation:
 United States  .......................................  $      - $         -   $    71.6
 Other countries  .....................................         -           -         5.3
                                                         -------- -----------   ---------
                                                         $      - $         -   $    76.9
                                                         ======== ===========   =========


Extraordinary Loss - United States ....................  $      - $         -   $   (96.9)
                                                         ======== ===========   =========










  Deferred income tax assets (liabilities) as of December 31, 1996 and 1995 are comprised of the following:

(Millions of dollars)                                              1996             1995
---------------------------------------------------------------------------------------------
Current deferred income tax assets attributable to:

 Advertising and promotion accruals .......................... $      41.4      $    32.8
 Pension, postretirement and other employee benefits  ........        83.4           64.9
 Other accrued liabilities, including restructuring and
   other unusual charges .....................................       186.3          250.0
 Other  ......................................................        33.2           39.3
 Valuation allowances  .......................................       (16.9)         (51.7)
                                                               -----------      ---------

   Net current deferred income tax asset ..................... $     327.4      $   335.3
                                                               ===========      =========


Noncurrent deferred income tax assets (liabilities) attributable to:

 Accumulated depreciation  ................................... $  (1,016.2)      $ (950.2)
 Operating loss carryforwards  ...............................       260.7          289.6
 Other postretirement benefits  ..............................       320.8          298.0
 Installment sales  ..........................................      (137.9)        (137.9)
 Other  ......................................................           -          (13.6)
 Valuation allowances  .......................................      (189.7)        (209.0)
                                                               -----------      ---------

   Net noncurrent deferred income tax liability .............. $    (762.3)     $  (723.1)
                                                               ===========      =========






  The valuation allowances for deferred income tax assets decreased by $54.1 million in 1996 and increased by $34.1 million in 1995. Valuation allowances relate to the potentially unusable portion of tax loss carryforwards of $712.3 million which are in jurisdictions outside the United States. If not utilized against taxable income, $277.3 million of this amount will expire from 1997 through 2001. The remaining $435.0 million has no expiration date.

  Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income during the carryforward period are reduced or increased.

  A reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes applicable to continuing operations is as follows:



                                             1996                    1995                      1994
                                        -----------------  -----------------------      --------------------
(Millions of dollars)                    AMOUNT   PERCENT      Amount   Percent           Amount    Percent
------------------------------------------------------------------------------------------------------------
Income before income taxes:
 As reported  .................         $2,002.3            $    104.4                    $1,147.9
 Add back restructuring and other
   unusual charges ............                -               1,440.0                           -
                                        --------            ----------                    --------
    Income before income taxes
      excluding restructuring and
      other unusual charges ...         $2,002.3            $  1,544.4                    $1,147.9
                                        ========            ==========                    ========


Tax at U.S. statutory rate(a) .         $  700.8    35.0%   $    540.5         35.0%      $  401.8   35.0%
State income taxes, net of federal
 tax benefit ..................             37.3     1.9          34.2          2.2           28.2    2.5
Operating losses for which no tax
 benefit was recognized .......             22.6     1.1          10.9           .7           53.6    4.7
Net operating losses realized .            (12.6)    (.6)        (70.6)        (4.6)         (21.7)  (1.9)
Increase in income tax liabilities
 for Scott ....................                -       -             -             -          42.4    3.7
Other - net ...................            (47.3)   (2.4)         (1.5)          (.1)        (39.4)  (3.5)
                                        --------    ----    ----------         -----      --------   ----

                                           700.8    35.0%        513.5          33.2%        464.9   40.5%
                                                    ====                       =====                 ====




Tax benefit of restructuring and
 other unusual charges(b)  ....                 -                (360.0)        25.0%            -
                                        ---------           -----------                   --------

 Provision for income taxes ...         $   700.8   35.0%   $     153.5        147.0%     $  464.9   40.5%
                                        =========           ===========                   ========






(a) Tax at U.S. statutory rate is based on income before income taxes excluding restructuring and other unusual charges of $1,440 million in 1995. The tax benefit of such items is shown elsewhere in the table.

(b) The effective rate for the tax benefit attributable to the restructuring and other unusual charges in 1995 is lower than the statutory rate of 35.0 percent because certain costs and fees are not deductible and others relate to operations in countries in which the Corporation has income tax loss carryforwards for which valuation allowances have been recorded.

  At December 31, 1996, income taxes have not been provided on approximately $1.7 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be indefinitely invested, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $100 million would be payable upon remittance of all previously unremitted earnings at December 31, 1996.


NOTE 5.  POSTRETIREMENT AND OTHER BENEFITS

DEFINED-BENEFIT RETIREMENT PLANS

  The Corporation and its subsidiaries in North America and the United Kingdom have defined-benefit retirement plans covering substantially all full-time employees. Plans covering U.S. salaried employees provide pension benefits based on years of service (only through December 31, 1994 for certain employees participating in the defined-contribution retirement plan discussed later in this note) and compensation during the final years of employment. Plans covering U.S. hourly employees provide benefits of stated amounts for each year of service or benefits based on years of service and compensation during the final years of employment. For plans in North America and the United Kingdom, the funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. The policy for the remaining plans, which are comprised primarily of pension or termination pay plans outside North America and nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code, is to fund them based on legal requirements, tax considerations, customary business practices in such countries and investment opportunities. Assets held in the pension trusts are comprised principally of common stocks, high-grade corporate and government bonds, real estate funds and various short-term investments.

  Most other subsidiaries outside the U.S. have pension plans or, in certain countries, termination pay plans covering substantially all full-time employees. Obligations under such plans are provided for by contributing to trusts, purchasing insurance policies, or recording liabilities.

  The components of net pension cost were as follows:


                                                                             Year Ended December 31
                                                                          -----------------------------
(Millions of dollars)                                                      1996        1995        1994
--------------------------------------------------------------------------------------------------------
Benefits earned ..........................................                $  86.0    $  78.0   $  103.7
Interest on projected benefit obligation .................                  243.9      249.8      225.8
Amortization and other ...................................                   13.4        4.0       12.7
                                                                          -------    -------   --------
                                                                            343.3      331.8      342.2
Less expected return on plan assets (actual returns on plan assets were gains of $446.1 million in 1996 and $521.7 million in 1995
 and a loss of $3.4 million in 1994)  ....................                  283.2      276.1      258.7
                                                                          -------    -------   --------

Net pension cost .........................................                $  60.1    $  55.7   $   83.5
                                                                          =======    =======   ========










  The weighted-average assumptions used to determine net pension costs were as follows:

                                                       1996       1995        1994
-----------------------------------------------------------------------------------
Expected long-term rate of return on plan assets      9.6%       10.2%        9.8%

Discount rate ..................................      7.5%        8.7%        7.4%

Assumed rate of increase in compensation .......      4.4%        5.4%        4.3%



  Transition adjustments are being amortized on the straight-line method over 14 to 21 years. Prior service cost is being amortized on a straight-line basis over the participants' average remaining service period for plans with compensation-related benefit formulas and over seven years for certain other plans.

  The funded status of the defined-benefit plans is presented below as of December 31:


                                                              1996 PLANS WHERE             1995 Plans Where
                                                         ----------------------------   ---------------------
                                                           ASSETS              ABO          Assets     ABO
                                                           EXCEED            EXCEEDS        Exceed    Exceeds
 (Millions of dollars)                                      ABO             ASSETS(a)       ABO      Assets(a)
--------------------------------------------------------------------------------------------------------------
Actuarial present value of plan benefits:
 Accumulated benefit obligation (ABO):
   Vested .................................                $2,834.5         $   132.7    $1,638.5  $1,289.8
   Nonvested ..............................                    48.4               3.4        36.9      40.1
                                                           --------         ---------    --------  --------

    Total  ................................                $2,882.9         $   136.1    $1,675.4  $1,329.9
                                                           ========         =========    ========  ========


Projected benefit obligation ..............                $3,233.7         $   161.0     $1,974.0 $1,398.9
Plan assets at fair value .................                 3,318.7              24.5      1,832.6  1,193.5
                                                           --------         ---------    --------  --------


Projected benefit obligation less than (in excess of)
 plan assets  .............................                $   85.0         $  (136.5)  $  (141.4) $ (205.4)
                                                           ========         =========    ========  ========


 Consisting of:
   Unfavorable actuarial experience .......                $  (48.8)        $   (32.9)  $  (261.5) $  (94.2)
   Unamortized transition adjustments .....                    26.6              (4.2)        4.0      21.9
   Unamortized prior service costs ........                   (42.9)             (7.3)      (20.7)    (19.3)
   Net prepaid (accrued) pension costs ....                   150.1            (119.4)      136.8    (175.1)
   Adjustment for minimum liability .......                       -              27.3           -      61.3
                                                           --------         ---------    --------  --------

    Total  ................................                $   85.0         $  (136.5)  $  (141.4)  $(205.4)
                                                           ========         =========    ========  ========





(a)In 1996, plans with accumulated benefit obligations that exceed plan assets are comprised primarily of pension or termination pay plans outside North America and nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code. Benefits under these arrangements are paid directly by the sponsoring entity. In addition, in the case of the nonqualified U.S. benefit plans, assets held in Rabbi trusts are available to pay a portion of such benefits. At December 31, 1995, the Scott pension plans were also included in this category. In 1996, as a result of funding by the Corporation, asset performance during the year and current actuarial assumptions, those plans' assets exceed their accumulated benefit obligations at December 31, 1996.

  The weighted-average assumptions used to determine the projected benefit obligation were as follows:


                                                                        December 31
                                                               ----------------------------
                                                                    1996               1995
--------------------------------------------------------------------------------------------
Discount rate(a) .........................................          7.9%                7.5%

Assumed rate of increase in compensation .................          4.9%                4.4%




(a) Weighted-average discount rates for U.S. plans were 7.75% and 7.25% at December 31, 1996 and 1995, respectively.

  The Corporation's 1995 one-time charge included $18.1 million of costs for enhanced termination pension benefits and curtailment losses. This charge increased the Corporation's accrued pension liability.



DEFINED CONTRIBUTION RETIREMENT PLANS

  Effective January 1, 1995, certain U.S. salaried employees became covered by a defined contribution retirement plan. The Corporation's contribution to the plan is based on the covered employees' age and compensation. The Corporation's contribution charged to expense was $8.5 million and $9.7 million in 1996 and 1995, respectively.


POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

  Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for retirees prior to 1993, and are contributory for most future retirees. Certain U.S. plans place a limit on the Corporation's cost of future annual per capita retiree medical benefits at no more than 200 percent of the 1992 annual per capita cost.
Certain other U.S. plans place a limit on the Corporation's future cost for retiree medical benefits to a defined annual per capita medical cost.

  The components of postretirement health care and life insurance benefit costs were as follows:




                                                                            Year Ended December 31
                                                                        ------------------------------
(Millions of dollars)                                                     1996         1995      1994
------------------------------------------------------------------------------------------------------
Benefits earned ...........................................              $   12.0      $  10.3  $   17.5
Interest on accumulated postretirement benefit obligation .                  48.0         54.6      47.3
Amortization ..............................................                  (4.4)         (.8)      (.4)
                                                                         --------      -------  --------

Net postretirement benefit costs (of which $54.3 million, $49.9 million,
 and $48.5 million were paid in 1996, 1995 and 1994, respectively)       $   55.6      $  64.1  $   64.4
                                                                         ========      =======  ========





  The components of the postretirement health care and life insurance benefit obligation are presented below:

<CAPTON>


                                                              December 31
                                                          -----------------
(Millions of dollars)                                      1996      1995
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees  .............................................   $438.7   $503.1
 Fully eligible active plan participants  ..............     62.2     76.1
 Other active plan participants  .......................    130.9    144.3
                                                           ------   ------

  Total  ...............................................    631.8    723.5
Favorable actuarial experience .........................    119.0     23.2
Unrecognized prior service gain ........................     22.3     26.9
                                                           ------   ------

Total accrued postretirement benefit liability .........    773.1    773.6
Less current portion ...................................     56.5     59.7
                                                           ------   ------

Noncurrent portion .....................................   $716.6   $713.9
                                                           ======   ======







  Weighted-average discount rates used to determine the accumulated postretirement benefit obligation for all plans were 7.8% and 7.3% at December 31, 1996 and 1995, respectively. The rates used for the U.S. plans were 7.75% and 7.25% at December 31, 1996 and 1995, respectively.

  The December 31, 1996 accumulated postretirement benefit obligation for the Kimberly-Clark U.S. plans was determined using an assumed health care cost trend rate of 9.2% in 1997, declining to zero in 2007 and thereafter, which reflects the previously described limit on the Corporation's cost of annual per capita retiree medical benefits. The December 31, 1995 accumulated postretirement benefit obligation was determined using a trend rate of 9.8% in 1996, declining to zero in 2002 and thereafter.

  The December 31, 1996 accumulated postretirement benefit obligation for the Scott U.S. plans was determined using an assumed health care cost trend rate of 9.2% in 1997, declining gradually to an ultimate rate of 6.0% for certain plans and to zero in 2003 and thereafter for others. The December 31, 1995 accumulated postretirement benefit obligation was determined using an assumed health care cost trend rate of 9.0% in 1996, declining gradually to an ultimate rate of 6.0% for certain plans and to zero for others.

  A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation by $17.0 million at December 31, 1996 and expense by $1.5 million for the year then ended.

  In connection with the business dispositions referred to in Notes 3 and 12, the Corporation transferred certain postretirement benefit obligations to the respective buyers. The net postretirement curtailment and settlement recognized on these sales was a $2.1 million gain in 1996 and a $14.9 million loss in 1995. As a result of the 1994 sale of S.D. Warren, referred to in Note 12, the Corporation realized a curtailment gain of $61.1 million ($38.5 million after taxes).


INVESTMENT PLANS

  Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $24.1 million, $26.0 million and $33.4 million in 1996, 1995 and 1994, respectively.


NOTE 6.   DEBT



  The major issues of long-term debt outstanding were:

                                                                                 December 31
                                                                           ------------------------
(Millions of dollars)                                                        1996          1995
---------------------------------------------------------------------------------------------------
Kimberly-Clark Corporation:
 7 7/8% Debentures due 2023  ...................................           $    199.7     $   199.7
 8 5/8% Notes due 2001  ........................................                199.7         199.6
 9 1/8% Notes due 1997  ........................................                100.0         100.0
 9% Notes due 2000  ............................................                 99.9          99.8
 6 7/8% Debentures due 2014  ...................................                 99.7          99.7
 5% Notes maturing to 2002  ....................................                 54.0             -
 9 1/2% Sinking Fund Debentures due 2018  ......................                 50.0          49.9
 6.2% to 7.55% Industrial Development Revenue Bonds maturing to 2023             79.6          97.9
 Other  ........................................................                   .5           3.4
                                                                           ----------     ---------

                                                                                883.1         850.0
Subsidiaries:
 7% Debentures due 2023  .......................................                193.5         193.3
 5.375% Swiss Franc Bonds (swapped into U.S. dollars - effective interest
   rate of 11.1%) due 2000 .....................................                 99.3          99.1
 7.2% to 7.4% British Pound Notes paid in 1996  ................                    -         186.3
 8.3% to 13% Debentures maturing to 2022  ......................                174.7         172.9
 Industrial Development Revenue Bonds at variable rates (average rate
   for December 1996 - 4.7%) due 2018, 2023 and 2024 ...........                250.0         250.0
 5.53% to 6 3/8% Industrial Development Revenue Bonds maturing to 2007           60.5          76.8
 Bank loans and other financings in various currencies at fixed rates
   (average rate at December 31, 1996 - 9.8%) maturing to 2025 .                139.1          93.8
 Bank loans and other financings in various currencies at variable rates
   (average rate at December 31, 1996 - 8.2%) maturing to 2003 .                103.6         162.4
                                                                            ---------     ---------

                                                                              1,903.8       2,084.6

Less current portion ...........................................                165.2          99.9
                                                                            ---------     ---------

 Total  ........................................................            $ 1,738.6     $ 1,984.7
                                                                            =========     =========





  Scheduled maturities of long-term debt are $129.8 million in 1998, $60.3 million in 1999, $248.6 million in 2000 and $225.3 million in 2001.

  At December 31, 1996, the Corporation had $1.0 billion of revolving credit facilities with a group of banks. These facilities, which were unused at December 31, 1996, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $500 million expires in December 1997 and $500 million expires in March 2001.


  Debt payable within one year:

                                                          December 31
                                                        -----------------
(Millions of dollars)                                    1996      1995
-------------------------------------------------------------------------

Commercial paper.....................................   $274.0    $496.5
Current portion of long-term debt ...................    165.2      99.9
Other short-term debt  ..............................    137.3     221.4
                                                        ------    ------

 Total  .............................................   $576.5    $817.8
                                                        ======    ======



  At December 31, 1996 and 1995, the weighted-average interest rate for commercial paper was 5.5 percent and 5.8 percent, respectively.

  In 1994, the Corporation recorded an extraordinary loss on the retirement of debt of $61.1 million, net of income tax benefits of $35.8 million. The 1994 extraordinary loss related to net premiums paid to retire $934.2 million of debentures and notes and to terminate interest rate swaps prior to their scheduled maturities. The funding source for these retirements was principally from the net proceeds received on the sale of S.D. Warren. Included in the amounts retired are debentures and notes that were defeased by placing $221.3 million of U.S. government obligations in an irrevocable trust to service the defeased debt.



NOTE 7.   FOREIGN CURRENCY

FOREIGN EXCHANGE RISK

  The Corporation and its subsidiaries and affiliates have manufacturing facilities in 35 countries throughout the world. Consequently, Kimberly-Clark is subject to foreign exchange translation risk as a result of strengthening or weakening of various currencies against each other and the U.S. dollar.

  Foreign currency losses included in consolidated net income were $2.9 million, $46.4 million and $51.1 million for 1996, 1995 and 1994, respectively. The losses include the Corporation's share of foreign currency losses attributable to the effect of the devaluation of the Mexican peso, as explained below, and losses from other currency transactions and from the translation of balance sheet accounts of operations in hyperinflationary economies.

  Certain equity affiliates and subsidiaries, located in Mexico and Latin America, have financed a portion of their operations with U.S. dollar-denominated liabilities, thereby creating foreign currency transaction risks. The net exposure of the U.S. dollar-denominated liabilities of these entities at December 31, 1996 was approximately $340 million of which approximately $310 million was attributable to the Corporation's Mexican affiliate. The Corporation's share of the foreign currency transaction risk attributable to these liabilities was approximately $160 million. Since December 1994 and throughout 1995 and 1996, the value of the Mexican peso has declined. The Corporation's share of the nonoperating, after-tax foreign currency losses attributable to the effect of the 1994 devaluation and subsequent fluctuations on the net exposure of the U.S. dollar-denominated liabilities of its Mexican affiliate was $2.3 million, or $.01 per share, $38.5 million, or $.14 per share, and $39.2 million, or $.14 per share, in 1996, 1995 and 1994, respectively.


TRANSLATION RISK

  The income statements of foreign operations, other than those in hyperinflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized currency translation adjustments.

  The income statements and balance sheets of operations in hyperinflationary economies, i.e., Brazil and Venezuela, are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Effective January 1, 1997, the Mexican economy has been determined to be hyperinflationary and, as a consequence, the 1997 financial statements of the Corporation's Mexican operations will be translated as described previously in this paragraph.

  Translation exposure is not hedged. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in their local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.


NOTE 8.  FINANCIAL INSTRUMENTS

  The Corporation, in the conduct of its international business, has transactions denominated in numerous currencies. Consequently, the Corporation is subject to foreign currency, price and interest rate risks, and it uses various financial instruments and derivatives to manage such risks when it is practicable and economical to do so.

  Foreign currency risks arise from transactions and commitments denominated in nonlocal currencies. These transactions and commitments include the purchase of raw materials, finished goods or items of property, plant and equipment, receipt of dividends or royalties and fees, the sale of products and the repayment of loans.

  The instruments used to hedge foreign currency risks are forward contracts (`contracts''), currency swaps and, to a lesser extent, option contracts. Usually these hedging arrangements extend for no more than 12 months, although some currency swaps, which are used to hedge certain foreign currency borrowings, extend through the year 2000. Hedging instruments, all of which are purchased from well-known money center banks (counterparties) throughout the world, are expressed in notional principal amounts, which are contractual balances upon which the calculation of the amounts to be exchanged are based. Notwithstanding the sizable notional principal amounts involved, the Corporation's credit exposure under these arrangements is limited to the fair value of the agreements with a positive fair value at the reporting date. Additionally, credit risks with respect to the counterparties are considered minimal in view of the financial strength of the counterparties.

  Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. Premiums paid for options are amortized ratably over the life of the option. Contracts used to hedge recorded foreign currency transactions generally mature within 120 days and are marked-to-market with the resulting gains or losses included in current income. These gains and losses offset foreign exchange gains and losses on the underlying transactions.

  The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency financial instruments outstanding at December 31, 1996 and 1995:



                               DECEMBER 31, 1996               December 31, 1995
                        -----------------------------  ---------------------------------
                          NOTIONAL                      Notional
                         PRINCIPAL CARRYING   FAIR     Principal    Carrying     Fair
(Millions of dollars)     AMOUNTS   VALUES    VALUES    Amounts       Values     Values
----------------------------------------------------------------------------------------
Forward contracts
   Assets ...............  $480.1    $ 8.2   $   6.5      $698.9      $ 5.4    $   3.6
   Liabilities ..........   543.0      (.8)     (3.6)      479.2       (6.1)      (5.9)
Currency swaps
   Assets ...............    28.1       .1      (1.6)          -          -          -
   Liabilities ..........       -        -         -        61.4        (.1)     (12.3)
Option contracts
   Assets ...............    10.0       .2        .1           -          -          -





  In addition to the above items, the Corporation has assets and liabilities which qualify as financial instruments. The carrying value and fair value for each of these items are summarized below:

                                               DECEMBER 31, 1996           December 31, 1995
                                            -------------------------  ------------------------
                                              CARRYING       FAIR        Carrying        Fair
(Millions of dollars)                           VALUE       VALUE          Value         Value
------------------------------------------------------------------------------------------------
Cash and cash equivalents .........         $     83.2    $      83.2   $   221.6    $    221.6
Long-term variable rate notes receivable         220.0          220.0       220.0         220.0
Short-term debt ...................             (411.3)        (411.3)     (717.9)       (717.9)
Current maturities and long-term debt         (1,903.8)      (1,956.8)   (2,084.6)     (2,249.0)



  The estimated fair values of the Corporation's financial instruments are generally based on quoted market prices or on current rates available to the Corporation for financial instruments of similar remaining maturities and do not include potential tax effects or possible expenses incurred in settling the transactions.



 NOTE 9.   EQUITY PARTICIPATION PLANS AND STOCK OPTIONS

  Kimberly-Clark Equity Participation Plans provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries. Upon maturity, participation share awards are paid in cash and/or shares of the Corporation's stock based on the increase in the book value of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash and/or shares of the Corporation's stock at the maturity of the award. Neither participation nor dividend shares are shares of common stock.

  Data concerning participation and dividend shares follow:

                                             1996           1995         1994
--------------------------------------------------------------------------------

Outstanding - Beginning of year...........  2,996,850    3,795,678    3,584,354
Awarded ..................................    977,000    1,052,650            -
Dividend shares credited - net ...........    341,250      432,195      358,499
Matured ..................................   (655,964)  (2,199,273)     (84,775)
Forfeited ................................    (72,550)     (84,400)     (62,400)
                                            ---------    ---------    ---------

Outstanding - End of year ................  3,586,586    2,996,850    3,795,678
                                            =========    =========    =========



  As permitted by SFAS 123, ``Accounting for Stock-Based Compensation,'' the Corporation has elected to follow Accounting Principles Board Opinion 25, `Accounting for Stock Issued to Employees,'' to measure compensation cost for employee stock options. The pro forma effect of applying the SFAS 123 fair value method of measuring compensation costs to the Corporation's stock-based awards was not significant to reported net income and earnings per share. All stock options are granted at not less than market value and expire 10 years after the date of grant. The Kimberly-Clark options become exercisable over three years. The Scott stock options outstanding and exercisable at the date of the merger were converted to Kimberly-Clark stock options, and no additional shares will be granted under the Scott plans.


  Data concerning stock options follow:



                                 1996                1995                 1994
                          -------------------- ------------------ -------------------
                                     WEIGHTED-          Weighted-           Weighted-
                                      AVERAGE            Average             Average
                          OPTIONS    EXERCISE Options   Exercise  Options    Exercise
                           (000)      PRICE     (000)    Price     (000)       Price
--------------------------------------------------------------------------------------
Outstanding-Beginning of
 year ...................   10,344    $41.15   13,851     $35.07   10,386     $32.47
Granted..................    1,438     79.88    2,127      49.83    6,292      34.92
Exercised................   (5,347)    36.98   (4,192)     29.41   (2,076)     25.15
Rescinded options........        -             (1,216)     27.11        -
Canceled, expired or
 adjusted ...............     (131)    55.26     (226)     21.78     (751)     28.63
                            ------             ------              ------

Outstanding-End of year..    6,304(a)  53.22   10,344      41.15   13,851      35.07
                            ======             ======              ======


Exercisable-End of year..    3,761     44.48    8,039      38.33    7,390      31.51
                            ======             ======              ======




(a) At December 31, 1996, exercise prices, number of options outstanding and weighted-average expiration dates are shown in the following table:

                                    Number of Options     Weighted-Average
       Exercise Price Range         Outstanding (000)      Expiration Date
       -------------------------------------------------------------------
           $21.96 - $40.00                 1,359                 2000
           $40.27 - $57.58                 3,529                 2004
                  $79.88                   1,416                 2006
                                         -------
                                           6,304
                                         =======



  At December 31, 1996, the number of additional shares of common stock of the Corporation available for option and sale under the 1992 Plan or for award as participation shares at such date under the 1992 Plan was 2,684,636 shares. Amounts expensed related to participation shares awarded under the Plans were $17.9 million, $15.2 million and $12.3 million in 1996, 1995 and 1994, respectively.



NOTE 10.  COMMITMENTS

LEASES

  The future minimum obligations under leases having an initial or remaining noncancelable term in excess of one year as of December 31, 1996 are as follows:

                                                                  Operating
(Millions of dollars)                                               Leases
----------------------------------------------------------------------------

Year Ending December 31:
 1997  ......................................................     $   54.3
 1998  ......................................................         44.5
 1999  ......................................................         28.8
 2000  ......................................................         21.4
 2001  ......................................................         20.5
 Thereafter  ................................................         97.8
                                                                  --------
Future minimum obligations ..................................     $  267.3
                                                                  ========



  Operating lease obligations have been reduced by $23.3 million for rental income from noncancelable sublease agreements. Although the Corporation is primarily liable for rental payments under these leases, no loss is expected from the sublease arrangements.

  Consolidated rental expense under operating leases was $147.9 million, $157.0 million and $163.7 million in 1996, 1995 and 1994, respectively.


OTHER

  The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp. The minimum purchase commitments extend to 2002. At current prices, the commitments are approximately $220 million, $180 million and $60 million in 1997, 1998 and 1999, respectively and approximately $50 million thereafter. These purchase commitments are not expected to result in losses.



NOTE 11.  STOCKHOLDERS' EQUITY

  Changes in common stock issued, treasury stock, additional paid-in capital, retained earnings and unrealized currency translation adjustments (`UTA'') are shown below:


                                   Common Stock Issued                             Additional
(Millions of dollars,                                          Treasury Stock        Paid-In   Retained
                                  ----------------------     --------------------
except per share amounts)          Shares        Amount      Shares         Amount   Capital   Earnings    UTA
---------------------------------------------------------------------------------------------------------------

Balance at December 31,
 1993  .................  .       278,191,727     $347.8      1,753,769        $(45.3)  $332.1  $3,632.9  $(463.9)
 Shares issued for the exercise
 of stock options, stock awards
 and restricted stock               2,355,110        2.9       (341,793)          9.5     52.7         -        -
Purchased for treasury .                    -          -      1,013,848         (52.2)       -         -        -
Translation adjustment .                    -          -              -             -        -         -   (101.1)
Minimum pension liability
 adjustment  ...........                    -          -              -             -        -       1.7        -
Net income .............                    -          -              -             -        -     753.8        -
Dividends declared on:
 Common shares  ........                    -          -              -             -        -    (342.8)       -
 Preferred shares  .....                    -          -              -             -        -       (.3)       -
                                  -----------     ------      ---------        ------   ------   -------   ------

Balance at December 31,
 1994  .................  .       280,546,837      350.7      2,425,824         (88.0)   384.8   4,045.3   (565.0)
Shares issued for the exercise
 of stock options, stock awards
 and restricted stock               3,895,587        4.8       (436,291)         12.7    150.4         -        -
Conversion of Scott options
 and restricted shares payable
 upon change of control   .           832,469        1.1              -             -     18.3         -        -
Cancellation of Scott treasury
 shares  ...............           (2,994,775)      (3.7)    (2,994,775)        138.2   (134.5)        -        -
Distribution of net assets
 of Schweitzer-Mauduit
 International, Inc.   .                    -          -              -             -       -     (119.0)   (13.3)
Purchased for treasury .                    -          -      2,484,966       (137.8)       -          -        -
Translation adjustment .                    -          -              -             -       -          -    (62.2)
Minimum pension liability
 adjustment  ...........                    -          -              -             -       -      (15.8)       -
Net income .............                    -          -              -             -       -       33.2        -
Dividends declared on:
 Common shares  ........                    -          -              -             -       -     (349.5)       -
 Preferred shares  .....                    -          -              -             -       -        (.3)       -
                                  -----------     ------      ---------        ------   ------   -------   ------

Balance at December 31,
 1995  .................  .       282,280,118      352.9      1,479,724         (74.9)  419.0    3,593.9   (640.5)
Shares issued for the exercise
 of stock options, stock awards
 and restricted stock               2,018,287        2.5     (3,344,089)        209.3    73.1          -        -
Purchased for treasury .                    -          -      4,475,962        (348.8)      -          -        -
Translation adjustment .                    -          -              -             -       -          -    (16.3)
Minimum pension liability
 adjustment  ...........                    -          -              -             -       -       28.1        -
Net income .............                    -          -              -             -       -    1,403.8        -
Dividends declared on
 common shares  ........                    -          -              -             -       -     (519.0)       -
                                  -----------     ------      ---------        ------   ------   -------   ------


BALANCE AT DECEMBER 31,
 1996  .................  .       284,298,405     $355.4      2,611,597       $(214.4) $ 492.1  $4,506.8  $(656.8)
                                  ===========    =======     ==========       =======  =======  ========  =======






  At December 31, 1996, unremitted net income of equity companies included in consolidated retained earnings was $718.3 million.

  Scott had preferred shares outstanding in each of the years ended December 31, 1993 and 1994 (46,205 shares of $3.40 series and 24,435 shares of $4.00 series) which were redeemed for cash prior to the merger in 1995. Such preferred stock was carried at $7.1 million and was redeemed for $7.3 million. All other preferred stock issues of Scott which were authorized but unissued were canceled effective with the merger.

  On June 21, 1988, the board of directors of the Corporation declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. On June 8, 1995, the board amended the plan governing such rights. The rights are intended to protect the stockholders against abusive takeover tactics.

  A right will entitle its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $225, but will not become exercisable until 10 days after a person or group acquires or announces a tender offer which would result in the ownership of 20 percent or more of the Corporation's outstanding common shares.

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


NOTE 12.   DISPOSITIONS OF BUSINESSES

  The Corporation has agreed to sell its pulp and newsprint mill, inventories and related woodlands at Coosa Pines, Alabama, for approximately $600 million in cash to Alliance Forest Products (`Alliance''), a Montreal-based company. The transaction, which is subject to completion of financing by Alliance and other customary conditions, is expected to close in late March 1997. The companies also agreed to a five-year supply contract under which the Corporation will purchase a significant portion of the pulp produced at the Coosa mill for use in its consumer products.

  In 1995, the Corporation sold 80 percent of its investment in Midwest Express Airlines, Inc. through an initial public offering and recognized a gain of $.14 per share, and in 1996, the Corporation sold its remaining 20 percent interest and recognized a gain of $.07 per share. During 1995, the Corporation spun off its tobacco-related business operations in the United States, Canada and France in a tax-free transaction.

  On December 20, 1994, Scott completed the sale of S.D. Warren, its former printing and publishing papers subsidiary, to an investor group led by Sappi Limited. Scott received $1.6 billion, which included the buyer's assumption of approximately $120 million of debt. In connection with the transaction, Scott remained either contingently liable as guarantor, or directly liable as the original obligor for certain debt and lease obligations of S.D. Warren. The buyer provided Scott with a letter of credit from a major financial institution guaranteeing repayment of these obligations. The Corporation believes it will incur no liability under these arrangements. S.D. Warren's operations have been segmented and reported as a discontinued operation in the consolidated income statement in 1994.

  In 1994, the sale of Scott's former energy and recovery complex assets located at its Mobile, Alabama mill site was completed for approximately $350 million. In addition, during 1994, Scott's interest in a 50-percent-owned health care joint venture was sold for approximately $65.7 million. These asset dispositions resulted in a gain of $.22 per share.

  In 1994, the Corporation also sold its tissue mill in Memphis, Tennessee, adhesive-coated label stock business in Troy, Ohio, tissue subsidiary in Brazil and Spenco Medical Corporation and received total proceeds of $118.2 million. These transactions had no significant effect on 1994 earnings.




NOTE 13.  CONTINGENCIES

  Since 1990, numerous lawsuits, related to exposure to asbestos, have been filed in state and federal courts by thousands of plaintiffs against multiple defendants, including, in some cases, the Corporation. After the settlement of several matters in 1995, there remain three consolidated multiple plaintiff asbestos actions in Texas state courts that include less than 250 claims against the Corporation. The plaintiffs allege, with respect to the Corporation, that they sustained personal injuries and/or emotional distress from alleged exposure to asbestos-containing materials while working at the Corporation's Coosa Pines, Alabama, mill as employees of independent contractors at various times since the mill's construction and that, in its capacity as a premises owner, the Corporation is responsible, in part, for these injuries. The complaints do not specify the amount of damages demanded.

  Kimberly-Clark Tissue Company, formerly named Scott Paper Company, is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants. The actions allege that the plaintiffs' breast implants were covered by polyurethane foam manufactured by Scott's former Foam Division, which was sold in 1983, and that the foam caused physical and/or psychological harm to the plaintiffs. Under a ruling covering federal multi-district litigation, all federal cases have been consolidated in the Northern District of Alabama for pre-trial purposes. In April 1995, the court granted Scott's motion for summary judgment and dismissed with prejudice all claims pending against Scott and the purchaser of Scott's Foam Division. Scott's similar motion for summary judgment was granted in the consolidated California state actions. Actions in other state courts have not reached the stage in the litigation process where similar summary judgment motions can be filed.

  In the consolidated federal suit, the plaintiffs initially appealed the summary judgment but then agreed, in January 1996, to dismiss the appeal against Scott and its related entities. In the consolidated California actions, the plaintiffs never filed an appeal. Therefore, the summary judgments in Scott's favor in the federal multi-district litigation and in California are final and no new legal claims can be filed in either any United States district court or in California. In the hundreds of actions pending in other state courts, the actions are in various stages of early discovery.

  The Corporation believes that it has meritorious defenses against the asbestos and breast implant actions and that the final results of such claims, while they cannot be predicted with certainty, will not have a material adverse effect on the Corporation's business or results of operations.

  In June and November 1996, the Corporation was served with amended complaints in the action originally filed on September 20, 1994 by the Attorney General of the state of West Virginia in the Circuit Court of Kanawha County seeking to recover from certain tobacco companies and other defendants, including the Corporation, monies which West Virginia allegedly has spent and will spend on medical care for its citizens with alleged tobacco-related illnesses. Among other things, the amended complaints allege that the Corporation aided, abetted and participated in the manufacture of cigarettes by supplying reconstituted tobacco sheets to the tobacco company defendants and advertising that the use of such sheets would allow the tobacco companies to manipulate the level of nicotine in their cigarettes.

  The Attorney General amended the original complaints to add Public Employees Insurance Agency and the Department of Health and Human Services as plaintiffs in an effort to reinstate eight common law counts which had been dismissed against the Corporation and the other defendants on June 6, 1995 on the basis that the Attorney General lacked the authority to bring the suit in his own name. The Corporation has filed a motion to dismiss the amended complaints on several grounds. The Corporation believes the Attorney General's claims are without merit.

  The Corporation also is subject to routine litigation from time to time which, individually or in the aggregate, is not expected to have a material adverse effect on the Corporation's business or results of operations.

  The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute, at a number of waste disposal sites, none of which, individually, or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business or results of operations.


NOTE 14.   SUPPLEMENTAL DATA (Millions of dollars)

SUPPLEMENTAL BALANCE SHEET DATA


                                                                               December 31
                                                                          ----------------------
Summary of Accounts Receivable and Inventories                               1996         1995
------------------------------------------------------------------------------------------------
Accounts Receivable:
 From customers  .................................................       $1,481.5    $1,579.5
 Other  ..........................................................          225.7       183.2
 Less allowance for doubtful accounts and sales discounts  .......          (46.3)      (84.7)
                                                                         --------    --------

    Total  .......................................................       $1,660.9    $1,678.0
                                                                         ========    ========


Inventories by Major Class:
 At the lower of cost on the First-In, First-Out (FIFO) method or market:
   Raw materials .................................................     $    363.7    $  373.7
   Work in process ...............................................          219.7       281.0
   Finished goods ................................................          803.6       785.2
   Supplies and other ............................................          201.7       251.1
                                                                       ----------    --------
                                                                          1,588.7     1,691.0

 Excess of FIFO cost over Last-In, First-Out (LIFO) cost  ........         (240.4)     (264.9)
                                                                       ----------    --------

    Total  .......................................................     $  1,348.3    $1,426.1
                                                                       ==========    ========





  Total inventories include $493.8 million and $519.4 million of inventories valued on the LIFO method at December 31, 1996 and 1995, respectively.


                                                                         December 31
                                                                    ----------------------
Summary of Accrued Expenses                                            1996        1995
-------------------------------------------------------------------------------------------
Accruals for restructuring and other unusual charges ............. $    339.7   $   610.7
Accrued advertising and promotion expense ........................      264.1       250.6
Accrued salaries and wages .......................................      293.8       339.6
Other accrued expenses ...........................................      562.5       354.4
                                                                   ----------   ---------

    Total accrued expenses  ...................................... $  1,460.1   $ 1,555.3
                                                                   ==========   =========







SUPPLEMENTAL CASH FLOW STATEMENT DATA

Summary of Cash Flow Effects of Changes in                          Year Ended December 31
                                                           ----------------------------------------
Operating Working Capital*                                    1996             1995          1994
---------------------------------------------------------------------------------------------------
Accounts receivable .................................... $      34.2       $  (264.5)     $  (287.4)
Inventories ............................................        15.9          (191.3)         (74.1)
Prepaid expenses .......................................        21.6           (56.7)           3.5
Trade accounts payable .................................       (55.6)          148.8          116.0
Other payables .........................................        54.2            10.8           35.8
Accrued expenses .......................................      (352.5)         (111.8)        (222.6)
Accrued income taxes ...................................       141.0           (63.0)         228.8
Currency rate changes ..................................         (.4)            (.2)         (15.9)
                                                         -----------       ---------      ---------

Changes in operating working capital ................... $    (141.6)      $  (527.9)     $  (215.9)
                                                         ===========       =========      =========




* Excludes the effects of acquisitions, dispositions and the 1995 one-time charge.


                                                                           Year Ended December 31
                                                                   -----------------------------------
Other Cash Flow Data                                                   1996         1995         1994
------------------------------------------------------------------------------------------------------
Interest paid .........................................            $   219.8    $   259.9    $   333.5
Income taxes paid .....................................                503.0        570.1        321.2
Increase (decrease) in cash and cash equivalents due to exchange
 rate changes  ........................................                    -         (.7)          7.3

Reconciliation of changes in cash and cash equivalents:
 Balance, January 1  ..................................            $   221.6    $ 1,137.8    $   168.4
 Increase (decrease)  .................................               (138.4)      (916.2)       969.4
                                                                   ---------    ---------    ---------

 Balance, December 31  ................................            $    83.2    $   221.6    $ 1,137.8
                                                                   =========    =========    =========



<CAPTON>

                                                         Year Ended December 31
                                                   ----------------------------------
Interest Expense                                      1996          1995        1994
-------------------------------------------------------------------------------------
Gross interest cost ..........................      $   200.6   $   254.3   $  351.5
Capitalized interest .........................          (13.9)       (8.8)     (20.6)
Interest expense allocated to discontinued operation        -           -      (60.4)
                                                    ---------   ---------   --------

Interest expense .............................      $   186.7   $   245.5   $  270.5
                                                    =========   =========   ========







  Interest expense is capitalized on major construction projects. Interest expense in 1994 was allocated to the discontinued operation based on the ratio of net assets sold to the sum of consolidated common stockholders' equity and consolidated debt less debt specifically related to the discontinued operation.



NOTE 15.   UNAUDITED QUARTERLY DATA

(Millions of dollars,
except per share                  1996(a,b)                                   1995(a,b)
                    -------------------------------------  ------------------------------------------
amounts)            FOURTH    THIRD(C)  SECOND(D)  FIRST    Fourth(e)   Third (f)   Second    First
-----------------------------------------------------------------------------------------------------
Net sales ........ $3,323.6  $3,275.7  $3,347.7  $3,202.1   $3,297.9    $3,509.5  $3,393.7   $3,171.9
Gross profit .....  1,229.3   1,256.0   1,254.3   1,168.1    1,090.1     1,229.9   1,173.2    1,051.7
Operating profit
   (loss) ........    526.4     545.8     488.2     493.3   (1,087.9)      496.3     435.7      368.9
Net income (loss)     347.1     377.2     364.7     314.8     (841.7)      367.9     307.4      199.6

Net income (loss)
 per share  ......     1.23      1.34      1.30      1.11      (3.01)       1.32      1.10        .71

Cash dividends
 declared per
 share ...........      .46       .46       .46       .46        .45         .45       .45        .45
Market price:
 High  ...........     99-5/8   88-3/4    77-7/8      83         83         68-3/4    62-5/8      53-3/8
 Low  ............     84-3/8   71-3/8    68-5/8      74         66-5/8     57-1/2    50-1/8      47-1/4
 Close  ..........     95-1/4   88-1/8    77-1/4      74-3/8     82-3/4     67-1/8    59-7/8      52






(a) Certain promotional costs incurred in 1995 and the first quarter of 1996 have been reclassified from advertising, promotion and selling expenses to a reduction in net sales to conform to the presentation of such data for the year ended December 31, 1996.

(b) Results include nonoperating effects for the Corporation's share of foreign currency losses incurred by its Mexican affiliate on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos resulting from the fluctuation of the Mexican peso. Effects for the quarters are as follows:




  (Millions of dollars,
  except per share                      1996                                            1995
                            -------------------------------------  -----------------------------------------
  amounts)                   FOURTH   THIRD      SECOND    FIRST      Fourth    Third    Second        First
------------------------------------------------------------------------------------------------------------

   Nonoperating gain (loss)
      due to the peso ....   $(4.4)     $.7        $(.6)    $2.0    $(18.1)   $(2.0)      $8.4        $(26.8)
   Per share gain (loss)
      due to the peso ....    (.02)       -           -      .01      (.06)    (.01)       .03          (.10)





     In the fourth quarter 1996, the Corporation's Mexican affiliate recorded a nonoperating charge to cover restructuring costs related to its merger with the Corporation's other Mexican affiliate. The Corporation's share of the after-tax effect of this charge was $5.5 million, or $.02 per share.

(c) Includes a net gain of $.10 per share related to the sale of certain tissue businesses in the United Kingdom and Ireland, a tissue mill in Prudhoe, England, and the Lakeview tissue mill in Neenah, Wisconsin.

(d) Includes a net gain of $.16 per share related to the divestiture of the former Scott baby wipes and facial tissue businesses in the U.S. and the sale of the Corporation's remaining 20 percent interest in Midwest Express Airlines, Inc.

(e) Includes the 1995 one-time charge of $1,440.0 million ($1,070.9 million after income taxes and minority interests, or $3.83 per share).

(f) Includes a gain of $.14 per share related to the sale of 80 percent of Midwest Express Airlines, Inc.


NOTE 16.   BUSINESS SEGMENT AND GEOGRAPHIC DATA

  For financial reporting purposes, the Corporation's businesses are separated into three segments.

  . Personal Care Products includes infant, child, feminine and incontinence care products; wet wipes; health care products; and related products.

  . Tissue-Based Products includes tissue and wipers for household and away-from-home use; pulp; and related products.

  . Newsprint, Paper and Other includes newsprint, printing papers, premium business and correspondence papers, specialty papers, technical papers, and related products; and other products and services.

  Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:





CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT

                                        Net Sales                           Operating Profit
                         -------------------------------------------------------------------------
(Millions of dollars)        1996          1995         1994       1996        1995(a)     1994
--------------------------------------------------------------------------------------------------
Personal Care Products .  $  4,837.8   $  4,384.2   $  3,783.6   $   791.3   $   339.8   $   582.7
Tissue-Based Products ..     7,372.8      7,524.3      6,420.1     1,085.2       (38.4)      576.3
Newsprint, Paper
 and Other  ............     1,015.4      1,584.3      1,514.6       211.8       224.6       213.0
                          ----------   ----------   ----------   ---------   ---------   ---------
Combined ...............    13,226.0     13,492.8     11,718.3     2,088.3       526.0     1,372.0
Intersegment sales .....       (76.9)      (119.8)       (90.4)          -           -           -
Unallocated items - net            -            -            -       (34.6)     (313.0)      (94.9)
                          ----------   ----------   ----------   ---------   ---------   ---------


Consolidated ...........  $ 13,149.1    $13,373.0    $11,627.9    $2,053.7   $   213.0    $1,277.1
                          ==========    =========    =========    ========   =========    ========







                               Assets                        Depreciation               Capital Spending
                     -----------------------------  ----------------------------- --------------------------
(Millions of dollars) 1996       1995       1994         1996    1995      1994     1996      1995     1994
------------------------------------------------------------------------------------------------------------
Personal Care
 Products  .    $  3,376.1   $  3,369.7   $  3,162.1  $174.9   $193.1   $162.2    $227.2   $237.4     $313.6
Tissue-Based
 Products  .       6,512.8      5,982.2      5,862.3   343.1    323.6    322.4     608.5    485.5      393.3

Newsprint,
 Paper
 and Other           655.6        682.2        993.5    32.6     51.0    135.6      37.8     76.4     119.4
                ----------   ----------   ----------  ------   ------   ------    ------   ------    ------

Combined ...      10,544.5     10,034.1     10,017.9   550.6    567.7    620.2     873.5    799.3     826.3

Unallocated(b)
   and
   intersegment
 assets  ...       1,301.2      1,405.1      2,537.8    10.4     14.0     15.7      10.2     18.3      31.0
                ----------   ----------   ----------  ------   ------   ------    ------   ------    ------


Consolidated    $ 11,845.7    $11,439.2   $ 12,555.7  $561.0   $581.7   $635.9    $883.7   $817.6    $857.3
                ==========   ==========   ==========  ======   ======   ======    ======   ======    ======





(a) Operating profit in 1995 for Personal Care Products; Tissue-Based Products; Newsprint, Paper and Other; and Unallocated includes $230.3 million, $981.2 million, $35.0 million and $193.5 million, respectively, of the restructuring and other unusual charges described in Note 3.

(b) Assets include investments in equity companies of $551.1 million, $413.4 million and $555.3 million in 1996, 1995 and 1994, respectively.






CONSOLIDATED OPERATIONS BY GEOGRAPHIC AREA

                                               Net Sales                        Operating Profit
                                ------------------------------------------ ----------------------------
(Millions of dollars)               1996           1995          1994        1996     1995(a)    1994
-------------------------------------------------------------------------------------------------------
United States ...........        $  8,142.5     $  8,642.3     $  8,062.7    $1,601.0  $661.9  $1,152.5
Canada ..................           1,311.0        1,250.1          955.1       109.4    21.9      34.9
Intergeographic items(b)             (451.7)        (452.6)        (356.5)          -       -         -
                                 ----------     ----------     ----------    --------  ------  --------

North America ...........           9,001.8        9,439.8        8,661.3     1,710.4   683.8   1,187.4
Europe ..................           2,881.8        2,862.5        2,340.5       177.9  (277.5)     62.2
Asia, Latin America and Africa      1,603.5        1,342.5          836.1       200.0   119.7     122.4
                                 ----------     ----------     ----------    --------  ------  --------


Combined ................          13,487.1       13,644.8       11,837.9     2,088.3   526.0   1,372.0
Intergeographic items ...            (338.0)        (271.8)        (210.0)          -       -         -

Unallocated items - net .                 -              -              -       (34.6) (313.0)    (94.9)
                                 ----------     ----------     ----------    --------  ------  --------


Consolidated ............       $  13,149.1      $13,373.0     $ 11,627.9    $2,053.7  $213.0   $1,277.1
                                ===========     ==========     ==========    ========  ======  =========





                                                              Assets
                                            ------------------------------------------
(Millions of dollars)                            1996             1995         1994
--------------------------------------------------------------------------------------
United States ...............................  $  5,703.6       $  5,728.0  $  5,841.0
Canada ......................................       825.6            609.1       759.5
Intergeographic items .......................       (50.2)           (47.3)      (54.4)
                                               ----------       ----------  ----------

North America ...............................     6,479.0          6,289.8     6,546.1
Europe ......................................     2,579.0          2,592.7     2,687.6
Asia, Latin America and Africa ..............     1,610.2          1,240.1       855.2
                                               ----------       ----------  ----------


Combined ....................................    10,668.2         10,122.6    10,088.9
Intergeographic items .......................      (131.1)           (99.2)      (86.9)
Unallocated items - net (c) .................     1,308.6          1,415.8     2,553.7
                                               ----------       ----------  ----------


Consolidated ................................  $ 11,845.7       $ 11,439.2   $12,555.7
                                               ==========       ==========  ==========




(a) Operating profit in 1995 for the U.S.; Canada; Europe; Asia, Latin America and Africa; and Unallocated includes $575.6 million, $161.5 million, $464.1 million, $45.3 million and $193.5 million, respectively, of the restructuring and other unusual charges described in Note 3.

(b) Net sales include $284.8 million, $310.3 million and $236.8 million by operations in Canada to the U.S. in 1996, 1995 and 1994, respectively.

(c) Assets include investments in equity companies of $551.1 million, $413.4 million and $555.3 million in 1996, 1995 and 1994, respectively.






EQUITY COMPANIES' DATA BY GEOGRAPHIC AREA
                                                                                                 Kimberly-
                                                                                                  Clark's
                                                                                                  Share
                                              Net           Gross    Operating      Net           of Net
(Millions of dollars)                       Sales          Profit      Profit      Income         Income
-------------------------------------------------------------------------------------------------------------
For the year ended:
 December 31, 1996
   Latin America ..................         $1,380.5      $   512.9   $   344.3   $   291.5(a)   $   133.1(a)
   North America, Asia, Australia and
    Middle East(b) ................            725.7          253.0        83.8        42.8           19.3
                                            --------      ---------   ---------   ---------      ---------

      Total .......................         $2,106.2      $   765.9   $   428.1   $   334.3      $   152.4
                                            ========      =========   =========   =========      =========


 December 31, 1995
   Latin America(c) ...............         $1,465.2      $   551.0   $   399.8   $   222.1(a)   $   104.8(a)
   North America, Asia, Australia, Africa(d)
    and Middle East  ..............            567.6          196.0        56.5        19.5            8.5
                                            --------      ---------   ---------   ---------      ---------

      Total .......................         $2,032.8      $   747.0   $   456.3   $   241.6      $   113.3
                                            ========      =========   =========   =========      =========



 December 31, 1994
   Latin America(c) ...............         $1,843.6      $   675.4   $   429.0   $   194.6(a)   $    88.9(a)
   Asia, Australia, Africa(d) and
    Middle East  ..................            577.9           202.5      58.7        37.4            21.6
                                            --------      ---------   ---------   ---------      ---------

      Total .......................         $2,421.5      $    877.9  $  487.7   $   232.0      $    110.5
                                            ========      =========   =========   =========      =========






(a) Includes nonoperating effects for the Corporation's share of foreign currency losses incurred by its Mexican affiliate on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos resulting from the fluctuation of the Mexican peso. Effects are as follows:

                                                         Kimberly-Clark's Share
  (Millions of dollars)                       Net Income    of Net Income
------------------------------------------------------------------------------

  1996 ....................................   $  (5.0)      $  (2.3)
  1995 ....................................     (89.4)        (38.5)
  1994 ....................................     (91.2)        (39.2)

(b) In June 1996, the Corporation acquired 49.9 percent of Hogla, Ltd., and formed a consumer products joint venture in Israel.

(c) Results for Latin America in 1994 include operations of a joint venture in Argentina. In the first quarter of 1995, the Corporation purchased additional shares of this subsidiary resulting in its consolidation.

(d) The Corporation's share of net income for 1994 includes a gain of $10.0 million from the readoption of equity accounting for the Corporation's South African affiliate. In the first quarter of 1995, the Corporation purchased additional shares of this subsidiary resulting in its consolidation.


                                                 Non-                      Non-    Stock-
                                    Current     Current      Current    Current   holders'
(Millions of dollars)               Assets      Assets     Liabilities Liabilities Equity
----------------------------------------------------------------------------------------------
December 31, 1996
 Latin America(a)  ................ $   661.3   $   606.3  $   321.0  $   267.5  $   679.2
 Asia, Australia and Middle East  .     272.5       463.8      168.9      225.3      342.0
                                    ---------   ---------  ---------  ---------  ---------

    Total  ........................ $   933.8   $ 1,070.1  $   489.9  $   492.8  $ 1,021.2
                                    =========   =========  =========  =========  =========



December 31, 1995
 Latin America(a)  ................ $   722.6   $   599.2  $   404.7  $   339.1  $   578.0
 North America, Asia, Australia and
   Middle East ....................     168.3      465.5       153.0      229.5      251.3
                                    ---------   ---------  ---------  ---------  ---------

    Total  ........................ $   890.9   $1,064.7   $   557.7  $   568.6  $   829.3
                                    =========   =========  =========  =========  =========



December 31, 1994
 Latin America(a)  ................ $   697.1   $  721.6   $   354.3  $   322.2  $   743.2
 Asia, Australia, Africa and
   Middle East ....................     164.8      454.9       159.6      151.7      308.4
                                    ---------   ---------  ---------  ---------  ---------

    Total ......................... $   861.9   $1,176.5   $   513.9  $   473.9  $ 1,051.6
                                    =========   =========  =========  =========  =========






(a) Includes effect of December 1994 devaluation of the Mexican peso and subsequent fluctuations on the translated balance sheet of the Corporation's Mexican affiliate.

  Equity companies are principally engaged in Personal Care Products and Tissue-Based Products operations.

  Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 1996, the Corporation's investment in this equity company was $309.2 million, and the estimated fair value was $2.45 billion based on publicly-traded shares.


INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries


Kimberly-Clark Corporation, Its Directors and Stockholders:

  We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated income and cash flow statements for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Kimberly-Clark Corporation and Scott Paper Company, which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Scott Paper Company for the years ended December 31, 1995 and 1994 (before the effects of the conforming adjustments that were applied to restate such statements) which statements reflect total assets (in millions) of $4,525.8 as of December 31, 1995 and total net sales (in millions) of $4,131.6 and $3,581.1 for the years ended December 31, 1995 and 1994, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Scott Paper Company for 1995 and 1994, is based solely on the report of such other auditors. We audited the conforming adjustments that were applied to restate the 1995 and 1994 financial statements of Scott Paper Company.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors referred to above, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Dallas, Texas
January 27, 1997


AUDIT COMMITTEE CHAIRMAN'S LETTER
Kimberly-Clark Corporation and Subsidiaries


  The members of the Audit Committee are selected by the board of directors. During 1996, the committee consisted of five outside directors and met three times.

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



/s/Paul J. Collins
----------------------------
Paul J. Collins
Chairman, Audit Committee
January 27, 1997



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

  The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP. During their audits, the independent auditors were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders and the board of directors and all committees of the board. Management believes that all representations made to the independent auditors during their audits were valid and appropriate. The financial statements of Scott Paper Company for 1995 and 1994 were audited by other auditors.

  During the audits conducted by both the independent auditors and the internal audit function, management received recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations which are cost effective.

  The Corporation has assessed its internal control system as of December 31, 1996 in relation to criteria for effective internal control over financial reporting described in `Internal Control - Integrated Framework'' issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1996, its system of internal control over the preparation of its published interim and annual financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.





/s/Wayne R. Sanders                               /s/John W. Donehower
----------------------------                      --------------------------
Wayne R. Sanders                                  John W. Donehower
Chairman of the Board                             Senior Vice President and
and Chief Executive Officer                       Chief Financial Officer

January 27, 1997







ADDITIONAL INFORMATION

TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

Stockholders may contact The First National Bank of Boston, c/o Boston EquiServe L.P., Investor Relations Department, P.O. Box 644, Boston, Massachusetts 02102-0644, 800-730-4001. Stock certificates may be hand delivered in Boston and New York for transfer.

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

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held at the Corporation's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 17, 1997.

CALENDAR, SEC FORM 10-K AND OTHER INFORMATION
The fiscal year ends December 31. The annual report is distributed in early March. Stockholders and others may obtain additional information about Kimberly-Clark, including the Corporation's annual report to the Securities and Exchange Commission on Form 10-K (which will be filed in late March), without charge on request to Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606.

EMPLOYEES AND STOCKHOLDERS

In its worldwide consolidated operations, Kimberly-Clark had 54,800 employees as of December 31, 1996. Equity companies had an additional 12,600 employees. The Corporation had 56,221 stockholders of record and
281.7 million shares of common stock outstanding as of the same date.

TRADEMARKS

The brand names mentioned in this report - Kleenex,(R) ColdCare,(R) Kotex,(R) Depend,(R) Huggies,(R) Pull-Ups,(R) Scott,(R) Scotties,(R) Peaudouce,(R) Lily,(R) Lidie,(R) Comfort & Beauty,(R) Andrex,(R) Scottex,(R) Classic Crest,(R) and Environment,(R) - are trademarks of Kimberly-Clark Corporation or its affiliates.

This 1996 Annual Report is printed on Classic Crest avon brilliant white cover and text and Environment milky way parchment text with 100 percent recycled fiber. These papers are produced by Kimberly-Clark's Neenah Paper Sector.