Form 10-K, Exhibit 13
period 1998-12-31
KIMBERLY CLARK CORP
filed 1999-03-26
CIK 55785

                                                        Exhibit No. (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS
Kimberly-Clark Corporation and Subsidiaries

     Management believes that the following commentary and tables appropriately discuss and analyze the comparative results of operations and the financial condition of the Corporation for the periods covered.

     The Corporation is organized into three global business segments, each of which is headed by a group president who reports to the chief executive officer. Each of these three group presidents is responsible for development of global strategies to grow the Corporation's worldwide tissue, personal care, and health care and other businesses. They are responsible for developing and managing global plans for branding and product positioning, cost reductions, technology and research and development programs, and capacity and capital investment for their respective businesses. Each business segment is managed separately in view of the substantially different product lines each manufactures and markets.

     The Corporation adopted Statement of Financial Accounting Standards ("SFAS") 131, Disclosures about Segments of an Enterprise and Related Information, in the fourth quarter of 1998. This discussion and analysis has been prepared on the basis of these global business segments. Prior year information has been reclassified to the current year basis of presentation. The major products manufactured and marketed by each of the Corporation's business segments are as follows:

- Tissue - facial and bathroom tissue, and paper towels and wipers for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products.

- Personal Care - disposable diapers, training and youth pants; feminine and incontinence care products; and related products.

- Health Care and Other - health care products such as surgical packs and gowns, sterilization wraps and disposable face masks; specialty and technical papers and related products; and other products.


BUSINESS IMPROVEMENT AND OTHER PROGRAMS

     A number of actions have been taken in recent years to address the Corporation's ongoing business competitiveness by improving its operating efficiency and cost structure.

Facility Consolidations

     In the fourth quarter of 1998, the Corporation recorded a charge for facility consolidations of $123.2 million to, among other things, further align tissue manufacturing capacity with demand in Europe, to close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand and write down certain excess feminine
care production equipment in North America.  Included in the charge was
$79.6 million for the write-down of tissue manufacturing assets in
Europe and the 1999 closure of a diaper facility in Canada.  Because the diaper facility will be closed rather than sold, the entire book value of the facility was written off. Employee severance costs of $12.3 million also were recorded for approximately 450 employees who were notified by December
31, 1998 of the Corporation's plans to terminate their employment.   Asset
write-downs to estimated fair value and inventory losses associated with the facility closing and capacity alignment and the tissue machine shut-down totaling $31.3 million also were recorded. These costs, which were charged to cost of products sold, reduced 1998 operating profit $123.2 million, and net income $86.1 million, or $.16 per share. Approximately 57 percent of the pretax charge relates to the Tissue segment and 43 percent relates to the Personal Care segment. The employee severance costs and other cash costs of closures and consolidations of $11.8 million are included in other accrued liabilities at December 31, 1998. Management estimates that annual pretax savings from the facility consolidations will increase to approximately $50 million annually in the year 2001 and that these reduced costs will be comprised of approximately 48 percent for salaries, wages and employee benefits, 9 percent for depreciation expense and 43 percent for other cash costs related to operations.

Write-down of Certain Intangible and Other Assets

During the third quarter of 1998, the Corporation completed a periodic review of its intangible assets, such as trademarks and goodwill, to determine if they were impaired. Impairment is deemed to exist whenever the undiscounted estimated future cash flows are less than the carrying amount of such intangible assets. Impairment losses are measured by the difference between the asset carrying amount and the present value of the estimated future cash flows. As a result of the review, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and were written down. These write-downs, which were charged to general expense, reduced 1998 operating profit $70.2 million and net income $57.1 million, or $.10 per share.

During the third quarter of 1998, the Corporation completed a technology review of personal computers ("PCs") which demonstrated that (i) PCs have reduced economic lives as a consequence of rapid technological improvements,
(ii) more sophisticated software applications require more powerful PCs, and
(iii) most of the Corporation's PCs acquired prior to 1997 were technologically obsolete. Consequently, the Corporation concluded that its previous practice of capitalizing the costs of PCs and depreciating them over five years was no longer appropriate. Accordingly, the Corporation began depreciating the cost of all new PCs acquired after September 30, 1998 over two years. In addition, in recognition of the change in estimated useful lives of its existing PC assets, the remaining book value of all PCs acquired prior to 1997 was written down. This change in estimate, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $25.4 million and net income $16.5 million, or $.03 per share. Of the $25.4 million, $11.3 million was charged to cost of products sold and $14.1 million was charged to general expense.

     Approximately 15 percent of the write-down of certain intangible and other assets described above relates to the Tissue segment, 84 percent relates to the Personal Care segment and 1 percent relates to the Health Care and Other segment.

Announced Plan

     In the fourth quarter of 1997, the Corporation announced a plan to restructure its worldwide operations ("Announced Plan"), the total pretax cost of which was estimated at $810.0 million. In conjunction with the Announced Plan, the Corporation recorded a pretax charge of $701.2 million in 1997 ("1997 Charge") and recorded the remaining $108.8 million in 1998 ("1998 Charge") at the time these costs became accruable under appropriate accounting principles.

     The Announced Plan is expected to reduce the Corporation's operating costs by approximately $220 million annually in the year 2000. In order to achieve these anticipated benefits, the Announced Plan required:

- The sale, closure or downsizing of 18 manufacturing facilities worldwide. These actions will result in the consolidation of the Corporation's manufacturing operations into fewer, larger and more efficient facilities. They will eliminate excess production capacity, including more than 200,000 metric tons of high-cost tissue manufacturing capacity in North America and Europe.

-     A workforce reduction of approximately 5,000 employees.

- The write-down of property, plant and equipment and other assets not needed in the restructured manufacturing operations; the elimination of excess manufacturing capacity; and the write-down of certain inventories in restructured operations and other assets.

- The elimination of the Corporation's facilities and capacity which became excessive as a result of the combination of the Corporation's health care operations with those of Tecnol Medical Products, Inc. ("Tecnol").

- The write-down of certain assets that became obsolete in 1997 due to enacted U.S. environmental air and water emission rules that require reduced emission levels of certain chemical compounds from the Corporation's pulp production operations.

- Contract terminations, cash costs for mill closures and other obligations.

     The following summarizes the major actions relating to facility disposals and workforce reductions that were accomplished through December 31, 1998.

- Of the 18 manufacturing facilities, 12 have been either sold, closed or downsized through December 31, 1998. Five facilities will be disposed of by the third quarter of 1999, the largest of which is a tissue manufacturing facility in Gennep, Netherlands, which will be closed by the end of the second quarter of 1999. Plans to close a tissue manufacturing facility in North America were canceled as discussed in the "Adjustments and Reclassifications" section below.

     In addition to the original 18 facilities, other manufacturing facilities were identified for closure or consolidation with other operations under the program set forth in the Announced Plan. Two facilities in Nogales, Mexico were consolidated with other operations in 1998; a facility in China will be closed in the second quarter of 1999; and a yet to be announced tissue manufacturing facility will be closed in 2000. This latter closure will increase the elimination of high-cost production capacity to 230,000 annual metric tons.

- A total workforce reduction of 5,000 employees was projected under the Announced Plan. Through December 31, 1998, a total workforce reduction of 3,700 has been realized. Approximately 1,100 additional employees will be terminated in 1999. The actual cost of the workforce reduction approximates the cost that was estimated in the Announced Plan.

     The major categories of the 1998 and 1997 Charges and their subsequent utilization are summarized below:


                                   Amounts Charged                 Amounts    Amounts to
                                     to Earnings                  Utilized   be Utilized
                                 ----------------   Reallocations  Through     Beyond
(Millions of dollars)              in 1998  in 1997   in 1998      1998         1998
----------------------------------------------------------------------------------------
Costs of workforce reduction . . .  $ 64.4  $ 57.3  $ (2.5)        $(119.2)   $    -

Losses on facility disposals . . .       -   165.0     9.3          (162.5)     11.8

Write-downs of property, plant and
  equipment and other assets . . .    13.5   333.4   (17.6)         (214.9)    114.4

Asset impairments. . . . . . . . .     4.5    82.6   (15.3)          (71.8)        -

Contract terminations, cash
  costs for mill closures and
  other obligations. . . . . . . .    26.4    62.9    26.1           (64.5)     50.9
                                    ------  ------  -------        --------   ------

                                    $108.8  $701.2  $    -         $(632.9)   $177.1
                                    ======  ======  =======        ========   ======



1998 Charge

     The 1998 Charge reduced operating profit, net income and net income per share by $108.8 million, $86.9 million and $.16, respectively. Of the 1998 Charge, $7.3 million relates to the write-down of certain assets and inventories and has been charged to cost of products sold, and $101.5 million has been recorded as restructuring and other unusual charges in the Consolidated Income Statement. Approximately 76 percent of the 1998 Charge relates to the Tissue segment, 22 percent relates to the Personal Care segment and 2 percent relates to the Health Care and Other segment. Approximately
25 percent of the 1998 Charge relates to North American operations and 72 percent relates to European operations.

     The principal costs included in the 1998 Charge are as follows:

- The costs of workforce reduction are primarily composed of severance payments and other employee-related costs for 1,800 employees at facilities which have been or are to be sold or closed and other operations that are being downsized. The employees involved were notified by December 31, 1998 of the Corporation's plans to terminate their employment, along with their termination arrangements.

- Write-down of property, plant and equipment and other assets represents the net book value of older, less efficient machinery and equipment not needed in the restructured manufacturing operations and the elimination of excess manufacturing capacity.

- Contract terminations, cash costs for mill closures and other obligations primarily represent the costs of certain lease obligations.

1997 Charge

     The 1997 Charge reduced operating profit, net income and net income per share by $701.2 million, $503.1 million and $.91, respectively. Of the 1997 Charge, $220.1 million related to the write-down of certain assets and inventories and was charged to cost of products sold, and $481.1 million was recorded as restructuring and other unusual charges in the Consolidated Income Statement. Approximately 71 percent of the 1997 Charge related to the Tissue segment, 24 percent related to the Personal Care segment and 3 percent related to the Health Care and Other segment. Approximately 59 percent of the 1997 Charge related to North American operations and 27 percent related to European operations.

     The principal costs included in the 1997 Charge were as follows:

- The costs of workforce reduction were primarily composed of severance payments and other employee-related costs for 1,900 employees at facilities which had been or were to be sold or closed and other operations that were being downsized. The employees involved were notified by December 31, 1997 of the Corporation's plans to terminate their employment, along with their termination arrangements.

- Losses on facility disposals included the write-down to estimated net realizable value of facilities which had been or were to be disposed of and related costs of disposition. Three facilities represent nearly all of the charge. Because these facilities were planned to be closed, rather than sold, the entire book value of each facility was written off. A tissue manufacturing facility in Orleans, France was originally planned to be closed but was sold in 1998 as discussed in the "Adjustments and Reclassifications" section below. A tissue manufacturing facility in Winslow, Maine was closed in April 1998. Part of a tissue manufacturing and converting facility in Marinette, Wisconsin was closed in December 1997.

- Write-down of property, plant and equipment and other assets represented the net book value of older, less efficient machinery and equipment not needed in the restructured manufacturing operations; the elimination of excess manufacturing capacity; the write-down of the net book value of assets that became obsolete due to enacted U.S. environmental air and water emission rules; and the elimination of the Corporation's existing facilities and capacity which became excessive as a result of the Tecnol acquisition.

- Asset impairments represented charges for manufacturing facilities where the future cash flows from operations and the sale or closure were estimated to be insufficient to cover the carrying amounts of such facilities.
Each facility was written down to its estimated fair value based on the Corporation's assessment of expected future cash flows from operations and disposal, discounted at a rate commensurate with the risk involved.

     The income tax benefits of the 1998 and 1997 Charges are estimated at $21.5 million and $190.2 million, respectively, or 19.8 percent and 27.1 percent of the pretax 1998 and 1997 Charges, respectively. These benefits are lower than the U.S. statutory income tax rate primarily because no tax benefits were recorded for certain costs related to operations in countries where the Corporation has income tax loss carryforwards and realization of tax benefits is not assured.

     The 1997 Charge was based on management's Announced Plan to restructure the Corporation's worldwide operations and information available at the time the decision was made to undertake the required actions. As discussed below, based on subsequent events, certain aspects of the actions contemplated in the 1997 Charge were revised. In addition, the costs of other actions under the Announced Plan were recorded in 1998. Although certain specific actions originally included in the Announced Plan have been modified, the overall Announced Plan is expected to be accomplished at a total cost approximating the original estimate of $810.0 million.

Adjustments and Reclassifications

     The "Reallocations in 1998" column in the preceding summary reflects the following adjustments and reclassifications:

- Included in the 1997 Charge were estimated losses for the planned closure of a tissue manufacturing facility at Orleans, France and other related costs. During 1998, the closure plans were abandoned and the facility was sold. As a result, the Corporation reallocated $17.5 million of the reserves for facility disposals to requirements under other qualifying programs identified in the Announced Plan.

- Management canceled its plans to close a tissue facility in North America for which it had established an impairment reserve of $15.3 million as part of the 1997 Charge. As a result of the change in plans, which was caused by the completion of an internal analysis that demonstrated the viability of a business that previously was not profitable, and by structural changes in operations, the Corporation reallocated the $15.3 million of the reserve for asset impairments to requirements under other qualifying programs identified in the Announced Plan.

- Because of the decision to close the Canadian diaper facility which is part of the $123.2 million fourth quarter charge for facility consolidations, approximately $16.6 million of reserves for the write-down of excess diaper assets was determined to be unnecessary and these diaper assets were not removed from service. The fourth quarter 1998 facility consolidations charge includes a write-off of the Canadian diaper facility to be closed in 1999, including the related costs of closure. The decision to close this facility was a result of the substantial increase in the Corporation's diaper productivity in North America in the last three years. As a result of this productivity increase and the effects of expected future productivity gains, manufacturing capacity was projected to exceed demand. This closure will balance capacity with demand. Because the facility is expected to be closed rather than sold, the entire book value of the facility was written off. As a result of the cancellation of the diaper asset write-downs provided for in the 1997 Charge, the Corporation reallocated the $16.6 million reserve for write-downs to requirements under other qualifying programs identified in the Announced Plan.

- Included in the 1997 Charge was approximately $29.7 million for the write-down and removal of certain assets at the Corporation's pulp production operation in Mobile, Alabama. In 1997, the U.S. Government enacted new environmental air and water emission rules that required reduced emission levels of certain chemical compounds from the Corporation's pulp production facilities. These rules would have required the Corporation to spend more than $250 million to achieve the new emission levels at its Mobile pulp mill. S.D. Warren Company, a producer of printing and publishing papers, currently purchases approximately one-third of the pulp mill's output. On May 4, 1998, S.D. Warren and the Corporation announced an agreement to terminate their pulp supply contract in September 1999. As a result of the cancellation of the pulp supply contract and the cost of implementing the new emission rules, on May 5, 1998, the Corporation announced it would shut down its Mobile pulp mill on September 1, 1999, sell the associated woodlands and related operations ("Southeast Timberlands") and retain its pulp facility in New Glasgow, Nova Scotia. On January 5, 1999, the Corporation announced it had agreed to sell the Southeast Timberlands to an affiliate of a New York-based investment firm. As a result of these changes in plans, $10.6 million of the reserve for write-downs was reallocated to requirements under other qualifying programs identified in the Announced Plan.

- In 1998, management committed to a plan to close a tissue manufacturing facility in order to continue to align capacity with demand. The facility, the name of which has not yet been announced publicly, will be closed by the end of 2000. Since this facility will be disposed of, its carrying amount was reduced to zero by reallocation of $26.8 million to the reserve for losses on facility disposals.

- Also in 1998, management reallocated reserves to cover other qualifying programs that had either been underestimated in 1997 or were extensions of such programs. None of these reallocations was individually material. These other reallocations changed the individual categories of the reserve as follows:

-     Costs of workforce reduction decreased $2.5 million.

- Write-down of property, plant and equipment and other assets increased $9.6 million.

- Contract terminations, cash costs for mill closures and other obligations increased $26.1 million.

     During 1998, certain programs were completed at a total cost of $2.5 million less than originally estimated in 1997, and such amount was returned to earnings in the Consolidated Income Statement. Of this amount, $2.0 million was reflected in the operating profit of the Health Care and Other segment and $.5 million was unallocated.

     At December 31, 1998, there are no reserves remaining to be utilized that are not specifically identified with a qualifying program under the Announced Plan.

Other Information

     The restructuring activities involved in the Announced Plan did not affect the Corporation's business operations to any significant extent during the period that the restructuring was being implemented. The principal benefits of the Announced Plan stem from facility consolidations, which has resulted in lower production costs and simplified manufacturing and sourcing strategies. Management estimates that the Announced Plan will reduce operating costs by approximately $220 million annually in the year 2000. As of December 31, 1998, management estimates that the Announced Plan has resulted in reduced annual operating costs of approximately $145 million and that it will result in additional annual operating cost savings of $50 million in 1999. Management estimates that the annual reduced costs of $220 million will be comprised of approximately 75 percent for salaries, wages and employee benefits, 14 percent for depreciation expense and 11 percent for other cash costs such as lease and contract payments.

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued liabilities for the Announced Plan together with cash payments made against such accruals for the two years ending December 31, 1998.

                              Charges(a)                  Charges(a)
                                 in               Balance     in                     Balance
(Millions of dollars)           1997   Payments   12/31/97   1998 Payments  Other(b) 12/31/98
----------------------------------------------------------------------------------------------
Workforce severance . . . . .  $ 57.6  $ (5.1)  $ 52.5     $43.1  $(47.6)  $    -   $ 48.0
Facility closure costs. . . .    12.6    (3.3)     9.3         -    (4.8)       -      4.5
Asset removal costs . . . . .    24.0     (.1)    23.9        .8   (13.2)       -     11.5
Environmental costs and lease
  and contract terminations .    37.9     (.3)    37.6      22.9   (22.0)     5.0     43.5
Other costs . . . . . . . . .    71.2    (2.7)    68.5      23.2    (4.1)   (50.9)    36.7
                               ------  -------  ------     -----  -------  -------  ------

                               $203.3  $(11.5)  $191.8     $90.0  $(91.7)  $(45.9)  $144.2
                               ======  =======  ======     =====  =======  =======  ======

(a) The charges in 1997 and 1998 were included in the restructuring and other unusual charges in the Consolidated Income Statement.

(b)     Includes reclassification of $5.0 million from other accrued liabilities, and reclassification of $48.4 million from accrued liabilities to other assets for noncash items, and $2.5 million that was returned to earnings as discussed above.


     Pursuant to the Corporation's accounting policies for business improvement programs, certain amounts are considered to be utilized prior to their being paid in cash. For example, charges for severance payments are considered to be utilized when the liability for such payments becomes fixed and identified with individual employees. Such amounts remain in accrued liabilities until paid in cash in accordance with the severance payment schedules. Likewise, lease termination charges and other cash obligations are considered to be utilized when they become fixed obligations, but such liabilities remain in accrued liabilities until paid in accordance with the contractual arrangements. Included in accrued liabilities for the Announced Plan are cash payment obligations for severance payments, lease payments and other cash obligations, totaling $81.5 million which, although utilized, remain to be paid in accordance with the individual arrangements. At December 31, 1998, the Announced Plan had $177.1 million remaining to be utilized, of which $114.4 million represents noncash items for the write-down of property, plant and equipment and other assets.

     During 1997 and 1998, in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, depreciation expense was suspended on facilities included in the Announced Plan that were held for disposal. Depreciation for these facilities would have been $7.5 million in 1998 and $3.3 million in 1997.

     In addition, during 1997 and 1998, in accordance with SFAS 121, depreciation was suspended on certain pulp producing facilities that were held for disposal or disposed of. Depreciation for these facilities would have been $12.6 million in 1998 and $47.3 million in 1997. The reduction in suspended depreciation in 1998 versus 1997 was a result of the sale of a noncore pulp and newsprint facility located in Coosa Pines, Alabama ("Coosa") in March 1997 and the reclassification of the New Glasgow, Nova Scotia and the Terrace Bay, Ontario pulp manufacturing facilities from assets held for sale to property during 1998.

     Determination of the individual results of operations of the above facilities during the depreciation suspension period is not meaningful because of the integration of the operations of these facilities into the overall consolidated operating results.

1995 Restructuring

     In connection with the Corporation's merger with Scott Paper Company ("Scott"), the Corporation recorded a $1,440.0 million pretax charge in 1995 for restructuring the combined organizations and for other unusual items related to the merger ("1995 Charge"). The following presents the total 1995 Charge and the utilization of the charge for the three years ending December 31, 1998.

          (Millions of dollars)                                Amount
          --------------------------------------------------------------

          1995 Charge                                         $1,440.0
          Amount utilized in 1996                             (1,016.9)
          Amount utilized in 1997                               (351.7)
          Amount utilized in 1998                                (52.6)
                                                            -----------

          Amount not utilized at December 31, 1998          $     18.8
                                                             ==========

     During 1996, 1997 and 1998, as part of management's process to monitor completion of the programs related to the 1995 Charge, certain amounts were identified as being in excess of the current estimate to complete the overall plan for the merger and restructuring. The differences between the then current estimate and the remaining accrual balance for the plan were returned to earnings as credits to cost of products sold in the Consolidated Income Statement as follows: 1996, $65.0 million; 1997, $57.7 million; and 1998, $10.3 million. These amounts, which were not material to consolidated operating profit in any of the three years, were included in the operating profit of the Tissue segment.

     The Corporation is in the process of completing a final review of all of the approximately 350 programs that comprised the 1995 Charge to ensure that each of the programs has been completed. At the conclusion of this review, the $18.8 million not utilized at December 31, 1998 will be reallocated to requirements under qualifying programs, if appropriate, or will be returned to earnings in the first quarter of 1999.

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued liabilities for the 1995 Charge together with cash payments made against such accruals for the two years ending December 31, 1998.

                                Balance                         Balance                        Balance
 (Millions of dollars)          12/31/96   Payments   Other(a)  12/31/97 Payments  Other(a)   12/31/98
-------------------------------------------------------------------------------------------------------
Workforce severance . . . . . . .  $ 88.7  $ (59.8)  $(15.1)    $13.8    $ (4.6)  $(7.9)     $ 1.3
Asset removal costs . . . . . . .    22.2    (13.7)       -       8.5      (8.5)      -          -
Environmental costs and lease and
  contract terminations . . . . .    87.0    (31.3)   (24.3)     31.4      (9.9)   (6.2)      15.3
Other costs . . . . . . . . . . .   141.8    (77.2)   (41.8)     22.8     (12.0)    8.2       19.0
                                   ------  --------  -------    -----    -------  ------     -----

                                   $339.7  $(182.0)  $(81.2)    $76.5    $(35.0)  $(5.9)     $35.6
                                   ======  ========  =======    =====    =======  ======     =====

(a)     Reclassifications from accrued liabilities to other assets, property, plant and equipment and inventory for noncash items, and the credits included in cost of products sold as discussed above.


     The 1995 merger with Scott and the related restructuring of the combined operations of the two companies was successful. Synergies were achieved and the Corporation is now a global consumer products company and the world's largest tissue manufacturing company. The Corporation has a number one or two market position in many of the markets in which it competes. As expected in any large merger and significant restructuring to combine two global organizations, there were temporary problems that arose, but which were addressed and resolved in the period following the merger. In the U.S., the away-from-home portion of the Corporation's tissue business experienced temporarily lower sales volumes and excess production capacity following implementation of a new pricing structure. In the European tissue business, the merger caused temporary disruptions of operations, lower efficiency and customer service and outsourcing of certain finished goods production, during periods when assets were being relocated and started-up.

     At the time of the Scott merger, management estimated that the 1995 Charge would reduce annual operating costs by approximately $250 million in 1996, $400 million in 1997 and $500 million in 1998. Actual savings achieved in 1996 exceeded the $250 million target. In 1996, management forecasted that the expected savings to be achieved in 1997 were in line with the original target of $400 million. The 1997 forecast of cost savings of approximately $400 million was comprised of approximately 40 percent from lower salaries, wages and employee benefits from reduced employee headcount, and the balance of the savings was attributable to other cash and noncash savings in affected operations. The Corporation did not monitor savings after 1996 because it was not practicable or cost effective to do so.


ANALYSIS OF CONSOLIDATED NET SALES - THREE YEARS ENDED DECEMBER 31, 1998

By Business Segment
                                     Net Sales
                         ----------------------------------
(Millions of dollars)     1998         1997         1996
-----------------------------------------------------------


Tissue . . . . . . . . .  $ 6,706.2   $ 7,182.7   $ 8,183.6
Personal Care. . . . . .    4,577.8     4,493.8     4,091.8
Health Care and Other. .    1,047.1       908.0       926.7
Intersegment sales - net      (33.3)      (37.9)      (53.0)
                          ----------  ----------  ----------

Consolidated . . . . . .  $12,297.8   $12,546.6   $13,149.1
                          ==========  ==========  ==========


By Geographic Area
                                         Net Sales
                              -----------------------------------
(Millions of dollars)             1998         1997         1996
-----------------------------------------------------------------


United States. . . . . . . . .  $ 8,018.2   $ 7,878.7   $ 8,142.5
Canada . . . . . . . . . . . .      785.1     1,052.5     1,311.0
Intergeographic sales - net. .     (409.1)     (397.3)     (451.7)
                                ----------  ----------  ----------

  Total North America. . . . .    8,394.2     8,533.9     9,001.8

Europe . . . . . . . . . . . .    2,471.2     2,548.1     2,881.8
Asia, Latin America and Africa    1,688.4     1,772.2     1,603.5
Intergeographic sales - net. .     (256.0)     (307.6)     (338.0)
                                ----------  ----------  ----------

Consolidated . . . . . . . . .  $12,297.8   $12,546.6   $13,149.1
                                ==========  ==========  ==========


Commentary:

1998 versus 1997
----------------

     Consolidated net sales were 2.0 percent lower than in 1997. In 1997, the Corporation divested Coosa and sold its 50.1 percent interest in Scott
Paper Limited ("SPL"). In 1998, the Corporation sold its subsidiary, K-C Aviation Inc. ("KCA"). Excluding the revenues from these divested businesses for both years, consolidated net sales remained essentially even. Sales volumes, however, increased more than 2 percent and selling prices were nearly 2 percent higher, primarily due to improved pricing for consumer tissue products in the United States. However, changes in foreign currency exchange rates, primarily in Asia, reduced consolidated net sales slightly more than 3 percent. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales for tissue products declined slightly more than 3 percent primarily due to changes in currency exchange rates in Asia. Sales volumes declined approximately 1 percent as sales volume increases in Latin America and for wet wipes products, primarily in North America, were offset by lower sales volumes in Europe and Asia and lower consumer towel volume in North America. The decline in sales volumes, however, was more than offset by an increase of nearly 2 percent in selling prices.

- Worldwide net sales of personal care products increased nearly 2 percent. Sales volumes grew by nearly 5 percent and selling prices increased by about 2 percent; however, changes in foreign currency exchange rates reduced net sales by approximately 4 percent. Training and youth pants in North America and sales volume growth in Latin America were the primary factors contributing to the overall sales volume increase. These increases more than offset lower diaper sales volumes in North America and Europe which were attributable to the transition to larger size product packaging, the introduction of unisex product and increased competition.

- Net sales for health care and other products increased more than 23 percent due to sales volume growth in health care products, driven, in large part, by the acquisition of Tecnol in December 1997.

1997 versus 1996
----------------

     Consolidated net sales were 4.6 percent lower than in 1996. In 1996, the Corporation divested certain businesses to satisfy U.S. and European regulatory requirements associated with the Corporation's merger with Scott. In 1997, the Corporation sold Coosa and its interest in SPL. Excluding revenues from these businesses and KCA in both years, consolidated net sales remained essentially even. Sales volumes, however, increased approximately 5 percent. Selling prices were nearly 2 percent lower than in 1996, primarily due to the lower selling prices for tissue products worldwide. Changes in currency exchange rates reduced consolidated sales more than 2 percent in 1997. Although the preceding tables include the divested businesses, in order to facilitate a meaningful discussion, such results have been excluded from the following sales commentary.

- Worldwide net sales for the tissue segment decreased approximately 5 percent primarily due to lower selling prices and changes in currency exchange rates in Europe and Asia. Sales volumes increased about 2 percent, as higher sales volumes in the U.S., Latin America and Asia more than offset lower volumes in Europe.

- Worldwide net sales for personal care products increased slightly more than 10 percent and sales volumes were more than 14 percent higher. Nearly all of the businesses in this segment participated in the increased sales volumes, with the primary contributors being training and youth pants and incontinence care products in North America and disposable diapers in Europe, Latin America and Asia. Diaper volume resulting from acquisitions in France, Spain, Portugal and Brazil accounted for about 35 percent of the sales volume increase in personal care products.

- Net sales for health care and other products increased approximately 6 percent primarily due to higher sales volumes in health care products.

     For purposes of this Management's Discussion and Analysis, and in order to facilitate a meaningful discussion of the ongoing operations of the Corporation, the charges described in the "Business Improvement and Other Programs" section are considered to be unusual items ("Unusual Items") and have been excluded from operating profit in the "Excluding Unusual Items" columns in the following Consolidated Operating Profit tables.


ANALYSIS OF CONSOLIDATED OPERATING PROFIT - THREE YEARS ENDED DECEMBER 31,
1998

By Business Segment

                              1998                        1997
                       -------------------        ------------------
                           AS       EXCLUDING       As      Excluding
(Millions of dollars)    REPORTED  UNUSUAL ITEMS Reported  Unusual Items    1996
-------------------------------------------------------------------------------

Tissue. . . . . . . .  $  968.9   $1,136.1       $  637.1   $1,136.5     $1,346.5
Personal Care . . . .     620.6      778.3          636.6      806.1        666.7
Health Care and Other     188.6      190.6          136.3      160.3        138.0
Unallocated - net . .    (102.0)    (101.3)        (106.8)     (98.5)       (97.5)
                       ---------  ---------      ---------  ---------    ---------

Consolidated. . . . .  $1,676.1   $2,003.7       $1,303.2   $2,004.4     $2,053.7
                       =========  =========      =========  =========    =========


By Geographic Area

                                       1998                        1997
                          ---------------------------  ----------------------------
                                   AS    EXCLUDING        As        Excluding
(Millions of dollars)          REPORTED UNUSUAL ITEMS  Reported   Unusual Items     1996
------------------------------------------------------------------------------------------

United States. . . . . . . . .  $1,573.4   $1,673.4   $1,206.2   $1,609.9          $1,592.3
Canada . . . . . . . . . . . .      96.5      104.8      146.4      154.6             138.4
Europe . . . . . . . . . . . .     (81.4)     125.5      (60.0)     129.8             220.4
Asia, Latin America and Africa     189.6      201.3      117.4      208.6             200.1
Unallocated - net. . . . . . .    (102.0)    (101.3)    (106.8)     (98.5)            (97.5)
                                ---------  ---------  ---------  ---------         ---------

Consolidated . . . . . . . . .  $1,676.1   $2,003.7   $1,303.2   $2,004.4          $2,053.7
                                =========  =========  =========  =========         =========

Note:     Unallocated - net consists of expenses not associated with the business segments or geographic areas.

Commentary:

1998 versus 1997
----------------

     Excluding the Unusual Items, operating profit was essentially even, but increased to 16.3 percent in 1998 from 16.0 percent in 1997 as a percentage of net sales. Excluding the divested businesses and the Unusual Items for both years, operating profit increased approximately 2 percent. The increase in operating profit was due to the price and sales volume increases partially offset by higher spending for advertising and promotion, the negative effect of changes in foreign currency exchange rates and additional goodwill amortization. The following operating profit commentary excludes the Unusual Items and the results of divested businesses in both years.

- Tissue operating profit increased nearly 3 percent principally due to the selling price increases. Restructuring and other cost savings were partially offset by changes in currency exchange rates.

- Operating profit for personal care declined slightly more than 3 percent, as increased advertising and promotion, and product improvement costs, primarily in North America, and changes in currency exchange rates more than offset the gains in selling prices and sales volumes.

- Operating profit for health care and other products increased approximately 21 percent due, in large part, to the acquisition of Tecnol, partially offset by increased goodwill amortization.

- Changes in currency exchange rates reduced consolidated operating profit by more than 2 percent.

1997 versus 1996
----------------

     Excluding the Unusual Items, operating profit declined 2.4 percent in absolute terms, but increased to 16.0 percent from 15.6 percent in 1996 as a percentage of net sales. Excluding the divested businesses in both years and the Unusual Items, operating profit increased approximately 2 percent. The operating profit increase was attributable to the sales volume increases, manufacturing efficiencies and lower pulp costs. These improvements were partially offset by the lower selling prices, heightened competition in Europe and the transitional effects of strategic changes made in the away-from-home portion of the Corporation's North American tissue business. The following operating profit commentary excludes the Unusual Items in 1997 and the results of divested businesses in both years.

- Cost reductions and manufacturing efficiencies were achieved in the North American personal care and consumer tissue businesses.

- The transitional effects of the strategic changes in the tissue business had a negative impact on operating profit of approximately $75 million in 1997.

- Marketing costs were lower in the North American personal care and consumer tissue businesses, but were higher in Latin America, primarily to support business expansions.

- General expenses were higher principally as a result of business expansions outside North America.

- Changes in currency exchange rates reduced consolidated operating profit by approximately 1 percent in 1997.


ADDITIONAL INCOME STATEMENT COMMENTARY

1998 versus 1997
----------------

-     Interest expense increased primarily due to higher average debt levels.

- Excluding the extraordinary gains and the cumulative effect of an accounting change, the Corporation's effective income tax rate was 34.6 percent in 1998 compared with 36.5 percent in 1997. Furthermore, excluding the charges related to the Announced Plan from both years, the Corporation's effective income tax rate was 33.6 percent in 1998 compared with 33.0 percent in 1997.

- Other income in 1998 includes a gain on the sale of KCA equal to $.14 per share.

- Other income in 1997 includes a gain on the sale of the Corporation's interest in Ssangyong Paper Co., Ltd. ("Ssangyong"), of Korea, equal to $.03 per share.

- The Corporation's 1998 share of net income of equity companies includes a charge equal to $.02 per share related to the change in the value of the Mexican peso. In 1997, a gain equal to $.03 per share, primarily related to the sale of a portion of the tissue business of Kimberly-Clark de Mexico, S.A. de C.V. ("KCM") to meet Mexican regulatory requirements in connection with KCM's merger with Scott's former Mexican affiliate, was included in the Corporation's share of net income of equity companies. Also included in the Corporation's share of 1997 net income of equity companies was $2.2 million of the 1997 Charge. Excluding these items in both years, the Corporation's share of net income of equity companies increased 2.2 percent.

- For 1997, minority owners' share of subsidiaries' net income includes $10.1 million attributable to other owners' share of the 1997 Charge. Also included is $8.7 million of other owners' share of the net income of SPL. Excluding these items, minority owners' share of subsidiaries' net income decreased $4.8 million.

- In March 1997, the Corporation sold Coosa for approximately $600 million in cash. Also, in the first quarter of 1997, the Corporation recorded impairment losses on the planned disposal of a pulp manufacturing mill in Miranda, Spain; a recycled fiber facility in Oconto Falls, Wisconsin; and a tissue converting facility in Yucca, Arizona; and on an integrated pulp making facility in Everett, Washington. These impairment losses totaled $111.5 million before income tax benefits. In June 1997, the Corporation completed the sale of its interest in SPL for approximately $127 million. Accounting regulations require that certain transactions following a business combination that was accounted for as a pooling of interests be reported as extraordinary items. Accordingly, the above described transactions were aggregated and reported as extraordinary gains totaling $17.5 million, net of applicable income taxes of $38.4 million. These extraordinary gains were equal to $.03 per share.

- Effective January 1, 1998, the Corporation changed its method of accounting for preoperating and start-up costs to expense these costs as incurred in accordance with new accounting requirements. Previously, these costs on major projects were capitalized and amortized over five years. As required, 1998 first quarter results were restated to record a pretax charge of $17.8 million for the write-off of deferred preoperating and start-up costs. The cumulative effect of this accounting change is presented on the income statement net of income taxes. This charge reduced reported net income for the first quarter and the year by $.02 per share.

- Excluding the Unusual Items in 1998 and 1997, the gains on asset disposals in both years, the change in the value of the Mexican peso, the cumulative effect of the accounting change in 1998, and the extraordinary gains in 1997, earnings per share from operations increased to $2.46 from $2.44 in 1997.

1997 versus 1996
----------------

- Interest expense declined primarily as a result of lower average debt levels.

- Excluding the extraordinary gains, the Corporation's effective income tax rate was 36.5 percent in 1997 compared with 35.0 percent in 1996. Furthermore, excluding the Unusual Items, the Corporation's effective income tax rate for 1997 was 33.0 percent. The decline in the effective rate to 33.0 percent from 35.0 percent was primarily due to additional tax planning opportunities, some of which arose from the Scott merger.

- Other income in 1996 includes a net pretax gain from regulatory divestitures required in connection with the Scott merger and from the sale of the Corporation's remaining interest in Midwest Express Holdings, Inc. These transactions resulted in a gain of $.13 per share.

- In 1996, a portion of the operations of KCM was restructured to, among other things, eliminate duplicate capacity and to satisfy regulatory requirements. The Corporation's share of KCM's after-tax restructuring charge in 1996 was equal to $.01 per share. Excluding the previously mentioned 1997 equity company items and this 1996 item, the Corporation's share of equity company net income declined 9.3 percent. The decline was attributable to KCM. Although KCM's sales and operating profit showed year-to-year increases of more than 5 and 8 percent, respectively, the year-to-year comparison of the Corporation's share of KCM's net income was adversely affected by an unusually low effective tax rate in 1996 and by a required change to hyperinflationary accounting for Mexican operations in 1997.

- Excluding the previously mentioned minority owners' share of the 1997 Charge, minority owners' share of subsidiaries' net income declined about 25 percent. The decline is primarily due to the sale of the Corporation's interest in SPL and increased ownership in certain subsidiaries in Central America in 1997.

- The effective income tax rate on the extraordinary gains, which are described in the "1998 versus 1997" narrative, was higher than the normal effective rate due to income tax loss carryforwards in Spain which precluded the current recognition of the income tax benefit on the Miranda, Spain impairment loss and the tax basis in SPL being substantially lower than the carrying amount of the investment in the financial statements.

- Excluding the Unusual Items, the gains on asset disposals in both years, the extraordinary gains in 1997, and the Corporation's share of KCM's 1996 restructuring charge, earnings per share from operations increased to $2.44 from $2.37 in 1996.


SALES OF PRINCIPAL PRODUCTS

(Billions of dollars)       1998    1997   1996   1995
--------------------------------------------------------

Tissue-based products       $ 5.7  $ 6.1  $ 6.9  $ 6.9
Diapers . . . . . . .         2.6    2.7    2.3    2.1
All other . . . . . .         4.0    3.7    3.9    4.4
                            -----  -----  -----  -----

Consolidated. . . . .       $12.3  $12.5  $13.1  $13.4
                            =====  =====  =====  =====


- Consolidated net sales have decreased $1.1 billion, or 8.2 percent, since 1995 primarily due to the divestment of noncore businesses and those businesses that were sold in connection with the Scott merger.

- The decrease in sales from 1995 to 1996 is primarily attributable to the loss of revenues from businesses that were divested in 1995 -- Schweitzer-Mauduit International, Inc. and Midwest Express Airlines, Inc. -- and the businesses that were sold in 1996 in connection with the Scott merger. Excluding the net sales of these businesses in both years, consolidated net sales increased 4.6 percent.


LIQUIDITY AND CAPITAL RESOURCES

                                       Year Ended December 31
                                        ----------------------
(Millions of dollars)                        1998     1997
--------------------------------------------------------------

Cash provided by operations. . . . . . .  $1,991.3   $1,406.6
Capital spending . . . . . . . . . . . .     669.5      944.3
Acquisitions of businesses . . . . . . .     342.5       82.2
Proceeds from dispositions of businesses     324.9      779.6
Ratio of net debt to capital . . . . . .      36.4%      33.5%
Pretax interest coverage - times . . . .       9.2        8.1


Cash Flow Commentary:

- Cash provided by operations increased $584.7 million. Although net income plus net noncash charges included in net income was approximately $2.0 billion in both 1998 and 1997, the Corporation reduced its investment in operating working capital in 1998 compared with 1997, which is the principal reason for the increase in cash flow from operations. Major operating uses of cash in 1998 were the cash used to reduce trade accounts payable and accrued expenses partially offset by a reduction in accounts receivable and the timing of income tax payments.

- Approximately $92 million and $12 million of cash payments were charged to the reserves related to the Announced Plan in 1998 and 1997, respectively.

- Cash proceeds received in 1998 in connection with the sale of KCA and other asset disposals totaled $324.9 million. Cash proceeds received in 1997 in connection with the Coosa and SPL disposals, the sale of Ssangyong and other asset sales totaled $779.6 million.

- In 1998, the Corporation purchased 19.5 million shares of its common stock in connection with its share repurchase program at a total cost of approximately $900 million. In October 1998, the Corporation's board of directors authorized the repurchase of 25 million shares, of which the remaining authority at December 31, 1998 was 21.0 million shares. In 1997, the Corporation purchased 17.9 million shares of its common stock in connection with its share repurchase program at a total cost of approximately $900 million.

Financing Commentary:

- At December 31, 1998, total debt was $2.7 billion compared with $2.5 billion at December 31, 1997. Net debt (total debt net of cash, cash equivalents and $220 million of long-term notes receivable) was $2.3 billion at December 31, 1998 compared with $2.2 billion at December 31, 1997. The Corporation's ratio of net debt to capital was 36.4 percent at December 31, 1998 compared with 33.5 percent at December 31, 1997, which is within its target range of 30 percent to 40 percent.

- The increase in the pretax interest coverage is due primarily to the higher level of pretax income. Excluding the effect of the Unusual Items in 1998 and 1997, the pretax interest coverage would have been 10.3 times and
11.9 times, respectively.

- On January 9, 1998, the Corporation issued $200 million principal amount of 6 3/8% Debentures due January 1, 2028. This issuance supported the Corporation's classification of $200 million of short-term commercial paper as long-term debt in the December 31, 1997 Consolidated Balance Sheet.

- On July 20, 1998, the Corporation issued $300 million principal amount of 6 1/4% Debentures due July 15, 2018, and used the proceeds to retire commercial paper.

- A shelf registration statement for $200 million of debt securities is on file with the Securities and Exchange Commission ("SEC"). The registration provides flexibility to issue debt promptly if the Corporation's needs and market conditions warrant. The Corporation filed a new shelf registration statement for an additional $500 million of debt securities which as of February 28, 1999 had not yet been declared effective by the SEC.

- Revolving credit facilities of $1.0 billion are in place for general corporate purposes and to back up commercial paper borrowings.

- The Corporation's long-term debt securities have a Double-A rating, and its commercial paper is rated in the top category.

Other Commentary:

- On May 5, 1998, the Corporation announced its intention to shut down its Mobile pulp mill on September 1, 1999 and sell the Southeast Timberlands. On January 5, 1999, the Corporation announced that it had agreed to sell the Southeast Timberlands to an affiliate of a New York-based investment firm.
The sale, which is subject to regulatory clearances and completion of financing, is expected to close in the first half of 1999.

- On December 23, 1998, the Corporation announced that it had signed a definitive agreement to acquire Ballard Medical Products ("Ballard"), a leading maker of disposable medical devices for respiratory care, gastroenterology and cardiology. Under the agreement, Ballard shareholders will receive $25 for each share of Ballard common stock, payable in shares of the Corporation's common stock. The transaction, which is valued at approximately $764 million, remains subject to regulatory clearances and approval by the Ballard shareholders. The transaction is expected to be completed in April 1999 and will be accounted for as a purchase.

- In May 1998, the Corporation purchased a 50 percent equity interest in Klabin Tissue, S.A. (now known as Klabin Kimberly S.A.), the leading tissue manufacturer in Brazil.

- In July 1998, the Corporation purchased a 51 percent ownership interest in Kimberly Bolivia, S.A., a new joint venture company in Bolivia.

- In July 1998, the Corporation purchased an additional 10 percent ownership interest in its Korean affiliate, YuHan-Kimberly, Limited, increasing its ownership interest to 70 percent.

- On December 18, 1997, the Corporation completed the acquisition of Tecnol, a leading maker of disposable face masks and patient care products, through the exchange of approximately 8.7 million shares of the Corporation's common stock for all outstanding shares of Tecnol common stock. The transaction, which was valued at approximately $428 million, was accounted for as a purchase.

- Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

MARKET RISK SENSITIVITY AND INFLATION RISKS

     As required by Financial Accounting Reporting Release No. 48 issued by the SEC, the Corporation is disclosing information concerning market risk with respect to foreign exchange rates, interest rates and commodity prices. The Corporation has elected to make such disclosures utilizing a sensitivity analysis approach based on hypothetical changes in foreign exchange rates, interest rates and commodity prices.

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

Foreign Currency Risk

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows the Corporation to manage its transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset in whole, or in part, losses or gains on the underlying foreign currency exposure. The Corporation's most significant foreign currency risk relates to the Mexican peso. There have been no significant changes in how foreign currency transactional exposures were managed during 1998, and management does not foresee or expect any significant changes in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 1998, a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Corporation has transactional exposures would have resulted in a net pretax loss of approximately $39 million. Gains or losses on foreign currency contracts and transactional exposures are defined as the difference between the contract rates and the hypothetical exchange rates. In the view of management, the above losses resulting from the hypothetical changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

Interest Rate Risk

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 1998, the Corporation's debt portfolio was composed of approximately 31 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 69 percent fixed-rate debt. The strategy employed by the Corporation to manage its exposure to interest rate fluctuations did not change significantly during 1998, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     Various financial instruments issued by the Corporation and its subsidiaries are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the Corporation's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to the Corporation's fixed-rate debt outstanding at December 31, 1998, a ten percent change in interest rates would have resulted in no material change in the fair value of the Corporation's fixed-rate debt. With respect to the Corporation's commercial paper and other variable-rate debt, a ten percent increase in interest rates would have had no material effect on the Corporation's pro forma interest expense for 1998.

Commodity Price Risk

     The Corporation is subject to commodity price risk arising from price movement for purchased pulp, the market price of which is determined by industry supply and demand. Selling prices of the Corporation's tissue products are influenced by the market price for pulp. On a worldwide basis, the Corporation has reduced its internal pulp supply to approximately 75 percent of its virgin fiber needs. Closure of the Mobile pulp mill in September 1999 will reduce the percentage of integration of the Corporation's pulp requirements to approximately 45 percent. The Corporation has announced its intention to further reduce its level of pulp integration to approximately 20 percent. However, such a reduction in pulp integration could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect the Corporation's earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Conversely, if the Corporation does not lower its level of pulp integration and the market price for pulp declines, thereby possibly causing selling prices for tissue products to fall, the Corporation's profit margin could suffer, and if the price of pulp increases, thereby possibly causing the selling prices of tissue products to rise, the Corporation's profits could improve. The Corporation has not used derivative instruments in the management of these risks.

Inflation Risk

     The Corporation's inflation risks are managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.


"YEAR 2000" READINESS

     Since 1995, the Corporation has been involved in a worldwide program to be "Year 2000" ready. The program involves reviews of major business, financial and other information systems, including equipment with embedded microprocessors; development of specific plans for modification or replacement of date-sensitive software or microprocessors; execution of such plans; and the testing of such systems to ensure their "Year 2000" readiness. Included within the scope of the program are contacts with key suppliers and customers to determine the extent of their "Year 2000" readiness in order to ensure a steady flow of goods and services to the Corporation and continuity with respect to customer service.

     The Corporation's Crisis Management Program has been expanded, where necessary, to include contingency plans relating to possible "Year 2000" issues. This program includes, among other things, contingency plans and backup procedures to be followed in case of failure of production operations, the inability of major suppliers to fulfill their commitments, and the inability of major customers to submit orders and receive product.

     The Corporation's "Year 2000" contingency plans are developed and managed at the individual business and staff levels. Consequently, such plans vary depending on the requirements of the individual and staff units, and their customers, vendors and service providers. Examples of contingency plans that are being considered and may be implemented are as follows: stockpiling certain critical raw materials; negotiating alternative vendors to use in the event a primary vendor experiences a "Year 2000" problem; use of manual processing procedures in the event of computer failure; and on-site visits and consultation with major customers and suppliers to ensure a continuation of normal operations from the end of 1999 to early 2000. The Corporation expects to have the majority of its contingency plans formalized by mid-year 1999.

     Progress against the "Year 2000" readiness plan is monitored and reported to senior management and to the Corporation's board of directors on a regular basis. As of December 31, 1998, management estimates that it has completed more than 60 percent of the work involved in modifying, replacing and testing the Corporation's major systems and microprocessors, and management plans to have substantially all such work completed by June 30, 1999.

     The total cost to ensure "Year 2000" readiness, which is primarily comprised of staff time and the cost of replacing certain computerized systems and microprocessors, is estimated to be approximately $80 million. Management estimates that $39 million has been incurred for this purpose as of December 31, 1998.

     Neither the "Year 2000" issue nor the financial effects of the reviews, modifications, replacements and testing discussed above are expected to have a material adverse effect on the Corporation's business or its consolidated financial position, results of operations or cash flows.

     Management believes that its "Year 2000" readiness program has encompassed all reasonable actions and contingency plans to avoid business interruptions resulting from "Year 2000" problems. The Corporation has no information that indicates that a significant vendor may be unable to sell to the Corporation; that a significant customer may be unable to purchase from the Corporation; or that a significant service provider may be unable to provide services to the Corporation. Notwithstanding the above, the effect, if any, on the Corporation's future results of operations, due to the Corporation's major customers or suppliers not being "Year 2000" ready, cannot be reasonably estimated. Management believes that this latter risk is mitigated somewhat by the Corporation's broad base of customers and suppliers and the worldwide nature of its operations.


ADOPTION OF THE EURO

     In 1997 the Corporation established a task force to address the business issues raised by the introduction of a European single currency (the "Euro") for initial implementation on January 1, 1999 and during the transition period through January 1, 2002. During January 1999, the Corporation's European operations began processing certain transactions denominated in the Euro. These transactions have been processed accurately and efficiently. At an appropriate point during the transition period, the Corporation's financial systems located in the participating countries will be converted from local currency denominations to Euros. Management does not expect the introduction of the Euro to result in any material risk or a material increase in costs to the Corporation. All costs associated with the introduction of the Euro will be charged to income as incurred.


CONTINGENCIES AND LEGAL MATTERS

     In connection with the Mobile pulp mill closure, and as permitted by the terms of the governing contract, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of the Corporation's intent to terminate MESC's long-term contract for power, steam and liquor processing services with respect to the pulp mill. The resulting termination penalty which is specified in the contract will be included in the calculation of the expected net gain that will be recorded at the time of the closing of the sale of the Southeast Timberlands. On January 14, 1999, MESC and Mobile Energy Services Holdings, Inc. filed an action against the Corporation claiming unspecified damages in connection with the cancellation of the contract. This action is not expected to have a material adverse effect on the Corporation's business or results of operations.

     On May 13, 1997, the State of Florida, acting through its attorney general, filed a complaint in the Gainesville Division of the United States District Court for the Northern District of Florida (the "Florida District Court"), alleging that manufacturers of tissue products for away-from-home use, including the Corporation and Scott, agreed to fix prices by coordinating price increases for such products. Following Florida's complaint, an action by the states of Maryland, New York and West Virginia, as well as approximately 45 class action complaints, have been filed in various federal and state courts around the United States. These actions contain allegations similar to those made by the State of Florida in its complaint. The actions in federal courts have been consolidated for pretrial proceedings in the Florida District Court. Class certification was granted in the federal proceedings in July 1998 and will be contested in the state cases. The foregoing actions seek an unspecified amount of actual and treble damages.
The Corporation has answered the complaints in these actions and has denied the allegations contained therein as well as any liability. Discovery is proceeding.

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


ENVIRONMENTAL MATTERS

     The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to have a material adverse effect on the Corporation's business or results of operations. The Corporation has been named as a potentially responsible party at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business or results of operations.


OUTLOOK

     The Corporation encountered difficult challenges in 1998, primarily in Europe and Asia. In Europe, financial results suffered due to intense competition in tissue and the costs of expanding diaper manufacturing capacity and launching improved diapers and feminine care products. In response, a new management team was formed for the European operations and it has moved quickly to address the issues in that area. In Asia, despite the economic turmoil in that region, the Corporation has improved its market share in many of its product categories.

     The Corporation expects to sustain the double-digit growth in earnings per share from operations that it achieved in the second half of 1998. Among other things, this expectation is based on the Corporation's strengths in product brands and technology which are expected to enable the Corporation to continue to bring product innovation into the marketplace and build its presence in markets around the world. The Corporation intends to continue to employ the strategy that it has successfully used in the personal care and health care businesses and is now applying to the tissue businesses. Specifically, the Corporation intends to utilize technology to deliver superior-performing products that are favored in the marketplace. In addition, the Corporation intends to leverage its technology and cost advantages in nonwoven fabrics to attain continued growth in the health care business.

     Management believes that as a result of its three-year process of redesigning and rationalizing the Corporation's asset base - by eliminating excess, high-cost capacity and consolidating its operations into fewer, larger and more efficient facilities - the Corporation has realized, and will continue to realize, significant cost savings. In addition, management believes that the reconfigured operations give the Corporation the right technologies in the right locations to support the Corporation's future growth.

     Management also believes that the Corporation's new global organizational structure will drive sales growth, improve efficiency and increase the speed at which the Corporation brings new products to the marketplace.


INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this report concerning, among other things, the business outlook, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation including, but not limited to, the adequacy of the 1998 and 1997 Charges, the remaining costs of the Announced Plan, the adequacy of the 1998 facility consolidations charge, the sale of the Southeast Timberlands, the "Year 2000" readiness program, and the adoption of the Euro, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

     The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings, including cost savings as a result of the 1998 facility consolidations and the Announced Plan, and the ability to achieve intended facilities consolidations, projected volume increases and projected divestitures on terms advantageous to the Corporation. Furthermore, the Corporation has assumed that it will continue to identify suitable acquisition candidates in those product markets where it intends to grow by acquisition. In addition, many factors outside the control of the Corporation, including the prices of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, also could impact the realization of such estimates.

     For a description of these and other factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item I of the Corporation's Annual Report on Form 10-K entitled "Factors That May Affect Future Results."


CONSOLIDATED INCOME STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                     Year Ended December 31
                                                                     ----------------------
(Millions of dollars, except per share amounts)                   1998        1997         1996
---------------------------------------------------------------------------------------------------


NET SALES                                                        $12,297.8   $12,546.6   $13,149.1
  Cost of products sold                                            7,597.8     7,972.6     8,241.4
                                                                 ----------  ----------  ----------

GROSS PROFIT                                                       4,700.0     4,574.0     4,907.7
  Advertising, promotion and selling expenses                      1,937.4     1,937.2     2,029.7
  Research expense                                                   224.8       211.8       207.9
  General expense                                                    726.9       623.9       603.0
  Goodwill amortization                                               33.3        16.8        13.4
  Restructuring and other unusual charges                            101.5       481.1           -
                                                                 ----------  ----------  ----------

OPERATING PROFIT                                                   1,676.1     1,303.2     2,053.7
  Interest income                                                     24.3        31.4        28.1
  Interest expense                                                  (198.7)     (164.8)     (186.7)
  Other income (expense), net                                        124.4        17.7       107.2
                                                                 ----------  ----------  ----------

INCOME BEFORE INCOME TAXES                                         1,626.1     1,187.5     2,002.3
  Provision for income taxes                                         561.9       433.1       700.8
                                                                 ----------  ----------  ----------

INCOME BEFORE EQUITY INTERESTS                                     1,064.2       754.4     1,301.5
  Share of net income of equity companies                            137.1       157.3       152.4
  Minority owners' share of subsidiaries' net income                 (24.3)      (27.7)      (50.1)
                                                                 ----------  ----------  ----------

INCOME BEFORE EXTRAORDINARY GAINS AND CUMULATIVE
    EFFECT OF ACCOUNTING CHANGE                                    1,177.0       884.0     1,403.8
    Extraordinary gains, net of income taxes                             -        17.5           -
    Cumulative effect of accounting change, net of income taxes      (11.2)          -           -
                                                                 ----------  ----------  ----------

NET INCOME                                                       $ 1,165.8   $   901.5   $ 1,403.8
                                                                 ==========  ==========  ==========

PER SHARE BASIS
    BASIC
    Income before extraordinary gains and cumulative effect
      of accounting change                                       $    2.14   $    1.59   $    2.49
                                                                 ==========  ==========  ==========
    Net income                                                   $    2.12   $    1.62   $    2.49
                                                                 ==========  ==========  ==========

    DILUTED
    Income before extraordinary gains and cumulative effect
      of accounting change                                       $    2.13   $    1.58   $    2.48
                                                                 ==========  ==========  ==========
    Net income                                                   $    2.11   $    1.61   $    2.48
                                                                 ==========  ==========  ==========









See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEET
Kimberly-Clark Corporation and Subsidiaries

                                                December 31
                                                -----------
(Millions of dollars)  ASSETS                1998        1997
----------------------------------------------------------------


CURRENT ASSETS

  Cash and cash equivalents                $   144.0  $    90.8

  Accounts receivable                        1,465.2    1,606.3

  Inventories                                1,283.8    1,319.5

  Deferred income taxes                        356.4      341.6

  Prepaid expenses and other                   117.5      130.8
                                           ---------  ---------

    TOTAL CURRENT ASSETS. . . . . . . . .    3,366.9    3,489.0

PROPERTY

  Land and timberlands                         159.4      202.0

  Buildings                                  1,670.1    1,472.6

  Machinery and equipment                    8,454.7    7,715.0

  Construction in progress                     263.5      366.6
                                           ---------  ---------

                                            10,547.7    9,756.2

  Less accumulated depreciation              4,702.7    4,155.6
                                           ---------  ---------

    NET PROPERTY. . . . . . . . . . . . .    5,845.0    5,600.6

INVESTMENTS IN EQUITY COMPANIES                813.1      567.7

ASSETS HELD FOR SALE                           109.5      280.0

GOODWILL, NET OF ACCUMULATED AMORTIZATION      588.3      594.8

OTHER ASSETS                                   787.5      733.9
                                           ---------  ---------

                                           $11,510.3  $11,266.0
                                           =========  =========






See Notes to Consolidated Financial Statements.



                                                                                  December 31
                                                                                  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY                                           1998        1997
---------------------------------------------------------------------------------------------------


CURRENT LIABILITIES

  Debt payable within one year                                               $   635.4   $   663.1

  Trade accounts payable                                                         663.0       747.1

  Other payables                                                                 340.2       302.3

  Accrued expenses                                                             1,453.7     1,445.6

  Accrued income taxes                                                           562.9       408.8

  Dividends payable                                                              135.5       131.4
                                                                             ----------  ----------

    TOTAL CURRENT LIABILITIES                                                  3,790.7     3,698.3

LONG-TERM DEBT                                                                 2,068.2     1,803.9

NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS                                899.9       887.1

DEFERRED INCOME TAXES                                                            666.3       580.8

MINORITY OWNERS' INTERESTS IN SUBSIDIARIES                                       198.0       162.6


STOCKHOLDERS' EQUITY

  Preferred stock - no par value - authorized 20.0 million shares,
    none issued                                                                      -           -

  Common stock - $1.25 par value - authorized 1.2 billion shares;
    issued 568.6 million shares at December 31, 1998 and 1997                    710.8       710.8

  Additional paid-in capital                                                      86.3       113.3

  Common stock held in treasury, at cost - 30.3 million and 12.3 million
    shares at December 31, 1998 and 1997, respectively                        (1,454.7)     (617.1)

  Accumulated other comprehensive income (loss)                                 (964.3)     (966.6)

  Retained earnings                                                            5,509.1     4,892.9
                                                                             ----------  ----------

    TOTAL STOCKHOLDERS' EQUITY                                                 3,887.2     4,133.3
                                                                             ----------  ----------

                                                                             $11,510.3   $11,266.0
                                                                             ==========  ==========



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Kimberly-Clark Corporation and Subsidiaries



                           Common Stock                                      Accumulated
                              Issued         Additional    Treasury Stock      Other                 Total
(Millions of dollars     ------------------   Paid-In    ------------------ Comprehensive Retained Stockholders' Comprehensive
except share amounts)     Shares     Amount   Capital    Shares      Amount  Income(Loss) Earnings   Equity         Income
-------------------------------------------------------------------------------------------------------------------------------


Balance at
  December 31, 1995 . .  564,560,236  $705.8  $ 66.1    2,959,448   $ (74.9)  $(668.6)  $3,638.9   $3,667.3
Shares issued for the
  exercise of stock
  options and awards. .    4,036,574     5.0    70.6   (6,688,178)    209.3         -          -      284.9
Shares purchased for
  treasury. . . . . . .            -       -       -    8,951,924    (348.8)        -          -     (348.8)
Comprehensive income:
  Net income. . . . . .            -       -       -            -         -         -    1,403.8    1,403.8     $1,403.8
  Other comprehensive
    income (loss):
      Unrealized
        translation
        adjustments . .            -       -       -            -         -     (16.3)         -      (16.3)       (16.3)
      Minimum pension
        liability
        adjustment. . .            -       -       -            -         -      17.5          -       17.5         17.5
                                                                                                                ---------
Comprehensive
  income                           -       -       -            -         -         -          -          -     $1,405.0
                                                                                                                =========
Dividends declared on
  common shares . . . .            -       -       -            -         -         -     (519.0)    (519.0)
                         -----------  ------  -------  -----------  --------  --------  ---------  ---------
Balance at
  December 31, 1996 . .  568,596,810   710.8   136.7    5,223,194    (214.4)   (667.4)   4,523.7    4,489.4
Shares issued for the
  exercise of stock
  options and awards. .            -       -   (18.2)  (2,434,504)     88.2         -          -       70.0
Shares purchased for
  treasury. . . . . . .            -       -       -   18,143,208    (910.6)        -          -     (910.6)
Shares issued for the
  acquisition of Tecnol            -       -    (5.2)  (8,681,530)    419.7         -          -      414.5
Comprehensive income:
  Net income. . . . . .            -       -       -            -         -         -      901.5      901.5     $  901.5
  Other comprehensive
    income (loss):
      Unrealized
        translation
        adjustments . .            -       -       -            -         -    (296.4)         -     (296.4)      (296.4)
      Minimum pension
        liability
        adjustment. . .            -       -       -            -         -      (2.8)         -       (2.8)        (2.8)
                                                                                                                ---------
Comprehensive
  income                           -       -       -            -         -         -          -          -     $  602.3
                                                                                                                =========
Dividends declared on
  common shares . . . .            -       -       -            -         -         -     (532.3)    (532.3)
                         -----------  ------  -------  -----------  --------  --------  ---------  ---------
Balance at
  December 31, 1997 . .  568,596,810   710.8   113.3   12,250,368    (617.1)   (966.6)   4,892.9    4,133.3

Shares issued for the
  exercise of stock
  options and awards.              -       -   (27.0)  (1,643,718)     82.1         -          -       55.1
Shares purchased for
  treasury. . . . . .              -       -       -   19,732,752    (919.7)        -          -     (919.7)
Comprehensive income:
  Net income. . . . .              -       -       -            -         -         -    1,165.8    1,165.8     $1,165.8
  Other comprehensive
    income (loss):
      Unrealized
        translation
        adjustments .              -       -       -            -         -       3.1          -        3.1          3.1
      Minimum pension
        liability
        adjustment. .              -       -       -            -         -       (.8)         -        (.8)         (.8)
                                                                                                                ---------
Comprehensive
  income. . . . . . .              -       -       -            -         -         -          -          -     $1,168.1
                                                                                                                =========
Dividends declared on
  common shares . . .              -       -       -            -         -         -     (549.6)    (549.6)
                         -----------  ------  -------  ----------- ---------- --------- ---------  ---------
Balance at
  December 31, 1998 .    568,596,810  $710.8  $ 86.3   30,339,402  $(1,454.7)  $(964.3)  $5,509.1  $3,887.2
                         ===========  ======  =======  =========== ========== ========= =========  =========







See Notes to Consolidated Financial Statements.


CONSOLIDATED CASH FLOW STATEMENT
Kimberly-Clark Corporation and Subsidiaries

                                                                    Year Ended December 31
                                                                    ----------------------
(Millions of dollars)                                            1998        1997       1996
-------------------------------------------------------------------------------------------------


OPERATIONS
  Net income                                                   $ 1,165.8   $   901.5   $ 1,403.8
  1998 and 1997 Charges                                            108.8       701.2           -
  Charge for facility consolidations                               123.2           -           -
  Write-down of certain intangible and other assets                 95.6           -           -
  Cumulative effect of accounting change, net of income taxes       11.2           -           -
  Extraordinary gains, net of income taxes                             -       (17.5)          -
  Depreciation                                                     509.2       490.9       561.0
  Amortization of goodwill                                          33.3        16.8        13.4
  Deferred income tax provision                                     53.3        11.2        40.5
  Net gains on asset sales                                        (125.9)       (8.4)      (75.1)
  Equity companies' earnings in excess of dividends paid           (15.1)      (62.1)     (100.2)
  Minority owners' share of subsidiaries' net income                24.3        27.7        50.1
  Decrease (Increase) in operating working capital                  63.6      (588.4)     (141.6)
  Pension funding in excess of expense                             (45.9)      (10.2)      (16.8)
  Other                                                            (10.1)      (56.1)      (60.9)
                                                               ----------  ----------  ----------

      CASH PROVIDED BY OPERATIONS                                1,991.3     1,406.6     1,674.2
                                                               ----------  ----------  ----------

INVESTING
  Capital spending                                                (669.5)     (944.3)     (883.7)
  Acquisitions of businesses, net of cash acquired                (342.5)      (82.2)     (223.6)
  Proceeds from dispositions of property and businesses            324.9       779.6       455.4
  Other                                                            (11.3)      (58.9)       18.9
                                                               ----------  ----------  ----------

      CASH USED FOR INVESTING                                     (698.4)     (305.8)     (633.0)
                                                               ----------  ----------  ----------

FINANCING
  Cash dividends paid                                             (545.5)     (530.6)     (461.5)
  Net (decrease) increase in short-term debt                        (2.6)      355.3      (348.8)
  Increases in long-term debt                                      538.3       107.5        75.8
  Decreases in long-term debt                                     (319.1)     (253.8)     (321.2)
  Proceeds from exercise of stock options                           38.3        49.2       207.9
  Acquisitions of common stock for the treasury                   (919.7)     (910.6)     (348.8)
  Other                                                            (29.4)       89.8        17.0
                                                               ----------  ----------  ----------

      CASH USED FOR FINANCING                                   (1,239.7)   (1,093.2)   (1,179.6)
                                                               ----------  ----------  ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               $    53.2   $     7.6   $  (138.4)
                                                               ==========  ==========  ==========






See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kimberly-Clark Corporation and Subsidiaries


NOTE 1.   ACCOUNTING POLICIES

Basis of Presentation

     The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries that are more than 50 percent owned. Investments in nonconsolidated companies that are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies. All significant intercompany transactions and accounts are eliminated in consolidation.

     Certain reclassifications have been made to conform prior year data to the current year presentation.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.


Inventories

     Most U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax purposes and for financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are generally valued at the lower of cost, generally using the First-In, First-Out (FIFO) method, or market.


Property and Depreciation

     Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.


Goodwill and Other Intangible Assets

     Goodwill is amortized on the straight-line method over various periods not exceeding 40 years. The realizability and period of benefit of goodwill is evaluated periodically to assess recoverability and, if warranted, impairment or adjustment of the period benefited would be recognized. Accumulated amortization of goodwill at December 31, 1998 and 1997 was $150.8 million and $94.1 million, respectively.

Advertising Expense

     Advertising expense is comprised of media, agency and production expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. The Corporation uses no direct response advertising. Advertising expenses charged to income totaled $295.3 million in 1998, $306.6 million in 1997 and $284.9 million in 1996.


Revenue Recognition

     Sales revenue is recognized at the time of product shipment to unaffiliated customers and appropriate provision is made for uncollectible accounts.


Environmental Expenditures

     Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action.


Stock-Based Compensation

     Compensation cost for stock options and awards is measured based on intrinsic value under Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees. (See Note 8 to the Consolidated Financial Statements.)


Accounting Standards Changes

     In 1998, the Corporation adopted the following Statements of Financial Accounting Standards ("SFAS"):

- SFAS 130, Reporting Comprehensive Income, which requires the components of comprehensive income to be disclosed in the financial statements.

- SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which requires disclosures of certain information about the Corporation's operating segments on a basis consistent with the way in which the Corporation is managed and operated.

- SFAS 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which revises disclosures about pensions and other postretirement benefits and requires presentation of information about such plans in a standardized format.

     Adoption of these new standards required that the Corporation reclassify prior years' information and make certain new disclosures in the notes to the consolidated financial statements.

     In 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-up Activities, which requires that such costs be expensed as incurred. The Corporation's practice had been to record the costs of bringing significant new or expanded facilities into operation as deferred charges and to amortize them over periods of not more than five years. The Corporation adopted
SOP 98-5 effective January 1, 1998, and restated 1998 first quarter results to record a pretax charge of $17.8 million, $11.2 million after taxes, or $.02 per share, as the cumulative effect of this accounting change. This change had no material effect on total costs and expenses for 1998.


New Pronouncements

     In 1998, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This standard, which establishes new accounting and reporting standards for derivative financial instruments, must be adopted no later than 2000. The Corporation is currently analyzing the effect of this standard and does not expect it to have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

     In 1998, AcSEC issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement, which becomes effective in 1999, requires that certain costs of developing or obtaining software for internal use be capitalized. The Corporation presently capitalizes most of the required costs, and consequently does not expect the statement to have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

NOTE 2.  BUSINESS IMPROVEMENT AND OTHER PROGRAMS

     A number of actions have been taken in recent years to address the Corporation's ongoing business competitiveness by improving its operating efficiency and cost structure.

Facility Consolidations

- In the fourth quarter of 1998, the Corporation recorded a charge for facility consolidations of $123.2 million to, among other things, further align tissue manufacturing capacity with demand in Europe, to close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand and write down certain excess feminine care production equipment in North America. Included in the charge was $79.6 million for the write-down of tissue manufacturing assets in Europe and the 1999 closure of a diaper facility in Canada. Because the diaper facility will be closed rather than sold, the entire book value of the facility was written off. Employee severance costs of $12.3 million also were recorded for approximately 450 employees who were notified by December 31, 1998 of the Corporation's plans to terminate their employment. Asset write-downs to estimated fair value and inventory losses associated with the facility closing and capacity alignment and the tissue machine shut-down totaling $31.3 million also were recorded. These costs, which were charged to cost of products sold, reduced 1998 operating profit $123.2 million, and net income $86.1 million, or $.16 per share. Approximately 57 percent of the pretax charge relates to the Tissue segment and 43 percent relates to the Personal Care segment. The employee severance costs and other cash costs of closures and consolidations of $11.8 million are included in other accrued liabilities at December 31, 1998.

Write-down of Certain Intangible and Other Assets

- During the third quarter of 1998, the Corporation completed a periodic review of its intangible assets, such as trademarks and goodwill, to determine if they were impaired. Impairment is deemed to exist whenever the undiscounted estimated future cash flows are less than the carrying amount of such intangible assets. Impairment losses are measured by the difference between the asset carrying amount and the present value of the estimated future cash flows. As a result of the review, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and were written down. These write-downs, which were charged to general expense, reduced 1998 operating profit $70.2 million and net income $57.1 million, or $.10 per share.

- During the third quarter of 1998, the Corporation completed a technology review of personal computers ("PCs") which demonstrated that (i) PCs have reduced economic lives as a consequence of rapid technological improvements,
(ii) more sophisticated software applications require more powerful PCs, and
(iii) most of the Corporation's PCs acquired prior to 1997 were technologically obsolete. Consequently, the Corporation concluded that its previous practice of capitalizing the costs of PCs and depreciating them over five years was no longer appropriate. Accordingly, the Corporation began depreciating the cost of all new PCs acquired after September 30, 1998 over two years. In addition, in recognition of the change in estimated useful lives of its existing PC assets, the remaining book value of all PCs acquired prior to 1997 was written down. This change in estimate, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $25.4 million and net income $16.5 million, or $.03 per share. Of the $25.4 million, $11.3 million was charged to cost of products sold and $14.1 million was charged to general expense.

- Approximately 15 percent of the write-down of certain intangible and other assets described above relates to the Tissue segment, 84 percent relates to the Personal Care segment and 1 percent relates to the Health Care and Other segment.

Announced Plan

     In the fourth quarter of 1997, the Corporation announced a plan to restructure its worldwide operations ("Announced Plan"), the total pretax cost of which was estimated at $810.0 million. In conjunction with the Announced Plan, the Corporation recorded a pretax charge of $701.2 million in 1997 ("1997 Charge") and recorded the remaining $108.8 million in 1998 ("1998 Charge") at the time these costs became accruable under appropriate accounting principles.

     The Announced Plan includes:

- The sale, closure or downsizing of 18 manufacturing facilities worldwide. These actions will result in the consolidation of the Corporation's manufacturing operations into fewer, larger and more efficient facilities. They will eliminate excess production capacity, including more than 200,000 metric tons of high-cost tissue manufacturing capacity in North America and Europe.

-     A workforce reduction of approximately 5,000 employees.

- The write-down of property, plant and equipment and other assets not needed in the restructured manufacturing operations; the elimination of excess manufacturing capacity; and the write-down of certain inventories in restructured operations and other assets.

- The elimination of the Corporation's facilities and capacity which became excessive as a result of the combination of the Corporation's health care operations with those of Tecnol Medical Products, Inc. ("Tecnol").

- The write-down of certain assets that became obsolete in 1997 due to enacted U.S. environmental air and water emission rules that require reduced emission levels of certain chemical compounds from the Corporation's pulp production operations.

- Contract terminations, cash costs for mill closures and other obligations.

     The following summarizes the major actions relating to facility disposals and workforce reductions that were accomplished through December 31, 1998.

- Of the 18 manufacturing facilities, 12 have been either sold, closed or downsized through December 31, 1998. Five facilities will be disposed of by the third quarter of 1999, the largest of which is a tissue manufacturing facility in Gennep, Netherlands, which will be closed by the end of the second quarter of 1999. Plans to close a tissue manufacturing facility in North America were canceled as discussed in the "Adjustments and Reclassifications" section of this footnote.

     In addition to the original 18 facilities, other manufacturing facilities were identified for closure or consolidation with other operations under the program set forth in the Announced Plan. Two facilities in Nogales, Mexico were consolidated with other operations in 1998; a facility in China will be closed in the second quarter of 1999; and a yet to be announced tissue manufacturing facility will be closed in 2000. This latter closure will increase the elimination of high-cost production capacity to 230,000 annual metric tons.

- A total workforce reduction of 5,000 employees was projected under the Announced Plan. Through December 31, 1998, a total workforce reduction of 3,700 has been realized. Approximately 1,100 additional employees will be terminated in 1999. The actual cost of the workforce reduction approximates the cost that was estimated in the Announced Plan.

     The major categories of the 1998 and 1997 Charges and their subsequent utilization are summarized below:


                                     Amounts Charged                  Amounts     Amounts to
                                      to Earnings                     Utilized   be Utilized
                                    ----------------   Reallocations  Through      Beyond
(Millions of dollars)               in 1998  in 1997     in 1998       1998         1998
---------------------------------------------------------------------------------------------


Costs of workforce reduction . . .  $ 64.4  $ 57.3     $ (2.5)      $(119.2)       $    -

Losses on facility disposals . . .       -   165.0        9.3        (162.5)         11.8

Write-downs of property, plant and
  equipment and other assets . . .    13.5   333.4      (17.6)       (214.9)        114.4

Asset impairments. . . . . . . . .     4.5    82.6      (15.3)        (71.8)            -

Contract terminations, cash
  costs for mill closures and
  other obligations. . . . . . . .    26.4    62.9       26.1         (64.5)         50.9
                                    ------  ------     -------      --------       ------

                                    $108.8  $701.2     $    -       $(632.9)       $177.1
                                    ======  ======     =======      ========       ======



1998 Charge

     The 1998 Charge reduced operating profit, net income and net income per share by $108.8 million, $86.9 million and $.16, respectively. Of the 1998 Charge, $7.3 million relates to the write-down of certain assets and inventories and has been charged to cost of products sold, and $101.5 million has been recorded as restructuring and other unusual charges in the Consolidated Income Statement. Approximately 76 percent of the 1998 Charge relates to the Tissue segment, 22 percent relates to the Personal Care segment and 2 percent relates to the Health Care and Other segment. Approximately
25 percent of the 1998 Charge relates to North American operations and 72 percent relates to European operations.

     The principal costs included in the 1998 Charge are as follows:

- The costs of workforce reduction are primarily composed of severance payments and other employee-related costs for 1,800 employees at facilities which have been or are to be sold or closed and other operations that are being downsized. The employees involved were notified by December 31, 1998 of the Corporation's plans to terminate their employment, along with their termination arrangements.

- Write-down of property, plant and equipment and other assets represents the net book value of older, less efficient machinery and equipment not needed in the restructured manufacturing operations and the elimination of excess manufacturing capacity.

- Contract terminations, cash costs for mill closures and other obligations primarily represent the costs of certain lease obligations.



1997 Charge

     The 1997 Charge reduced operating profit, net income and net income per share by $701.2 million, $503.1 million and $.91, respectively. Of the 1997 Charge, $220.1 million related to the write-down of certain assets and inventories and was charged to cost of products sold, and $481.1 million was recorded as restructuring and other unusual charges in the Consolidated Income Statement. Approximately 71 percent of the 1997 Charge related to the Tissue segment, 24 percent related to the Personal Care segment and 3 percent related to the Health Care and Other segment. Approximately 59 percent of the 1997 Charge related to North American operations and 27 percent related to European operations.

     The principal costs included in the 1997 Charge were as follows:

- The costs of workforce reduction were primarily composed of severance payments and other employee-related costs for 1,900 employees at facilities which had been or were to be sold or closed and other operations that were being downsized. The employees involved were notified by December 31, 1997 of the Corporation's plans to terminate their employment, along with their termination arrangements.

- Losses on facility disposals included the write-down to estimated net realizable value of facilities which had been or were to be disposed of and related costs of disposition. Three facilities represent nearly all of the charge. Because these facilities were planned to be closed, rather than sold, the entire book value of each facility was written off. A tissue manufacturing facility in Orleans, France was originally planned to be closed but was sold in 1998 as discussed in the "Adjustments and Reclassifications" section below. A tissue manufacturing facility in Winslow, Maine was closed in April 1998. Part of a tissue manufacturing and converting facility in Marinette, Wisconsin was closed in December 1997.

- Write-down of property, plant and equipment and other assets represented the net book value of older, less efficient machinery and equipment not needed in the restructured manufacturing operations; the elimination of excess manufacturing capacity; the write-down of the net book value of assets that became obsolete due to enacted U.S. environmental air and water emission rules; and the elimination of the Corporation's existing facilities and capacity which became excessive as a result of the Tecnol acquisition.

- Asset impairments represented charges for manufacturing facilities where the future cash flows from operations and the sale or closure were estimated to be insufficient to cover the carrying amounts of such facilities. Each facility was written down to its estimated fair value based on the Corporation's assessment of expected future cash flows from operations and disposal, discounted at a rate commensurate with the risk involved.

     The 1997 Charge was based on management's Announced Plan to restructure the Corporation's worldwide operations and information available at the time the decision was made to undertake the required actions. As discussed below, based on subsequent events, certain aspects of the actions contemplated in the 1997 Charge were revised. In addition, the costs of other actions under the Announced Plan were recorded in 1998. Although certain specific actions originally included in the Announced Plan have been modified, the overall Announced Plan is expected to be accomplished at a total cost approximating the original estimate of $810.0 million.



Adjustments and Reclassifications

     The "Reallocations in 1998" column in the preceding summary reflects the following adjustments and reclassifications:

- Included in the 1997 Charge were estimated losses for the planned closure of a tissue manufacturing facility at Orleans, France and other related costs. During 1998, the closure plans were abandoned and the facility was sold. As a result, the Corporation reallocated $17.5 million of the reserves for facility disposals to requirements under other qualifying programs identified in the Announced Plan.

- Management canceled its plans to close a tissue facility in North America for which it had established an impairment reserve of $15.3 million as part of the 1997 Charge. As a result of the change in plans, which was caused by the completion of an internal analysis that demonstrated the viability of a business that previously was not profitable, and by structural changes in operations, the Corporation reallocated the $15.3 million of the reserve for asset impairments to requirements under other qualifying programs identified in the Announced Plan.

- Because of the decision to close the Canadian diaper facility which is part of the $123.2 million fourth quarter charge for facility consolidations, approximately $16.6 million of reserves for the write-down of excess diaper assets was determined to be unnecessary and these diaper assets were not removed from service. The fourth quarter 1998 facility consolidations charge includes a write-off of the Canadian diaper facility to be closed in 1999, including the related costs of closure. The decision to close this facility was a result of the substantial increase in the Corporation's diaper productivity in North America in the last three years. As a result of this productivity increase and the effects of expected future productivity gains, manufacturing capacity was projected to exceed demand. This closure will balance capacity with demand. Because the facility is expected to be closed rather than sold, the entire book value of the facility was written off. As a result of the cancellation of the diaper asset write-downs provided for in the 1997 Charge, the Corporation reallocated the $16.6 million reserve for write-downs to requirements under other qualifying programs identified in the Announced Plan.

- Included in the 1997 Charge was approximately $29.7 million for the write-down and removal of certain assets at the Corporation's pulp production operation in Mobile, Alabama. In 1997, the U.S. Government enacted new environmental air and water emission rules that required reduced emission levels of certain chemical compounds from the Corporation's pulp production facilities. These rules would have required the Corporation to spend more than $250 million to achieve the new emission levels at its Mobile pulp mill. S.D. Warren Company, a producer of printing and publishing papers, currently purchases approximately one-third of the pulp mill's output. On May 4, 1998, S.D. Warren and the Corporation announced an agreement to terminate their pulp supply contract in September 1999. As a result of the cancellation of the pulp supply contract and the cost of implementing the new emission rules, on May 5, 1998, the Corporation announced it would shut down its Mobile pulp mill on September 1, 1999, sell the associated woodlands and related operations ("Southeast Timberlands") and retain its pulp facility in New Glasgow, Nova Scotia. On January 5, 1999, the Corporation announced that it had agreed to sell the Southeast Timberlands to an affiliate of a New York-based investment firm. As a result of these changes in plans, $10.6 million of the reserve for write-downs was reallocated to requirements under other qualifying programs identified in the Announced Plan.

- In 1998, management committed to a plan to close a tissue manufacturing facility in order to continue to align capacity with demand. The facility, the name of which has not yet been announced publicly, will be closed by the end of 2000. Since this facility will be disposed of, its carrying amount was reduced to zero by reallocation of $26.8 million to the reserve for losses on facility disposals.

- Also in 1998, management reallocated reserves to cover other qualifying programs that had either been underestimated in 1997 or were extensions of such programs. None of these reallocations was individually material. These other reallocations changed the individual categories of the reserve as follows:

-     Costs of workforce reduction decreased $2.5 million.

- Write-down of property, plant and equipment and other assets increased $9.6 million.

- Contract terminations, cash costs for mill closures and other obligations increased $26.1 million.

     During 1998, certain programs were completed at a total cost of $2.5 million less than originally estimated in 1997, and such amount was returned to earnings in the Consolidated Income Statement. Of this amount, $2.0 million was reflected in the operating profit of the Health Care and Other segment and $.5 million was unallocated.

     At December 31, 1998, there are no reserves remaining to be utilized that are not specifically identified with a qualifying program under the Announced Plan.

Other Information

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued liabilities for the Announced Plan together with cash payments made against such accruals for the two years ending December 31, 1998.




                              Charges(a)                Charges(a)
                                 in              Balance    in                     Balance
(Millions of dollars)           1997    Payments 12/31/97  1998 Payments Other(b) 12/31/98
-----------------------------------------------------------------------------------------

Workforce severance . . . . .  $ 57.6  $ (5.1)  $ 52.5  $43.1  $(47.6)  $    -   $ 48.0
Facility closure costs. . . .    12.6    (3.3)     9.3      -    (4.8)       -      4.5
Asset removal costs . . . . .    24.0     (.1)    23.9     .8   (13.2)       -     11.5
Environmental costs and lease
  and contract terminations .    37.9     (.3)    37.6   22.9   (22.0)     5.0     43.5
Other costs . . . . . . . . .    71.2    (2.7)    68.5   23.2    (4.1)   (50.9)    36.7
                               ------  -------  ------  -----  -------  -------  ------

                               $203.3  $(11.5)  $191.8  $90.0  $(91.7)  $(45.9)  $144.2
                               ======  =======  ======  =====  =======  =======  ======


(a) The charges in 1997 and 1998 were included in the restructuring and other unusual charges in the Consolidated Income Statement.

(b)     Includes reclassification of $5.0 million from other accrued liabilities, and reclassification of $48.4 million from accrued liabilities to other assets for noncash items, and $2.5 million that was returned to earnings as discussed above.


     Pursuant to the Corporation's accounting policies for business improvement programs, certain amounts are considered to be utilized prior to their being paid in cash. For example, charges for severance payments are considered to be utilized when the liability for such payments becomes fixed and identified with individual employees. Such amounts remain in accrued liabilities until paid in cash in accordance with the severance payment schedules. Likewise, lease termination charges and other cash obligations are considered to be utilized when they become fixed obligations, but such liabilities remain in accrued liabilities until paid in accordance with the contractual arrangements. Included in accrued liabilities for the Announced Plan are cash payment obligations for severance payments, lease payments and other cash obligations, totaling $81.5 million which, although utilized, remain to be paid in accordance with the individual arrangements. At December 31, 1998, the Announced Plan had $177.1 million remaining to be utilized, of which $114.4 million represents noncash items for the write-down of property, plant and equipment and other assets.

     During 1997 and 1998, in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, depreciation expense was suspended on facilities included in the Announced Plan that were held for disposal. Depreciation for these facilities would have been $7.5 million in 1998 and $3.3 million in 1997.

     In addition, during 1997 and 1998, in accordance with SFAS 121, depreciation was suspended on certain pulp producing facilities that were held for disposal or disposed of. Depreciation for these facilities would have been $12.6 million in 1998 and $47.3 million in 1997. The reduction in suspended depreciation in 1998 versus 1997 was a result of the sale of a noncore pulp and newsprint facility located in Coosa Pines, Alabama ("Coosa") in March 1997 and the reclassification of the New Glasgow, Nova Scotia and the Terrace Bay, Ontario pulp manufacturing facilities from assets held for sale to property during 1998.

     Determination of the individual results of operations of the above facilities during the depreciation suspension period is not meaningful because of the integration of the operations of these facilities into the overall consolidated operating results.

1995 Restructuring

     In connection with the Corporation's merger with Scott Paper Company ("Scott"), the Corporation recorded a $1,440.0 million pretax charge in 1995 for restructuring the combined organizations and for other unusual items related to the merger ("1995 Charge"). The following presents the total 1995 Charge and the utilization of the charge for the three years ending December 31, 1998.

          (Millions of dollars)                               Amount
          -------------------------------------------------------------

          1995 Charge                                         $1,440.0
          Amount utilized in 1996                             (1,016.9)
          Amount utilized in 1997                               (351.7)
          Amount utilized in 1998                                (52.6)
                                                            -----------

          Amount not utilized at December 31, 1998          $     18.8
                                                             ==========

     During 1996, 1997 and 1998, as part of management's process to monitor completion of the programs related to the 1995 Charge, certain amounts were identified as being in excess of the current estimate to complete the overall plan for the merger and restructuring. The differences between the then current estimate and the remaining accrual balance for the plan were returned to earnings as credits to cost of products sold in the Consolidated Income Statement as follows: 1996, $65.0 million; 1997, $57.7 million; and 1998, $10.3 million. These amounts, which were not material to consolidated operating profit in any of the three years, were included in the operating profit of the Tissue segment.


     The Corporation is in the process of completing a final review of all of the approximately 350 programs that comprised the 1995 Charge to ensure that each of the programs has been completed. At the conclusion of this review, the $18.8 million not utilized at December 31, 1998 will be reallocated to requirements under qualifying programs, if appropriate, or will be returned to earnings in the first quarter of 1999.

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued liabilities for the 1995 Charge together with cash payments made against such accruals for the two years ending December 31, 1998.



                                 Balance                       Balance                       Balance
 (Millions of dollars)          12/31/96   Payments  Other(a) 12/31/97  Payments Other(a)   12/31/98
-----------------------------------------------------------------------------------------------------


Workforce severance . . . . . . .  $ 88.7  $ (59.8)  $(15.1)  $13.8    $ (4.6)   $(7.9)      $ 1.3
Asset removal costs . . . . . . .    22.2    (13.7)       -     8.5      (8.5)       -           -
Environmental costs and lease and
  contract terminations . . . . .    87.0    (31.3)   (24.3)   31.4      (9.9)    (6.2)       15.3
Other costs . . . . . . . . . . .   141.8    (77.2)   (41.8)   22.8     (12.0)     8.2        19.0
                                   ------  --------  -------  -----    -------   ------      -----

                                   $339.7  $(182.0)  $(81.2)  $76.5    $(35.0)   $(5.9)      $35.6
                                   ======  ========  =======  =====    =======   ======      =====


(a)     Reclassifications from accrued liabilities to other assets, property, plant and equipment and inventory for noncash items, and the credits included in cost of products sold as discussed above.


Accounting Policies for Business Improvement Programs

     The Corporation considers amounts included in the business improvement programs to be utilized when the following specific criteria are met. Workforce related reserves are considered utilized when contractual termination liabilities are fixed. The reserves for facility disposals are considered utilized when a formal agreement has been reached to sell such facilities. Reserves for excess capacity, restructured facilities and other assets are considered utilized on the occurrence of one of the following events: management (i) closes such facilities; (ii) sells such facilities; or
(iii) writes down such assets because there are no plans for any future recovery of carrying amounts. Costs for contract settlements and lease terminations are considered utilized at the time settlements are negotiated and agreed upon and the amounts of required payments are fixed.

     Provisions for asset impairments are based on discounted cash flow projections in accordance with SFAS 121, and such assets are written down to their estimated fair values.

     The operating costs of facilities to be sold or closed are charged to operating profit during the period such facilities remain in use. Salaries, wages and benefits of employees at such locations are charged to operations during the time such employees are actively employed.

NOTE 3.   INCOME TAXES


     An analysis of the provision for income taxes follows:

                                                                 Year Ended December 31
                                                                 ----------------------
(Millions of dollars)                                           1998      1997      1996
-------------------------------------------------------------------------------------------

Current income taxes:
  United States                                                  $402.0   $ 423.9   $474.4
  State                                                            26.8      96.7     67.6
  Other countries                                                  79.8     104.6    118.3
                                                                 -------  --------  -------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .   508.6     625.2    660.3
                                                                 -------  --------  -------

Deferred income taxes:
  United States                                                    91.6     (82.3)    38.8
  State                                                            13.7     (56.5)   (10.1)
  Other countries                                                 (58.6)    (14.9)    11.8
                                                                 -------  --------  -------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .    46.7    (153.7)    40.5
                                                                 -------  --------  -------

Total provision for income taxes                                  555.3     471.5    700.8

Less income taxes related to:

  Extraordinary gains . . . . . . . . . . . . . . . . . . . . .       -      38.4        -

  Cumulative effect of accounting change. . . . . . . . . . . .    (6.6)        -        -
                                                                 -------  --------  -------

Total provision excluding income taxes related to extraordinary
  gains and cumulative effect of accounting change               $561.9   $ 433.1   $700.8
                                                                 =======  ========  =======





     Income before income taxes is classified in the Consolidated Income Statement as follows:

                                                                    Year Ended December 31
                                                                    ----------------------
(Millions of dollars)                                              1998      1997       1996
------------------------------------------------------------------------------------------------

Income Before Extraordinary Gains and Cumulative Effect of
  Accounting Change:
    United States. . . . . . . . . . . . . . . . . . . . .  $      1,612.3   $1,132.6  $1,624.9
    Other countries. . . . . . . . . . . . . . . . . . . .            13.8       54.9     377.4
                                                            ---------------  --------  --------
                                                            $      1,626.1   $1,187.5  $2,002.3
                                                            ===============  ========  ========
Extraordinary Gains:
  United States                                             $            -   $   55.9  $      -
                                                            ===============  ========  ========

Cumulative Effect of Accounting Change:
  United States                                             $        (17.2)  $      -  $      -
  Other countries                                                      (.6)         -         -
                                                            ---------------  --------  --------
                                                            $        (17.8)  $      -  $      -
                                                            ===============  ========  ========


------

     Deferred income tax assets (liabilities) are composed of the following:

                                                                          December 31
                                                                          -----------
(Millions of dollars)                                                   1998      1997
----------------------------------------------------------------------------------------


Current deferred income tax assets attributable to:

  Advertising and promotion accruals . . . . . . . . . . . . . . . .  $  29.7   $  37.7
  Pension, postretirement and other employee benefits. . . . . . . .     92.0      80.2
  Other accrued expenses, including those related to the 1998,
    1997 and 1995 Charges. . . . . . . . . . . . . . . . . . . . . .    197.3     192.0
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     48.0      40.7
  Valuation allowances . . . . . . . . . . . . . . . . . . . . . . .    (10.6)     (9.0)
                                                                      --------  --------

Net current deferred income tax asset                                 $ 356.4   $ 341.6
                                                                      ========  ========

Noncurrent deferred income tax assets (liabilities) attributable to:

  Accumulated depreciation . . . . . . . . . . . . . . . . . . . . .  $(859.3)  $(788.7)
  Income tax loss carryforwards. . . . . . . . . . . . . . . . . . .    337.8     280.4
    Other postretirement benefits. . . . . . . . . . . . . . . . . .    280.2     287.3
  Installment sales. . . . . . . . . . . . . . . . . . . . . . . . .   (137.9)   (137.9)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2.7)     (2.8)
  Valuation allowances . . . . . . . . . . . . . . . . . . . . . . .   (284.4)   (219.1)
                                                                      --------  --------

  Net noncurrent deferred income tax liability . . . . . . . . . . .  $(666.3)  $(580.8)
                                                                      ========  ========


     Valuation allowances for deferred income tax assets increased by $66.9 million in 1998 and $21.5 million in 1997. Valuation allowances at the end of 1998 relate to the potentially unusable portion of income tax loss carryforwards of $909.7 million in jurisdictions outside the United States.
If not utilized against taxable income, $310.8 million of the loss carryforwards will expire from 1999 through 2008. The remaining $598.9 million has no expiration date.

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

     Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes excluding income taxes applicable to extraordinary gains and cumulative effect of an accounting change.


                                           1998                 1997               1996
                                    ---------------------  ------------------  ---------------
(Millions of dollars)                AMOUNT    PERCENT     Amount   Percent     Amount   Percent
------------------------------------------------------------------------------------------------

Income before income taxes:
  As reported. . . . . . . . . . . .  $1,626.1              $1,187.5          $2,002.3
  Add back the 1998 and 1997
    Charges. . . . . . . . . . . . .     108.8                 701.2                 -
                                      ---------            ---------         ---------
      Income before income taxes
        excluding the 1998 and 1997
        Charges. . . . . . . . . . .  $1,734.9              $1,888.7          $2,002.3
                                      =========            =========         =========

Tax at U.S. statutory rate(a). . . .  $  607.2       35.0%  $  661.0   35.0%    $700.8   35.0%
State income taxes, net of federal
  tax benefit. . . . . . . . . . . .      27.8        1.6       37.4    2.0       37.3    1.9
Operating losses for which no tax
  benefit was recognized, net of
  operating losses realized. . . . .      32.0        1.8       22.0    1.2       10.0     .5
Other - net. . . . . . . . . . . . .     (83.6)      (4.8)     (97.1)  (5.2)     (47.3)  (2.4)
                                      ---------  ---------  ---------  -----    -------  -----

                                         583.4       33.6%     623.3   33.0%     700.8   35.0%
                                                 =========             =====             =====
Tax benefit of the 1998 and 1997
  Charges(b) . . . . . . . . . . . .     (21.5)      19.8%    (190.2)  27.1%         -
                                      ---------  =========  ---------  =====    -------

Provision for income taxes . . . . .  $  561.9       34.6%  $  433.1   36.5%    $700.8   35.0%
                                      =========  =========  =========  =====    =======  =====

(a)     Tax at U.S. statutory rate is based on income before income taxes excluding the 1998
Charge of  $108.8 million and the 1997 Charge of $701.2 million.  The tax benefits of such items are shown elsewhere in the table.

(b)     The effective rates for the tax benefits attributable to the 1998 and 1997 Charges are lower than the U.S. statutory rate of 35.0 percent primarily because no tax benefits were provided for certain costs related to operations in countries in which the Corporation has income tax loss carryforwards for which valuation allowances have been provided.


     At December 31, 1998, income taxes have not been provided on approximately $1.6 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with its
hypothetical calculation.    Withholding taxes of approximately $130 million
would be payable upon remittance of all previously unremitted earnings at December 31, 1998.

NOTE 4.  POSTRETIREMENT AND OTHER BENEFITS

     The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. For plans in North America and the United Kingdom, the funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. The policy for the remaining defined benefit plans, which are composed primarily of pension or termination pay plans outside North America and nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code, is to fund them based on legal requirements, tax considerations, customary business practices in such countries and investment opportunities.

     Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for employees who retired before 1993, and are contributory for most employees who retire in 1993 or after. Certain U.S. plans limit the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. Certain other U.S. plans limit the Corporation's future cost for retiree medical benefits to a defined annual per capita medical cost.

     Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.


                                                      Pension Benefits           Other Benefits
                                                     -------------------     --------------------
                                                             Year Ended December 31
                                                       --------------------------------------
(Millions of dollars)                                  1998     1997         1998        1997
-----------------------------------------------------------------------------------------------


CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year. . . . . .  $3,623.2   $3,394.7   $ 638.0   $ 631.8
  Service cost . . . . . . . . . . . . . . . . . . .      69.2       72.6      11.8      10.7
  Interest cost. . . . . . . . . . . . . . . . . . .     247.1      246.7      44.2      44.9
  Participants' contributions. . . . . . . . . . . .       8.3        7.6       4.0       4.8
  Amendments . . . . . . . . . . . . . . . . . . . .       9.5       20.4         -         -
  Actuarial loss . . . . . . . . . . . . . . . . . .     171.8      275.9      27.5      12.2
  Acquisitions . . . . . . . . . . . . . . . . . . .       1.5         .8         -         -
  Divestments. . . . . . . . . . . . . . . . . . . .         -      (96.6)        -      (1.6)
  Curtailments . . . . . . . . . . . . . . . . . . .      (8.4)       (.1)     (2.6)     (7.5)
  Special termination benefits . . . . . . . . . . .       5.0        1.7         -         -
  Currency exchange rate effects . . . . . . . . . .      (2.3)     (59.2)     (2.0)     (1.2)
  Benefit payments . . . . . . . . . . . . . . . . .    (257.4)    (241.3)    (62.3)    (56.1)
                                                      ---------  ---------  --------  --------

  Benefit obligation at end of year. . . . . . . . .   3,867.5    3,623.2     658.6     638.0
                                                      ---------  ---------  --------  --------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year . .   3,619.9    3,343.2         -         -
  Actual return on plan assets . . . . . . . . . . .     525.7      502.4         -         -
  Employer contributions . . . . . . . . . . . . . .      24.5       30.7      58.3      51.3
  Participants' contributions. . . . . . . . . . . .       8.3        7.6       4.0       4.8
  Currency exchange rate effects . . . . . . . . . .     (11.3)     (31.6)        -         -
  Benefit payments . . . . . . . . . . . . . . . . .    (239.9)    (232.4)    (62.3)    (56.1)
                                                      ---------  ---------  --------  --------

  Fair value of plan assets at end of year . . . . .   3,927.2    3,619.9         -         -
                                                      ---------  ---------  --------  --------

FUNDED STATUS
  Funded status at end of year . . . . . . . . . . .      59.7       (3.3)   (658.6)   (638.0)
  Unrecognized net actuarial loss (gain) . . . . . .       9.5       53.1     (68.0)    (98.1)
  Unrecognized transition amount . . . . . . . . . .     (15.3)     (16.8)        -         -
  Unrecognized prior service cost. . . . . . . . . .      64.2       52.7     (17.7)    (19.8)
                                                      ---------  ---------  --------  --------

  Net amount recognized. . . . . . . . . . . . . . .  $  118.1   $   85.7   $(744.3)  $(755.9)
                                                      =========  =========  ========  ========

AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
  Prepaid benefit cost . . . . . . . . . . . . . . .  $  228.8   $  178.9   $     -   $     -
  Accrued benefit cost . . . . . . . . . . . . . . .    (139.6)    (122.9)   (744.3)   (755.9)
  Intangible asset . . . . . . . . . . . . . . . . .       6.1        8.3         -         -
  Accumulated other comprehensive income . . . . . .      22.8       21.4         -         -
                                                      ---------  ---------  --------  --------

  Net amount recognized. . . . . . . . . . . . . . .  $  118.1   $   85.7   $(744.3)  $(755.9)
                                                      =========  =========  ========  ========


     The above pension benefit information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed accumulated benefit obligations have been combined with plans where the accumulated benefit obligations exceed plan assets. Summary disaggregated information about these plans follows:


                                       Assets Exceed       ABO Exceed
                                            ABO              Assets
                                     ---------------     ---------------
                                                December 31
                                     ---------------------------------
(Millions of dollars)                  1998         1997     1998     1997
--------------------------------------------------------------------------


Projected benefit obligation . . . .  $3,757.1  $3,507.0  $110.4  $116.2
Accumulated benefit obligation (ABO)   3,417.3   3,176.9   100.1    94.9
Fair value of plan assets. . . . . .   3,926.2   3,613.9     1.0     6.0



                                          Pension Benefits         Other Benefits
                                         ------------------     ------------------
                                                      December 31
                                            ----------------------------------
                                            1998    1997          1998    1997
---------------------------------------------------------------------------------


WEIGHTED AVERAGE ASSUMPTIONS
  Discount rate. . . . . . . . . . . . . .  6.6%  7.1%              6.7%  7.0%
  Expected return on plan assets . . . . .  9.3%  9.5%                -     -
  Rate of compensation increase  . . . . .  3.9%  4.3%                -     -
  Initial health care cost trend rate(a) .    -     -               7.8%  8.6%

(a) Assumed to decrease gradually to 6% in 2003 and remain at that level for certain plans and to zero by 2005 and thereafter for others.



                                          Pension Benefits              Other Benefits
                                    --------------------------     ---------------------
                                                    Year Ended December 31
                                    ----------------------------------------------------
(Millions of dollars)                   1998      1997       1996     1998      1997     1996
---------------------------------------------------------------------------------------------


COMPONENTS OF NET PERIODIC
BENEFIT COST
  Service cost. . . . . . . . . . . .  $  69.2   $  72.6   $  86.0   $11.8   $10.7   $12.0
  Interest cost . . . . . . . . . . .    247.1     246.7     243.9    44.2    44.9    48.0
  Expected return on plan assets. . .   (332.3)   (297.8)   (283.2)      -       -       -
  Amortization of prior service cost.      8.5       7.9       5.9    (2.1)      -       -
  Amortization of transition amount .     (5.3)     (5.3)     (5.0)      -       -       -
  Recognized net actuarial loss
    (gain). . . . . . . . . . . . . .      2.9       2.9       9.7    (5.3)   (8.8)   (4.4)
  Other . . . . . . . . . . . . . . .      5.8        .5       2.8       -       -       -
                                       --------  --------  --------  ------  ------  ------

  Net periodic benefit (income)
    cost. . . . . . . . . . . . . . .  $  (4.1)  $  27.5   $  60.1   $48.6   $46.8   $55.6
                                       ========  ========  ========  ======  ======  ======


     Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects:

                                                      One-Percentage-Point
                                                      --------------------
(Millions of dollars)                                 Increase  Decrease
-------------------------------------------------------------------------


Effect on total of service and interest cost components  $4.4   $3.7
Effect on postretirement benefit obligation              51.9   45.2


Defined Contribution Retirement Plans

     The Corporation's contributions to the defined contribution retirement plans are based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $23.8 million, $14.8 million and $8.5 million in 1998, 1997 and 1996, respectively.


Investment Plans

     Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $26.1 million, $24.9 million and $24.1 million in 1998, 1997 and 1996, respectively.

NOTE 5.  EARNINGS PER SHARE

     There are no adjustments required to be made to Income Before Extraordinary Gains and Cumulative Effect of Accounting Change for purposes of computing basic and diluted earnings per share ("EPS").

     A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations is as follows:

                                                                 Average Common Shares
                                                                      Outstanding
                                                                   ------------------
(Millions)                                                        1998     1997    1996
---------------------------------------------------------------------------------------

Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  550.3  555.9  564.0
  Dilutive effect of stock options                                   2.3    3.1    2.9
  Dilutive effect of shares issued for participation share awards     .5     .3     .2
                                                                   -----  -----  -----
Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  553.1  559.3  567.1
                                                                   =====  =====  =====


     Options outstanding during the year ended December 31, 1998 to purchase
9.1 million shares of common stock at a weighted average price of $52.74 were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market price of the common shares. The options, which expire in 2004, 2007 and 2008, were still outstanding at December 31, 1998. There were no securities outstanding at December 31, 1997 and 1996 which were excluded from the diluted EPS computations. The number of common shares outstanding as of December 31, 1998, 1997 and 1996 was 538.3 million, 556.3 million and 563.4 million, respectively.

NOTE 6.   DEBT


     The major issues of long-term debt outstanding were:

                                                                              December 31
                                                                              -----------
(Millions of dollars)                                                        1998      1997
----------------------------------------------------------------------------------------------

Kimberly-Clark Corporation:
  Commercial paper to be refinanced                                        $      -  $  200.0
  6 1/4% Debentures due 2018                                                  297.6         -
  6 3/8% Debentures due 2028                                                  198.2         -
  7 7/8% Debentures due 2023                                                  199.7     199.7
  8 5/8% Notes due 2001                                                       199.8     199.8
  9% Notes due 2000                                                            99.9      99.9
  6 7/8% Debentures due 2014                                                   99.7      99.7
  5% Notes maturing to 2002                                                    36.0      45.0
  9 1/2% Sinking Fund Debentures due 2018                                         -      50.0
  6.2% to 7.55% Industrial Development Revenue Bonds maturing to 2023          79.7      79.7
  Other                                                                         3.7        .2
                                                                           --------  --------
                                                                            1,214.3     974.0
Subsidiaries:
  7% Debentures due 2023                                                      194.0     193.8
  11.1% Bonds due 2000                                                         99.6      99.4
  8.3% to 11% Debentures maturing to 2022                                     163.8     156.0
  Industrial Development Revenue Bonds at variable rates (average rate
    for December 1998 - 4%) due 2015, 2018, 2023 and 2024                     286.6     286.6
  5 3/4% to 6 3/8% Industrial Development Revenue Bonds maturing
    to 2007                                                                    22.9      28.3
  Bank loans and other financings in various currencies at fixed rates
    (weighted-average rate at December 31, 1998 - 10.7%) maturing to 2008      97.9     112.9
  Bank loans and other financings in various currencies at variable rates
    (weighted-average rate at December 31, 1998 - 8%) maturing to 2015. .      45.6      54.4
                                                                           --------  --------
                                                                            2,124.7   1,905.4

Less current portion                                                           56.5     101.5
                                                                           --------  --------

  Total                                                                    $2,068.2  $1,803.9
                                                                           ========  ========


     At December 31, 1997, $200 million of short-term commercial paper was classified as long-term debt. On January 9, 1998, the Corporation issued $200 million principal amount of 6 3/8% Debentures due January 1, 2028.

     Fair value of long-term debt was $2,256.6 million and $1,972.4 million at December 31, 1998 and 1997, respectively. Scheduled maturities of long-term debt are $281.8 million in 2000, $232.0 million in 2001, $19.8 million in 2002 and $7.1 million in 2003.

     At December 31, 1998, the Corporation had $1.0 billion of revolving credit facilities with a group of banks. These facilities, which were unused at December 31, 1998, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, approximately $600 million expires in November 1999 and approximately $400 million expires in November 2003.

     Debt payable within one year:

                                     December 31
                                     -----------
(Millions of dollars)               1998     1997
---------------------------------------------------

Commercial paper                   $418.0  $392.6
Current portion of long-term debt    56.5   101.5
Other short-term debt               160.9   169.0
                                   ------  ------

  Total                            $635.4  $663.1
                                   ======  ======


     At December 31, 1998 and 1997, the weighted-average interest rate for commercial paper was 5.3 percent and 5.9 percent, respectively.

NOTE 7.   RISK MANAGEMENT

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

Foreign Currency Risk Management

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows the Corporation to manage its transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset in whole, or in part, losses or gains on the underlying foreign currency exposure. The Corporation's most significant foreign currency risk relates to the Mexican peso. There have been no significant changes in how foreign currency transactional exposures were managed during 1998, and management does not foresee or expect any significant changes in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency losses included in consolidated net income were $32.8 million, $10.2 million and $2.9 million in 1998, 1997 and 1996, respectively. Included in foreign currency losses were the Corporation's share of foreign currency gains and losses at the Corporation's Mexican affiliate, Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"), attributable to changes in the value of the Mexican peso. The Corporation's share of the peso currency effects was a charge equal to $.02 per share in 1998 and insignificant in 1997 and 1996.

     Prior to 1997, Mexico's economy was deemed to be non-hyperinflationary, and because KCM had financed a portion of its operations with U.S. dollar obligations, KCM experienced foreign currency losses on these obligations as the value of the peso declined. Beginning in 1997, the Mexican economy was determined to be hyperinflationary. For accounting purposes, the functional currency of KCM became the U.S. dollar rather than the Mexican peso. Accordingly, changes in the value of the peso in 1998 and 1997 did not result in foreign currency gains or losses attributable to the U.S. dollar obligations. However, changes in the value of the peso have resulted in gains or losses attributable to peso-denominated monetary assets held by KCM.

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

     The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency forward contracts outstanding at December 31, 1998 and 1997:


                             DECEMBER 31, 1998              December 31, 1997
                       ---------------------------     ---------------------------
                        NOTIONAL                        Notional
                       PRINCIPAL  CARRYING    FAIR      Principal  Carrying   Fair
(Millions of dollars)   AMOUNTS    VALUES    VALUES      Amounts    Values   Values
-----------------------------------------------------------------------------------

Forward contracts
  Assets. . . . .      $848.0     $  4.1     $(3.0)    $1,094.1     $38.9    $47.3
  Liabilities . .       964.0      (12.1)     (4.4)       350.0      (6.4)    (6.4)


Translation Risk

     The income statements of foreign operations, other than those in hyperinflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments.

     The income statements and balance sheets of operations in hyperinflationary economies are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Operations that are deemed to be hyperinflationary are as follows: Brazil (prior to January 1, 1998), Ecuador, Mexico (effective
January 1, 1997 through December 31, 1998) and Venezuela.

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

Interest Rate Risk Management

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems
appropriate.   The strategy employed by the Corporation to manage its exposure to interest rate fluctuations did not change significantly during 1998. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

Commodity Price Risk Management

     The Corporation is subject to commodity price risk arising from price movement for purchased pulp, the market price of which is determined by industry supply and demand. Selling prices of the Corporation's tissue products are influenced by the market price for pulp. On a worldwide basis, the Corporation has reduced its internal pulp supply to approximately 75 percent of its virgin fiber needs. Closure of the Mobile pulp mill in September 1999, as discussed in Note 13 to the Consolidated Financial Statements, will reduce the percentage of integration of the Corporation's pulp requirements to approximately 45 percent. The Corporation has announced its intention to further reduce its level of pulp integration to approximately 20 percent. However, such a reduction in pulp integration could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect the Corporation's earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Conversely, if the Corporation does not lower its level of pulp integration and the market price for pulp declines, thereby possibly causing selling prices for tissue products to fall, the Corporation's profit margin could suffer, and if the price of pulp increases, thereby possibly causing the selling prices of tissue products to rise, the Corporation's profits could improve. The Corporation has not used derivative instruments in the management of these risks.


NOTE 8.   STOCK COMPENSATION PLANS

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


     Data concerning participation and dividend shares follow:

(Thousands of shares)              1998    1997     1996
----------------------------------------------------------

Outstanding - Beginning of year   9,381   7,173    5,994

Awarded                           2,145   1,994    1,954

Dividend shares credited - net      883     795      682

Matured                          (1,925)   (500)  (1,312)

Forfeited                          (435)    (81)    (145)
                                 -------  ------  -------

Outstanding - End of year        10,049   9,381    7,173
                                 =======  ======  =======


     Amounts expensed related to participation shares were $23.1 million, $26.8 million and $17.9 million in 1998, 1997 and 1996, respectively.

     The Corporation also has stock option plans under which executives and key employees may be granted awards. Under these plans, all stock options are granted at not less than market value, expire 10 years after the date of grant and become exercisable over three years.

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


     Data concerning stock option activity follows:

                                  1998               1997               1996
                           --------------------- --------------- ------------------
                                       WEIGHTED-       Weighted-          Weighted-
                                       AVERAGE          Average           Average
                                       EXERCISE         Exercise          Exercise
(Options in thousands)     OPTIONS       PRICE  Options   Price  Options    Price
------------------------------------------------------------------------------------

Outstanding - Beginning of
  year. . . . . . . . . . .    16,195   $36.73  12,609   $26.61   20,688   $20.57
Granted                         3,076    55.94   6,111    51.12    2,876    39.94
Exercised                      (1,608)   22.91  (2,401)   20.15  (10,694)   18.49
Canceled or expired              (531)   50.86    (124)   38.61     (261)   27.63
                             ---------          -------          --------

Outstanding - End of year    17,132(a)   41.04  16,195    36.73   12,609    26.61
                             =========          =======          ========

Exercisable - End of year       8,429    30.10   7,016    25.57    7,522    22.24
                             =========          =======          ========


(a) Data concerning stock options at December 31, 1998 follows (options in thousands):


                          Options Outstanding
                     ---------------------------        Options Exercisable
                               Weighted-               --------------------
                                Average    Remaining              Weighted-
                                Exercise  Contractual              Average
Exercise Price Range  Options    Price    Life (Years)    Options   Price
---------------------------------------------------------------------------

12.36 -  $14.73         291     $13.70       2.5           291     $13.70
18.16 -   24.66       3,841      23.12       4.9         3,841      23.12
27.11 -   28.34       1,755      28.33       3.7         1,755      28.33
39.94 -   55.94      11,245      49.85       7.2         2,542      43.74
                     ------                              -----
                     17,132                              8,429
                     ======                              =====


     At December 31, 1998, the number of additional shares of common stock of the Corporation available for awards under the 1992 Plan was 17.7 million shares.

     Effective January 1, 1999, the Corporation adopted a restricted stock plan under which key employees may be granted shares of restricted stock (or awards of restricted stock units). These restricted stock awards will vest and become unrestricted shares in three to ten years from the date of grant. No grants have been made and 2.5 million shares of the Corporation's common stock have been reserved for such grants.

     The Corporation has elected to follow APB 25 and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123, Accounting for Stock-Based Compensation, requires presentation of pro forma net income and earnings per share as if the Corporation had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Corporation's net income and net income per share would have been reduced as follows:

(Millions of dollars, except per share amounts)          1998     1997      1996
--------------------------------------------------------------------------------

Net income                                             $31.0     $22.4     $16.1
Basic and diluted net income per share                   .06       .04       .03

     The weighted-average fair value of the individual options granted during 1998, 1997 and 1996 is estimated as $13.36, $12.22 and $8.66, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:


                            1998         1997         1996
                          -------      -------      -------


Dividend yield                 1.79%        1.88%        2.30%
Volatility                    17.60%       18.30%       18.30%
Risk-free interest rate        5.59%        5.98%        5.31%
Expected life             5.8 YEARS    5.4 years    5.8 years


------
NOTE 9.  COMMITMENTS

Leases

     The future minimum obligations under leases having a noncancelable term in excess of one year as of December 31, 1998, are as follows:

                            Operating
(Millions of dollars)         Leases
---------------------        --------


Year Ending December 31:
  1999 . . . . . . . . . .  $ 57.1
  2000 . . . . . . . . . .    43.2
  2001 . . . . . . . . . .    36.6
  2002 . . . . . . . . . .    21.6
  2003 . . . . . . . . . .    15.8
  Thereafter . . . . . . .    71.6
                            ------

Future minimum obligations  $245.9
                            ======


     Operating lease obligations have been reduced by approximately $15.0 million for rental income from noncancelable sublease agreements.

     Consolidated rental expense under operating leases was $156.9 million, $150.8 million and $147.9 million in 1998, 1997 and 1996, respectively.


Raw Materials

     The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp. The minimum purchase commitments extend to 2006. At current prices, the commitments are approximately $282 million, $251 million and $234 million in 1999, 2000 and 2001, respectively. The commitment beyond the year 2001 is approximately $278 million in total.


     Although the Corporation is primarily liable for rental payments on the above-mentioned leases and, considering the purchase commitments for raw materials described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

NOTE 10.  STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

Stockholders' Equity

     The Corporation has 20 million shares of authorized preferred stock with no par value, none of which has been issued.

     At December 31, 1998, unremitted net income of equity companies included in consolidated retained earnings was $797.8 million.

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

Other Comprehensive Income

     During 1998, the Corporation adopted SFAS No. 130, Reporting
Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The changes in the components of other comprehensive income (loss) are as follows:


                                                             Year Ended December 31
                           ------------------------------------------------------------------------------
                                      1998                    1997                       1996
                            ------------------------  -----------------------  -------------------------
                            PRE-TAX   TAX EXP.  NET   Pre-tax Tax Exp.  Net    Pre-tax   Tax Exp.   Net
(Millions of dollars)       AMOUNT    (CREDIT) AMOUNT  Amount (Credit) Amount   Amount   (Credit)  Amount
--------------------------------------------------------------------------------------------------------
Unrealized translation
  adjustments                $ 3.1   $  -   $ 3.1   $(296.4)  $   -   $(296.4)  $(16.3)  $   -  $(16.3)
Minimum pension liability
  adjustment                  (1.4)   (.6)    (.8)     (4.5)   (1.7)     (2.8)    28.1    10.6    17.5
                             ------  -----  ------  --------  ------  --------  -------  -----  -------

Other comprehensive income
  (loss). . . . . . . . . .  $ 1.7   $(.6)  $ 2.3   $(300.9)  $(1.7)  $(299.2)  $ 11.8   $10.6  $  1.2
                             ======  =====  ======  ========  ======  ========  =======  =====  =======




     Accumulated balances of other comprehensive income (loss), net of applicable income taxes:

                                                   December 31
                                                ----------------
(Millions of dollars)                            1998      1997
-----------------------------------------------------------------


Unrealized translation adjustments             $(950.1)  $(953.2)
Minimum pension liability adjustment             (14.2)    (13.4)
                                               --------  --------

Accumulated other comprehensive income (loss)  $(964.3)  $(966.6)
                                               ========  ========

NOTE 11.  EXTRAORDINARY GAINS

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

     In accordance with SFAS 121, depreciation was suspended on facilities that were sold in 1997. The suspension of depreciation during the period that these facilities were held for disposal and producing product is discussed in
Note 2 to the Consolidated Financial Statements.

NOTE 12.   ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

Acquisitions

     In May 1998, the Corporation acquired a 50 percent equity interest in Klabin Tissue, S.A., the leading tissue manufacturer in Brazil.

     In July 1998, the Corporation purchased a 51 percent ownership interest in Kimberly Bolivia, S.A., a new joint venture company in Bolivia.

     In July 1998, the Corporation purchased an additional 10 percent ownership interest in its Korean affiliate, YuHan-Kimberly, Limited, increasing its ownership interest to 70 percent.

     In December 1997, the Corporation acquired Tecnol in a purchase transaction through the exchange of approximately 8.7 million shares of the Corporation's common stock for all the outstanding shares of Tecnol common stock. The value of the exchange of stock plus related acquisition costs was approximately $428 million. In 1997, the Corporation disclosed that the allocation of the purchase price would result in assigning values to goodwill and other intangible assets in a range of $320 million to $340 million. The actual value assigned in 1998 was $336 million.

     On December 23, 1998, the Corporation announced that it had signed a definitive agreement to acquire Ballard Medical Products ("Ballard"), a leading maker of disposable medical devices for respiratory care, gastroenterology and cardiology. Under the agreement, Ballard shareholders will receive $25 for each share of Ballard common stock, payable in shares of the Corporation's common stock. The transaction, which is valued at approximately $764 million, remains subject to regulatory clearances and approval by the Ballard shareholders. The transaction is expected to be completed in April 1999 and will be accounted for as a purchase.

Dispositions

     In August 1998, the Corporation completed the sale of its subsidiary, K-C Aviation Inc. ("KCA"), for $250 million in cash. The sale resulted in a pretax gain of $140.0 million, which is included in other income (expense), net. The transaction resulted in an after-tax gain of $78.3 million, or $.14 per share.

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

     In 1996, the Corporation sold its remaining 20 percent interest in Midwest Express Airlines, Inc. and recognized a gain of $.04 per share.

     Assets classified as held for sale in the Consolidated Balance Sheet at December 31, 1998 and 1997 consist of the following facilities:


                                          1998       1997
                                         CARRYING  Carrying
(Millions of dollars)                     AMOUNT    Amount    Comment
----------------------------------------------------------------------------------------------------

Southeast Timberlands -
  See Note 13 . . . . . . . . . . . . .  $109.5    $    -     Disposal - expected to close in the first
                                                              half of 1999.

Terrace Bay, Ontario. . . . . . . . . .       -     169.4     Sale is unlikely to occur within one year.
                                                              Reclassified to property, plant and
                                                              equipment - Third quarter 1998.

New Glasgow, Nova Scotia. . . . . . . .       -     105.6     Disposal canceled - Second quarter 1998.

Other . . . . . . . . . . . . . . . . .       -       5.0     Disposal canceled - Second quarter 1998.
                                         ------    ------

                                         $109.5    $280.0
                                         ======    ======


     Determination of individual results of operations of the above facilities during the depreciation suspension period is not meaningful because of the integration of the operations of these facilities into the overall consolidated operating results. The effect of suspending depreciation while these facilities were held for disposal is discussed in Note 2 to the Consolidated Financial Statements.

NOTE 13.  CONTINGENCIES AND LEGAL MATTERS

Southeast Timberlands Transaction

     In 1997, the U.S. Government enacted new environmental air and water emission rules that required reduced emission levels of certain chemical compounds from the Corporation's pulp production facilities. These rules would have required the Corporation to spend more than $250 million to achieve the new emission levels at its Mobile, Alabama pulp mill. S.D. Warren Company, a producer of printing and publishing papers, currently purchases approximately one-third of the pulp mill's output. On May 4, 1998, S.D. Warren and the Corporation announced an agreement to terminate their pulp supply contract in September 1999. As a result of the cancellation of the pulp supply contract and the cost of implementing the new emission rules, on May 5, 1998, the Corporation announced it would shut down its Mobile pulp mill on September 1, 1999, sell the Southeast Timberlands and retain its pulp facility in New Glasgow, Nova Scotia. The effect on consolidated operating profit from suspending depreciation during the holding period in accordance with SFAS 121 is disclosed in Note 2 to the Consolidated Financial Statements. The Corporation will continue to operate its Mobile tissue mill and has plans to invest approximately $100 million in the facility over the next several years to install systems that process recycled fiber and that allow the use of purchased pulp. These actions are expected to improve the long-term competitiveness of the Mobile tissue operations by reducing fiber costs and improving the quality of the products made there. The pulp facility, which has a book value of approximately $150 million, produces pulp from the Southeast Timberlands for use in the tissue mill. Closure of the pulp mill will result in the elimination of approximately 450 jobs.

     On January 5, 1999, the Corporation announced that it had agreed to sell the Southeast Timberlands, which include approximately 529,000 acres of woodlands in Alabama, Mississippi and Tennessee, to an affiliate of Southstar Timber Resources, LLC ("Southstar"), a company organized by ACI Capital Co., Inc., a New York-based investment firm.

     The sale, which is subject to regulatory clearances and completion of financing by Southstar, is expected to close in the first half of 1999. Because the sale of the Southeast Timberlands is associated with the planned closure of the Mobile pulp mill in September 1999, the net effect of the transaction and severance payments to affected employees, which is expected to be a net gain, will be recorded at the time of the closing of the sale of the Southeast Timberlands.

     In connection with the pulp mill closure, and as permitted by the terms of the governing contract, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of the Corporation's intent to terminate MESC's long-term contract for power, steam and liquor processing services with respect to the Mobile pulp mill. The resulting termination penalty which is specified in the contract will be included in the calculation of the net gain referred to above. On January 14, 1999, MESC and Mobile Energy Services Holdings, Inc. filed an action against the Corporation claiming unspecified damages in connection with the cancellation of the contract. This action is not expected to have a material adverse effect on the Corporation's business or results of operations.

Litigation

     On May 13, 1997, the State of Florida, acting through its attorney general, filed a complaint in the Gainesville Division of the United States District Court for the Northern District of Florida (the "Florida District Court"), alleging that manufacturers of tissue products for away-from-home use, including the Corporation and Scott, agreed to fix prices by coordinating price increases for such products. Following Florida's complaint, an action by the states of Maryland, New York and West Virginia, as well as approximately 45 class action complaints, have been filed in various federal and state courts around the United States. These actions contain allegations similar to those made by the State of Florida in its complaint. The actions in federal courts have been consolidated for pretrial proceedings in the Florida District Court. Class certification was granted in the federal proceedings in July 1998 and will be contested in the state cases. The foregoing actions seek an unspecified amount of actual and treble damages.
The Corporation has answered the complaints in these actions and has denied the allegations contained therein as well as any liability. Discovery is proceeding.

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

 NOTE 14.   UNAUDITED QUARTERLY DATA


(Millions of dollars,                  1998                                              1997
except per share         ------------------------------------------  ---------------------------------------------
amounts)                   FOURTH(A)  THIRD(B)   SECOND(C) FIRST(D)   Fourth(f)   Third    Second(g)    First(h)
--------------------------------------------------------------------------------------------------------------------


Net sales                $ 3,108.2     $3,099.7  $3,041.3  $3,048.6    $  3,089.4   $3,095.3  $3,124.3     $3,237.6
Gross profit               1,137.9      1,203.8   1,193.8   1,164.5         982.5    1,158.3   1,192.2      1,241.0
Operating profit
 (loss)                      379.8        416.6     435.4     444.3        (202.0)     466.5     494.4        544.3
Income (Loss) before
  extraordinary gains
  and cumulative
  effect of accounting
  change                     239.3        340.0     300.1     297.6        (147.0)    316.0      350.8        364.2
  Per share basis:
    Basic                      .44          .62       .54       .53         (.26)       .57       .63           .65
    Diluted                    .44          .62       .54       .53         (.26)       .57       .63           .64
Net income (loss)            239.3        340.0     300.1     286.4(E)    (147.0)     316.0     363.5         369.0
  Per share basis:
    Basic                      .44          .62       .54       .51(E)      (.26)       .57       .65           .66
      Diluted . . . . .        .44          .62       .54       .51(E)      (.26)       .57       .65           .65
Cash dividends
  declared per
  share                        .25          .25       .25       .25          .24        .24       .24           .24
Market price:
  High                    54-15/16      49-7/16   52-7/16   59-7/16     53-15/16     55        56-7/8      55-3/8
  Low                      39-7/16      35-7/8    44-7/16   46-3/4      47-5/16      43-1/4    46-1/8      46-11/16
  Close                     54-1/2      40-1/2    45-7/8    50-1/8      49-5/16      48-15/16  49-3/4      49-3/4




(a)     Included in the fourth quarter 1998 are the following items:


                                                                    Basic and
                                                                     Diluted
                                      Gross    Operating    Net     Net Income
(Millions, except per share amounts) Profit      Profit    Income   per Share
---------------------------------------------------------------------------------
1998 Charge                         $  1.0     $ 50.6     $ 48.1      $.09
Charge for facility consolidations   123.2      123.2       86.1       .16
                                    ------     ------     ------      ----

    Total. . . . . . . . . . . . .  $124.2     $173.8     $134.2      $.25
                                    ======     ======     ======      ====


(b)     Included in the third quarter 1998 are the following items:

                                                                               Basic and
                                                                                Diluted
                                                  Gross  Operating     Net     Net Income
(Millions, except per share amounts)              Profit   Profit     Income    per Share
-----------------------------------------------------------------------------------------
1998 Charge                                        $   -  $  4.4      $ 3.3     $.01
Write-down of certain intangible and other assets   11.3    95.6       73.6      .13
                                                   -----  ------      -----     ----

    Total . . . . . . . . . . . . . . . . . . . .  $11.3  $100.0      $76.9     $.14
                                                   =====  ======      =====     ====

     Net income and basic and diluted net income per share includes a gain of $78.3 million and $.14, respectively, related to the sale of KCA. Basic and diluted net income per share also include a loss of $.01 per share related to the change in the value of the Mexican peso.

(c) Gross profit, operating profit, net income and basic and diluted net income per share includes $6.3 million, $39.6 million, $26.1 million and $.05, respectively, related to the 1998 Charge.

(d) Operating profit, net income and basic and diluted net income per share includes $14.2 million, $9.4 million and $.02, respectively, related to the 1998 Charge. Basic and diluted net income per share also include a loss of $.01 per share related to the change in the value of the Mexican peso.

(e) In the fourth quarter of 1998, the Corporation changed its method of accounting for the costs of start-up activities effective January 1, 1998. The first quarter of 1998 has been restated to reflect the cumulative effect of this change.

(f) Gross profit, operating loss, net loss, basic net loss per share and diluted net loss per share includes $220.1 million, $701.2 million, $503.1 million, $.91 and $.90, respectively, related to the 1997 Charge. Basic and diluted net loss per share also include a gain of $.03 per share related to the sale of Ssangyong.

(g) Includes a gain recorded by KCM primarily related to the sale of a portion of its tissue business. The Corporation's share of the after-tax effect of this gain was $16.3 million, or $.03 per share. Also includes an extraordinary gain, net of income taxes, of $12.7 million, or $.02 per share, resulting from the sale of the Corporation's interest in SPL.

(h) Includes an extraordinary gain, net of income taxes, of $4.8 million, or $.01 per share, resulting from the sale of Coosa, net of impairment losses on certain other facilities.

NOTE 15.   SUPPLEMENTAL DATA (Millions of dollars)



Supplemental Balance Sheet Data
                                                                                December 31
                                                                                -----------
Summary of Accounts Receivable and Inventories                               1998         1997
------------------------------------------------------------------------------------------------

Accounts Receivable:
  From customers . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,396.0   $1,439.7
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     136.5      226.5
  Less allowance for doubtful accounts and sales discounts . . . . . . . .     (67.3)     (59.9)
                                                                            ---------  ---------

      Total                                                                 $1,465.2   $1,606.3
                                                                            =========  =========

Inventories by Major Class:
  At the lower of cost on the First-In, First-Out (FIFO) method or market:
    Raw materials                                                           $  355.4   $  372.4
    Work in process                                                            164.2      228.5
    Finished goods                                                             751.3      749.9
    Supplies and other                                                         195.5      174.5
                                                                            ---------  ---------
                                                                             1,466.4    1,525.3

  Excess of FIFO cost over Last-In, First-Out (LIFO) cost                     (182.6)    (205.8)
                                                                            ---------  ---------

      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,283.8   $1,319.5
                                                                            =========  =========


     Total inventories include $490.2 million and $526.6 million of inventories valued on the LIFO method at December 31, 1998 and 1997, respectively.

                                               December 31
                                               -----------
Summary of Accrued Expenses                  1998      1997
--------------------------------------------------------------
Accruals for the 1998 and 1997 Charges. .  $  144.2  $  191.8
Accrued advertising and promotion expense     272.6     262.8
Accrued salaries and wages. . . . . . . .     251.7     310.9
Other accrued expenses. . . . . . . . . .     785.2     680.1
                                           --------  --------

      Total accrued expenses. . . . . . .  $1,453.7  $1,445.6
                                           ========  ========

Supplemental Cash Flow Statement Data



Summary of Cash Flow Effects                           Year Ended December 31
of Decrease (Increase) in                           ---------------------------
Operating Working Capital(a)                       1998        1997        1996
-------------------------------------------------------------------------------

Accounts receivable                               $  87.5   $  13.4   $  34.2
Inventories                                           (.4)    (43.7)     15.9
Prepaid expenses                                     14.2     (13.6)     21.6
Trade accounts payable                              (98.1)    (93.9)    (55.6)
Other payables                                       37.9      32.8      54.2
Accrued expenses                                   (116.3)   (294.7)   (352.5)
Accrued income taxes                                130.8    (151.9)    141.0
Currency rate changes                                 8.0     (36.8)      (.4)
                                                  --------  --------  --------

Decrease (Increase) in operating working capital  $  63.6   $(588.4)  $(141.6)
                                                  ========  ========  ========

(a) Excludes the effects of acquisitions, dispositions and the Unusual Items discussed in Note 2 to the Consolidated Financial Statements.


                                                            Year Ended December 31
                                                           ----------------------
Other Cash Flow Data                                       1998    1997      1996
------------------------------------------------------------------------------------
Reconciliation of changes in cash and cash equivalents:
  Balance, January 1                                      $ 90.8  $ 83.2   $ 221.6
  Increase (Decrease)                                       53.2     7.6    (138.4)
                                                          ------  -------  --------

  Balance, December 31                                    $144.0  $ 90.8   $  83.2
                                                          ======  =======  ========

Interest paid. . . . . . . . . . . . . . . . . . . . . .  $192.1  $173.6   $ 219.8
Income taxes paid                                          368.6   557.3     503.0
Increase (Decrease) in cash and cash equivalents due to
  exchange rate changes                                      2.4   (17.4)        -


                                                      Year Ended December 31
                                                      ----------------------
Interest Expense                                      1998      1997    1996
-------------------------------------------------------------------------------
Gross interest cost                                  $211.1   $181.8   $200.6
Capitalized interest on major construction projects   (12.4)   (17.0)   (13.9)
                                                     -------  -------  -------

Interest expense                                     $198.7   $164.8   $186.7
                                                     =======  =======  =======


NOTE 16.   BUSINESS SEGMENT AND GEOGRAPHIC DATA INFORMATION

     In the fourth quarter of 1998, the Corporation adopted SFAS 131. This rule requires companies to report information about their business segments on the basis of how they are managed rather than on the basis of the products they sell. Business segments under SFAS 131 are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Corporation's operating decision maker is its chief executive officer. The Corporation is organized into three global business segments, each of which is headed by a group president who reports to the chief executive officer. Each of these three group presidents is responsible for development of global strategies to grow the Corporation's worldwide tissue, personal care, and health care and other businesses. They are responsible for developing and managing global plans for branding and product positioning, cost reductions, technology and research and development programs, and capacity and capital investment. Each business segment is managed separately in view of the substantially different product lines each manufactures and markets.

     The Corporation's reportable business segments are Tissue, Personal Care, and Health Care and Other. Significant changes from prior segment reporting include the reclassification of wet wipes from Personal Care and premium business and correspondence papers and related products from Newsprint, Paper and Other to Tissue; and professional health care and nonwoven fabrics from Personal Care to Health Care and Other. Prior year information about the Corporation's reportable business segments has been reclassified to the current year basis of presentation.

- The Tissue segment manufactures and markets facial and bathroom tissue, and paper towels and wipers for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants; feminine and incontinence care products; and related products.

- The Health Care and Other segment manufactures and markets health care products such as surgical packs and gowns, sterilization wraps and disposable face masks; specialty and technical papers and related products; and other products.

     Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:


Consolidated Operations by Business Segment

                                    Net Sales                     Operating Profit
                         ---------------------------------   ------------------------------
(Millions of dollars)      1998        1997        1996        1998(a)    1997(a)     1996
-------------------------------------------------------------------------------------------


Tissue                   $ 6,706.2   $ 7,182.7   $ 8,183.6   $  968.9   $  637.1   $1,346.5
Personal Care              4,577.8     4,493.8     4,091.8      620.6      636.6      666.7
Health Care and Other      1,047.1       908.0       926.7      188.6      136.3      138.0
                         ----------  ----------  ----------  ---------  ---------  ---------
Combined                  12,331.1    12,584.5    13,202.1    1,778.1    1,410.0    2,151.2
Intersegment sales           (33.3)      (37.9)      (53.0)         -          -          -
Unallocated items - net          -           -           -     (102.0)    (106.8)     (97.5)
                         ----------  ----------  ----------  ---------  ---------  ---------

Consolidated             $12,297.8   $12,546.6   $13,149.1   $1,676.1   $1,303.2   $2,053.7
                         ==========  ==========  ==========  =========  =========  =========



                          Assets                    Depreciation              Capital Spending
                    ----------------------------  ------------------------  ---------------------
(Millions of dollars) 1998     1997       1996     1998     1997    1996    1998    1997    1996
-------------------------------------------------------------------------------------------------

Tissue            $ 5,758.9  $ 5,802.2  $ 6,997.1  $301.4  $288.9  $375.6  $345.4  $563.2  $655.2
Personal Care       3,076.5    3,053.9    3,052.6   174.2   174.9   157.8   290.3   326.4   190.3
Health Care
  and Other           966.6    1,023.7      555.4    32.4    25.3    25.0    31.5    45.4    35.3
                  ---------  ---------  ---------  ------  ------  ------  ------  ------  ------
Combined            9,802.0    9,879.8   10,605.1   508.0   489.1   558.4   667.2   935.0   880.8
Unallocated(b)
   and
   intersegment
  assets            1,708.3    1,386.2    1,240.6     1.2     1.8     2.6     2.3     9.3     2.9
                  ---------  ---------  ---------  ------  ------  ------  ------  ------  ------

Consolidated      $11,510.3  $11,266.0  $11,845.7  $509.2  $490.9  $561.0  $669.5  $944.3  $883.7
                  =========  =========  =========  ======  ======  ======  ======  ======  ======


(a)     Included in Business Segment operating profit are the following unusual items:

                                                             1998
                                    ---------------------------------------------------------
                                              Personal  Health Care
(Millions of dollars)                 Tissue   Care      and Other     Unallocated   Total
---------------------------------------------------------------------------------------------


1998 Charge                           $ 82.8  $ 23.9     $1.4             $.7         $108.8
Charge for facility consolidations      69.9    53.3        -               -          123.2
Write-down of certain intangible and
  other assets                          14.5    80.5       .6               -           95.6
                                      ------  ------     ----             ---         ------
  Total                               $167.2  $157.7     $2.0             $.7         $327.6
                                      ======  ======     ====             ===         ======




                                                             1997
                                    ---------------------------------------------------------
                                              Personal  Health Care
(Millions of dollars)                 Tissue   Care      and Other     Unallocated   Total
---------------------------------------------------------------------------------------------

1997 Charge                            $499.4    $169.5     $24.0          $8.3      $701.2
                                       ======    ======     =====          ====      ======


(b) Assets include investments in equity companies of $813.1 million, $567.7 million and $551.1 million in 1998, 1997 and 1996, respectively.

Consolidated Operations by Geographic Area

                                           Net Sales                      Operating Profit
                                 ---------------------------------  -------------------------------
(Millions of dollars)               1998        1997       1996        1998(A)    1997(a)     1996
---------------------------------------------------------------------------------------------------
United States . . . . . . . . .  $ 8,018.2   $ 7,878.7   $ 8,142.5   $1,573.4   $1,206.2   $1,592.3
Canada. . . . . . . . . . . . .      785.1     1,052.5     1,311.0       96.5      146.4      138.4
Intergeographic items(b). . . .     (409.1)     (397.3)     (451.7)         -          -          -
                                 ----------  ----------  ----------  ---------  ---------  ---------

North America . . . . . . . . .    8,394.2     8,533.9     9,001.8    1,669.9    1,352.6    1,730.7
Europe. . . . . . . . . . . . .    2,471.2     2,548.1     2,881.8      (81.4)     (60.0)     220.4
Asia, Latin America and Africa.    1,688.4     1,772.2     1,603.5      189.6      117.4      200.1
                                 ----------  ----------  ----------  ---------  ---------  ---------

Combined. . . . . . . . . . . .   12,553.8    12,854.2    13,487.1    1,778.1    1,410.0    2,151.2
Intergeographic items . . . . .     (256.0)     (307.6)     (338.0)         -          -          -
Unallocated items - net . . . .          -           -           -     (102.0)    (106.8)     (97.5)
                                 ----------  ----------  ----------  ---------  ---------  ---------

Consolidated. . . . . . . . . .  $12,297.8   $12,546.6   $13,149.1   $1,676.1   $1,303.2   $2,053.7
                                 ==========  ==========  ==========  =========  =========  =========


                                                Assets
                                  ---------------------------------
(Millions of dollars)               1998       1997        1996
-------------------------------------------------------------------

United States . . . . . . . . .  $ 5,758.9   $ 5,771.0   $ 5,771.6
Canada. . . . . . . . . . . . .      451.9       543.6       825.6
Intergeographic items . . . . .      (52.6)      (65.4)      (50.2)
                                 ----------  ----------  ----------

North America . . . . . . . . .    6,158.2     6,249.2     6,547.0
Europe. . . . . . . . . . . . .    2,074.5     2,267.4     2,579.0
Asia, Latin America and Africa.    1,682.2     1,505.8     1,610.2
                                 ----------  ----------  ----------

Combined. . . . . . . . . . . .    9,914.9    10,022.4    10,736.2
Intergeographic items . . . . .     (112.9)     (142.6)     (131.1)
Unallocated items - net(c). . .    1,708.3     1,386.2     1,240.6
                                 ----------  ----------  ----------

Consolidated. . . . . . . . . .  $11,510.3   $11,266.0   $11,845.7
                                 ==========  ==========  ==========



(a) Included in geographic operating profit are the following unusual items:

                                                  1998
                     --------------------------------------------------------
                                                 Asia,
                                            Latin America
(Millions of dollars)   U.S.  Canada  Europe  and Africa  Unallocated  Total
-----------------------------------------------------------------------------
1998 Charge            $ 25.3  $1.8   $ 78.0    $ 3.0      $.7          $108.8
Charge for facility
    consolidations. .    47.0   5.8     64.2      6.2        -           123.2
Write-down of certain
    intangible and
    other assets. . .    27.7    .7     64.7      2.5        -            95.6
                       ------  ----   ------    -----      ---          ------
  Total                $100.0  $8.3   $206.9    $11.7      $.7          $327.6
                       ======  ====   ======    =====      ===          ======



                                                  1997
                     --------------------------------------------------------
                                                 Asia,
                                            Latin America
(Millions of dollars)   U.S.  Canada  Europe  and Africa  Unallocated  Total
-----------------------------------------------------------------------------

1997 Charge              $403.7 $8.2   $189.8   $91.2       $8.3        $701.2
                         ====== ====   ======   =====       ====        ======


(b) Net sales include $255.9 million, $246.0 million and $284.8 million by operations in Canada to the U.S. in 1998, 1997 and 1996, respectively.

(c) Assets include investments in equity companies of $813.1 million, $567.7 million and $551.1 million in 1998, 1997 and 1996, respectively.

Equity Companies' Data by Geographic Area

                                                                              Kimberly-
                                                                               Clark's
                                                                                Share
                                            Net       Gross  Operating   Net   of Net
(Millions of dollars)                      Sales      Profit   Profit  Income   Income
---------------------------------------------------------------------------------------

For the year ended:
  December 31, 1998
    Latin America(a)                     $     1,606.8  $574.4  $388.2  $245.5  $113.5
    Asia, Australia and Middle East              666.9   236.6    83.3    49.1    23.6
                                         -------------  ------  ------  ------  ------
        Total                            $     2,273.7  $811.0  $471.5  $294.6  $137.1
                                         =============  ======  ====== =======  ======

For the year ended:
  December 31, 1997
    Latin America(b)                     $     1,464.3  $528.6  $382.5  $283.1  $130.8
    Asia, Australia and Middle East              698.1   253.6    93.6    55.0    26.5
                                         -------------  ------  ------  ------  ------
        Total . . . . . . . . . . . . .  $     2,162.4  $782.2  $476.1  $338.1  $157.3
                                         =============  ======  ======  ======  ======

For the year ended:
  December 31, 1996
    Latin America(c)                     $     1,380.5  $512.9  $344.3  $291.5  $133.1
    North America, Asia, Australia and
      Middle East(d). . . . . . . . . .          725.7   253.0    83.8    42.8    19.3
                                         -------------  ------  ------  ------  ------
        Total . . . . . . . . . . . . .  $     2,106.2  $765.9  $428.1  $334.3  $152.4
                                         =============  ======  ======  ======  ======




(a)     Net income and Kimberly-Clark's share of net income include a loss of $19.8 million and $9.2 million, respectively, related to the change in the value of the Mexican peso.  In May 1998, the Corporation acquired 50 percent of Klabin Tissue,
S.A., the leading tissue manufacturer in Brazil.

(b)     Kimberly-Clark's share of net income includes a gain of $16.3 million, primarily related to the sale of a portion of the tissue business of KCM.  Additionally, operating profit, net income and Kimberly-Clark's share of net income includes
$6.7 million, $4.4 million and $2.2 million, respectively, related to the 1997 Charge.

(c)     Kimberly-Clark's share of net income includes a charge of $5.5 million, recorded by KCM for restructuring costs related to its merger with Scott's former Mexican affiliate.

(d)     In June 1996, the Corporation acquired 49.9 percent of Hogla, Ltd., and formed a consumer products joint venture in
Israel.



Equity Companies' Data by Geographic Area


                                              Non-                 Non-       Stock-
                                   Current  Current   Current    Current     holders'
(Millions of dollars)              Assets   Assets  Liabilities Liabilities   Equity
---------------------------------------------------------------------------------------

December 31, 1998
  Latin America                    $  785.5  $1,170.7  $575.0    $154.0       $1,227.2
  Asia, Australia and Middle East     239.2     359.1   129.5     173.8          295.1
                                   --------  --------  ------    ------       --------
      Total . . . . . . . . . . .  $1,024.7  $1,529.8  $704.5    $327.8       $1,522.3
                                   ========  ========  ======    ======       ========

December 31, 1997
  Latin America                    $  752.8  $  624.6  $336.0    $278.4       $  763.0
  Asia, Australia and Middle East     226.8     386.9   128.0     185.5          300.2
                                   --------  --------  ------    ------       --------
      Total . . . . . . . . . . .  $  979.6  $1,011.5  $464.0    $463.9       $1,063.2
                                   ========  ========  ======    ======       ========


December 31, 1996
  Latin America                    $  661.3  $  606.3  $321.0    $267.5       $  679.2
  Asia, Australia and Middle East     272.5     463.8   168.9     225.3          342.0
                                   --------  --------  ------    ------       --------
      Total . . . . . . . . . . .  $  933.8  $1,070.1  $489.9    $492.8       $1,021.2
                                   ========  ========  ======    ======       ========


     Equity companies are principally engaged in operations in the Tissue and Personal Care businesses.

     KCM is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 1998, the Corporation's investment in this equity company was $369.3 million, and the estimated fair value was $1.7 billion based on the market price of publicly traded shares.

INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries


Kimberly-Clark Corporation, Its Directors and Stockholders:

     We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP
---------------------------------

Deloitte & Touche LLP
Dallas, Texas
January 25, 1999

AUDIT COMMITTEE CHAIRMAN'S LETTER
Kimberly-Clark Corporation and Subsidiaries


     The members of the Audit Committee are selected by the board of directors. The committee consists of six outside directors and met three times during 1998.

     The Audit Committee oversees the financial reporting process on behalf of the board of directors. As part of that responsibility, the committee recommends to the board of directors, subject to stockholder approval, the selection of the Corporation's independent public accountants. The Audit Committee discusses the overall scope and specific plans for annual audits with the Corporation's internal auditors and Deloitte & Touche LLP. The committee also discusses the Corporation's annual consolidated financial statements and the adequacy of its internal controls. The committee meets regularly with the internal auditors and Deloitte & Touche LLP, without management present, to discuss the results of their audits, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. The meetings also are designed to facilitate any private communication with the committee desired by the internal auditors or independent public accountants.



/s/ Paul J. Collins
--------------------------

Paul J. Collins
Chairman, Audit Committee
January 25, 1999

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

     The Corporation has assessed its internal control system as of December 31, 1998, in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1998, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.







/s/Wayne R. Sanders                            /s/John W. Donehower
----------------------                         ----------------------
Wayne R. Sanders                               John W. Donehower
Chairman of the Board                          Senior Vice President
and Chief Executive Officer                    and Chief Financial Officer


January 25, 1999

ADDITIONAL INFORMATION

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

     BankBoston N.A. is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Company's common stock and is responsible for maintaining shareholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, and information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:

                         BankBoston N.A.
                         c/o EquiServe L.P.
                         P. O. Box 8040
                         Boston, Massachusetts 02266-8040
                         Telephone:  800-730-4001
                         Internet:  http://www.equiserve.com

DIVIDENDS AND DIVIDEND REINVESTMENT PLAN

     Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second day of January, April, July and October. The Automatic Dividend Reinvestment service of EquiServe L.P. is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

STOCK EXCHANGES

     Kimberly-Clark common stock is listed on the New York, Chicago and Pacific stock exchanges. The ticker symbol is KMB.

ANNUAL MEETING OF STOCKHOLDERS

     The Annual Meeting of Stockholders will be held at the Corporation's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 29, 1999.

INVESTOR RELATIONS

     Securities analysts, portfolio managers and representatives of institutional investors seeking information about the Company should contact Michael D. Masseth, Vice President - Investor Relations, at 972-281-1478. Investors may also obtain information about Kimberly-Clark and copies of documents released by the Company by calling 800-639-1352.

CALENDAR

     Kimberly-Clark's fiscal year ends December 31. The annual report is distributed in March.

SEC FORM 10-K AND OTHER INFORMATION / COMPANY WEB SITE

     Stockholders and others will find the Company's financial information, press releases and other information on the Company's web site at www.kimberly-clark.com. There is a direct link from the web site to the Securities and Exchange Commission (SEC) filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P. O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1521 to obtain a hard copy of these reports, without charge.

EMPLOYEES AND STOCKHOLDERS

     In its worldwide consolidated operations, Kimberly-Clark had 54,700 employees as of December 31, 1998. Equity companies had an additional 14,600 employees. The Corporation had 54,770 stockholders of record and 538.3 million shares of common stock outstanding as of the same date.

TRADEMARKS

     The brand names mentioned in this report -- Amiga, Andrex, Ballet, Bebito, Camelia, Celex, Chiffon, Classic Crest, ColdCare, Comfort & Beauty, Cottonelle, Depend, Dr. Bel, Environment, Fems, FluidShield, GoodNites, Gourmet, Huggies, Intima, Intimus, Iris, Joy, Kimberly-Clark, Kimwipes, Kleen Bebe, Kleenex, Kleenex Expressions, Kleenex EXTRAcare, Klin, Kotex, Kotex White, Lily, Limpiogar, Little Swimmers, Luggi's, Lys, Mariposa, MicroCool, Mimex, Mimi, Molett, Monbebe, Monica, Neve, Nice, Noble, Nonito, Page, Papagayo, Parents, Peaudouce, Petalo, Poise, Popee, Pull-Ups, Sanex, Sani-Fresh, Scott, Scottex, Scottfold, ShopPro, Slei, Snugglers, Softina, Sujay, Sunny, Tampona, Tecnol, Thick & Thirsty, Tiss, Titulim, Top, Trebol, Unicel, Viva, WorkHorse, and WypAll -- are trademarks of Kimberly-Clark Corporation or its affiliates.