Form 10-K/A, Exhibit 13
period 1998-12-31
KIMBERLY CLARK CORP
filed 1999-08-06
CIK 55785

                                                         Exhibit (13)




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

TRADEMARKS

     The brand names mentioned in this report -- Amiga, Andrex, Ballet, Bebito, Camelia, Celex, Chiffon, Classic Crest, ColdCare, Comfort & Beauty, Cottonelle, Depend, Dr. Bel, Environment, Fems, FluidShield, GoodNites, Gourmet, Huggies, Intima, Intimus, Iris, Joy, Kimberly-Clark, Kimwipes, Kleen Beb, Kleenex, Kleenex Expressions, Kleenex EXTRAcare, Klin, Kotex, Kotex White, Lily, Limpiogar, Little Swimmers, Luggi's, Lys, Mariposa, MicroCool,
Mimex, Mimi, Molett, Monbebe, Monica, Neve, Nice, Noble, Nonito, Page, Papagayo, Parents, Peaudouce, Ptalo, Poise, Popee, Pull-Ups, Sanex, Sani-Fresh, Scott, Scottex, Scottfold, ShopPro, Slei, Snugglers, Softina, Sujay, Sunny, Tampona, Tecnol, Thick & Thirsty, Tiss, Titulim, Top, Trebol, Unicel, Viva, WorkHorse, and WypAll -- are trademarks of Kimberly-Clark Corporation or its affiliates.