Form 10-K, Exhibit 13
period 1999-12-31
KIMBERLY CLARK CORP
filed 2000-03-24
CIK 55785

Exhibit No. (13)
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
Kimberly-Clark  Corporation  and  Subsidiaries

GLOBAL  BUSINESS  SEGMENTS

     The Corporation is organized into three global business segments. Each segment is responsible for the development and execution of global strategies to expand the Corporation's worldwide tissue, personal care, and health care and other businesses. Such strategies include global plans for branding and product positioning, cost reductions, technology and research and development programs, and capacity and capital investment for each of these businesses. The major products manufactured and marketed by each of the Corporation's business segments are as follows:

- Tissue - facial and bathroom tissue, paper towels and wipers for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products.

- Personal Care - disposable diapers, training and youth pants; feminine and incontinence care products; and related products.

- Health Care and Other - health care products such as surgical packs and gowns, sterilization wraps and disposable face masks; disposable medical devices for respiratory care, gastroenterology and cardiology; specialty and technical papers and related products; and other products.


BUSINESS  IMPROVEMENT  AND  OTHER  PROGRAMS

     The Corporation has undertaken a number of actions in recent years to address ongoing business competitiveness by improving its operating efficiency and cost structure. These programs began in 1995, at the time of the merger with Scott Paper Company ("Scott"), and were substantially completed at December 31, 1999. The activities involved in these plans did not disrupt the Corporation's business operations to any significant extent. The principal benefits of these plans have been lower production costs and a more simplified manufacturing infrastructure. A summary and status of each of these programs is set forth below.

1998  PLAN

     In the fourth quarter of 1998, the Corporation announced a facilities consolidation plan (the "1998 Plan") to, among other things, further align tissue manufacturing capacity with demand in Europe, close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand, write down certain excess feminine care production equipment in North America and reduce the Corporation's workforce by approximately 830 employees. Costs for the 1998 Plan of $42.6 million and $49.1 million were recorded in 1999 and 1998, respectively, and charged to cost of products sold. Costs of approximately $20 million will be charged to cost of products sold in 2000. These costs are comprised primarily of certain severance costs and charges for accelerated depreciation for the Corporation's Larkfield, U.K. tissue manufacturing facility that will remain in use until its expected shutdown in October 2000.

     Through December 31, 1999, 800 employees have been notified of the Corporation's plans to terminate their employment, and the costs of this workforce reduction were charged to earnings in the period in which such employee severance benefits were appropriately communicated. Of the employees that have been notified, 530 employees have been terminated and 270 additional employees will be terminated in 2000. Approximately 50 additional employees will be notified in 2000 of the Corporation's plans to terminate their employment. Their severance costs, which are included in the $20 million discussed above, will be accrued and charged to cost of products sold at that time.

     The charges under the 1998 Plan for the two years ended December 31, 1999 are summarized below:


                                                             Amounts  Charged
                                                                to  Earnings
                                                           -------------------
(Millions  of  dollars)                                       1999    1998
-----------------------                                       -----   -----


Workforce severance. . . . . . . . . . . . . . . . . . . . .  $16.0   $11.1
Write-downs of property, plant and equipment and other costs   (3.0)   35.2
Accelerated depreciation . . . . . . . . . . . . . . . . . .   29.6     2.8
                                                              ------  -----

  Total pretax charge. . . . . . . . . . . . . . . . . . . .  $42.6   $49.1
                                                              ======  =====


     Charges under the 1998 Plan were included in operating profit by business segment and geography as follows:

                                                               Year  Ended
                                                               December 31
                                                           ------------------
(Millions  of  dollars)                                       1999   1998
-----------------------                                       -----  -----


By Business Segment
  Tissue. . . . . . . . . . . . . . . . . . . . . . . . .     $36.4  $14.9
  Personal Care . . . . . . . . . . . . . . . . . . . . .       6.2   34.2
                                                              -----  -----

  Total pretax charge . . . . . . . . . . . . . . . . . .     $42.6  $49.1
                                                              =====  =====

By Geography
  North America . . . . . . . . . . . . . . . . . . . . .     $ 5.7  $34.0
  Outside North America . . . . . . . . . . . . . . . . .      36.9   15.1
                                                              -----  -----

  Total pretax charge . . . . . . . . . . . . . . . . . .     $42.6  $49.1
                                                              =====  =====


     Charges under the 1998 Plan reduced operating profit and net income as follows:


                                                               Year  Ended
                                                               December  31
                                                            -----------------
(Millions  of  dollars)                                       1999   1998
-----------------------                                       ----   ----


Operating profit . . . . . . . . . . . . . . . . . . . .  .   $42.6  $49.1
Net income . . . . . . . . . . . . . . . . . . . . . . .  .    30.3   34.1


     Set forth below is a summary of the types and amounts recognized as accrued expenses for the 1998 Plan together with cash payments made against such accruals for the year ended December 31, 1999.

                                                                       1999
                                                                ------------------
                                                    Balance    Additions                    Balance
(Millions  of  dollars)                             12/31/98  (Reductions)    Payments      12/31/99
-----------------------                             ------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $10.6         $16.0       $(10.2)        $16.4
Asset removal costs . . . . . . . . . . . . . . . .    2.5           (.4)        (2.1)            -
Environmental costs and lease contract terminations    1.0             -            -           1.0
Other costs . . . . . . . . . . . . . . . . . . . .    4.7          (2.6)        (2.1)            -
                                                     -----         -----        -----         -----

                                                     $18.8         $13.0       $(14.4)        $17.4
                                                     =====         =====       ======         =====


     Management considers the 1998 Plan to be substantially completed as of December 31, 1999. The accrued expense balance of $17.4 million will be paid in accordance with the terms of the applicable employee severance and other agreements.

1997  PLAN

     On November 21, 1997, the Corporation announced a restructuring plan (the "1997 Plan"). The plan included the sale, closure or downsizing of 17 manufacturing facilities worldwide and a workforce reduction of approximately
4,800  employees.    Costs  for  the  1997  Plan  of  $250.8  million  and
$414.2 million were recorded in 1998 and 1997, respectively, at the time costs became accruable under appropriate accounting principles. Included in such costs was accelerated depreciation charged to cost of products sold related to assets that were to be disposed of but which continued to be operated during 1997 and 1998. In 1999, the Corporation recorded a net credit of $16.7 million, which was comprised of accelerated depreciation expense of $23.7 million, reductions in accrued costs of $31.9 million and lower asset write-offs and higher sales proceeds totaling $8.5 million, due to changes in estimates.

     Charges or (credits) under the 1997 Plan for the three years ended December 31, 1999 are summarized below:

                                                            Amounts  Charged  to  Earnings
                                                            ------------------------------
(Millions  of  dollars)                                          1999     1998    1997
-----------------------                                     ------------------------------


Workforce severance. . . . . . . . . . . . . . . . . . . . . .  $ (4.8)  $ 53.2  $ 35.4
Write-downs of property, plant and equipment and other assets.    (8.5)    56.2    93.6
Contract settlements, lease terminations and other costs . . .   (27.1)    31.3    64.2
Asset impairments. . . . . . . . . . . . . . . . . . . . . . .       -     31.3   187.4
Accelerated depreciation . . . . . . . . . . . . . . . . . . .    23.7     78.8    33.6
                                                                -------  ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . .  $(16.7)  $250.8  $414.2
                                                                =======  ======  ======

Income statement classification:
  Cost of products sold. . . . . . . . . . . . . . . . . . . .  $ 10.3   $134.0  $113.7
  Restructuring and other unusual charges. . . . . . . . . . .   (27.0)   116.8   300.5
                                                                -------  ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . .  $(16.7)  $250.8  $414.2
                                                                =======  ======  ======


     The effects of the 1997 Plan were included in operating profit by business segment and geography as follows:

                                                               Year  Ended  December  31
                                                             ----------------------------
(Millions  of  dollars)                                          1999     1998    1997
-----------------------                                      ----------------------------


By  Business  Segment
     Tissue . . . . . . . . . . . . . . . . . . . . . . . . .   $(16.5)  $149.3  $324.4
     Personal  Care . . . . . . . . . . . . . . . . . . . . .      7.2     87.6    72.8
     Health  Care . . . . . . . . . . . . . . . . . . . . . .     (1.3)    13.2     8.7
     Unallocated. . . . . . . . . . . . . . . . . . . . . . .     (6.1)      .7     8.3
                                                                 ------  ------  ------

          Total  pretax  charge  (credit) . . . . . . . . . .   $(16.7)  $250.8  $414.2
                                                                 =====   ======  ======

By  Geography
     North  America . . . . . . . . . . . . . . . . . . . . .   $   .7   $160.9  $181.5
     Outside  North  America. . . . . . . . . . . . . . . . .    (11.3)    89.2   224.4
     Unallocated. . . . . . . . . . . . . . . . . . . . . . .     (6.1)      .7     8.3
                                                                ------   ------  ------

          Total  pretax  charge  (credit) . . . . . . . . . .   $(16.7)  $250.8  $414.2
                                                                ======   ======  ======

     The effects of the 1997 Plan decreased (increased) operating profit and net income as follows:

                                                               Year  Ended  December  31
                                                             ----------------------------
(Millions  of  dollars)                                          1999     1998    1997
-----------------------                                      ----------------------------


Operating profit . . . . . . . . . . . . . . . . . . . . . .    $(16.7)  $250.8  $414.2
Net income . . . . . . . . . . . . . . . . . . . . . . . . .      (9.2)   178.9   315.0


     The  principal  components  of  the  1997  Plan  were  as  follows:

- The sale, closure or downsizing of certain manufacturing facilities worldwide has resulted in the consolidation of the Corporation's manufacturing operations into fewer, larger and more efficient facilities and the elimination of excess, high-cost tissue
     manufacturing  capacity  in North America  and  Europe.    Of the
     originally identified facilities, 16 have been closed as of December 31, 1999 and one will remain in operation. In addition, four other small facilities were closed. The effects of these modifications were reflected in earnings at the time such modifications became accruable events.

- The workforce reduction has been completed and, through December 31, 1999, a total reduction of 3,740 employees has been realized. The costs of the reduction were charged to earnings in the period in which such employee severances and benefits were appropriately communicated.

- Property, plant and equipment and other assets not used in the restructured manufacturing operations have been written down, excess manufacturing capacity has been eliminated, and certain inventories in restructured operations and other assets have been written down.

- Certain of the Corporation's facilities and capacity which became excessive as a result of the combination of the Corporation's health care operations with those of Tecnol Medical Products, Inc. ("Tecnol") have been eliminated.

- Certain contracts have been terminated and other costs have been incurred to achieve planned efficiencies.

     In 1998, as a result of additional evaluations of the Corporation's tissue manufacturing operations, the Villanovetta, Italy tissue manufacturing facility became an impaired asset because its cash flows from use and disposal were insufficient to cover the carrying amount of the asset. Consequently, a charge to earnings of $26.8 million was recorded in the fourth quarter of 1998. In addition, management intended to close the facility in 2000 in order to continue to align capacity with demand. While the facility continues to be an impaired asset, in late 1999, after negotiations with labor representatives, management agreed to only downsize the facility and continue operations through 2001. During this period, additional negotiations with governmental authorities and labor representatives will continue. In 1998, other less significant modifications were made to the 1997 Plan, the largest of which was a $12.1 million charge for losses on European feminine care equipment removed from service. The effects of these modifications were included in 1998 results of operations.

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued expenses for the 1997 Plan together with cash payments made against such accruals for the two years ended December 31, 1999.

                                                     Balance            1999          Balance
                                                             ------------------------
(Millions  of  dollars)                              12/31/98 (Reductions) Payments  12/31/99
-----------------------                              ----------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $ 42.7   $ (4.8)      $(37.8)    $ .1
Asset removal costs . . . . . . . . . . . . . . . .    12.7     (8.5)        (4.2)       -
Environmental costs and lease contract terminations    40.2     (9.1)       (24.1)     7.0
Other costs . . . . . . . . . . . . . . . . . . . .    15.4     (9.5)        (5.9)       -
                                                     ------   ------       ------     ----

                                                     $111.0   $(31.9)      $(72.0)    $7.1
                                                     ======   ======       ======     ====



                                                     Balance            1998          Balance
                                                             ------------------------
(Millions  of  dollars)                              12/31/97 Additions    Payments  12/31/98
-----------------------                              ----------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $32.1    $53.2        $(42.6)    $ 42.7
Asset removal costs . . . . . . . . . . . . . . . .   17.2       .3          (4.8)      12.7
Environmental costs and lease contract terminations   32.1     23.2         (15.1)      40.2
Other costs . . . . . . . . . . . . . . . . . . . .    9.2      7.8          (1.6)      15.4
                                                     -----    -----        ------     ------

                                                     $90.6    $84.5        $(64.1)    $111.0
                                                     =====    =====        ======     ======



     Management considers the 1997 Plan to be substantially completed as of December 31, 1999. The accrued expense balance of $7.1 million will be paid in accordance with the terms of the applicable contract settlement and other agreements.

1995  SCOTT  MERGER  AND  RESTRUCTURING  PLAN

     In connection with the Scott merger, in December 1995, the Corporation announced a plan to restructure the combined operations and to accomplish other business improvement objectives (the "1995 Plan"). The 1995 Plan included (i) the cost of plant rationalizations and employee terminations to eliminate duplicate facilities and excess capacity; (ii) disposition of facilities to comply with the merger-related decrees of the U.S. Justice Department and the European Commission; (iii) costs of terminating leases, contracts and other long-term agreements; (iv) the direct costs of the merger, including fees of investment bankers, outside legal counsel and accountants;
(v) impaired asset charges; and (vi) accelerated depreciation charges on assets that were to be disposed of but which were not to be immediately removed from operations.

     The original estimated pretax cost of the 1995 Plan was $1,440 million. The plan was completed in 1998 at a pretax cost of $1,305 million. Charges or (credits) under the 1995 Plan for the two years ended December 31, 1998 are summarized below:


                                                             Amounts
                                                             Charged
                                                           to Earnings
                                                         ---------------
(Millions  of  dollars)                                1998          1997
-----------------------                               --------------------


Cost of products sold. . . . . . . . . . . . . . . . $ 1.7           $15.1
Restructuring and other unusual charges. . . . . . .  (5.0)           49.0
                                                     -----           -----

  Total pretax charge (credit) . . . . . . . . . . . $(3.3)          $64.1
                                                     =====           =====

     The effects of the 1995 Plan were included in operating profit by business segment and geography as follows:

                                                             Year  Ended
                                                             December  31
                                                            --------------
(Millions  of  dollars)                                1998            1997
-----------------------                                ----            ----


By Business Segment
  Tissue . . . . . . . . . . . . . . . . . . . . . .   $  .7           $60.5
  Personal Care. . . . . . . . . . . . . . . . . . .      .9             1.9
  Health Care. . . . . . . . . . . . . . . . . . . .     (.8)            (.3)
  Unallocated. . . . . . . . . . . . . . . . . . . .    (4.1)            2.0
                                                       -----           -----

    Total pretax charge (credit)                       $(3.3)          $64.1
                                                       =====          ======

By Geography
  North America. . . . . . . . . . . . . . . . . . .   $(2.9)          $11.5
  Outside North America. . . . . . . . . . . . . . .     3.7            50.6
  Unallocated. . . . . . . . . . . . . . . . . . . .    (4.1)            2.0
                                                       -----           -----

    Total pretax charge (credit) . . . . . . . . . .   $(3.3)          $64.1
                                                       =====           =====


     The effects of the 1995 Plan decreased (increased) operating profit and net income as follows:

                                                             Year  Ended
                                                             December  31
                                                            --------------
(Millions  of  dollars)                                1998            1997
-----------------------                                ----            ----


Operating profit . . . . . . . . . . . . . . . . . .   $(3.3)           $64.1
Net income . . . . . . . . . . . . . . . . . . . . .     (.9)            51.3


     Set forth below is a summary of the types and amounts recognized as accrued expenses for the 1995 Plan together with the cash payments made against such accruals for the year ended December 31, 1998.

                                                                        1998
                                                Balance    -------------------------- Balance
(Millions  of  dollars)                         12/31/97   (Reductions)     Payments    12/31/98
-----------------------                         -------------------------------------------------


Workforce severance . . . . . . . . . . . . . .  $ 8.1        $ (3.5)         $ (4.6)  $   -
Asset removal costs . . . . . . . . . . . . . .    1.9             -            (1.9)      -
Contract settlement and lease termination costs   27.1          (6.1)           (5.7)   15.3
Other costs . . . . . . . . . . . . . . . . . .    9.1          (1.4)           (7.0)     .7
                                                 -----        ------          ------   -----
                                                 $46.2        $(11.0)         $(19.2)  $16.0
                                                 =====        ======          ======   =====


     The 1998 accrued expense balance of $16.0 million is being paid in accordance with the terms of the contract settlement agreements and, as of December 31, 1999, approximately $4 million remains to be paid under a contractual lease obligation.

OTHER  INFORMATION

1999  Unusual  Charges
----------------------

     In 1999, the Corporation incurred $13.6 million of unusual business improvement costs that were not related to the three formally adopted business improvement plans discussed above. The costs, which primarily were for employee severances and write off of assets removed from service, were charged to cost of products sold when incurred.

Write-down  of  Certain  Intangible  and  Other  Assets
-------------------------------------------------------

     In 1998, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and written down. These write-downs, which were charged to general expense, reduced 1998 operating profit $70.2 million and net income $57.1 million. In addition, the Corporation began depreciating the cost of all newly acquired personal computers ("PCs") over two years. In recognition of the change in estimated useful  lives,  PC  assets  with  a  remaining net book value of $16.6 million became subject to accelerated depreciation charges. These charges, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $81.2 million and net income $64.7 million. Of the $81.2 million, $6.8 million was charged to cost of products sold and $74.4 million was charged to general expense. In 1999, accelerated depreciation on PCs reduced operating profit by $8.3 million, $2.7 million of which was charged to cost of products sold and $5.6 million was charged to general expense.

     Approximately 91 percent of the 1998 write-down of certain intangible and other assets and accelerated depreciation on PCs described above relates to the Personal Care segment and 9 percent relates to the Tissue segment. In 1999, 50 percent of the $8.3 million of accelerated depreciation was charged to each of the Tissue and Personal Care segments.

ANALYSIS  OF  CONSOLIDATED  NET  SALES  -  THREE YEARS ENDED DECEMBER 31, 1999


By  Business  Segment
                                                             Net Sales
                                                  ---------------------------------
(Millions  of  dollars)                              1999       1998         1997
-----------------------                           ---------------------------------
Tissue. . . . . . . . . . . . . . . . . . . . .   $ 6,968.8   $ 6,733.1   $ 7,210.2
Personal Care . . . . . . . . . . . . . . . . .     5,138.1     4,596.5     4,510.7
Health Care and Other . . . . . . . . . . . . .       936.4     1,001.5       863.6
Intersegment sales. . . . . . . . . . . . . . .       (36.5)      (33.3)      (37.9)
                                                  ---------   ---------   ---------

Consolidated. . . . . . . . . . . . . . . . . .   $13,006.8   $12,297.8   $12,546.6
                                                  =========  ==========  ==========

By Geographic Area
                                                             Net Sales
                                                   --------------------------------
(Millions of dollars)                                 1999        1998        1997
---------------------                              --------------------------------

United States . . . . . . . . . . . . . . . . .   $ 8,392.5   $ 7,992.8   $ 7,854.3
Canada. . . . . . . . . . . . . . . . . . . . .       843.4       785.1     1,052.5
Intergeographic sales . . . . . . . . . . . . .      (507.4)     (408.9)     (397.2)
                                                  ---------   ---------   ---------

  Total North America . . . . . . . . . . . . .     8,728.5     8,369.0     8,509.6

Europe. . . . . . . . . . . . . . . . . . . . .     2,544.7     2,471.2     2,548.1
Asia, Latin America and Africa. . . . . . . . .     2,084.6     1,766.2     1,837.9
Intergeographic sales . . . . . . . . . . . . .      (351.0)     (308.6)     (349.0)
                                                  ---------   ---------   ---------

Consolidated. . . . . . . . . . . . . . . . . .   $13,006.8   $12,297.8   $12,546.6
                                                  =========   =========   =========


Commentary:

1999  versus  1998

     Consolidated  net  sales  increased 5.8 percent above 1998.  In 1998, the
Corporation sold K-C Aviation Inc. ("KCA"). In 1999, it closed its Mobile, Alabama pulp mill and sold its Southeast Timberlands ("SET") and its pulp mill located in Miranda, Spain ("Miranda"). Excluding the revenues of these divested businesses for both years, consolidated net sales increased about 8 percent. Sales volumes increased approximately 9 percent, with each of the business segments contributing to the gain. However, changes in foreign currency exchange rates reduced consolidated net sales by about 1 percent, with favorable effects in Korea being more than offset by unfavorable changes in Brazil and Europe. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales of tissue products increased 5 percent. Sales volumes grew by nearly 6 percent, while slightly lower prices and unfavorable foreign currency exchange rate effects, primarily in Europe, reduced net sales by approximately 1 percent. The increase in sales volumes is primarily attributable to the contribution from the Attisholz Holding AG ("Attisholz") tissue brands in Europe, acquired in June 1999, and improved sales of Kleenex Cottonelle and Scott bathroom tissue in North America. Other significant contributors to the increase were Kleenex facial tissue, washroom systems and wet wipes products, which more than offset a decline in sales volumes for consumer towel products in North America. A portion of the tissue sales volume increase is due to operations in Colombia, in which the Corporation made an additional investment in late 1998 to gain majority ownership of certain Latin American equity companies (the "Colombian Investment").

- Worldwide net sales of personal care products were 11.8 percent greater primarily due to a 13 percent increase in sales volumes. A selling price increase of approximately 1 percent was more than offset by the negative effect of changes in foreign currency exchange rates of slightly more than 2 percent. Net sales were higher in every geographic region.
    In North America, net sales increased across all brands, led by higher volumes for Huggies diapers. There was particular improvement in diaper sales in Europe and notably increased sales of personal care products in Korea. In addition, a portion of the increase in net sales is attributable to the Colombian Investment.

- Net sales for health care and other products increased 11 percent primarily due to sales volume growth for professional health care products, including the contribution from the acquisition of Ballard Medical Products ("Ballard") in September 1999.

1998  versus  1997

     Consolidated net sales were 2.0 percent lower than in 1997. In 1997, the Corporation divested a pulp and newsprint facility located in Coosa Pines, Alabama ("Coosa") and sold its 50.1 percent interest in Scott Paper Limited ("SPL"). Excluding the revenues from these divested businesses for both years, consolidated net sales remained essentially even. Sales volumes, however, increased more than 2 percent and selling prices were nearly 2 percent higher, primarily due to improved pricing for consumer tissue products in the United States. However, changes in foreign currency exchange rates, primarily in Asia, reduced consolidated net sales slightly more than 3 percent. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

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

- Worldwide net sales of personal care products increased about 2 percent. Sales volumes grew by nearly 5 percent and selling prices increased by about 2 percent; however, changes in foreign currency exchange rates
    reduced net sales by  approximately  4  percent.   Training and youth pants
    in North America and sales volume growth in Latin America were the primary factors contributing to the overall sales volume increase. These increases more than offset lower diaper sales volumes in North America and Europe which were attributable to the transition to larger size product packaging, the introduction of unisex product and increased competition.

- Net sales for health care and other products increased more than 24 percent due to sales volume growth in health care products, driven, in large part, by the acquisition of Tecnol in December 1997.


UNUSUAL  ITEMS

     For purposes of this Management's Discussion and Analysis, and in order to facilitate a meaningful discussion of the ongoing operations of the Corporation, the items summarized in the following table are considered to be unusual items ("Unusual Items").

                                                              Year  Ended  December  31
                                                          --------------------------------
(Millions  of  dollars)                                     1999      1998        1997
-----------------------                                   --------------------------------


Charges (credits) to Operating Profit:
  Business Improvement and Other Programs:
    1998 Plan . . . . . . . . . . . . . . . . . . . . .  $   42.6   $   49.1   $      -
    1997 Plan . . . . . . . . . . . . . . . . . . . . .     (16.7)     250.8      414.2
    1995 Plan . . . . . . . . . . . . . . . . . . . . .         -       (3.3)      64.1
    1999 unusual charges. . . . . . . . . . . . . . . .      13.6          -          -
  Write-down of certain intangible and other assets . .       8.3       81.2          -
  Gains on disposals of assets. . . . . . . . . . . . .    (176.7)    (140.0)     (26.5)
  Mobile pulp mill fees and related severances. . . . .       9.0       42.3          -
  Business integration and other costs. . . . . . . . .      22.6          -          -
                                                         --------  ---------   --------

Net charge (credit) for unusual items . . . . . . . . .     (97.3)     280.1      451.8
Operating profit as reported. . . . . . . . . . . . . .   2,435.4    1,697.7    1,486.1
                                                         --------  ---------   --------

Operating profit excluding unusual items. . . . . . . .  $2,338.1   $1,977.8   $1,937.9
                                                         ========  =========  =========


Note: Gains on certain disposals of assets are recorded in the Consolidated Income Statement as other (income) expense, net. In December 1999, the Corporation reclassified other (income) expense, net, to be part of reported operating profit in accordance with Regulation S-X.

- A description of the items included in the 1998, 1997 and 1995 Plans, the 1999 unusual charges and the write-down of certain intangible and other assets is contained in the Business Improvement and Other Programs section above.

- Gains on disposals of assets are primarily related to the sale of a portion of SET in 1999, the sale of KCA in 1998 and the sale of the Corporation's investment in Ssangyong Paper Co., Ltd. (Korea) in 1997.

-   In 1999, the Corporation recorded severance related to the sale of SET.
    In 1998, a contract cancellation fee and severance related to the closure of the Mobile pulp mill were recorded.

- As part of the integration of acquired businesses, Attisholz and Ballard, the Corporation recorded certain costs, which were expensed as incurred,
    related to  assimilating  these  operations.    It is estimated that an
    additional $10 million of cost related to these activities will be incurred and expensed in 2000.

     The items displayed in the preceding table have been excluded from operating profit in the "Excluding Unusual Items" columns in the following Consolidated Operating Profit tables.

ANALYSIS  OF  CONSOLIDATED  OPERATING  PROFIT - THREE YEARS ENDED DECEMBER 31,
1999


By  Business  Segment

                                       1999                1998                 1997
                                  -----------------  --------------------  -------------------
                                          Excluding             Excluding            Excluding
                                    As     Unusual      As       Unusual     As       Unusual
(Millions  of  dollars)          Reported    Items   Reported     Items    Reported    Items
-----------------------          -------- ---------  --------   ---------  --------  ---------



Tissue . . . . . . . . . . . .   $1,114.1  $1,171.3  $  921.3   $1,135.7  $  704.3    $1,089.2
Personal Care. . . . . . . . .    1,092.8   1,109.1     588.7      785.3     737.8       812.5
Health Care and Other. . . . .      154.3     161.9     161.2      173.7     135.1       143.5
Unallocated - net. . . . . . .       74.2    (104.2)     26.5     (116.9)    (91.1)     (107.3)
                                 --------  --------  --------   --------  --------    --------

Consolidated . . . . . . . . .   $2,435.4  $2,338.1  $1,697.7   $1,977.8  $1,486.1    $1,937.9
                                 ========  ========  ========   ========  ========    ========



By  Geographic  Area

                                        1999                1998                 1997
                                  -----------------  --------------------  -------------------
                                          Excluding             Excluding            Excluding
                                    As     Unusual      As       Unusual     As       Unusual
(Millions  of  dollars)          Reported    Items   Reported     Items    Reported    Items
-----------------------          -------- ---------  --------   ---------  --------  ---------


United States . . . . . . . . .  $1,821.9  $1,868.8   $1,407.2   $1,663.4   $1,362.8   $1,553.1
Canada. . . . . . . . . . . . .     105.3     110.9      112.7      104.8      151.9      154.6
Europe. . . . . . . . . . . . .     183.3     219.8      (39.7)     123.1      (76.1)     128.7
Asia, Latin America and Africa      250.7     242.8      191.0      203.4      138.6      208.8
Unallocated - net . . . . . . .      74.2    (104.2)      26.5     (116.9)     (91.1)    (107.3)
                                 --------  ---------  ---------  ---------  ---------  ---------

Consolidated. . . . . . . . . .  $2,435.4  $2,338.1   $1,697.7   $1,977.8   $1,486.1   $1,937.9
                                 ========  =========  =========  =========  =========  =========


Note: Unallocated - net consists of expenses not associated with the business segments or geographic areas and other (income) expense, net.

Commentary:

1999  versus  1998

     Excluding the Unusual Items, operating profit increased 18.2 percent, and operating profit as a percentage of net sales increased to 18.0 percent in 1999 from 16.1 percent in 1998. Excluding the divested businesses and the Unusual Items for both years, operating profit increased 20.0 percent. The increase in operating profit was driven by the higher sales volumes, with productivity improvements and other manufacturing cost efficiencies contributing to the gain. The benefits of these improvements more than offset the additional investments in marketing and product improvement initiatives. The following commentary excludes the Unusual Items and the results of divested businesses in both years.

- Operating profit for tissue products increased slightly more than 4 percent primarily due to higher sales volumes for facial and bathroom tissue and wet wipes products in North America, the Attisholz acquisition in Europe and the Colombian Investment. The sales growth along with manufacturing efficiencies more than offset the increased marketing costs for new
    Kleenex Cottonelle bathroom tissue and improved Scott towels and bathroom tissue in North America.

- Operating profit for personal care products increased 41.2 percent, led by results in North America where the higher sales volumes, manufacturing cost reductions and selling price increases more than offset increased marketing costs. Operating profit also benefited from contributions by Europe due to the increased diaper sales volume, other cost savings and lower marketing expense and the Colombian Investment.

-   Operating profit for the health care and other segment increased nearly
    3 percent primarily due to increased sales volumes for professional health care products which benefited from the Ballard acquisition.

1998  versus  1997

     Excluding the Unusual Items, operating profit increased 2.1 percent in absolute terms and increased to 16.1 percent in 1998 from 15.4 percent in 1997 as a percentage of net sales. Excluding the divested businesses and the Unusual Items for both years, operating profit increased approximately 3.8 percent. The increase in operating profit was due to the price and sales volume increases partially offset by higher spending for advertising and promotion, the negative effect of changes in foreign currency exchange rates
and  additional  goodwill  amortization.    The  following  operating  profit
commentary excludes the Unusual Items and the results of divested businesses in both years.

- Tissue operating profit increased 7 percent principally due to the selling price increases. Restructuring and other cost savings were partially offset by changes in currency exchange rates.

- Operating profit for personal care declined 3 percent, as increased advertising and promotion, and product improvement costs, primarily in North America, and changes in currency exchange rates more than offset the gains in selling prices and sales volumes.

- Operating profit for health care and other products increased approximately 24 percent due, in large part, to the acquisition of Tecnol, partially offset by increased goodwill amortization.

- Changes in currency exchange rates reduced consolidated operating profit by nearly 3 percent.


ADDITIONAL  INCOME  STATEMENT  COMMENTARY

1999  versus  1998

-   Interest expense increased primarily due to higher average debt levels.

- The Corporation's effective income tax rate was 32.4 percent in 1999 compared with 34.3 percent in 1998. Excluding the Unusual Items from both years, the Corporation's effective income tax rate was 32.1 percent in 1999 compared with 32.0 percent in 1998.

- The Corporation's share of net income of equity companies was $189.6 million in 1999 compared with $146.3 million in 1998, excluding a charge related to the change in value of the Mexican peso in 1998. The increase is primarily due to the results of Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"), which benefited from higher selling prices and increased sales volumes.

- Minority owners' share of subsidiaries' net income increased in 1999 primarily due to the previously mentioned Colombian Investment and the improved results of the Corporation's majority owned subsidiary in Korea.

- Diluted net income was $3.09 per share in 1999 compared with $1.99 per share in 1998, an increase of 55.3 percent. Excluding the Unusual Items in both years, the charge for the devaluation of the Mexican peso and the cumulative effect of the accounting change for start-up costs in 1998, earnings from operations were $2.98 per share in 1999 compared with $2.44 per share in 1998, an increase of 22.1 percent.

1998  versus  1997

-   Interest expense increased primarily due to higher average debt levels.

- The Corporation's effective income tax rate was 34.3 percent in 1998 compared with 36.5 percent in 1997. Excluding the Unusual Items from both years, the Corporation's effective income tax rate was 32.0 percent in 1998 compared with 32.8 percent in 1997.

-   The Corporation's 1998 share of net income of equity companies includes a charge  equal  to  $.02 per share related to the change in the value of
    the   Mexican  peso.   In 1997, a gain equal to $.03 per share, primarily
    related to the sale of a portion of the tissue business of KCM to meet Mexican regulatory requirements in connection with KCM's merger with Scott's former Mexican affiliate, was included in the Corporation's share of net income of equity companies. Also included in the Corporation's share of 1997 net income of equity companies was $2.2 million of charges for the 1997 Plan. Excluding these items in both years, the Corporation's share of net income of equity companies increased
    2.2  percent.

- Minority owners' share of subsidiaries' net income in 1998 and 1997 includes $.8 million and $6.5 million, respectively, attributable to other owners' share of Unusual Items. Also included in 1997 is $8.7 million of other owners' share of the net income of SPL. Excluding these items, minority owners' share of subsidiaries' net income decreased $4.8 million.

- In 1997, the Corporation recorded extraordinary gains of $17.5 million (or $.03 per share), net of income taxes of $38.4 million. The gains related to certain asset disposals and impairments occurring subsequent to a business combination accounted for as a pooling of interest (the Scott merger).

- Effective January 1, 1998, the Corporation changed its method of accounting for preoperating and start-up costs to expense these costs as incurred in accordance with new accounting requirements. Previously, these costs incurred for major projects were capitalized and amortized over five years. The cumulative effect of this accounting change is presented on the income statement net of income taxes. This charge reduced reported net income for the first quarter and 1998 by $.02 per share.

- Diluted net income was $1.99 per share in 1998 compared with $1.79 per share in 1997, an increase of 11.2 percent. Excluding the Unusual Items in both years, the change in the value of the Mexican peso and the cumulative effect of the accounting change in 1998, and the extraordinary gains in 1997, earnings per share from operations increased to $2.44 from $2.36 in 1997, an increase of 3.4 percent.

SALES  OF  PRINCIPAL  PRODUCTS


(Billions  of  dollars)                    1999       1998      1997      1996
-----------------------                    ----      -----     -----     -----


Tissue-based products . . . . . . . . . .  $ 5.9     $ 5.7     $ 6.1     $ 6.9
Diapers . . . . . . . . . . . . . . . . .    3.0       2.6       2.7       2.3
All other . . . . . . . . . . . . . . . .    4.1       4.0       3.7       3.9
                                           -----     -----     -----     -----

Consolidated. . . . . . . . . . . . . . .  $13.0     $12.3     $12.5     $13.1
                                           =====     =====     =====     =====



- Consolidated net sales increased 5.8 percent in 1999, after declining for the two years after 1996. The declining sales trend was affected by the divestment of noncore businesses and those businesses that were sold following the 1995 Scott merger.

LIQUIDITY  AND  CAPITAL  RESOURCES


                                                   Year  Ended  December  31
                                                   -------------------------
(Millions  of  dollars)                                  1999         1998
-----------------------                                  ----         ----


Cash provided by operations . . . . . . . . . . . . .  $2,134.3   $1,993.7
Capital spending. . . . . . . . . . . . . . . . . . .     786.4      669.5
Acquisitions of businesses, net of cash acquired. . .     271.9      342.5
Proceeds from dispositions of property and businesses     115.2      324.9
Proceeds from notes receivable. . . . . . . . . . . .     383.0          -
Ratio of net debt to capital. . . . . . . . . . . . .      28.9%      35.6%
Pretax interest coverage - times. . . . . . . . . . .      11.4        8.7


Cash  Flow  Commentary:

-   Cash provided by operations increased by $140.6 million.  Net income plus noncash charges included in net income increased to $2.2 billion in 1999 compared with $1.9 billion in 1998. The Corporation invested $67.1 million in working capital in 1999 versus a decrease of $63.6 million in 1998.

- Approximately $86 million and $83 million of cash payments were charged to the accruals for the Business Improvement and Other Programs in 1999 and 1998, respectively.

- Cash proceeds received in 1999 from the disposal of a portion of SET and from the sale of Miranda and other asset disposals totaled $115.2 million. Additionally, in 1999, $383 million of notes receivable from the SET transaction were transferred for cash to a nonconsolidated special purpose entity in which the Corporation has a minority voting interest. The transfer of the notes, which was accounted for as a sale, resulted in no gain or loss to the Corporation. Cash proceeds received in 1998 from the sale of KCA and other asset disposals totaled $324.9 million.

- In 1999, the Corporation purchased 13.5 million shares of its common stock in connection with its share repurchase program at a total cost of
    about $750  million.    At  December  31,  1999, authority to repurchase
    7.5 million shares  remained  under  an  October  1998  repurchase
    authority  from  the Corporation's  board  of  directors.   In 1998, the
    Corporation purchased 19.5 million shares of its common stock in connection with its share repurchase program at a total cost of approximately $900 million.

Financing  Commentary:

- At December 31, 1999, total debt was $2.7 billion, essentially even with the prior year. Net debt (total debt net of cash, cash equivalents and $220 million of long-term notes receivable) was $2.2 billion at December 31, 1999 compared with $2.3 billion at December 31, 1998. The Corporation's ratio of net debt to capital of 28.9 percent at December 31, 1999 is below the targeted range of 30 to 40 percent.

- The increase in the pretax interest coverage ratio is primarily due to the higher level of pretax income. Excluding the Unusual Items in 1999 and 1998, the pretax interest coverage ratio would have been 11.0 and 10.7, respectively.

- Revolving credit facilities of $1.1 billion are in place for general corporate purposes and to back up commercial paper borrowings.

- The Corporation's long-term debt securities have a Double-A rating and its commercial paper is rated in the top category.

Other  Commentary:

- On November 17, 1999, the Corporation announced that it had signed a definitive agreement to acquire Safeskin Corporation ("Safeskin"), a leading maker of high quality, disposable gloves for the health care,
    high-technology and  scientific  industries.   Under the agreement,
    Safeskin shareholders will receive .1956 shares of the Corporation's common stock in exchange for each share of Safeskin common stock. The transaction, which is valued at approximately $800 million, will be accounted for as a purchase.

- Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.


MARKET  RISK  SENSITIVITY  AND  INFLATION  RISKS

     The Corporation is disclosing information concerning market risk with respect to foreign exchange rates, interest rates and commodity prices. The Corporation makes such disclosures utilizing a sensitivity analysis approach based on hypothetical changes in foreign exchange rates, interest rates and commodity prices.

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

Foreign  Currency  Risk

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows the Corporation to manage its transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset in whole, or in part, losses or gains on the underlying foreign currency
exposure.   There  have  been  no  significant changes  in  how  foreign currency transactional exposures were managed during 1999, and management does not foresee or expect any significant changes in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 1999, a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Corporation has transactional exposures would have resulted in a net pretax loss of approximately $27 million. Gains or losses on foreign currency contracts and transactional exposures are defined as the difference between the contract rates and the hypothetical exchange rates. In the view of management, the above losses resulting from the hypothetical changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

Interest  Rate  Risk

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 1999, the Corporation's debt portfolio was composed of approximately 33 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 67 percent fixed-rate debt. The strategy employed by the Corporation to manage its exposure to interest rate fluctuations did not change significantly during 1999, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     Various financial instruments issued by the Corporation and its subsidiaries are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the Corporation's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to the Corporation's fixed-rate debt outstanding at December 31, 1999, a ten percent change in interest rates would have resulted in no material change in the fair value of the Corporation's fixed-rate debt. With respect to the Corporation's commercial paper and other variable-rate debt, a ten percent increase in interest rates would have had no material effect on the Corporation's future results of operations.

Commodity  Price  Risk

     The Corporation is subject to commodity price risk arising from price movement for purchased pulp, the market price of which is determined by industry supply and demand. Selling prices of the Corporation's tissue products can be influenced by the market price for pulp. On a worldwide basis, the Corporation has reduced its internal pulp supply to approximately 40 percent of its virgin fiber needs. The Corporation has announced its intention to further reduce its level of pulp integration to approximately 20 percent. However, such a reduction in pulp integration could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect the Corporation's earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. The Corporation has not used derivative instruments in the management of these risks.

Inflation  Risk

     The Corporation's inflation risks are managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

"YEAR  2000"  READINESS

     Beginning in 1995, the Corporation was involved in a worldwide program to be "Year 2000" ready. The program involved reviews of major business, financial and other information systems, including equipment with embedded microprocessors; development of specific plans for modification or replacement of date-sensitive software or microprocessors; execution of such plans and the testing of such systems to ensure their "Year 2000" readiness. Included within the scope of the program were contacts with key suppliers and customers to determine their "Year 2000" readiness in order to ensure a steady flow of goods and services to the Corporation and continuity with respect to customer service.

     As a result of this worldwide program, there were no significant occurrences of Year 2000-related failures. Additionally, the Corporation does not anticipate that any significant subsequent events will occur.

     The total costs incurred to complete "Year 2000" readiness, which was comprised of staff time and the costs of replacing certain computerized systems and microprocessors, was approximately $80 million.


CONTINGENCIES  AND  LEGAL  MATTERS

     In connection with the Mobile pulp mill closure, and as permitted by the terms of the governing contract, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of the Corporation's intent to terminate MESC's long-term contract for power, steam and liquor processing services with respect to the Mobile pulp mill. The resulting termination penalty of $24.3 million, which comprised six months of adjusted demand payments under the contract, was charged to cost of products sold in the second quarter of 1998. On January 14, 1999, MESC and Mobile Energy Services Holdings, Inc. (the "debtors") filed an action against the Corporation claiming unspecified damages in connection with the cancellation of the contract.

     On December 31, 1999, a joint motion of the debtors and the MESC bondholders' steering committee (the "Motion") was filed with the U.S. Bankruptcy Court seeking approval of a settlement and compromise of claims against the Corporation arising from the closure of the Mobile pulp mill and termination of the pulp mill's energy services agreement. The Motion, which was granted by the U.S. Bankruptcy Court by order dated January 24, 2000, outlines the terms of settlement for various litigation matters between the Corporation and MESC. Under the proposed settlement, the Corporation agreed to pay MESC at closing approximately $30 million, subject to certain adjustments. Closing of the settlement would be subject to, among other conditions, MESC filing a plan of reorganization from bankruptcy and the ultimate approval of that plan by the U.S. Bankruptcy Court. The approximate $30 million payment, which will be accrued when appropriate, is in addition to $24.3 million previously accrued by the Corporation. In addition, the proposed settlement provides MESC with an option to purchase the Mobile pulp mill at a nominal price; a settlement of all pending litigation and arbitration between the Corporation and MESC; mutual releases by the Corporation, MESC and its affiliate (the Southern Company and affiliates), and the representatives of the MESC bondholders; and an agreement by MESC to terminate the existing tissue mill energy services agreement and to provide the Mobile tissue mill energy at market rates.

     The outcome of the MESC litigation and settlement matters is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

ENVIRONMENTAL  MATTERS

     The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. Compliance with these laws and regulations is not expected to have a material adverse effect on the Corporation's business or results of operations. The Corporation has been named as a potentially responsible party at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.


OUTLOOK

     The Corporation expects sales to continue to rise 6 percent to 8 percent annually and earnings per share to grow at double-digit rates. A portion of this growth is expected to be achieved by increasing our shares in existing markets and entering new countries for additional growth. The Corporation expects product superiority and innovation to remain as the cornerstones of its growth strategy. The Corporation also expects acquisitions to continue to play a key role in its growth strategy.


INFORMATION  CONCERNING  FORWARD-LOOKING  STATEMENTS

     Certain matters discussed in this report concerning, among other things, the business outlook, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation including, but not limited to, the adequacy of the charges under the 1997 Plan, the adequacy of the 1998 Plan and the anticipated acquisition of Safeskin constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

     The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings, including cost savings as a result of the 1997 Plan and the 1998 Plan, and the ability to achieve intended facilities consolidations, and projected volume increases. Furthermore, the Corporation has assumed that it will continue to identify suitable acquisition candidates in those product markets where it intends to grow by acquisition. In addition, many factors outside the control of the Corporation, including the prices of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, also could impact the realization of such estimates.

     For a description of these and other factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item I of the Corporation's Annual Report on Form 10-K entitled "Factors That May Affect Future Results."

CONSOLIDATED  INCOME  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries


                                                                  Year Ended December 31
                                                                  ----------------------
(Millions  of  dollars,  except  per  share  amounts)           1999        1998        1997
-----------------------------------------------------------------------------------------------


NET SALES . . . . . . . . . . . . . . . . . . . . . . . . .  $13,006.8   $12,297.8   $12,546.6
  Cost of products sold . . . . . . . . . . . . . . . . . .    7,681.6     7,700.2     7,939.0
                                                             ----------  ----------  ----------

GROSS PROFIT. . . . . . . . . . . . . . . . . . . . . . . .    5,325.2     4,597.6     4,607.6
  Advertising, promotion and selling expenses . . . . . . .    2,097.8     1,937.4     1,937.2
  Research expense. . . . . . . . . . . . . . . . . . . . .      249.8       224.8       211.8
  General expense . . . . . . . . . . . . . . . . . . . . .      707.4       717.0       623.9
  Goodwill amortization . . . . . . . . . . . . . . . . . .       41.8        33.3        16.8
  Restructuring and other unusual charges . . . . . . . . .      (27.0)      111.8       349.5
  Other (income) expense, net . . . . . . . . . . . . . . .     (180.0)     (124.4)      (17.7)
                                                             ----------  ----------  ----------

OPERATING PROFIT. . . . . . . . . . . . . . . . . . . . . .    2,435.4     1,697.7     1,486.1
  Interest income . . . . . . . . . . . . . . . . . . . . .       29.4        24.3        31.4
  Interest expense. . . . . . . . . . . . . . . . . . . . .     (213.1)     (198.7)     (164.8)
                                                             ----------  ----------  ----------

INCOME BEFORE INCOME TAXES. . . . . . . . . . . . . . . . .    2,251.7     1,523.3     1,352.7
  Provision for income taxes. . . . . . . . . . . . . . . .      730.2       522.2       493.3
                                                             ----------  ----------  ----------

INCOME BEFORE EQUITY INTERESTS. . . . . . . . . . . . . . .    1,521.5     1,001.1       859.4
  Share of net income of equity companies . . . . . . . . .      189.6       137.1       157.3
  Minority owners' share of subsidiaries' net income. . . .      (43.0)      (23.9)      (31.3)
                                                             ----------  ----------  ----------

INCOME BEFORE EXTRAORDINARY GAINS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE . . . . . . . . . . . . . . .    1,668.1     1,114.3       985.4
    Extraordinary gains, net of income taxes. . . . . . . .          -           -        17.5
    Cumulative effect of accounting change,
      net of income taxes . . . . . . . . . . . . . . . . .          -       (11.2)          -
                                                             ----------  ----------  ----------

NET INCOME. . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,668.1   $ 1,103.1   $ 1,002.9
                                                             ==========  ==========  ==========

PER SHARE BASIS
  BASIC
    Income before extraordinary gains and cumulative effect
      of accounting change. . . . . . . . . . . . . . . . .  $    3.11   $    2.02   $    1.77
                                                             ==========  ==========  ==========
    Net income. . . . . . . . . . . . . . . . . . . . . . .  $    3.11   $    2.00   $    1.80
                                                             ==========  ==========  ==========

  DILUTED
    Income before extraordinary gains and cumulative effect
      of accounting change. . . . . . . . . . . . . . . . .  $    3.09   $    2.01   $    1.76
                                                             ==========  ==========  ==========
    Net income. . . . . . . . . . . . . . . . . . . . . . .  $    3.09   $    1.99   $    1.79
                                                             ==========  ==========  ==========





See  Notes  to  Consolidated  Financial  Statements.

CONSOLIDATED  BALANCE  SHEET
Kimberly-Clark  Corporation  and  Subsidiaries


                                                 December 31
                                                 -----------
(Millions  of  dollars)          ASSETS        1999       1998
-----------------------------------------------------------------

CURRENT  ASSETS
  Cash and cash equivalents . . . . . . .  $   322.8  $   144.0

  Accounts receivable . . . . . . . . . .    1,600.6    1,465.2

  Inventories . . . . . . . . . . . . . .    1,239.9    1,283.8

  Deferred income taxes . . . . . . . . .      311.4      375.3

  Prepaid expenses and other. . . . . . .       87.1      117.5
                                           ---------  ---------

    TOTAL CURRENT ASSETS. . . . . . . . .    3,561.8    3,385.8

PROPERTY

  Land  . . . . . . . . . . . . . . . . .      190.7      161.1

  Buildings . . . . . . . . . . . . . . .    1,739.2    1,673.1

  Machinery and equipment . . . . . . . .    8,747.7    8,461.2

  Construction in progress. . . . . . . .      403.2      264.6
                                           ---------  ---------

                                            11,080.8   10,560.0

  Less accumulated depreciation . . . . .    4,858.8    4,561.9
                                           ---------  ---------

    NET PROPERTY. . . . . . . . . . . . .    6,222.0    5,998.1

INVESTMENTS IN EQUITY COMPANIES . . . . .      863.1      813.1

ASSETS HELD FOR SALE  . . . . . . . . . .          -      109.5

GOODWILL, NET OF ACCUMULATED AMORTIZATION    1,246.1      589.4

OTHER ASSETS. . . . . . . . . . . . . . .      922.5      791.9
                                           ---------  ---------

                                           $12,815.5  $11,687.8
                                           =========  =========






See  Notes  to  Consolidated  Financial  Statements.


                                                                                   December  31
                                                                              ---------------------
                                LIABILITIES  AND  STOCKHOLDERS'  EQUITY          1999        1998
---------------------------------------------------------------------------------------------------

CURRENT  LIABILITIES
  Debt payable within one year . . . . . . . . . . . . . . . . . . . . . .   $   782.4   $   635.4

  Trade accounts payable . . . . . . . . . . . . . . . . . . . . . . . . .       780.4       670.1

  Other payables . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       245.3       333.1

  Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,312.1     1,419.1

  Accrued income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .       584.6       570.9

  Dividends payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .       141.0       135.5
                                                                             ----------  ----------

    TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . .    3,845.8     3,764.1

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,926.6     2,068.2

NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS . . . . . . . . . . . . .      868.5       899.9

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . .      836.9       721.6

MINORITY OWNERS' INTERESTS IN SUBSIDIARIES. . . . . . . . . . . . . . . . .      244.6       202.5


STOCKHOLDERS' EQUITY

  Preferred stock - no par value - authorized 20.0 million shares,
    none issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -           -

  Common stock - $1.25 par value - authorized 1.2 billion shares;
    issued 568.6 million shares at December 31, 1999 and 1998 . . . . . . .      710.8       710.8

  Additional paid-in capital                                                     166.4        86.3

  Common stock held in treasury, at cost - 28.0 million and 30.3 million
    shares at December 31, 1999 and 1998, respectively. . . . . . . . . . .   (1,420.4)   (1,454.7)

  Accumulated other comprehensive income (loss) . . . . . . . . . . . . . .   (1,114.8)     (964.3)

  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,764.6     5,653.4

  Unearned compensation on restricted stock . . . . . . . . . . . . . . . .      (13.5)          -
                                                                             ----------  ----------

    TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . .    5,093.1     4,031.5
                                                                             ----------  ----------

                                                                             $12,815.5   $11,687.8
                                                                             ==========  ==========


CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY
Kimberly-Clark  Corporation  and  Subsidiaries

                                 Common Stock
                              -------------------                             Accumulated               Unearned    Total
                                    Issued        Additional Treasury Stock      Other                Compensation  Stock-   Compre-
(Millions of dollars,         -------------------   Paid-In  ---------------  Comprehensive Retained on Restricted holders'  hensive
except share amounts)            Shares    Amount   Capital  Shares   Amount  Income(Loss)  Earnings    Stock        Equity  Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at
  December 31, 1996 . . . . . .568,596,810 $710.8  $136.7   5,223,194  $(214.4)  $(667.4)   $4,629.3    $    -   $4,595.0
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (18.2) (2,434,504)    88.2         -           -         -       70.0
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  18,143,208   (910.6)        -           -         -     (910.6)
Shares issued for the
  acquisition of Tecnol
    Medical Products, Inc . . .          -      -    (5.2) (8,681,530)   419.7         -           -         -      414.5
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -        -         -     1,002.9         -    1,002.9  $1,002.9
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -        -    (296.4)          -         -     (296.4)   (296.4)
      Minimum pension liability
        adjustment. . . . . . .                 -       -           -        -      (2.8)          -         -       (2.8)     (2.8)
                                         -                                                                                 --------
Comprehensive income. . . . . .          -      -       -           -        -         -           -         -          -  $  703.7
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -        -         -      (532.3)        -     (532.3)
                                 --------------------------------------------------------------------------------------------------
Balance at
  December 31, 1997 . . . . . .568,596,810  710.8   113.3  12,250,368    (617.1)  (966.6)    5,099.9         -    4,340.3
Shares issued for the
  exercise of stock options                                                                                          55.1
  and awards. . . . . . . . . .          -      -   (27.0) (1,643,718)     82.1        -           -         -
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  19,732,752         -   (919.7)          -         -     (919.7)
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -        -     1,103.1         -    1,103.1  $1,103.1
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -         -      3.1           -         -        3.1       3.1
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -      (.8)          -         -        (.8)      (.8)
                                                                                                                            -------
Comprehensive income. . . . . .          -      -       -           -         -        -           -         -          -  $1,105.4
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -        -      (549.6)        -     (549.6)
                               ----------------------------------------------------------------------------------------------------
Balance at
  December 31, 1998 . . . . . .568,596,810  710.8    86.3  30,339,402  (1,454.7)  (964.3)    5,653.4         -    4,031.5
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (19.7) (2,189,629)    108.9        -           -         -       89.2
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  13,940,653    (779.0)       -           -         -     (779.0)
Shares issued for the
  acquisition of Ballard
  Medical Products. . . . . . .          -      -   100.6 (13,758,610)    686.2        -           -         -      786.8
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     (.8)   (362,000)     18.2        -           -     (13.5)       3.9
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -        -     1,668.1         -    1,668.1  $1,668.1
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -         -   (154.6)          -         -     (154.6)   (154.6)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -      4.1           -         -        4.1       4.1
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -         -        -           -         -          -  $1,517.6
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -        -      (556.9)        -     (556.9)
                               ------------------------------------------------------------------------------------------
Balance at
  December 31, 1999 . . . . . .568,596,810 $710.8  $166.4  27,969,816 $(1,420.4) $(1,114.8) $6,764.6    $(13.5)  $5,093.1
                               =========== ======  ======  ========== =========  =========  ========    ======   ========



See  Notes  to  Consolidated  Financial  Statements.

CONSOLIDATED  CASH  FLOW  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries


                                                                    Year Ended December 31
                                                                    ----------------------
(Millions  of  dollars)                                          1999        1998         1997
-------------------------------------------------------------------------------------------------

OPERATIONS
  Net income. . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,668.1   $ 1,103.1   $ 1,002.9
  Charges for business improvement and other programs
    Restructuring and other unusual charges . . . . . . . . .      (27.0)      111.8       349.5
    Other charges . . . . . . . . . . . . . . . . . . . . . .       13.2       180.7        91.2
  Cumulative effect of accounting change, net of income taxes          -        11.2           -
  Extraordinary gains, net of income taxes. . . . . . . . . .          -           -       (17.5)
  Mobile pulp mill fees and related severances. . . . . . . .        9.0        42.3           -
  Depreciation. . . . . . . . . . . . . . . . . . . . . . . .      586.2       594.5       528.5
  Goodwill amortization . . . . . . . . . . . . . . . . . . .       41.8        33.3        16.8
  Deferred income tax provision . . . . . . . . . . . . . . .      126.2        13.6        71.4
  Net gains on asset sales. . . . . . . . . . . . . . . . . .     (143.9)     (125.9)       (8.4)
  Equity companies' earnings in excess of dividends paid. . .      (78.7)      (15.1)      (62.1)
  Minority owners' share of subsidiaries' net income. . . . .       43.0        23.9        31.3
  (Increase) decrease in operating working capital. . . . . .      (67.1)       63.6      (588.4)
  Pension funding in excess of expense. . . . . . . . . . . .      (32.8)      (45.9)      (10.2)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .       (3.7)        2.6         4.0
                                                               ----------  ----------  ----------

      CASH PROVIDED BY OPERATIONS . . . . . . . . . . . . . .    2,134.3     1,993.7     1,409.0
                                                               ----------  ----------  ----------

INVESTING
  Capital spending. . . . . . . . . . . . . . . . . . . . . .     (786.4)     (669.5)     (944.3)
  Acquisitions of businesses, net of cash acquired. . . . . .     (271.9)     (342.5)      (82.2)
  Proceeds from dispositions of property and businesses . . .      115.2       324.9       779.6
  Proceeds from notes receivable. . . . . . . . . . . . . . .      383.0           -           -
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .      (16.7)      (16.7)      (66.8)
                                                               ----------  ----------  ----------

      CASH USED FOR INVESTING . . . . . . . . . . . . . . . .     (576.8)     (703.8)     (313.7)
                                                               ----------  ----------  ----------

FINANCING
  Cash dividends paid . . . . . . . . . . . . . . . . . . . .     (551.3)     (545.5)     (530.6)
  Net (decrease) increase in short-term debt. . . . . . . . .     (163.8)       (2.6)      355.3
  Increases in long-term debt . . . . . . . . . . . . . . . .      117.7       541.3       113.0
  Decreases in long-term debt . . . . . . . . . . . . . . . .      (75.9)     (319.1)     (253.8)
  Proceeds from exercise of stock options . . . . . . . . . .       60.8        38.3        49.2
  Acquisitions of common stock for the treasury . . . . . . .     (779.0)     (919.7)     (910.6)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .       12.8       (29.4)       89.8
                                                               ----------  ----------  ----------

      CASH USED FOR FINANCING . . . . . . . . . . . . . . . .   (1,378.7)   (1,236.7)   (1,087.7)
                                                               ----------  ----------  ----------

INCREASE IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . .  $   178.8   $    53.2   $     7.6
                                                               ==========  ==========  ==========




See  Notes  to  Consolidated  Financial  Statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
Kimberly-Clark  Corporation  and  Subsidiaries

NOTE  1.      ACCOUNTING  POLICIES

BASIS  OF  PRESENTATION

     The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries that are more than 50 percent owned and controlled. Investments in nonconsolidated companies that are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies. All significant intercompany transactions and accounts are eliminated in consolidation.

     In 1999, the Corporation reclassified other (income) expense, net, to be part of operating profit in accordance with Regulation S-X. This item, which is substantially comprised of gains on certain disposals of assets, was previously reported below operating profit. Certain other reclassifications have been made to conform prior year data to the current year presentation.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.


INVENTORIES

     Most U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax purposes and for financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are generally valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted average cost methods, or market.


PROPERTY  AND  DEPRECIATION

     Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. Estimated useful lives are periodically reviewed and, when warranted, changes are made that result in an acceleration of
depreciation.    These  long-lived  assets  are reviewed  for  impairment
whenever events or changes in circumstances indicate that  their  cost  may
not  be  recoverable.    An  impairment  loss would be recognized  when
estimated future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

     Costs of bringing significant new or expanded facilities into operation are expensed as incurred. Prior to 1998, the Corporation's practice had been to record such costs as deferred charges and to amortize them over
periods of not more than five years.    The Corporation adopted Statement of
Position 98-5, Reporting on the Costs of Start-Up Activities, effective
January 1, 1998, and recorded a pretax charge of $17.8 million, $11.2 million after taxes, or $.02 per share, as the cumulative effect of this accounting change.

GOODWILL

     Goodwill is amortized on the straight-line method ranging from 10 years to 40 years. The realizability and period of benefit of goodwill is evaluated periodically to assess recoverability. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its
carrying  value,  an  impairment  loss  would  be  recognized.    Accumulated
amortization of goodwill at December 31, 1999 and 1998 was $185.8 million and $150.8 million, respectively.


ADVERTISING  EXPENSE

     Advertising expense is comprised of media, agency and production expenses. Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $336.5 million in 1999, $295.3 million in 1998 and $306.6 million in 1997.


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


NEW  PRONOUNCEMENTS

     In 1998, Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This standard, which establishes new accounting and reporting standards for derivative financial instruments, must be adopted no later than January 1, 2001. The Corporation is currently analyzing the effect of this standard but does not expect it to have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

NOTE  2.    BUSINESS  IMPROVEMENT  AND  OTHER  PROGRAMS

     The Corporation has undertaken a number of actions in recent years to address ongoing business competitiveness by improving its operating efficiency and cost structure. These programs began in 1995, at the time of the merger with Scott Paper Company ("Scott"), and were substantially completed at December 31, 1999. A summary and status of each of these programs is set forth below.

1998  PLAN

     In the fourth quarter of 1998, the Corporation announced a facilities consolidation plan (the "1998 Plan") to, among other things, further align tissue manufacturing capacity with demand in Europe, close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand, write down certain excess feminine care production equipment in North America and reduce the Corporation's workforce by approximately 830 employees. Costs for the 1998 Plan of $42.6 million and $49.1 million were recorded in 1999 and 1998, respectively, and charged to cost of products sold. Costs of approximately $20 million will be charged to cost of products sold in 2000. These costs are comprised primarily of certain severance costs and charges for accelerated depreciation for the Corporation's Larkfield, U.K. tissue manufacturing facility that will remain in use until its expected shutdown in October 2000.

     Through December 31, 1999, 800 employees have been notified of the Corporation's plans to terminate their employment, and the costs of this workforce reduction were charged to earnings in the period in which such employee severance benefits were appropriately communicated. Of the employees that have been notified, 530 employees have been terminated and 270 additional employees will be terminated in 2000. Approximately 50 additional employees will be notified in 2000 of the Corporation's plans to terminate their employment. Their severance costs, which are included in the $20 million discussed above, will be accrued and charged to cost of products sold at that time.

     The charges under the 1998 Plan for the two years ended December 31, 1999 are summarized below:

                                                            Amounts  Charged
                                                              to  Earnings
                                                          -------------------
(Millions  of  dollars)                                        1999    1998
-----------------------                                       -----    ----


Workforce severance. . . . . . . . . . . . . . . . . . . . .  $16.0   $11.1
Write-downs of property, plant and equipment and other costs   (3.0)   35.2
Accelerated depreciation . . . . . . . . . . . . . . . . . .   29.6     2.8
                                                              ------  -----

  Total pretax charge. . . . . . . . . . . . . . . . . . . .  $42.6   $49.1
                                                              ======  =====

     Charges under the 1998 Plan were included in operating profit by business segment and geography as follows:

                                                              Year  Ended
                                                              December  31
                                                           -----------------
(Millions  of  dollars)                                       1999   1998
-----------------------                                       ----   ----


By Business Segment
  Tissue. . . . . . . . . . . . . . . . . . . . . . . . . . . $36.4  $14.9
  Personal Care . . . . . . . . . . . . . . . . . . . . . . .   6.2   34.2
                                                              -----  -----

  Total pretax charge . . . . . . . . . . . . . . . . . . . . $42.6  $49.1
                                                              =====  =====

By Geography
  North America . . . . . . . . . . . . . . . . . . . . . . . $ 5.7  $34.0
  Outside North America . . . . . . . . . . . . . . . . . . .  36.9   15.1
                                                              -----  -----

  Total pretax charge . . . . . . . . . . . . . . . . . . . . $42.6  $49.1
                                                              =====  =====


     Charges under the 1998 Plan reduced operating profit and net income as follows:

                                                              Year  Ended
                                                              December  31
                                                           -----------------
(Millions  of  dollars)                                       1999   1998
-----------------------                                    -----------------


Operating profit . . . . . . . . . . . . . . . . . . . . . .  $42.6  $49.1
Net income . . . . . . . . . . . . . . . . . . . . . . . . .   30.3   34.1


     Set forth below is a summary of the types and amounts recognized as accrued expenses for the 1998 Plan together with cash payments made against such accruals for the year ended December 31, 1999.

                                                                        1999
                                                                ------------------
                                                   Balance    Additions                  Balance
(Millions  of  dollars)                            12/31/98  (Reductions)    Payments    12/31/99
-----------------------                           ------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $10.6        $16.0       $(10.2)     $16.4
Asset removal costs . . . . . . . . . . . . . . . .    2.5          (.4)        (2.1)         -
Environmental costs and lease contract terminations    1.0            -            -        1.0
Other costs . . . . . . . . . . . . . . . . . . . .    4.7         (2.6)        (2.1)         -
                                                     -----        ------      ------     ------

                                                     $18.8        $13.0       $(14.4)     $17.4
                                                     =====        =====       =======     =====


Management considers the 1998 Plan to be substantially completed as of December 31, 1999. The accrued expense balance of $17.4 million will be paid in accordance with the terms of the applicable employee severance and other agreements.

1997  PLAN

     On November 21, 1997, the Corporation announced a restructuring plan (the "1997 Plan"). The plan included the sale, closure or downsizing of 17 manufacturing facilities worldwide and a workforce reduction of approximately
4,800  employees.    Costs  for  the  1997  Plan  of  $250.8  million  and

$414.2 million were recorded in 1998 and 1997, respectively, at the time costs became accruable under appropriate accounting principles. Included in such costs was accelerated depreciation charged to cost of products sold related to assets that were to be disposed of but which continued to be operated during 1997 and 1998. In 1999, the Corporation recorded a net credit of $16.7 million, which was comprised of accelerated depreciation expense of $23.7 million, reductions in accrued costs of $31.9 million and lower asset write-offs and higher sales proceeds totaling $8.5 million, due to changes in estimates.

     Charges or (credits) under the 1997 Plan for the three years ended December 31, 1999 are summarized below:

                                                           Amounts  Charged  to  Earnings
                                                           ------------------------------
(Millions  of  dollars)                                           1999    1998    1997
-----------------------                                         -------  ------  ------


Workforce severance. . . . . . . . . . . . . . . . . . . . . .  $ (4.8)  $ 53.2  $ 35.4
Write-downs of property, plant and equipment and other assets.    (8.5)    56.2    93.6
Contract settlements, lease terminations and other costs . . .   (27.1)    31.3    64.2
Asset impairments. . . . . . . . . . . . . . . . . . . . . . .       -     31.3   187.4
Accelerated depreciation . . . . . . . . . . . . . . . . . . .    23.7     78.8    33.6
                                                                -------  ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . .  $(16.7)  $250.8  $414.2
                                                                =======  ======  ======

Income statement classification:
  Cost of products sold. . . . . . . . . . . . . . . . . . . .  $ 10.3   $134.0  $113.7
  Restructuring and other unusual charges. . . . . . . . . . .   (27.0)   116.8   300.5
                                                                -------  ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . .  $(16.7)  $250.8  $414.2
                                                                =======  ======  ======


     The effects of the 1997 Plan were included in operating profit by business segment and geography as follows:

                                                              Year  Ended  December  31
                                                             ----------------------------
(Millions  of  dollars)                                         1999      1998    1997
-----------------------                                        -------   ------  ------


By Business Segment
  Tissue . . . . . . . . . . . . . . . . . . . . . . . . . . . $(16.5)   $149.3  $324.4
  Personal Care. . . . . . . . . . . . . . . . . . . . . . . .    7.2      87.6    72.8
  Health Care. . . . . . . . . . . . . . . . . . . . . . . . .   (1.3)     13.2     8.7
  Unallocated. . . . . . . . . . . . . . . . . . . . . . . . .   (6.1)       .7     8.3
                                                               -------   ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . . $(16.7)   $250.8  $414.2
                                                               =======   ======  ======

By Geography
  North America. . . . . . . . . . . . . . . . . . . . . . . . $   .7    $160.9  $181.5
  Outside North America. . . . . . . . . . . . . . . . . . . .  (11.3)     89.2   224.4
  Unallocated. . . . . . . . . . . . . . . . . . . . . . . . .   (6.1)       .7     8.3
                                                               -------   ------  ------

    Total pretax charge (credit) . . . . . . . . . . . . . . . $(16.7)   $250.8  $414.2
                                                               =======   ======  ======


     The effects of the 1997 Plan decreased (increased) operating profit and net income as follows:

                                               Year  Ended  December  31
                                               ----------------------------
(Millions  of  dollars)                      1999          1998          1997
-----------------------                     -------       ------        ------


Operating profit . . . . . . . . . . . . .  $(16.7)       $250.8        $414.2
Net income . . . . . . . . . . . . . . . .    (9.2)        178.9         315.0


     The  principal  components  of  the  1997  Plan  were  as  follows:

- The sale, closure or downsizing of certain manufacturing facilities worldwide has resulted in the consolidation of the Corporation's manufacturing operations into fewer, larger and more efficient facilities and the elimination of excess, high-cost tissue manufacturing
     capacity  in North America  and  Europe.    Of the originally identified
     facilities, 16 have been closed as of December 31, 1999 and one will remain in operation. In addition, four other small facilities were closed. The effects of these modifications were reflected in earnings at the time such modifications became accruable events.

- The workforce reduction has been completed and, through December 31, 1999, a total reduction of 3,740 employees has been realized. The costs of the reduction were charged to earnings in the period in which such employee severances and benefits were appropriately communicated.

- Property, plant and equipment and other assets not used in the restructured manufacturing operations have been written down, excess manufacturing capacity has been eliminated, and certain inventories in restructured operations and other assets have been written down.

- Certain of the Corporation's facilities and capacity which became excessive as a result of the combination of the Corporation's health care operations with those of Tecnol Medical Products, Inc. ("Tecnol") have been eliminated.

- Certain contracts have been terminated and other costs have been incurred to achieve planned efficiencies.

     In 1998, as a result of additional evaluations of the Corporation's tissue manufacturing operations, the Villanovetta, Italy tissue manufacturing facility became an impaired asset because its cash flows from use and disposal were insufficient to cover the carrying amount of the asset. Consequently, a charge to earnings of $26.8 million was recorded in the fourth quarter of 1998. In addition, management intended to close the facility in 2000 in order to continue to align capacity with demand. While the facility continues to be an impaired asset, in late 1999, after negotiations with labor representatives, management agreed to only downsize the facility and continue operations through 2001. During this period, additional negotiations with governmental authorities and labor representatives will continue. In 1998, other less significant modifications were made to the 1997 Plan, the largest of which was a $12.1 million charge for losses on European feminine care equipment removed from service. The effects of these modifications were included in 1998 results of operations.

     Set forth below is a summary of the types and amounts of charges that were recognized as accrued expenses for the 1997 Plan together with cash payments made against such accruals for the two years ended December 31, 1999.

                                                                       1999
                                                    Balance ----------------------------  Balance
(Millions  of  dollars)                             12/31/98    (Reductions) Payments     12/31/99
-----------------------                             ----------------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $ 42.7       $ (4.8)      $(37.8)      $ .1
Asset removal costs . . . . . . . . . . . . . . . .    12.7         (8.5)        (4.2)         -
Environmental costs and lease contract terminations    40.2         (9.1)       (24.1)       7.0
Other costs . . . . . . . . . . . . . . . . . . . .    15.4         (9.5)        (5.9)         -
                                                     ------       -------      -------      ----

                                                     $111.0       $(31.9)      $(72.0)      $7.1
                                                     ======       =======      =======      ====


                                                                       1998
                                                    Balance ----------------------------  Balance
(Millions  of  dollars)                             12/31/97     Additions     Payments   12/31/98
-----------------------                            ---------     ---------     --------   --------


Workforce severance . . . . . . . . . . . . . . . .  $32.1        $53.2        $(42.6)      $ 42.7
Asset removal costs . . . . . . . . . . . . . . . .   17.2           .3          (4.8)        12.7
Environmental costs and lease contract terminations   32.1         23.2         (15.1)        40.2
Other costs . . . . . . . . . . . . . . . . . . . .    9.2          7.8          (1.6)        15.4
                                                     -----        -----        -------      ------

                                                     $90.6        $84.5        $(64.1)      $111.0
                                                     =====        =====        =======      ======


     Management considers the 1997 Plan to be substantially completed as of December 31, 1999. The accrued expense balance of $7.1 million will be paid in accordance with the terms of the applicable contract settlement and other agreements.

1995  SCOTT  MERGER  AND  RESTRUCTURING  PLAN

     In connection with the Scott merger, in December 1995, the Corporation announced a plan to restructure the combined operations and to accomplish other business improvement objectives (the "1995 Plan"). The 1995 Plan included (i) the cost of plant rationalizations and employee terminations to eliminate duplicate facilities and excess capacity; (ii) disposition of facilities to comply with the merger-related decrees of the U.S. Justice Department and the European Commission; (iii) costs of terminating leases, contracts and other long-term agreements; (iv) the direct costs of the merger, including fees of investment bankers, outside legal counsel and accountants;
(v) impaired asset charges; and (vi) accelerated depreciation charges on assets that were to be disposed of but which were not to be immediately removed from operations.

     The original estimated pretax cost of the 1995 Plan was $1,440 million. The plan was completed in 1998 at a pretax cost of $1,305 million. Charges or (credits) under the 1995 Plan for the two years ended December 31, 1998 are summarized below:

                                                            Amounts
                                                            Charged
                                                          to Earnings
                                                       ------------------
(Millions  of  dollars)                                1998          1997
-----------------------                                ----          ----


Cost of products sold . . . . . . . . . . . . . . . .  $ 1.7         $15.1
Restructuring and other unusual charges . . . . . . .   (5.0)         49.0
                                                       ------        -----

  Total pretax charge (credit). . . . . . . . . . . .  $(3.3)        $64.1
                                                       ======        =====


     The effects of the 1995 Plan were included in operating profit by business segment and geography as follows:

                                                          Year  Ended
                                                          December  31
                                                         --------------
(Millions  of  dollars)                                 1998          1997
-----------------------                                 ----          ----


By Business Segment
  Tissue . . . . . . . . . . . . . . . . . . . . . . . $  .7         $60.5
  Personal Care. . . . . . . . . . . . . . . . . . . .    .9           1.9
  Health Care. . . . . . . . . . . . . . . . . . . . .   (.8)          (.3)
  Unallocated. . . . . . . . . . . . . . . . . . . . .  (4.1)          2.0
                                                       ------        -----

    Total pretax charge (credit) . . . . . . . . . . . $(3.3)        $64.1
                                                       ======        =====

By Geography
  North America. . . . . . . . . . . . . . . . . . . . $(2.9)        $11.5
  Outside North America. . . . . . . . . . . . . . . .   3.7          50.6
  Unallocated. . . . . . . . . . . . . . . . . . . . .  (4.1)          2.0
                                                       ------        -----

    Total pretax charge (credit) . . . . . . . . . . . $(3.3)        $64.1
                                                       ======        =====


     The effects of the 1995 Plan decreased (increased) operating profit and net income as follows:

                                                          Year  Ended
                                                          December  31
                                                         --------------
(Millions  of  dollars)                                 1998            1997
-----------------------                                 ----            ----


Operating profit . . . . . . . . . . . . . . . . . . . $(3.3)          $64.1
Net income . . . . . . . . . . . . . . . . . . . . . .   (.9)           51.3

     Set forth below is a summary of the types and amounts recognized as accrued expenses for the 1995 Plan together with the cash payments made against such accruals for the year ended December 31, 1998.


                                                Balance             1998               Balance
                                                            -----------------------
(Millions  of  dollars)                         12/31/97    (Reductions)   Payments    12/31/98
-----------------------                         --------    ------------   --------    --------


Workforce severance . . . . . . . . . . . . . .  $ 8.1        $ (3.5)      $ (4.6)      $   -
Asset removal costs . . . . . . . . . . . . . .    1.9             -         (1.9)          -
Contract settlement and lease termination costs   27.1          (6.1)        (5.7)       15.3
Other costs . . . . . . . . . . . . . . . . . .    9.1          (1.4)        (7.0)         .7
                                                 -----        -------      -------      -----

                                                 $46.2        $(11.0)      $(19.2)      $16.0
                                                 =====        =======      =======      =====


     The 1998 accrued expense balance of $16.0 million is being paid in accordance with the terms of the contract settlement agreements and, as of December 31, 1999, approximately $4 million remains to be paid under a contractual lease obligation.

OTHER  INFORMATION

1999  Unusual  Charges
----------------------

     In 1999, the Corporation incurred $13.6 million of unusual business improvement costs that were not related to the three formally adopted business improvement plans discussed above. The costs, which primarily were for employee severances and write off of assets removed from service, were charged to cost of products sold when incurred.

Write-down  of  Certain  Intangible  and  Other  Assets
-------------------------------------------------------

     In 1998, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and written down. These write-downs, which were charged to general expense, reduced 1998 operating profit $70.2 million and net income $57.1 million. In addition, the Corporation began depreciating the cost of all newly acquired personal computers ("PCs") over two years. In recognition of the change in estimated useful  lives,  PC  assets  with  a  remaining net book value of $16.6 million became subject to accelerated depreciation charges. These charges, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $81.2 million and net income $64.7 million. Of the $81.2 million, $6.8 million was charged to cost of products sold and $74.4 million was charged to general expense. In 1999, accelerated depreciation on PCs reduced operating profit by $8.3 million, $2.7 million of which was charged to cost of products sold and $5.6 million was charged to general expense.

     Approximately 91 percent of the 1998 write-down of certain intangible and other assets and accelerated depreciation on PCs described above relates to the Personal Care segment and 9 percent relates to the Tissue segment. In 1999, 50 percent of the $8.3 million of accelerated depreciation was charged to each of the Tissue and Personal Care segments.

NOTE  3.      INCOME  TAXES

     An  analysis  of  the  provision  for  income  taxes  follows:

                                                                  Year Ended December 31
                                                                  ----------------------
(Millions  of  dollars)                                           1999     1998     1997
-----------------------                                           ----     ----     ----

Current  income  taxes:
  United States . . . . . . . . . . . . . . . . . . . . . . . .  $386.9   $402.0   $423.9
  State . . . . . . . . . . . . . . . . . . . . . . . . . . . .    69.8     26.8     96.7
  Other countries . . . . . . . . . . . . . . . . . . . . . . .   147.3     79.8    104.6
                                                                 -------  -------  -------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .   604.0    508.6    625.2
                                                                 -------  -------  -------

Deferred income taxes:
  United States . . . . . . . . . . . . . . . . . . . . . . . .   139.2     39.8    (29.3)
  State . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (18.7)     5.5    (49.5)
  Other countries . . . . . . . . . . . . . . . . . . . . . . .     5.7    (38.3)   (14.7)
                                                                 -------  -------  -------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .   126.2      7.0    (93.5)
                                                                 -------  -------  -------

Total provision for income taxes. . . . . . . . . . . . . . . .   730.2    515.6    531.7

Less income taxes related to:

  Extraordinary gains . . . . . . . . . . . . . . . . . . . . .       -        -     38.4

  Cumulative effect of accounting change. . . . . . . . . . . .       -     (6.6)       -
                                                                 -------  -------  -------

Total provision excluding income taxes related to extraordinary
  gains and cumulative effect of accounting change. . . . . . .  $730.2   $522.2   $493.3
                                                                 =======  =======  =======





     Income  before  income  taxes  is  classified  in the Consolidated Income
Statement  as  follows:


                                                       Year Ended December 31
                                                       ----------------------
(Millions  of  dollars)                             1999          1998       1997
-----------------------                             ----          ----       ----


  Income  Before  Extraordinary  Gains  and
      Cumulative Effect of Accounting Change:
      United States . . . . . . . . . . . . . . .   $1,782.7    $1,455.6   $1,291.6
      Other countries . . . . . . . . . . . . . .      469.0        67.7       61.1
                                                    --------    --------   --------
                                                    $2,251.7    $1,523.3   $1,352.7
                                                    ========    ========   ========
    Extraordinary Gains:
      United States . . . . . . . . . . . . . . . . $      -    $      -   $   55.9
                                                    ========    ========   ========

    Cumulative Effect of Accounting Change:
      United States . . . . . . . . . . . . . . . . $      -    $  (17.2)  $      -
      Other countries . . . . . . . . . . . . . . .        -         (.6)         -
                                                    --------    --------   --------
                                                    $      -    $  (17.8)  $      -
                                                    ========    ========   ========

------
NOTE  3.      (Continued)

     Deferred  income  tax  assets  are  composed  of  the  following:

                                                                        December 31
                                                                        -----------
(Millions  of  dollars)                                                1999      1998
-----------------------                                                ----      ----




Current  deferred  income  tax  asset  attributable  to:
  Advertising and promotion accruals. . . . . . . . . . . . . . . .  $  27.5   $  29.7
  Pension, postretirement and other employee benefits . . . . . . .    121.9      92.0
  Other accrued expenses, including those related to business
    improvement programs. . . . . . . . . . . . . . . . . . . . . .    124.6     210.4
  Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . .     31.0      41.9
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6.7       6.1
  Valuation allowances. . . . . . . . . . . . . . . . . . . . . . .      (.3)     (4.8)
                                                                     --------  --------

Net current deferred income tax asset . . . . . . . . . . . . . . .  $ 311.4   $ 375.3
                                                                     ========  ========

Noncurrent deferred income tax asset attributable to:

  Accumulated depreciation. . . . . . . . . . . . . . . . . . . . .  $ (42.4)  $ (11.7)
  Income tax loss carryforwards . . . . . . . . . . . . . . . . . .    294.1     290.4
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11.1       6.3
  Valuation allowances. . . . . . . . . . . . . . . . . . . . . . .   (255.8)   (267.1)
                                                                     --------  --------

Net noncurrent deferred income tax asset included in other assets .  $   7.0   $  17.9
                                                                     ========  ========

Noncurrent deferred income tax liability attributable to:

    Accumulated depreciation. . . . . . . . . . . . . . . . . . . .  $(869.0)  $(908.6)
    Income tax loss carryforwards . . . . . . . . . . . . . . . . .     55.3      47.4
    Pension and other postretirement benefits . . . . . . . . . . .    227.0     242.0
    Installment sales . . . . . . . . . . . . . . . . . . . . . . .   (275.7)   (137.9)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     25.5      35.5
                                                                     --------  --------

Net noncurrent deferred income tax liability. . . . . . . . . . . .  $(836.9)  $(721.6)
                                                                     ========  ========


     Valuation allowances for deferred income tax assets decreased by $15.8 million in 1999 and increased $68.9 million in 1998. Valuation allowances at the end of 1999 primarily relate to the potentially unusable portion of income tax loss carryforwards of $931.2 million in jurisdictions primarily outside the United States. If not utilized against taxable income, $306.4 million of the loss carryforwards will expire from 2000 through 2009. The remaining $624.8 million has no expiration date.

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

                                                       Year Ended December 31
                                      -----------------------------------------------------------
                                              1999                 1998              1997
                                              ----                 ----              ----
(Millions  of  dollars)                Amount      Percent   Amount   Percent  Amount     Percent
-----------------------               --------------------   ----------------  ------------------

Income  before  income  taxes:
  As reported. . . . . . . . . . . .  $2,251.7              $1,523.3            $1,352.7
  Charges (credits) for business
    improvement programs and
    other unusual items. . . . . . .     (97.3)                280.1               451.8
                                      ---------             --------            --------
      Income before income taxes
        excluding the above charges.  $2,154.4              $1,803.4            $1,804.5
                                      =========             ========            ========

Tax at U.S. statutory rate(a). . . .  $  754.0       35.0%  $  631.2     35.0%    $631.6   35.0%
State income taxes, net of federal
  tax benefit. . . . . . . . . . . .      29.7        1.4       17.3      1.0       34.9    1.9
Operating losses for which no tax
  benefit was recognized, net of
  operating losses realized. . . . .       7.0         .3       24.4      1.4       22.0    1.2
Other - net. . . . . . . . . . . . .     (99.1)      (4.6)     (96.1)    (5.4)     (97.2)  (5.3)
                                      ---------  ---------   --------  -------  --------- ------

                                         691.6       32.1%     576.8     32.0%     591.3   32.8%
                                                 =========             =======           =======
Tax effects of business improvement
  programs and other unusual items .      38.6       39.7%     (54.6)   (19.5)%    (98.0) (21.7)%
                                      ---------  =========  ---------   =======   ------- =======

Provision for income taxes . . . . .  $  730.2       32.4%  $  522.2     34.3%    $493.3   36.5%
                                      =========  =========  =========  =======    ======= =======


(a) Tax at U.S. statutory rate is based on income before income taxes excluding the charges (credits) for business improvement programs and other unusual items. The tax effects of such programs are shown elsewhere in the table.

     At December 31, 1999, income taxes have not been provided on approximately $1.7 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $170 million would be payable upon remittance of all previously unremitted earnings at December 31, 1999.

NOTE  4.    POSTRETIREMENT  AND  OTHER  BENEFITS

     The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. For the principal defined benefit plans in North America and the United Kingdom, the funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. The funding policy for the remaining defined benefit plans outside North America and nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code is based on legal requirements, tax considerations, customary business practices in such countries and investment opportunities.

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

     Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.


                                                      Pension  Benefits     Other  Benefits
                                                     -------------------   -----------------
                                                             Year  Ended  December  31
                                                     ---------------------------------------
(Millions  of  dollars)                                 1999       1998     1999       1998
-----------------------                                 ----       ----     ----       ----

CHANGE  IN  BENEFIT  OBLIGATION
  Benefit obligation at beginning of year . . . . .  $3,867.5   $3,623.2   $ 658.6   $ 638.0
  Service cost. . . . . . . . . . . . . . . . . . .      73.3       69.2      12.5      11.8
  Interest cost . . . . . . . . . . . . . . . . . .     251.1      247.1      45.2      44.2
  Participants' contributions . . . . . . . . . . .       7.2        8.3       4.9       4.0
  Amendments. . . . . . . . . . . . . . . . . . . .      11.6        9.5         -         -
  Actuarial (gain) loss . . . . . . . . . . . . . .    (292.9)     171.8     (28.4)     27.5
  Acquisitions. . . . . . . . . . . . . . . . . . .       1.0        1.5         -         -
  Curtailments. . . . . . . . . . . . . . . . . . .      11.9       (8.4)     (4.1)     (2.6)
  Special termination benefits. . . . . . . . . . .       1.9        5.0         -         -
  Currency exchange rate effects. . . . . . . . . .     (12.2)      (2.3)      1.5      (2.0)
  Benefit payments. . . . . . . . . . . . . . . . .    (271.9)    (257.4)    (63.3)    (62.3)
                                                     ---------  ---------  --------  --------

  Benefit obligation at end of year . . . . . . . .   3,648.5    3,867.5     626.9     658.6
                                                     ---------  ---------  --------  --------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year. .   3,927.2    3,619.9         -         -
  Actual return on plan assets. . . . . . . . . . .     736.9      525.7         -         -
  Employer contributions. . . . . . . . . . . . . .      25.0       24.5      58.4      58.3
  Participants' contributions . . . . . . . . . . .       7.2        8.3       4.9       4.0
  Currency exchange rate effects. . . . . . . . . .      (8.4)     (11.3)        -         -
  Benefit payments. . . . . . . . . . . . . . . . .    (261.7)    (239.9)    (63.3)    (62.3)
                                                     ---------  ---------  --------  --------

  Fair value of plan assets at end of year. . . . .   4,426.2    3,927.2         -         -
                                                     ---------  ---------  --------  --------

FUNDED STATUS
  Funded status at end of year. . . . . . . . . . .     777.7       59.7    (626.9)   (658.6)
  Unrecognized net actuarial (gain) loss. . . . . .    (682.4)       9.5     (91.6)    (68.0)
  Unrecognized transition amount. . . . . . . . . .     (10.9)     (15.3)        -         -
  Unrecognized prior service cost . . . . . . . . .      67.0       64.2     (15.5)    (17.7)
                                                     ---------  ---------  --------  --------

  Net amount recognized . . . . . . . . . . . . . .  $  151.4   $  118.1   $(734.0)  $(744.3)
                                                     =========  =========  ========  ========

AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
  Prepaid benefit cost. . . . . . . . . . . . . . .  $  248.2   $  228.8   $     -   $     -
  Accrued benefit cost. . . . . . . . . . . . . . .    (117.9)    (139.6)   (734.0)   (744.3)
  Intangible asset. . . . . . . . . . . . . . . . .       4.9        6.1         -         -
  Accumulated other comprehensive income. . . . . .      16.2       22.8         -         -
                                                     ---------  ---------  --------  --------

  Net amount recognized . . . . . . . . . . . . . .  $  151.4   $  118.1   $(734.0)  $(744.3)
                                                     =========  =========  ========  ========


     The above pension benefit information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed accumulated benefit obligations ("ABO") have been combined with plans where the ABO exceeds plan assets. Summary disaggregated information  about  these  plans  follows:


                                               Assets  Exceed      ABO  Exceeds
                                                    ABO               Assets
                                              ---------------     ---------------
                                                            December  31
                                               ----------------------------------
(Millions  of  dollars)                           1999     1998     1999    1998
-----------------------                           ----     ----     ----    ----


Projected benefit obligation . . . . . . . . . $3,483.1  $3,757.1  $165.4  $110.4
ABO. . . . . . . . . . . . . . . . . . . . . .  3,309.1   3,417.3   152.6   100.1
Fair value of plan assets. . . . . . . . . . .  4,379.6   3,926.2    46.6     1.0



                                    Pension  Benefits   Other  Benefits
                                    -----------------   ---------------
                                                 December  31
                                    -----------------------------------
                                    1999      1998       1999      1998
                                    ----      ----       ----      ----

Weighted  Average  Assumptions
  Discount rate. . . . . . . . . .  7.4%      6.6%       7.7%      6.7%
  Expected return on plan assets .  9.3%      9.3%         -         -
  Rate of compensation increase. .  4.3%      3.9%         -         -
  Health care cost trend rate(a) .    -         -        7.5%      7.8%


(a) Assumed to decrease gradually to 6% in 2003 and remain at that level for the large majority of plans and to zero by 2006 and thereafter for the balance.

                                             Pension  Benefits            Other  Benefits
                                        --------------------------    ----------------------
                                                      Year  Ended  December  31
                                        ----------------------------------------------------
(Millions  of  dollars)                  1999       1998      1997     1999    1998    1997
-----------------------                  ----       ----      ----     ----    ----    ----

Components  Of  Net  Periodic
Benefit  Cost
  Service cost. . . . . . . . . . . .  $  73.3   $  69.2   $  72.6    $12.5   $11.8   $10.7
  Interest cost . . . . . . . . . . .    251.1     247.1     246.7     45.2    44.2    44.9
  Expected return on plan assets. . .   (352.8)   (332.3)   (297.8)       -       -       -
  Amortization of prior service cost.      9.5       8.5       7.9     (2.1)   (2.1)      -
  Amortization of transition amount .     (4.6)     (5.3)     (5.3)       -       -       -
  Recognized net actuarial loss
    (gain). . . . . . . . . . . . . .      4.8       2.9       2.9     (4.4)   (4.9)   (8.1)
  Curtailments. . . . . . . . . . . .     18.0        .7        .5     (4.1)    (.4)    (.7)
  Other . . . . . . . . . . . . . . .      6.1       5.1         -        -       -       -
                                       --------  --------  --------   ------  ------  ------

  Net periodic benefit
    cost (income) . . . . . . . . . .  $   5.4   $  (4.1)  $  27.5    $47.1   $48.6   $46.8
                                       ========  ========  ========   ======  ======  ======


     Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects:

                                                          One-Percentage-Point
                                                          --------------------
(Millions  of  dollars)                                   Increase    Decrease
-----------------------                                   --------------------



Effect on total of service and interest cost components   $ 4.1        $ 3.3
Effect on postretirement benefit obligation . . . . . .    44.6         37.4

DEFINED  CONTRIBUTION  RETIREMENT  PLANS

     The Corporation's contributions to the defined contribution retirement plans are based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $26.1 million, $23.8 million and $14.8 million in 1999, 1998 and 1997, respectively.


INVESTMENT  PLANS

     Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $25.1 million, $26.1 million and $24.9 million in 1999, 1998 and 1997, respectively.

NOTE  5.    EARNINGS  PER  SHARE

     There are no adjustments required to be made to Income Before Extraordinary Gains and Cumulative Effect of Accounting Change for purposes of computing basic and diluted earnings per share ("EPS").

     A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:

                                                                    Average  Common  Shares Outstanding
                                                                    -----------------------------------
(Millions)                                                          1999            1998           1997
----------                                                          ----            ----           ----


Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   536.3           550.3           555.9
  Dilutive effect of stock options. . . . . . . . . . . . . . . .     3.1             2.3             3.1
  Dilutive effect of deferred compensation plan shares. . . . . .      .1               -               -
  Dilutive effect of shares issued for participation share awards      .6              .5              .3
                                                                    -----           -----           -----

Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   540.1           553.1           559.3
                                                                    =====           =====           =====


     Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:

Description                                                         1999          1998          1997
----------------------------------------------------------------------------------------------------
Number of shares (millions). . . . . . . . . . . . . . . . . . . .     .1           9.1            -
Weighted-average option price. . . . . . . . . . . . . . . . . . .  $58.10        $52.74           -
Expiration date of option. . . . . . . . . . . . . .. . . . .  . .  2009          2004-2008        -
Options outstanding at year end. . . . . . . . . . . . . . . . . .  yes           yes              -



     The number of common shares outstanding as of December 31, 1999, 1998 and 1997 was 540.6 million, 538.3 million and 556.3 million, respectively.

NOTE  6.      DEBT

     The  major  issues  of  long-term  debt  outstanding  were:

                                                                                December 31
                                                                            ------------------
(Millions  of  dollars)                                                        1999      1998
-----------------------                                                        ----      ----

Kimberly-Clark Corporation:
  6 1/4% Debentures due 2018. . . . . . . . . . . . . . . . . . . . . . . . $  297.7  $  297.6
  6 3/8% Debentures due 2028. . . . . . . . . . . . . . . . . . . . . . . .    198.3     198.2
  7 7/8% Debentures due 2023. . . . . . . . . . . . . . . . . . . . . . . .    199.7     199.7
  8 5/8% Notes due 2001 . . . . . . . . . . . . . . . . . . . . . . . . . .    199.9     199.8
  9% Notes due 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    100.0      99.9
  6 7/8% Debentures due 2014. . . . . . . . . . . . . . . . . . . . . . . .     99.7      99.7
  5% Notes maturing to 2002 . . . . . . . . . . . . . . . . . . . . . . . .     27.0      36.0
  6.2% to 7.55% Industrial Development Revenue Bonds maturing to 2023 . . .     79.7      79.7
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16.5       3.7
                                                                            --------  --------
                                                                             1,218.5   1,214.3
Subsidiaries:
  7% Debentures due 2023. . . . . . . . . . . . . . . . . . . . . . . . . .    194.3     194.0
  11.1% Bonds due 2000. . . . . . . . . . . . . . . . . . . . . . . . . . .     99.8      99.6
  8.3% to 11% Debentures maturing to 2022 . . . . . . . . . . . . . . . . .    175.2     163.8
  Industrial Development Revenue Bonds at variable rates (weighted-
    average rate at December 31, 1999 - 4%) maturing to 2032. . . . . . . .    298.3     286.6
  5 3/4% to 6 3/8% Industrial Development Revenue Bonds maturing
    to 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     22.3      22.9
  Bank loans and other financings in various currencies at fixed rates
    (weighted-average rate at December 31, 1999 - 9.6%)
    maturing to 2009. . . . . . . . . . . . . . . . . . . . . . . . . . . .    106.7      97.9
  Bank loans and other financings in various currencies at variable rates
    (weighted-average rate at December 31, 1999 - 10.1%)
    maturing to 2009. . . . . . . . . . . . . . . . . . . . . . . . . . . .    108.9      45.6
                                                                            --------  --------

Total long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .  2,224.0   2,124.7

  Less current portion. . . . . . . . . . . . . . . . . . . . . . . . . . .    297.4      56.5
                                                                            --------  --------

Long-term portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,926.6  $2,068.2
                                                                            ========  ========


     Fair value of long-term debt was $2,212.0 million and $2,256.6 million at December 31, 1999 and 1998, respectively. Scheduled maturities of long-term debt are $249.5 million in 2001, $34.9 million in 2002, $12.2 million in 2003 and $124.0 million in 2004.

     At  December  31,  1999, the  Corporation  had a $1.1 billion syndicated
revolving  credit  facility.   This  facility,  unused  at December 31, 1999,
permits borrowing at competitive interest rates and is available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facility without penalty at any time prior to its expiration. Of this facility, $550 million expires in November 2000 and the balance expires in November 2004.

     Debt  payable  within  one  year:

                                                 December 31
                                               --------------
(Millions  of  dollars)                         1999    1998
-----------------------                        ------  ------


Commercial paper. . . . . . . . . . . . . . .  $353.4  $418.0
Current portion of long-term debt . . . . . .   297.4    56.5
Other short-term debt . . . . . . . . . . . .   131.6   160.9
                                               ------  ------

  Total. . . . . .  . . . . . . . . . . . . .  $782.4  $635.4
                                               ======  ======


     At December 31, 1999 and 1998, the weighted-average interest rate for commercial paper was 5.4 percent and 5.3 percent, respectively.

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

Foreign  Currency  Risk  Management

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows the Corporation to manage its transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset in whole, or in part, losses or gains on the underlying foreign currency exposure. There have been no significant changes in how foreign currency transactional exposures were managed during 1999, and management does not foresee or expect any significant changes in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency losses included in consolidated net income were $1.4 million, $32.8 million and $10.2 million in 1999, 1998 and 1997, respectively. Included in foreign currency losses were the Corporation's share of foreign currency gains and losses at the Corporation's Mexican affiliate, Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"), attributable to changes in the value of the Mexican peso, which is the Corporation's most significant foreign currency risk. The Corporation's share of the peso currency losses was not significant in 1999 and 1997 and was $.02 per share in 1998.

     Beginning  in  1999,  the  Mexican  economy  was  no  longer deemed to be hyperinflationary and the peso, rather than the U.S. dollar, became the functional currency for accounting purposes. Consequently, changes in the value of the peso resulted in gains or losses on U.S. dollar obligations of KCM. Prior to 1999, Mexico's economy was deemed to be hyperinflationary and the functional currency of KCM was the U.S. dollar. Accordingly, changes in the value of the peso did not result in foreign currency gains or losses attributable to the U.S. dollar obligations of KCM. However, changes in the value of the peso in 1998 and 1997 resulted in gains or losses attributable to peso-denominated monetary assets held by KCM.

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

     The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency forward contracts outstanding at December 31, 1999 and 1998:



                                       1999                                1998
                          ---------------------------------  --------------------------------
                          Notional                           Notional
                          Principal   Carrying   Fair        Principal    Carrying     Fair
(Millions  of  dollars)   Amounts     Values     Values      Amounts      Values       Values
-----------------------   ---------   --------   ------      ---------    --------     ------

Forward  contracts
  Assets. . . . . . . . . $770.5     $18.0       $16.8       $848.0       $  4.1       $(3.0)
  Liabilities . . . . . .  375.9      (6.8)       (4.4)       964.0        (12.1)       (4.4)


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

     The  income  statements  and  balance  sheets  of  operations  in hyperinflationary  economies  are  translated  into  U.S.  dollars  using both
current  and  historical  rates  of  exchange.    For  balance  sheet accounts
translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Operations that are deemed to be hyperinflationary are as follows: Brazil (prior to January 1, 1998), Ecuador, Mexico (effective January 1, 1997 through December 31, 1998), Turkey and Venezuela.

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

Interest  Rate  Risk  Management

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. The strategy employed by the Corporation to manage its exposure to interest rate fluctuations did not change significantly during 1999. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

Commodity  Price  Risk  Management

     The Corporation is subject to commodity price risk arising from price movement for purchased pulp, the market price of which is determined by industry supply and demand. Selling prices of the Corporation's tissue products can be influenced by the market price for pulp. On a worldwide basis, the Corporation has reduced its internal pulp supply to approximately 40 percent of its virgin fiber needs. The Corporation has announced its intention to further reduce its level of pulp integration to approximately 20 percent. However, such a reduction in pulp integration could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect the Corporation's earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. The Corporation has not used derivative instruments in the management of these risks.

NOTE  8.      STOCK  COMPENSATION  PLANS

     Kimberly-Clark Equity Participation Plans provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries. Upon maturity, participation share awards are paid, in cash or cash and shares of the Corporation's stock, based on the increase in the book value of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable, in cash or cash and shares
of  the  Corporation's  stock,  at  the  maturity  of  the  award.    Neither
participation nor dividend shares are shares of common stock. In conjunction with the restricted stock plan discussed later in this note, no additional participation shares will be awarded after 1998.

     Data  concerning  participation  and  dividend  shares  follow:

(Thousands  of  shares)               1999       1998       1997
-----------------------               ----       ----       ----


Outstanding - Beginning of year. . . 10,049      9,381     7,173

Awarded. . . . . . . . . . . . . . .      -      2,145     1,994

Dividend shares credited - net . . .    808        883       795

Matured. . . . . . . . . . . . . . .   (483)    (1,925)     (500)

Forfeited. . . . . . . . . . . . . .   (145)      (435)      (81)
                                     -------    -------    ------

Outstanding - End of year. . . . . . 10,229     10,049     9,381
                                     =======    =======    ======


     Amounts expensed related to participation shares were $34.9 million, $23.1 million and $26.8 million in 1999, 1998 and 1997, respectively.

     The Corporation also has stock option plans under which executives and key employees may be granted awards. Under these plans, all stock options are granted at not less than market value at date of grant, expire 10 years after the date of grant and generally become exercisable over three years.

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

     As part of the acquisition of Ballard Medical Products ("Ballard") discussed in Note 12 to the Consolidated Financial Statements, outstanding Ballard stock options were converted into options to acquire approximately 463,000 shares of the Corporation's common stock at a weighted-average exercise price of $36.13.

     Data  concerning  stock  option  activity  follows:

                                      1999                1998                   1997
                               ------------------- -------------------   ---------------------
                                         Weighted-           Weighted-              Weighted-
                                         Average             Average                Average
                                         Exercise            Exercise               Exercise
(Options  in  thousands)       Options   Price     Options   Price       Options    Price
------------------------       -------   --------- -------   ---------   --------   ----------




Outstanding  -  Beginning  of
  year. . . . . . . . . . . .  17,132    $41.04    16,195    $36.73      12,609    $26.61
Granted . . . . . . . . . . .   5,271     48.46     3,076     55.94       6,111     51.12
Exercised . . . . . . . . . .  (2,154)    27.24    (1,608)    22.91      (2,401)    20.15
Canceled or expired . . . . .    (545)    51.46      (531)    50.86        (124)    38.61
Converted Ballard stock . . .
  options . . . . . . . . . .     463     36.13         -         -           -         -
                               ------              ------                ------

Outstanding - End of year . .  20,167(a)  44.08    17,132     41.04      16,195     36.73
                               ======              ======                ======

Exercisable - End of year . .   9,588     36.59     8,429     30.10       7,016     25.57
                                =====               =====                 =====


(a) Data concerning stock options at December 31, 1999 follows (options in thousands):

                           Options  Outstanding
                      --------------------------------      Options Exercisable
                               Weighted-                    -------------------
                               Average     Remaining                  Weighted-
                               Exercise    Contractual                Average
Exercise Price Range  Options  Price       Life(Years)      Options   Price
-------------------------------------------------------------------------------


$9.83  -   $14.73 . . .  151    $13.43       2.3               151    $13.43
18.16  -    20.44 . . .  837     19.71       2.1               837     19.71
22.36  -    28.34 . . .3,265     26.09       3.9             3,265     26.09
39.94  -    48.31 . . .7,720     45.58       7.9             2,613     40.27
50.00  -    59.81 . . .8,194     52.89       6.6             2,722     52.15
                       -----                                 -----

                      20,167                                 9,588
                      ======                                 =====


     At December 31, 1999, the number of additional shares of common stock of the Corporation available for awards under the 1992 Plan was 13.2 million shares.

     The Corporation has elected to follow APB 25 and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of employee stock options that have been awarded was equal to the market price of the underlying stock on the date of grant, no compensation expense was required to be recognized. However, SFAS 123, Accounting for Stock-Based Compensation, requires presentation of pro forma net income and earnings per share as if the Corporation had accounted for its employee stock options under a fair value method. For purposes of pro forma disclosure, the estimated fair value of such stock options is amortized to expense over the vesting period. Under the fair value method, the Corporation's net income and net income per share would have been reduced as follows:

(Millions  of  dollars,  except  per  share  amounts)    1999     1998   1997
-----------------------------------------------------    ----     ----   ----

Net income . . . . . . . . . . . . . . . . . . . . .     $41.2    $31.0  $22.4
Basic and diluted net income per share . . . . . . .       .08      .06    .04

     The weighted-average fair value of the individual options granted during 1999, 1998 and 1997 is estimated as $11.77, $13.36 and $12.22, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:

                               1999         1998        1997
                               ----         ----        ----


Dividend yield. . . . . .       2.15%       1.79%       1.88%
Volatility. . . . . . . .      21.40%      17.60%      18.30%
Risk-free interest rate .       5.25%       5.59%       5.98%
Expected life . . . . . .   5.8 YEARS   5.8 years   5.4 years



UNEARNED  COMPENSATION  ON  RESTRICTED  STOCK

     Effective January 1, 1999, the Corporation adopted a restricted stock plan under which certain key employees may be granted, in the aggregate, up to
2.5 million shares of the Corporation's common stock (or awards of restricted stock units). These restricted stock awards vest and become unrestricted shares in three to ten years from the date of grant. Although plan participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period. During 1999, .4 million shares were awarded and at December 31, 1999, 2.1 million shares of the Corporation's common stock remained available for awards.

     The market value of the Corporation's common stock determines the value of the restricted stock award, and such value is recorded at the date of the award as unearned compensation on restricted stock in a separate component of stockholders' equity. This unearned compensation is amortized to compensation expense over the periods of restriction. During 1999, $5.0 million was charged to compensation expense under the plan.

------
NOTE  9.    COMMITMENTS

LEASES

     The future minimum obligations under leases having a noncancelable term in excess of one year as of December 31, 1999, are as follows:

                                          Operating
(Millions  of  dollars)                    Leases
-----------------------                   ---------




  Year  Ending  December  31:
    2000 . . . . . . . . . . . . . . . . . .   $ 62.1
    2001 . . . . . . . . . . . . . . . . . .     47.9
    2002 . . . . . . . . . . . . . . . . . .     30.8
    2003 . . . . . . . . . . . . . . . . . .     21.6
    2004 . . . . . . . . . . . . . . . . . .     16.7
      Thereafter . . . . . . . . . . . . . .     63.0
                                               ------

  Future minimum obligations . . . . . . . .   $242.1
                                               ======


     Operating lease obligations have been reduced by approximately $11.5 million for rental income from noncancelable sublease agreements.

     Consolidated rental expense under operating leases was $151.4 million, $156.9 million, and $150.8 million in 1999, 1998 and 1997, respectively.


RAW  MATERIALS

     The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp. The minimum purchase commitments extend to 2003. At current prices, the commitments are approximately $348 million, $341 million and $237 million in 2000, 2001 and 2002, respectively. The commitment beyond the year 2002 is approximately $96 million in total.


     Although the Corporation is primarily liable for rental payments on the above-mentioned leases and, considering the purchase commitments for raw materials described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

NOTE  10.    STOCKHOLDERS'  EQUITY  AND  OTHER  COMPREHENSIVE  INCOME

STOCKHOLDERS'  EQUITY

     At December 31, 1999, unremitted net income of equity companies included in consolidated retained earnings was $713.3 million.

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

OTHER  COMPREHENSIVE  INCOME

     The changes in the components of other comprehensive income (loss) are as follows:

                                                                Year  Ended  December  31
                          --------------------------------------------------------------------------------------------------
                                       1999                               1998                              1997
                          ------------------------------     ------------------------------     ----------------------------

                            Pretax     Tax  Exp.    Net        Pretax     Tax  Exp.    Net        Pretax     Tax  Exp.    Net
(Millions of dollars)       Amount     (Credit)     Amount     Amount     (Credit)     Amount     Amount     (Credit)     Amount
---------------------       ------     --------     ------     ------     --------     ------     ------     ------     ------



Unrealized  translation
  adjustments. . . . . . .  $(154.6)     $  -      $(154.6)    $ 3.1       $  -        $3.1       $(296.4)    $   -     $(296.4)
Minimum pension liability
  adjustment . . . . . . .      6.6       2.5          4.1      (1.4)       (.6)        (.8)         (4.5)     (1.7)       (2.8)
                            --------     ----     --------     ------      -----       -----      --------    ------    --------

Other comprehensive
  income (loss). . . . . .  $(148.0)     $2.5      $(150.5)    $ 1.7       $(.6)       $2.3       $(300.9)    $(1.7)    $(299.2)
                            ========     ====     ========     ======      =====       =====      ========    ======    ========



     Accumulated balances of other comprehensive income (loss), net of applicable income taxes:

                                                     December  31
                                                  ------------------
(Millions  of  dollars)                            1999       1998
-----------------------                           --------   -------


Unrealized translation adjustments . . . . . . . $(1,104.7)  $(950.1)
Minimum pension liability adjustment . . . . . .     (10.1)    (14.2)
                                                 ---------   -------

Accumulated other comprehensive income (loss) . .$(1,114.8)  $(964.3)
                                                 =========   =======

NOTE  11.    EXTRAORDINARY  GAINS

     In March 1997, the Corporation sold a noncore pulp and newsprint facility located in Coosa Pines, Alabama ("Coosa") for approximately $600 million in cash. Also, in the first quarter of 1997, the Corporation recorded impairment losses on certain tissue and pulp manufacturing facilities. These impairment losses totaled $111.5 million before income tax benefits. In June 1997, the Corporation completed the sale of its interest in Scott Paper Limited ("SPL") for approximately $127 million. The above described transactions have been aggregated and reported as extraordinary gains totaling $17.5 million, net of applicable income taxes of $38.4 million. The high effective income tax rate on the extraordinary gains is due to income tax loss carryforwards that precluded the current recognition of the income tax benefit on certain impairment losses and the tax basis in SPL being substantially lower than the
carrying  amount  of  the  investment  in  the  financial  statements.    The
extraordinary  gains  were  equal to $.03 per share for both basic and diluted
EPS.

NOTE  12.      ACQUISITIONS  AND  DISPOSITIONS  OF  BUSINESSES

ACQUISITIONS

     On June 10, 1999, the Corporation completed the acquisition of the European consumer and away-from-home tissue businesses of Attisholz Holding AG ("Attisholz") for $365 million in cash. On September 23, 1999, the Corporation completed the acquisition of Ballard through the exchange of approximately 13.8 million shares of the Corporation's common stock for all outstanding shares of Ballard. The value of the exchange of stock plus related acquisition costs was approximately $788 million. These acquisitions were accounted for as purchases. Accordingly, the results of operations of these two entities have been included in the Corporation's consolidated results of operations from the date of their acquisition and their assets and liabilities are included in the Consolidated Balance Sheet as of December 31, 1999.

     The Corporation engaged independent appraisers to assist in the determination of the fair value of the acquired assets of Attisholz and Ballard. Although the appraisals are not yet complete, the Corporation believes that the allocation of the purchase price will result in assigning values to intangible assets in a range of $720 million to $740 million. These intangible assets will be amortized on the straight-line method over periods up to 30 years.

     The unaudited pro forma combined historical results, as if the Attisholz and Ballard businesses had been acquired at the beginning of fiscal 1999 and 1998 are estimated to be:

(Millions  of  dollars,  except  per  share  amounts)                    1999          1998
-----------------------------------------------------                    ----          ----


Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $13,235.8      $12,733.6
Income before extraordinary gains and cumulative effect of accounting
  change. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,631.8        1,099.9
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,631.8        1,088.7
Basic net income per share. . . . . . . . . . . . . . . . . . . . . .       2.98           1.93
Diluted net income per share. . . . . . . . . . . . . . . . . . . . .       2.96           1.92


     The pro forma results include amortization of the intangibles discussed above and interest expense on debt assumed to be issued to finance the Attisholz purchase and to acquire the treasury stock exchanged in the Ballard purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

     Other acquisitions relating primarily to increased ownership and expansion in Asia and Latin America in 1999 and 1998 were $44.7 million and
$342.5  million,  respectively.    The  Corporation  recognized  goodwill  on
acquisitions of consolidated subsidiaries of $41.4 million in 1999 and $72.8 million in 1998. In addition, goodwill of $150.4 million related to the acquisitions of equity companies in 1998 was recorded in investments in equity companies.

     In December 1997, the Corporation acquired Tecnol in a purchase transaction through the exchange of approximately 8.7 million shares of the Corporation's common stock for all the outstanding shares of Tecnol common stock. The value of the exchange of stock plus related acquisition costs was approximately $428 million. The allocation of the purchase price resulted in assigning values to goodwill and other intangible assets of $336 million.

     Other acquisitions in 1997 primarily related to increased ownership in Asia and Latin America were $82.2 million, resulting in goodwill of $48.5 million, none of which relates to acquisitions of equity companies.

DISPOSITIONS

Southeast  Timberlands
----------------------

     In April 1998, the U.S. Environmental Protection Agency enacted new and more stringent air emission and water discharge regulations, referred to as the Cluster Rule, that impose additional pollution control requirements on the Corporation's pulp production facilities. These rules would have required the Corporation to spend more than $250 million to meet the Cluster Rule requirements at its Mobile, Alabama pulp mill. Sappi Fine Paper (S.D. Warren Company), a producer of printing and publishing papers, had purchased approximately one-third of the pulp mill's output. On May 4, 1998, S.D. Warren and the Corporation announced an agreement to terminate their pulp supply contract effective September 1, 1999. As a result of the cancellation of the pulp supply contract and the cost of implementing the Cluster Rule, on May 5, 1998, the Corporation announced its intention to dispose of its entire integrated pulp operation in Mobile, Alabama, including the related sale of the associated woodlands operations (the "Southeast Timberlands") and the closure of its pulp production facility. The pulp facility was shut down in August 1999. Closure of the pulp mill resulted in the elimination of approximately 450 jobs, and severance costs of $18.0 million for these employees were charged to cost of products sold in the third quarter of 1998, at the time the employees were notified of their termination benefits.

     On September 30, 1999, the Corporation sold approximately 460,000 acres of the Southeast Timberlands to Joshua Timberlands, LLC for notes receivable with approximate face value of $400 million ("Joshua Notes"). The Joshua Notes, which were recorded at their fair value of approximately $383 million, bear interest initially at floating rates based on LIBOR less 15 basis points and are backed by irrevocable standby letters of credit issued by a major money-center bank, are due September 30, 2009 and are extendable in additional five-year increments up to September 30, 2029, at the option of the note holder. Additional acres of such timberland and related equipment were sold to other buyers prior to September 30, 1999 for $66 million in cash. The closure of the pulp mill combined with the sale of the related timberlands resulted in a pretax gain of $153.3 million, which is recorded in other
(income) expense, net. The after-tax effect of the transaction was a gain of $95.7 million, or $.18 per share.

     In November 1999, the Joshua Notes were transferred for cash to a noncontrolled special purpose entity ("SPE") in which the Corporation has a minority voting interest. The transfer of the Joshua Notes, which was accounted for as a sale, resulted in no gain or loss to the Corporation. The SPE is accounted for as an equity investment by the Corporation.

     In connection with the pulp mill closure, and as permitted by the terms of the governing contract, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of the Corporation's intent to terminate MESC's long-term contract for power, steam and liquor processing services with respect to the Mobile pulp mill. The resulting termination penalty of $24.3 million, which comprised six months of adjusted demand payments under the contract, was charged to cost of products sold in the second quarter of 1998. On January 14, 1999, MESC and Mobile Energy Services Holdings, Inc. (the "debtors") filed an action against the Corporation claiming unspecified damages in connection with the cancellation of the contract.

     On December 31, 1999, a joint motion of the debtors and the MESC bondholders' steering committee (the "Motion") was filed with the U.S. Bankruptcy Court seeking approval of a settlement and compromise of claims against the Corporation arising from the closure of the Mobile pulp mill and termination of the pulp mill's energy services agreement. The Motion, which was granted by the U.S. Bankruptcy Court by order dated January 24, 2000, outlines the terms of settlement for various litigation matters between the Corporation and MESC. Under the proposed settlement, the Corporation agreed to pay MESC at closing approximately $30 million, subject to certain adjustments. Closing of the settlement would be subject to, among other conditions, MESC filing a plan of reorganization from bankruptcy and the ultimate approval of that plan by the U.S. Bankruptcy Court. The approximate $30 million payment, which will be accrued when appropriate, is in addition to $24.3 million previously accrued by the Corporation. In addition, the proposed settlement provides MESC with an option to purchase the Mobile pulp mill at a nominal price; a settlement of all pending litigation and arbitration between the Corporation and MESC; mutual releases by the Corporation, MESC and its affiliate (the Southern Company and affiliates), and the representatives of the MESC bondholders; and an agreement by MESC to terminate the existing tissue mill energy services agreement and to provide the Mobile tissue mill energy at market rates.

     The outcome of the MESC litigation and settlement matters is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

K-C  Aviation  Inc.
-------------------

     In August 1998, the Corporation completed the sale of its subsidiary, K-C Aviation Inc. ("KCA"), for $250 million in cash. The sale resulted in a pretax gain of $140.0 million, which is included in other (income) expense, net. The transaction resulted in an after-tax gain of $78.3 million, or $.14 per share.

Assets  Held  for  Sale
-----------------------

     During 1999, 1998 and 1997, in accordance with SFAS 121, depreciation was suspended on certain timberlands assets, pulp producing facilities and depreciable property that were held for disposal or disposed of. Depreciation for these facilities would have been $5.5 million in 1999, $12.6 million in 1998 and $47.3 million in 1997. The suspended depreciation in 1999 relates to the sale of the Southeast Timberlands, which was completed in September 1999. The lower amount of suspended depreciation in 1998 versus 1997 was a result of the sale of Coosa in March 1997, the sale of SPL in June 1997 and the reclassification of the New Glasgow, Nova Scotia and the Terrace Bay, Ontario pulp manufacturing facilities from assets held for sale to property, plant and equipment used in operations during 1998.

NOTE  13.    CONTINGENCIES  AND  LEGAL  MATTERS

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

     In February 2000, the State of Florida is expected to agree to dismiss its complaint with prejudice pursuant to a settlement with defendants. With respect to the remaining actions, the Corporation has answered the complaints in these actions and has denied the allegations contained therein as well as any liability. The Corporation intends to contest these claims vigorously. These actions are not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

     The Corporation also is subject to routine litigation from time to time, which, individually or in the aggregate, is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

ENVIRONMENTAL  MATTERS

     The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute, at a number of waste disposal sites, none of which, individually, or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

NOTE  14.      UNAUDITED  QUARTERLY  DATA

                                                   1999                                          1998
(Millions of dollars,          -------------------------------------------   -------------------------------------------
except  per  share amounts)    Fourth(a)   Third(b)   Second(c)   First(d)   Fourth(e)   Third(f)   Second(g)   First(h)
---------------------------    ---------   --------   ---------   --------   ---------   --------   ---------   --------



Net sales. . . . . . . . . . . $3,425.5    $3,307.5   $3,148.6    $3,125.2   $3,108.2     $3,099.7  $3,041.3    $3,048.6
Gross profit . . . . . . . . .  1,409.0     1,345.9    1,297.0     1,273.3    1,192.3      1,166.6   1,126.1     1,112.6
Operating profit . . . . . . .    602.5       719.0      569.3       544.6      384.1        530.6     400.1       382.9
Income before cumulative
  effect of accounting
  change . . . . . . . . . . .    424.0       478.4      391.1       374.6      266.7        326.8     262.9       257.9
  Per share basis:
    Basic. . . . . . . . . . .      .78         .90        .73         .70        .49          .60       .47         .46
    Diluted. . . . . . . . . .      .77         .89        .73         .69        .49          .59       .47         .46
Net income . . . . . . . . . .    424.0       478.4      391.1       374.6      266.7        326.8     262.9       246.7
  Per share basis:
    Basic. . . . . . . . . . .      .78         .90        .73         .70        .49          .60       .47         .44
    Diluted. . . . . . . . . .      .77         .89        .73         .69        .49          .59       .47         .44
Cash dividends declared
  per share. . . . . . . . . .      .26         .26        .26         .26        .25          .25       .25         .25
Market price per share:
  High . . . . . . . . . . . .    69.56       62.19      64.06       54.88      54.94        49.44     52.44       59.44
  Low. . . . . . . . . . . . .    50.81       52.13      48.00       44.81      39.44        35.88     44.44       46.75
  Close. . . . . . . . . . . .    65.44       52.75      57.00       47.94      54.50        40.50     45.88       50.13


(a)  Included  in  the  fourth  quarter  1999 are the following items:

                                                                                            Basic  and
                                                                                            Diluted
                                                             Gross    Operating   Net       Net Income
     (Millions  of  dollars,  except  per  share  amounts)   Profit    Profit     Income     per Share
     -----------------------------------------------------------------------------------------------------


  Charges for business improvement and other programs . .   $ 8.5      $(.2)      $2.4
  Business integration and other costs. . . . . . . . . .     1.8       9.2        6.1
                                                            -----      -----       ----

    Total . . . . . . . . . . . . . . . . . . . . . . . .   $10.3      $9.0       $8.5       $.02
                                                            =====      =====      ====       ====


(b)  Included  in  the  third  quarter  1999  are the following items:

                                                                                            Basic  and
                                                                                            Diluted
                                                             Gross    Operating   Net       Net Income
     (Millions  of  dollars,  except  per  share  amounts)   Profit    Profit     Income     per Share
     -----------------------------------------------------------------------------------------------------

  Charges for business improvement and other programs . .   $36.2      $  19.4    $ 13.4
  Business integration and other costs. . . . . . . . . .     9.4         13.4       8.4
  Gain on asset disposal. . . . . . . . . . . . . . . . .       -       (153.3)    (95.7)
                                                            -----      --------   -------

    Total . . . . . . . . . . . . . . . . . . . . . . . .   $45.6      $(120.5)   $(73.9)    $(.14)
                                                            =====      ========   =======    ======

(c)  Included  in  the  second  quarter  1999 are the following items:

                                                                                            Basic  and
                                                                                            Diluted
                                                             Gross    Operating   Net       Net Income
     (Millions  of  dollars,  except  per  share  amounts)   Profit    Profit     Income     per Share
     -----------------------------------------------------------------------------------------------------

  Charges for business improvement and other programs . .   $ 5.8      $  5.8     $  4.4
  Mobile pulp mill fees and related severances. . . . . .     9.0         9.0        5.6
  Gains on asset disposals. . . . . . . . . . . . . . . .       -       (23.4)     (16.6)
                                                            -----      -------    -------

    Total . . . . . . . . . . . . . . . . . . . . . . . .   $14.8      $ (8.6)    $ (6.6)    $(.01)
                                                            =====      =======    =======    ======


(d) Gross profit, operating profit, net income and basic and diluted net income per share includes $18.5 million, $22.8 million, $15.4 million and $.03, respectively, related to the charges for business improvement and other programs.

(e) Gross profit, operating profit, net income and basic and diluted net income per share includes $69.8 million, $151.9 million, $106.8 million and $.20, respectively, related to the charges for business improvement and other programs.

(f)  Included  in  the  third  quarter  1998  are the following items:

                                                                                            Basic  and
                                                                                            Diluted
                                                             Gross    Operating   Net       Net Income
     (Millions  of  dollars,  except  per  share  amounts)   Profit    Profit     Income     per Share
     -----------------------------------------------------------------------------------------------------

  Charges for business improvement and other programs . .   $28.1      $ 100.2    $ 77.4
  Mobile pulp mill fees and related severances. . . . . .    18.0         18.0      11.0
  Gain on asset disposal. . . . . . . . . . . . . . . . .       -       (140.0)    (78.3)
                                                            -----      --------   -------

    Total . . . . . . . . . . . . . . . . . . . . . . . .   $46.1      $ (21.8)   $ 10.1     $.03
                                                            =====      ========   =======    ====


  Basic and diluted net income per share include a loss of $.01 per share related to the change in the value of the Mexican peso.

(g)  Included  in  the  second  quarter  1998 are the following items:

                                                                                            Basic  and
                                                                                            Diluted
                                                             Gross    Operating   Net       Net Income
     (Millions  of  dollars,  except  per  share  amounts)   Profit    Profit     Income     per Share
     -----------------------------------------------------------------------------------------------------

  Charges for business improvement and other programs . .   $45.3      $53.9      $45.7
  Mobile pulp mill fees and related severances. . . . . .    24.3       24.3       14.9
                                                            -----      -----      -----

    Total . . . . . . . . . . . . . . . . . . . . . . . .   $69.6      $78.2      $60.6      $.11
                                                            =====      =====      =====      ====


(h) Gross profit, operating profit, net income and basic and diluted net income per share includes $48.4 million, $71.8 million, $46.9 million and $.08, respectively, related to the charges for business improvement
     and other programs.   Basic and diluted net income per share also include
     a loss of $.01 per share related to the change in the value of the Mexican peso.

NOTE  15.      SUPPLEMENTAL  DATA  (Millions  of  dollars)

SUPPLEMENTAL  BALANCE  SHEET  DATA


                                                               December 31
                                                           -------------------
Summary  of  Accounts  Receivable                          1999           1998
---------------------------------                          -------------------

Accounts  Receivable:
  From customers . . . . . . . . . . . . . . . . . . . . .  $1,492.3   $1,396.0
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .     179.9      136.5
  Less allowance for doubtful accounts and sales discounts     (71.6)     (67.3)
                                                            ---------  ---------

      Total. . . . . . . . . . . . . . . . . . . . . . . .  $1,600.6   $1,465.2
                                                            =========  =========


     Accounts  receivable  are carried at amounts that approximate fair value.

     Long-term notes receivable carried at $220 million have a fair value of approximately $212 million.

                                                               December 31
                                                           -------------------
Summary  of  Inventories                                   1999           1998
------------------------                                   -------------------

Inventories  by  Major  Class:
     At the lower of cost on the First-In,
        First-Out (FIFO) method, weighted-
        average cost method or market:
    Raw materials . . . . . . . . . . . . . . . . . . . .  $  342.3   $  355.4
    Work in process . . . . . . . . . . . . . . . . . . .     171.2      164.2
    Finished goods. . . . . . . . . . . . . . . . . . . .     713.4      751.3
    Supplies and other. . . . . . . . . . . . . . . . . .     215.4      195.5
                                                           ---------  ---------
                                                            1,442.3    1,466.4

    Excess of FIFO cost over Last-In, First-Out (LIFO) cost  (202.4)    (182.6)
                                                           ---------  ---------

      Total . . . . . . . . . . . . . . . . . . . . . . .  $1,239.9   $1,283.8
                                                           =========  =========


     Total inventories include $399.2 million and $490.2 million of inventories valued on the LIFO method at December 31, 1999 and 1998, respectively.

                                                               December 31
                                                           -------------------
Summary  of  Accrued  Expenses                             1999           1998
------------------------------                             -------------------

Accruals for the 1998 and 1997 Plans. . . . . . . . . .   $   24.5    $  129.8
Accrued advertising and promotion expense . . . . . . .      277.8       272.6
Accrued salaries and wages. . . . . . . . . . . . . . .      392.8       335.0
Other accrued expenses. . . . . . . . . . . . . . . . .      617.0       681.7
                                                          --------    --------

      Total accrued expenses. . . . . . . . . . . . . .   $1,312.1    $1,419.1
                                                           ========   ========


SUPPLEMENTAL  CASH  FLOW  STATEMENT  DATA

                                                            Year Ended December 31
                                                         ----------------------------
Summary of Cash Flow Effects of (Increase) Decrease in
Operating  Working  Capital(a)                            1999       1998      1997
------------------------------                           ----------------------------


Accounts receivable . . . . . . . . . . . . . . . . . .  $ (10.3)  $  87.5   $  13.4
Inventories . . . . . . . . . . . . . . . . . . . . . .    111.2       (.4)    (43.7)
Prepaid expenses. . . . . . . . . . . . . . . . . . . .     22.4      14.2     (13.6)
Trade accounts payable. . . . . . . . . . . . . . . . .     41.1    (101.2)    (89.0)
Other payables. . . . . . . . . . . . . . . . . . . . .    (98.4)     41.0      27.9
Accrued expenses. . . . . . . . . . . . . . . . . . . .   (147.3)   (116.3)   (294.7)
Accrued income taxes. . . . . . . . . . . . . . . . . .     34.9     130.8    (151.9)
Currency rate changes . . . . . . . . . . . . . . . . .    (20.7)      8.0     (36.8)
                                                         --------  --------  --------

(Increase) decrease in operating working capital. . . .  $ (67.1)  $  63.6   $(588.4)
                                                         ========  ========  ========


(a)  Excludes the effects of acquisitions, dispositions and the business
     improvement  and  other  programs    discussed  in  Note 2 to the
     Consolidated Financial  Statements.

                                                             Year Ended December 31
                                                           ----------------------------
Other  Cash  Flow  Data                                      1999       1998      1997
-----------------------                                    ----------------------------



Reconciliation of changes in cash and cash equivalents:
  Balance, January 1. . . . . . . . . . . . . . . . . . .  $144.0     $ 90.8    $ 83.2
  Increase. . . . . . . . . . . . . . . . . . . . . . . .   178.8       53.2       7.6
                                                           ------     ------   -------

  Balance, December 31. . . . . . . . . . . . . . . . . .  $322.8     $144.0    $ 90.8
                                                           ======     ======    =======

Interest paid . . . . . . . . . . . . . . . . . . . . . .  $227.1     $192.1    $173.6
Income taxes paid . . . . . . . . . . . . . . . . . . . .   557.8      368.6     557.3
Increase (decrease) in cash and cash equivalents due to
  currency rate changes . . . . . . . . . . . . . . . . .      .1        2.4     (17.4)


                                                             Year Ended December 31
                                                           ----------------------------
Interest  Expense                                            1999       1998      1997
-----------------                                          ----------------------------

Gross interest cost. . . . . . . . . . . . . . . . . . . . $226.0     $211.1    $181.8
Capitalized interest on major construction projects. . . .  (12.9)     (12.4)    (17.0)
                                                           -------    -------   -------

Interest expense . . . . . . . . . . . . . . . . . . . . . $213.1     $198.7    $164.8
                                                          =======    =======   =======

NOTE  16.      BUSINESS  SEGMENT  AND  GEOGRAPHIC  DATA  INFORMATION

     The Corporation is organized into three global business segments as follows:

- The Tissue segment manufactures and markets facial and bathroom tissue, paper towels and wipers for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants; feminine and incontinence care products; and related products.

- The Health Care and Other segment manufactures and markets health care products such as surgical packs and gowns, sterilization wraps and disposable face masks; disposable medical devices for respiratory care, gastroenterology and cardiology; specialty and technical papers and related products; and other products.

     Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:


CONSOLIDATED  OPERATIONS  BY  BUSINESS  SEGMENT

                                       Net Sales                    Operating Profit
                         ----------------------------------  ------------------------------
(Millions of dollars)       1999         1998       1997       1999(a)   1998(a)    1997(a)
-------------------------------------------------------------------------------------------


Tissue. . . . . . . . . .$ 6,968.8   $ 6,733.1   $ 7,210.2   $1,114.1  $  921.3  $  704.3
Personal Care . . . . . .  5,138.1     4,596.5     4,510.7    1,092.8     588.7     737.8
Health Care and Other . .    936.4     1,001.5       863.6      154.3     161.2     135.1
                         ----------  ----------  ----------  --------  --------  ---------
Combined. . . . . . . . . 13,043.3    12,331.1    12,584.5    2,361.2   1,671.2   1,577.2
Intersegment sales. . . .    (36.5)      (33.3)      (37.9)         -         -         -
Unallocated items - net .        -           -           -       74.2      26.5     (91.1)
                         ----------  ----------  ----------  --------  --------  ---------

Consolidated. . . . . . .$13,006.8   $12,297.8   $12,546.6   $2,435.4  $1,697.7  $1,486.1
                         =========   =========   =========   ========  ========  ========



                                   Assets                   Depreciation          Capital Spending
                       ------------------------------  ----------------------  ----------------------
(Millions  of  dollars)   1999      1998       1997     1999    1998    1997    1999    1998    1997
-----------------------------------------------------------------------------------------------------


Tissue. . . . . . . . $ 6,096.6  $ 5,870.8  $ 5,885.0  $359.6  $341.5  $303.3  $482.2  $345.6  $563.5
Personal Care . . . .   3,234.8    3,138.7    3,154.2   195.8   220.0   198.7   260.7   290.4   326.6
Health Care
  and Other . . . . .   1,679.0      951.1    1,005.6    29.8    31.8    24.7    43.0    31.2    44.9
                      ---------  ---------  ---------  ------  ------  ------  ------  ------  ------
Combined. . . . . . .  11,010.4    9,960.6   10,044.8   585.2   593.3   526.7   785.9   667.2   935.0
Unallocated(b)
  assets. . . . . . .   1,805.1    1,727.2    1,372.3     1.0     1.2     1.8      .5     2.3     9.3
                      ---------  ---------  ---------  ------  ------  ------  ------  ------  ------

Consolidated. . . . . $12,815.5  $11,687.8  $11,417.1  $586.2  $594.5  $528.5  $786.4  $669.5  $944.3
                      =========  =========  =========  ======  ======  ======  ======  ======  ======

 (a) Included in Business Segment operating profit are the following unusual items:

                                                                        1999
                                               ----------------------------------------------------------------
                                                             Personal    Health  Care
     (Millions  of  dollars)                   Tissue        Care        and Other       Unallocated    Total
     -----------------------                   ----------------------------------------------------------------


  Charges  for  business  improvement
    and other programs. . . . . . . . . . . . . $31.8        $16.3        $1.4           $  (1.7)       $  47.8
  Business integration and others costs . . . .  16.4            -         6.2                 -           22.6
  Mobile pulp mill fees and related severances.   9.0            -           -                 -            9.0
  Gains on asset disposals. . . . . . . . . . .     -            -           -            (176.7)        (176.7)
                                                -----        -----        ----           -------        -------

    Total. . . . . . . . . . . . . . . . . . .  $57.2        $16.3        $7.6           $(178.4)       $ (97.3)
                                                =====        =====        ====           ========       ========



                                                                        1998
                                               ----------------------------------------------------------------
                                                             Personal    Health  Care
     (Millions  of  dollars)                   Tissue        Care        and Other       Unallocated    Total
     -----------------------                   ----------------------------------------------------------------

  Charges  for  business  improvement
    and other programs . . . . . . . . . . . .  $172.1       $196.6       $12.5          $  (3.4)       $377.8
  Mobile pulp mill fees and related severances    42.3            -           -                -          42.3
  Gain on asset disposal . . . . . . . . . . .       -            -           -           (140.0)       (140.0)
                                                ------       ------       -----          --------       -------

    Total. . . . . . . . . . . . . . . . . . .  $214.4       $196.6       $12.5          $(143.4)       $280.1
                                                ======       ======       =====          ========       ======


                                                                      1997
                                               ----------------------------------------------------------------
                                                             Personal    Health  Care
     (Millions  of  dollars)                   Tissue        Care        and Other       Unallocated    Total
     -----------------------                   ----------------------------------------------------------------


  Charges  for  business  improvement
    and other programs. . . . . . . . . . . .   $384.9       $74.7        $8.4           $ 10.3         $478.3
  Gain on asset disposal. . . . . . . . . . .        -           -           -            (26.5)         (26.5)
                                                ------       -----        ----           -------        -------

    Total . . . . . . . . . . . . . . . . . .   $384.9       $74.7        $8.4           $(16.2)        $451.8
                                                ======       =====        ====           =======        ======


(b) Assets include investments in equity companies of $863.1 million, $813.1 million and $567.7 million in 1999, 1998 and 1997, respectively.

CONSOLIDATED  OPERATIONS  BY  GEOGRAPHIC  AREA


                                              Net Sales                    Operating Profit
                                    ------------------------------   -----------------------------
(Millions  of  dollars)             1999         1998      1997       1999(a)   1998(a)    1997(a)
---------------------------      ---------   ---------   ---------   --------  --------   --------

United States . . . . . . . . .  $ 8,392.5   $ 7,992.8   $ 7,854.3   $1,821.9  $1,407.2   $1,362.8
Canada. . . . . . . . . . . . .      843.4       785.1     1,052.5      105.3     112.7      151.9
Intergeographic items(b). . . .     (507.4)     (408.9)     (397.2)         -         -          -
                                 ---------   ---------   ---------   --------  --------   ---------

North America . . . . . . . . .    8,728.5     8,369.0     8,509.6    1,927.2   1,519.9    1,514.7
Europe. . . . . . . . . . . . .    2,544.7     2,471.2     2,548.1      183.3     (39.7)     (76.1)
Asia, Latin America and Africa.    2,084.6     1,766.2     1,837.9      250.7     191.0      138.6
                                 ---------   ---------   ---------   --------  --------   ---------

Combined. . . . . . . . . . . .   13,357.8    12,606.4    12,895.6    2,361.2   1,671.2    1,577.2
Intergeographic items . . . . .     (351.0)     (308.6)     (349.0)         -         -          -
Unallocated items - net . . . .          -           -           -       74.2      26.5      (91.1)
                                 ---------   ---------   ---------   --------  --------   ---------

Consolidated. . . . . . . . . .  $13,006.8   $12,297.8   $12,546.6   $2,435.4  $1,697.7   $1,486.1
                                 =========   =========   =========   ========  ========   ========


                                               Assets
                                               ------
(Millions  of  dollars)              1999       1998         1997
-----------------------          ----------------------------------


United States . . . . . . . . .  $ 6,363.1   $ 5,807.4   $ 5,901.0
Canada. . . . . . . . . . . . .      497.5       470.0       547.5
Intergeographic items . . . . .      (79.0)      (52.6)      (65.4)
                                 ----------  ----------  ----------

North America . . . . . . . . .    6,781.6     6,224.8     6,383.1
Europe. . . . . . . . . . . . .    2,404.1     2,133.2     2,279.9
Asia, Latin America and Africa.    1,960.7     1,714.9     1,524.6
                                 ----------  ----------  ----------

Combined. . . . . . . . . . . .   11,146.4    10,072.9    10,187.6
Intergeographic items . . . . .     (136.0)     (112.3)     (142.8)
Unallocated items - net(c). . .    1,805.1     1,727.2     1,372.3
                                 ----------  ----------  ----------

Consolidated. . . . . . . . . .  $12,815.5   $11,687.8   $11,417.1
                                 ==========  ==========  ==========


Note: The Corporation has reclassified the results of its Puerto Rican operations to Latin America from the United States.

(a) Included in geographic operating profit are the following unusual items:


                                                                        1999
                                       -------------------------------------------------------------------------
                                                                             Asia,
                                                                         Latin  America
     (Millions  of  dollars)              U.S.     Canada     Europe       and Africa    Unallocated    Total
     -----------------------           -------------------------------------------------------------------------

  Charges  for  business  improvement
    and other programs. . . . . . . .  $20.5       $5.6       $31.3         $(7.9)       $  (1.7)       $  47.8
  Business integration and other
    costs . . . . . . . . . . . . . .   17.4          -         5.2             -              -           22.6
  Mobile pulp mill fees and related
    severances. . . . . . . . . . . .    9.0          -           -             -              -            9.0
  Gains on asset disposals. . . . . .      -          -           -             -         (176.7)        (176.7)
                                       -----       ----       -----         ------        -------        -------
    Total . . . . . . . . . . . . . .  $46.9       $5.6       $36.5         $(7.9)       $(178.4)       $ (97.3)
                                       =====       ====       =====         ======        =======        =======



                                                                        1998
                                       -------------------------------------------------------------------------
                                                                             Asia,
                                                                         Latin  America
     (Millions  of  dollars)              U.S.     Canada     Europe       and Africa    Unallocated    Total
     -----------------------           -------------------------------------------------------------------------

  Charges for business improvement
    and other programs . . . . . . . .   $213.9      $(7.9)     $162.8        $12.4        $  (3.4)       $ 377.8
  Mobile pulp mill fees and related
    severances . . . . . . . . . . . .     42.3          -           -            -              -           42.3
  Gain on asset disposal . . . . . . .        -          -           -            -         (140.0)        (140.0)
                                         ------      ------     ------        -----        --------       --------
    Total. . . . . . . . . . . . . . .   $256.2      $(7.9)     $162.8        $12.4        $(143.4)       $(280.1)
                                         ======      ======     ======        =====        ========       ========


                                                                        1997
                                       -------------------------------------------------------------------------
                                                                             Asia,
                                                                         Latin  America
     (Millions  of  dollars)              U.S.     Canada     Europe       and Africa    Unallocated    Total
     -----------------------           -------------------------------------------------------------------------

  Charges for business improvement
    and other programs . . . . . . . .   $190.3      $2.7       $204.8        $70.2        $ 10.3         $ 478.3
  Gain on asset disposal . . . . . . .        -         -            -            -         (26.5)          (26.5)
                                         ------      ----       ------        -----        -------         -------
    Total. . . . . . . . . . . . . . .   $190.3      $2.7       $204.8        $70.2        $(16.2)        $ 451.8
                                         ======      ====       ======        =====        =======        =======






(b) Net sales include $287.6 million, $255.9 million and $246.0 million by operations in Canada to the U.S. in 1999, 1998 and 1997, respectively.

(c) Assets include investments in equity companies of $863.1 million, $813.1 million and $567.7 million in 1999, 1998 and 1997, respectively.

EQUITY  COMPANIES'  DATA  BY  GEOGRAPHIC  AREA


                                                                                          Kimberly-
                                                                                          Clark's
                                                                                          Share
                                      Net         Gross        Operating       Net         of Net
(Millions of dollars)                Sales        Profit        Profit       Income        Income
---------------------               --------     ---------     ---------     --------     --------

For  the  year  ended:
 December 31, 1999
    Latin America(a). . . . . . . . $1,611.6      $638.9       $477.7        $334.1       $154.0
    Asia, Australia and Middle East    714.0       263.1         98.6          73.4         35.6
                                    --------      ------       ------        ------       ------

        Total. . . . . . . . . . .  $2,325.6      $902.0       $576.3        $407.5       $189.6
                                    ========      ======       ======        ======       ======

For the year ended:
  December 31, 1998
    Latin America(b). . . . . . . . $1,606.8      $574.4       $344.5        $245.5       $113.5
    Asia, Australia and Middle East    666.9       236.6         81.8          49.1         23.6
                                    --------      ------       ------        ------       ------

        Total . . . . . . . . . . . $2,273.7      $811.0       $426.3        $294.6       $137.1
                                    ========      ======       ======        ======       ======

For the year ended:
  December 31, 1997
    Latin America(c). . . . . . . . $1,464.3      $528.6       $444.2        $283.1       $130.8
    Asia, Australia and Middle East    698.1       253.6         93.7          55.0         26.5
                                    --------      ------       ------        ------       ------

        Total. . . . . . . . . . .  $2,162.4      $782.2       $537.9        $338.1       $157.3
                                    ========      ======       ======        ======       ======


(a) As of January 1, 1999, the Corporation consolidated Colombiana Kimberly Colpapel S.A., its Colombian affiliate, in which the Corporation made an additional investment in late 1998 to gain majority ownership of certain equity affiliates.

(b) Operating profit, net income and Kimberly-Clark's share of net income includes a loss of $38.9 million, $19.8 million and $9.2 million, respectively, related to the change in the value of the Mexican peso. In May 1998, the Corporation acquired 50 percent of Klabin Tissue, S.A., the leading tissue manufacturer in Brazil.

(c) Operating profit, net income and Kimberly-Clark's share of net income includes a gain of $73.0 million, $36.0 million and $16.3 million, primarily related to the sale of a portion of the tissue business of KCM. Additionally, operating profit, net income and Kimberly-Clark's share of net income includes $6.7 million, $4.4 million and $2.2 million, respectively, related to the 1997 Plan.



                                                 Non-                  Non-         Stock-
                                   Current      Current     Current    Current      holders'
(Millions  of  dollars)              Assets     Assets    Liabilities  Liabilities   Equity
-----------------------          ------------------------------------------------------------

December 31, 1999
  Latin America . . . . . . . . .  $  860.6    $1,076.4     $428.8      $400.9       $1,107.3
  Asia, Australia and Middle East     254.0       391.7      143.3       194.1          308.3
                                   --------    --------     ------      ------       --------

      Total . . . . . . . . . . .  $1,114.6    $1,468.1     $572.1      $595.0       $1,415.6
                                   ========    ========     ======      ======       ========

December 31, 1998
  Latin America . . . . . . . . .  $  785.5    $1,170.7     $575.0      $154.0       $1,227.2
  Asia, Australia and Middle East     239.2       359.1      129.5       173.8          295.1
                                   --------    --------     ------      ------       --------

      Total . . . . . . . . . . .  $1,024.7    $1,529.8     $704.5      $327.8       $1,522.3
                                   ========    ========     ======      ======       ========

December 31, 1997
  Latin America . . . . . . . . .  $  752.8    $  624.6     $336.0      $278.4       $  763.0
  Asia, Australia and Middle East     226.8       386.9      128.0       185.5          300.2
                                   --------    --------     ------      ------       --------

      Total . . . . . . . . . . .  $  979.6    $1,011.5     $464.0      $463.9       $1,063.2
                                   ========    ========     ======      ======       ========


     Equity companies are principally engaged in operations in the Tissue and Personal Care businesses.

     KCM is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 1999, the Corporation's investment in this equity company was $448.0 million, and the estimated fair value of the investment was $2.4 billion based on the market price of publicly traded shares.

INDEPENDENT  AUDITORS'  REPORT
Kimberly-Clark  Corporation  and  Subsidiaries

Kimberly-Clark  Corporation,  Its  Directors  and  Stockholders:

     We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
-----------------------------
Deloitte  &  Touche  LLP
Dallas,  Texas
January  24,  2000

AUDIT  COMMITTEE  CHAIRMAN'S  LETTER
Kimberly-Clark  Corporation  and  Subsidiaries

     The  members  of  the  Audit  Committee  are  selected  by  the  board of
directors.    The  committee  consists  of four outside directors and met five times  during  1999.

     The Audit Committee oversees the financial reporting process on behalf of the board of directors. As part of that responsibility, the committee recommends to the board of directors, subject to stockholder approval, the selection of the Corporation's independent auditor. The Audit Committee discusses the overall scope and specific plans for annual audits with the Corporation's internal auditors and Deloitte & Touche LLP. The committee also discusses the Corporation's annual consolidated financial statements and the adequacy of its internal controls. The committee meets regularly with the internal auditors and with Deloitte & Touche LLP, with and without management present, to discuss the results of their audits, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. The meetings also are designed to facilitate any private communication with the committee desired by the internal auditors or independent auditor.



/s/ Paul J. Collins
-------------------------------
Paul  J.  Collins
Chairman,  Audit  Committee
January  24,  2000

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

     The Corporation also has adopted a code of conduct that, among other things, contains policies for conducting business affairs in a lawful and ethical manner everyplace in which it does business, for avoiding potential conflicts of interest and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

     The consolidated financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP. During their audits, independent auditors were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders and the board of directors and all committees of the board. Management believes that all representations made to the independent auditors during their audits were valid and appropriate.

     During the audits conducted by both the independent auditors and the internal audit function, management received recommendations to strengthen or modify internal controls in response to developments and changes. Management has adopted, or is in the process of adopting, all recommendations that are cost effective.

     The Corporation has assessed its internal control system as of December 31, 1999, in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1999, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.




/s/ Wayne R. Sanders        /s/ Thomas J. Falk        /s/ John W. Donehower
-------------------------   -----------------------   -------------------------
Wayne R. Sanders            Thomas J. Falk            John W. Donehower
Chairman of the Board and   President and             Senior Vice President and
Chief  Executive  Officer   Chief Operating Officer   Chief Financial Officer

January  24,  2000

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

     BankBoston  N.A.
     c/o  EquiServe  L.P.
     P.O.  Box  8040
     Boston,  Massachusetts    02266-8040
     Telephone:    800-730-4001
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

ANNUAL  MEETING  OF  STOCKHOLDERS

The Annual Meeting of Stockholders will be held at the Corporation's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 13, 2000.

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

SEC  FORM  10-K  AND  OTHER  INFORMATION/COMPANY  WEB  SITE

Stockholders and others will find the Company's financial information, press releases and other information on the Company's web site at www.kimberly-clark.com. There is a direct link from the web site to the Securities and Exchange Commission (SEC) filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1521 to obtain  a  hard  copy  of  these  reports,  without  charge.

EMPLOYEES  AND  STOCKHOLDERS

In its worldwide consolidated operations, Kimberly-Clark had 54,800 employees as of December 31, 1999. Equity companies had an additional 12,700 employees. The Corporation had 52,332 stockholders of record and 540.6 million shares of common stock outstanding as of the same date.

TRADEMARKS

The brand names mentioned in this report - Andrex, Classic Crest, Cottonelle, Depend, DryNites, Environment, GoodNites, Hakle, Huggies, Kimberly-Clark, Kimwipes, Kleenex, Kotex, Little Swimmers, Neve, Poise, Pull-Ups, Scott, Tecnol, UV Ultra and WypAll - are trademarks of Kimberly-Clark Corporation or its affiliates.