Form 10-K, Exhibit 13
period 2000-12-31
KIMBERLY CLARK CORP
filed 2001-03-23
CIK 55785

Exhibit No. (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS
Kimberly-Clark Corporation and Subsidiaries

GLOBAL BUSINESS SEGMENTS

     The Corporation is organized into three global business segments. The major products manufactured and marketed by each of the Corporation's business segments are as follows:

- Tissue - facial and bathroom tissue, paper towels, wipers and napkins for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products. Products in this segment are sold under the Kleenex, Scott, Kimberly-Clark, Kleenex Cottonelle, Kleenex Viva, Huggies, Kimwipes, WypAll, Surpass and other brand names.

- Personal Care - disposable diapers,training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

- Health Care and Other - health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Safeskin, Tecnol, Ballard and other brand names.

BUSINESS IMPROVEMENT AND OTHER PROGRAMS

     The Corporation announced business improvement programs in 1998 and 1997 to address its ongoing competitiveness and improve its operating efficiency and cost structure. A summary of these programs together with cost and other information is presented below.

1998 Plan

     In the fourth quarter of 1998, the Corporation announced a facilities consolidation plan (the "1998 Plan") to, among other things, further align tissue manufacturing capacity with demand in Europe, close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand, write down certain excess feminine care production equipment in North America and reduce the Corporation's workforce by approximately 830 employees. Costs for the 1998 Plan of $18.2 million, $42.6 million and $49.1 million were recorded in 2000, 1999 and 1998, respectively. The year 2000 costs are composed primarily of certain severance costs and charges for accelerated depreciation for the Corporation's Larkfield, U.K. tissue manufacturing facility that remained in use until it was shut down in October 2000. Through
December 31, 2000, the Corporation had notified and subsequently terminated 814 employees. The costs of this workforce reduction were charged to earnings in the period in which such employee severance benefits were appropriately communicated.

1997 Plan

     On November 21, 1997, the Corporation announced a restructuring plan (the "1997 Plan"). The plan, among other things, resulted in the sale, closure or downsizing of 16 manufacturing facilities worldwide and a workforce reduction of approximately 3,740 employees. In 1998, the Corporation determined that its Villanovetta, Italy tissue manufacturing facility was an impaired asset because its cash flows from use and disposal were insufficient to cover the carrying amount of the asset. In 1998, other less significant modifications were made to the 1997 Plan, the largest of which was a charge for losses on European feminine care equipment removed from service. Costs for the 1997 Plan of $250.8 million were recorded in 1998 at the time costs became accruable under appropriate accounting principles. Included in such costs was an asset impairment charge for the Villanovetta facility of $26.8 million, losses on the European feminine care equipment of $12.1 million and accelerated depreciation related to assets that were to be disposed of but which continued to be operated during 1998. In 1999, the Corporation recorded a net credit of $16.7 million, which was composed of accelerated depreciation expense of $23.7 million, reductions in accrued costs of $31.9 million and lower asset write-offs and higher sales proceeds totaling $8.5 million, due to changes in estimates.

     Charges (credits) under these two plans for the three years ended December 31, 2000 are summarized below:

                                                                   Amounts Charged to Earnings
                                                                   ---------------------------
(Millions of dollars)                                               2000      1999       1998
----------------------------------------------------------------------------------------------



Workforce severance . . . . . . . . . . . . . . . . . . . . . . .  $ 5.5     $ 11.2     $ 64.3
Write-downs of property, plant and equipment and other assets . .      -      (11.5)      91.4
Contract settlements,lease terminations and other costs . . . . .      -      (27.1)      31.3
Asset impairments . . . . . . . . . . . . . . . . . . . . . . . .      -          -       31.3
Accelerated depreciation. . . . . . . . . . . . . . . . . . . . .   12.7       53.3       81.6
                                                                   -----     ------     ------

     Total pretax charge  . . . . . . . . . . . . . . . . . . . .  $18.2     $ 25.9     $299.9
                                                                   =====     ======     ======

Income statement classification:
  Cost of products sold . . . . . . . . . . . . . . . . . . . . .  $18.2     $ 52.9     $183.1
  Restructuring and other unusual charges . . . . . . . . . . . .      -      (27.0)     116.8
                                                                   -----     ------     ------

     Total pretax charge  . . . . . . . . . . . . . . . . . . . .  $18.2     $ 25.9     $299.9
                                                                   =====     ======     ======


  The effects of these two plans were included in operating profit by business segment and geography as follows:

                                                                     Year Ended December 31
                                                                   --------------------------
(Millions of dollars)                                               2000      1999       1998
---------------------------------------------------------------------------------------------



By Business Segment
  Tissue. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $17.1     $19.9      $164.2
  Personal Care . . . . . . . . . . . . . . . . . . . . . . . . .    1.1      13.4       121.8
  Health Care . . . . . . . . . . . . . . . . . . . . . . . . . .      -      (1.3)       13.2
  Unallocated . . . . . . . . . . . . . . . . . . . . . . . . . .      -      (6.1)         .7
                                                                   -----     -----      ------

     Total pretax charge  . . . . . . . . . . . . . . . . . . . .  $18.2     $25.9      $299.9
                                                                   =====    ======      ======

By Geography
  North America . . . . . . . . . . . . . . . . . . . . . . . . .  $ 1.0     $ 6.4      $194.9
  Outside North America . . . . . . . . . . . . . . . . . . . . .   17.2      25.6       104.3
  Unallocated . . . . . . . . . . . . . . . . . . . . . . . . . .      -      (6.1)         .7
                                                                   -----    ------      ------

     Total pretax charge  . . . . . . . . . . . . . . . . . . . .  $18.2     $25.9      $299.9
                                                                   =====    ======      ======


  These two plans decreased operating profit and net income as follows:

                                                                     Year Ended December 31
                                                                   ---------------------------
(Millions of dollars)                                               2000      1999       1998
---------------------------------------------------------------------------------------------



Operating profit . . . . . . . . . . . . . . . . . . . . . . . .   $18.2     $25.9      $299.9
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .    12.8      21.1       213.0

     Set forth below is a summary of the types and amounts recognized as accrued expenses for these two plans together with cash payments made against such accruals for the two years ended December 31, 2000.

                                                                              2000
                                                                      ---------------------
                                                           Balance                           Balance
(Millions  of  dollars)                                    12/31/99   Additions   Payments   12/31/00
-----------------------------------------------------------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . . . . .   $16.5       $5.5      $(18.7)     $3.3
Environmental costs and lease contract terminations . . .     8.0          -        (3.0)      5.0
                                                            -----       ----      -------     ----

                                                            $24.5       $5.5      $(21.7)     $8.3
                                                            =====       ====      =======     ====



                                                                              1999
                                                                      ---------------------
                                                           Balance    Additions              Balance
(Millions of dollars)                                      12/31/98 (Reductions)  Payments   12/31/99
-----------------------------------------------------------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . . . .     $ 53.3      $ 11.2    $(48.0)     $16.5
Asset removal costs . . . . . . . . . . . . . . . . . .       15.2        (8.9)     (6.3)         -
Environmental costs and lease contract terminations . .       41.2        (9.1)    (24.1)       8.0
Other costs . . . . . . . . . . . . . . . . . . . . . .       20.1       (12.1)     (8.0)         -
                                                            ------      -------   -------     -----

                                                            $129.8      $(18.9)   $(86.4)     $24.5
                                                            ======      =======   =======     =====


     These two plans were completed as of December 31, 2000. The accrued expense balance of $8.3 million will be paid in accordance with the terms of the applicable employee severance and other agreements.

OTHER INFORMATION

1999 Unusual Charges

     In 1999, the Corporation incurred $13.6 million of unusual business improvement costs that were not related to the business improvement plans discussed above. The costs, which primarily were for employee severance and write off of assets removed from service, were charged to cost of products sold when incurred.

Write-down of Certain Intangible and Other Assets

     In 1998, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and written down. In addition, the Corporation began depreciating the cost of all newly acquired personal computers ("PCs") over two years. In recognition of the change in estimated useful lives, PC assets with a remaining net book value of $16.6 million became subject to accelerated depreciation charges. These charges, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $81.2 million and net income $64.7 million. Of the $81.2 million, $6.8 million was charged to cost of products sold and $74.4 million was charged to general expense. In 1999, accelerated depreciation on PCs reduced operating profit $8.3 million, $2.7 million of which was charged to cost of products sold and $5.6 million was charged to general expense. In 2000, accelerated depreciation on PCs reduced operating profit
$6.2 million, $2.0 million of which was charged to cost of products sold and $4.2 million was charged to general expense. At September 30, 2000, these PCs were fully depreciated.

     Approximately 91 percent of the 1998 write-down of certain intangible and other assets and accelerated depreciation on PCs described above related to the Personal Care segment and 9 percent related to the Tissue segment. In 2000 and 1999, 50 percent of $6.2 million and $8.3 million, respectively, of accelerated depreciation was charged to each of the Personal Care and Tissue segments.

ANALYSIS OF CONSOLIDATED NET SALES  -  THREE YEARS ENDED DECEMBER 31, 2000

By Business Segment
                                                                  Net Sales
                                                     -----------------------------------
(Millions of dollars)                                   2000        1999         1998
----------------------------------------------------------------------------------------



Tissue. . . . . . . . . . . . . . . . . . . . . . .   $ 7,303.2   $ 6,968.8    $ 6,733.1
Personal Care . . . . . . . . . . . . . . . . . . .     5,437.6     5,138.1      4,596.5
Health Care and Other . . . . . . . . . . . . . . .     1,291.0       936.4      1,001.5
Intersegment sales. . . . . . . . . . . . . . . . .       (49.8)      (36.5)       (33.3)
                                                      ---------   ---------    ---------

  Consolidated. . . . . . . . . . . . . . . . . . .   $13,982.0   $13,006.8    $12,297.8
                                                      =========   =========    =========



By Geographic Area
                                                                  Net Sales
                                                     -----------------------------------
(Millions of dollars)                                   2000        1999         1998
----------------------------------------------------------------------------------------


United States . . . . . . . . . . . . . . . . . . .   $ 9,059.4   $ 8,392.5    $ 7,992.8
Canada. . . . . . . . . . . . . . . . . . . . . . .       990.3       843.4        785.1
Intergeographic sales . . . . . . . . . . . . . . .      (673.5)     (507.4)      (408.9)
                                                      ---------   ---------    ---------

  Total North America . . . . . . . . . . . . . . .     9,376.2     8,728.5      8,369.0

Europe. . . . . . . . . . . . . . . . . . . . . . .     2,474.5     2,544.7      2,471.2
Asia, Latin America, Africa and Middle East . . . .     2,680.5     2,084.6      1,766.2
Intergeographic sales . . . . . . . . . . . . . . .      (549.2)     (351.0)      (308.6)
                                                        -------   ---------    ---------

  Consolidated. . . . . . . . . . . . . . . . . . .   $13,982.0   $13,006.8    $12,297.8
                                                      =========   =========    =========


Commentary:

2000 versus 1999

     Consolidated net sales increased 7.5 percent above 1999. In 1999, the Corporation closed its Mobile, Alabama pulp mill and sold its Southeast Timberlands ("SET") and its pulp mill located in Miranda, Spain. Excluding the revenues of these divested businesses, consolidated net sales increased more than 8 percent. Sales volumes increased approximately 9 percent, with each business segment contributing to the gain. While selling prices increased nearly 2 percent, changes in foreign currency exchange rates, primarily in Europe, reduced consolidated net sales by almost 3 percent. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales of tissue products increased by more than 6 percent. Sales volumes grew 7 percent and selling price increases added 2 percent, while unfavorable currency exchange rate effects reduced net sales by 3 percent. Excluding currency effects, net sales increased in each geographic region. The increase in sales volumes was primarily due to higher sales of Kleenex Cottonelle and Scott bathroom tissue and washroom systems in North America. Other significant contributors to the increase were household towels and wet wipes products in North America. Sales volumes in Europe benefited from the Attisholz Holding AG ("Attisholz") tissue brands acquired in

     June 1999. In Latin America, higher sales volumes accounted for the increase in net sales. On March 31, 2000, the Corporation increased its ownership interest in Hogla-Kimberly Limited ("Hogla"), its Israeli affiliate, to 50.1 percent and began to consolidate Hogla's results in April 2000.

- Worldwide net sales of personal care products were 5.8 percent higher primarily due to increased sales volumes. Selling price increases of nearly 2 percent were offset by the negative effect of changes in foreign currency exchange rates. Net sales were higher in every geographic region. In North America, a slight decline in overall sales volumes was more than offset by increased selling prices. In Europe, sales volumes were 16 percent greater, driven by strong sales of Huggies diapers. The net sales increase in Latin America was primarily due to continued expansion in sales volumes. Asia benefited from increased sales volumes of diapers and feminine care products in Korea and the acquisition of S-K Corporation, a former licensee, in Taiwan. The consolidation of Hogla also contributed to the overall higher sales volumes.

- Net sales for health care and other products increased 37.9 percent principally due to the acquisitions of Ballard Medical Products ("Ballard") in September 1999 and Safeskin Corporation ("Safeskin") in February 2000.

1999 versus 1998

     Consolidated net sales increased 5.8 percent above 1998. In 1998, the Corporation sold K-C Aviation Inc. ("KCA"). Excluding the revenues of the divested businesses for both years, consolidated net sales increased about 8 percent. Sales volumes increased approximately 9 percent, with each of the business segments contributing to the gain. However, changes in foreign currency exchange rates reduced consolidated net sales by about 1 percent, with favorable effects in Korea being more than offset by unfavorable changes in Brazil and Europe. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales of tissue products increased 5 percent. Sales volumes grew by nearly 6 percent, while slightly lower prices and unfavorable foreign currency exchange rate effects, primarily in Europe, reduced net sales by approximately 1 percent. The increase in sales volumes was primarily attributable to the contribution from the Attisholz tissue brands in Europe and improved sales of Kleenex Cottonelle and Scott bathroom tissue in North America. Other significant contributors to the increase were Kleenex facial tissue, washroom systems and wet wipes products, which more than offset a decline in sales volumes for household towels in North America. A portion of the tissue sales volume increase was due to operations in Colombia, in which the Corporation made an additional investment in late 1998 to gain majority ownership of certain Latin American equity companies (the "Colombian Investment").

- Worldwide net sales of personal care products were 11.8 percent greater primarily due to a 13 percent increase in sales volumes. A selling price increase of approximately 1 percent was more than offset by the negative effect of changes in foreign currency exchange rates of slightly more than 2 percent. Net sales were higher in every geographic region. In North America, net sales increased across all brands, led by higher volumes for Huggies diapers. There was improvement in diaper sales in Europe and notably increased sales of personal care products in Korea. In addition, a portion of the increase in net sales was attributable to the Colombian Investment.

- Net sales for health care and other products increased 11 percent primarily due to sales volume growth for professional health care products, including the contribution from the acquisition of Ballard.

UNUSUAL ITEMS

     For purposes of this Management's Discussion and Analysis, and in order to facilitate a meaningful discussion of the ongoing operations of the Corporation, the items summarized in the following table are considered to be unusual items ("Unusual Items").

                                                                       Year Ended December 31
                                                                -----------------------------------
(Millions of dollars)                                              2000         1999          1998
---------------------------------------------------------------------------------------------------


Charges (credits) to Operating Profit:
  Business Improvement and Other Programs:
     1998 and 1997 Plans . . . . . . . . . . . . . . . . . . . . $   18.2     $   25.9      $  299.9
     1999 unusual charges. . . . . . . . . . . . . . . . . . . .        -         13.6             -
  Write-down of certain intangible and other assets  . . . . . .      6.2          8.3          81.2
  Gains on disposals of assets . . . . . . . . . . . . . . . . .        -       (176.7)       (140.0)
  Patent settlement and accrued liability reversal . . . . . . .    (75.8)           -             -
  Litigation settlements . . . . . . . . . . . . . . . . . . . .     15.2            -             -
  Mobile pulp mill fees and related severance  . . . . . . . . .        -          9.0          42.3
  Business integration and other costs . . . . . . . . . . . . .     35.1         22.6          (3.3)
                                                                   ------     --------      --------

Net(credit) charge for unusual items   . . . . . . . . . . . . .     (1.1)       (97.3)        280.1
Operating profit as reported . . . . . . . . . . . . . . . . . .  2,633.8      2,435.4       1,697.7
                                                                 --------     --------      --------

Operating profit excluding unusual items . . . . . . . . . . . . $2,632.7     $2,338.1      $1,977.8
                                                                 ========     ========      ========


- A description of the items included in the 1998 and 1997 Plans, the 1999 unusual charges and the write-down of certain intangible and other assets is contained in the Business Improvement and Other Programs section above.

- Gains on disposals of assets are primarily related to the sale of SET in 1999 and the sale of KCA in 1998.

- In the first quarter of 2000, as part of settlement of a patent dispute, the Corporation was compensated for royalty income related to prior years. This settlement was recorded as other income. Also, certain estimated liabilities accrued under the terms of the agreement for the 1997 sale of a pulp and newsprint business were reversed to other income because no claims had been made by the buyer and the accrual ceased to be required.

- In the third and fourth quarters of 2000, the Corporation reached agreements to settle certain litigation and accordingly recorded charges related to these settlements.

- In 1999, the Corporation recorded workforce severance costs related to the sale of SET. In 1998, a contract cancellation fee and workforce severance costs related to the closure of the Mobile pulp mill were recorded.

- As part of the integration of acquired businesses, Attisholz, Ballard and Safeskin, certain costs related to assimilating these operations were expensed as incurred in 1999 and 2000. In addition, the Corporation has incurred certain costs related to the reorganizations of its North American professional health care and European away-from-home sales forces, which were recorded in 2000.

     The items displayed in the preceding table have been excluded from operating profit in the "Excluding Unusual Items" columns in the following Consolidated Operating Profit tables.

ANALYSIS OF CONSOLIDATED OPERATING PROFIT - THREE YEARS ENDED
DECEMBER 31, 2000

By Business Segment

                                            2000                   1999                     1998
                                    ----------------------- ----------------------- --------------------
                                               EXCLUDING               Excluding               Excluding
                                       AS       UNUSUAL        As       Unusual        As       Unusual
(Millions of dollars)               REPORTED     ITEMS      Reported     Items      Reported     Items
--------------------------------------------------------------------------------------------------------


Tissue. . . . . . . . . . . . .     $1,305.0   $1,339.8     $1,114.1   $1,171.3     $  921.3   $1,135.7
Personal Care . . . . . . . . .      1,136.7    1,141.9      1,092.8    1,109.1        588.7      785.3
Health Care and Other . . . . .        186.1      205.6        154.3      161.9        161.2      173.7
Other income (expense), net . .        104.2       43.6        180.0        3.3        124.4      (15.6)
Unallocated - net . . . . . . .        (98.2)     (98.2)      (105.8)    (107.5)       (97.9)    (101.3)
                                    --------   --------      -------   --------     --------   --------

  Consolidated. . . . . . . . .     $2,633.8   $2,632.7     $2,435.4   $2,338.1     $1,697.7   $1,977.8
                                    ========   ========     ========   ========     ========   ========


By Geographic Area

                                           2000                   1999                     1998
                                    ----------------------- ----------------------- --------------------
                                               EXCLUDING               Excluding               Excluding
                                       AS       UNUSUAL        As       Unusual        As       Unusual
(Millions of dollars)               REPORTED     ITEMS      Reported     Items      Reported     Items
--------------------------------------------------------------------------------------------------------


United States . . . . . . . . .     $1,937.1   $1,972.0     $1,821.9   $1,868.8     $1,407.2   $1,663.4
Canada. . . . . . . . . . . . .        211.3      212.7        105.3      110.9        112.7      104.8
Europe. . . . . . . . . . . . .        149.7      172.9        183.3      219.8        (39.7)     123.1
Asia, Latin America, Africa and
  Middle East . . . . . . . . .        329.7      329.7        250.7      242.8        191.0      203.4
Other income (expense), net . .        104.2       43.6        180.0        3.3        124.4      (15.6)
Unallocated - net . . . . . . .        (98.2)     (98.2)      (105.8)    (107.5)       (97.9)    (101.3)
                                    ---------  ---------    ---------  ---------    ---------  ---------

  Consolidated. . . . . . . . .     $2,633.8   $2,632.7     $2,435.4   $2,338.1     $1,697.7   $1,977.8
                                    ========   ========     ========   ========     ========   ========


Note: Unallocated - net consists of expenses not associated with the business segments or geographic areas.

Commentary:

2000 versus 1999

     Excluding the Unusual Items, operating profit increased 12.6 percent, and operating profit as a percentage of net sales increased from 18.0 percent in 1999 to 18.8 percent in 2000. The increase in operating profit was primarily driven by the higher sales volumes. In addition, selling price increases and manufacturing cost improvements combined to more than offset the higher cost of raw materials, primarily pulp costs, and increased goodwill amortization. The following commentary excludes the Unusual Items in both years.

- Operating profit for tissue products was greater by 14.4 percent primarily due to increased selling prices and sales volumes that combined to more than offset the higher costs of raw materials. In North America, increased sales volumes and reduced manufacturing costs for Kleenex Cottonelle and Scott bathroom tissue and higher selling prices and sales volumes for towel products were the principal contributors to improved results. In Europe, increased sales volumes did not offset the negative impact of higher pulp prices and currency effects.

- Operating profit for personal care products increased 3.0 percent as increased sales volumes and selling prices combined to more than offset higher raw materials costs and greater advertising and promotion expense, which was incurred to support launches of new products and geographic expansion. Higher sales volumes for diapers in Europe and diapers and feminine care products in Korea and selling price increases in North America, principally for diapers and feminine care products, were major contributors to the results achieved.

- Operating profit for the health care and other segment increased 27.0 percent principally due to the additional sales volumes associated with the Ballard and Safeskin acquisitions.

- Operating profit in North America benefited from a pension credit, primarily attributable to favorable returns on pension assets, which more than offset higher costs for other postretirement benefits.

- Other income (expense), net increased primarily due to favorable foreign currency effects and gains on minor asset sales.

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

-    Operating profit for the health care and other segment increased nearly
     3 percent primarily due to increased sales volumes for professional health care products, which benefited from the Ballard acquisition.

- Other income (expense), net increased due to lower adverse currency effects.


ADDITIONAL INCOME STATEMENT COMMENTARY

2000 versus 1999

- Interest expense increased due to both higher average debt levels and increased interest rates.

- The Corporation's effective income tax rate was 31.1 percent in 2000 compared with 32.4 percent in 1999. Excluding the Unusual Items from both years, the Corporation's effective income tax rate was 31.0 percent in 2000 compared with 32.1 percent in 1999. The lower effective tax rate was primarily due to tax initiatives.

- The Corporation's share of net income of equity companies was $186.4 million in 2000 compared with $189.6 million in 1999. The decrease was primarily due to the previously mentioned consolidation of Hogla in 2000.

- Minority owners' share of subsidiaries' net income increased in 2000 primarily due to improved results of the Corporation's majority owned subsidiaries in the Andean region and the consolidation of Hogla.

- On a diluted share basis, net income was $3.31 per share in 2000 compared with $3.09 per share in 1999, an increase of 7.1 percent. Excluding the Unusual Items in both years, earnings from operations were $3.32 per share in 2000 compared with $2.98 per share in 1999, an increase of 11.4 percent.

1999 versus 1998

-    Interest expense increased primarily due to higher average debt levels.

- The Corporation's effective income tax rate was 32.4 percent in 1999 compared with 34.3 percent in 1998. Excluding the Unusual Items from both years, the Corporation's effective income tax rate was 32.1 percent in 1999 compared with 32.0 percent in 1998.

- The Corporation's share of net income of equity companies was $189.6 million in 1999 compared with $146.3 million in 1998, excluding a charge related to the change in value of the Mexican peso in 1998. The increase was primarily due to the results of Kimberly-Clark de Mexico, S.A. de C.V., which benefited from higher selling prices and increased sales volumes.

- Minority owners' share of subsidiaries' net income increased in 1999 primarily due to the previously mentioned Colombian Investment and the improved results of the Corporation's majority owned subsidiary in Korea.

- On a diluted share basis, net income was $3.09 per share in 1999 compared with $1.99 per share in 1998, an increase of 55.3 percent. Excluding the Unusual Items in both years, the charge for the devaluation of the Mexican peso and the cumulative effect of the accounting change for start-up costs in 1998, earnings from operations were $2.98 per share in 1999 compared with $2.44 per share in 1998, an increase of 22.1 percent.


SALES OF PRINCIPAL PRODUCTS

(Billions of dollars)                    2000            1999            1998
------------------------------------------------------------------------------


Tissue-based products . . . . . . . .    $ 6.4           $ 5.9           $ 5.7
Diapers . . . . . . . . . . . . . . .      3.2             3.0             2.6
All other . . . . . . . . . . . . . .      4.4             4.1             4.0
                                         -----           -----           -----

  Consolidated. . . . . . . . . . . .    $14.0           $13.0           $12.3
                                         =====           =====           =====

LIQUIDITY AND CAPITAL RESOURCES

                                                                             Year Ended December 31
                                                                         -----------------------------
(Millions of dollars)                                                          2000          1999
------------------------------------------------------------------------------------------------------


Cash provided by operations. . . . . . . . . . . . . . . . . . . . . . . .   $2,133.2      $2,139.9
Capital spending . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,170.3         786.4
Acquisitions of businesses, net of cash acquired . . . . . . . . . . . . .      294.5         271.9
Proceeds from dispositions of property, businesses and investments . . . .       97.6         115.2
Proceeds from notes receivable . . . . . . . . . . . . . . . . . . . . . .      220.0         383.0
Ratio of net debt to capital . . . . . . . . . . . . . . . . . . . . . . .       35.2%         28.9%
Pretax interest coverage - times . . . . . . . . . . . . . . . . . . . . .       11.4          11.4


Cash Flow Commentary:

- Cash provided by operations was essentially even with last year. Net income plus noncash charges included in net income increased to $2.5 billion in 2000 compared with $2.2 billion in 1999. The Corporation invested $338.3 million in working capital in 2000, including the effect of the timing of income tax payments, versus $61.5 million in 1999.

- Approximately $22 million and $86 million of cash payments were charged to the accruals for the Business Improvement and Other Programs in 2000 and 1999, respectively.

- Capital spending in 2000 increased nearly $384 million over 1999 in large part due to the Corporation's continued investments in its proprietary technologies for tissue, wet wipes and adult care products in North America and for diaper manufacturing outside North America.

- In June 2000, the Corporation transferred $220 million of notes receivable for cash to a noncontrolled special purpose entity in which the Corporation has a minority voting interest. This transfer resulted in no gain or loss to the Corporation.

Financing Commentary:

- In 2000, the Corporation repurchased 21.0 million shares of its common stock in connection with its share repurchase program at a total cost of nearly $1.2 billion. At December 31, 2000, authority to repurchase 36.5 million shares remained under February and November 2000 repurchase authorities from the Corporation's board of directors. In 1999, the Corporation repurchased 13.5 million shares of its common stock at a total cost of about $750 million.

- At December 31, 2000, total debt was $3.5 billion, an increase of almost $.8 billion above the prior year-end total. Net debt (total debt net of cash, cash equivalents and, at December 31, 1999, $220 million of long-term notes receivable) was nearly $3.3 billion at December 31, 2000 compared with almost $2.2 billion at December 31, 1999. The Corporation's ratio of net debt to capital was 35.2 percent, approximately the mid-point of the Corporation's targeted range of 30 to 40 percent.

- Excluding the Unusual Items in both years, the pretax interest coverage ratio was 11.4 in 2000 and 11.0 in 1999.

- On July 27, 2000, the Corporation issued $300 million aggregate principal amount of 7.10 percent notes due August 1, 2007.

- Revolving credit facilities of $1.1 billion, which were unused at December 31, 2000, are in place for general corporate purposes and to back up commercial paper borrowings.

- The Corporation's long-term debt securities have a Double-A rating and its commercial paper is rated in the top category.

Other Commentary:

- On January 31, 2001, the Corporation completed the acquisition of Linostar S.p.A., a leading Italian-based diaper manufacturer that produces and markets Lines, Italy's second largest diaper brand. The Corporation intends to account for this acquisition using the purchase method.

- Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.


MARKET RISK SENSITIVITY AND INFLATION RISKS

     As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties.

Foreign Currency Risk

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2000, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 2000, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving transactional exposures would have resulted in a net pretax loss of approximately $51 million. These hypothetical gains or losses on foreign currency contracts and transactional exposures are defined as the difference between the contract rates and the hypothetical exchange rates. In the view of management, the above losses resulting from the hypothetical changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

Interest Rate Risk

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2000, the debt portfolio was composed of approximately 49 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 51 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2000, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     Various outstanding interest-bearing instruments are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2000, a 10 percent change in interest rates would have resulted in no material change in the fair value of fixed-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would have had no material effect on the future results of operations.

Commodity Price Risk

     The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 25 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks. Management does not believe that commodity price risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

Inflation Risk

     The Corporation's inflation risk is managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.


CONTINGENCIES AND LEGAL MATTERS

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

     On September 30, 1999, the Corporation sold approximately 460,000 acres of the Southeast Timberlands to Joshua Timberlands, LLC for notes receivable with approximate face value of $400 million ("Joshua Notes"). The Joshua Notes, which were recorded at their fair value of approximately $383 million, bear interest initially at floating rates based on LIBOR less 15 basis points and are backed by irrevocable standby letters of credit issued by a major money-center bank, are due September 30, 2009 and are extendable in additional five-year increments up to September 30, 2029, at the option of the note holder. Additional acres of such timberland and related equipment were sold to other buyers prior to September 30, 1999 for $66 million in cash. The closure of the pulp mill combined with the sale of the related timberlands resulted in a pretax gain of $153.3 million, which was recorded in other (income) expense, net. The after-tax effect of the transaction was a gain of $95.7 million, or $.18 per share.

     In November 1999, the Joshua Notes were transferred for cash to a noncontrolled special purpose entity ("SPE") in which the Corporation has a minority voting interest. The transfer of the Joshua Notes, which was accounted for as a sale, resulted in no gain or loss to the Corporation. The SPE is accounted for as an equity investment.

     In connection with the Mobile pulp mill closure, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of its intent to terminate a long-term energy services contract. The resulting termination penalty of $24.3 million was charged to cost of products sold in the second quarter of 1998. On January 14, 1999, MESC and related parties
(the "Debtors") filed for Chapter 11 bankruptcy protection and instituted an action against the Corporation claiming unspecified damages in connection with the pulp mill closure.

     On December 31, 1999, a joint motion (the "Motion") was filed with the U.S. Bankruptcy Court (the "Court") seeking approval of a settlement agreement and compromise of claims and pending litigation against the Corporation arising from the closure of the pulp mill and termination of the energy services contract. Under the proposed settlement agreement, the Corporation agreed to pay MESC at closing approximately $30 million, subject to certain adjustments. The Court granted the Motion on January 24, 2000. Closing of the settlement would be subject to, among other conditions, the Debtors filing a plan of reorganization from bankruptcy and the ultimate approval of that plan by the Court. The approximate $30 million payment, which will be accrued when the conditions for settlement are met, is in addition to $24.3 million previously accrued by the Corporation. In addition, the proposed settlement provides, among other things, an agreement by MESC to provide energy to the Corporation's Mobile tissue mill at market rates.

     In August 2000, the Debtors filed a plan of reorganization with the Court that would implement the settlement agreement. During the fourth quarter of 2000, several crucial elements of the Debtors' plan became no longer viable.
As a result, the Debtors have sought and received from the Court and the Corporation several extensions of deadlines contained in the settlement agreement.

     Because of uncertainty involving the Debtors' business plans, the settlement agreement may not be finalized and approved by the Court. Consequently, the Corporation has developed contingency plans to minimize or avoid disruption to its Mobile operations in the event that MESC is unable or unwilling to supply energy to the Mobile tissue mill. If the settlement agreement is not finalized, the litigation and arbitration proceedings between the Corporation and the Debtors could resume. The outcome of the MESC litigation, arbitration and settlement is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

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


NEW PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998 and amended in 2000 by SFAS 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS 133, which will be adopted January 1, 2001, will require that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Corporation has completed an inventory of its derivative instruments and has determined which of these derivatives qualify for hedge accounting. Based on its derivative positions at December 31, 2000, the Corporation will, upon adoption, recognize the cumulative effect of an accounting change as a pretax loss of approximately $.5 million in other (income) expense, net and an after-tax gain of $1.5 million in other comprehensive income.

     During 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-14, Accounting for Certain Sales Incentives. Under EITF 00-14, the face value of consumer coupons must be recorded at the time they are issued based upon estimated redemptions and classified along with similar discounts as a reduction in sales revenue. The effective date of EITF 00-14 is the second quarter of 2001. The Corporation has historically followed the practice of recording the face value of coupons based upon estimated redemptions as promotion expense in the period that the related sales revenue is recognized. The Corporation will adopt EITF 00-14 in the second quarter of 2001 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $186 million, $204 million and $158 million in 2000, 1999 and 1998, respectively. Upon adoption of EITF 00-14, the Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the period for recognizing the face value of coupons. The net income effect of this change is currently estimated to be an after-tax charge equal to $.02 per share.


OUTLOOK

     The Corporation expects 2001 to be a year of continued growth that will provide it opportunity to build on its global franchises. The Corporation intends to invest more than $50 million in comprehensive marketing programs and start-up costs to support the introduction of its new Cottonelle Fresh rollwipes, making it one of the most significant new product launches in the Corporation's history. The Corporation will also incur start-up costs for its new tissue machines in Oklahoma and Tennessee. Additionally, the Corporation expects to expand its diaper business in Europe with the acquisition of Linostar. The Corporation's objectives remain unchanged. The Corporation is continuing to target sales increases of 6 to 8 percent and double-digit increases in earnings per share from operations annually.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this report concerning, among other things, the business outlook, including new product introductions, cost savings and acquisitions, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

     The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. Furthermore, the Corporation has assumed that it will continue to identify suitable acquisition candidates in those product markets where it intends to grow by acquisition. In addition, many factors outside the control of the Corporation, including the prices of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, also could impact the realization of such estimates.

     For a description of these and other factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item I of the Corporation's Annual Report on Form 10-K entitled "Factors That May Affect Future Results."

CONSOLIDATED  INCOME  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries



                                                               Year  Ended  December  31
                                                           ---------------------------------
(Millions  of  dollars,  except  per  share  amounts)        2000        1999        1998
--------------------------------------------------------------------------------------------


NET SALES. . . . . . . . . . . . . . . . . . . . . . . .  $13,982.0   $13,006.8   $12,297.8
  Cost of products sold. . . . . . . . . . . . . . . . .    8,228.5     7,681.6     7,700.2
                                                          ----------  ----------  ----------

GROSS PROFIT . . . . . . . . . . . . . . . . . . . . . .    5,753.5     5,325.2     4,597.6
  Advertising, promotion and selling expenses. . . . . .    2,122.7     2,097.8     1,937.4
  Research expense . . . . . . . . . . . . . . . . . . .      277.4       249.8       224.8
  General expense. . . . . . . . . . . . . . . . . . . .      742.1       707.4       717.0
  Goodwill amortization. . . . . . . . . . . . . . . . .       81.7        41.8        33.3
  Restructuring and other unusual charges. . . . . . . .          -       (27.0)      111.8
  Other (income) expense, net. . . . . . . . . . . . . .     (104.2)     (180.0)     (124.4)
                                                          ----------  ----------  ----------

OPERATING PROFIT. . . . . . . . . . . . . . . . . . . . .   2,633.8     2,435.4     1,697.7
  Interest income . . . . . . . . . . . . . . . . . . . .      24.0        29.4        24.3
  Interest expense. . . . . . . . . . . . . . . . . . . .    (221.8)     (213.1)     (198.7)
                                                          ----------  ----------  ----------

INCOME BEFORE INCOME TAXES. . . . . . . . . . . . . . . .   2,436.0     2,251.7     1,523.3
  Provision for income taxes. . . . . . . . . . . . . . .     758.5       730.2       522.2
                                                          ----------  ----------  ----------

INCOME BEFORE EQUITY INTERESTS. . . . . . . . . . . . . .   1,677.5     1,521.5     1,001.1
  Share of net income of equity companies . . . . . . . .     186.4       189.6       137.1
  Minority owners' share of subsidiaries' net income. . .     (63.3)      (43.0)      (23.9)
                                                          ----------  ----------  ----------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE. . .   1,800.6     1,668.1     1,114.3
  Cumulative effect of accounting change,
    net of income taxes. . . . . . . . . . . . . . . . .          -           -       (11.2)
                                                          ----------  ----------  ----------

NET INCOME . . . . . . . . . . . . . . . . . . . . . . .  $ 1,800.6   $ 1,668.1   $ 1,103.1
                                                          ==========  ==========  ==========

PER SHARE BASIS
    BASIC
    Income before cumulative effect of accounting change  $    3.34   $    3.11   $    2.02
                                                          ==========  ==========  ==========
    Net income . . . . . . . . . . . . . . . . . . . . .  $    3.34   $    3.11   $    2.00
                                                          ==========  ==========  ==========

    DILUTED
    Income before cumulative effect of accounting change  $    3.31   $    3.09   $    2.01
                                                          ==========  ==========  ==========
    Net income . . . . . . . . . . . . . . . . . . . . .  $    3.31   $    3.09   $    1.99
                                                          ==========  ==========  ==========

See  Notes  to  Consolidated  Financial  Statements.

CONSOLIDATED  BALANCE  SHEET
Kimberly-Clark  Corporation  and  Subsidiaries



                                                         December  31
                                                   ------------------------
(Millions  of  dollars)          ASSETS              2000            1999
---------------------------------------------------------------------------



CURRENT ASSETS

  Cash and cash equivalents . . . . . . . . . . .   $   206.5     $   322.8

  Accounts receivable . . . . . . . . . . . . . .     1,809.6       1,600.6

  Inventories . . . . . . . . . . . . . . . . . .     1,390.4       1,239.9

  Deferred income taxes . . . . . . . . . . . . .       287.1         311.4

  Prepaid expenses and other. . . . . . . . . . .        96.3          81.5
                                                    ---------     ---------

    TOTAL CURRENT ASSETS. . . . . . . . . . . . .     3,789.9       3,556.2

PROPERTY

  Land. . . . . . . . . . . . . . . . . . . . . .       239.2         190.7

  Buildings . . . . . . . . . . . . . . . . . . .     1,854.4       1,739.2

  Machinery and equipment . . . . . . . . . . . .     9,135.1       8,811.7

  Construction in progress. . . . . . . . . . . .       786.1         408.8
                                                    ---------     ---------

                                                     12,014.8      11,150.4

  Less accumulated depreciation . . . . . . . . .     5,096.3       4,858.8
                                                    ---------     ---------

    NET PROPERTY. . . . . . . . . . . . . . . . .     6,918.5       6,291.6

INVESTMENTS IN EQUITY COMPANIES . . . . . . . . .       798.8         863.1

GOODWILL, NET OF ACCUMULATED AMORTIZATION . . . .     2,009.9       1,246.1

OTHER ASSETS. . . . . . . . . . . . . . . . . . .       962.7         858.5
                                                    ---------     ---------

                                                    $14,479.8     $12,815.5
                                                    =========     =========

See  Notes  to  Consolidated  Financial  Statements.




                                                                                  December  31
                                                                             ---------------------
         LIABILITIES  AND  STOCKHOLDERS'  EQUITY                              2000           1999
--------------------------------------------------------------------------------------------------








CURRENT LIABILITIES

  Debt payable within one year. . . . . . . . . . . . . . . . . . . . . . .  $ 1,490.5   $   782.4

  Trade accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . .      872.8       780.4

  Other payables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      303.1       245.3

  Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,239.8     1,312.1

  Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .      523.5       584.6

  Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .      144.2       141.0
                                                                            ----------  ----------

    TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . .    4,573.9     3,845.8

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,000.6     1,926.6

NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS . . . . . . . . . . . . .      869.2       868.5

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . .      987.5       836.9

MINORITY OWNERS' INTERESTS IN SUBSIDIARIES. . . . . . . . . . . . . . . . .      281.3       244.6


STOCKHOLDERS' EQUITY

  Preferred stock - no par value - authorized 20.0 million shares,
    none issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -           -

  Common stock - $1.25 par value - authorized 1.2 billion shares;
    issued 568.6 million shares at December 31, 2000 and 1999 . . . . . . .      710.8       710.8

  Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . .      412.3       166.4

  Common stock held in treasury, at cost - 35.2 million and 28.0 million
    shares at December 31, 2000 and 1999, respectively. . . . . . . . . . .   (1,974.1)   (1,420.4)

  Accumulated other comprehensive income (loss) . . . . . . . . . . . . . .   (1,337.6)   (1,114.8)

  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,982.0     6,764.6

  Unearned compensation on restricted stock . . . . . . . . . . . . . . . .      (26.1)      (13.5)
                                                                             ----------  ----------

    TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . .    5,767.3     5,093.1
                                                                             ----------  ----------

                                                                             $14,479.8   $12,815.5
                                                                             ==========  ==========


CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY
Kimberly-Clark  Corporation  and  Subsidiaries


                                 Common Stock                                 Accumulated               Unearned    Total
                                    Issued        Additional Treasury Stock      Other                Compensation  Stock-   Compre-
(Millions of dollars,         -------------------   Paid-In  ---------------  Comprehensive Retained on Restricted holders'  hensive
except share amounts)            Shares    Amount   Capital  Shares   Amount  Income(Loss)  Earnings    Stock        Equity  Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at
  December 31, 1997 . . . . . .568,596,810 $710.8  $113.3  12,250,368  $(617.1)  $(966.6)   $5,099.9    $    -   $4,340.3
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (43.8) (1,643,718)    82.1         -           -         -       38.3
Stock option income tax
  benefits. . . . . . . . . . .          -      -    16.8           -        -         -           -         -       16.8
Shares purchased for
  treasury. . . . . . . . .              -      -       -  19,732,752   (919.7)        -           -         -     (919.7)
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -        -         -     1,103.1         -    1,103.1  $1,103.1
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -        -       3.1           -         -        3.1       3.1
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -        -       (.8)          -         -        (.8)      (.8)
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -        -         -           -         -          -  $1,105.4
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -        -         -      (549.6)        -     (549.6)
                                 --------- ------ ------- ----------- --------- --------    --------    ------   --------  --------
Balance at
  December 31, 1998 . . . . . .568,596,810  710.8    86.3  30,339,402  (1,454.7)  (964.3)    5,653.4         -    4,031.5
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (48.2) (2,189,629)    108.9        -           -         -       60.7
Stock option income tax
  benefits. . . . . . . . . . .          -      -    28.5           -         -        -           -         -       28.5
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  13,940,653    (779.0)       -           -         -     (779.0)
Shares issued for the
  acquisition of Ballard
  Medical Products. . . . . . .          -      -   100.6 (13,758,610)    686.2        -           -         -      786.8
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     (.8)   (362,000)     18.2        -           -      (13.5)      3.9
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -        -     1,668.1         -    1,668.1  $1,668.1
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -         -   (154.6)          -         -     (154.6)   (154.6)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -      4.1           -         -        4.1       4.1
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -         -        -           -         -          -  $1,517.6
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -        -      (556.9)        -     (556.9)
                               ----------- ------ ------- ----------- --------- --------    --------    ------   --------  --------
Balance at
  December 31, 1999 . . . . . .568,596,810  710.8   166.4  27,969,816  (1,420.4)(1,114.8)    6,764.6     (13.5)   5,093.1


CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY
Kimberly-Clark  Corporation  and  Subsidiaries


                                 Common Stock                                 Accumulated               Unearned    Total
                                    Issued        Additional Treasury Stock      Other                Compensation  Stock-   Compre-
(Millions of dollars,         -------------------   Paid-In  ---------------  Comprehensive Retained on Restricted holders'  hensive
except share amounts)            Shares    Amount   Capital  Shares   Amount  Income(Loss)  Earnings    Stock        Equity  Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at
  December 31, 1999 . . . . . .568,596,810  710.8   166.4  27,969,816  (1,420.4)  (1,114.8)  6,764.6     (13.5)   5,093.1
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (63.7) (2,900,773)    154.0          -         -         -       90.3
Stock option income tax
  benefits. . . . . . . . . . .          -      -    25.2           -         -          -         -         -       25.2
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  21,216,618  (1,190.7)         -         -         -   (1,190.7)
Shares issued for the
  acquisition of Safeskin
  Corporation . . . . . . . . .          -      -   282.4 (10,695,002)    464.0          -         -         -      746.4
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     2.0    (357,400)     19.0          -         -     (12.6)       8.4
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -          -   1,800.6         -    1,800.6  $1,800.6
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustments . . . . . .          -      -       -           -         -     (218.8)        -         -     (218.8)   (218.8)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -       (4.0)        -         -       (4.0)     (4.0)
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -         -          -         -         -          -  $1,577.8
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -          -    (583.2)        -     (583.2)
                               ----------- ------ ------- ----------- ---------  ---------  --------    ------ ----------
Balance at
  December 31, 2000 . . . . . .568,596,810 $710.8  $412.3  35,233,259 $(1,974.1) $(1,337.6) $7,982.0    $(26.1)  $5,767.3
                               =========== ======  ======  ========== =========  =========  ========    ======   ========


See  Notes  to  Consolidated  Financial  Statements.

CONSOLIDATED  CASH  FLOW  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries



                                                                    Year  Ended  December  31
                                                               ---------------------------------
(Millions  of  dollars)                                           2000        1999        1998
------------------------------------------------------------------------------------------------



OPERATIONS
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,800.6   $ 1,668.1   $ 1,103.1
  Business improvement programs                                      7.2       (13.8)      292.5
  Cumulative effect of accounting change, net of income taxes.         -           -        11.2
  Mobile pulp mill fees and related severance. . . . . . . . .         -         9.0        42.3
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . .     591.7       586.2       594.5
  Goodwill amortization. . . . . . . . . . . . . . . . . . . .      81.7        41.8        33.3
  Deferred income tax provision. . . . . . . . . . . . . . . .      84.1       126.2        13.6
  Net losses (gains) on asset sales. . . . . . . . . . . . . .      19.3      (143.9)     (125.9)
  Equity companies' earnings in excess of dividends paid . . .     (67.0)      (78.7)      (15.1)
  Minority owners' share of subsidiaries' net income . . . . .      63.3        43.0        23.9
  (Increase) decrease in operating working capital . . . . . .    (338.3)      (61.5)       63.6
  Postretirement benefits. . . . . . . . . . . . . . . . . . .    (121.9)      (43.1)      (57.5)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .      12.5         6.6        14.2
                                                               ----------  ----------  ----------

      CASH PROVIDED BY OPERATIONS . . . . . . . . . . . . . .    2,133.2     2,139.9     1,993.7
                                                               ----------  ----------  ----------

INVESTING
  Capital spending. . . . . . . . . . . . . . . . . . . . . .   (1,170.3)     (786.4)     (669.5)
  Acquisitions of businesses, net of cash acquired. . . . . .     (294.5)     (271.9)     (342.5)
  Proceeds from dispositions of property and businesses . . .       44.5       115.2       324.9
  Proceeds from investments . . . . . . . . . . . . . . . . .       53.1           -           -
  Proceeds from notes receivable. . . . . . . . . . . . . . .      220.0       383.0           -
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .      (37.7)      (22.3)      (16.7)
                                                               ----------  ----------  ----------

      CASH USED FOR INVESTING . . . . . . . . . . . . . . . .   (1,184.9)     (582.4)     (703.8)
                                                               ----------  ----------  ----------

FINANCING
  Cash dividends paid . . . . . . . . . . . . . . . . . . . .     (580.1)     (551.3)     (545.5)
  Net increase (decrease) in short-term debt. . . . . . . . .      700.7      (163.8)       (2.6)
  Increases in long-term debt . . . . . . . . . . . . . . . .      359.4       117.7       541.3
  Decreases in long-term debt . . . . . . . . . . . . . . . .     (446.7)      (75.9)     (319.1)
  Proceeds from exercise of stock options . . . . . . . . . .       90.3        60.8        38.3
  Acquisitions of common stock for the treasury . . . . . . .   (1,190.7)     (779.0)     (919.7)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .        2.5        12.8       (29.4)
                                                               ----------  ----------  ----------

      CASH USED FOR FINANCING . . . . . . . . . . . . . . . .   (1,064.6)   (1,378.7)   (1,236.7)
                                                               ----------  ----------  ----------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS. . . . . . .  $  (116.3)  $   178.8   $    53.2
                                                               ==========  ==========  ==========

See  Notes  to  Consolidated  Financial  Statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
Kimberly-Clark  Corporation  and  Subsidiaries

NOTE  1.      ACCOUNTING  POLICIES

BASIS  OF  PRESENTATION

     The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries that are more than 50 percent owned and controlled (the "Corporation"). Investments in nonconsolidated companies that are at least 20 percent owned are stated at cost plus equity in undistributed net income. These latter companies are referred to as equity companies. All significant intercompany transactions and accounts are eliminated in consolidation. Certain reclassifications have been made to conform prior year data to the current year presentation.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the appropriate period.

INVENTORIES  AND  DISTRIBUTION  COSTS

     Most U.S. inventories are valued at cost on the Last-In, First-Out (LIFO) method for U.S. income tax and financial reporting purposes. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are generally valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted average cost methods, or market. Distribution costs are classified as cost of products sold.

PROPERTY  AND  DEPRECIATION

     Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. Capitalized costs of purchased and internally developed software are amortized on the straight-line method over not more than five years. Estimated useful lives are periodically reviewed and, when warranted, changes are made that result in an acceleration of depreciation. These long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

     The cost of major maintenance performed on the Corporation's manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred.

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

GOODWILL

     Goodwill is amortized on the straight-line method over periods ranging from 10 years to 40 years. Accumulated amortization of goodwill at December 31, 2000 and 1999 was $242.3 million and $185.8 million, respectively. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is
possible.    If  it  becomes  probable  that the future undiscounted cash flow associated  with  such  goodwill  is  less  than  its  carrying value,  an
impairment  loss  would  be  recognized.    These  recoverability evaluations
are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill and other intangible assets.

REVENUE  RECOGNITION

     Sales revenue is recognized at the time of product shipment to unaffiliated customers and appropriate provision is made for uncollectible accounts.

ADVERTISING  EXPENSE

     Advertising expenses are charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign, which are charged to income during the period in which the advertisement or campaign is first presented by the media. Advertising expenses charged to income totaled $349.3 million in 2000, $336.5 million in 1999 and $295.3 million in 1998.

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

NEW  PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998 and amended in 2000 by SFAS 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS 133, which will be adopted January 1, 2001, will require that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Corporation has completed an inventory of its derivative instruments and has determined which of these derivatives qualify for hedge accounting. Based on its derivative positions at December 31, 2000, the Corporation will, upon adoption, recognize the cumulative effect of an accounting change as a pretax loss of approximately $.5 million in other (income) expense, net and an after-tax gain of $1.5 million in other comprehensive income.

     During 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-14, Accounting for Certain Sales Incentives. Under EITF 00-14, the face value of consumer coupons must be recorded at the time they are issued based upon estimated redemptions and classified along with similar discounts as a reduction in sales revenue. The effective date of EITF 00-14 is the second quarter of 2001. The Corporation has historically followed the practice of recording the face value of coupons based upon estimated redemptions as promotion expense in the period that the related sales revenue is recognized. The Corporation will adopt EITF 00-14 in the second quarter of 2001 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $186 million, $204 million and $158 million in 2000, 1999 and 1998, respectively. Upon adoption of EITF 00-14, the Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the
period for recognizing the face  value  of  coupons.    The net income effect
of this change is currently estimated to be an after-tax charge equal to $.02 per share.

NOTE  2.    BUSINESS  IMPROVEMENT  AND  OTHER  PROGRAMS

     The Corporation announced business improvement programs in 1998 and 1997 to address its ongoing competitiveness and improve its operating efficiency and cost structure. A summary of these programs together with cost and other information is presented below.

1998  PLAN

     In the fourth quarter of 1998, the Corporation announced a facilities consolidation plan (the "1998 Plan") to, among other things, further align tissue manufacturing capacity with demand in Europe, close a diaper manufacturing facility in Canada, shut down and dispose of a tissue machine in Thailand, write down certain excess feminine care production equipment in North America and reduce the Corporation's workforce by approximately 830 employees. Costs for the 1998 Plan of $18.2 million, $42.6 million and $49.1 million were recorded in 2000, 1999 and 1998, respectively. The year 2000 costs are composed primarily of certain severance costs and charges for accelerated depreciation for the Corporation's Larkfield, U.K. tissue manufacturing facility that remained in use until it was shut down in October
2000.    Through  December  31,  2000,  the  Corporation  had  notified  and subsequently terminated 814 employees. The costs of this workforce reduction were charged to earnings in the period in which such employee severance benefits were appropriately communicated.

1997  PLAN

     On November 21, 1997, the Corporation announced a restructuring plan (the "1997 Plan"). The plan, among other things, resulted in the sale, closure or downsizing of 16 manufacturing facilities worldwide and a workforce reduction of approximately 3,740 employees. In 1998, the Corporation determined that its Villanovetta, Italy tissue manufacturing facility was an impaired asset because its cash flows from use and disposal were insufficient to cover the carrying amount of the asset. In 1998, other less significant modifications were made to the 1997 Plan, the largest of which was a charge for losses on European feminine care equipment removed from service. Costs for the 1997 Plan of $250.8 million were recorded in 1998 at the time costs became accruable under appropriate accounting principles. Included in such costs was an asset impairment charge for the Villanovetta facility of $26.8 million, losses on the European feminine care equipment of $12.1 million and accelerated depreciation related to assets that were to be disposed of but which continued to be operated during 1998. In 1999, the Corporation recorded a net credit of $16.7 million, which was composed of accelerated depreciation expense of $23.7 million, reductions in accrued costs of $31.9 million and lower asset write-offs and higher sales proceeds totaling $8.5 million, due to changes in estimates.

     Charges (credits) under these two plans for the three years ended December 31, 2000 are summarized below:



                                                            Amounts Charged to Earnings
                                                            ---------------------------
(Millions  of  dollars)                                        2000    1999     1998
---------------------------------------------------------------------------------------




Workforce severance . . . . . . . . . . . . . . . . . . . . .  $ 5.5  $ 11.2   $ 64.3
Write-downs of property, plant and equipment and other assets      -   (11.5)    91.4
Contract settlements, lease terminations and other costs. . .      -   (27.1)    31.3
Asset impairments . . . . . . . . . . . . . . . . . . . . . .      -       -     31.3
Accelerated depreciation. . . . . . . . . . . . . . . . . . .   12.7    53.3     81.6
                                                               -----  -------  ------

    Total pretax charge . . . . . . . . . . . . . . . . . . .  $18.2  $ 25.9   $299.9
                                                               =====  =======  ======

Income statement classification:
  Cost of products sold . . . . . . . . . . . . . . . . . . .  $18.2  $ 52.9   $183.1
  Restructuring and other unusual charges . . . . . . . . . .      -   (27.0)   116.8
                                                               -----  -------  ------

    Total pretax charge . . . . . . . . . . . . . . . . . . .  $18.2  $ 25.9   $299.9
                                                               =====  =======  ======

     The effects of these two plans were included in operating profit by business segment and geography as follows:



                                                              Year Ended December 31
                                                           ---------------------------
(Millions  of  dollars)                                        2000    1999     1998
--------------------------------------------------------------------------------------



By Business Segment . . . . . . . . . . . . . . . . . . . . .
  Tissue. . . . . . . . . . . . . . . . . . . . . . . . . . .  $17.1  $19.9    $164.2
  Personal Care . . . . . . . . . . . . . . . . . . . . . . .    1.1   13.4     121.8
  Health Care . . . . . . . . . . . . . . . . . . . . . . . .      -   (1.3)     13.2
  Unallocated . . . . . . . . . . . . . . . . . . . . . . . .      -   (6.1)       .7
                                                               -----  -----    ------

    Total pretax charge . . . . . . . . . . . . . . . . . . .  $18.2  $25.9    $299.9
                                                               =====  =====    ======

By Geography
  North America . . . . . . . . . . . . . . . . . . . . . . .  $ 1.0  $ 6.4    $194.9
  Outside North America . . . . . . . . . . . . . . . . . . .   17.2   25.6     104.3
  Unallocated . . . . . . . . . . . . . . . . . . . . . . . .      -   (6.1)       .7
                                                               -----  -----    ------

    Total pretax charge . . . . . . . . . . . . . . . . . . .  $18.2  $25.9    $299.9
                                                               =====  =====    ======



     These  two  plans  decreased operating profit and net income as follows:




                                                              Year Ended December 31
                                                           ---------------------------
(Millions  of  dollars)                                        2000    1999     1998
--------------------------------------------------------------------------------------




Operating profit . . . . . . . . . . . . . . . . . . . . . . . $18.2  $25.9    $299.9
Net income . . . . . . . . . . . . . . . . . . . . . . . . . .  12.8   21.1     213.0



          Set forth below is a summary of the types and amounts recognized as accrued expenses for these two plans together with cash payments made against such accruals for the two years ended December 31, 2000.



                                                                         2000
                                                                  -------------------
                                                     Balance                             Balance
(Millions  of  dollars)                              12/31/99    Additions    Payments  12/31/00
--------------------------------------------------------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $16.5        $5.5        $(18.7)     $3.3
Environmental costs and lease contract terminations    8.0           -          (3.0)      5.0
                                                     -----        ----        -------     ----

                                                     $24.5        $5.5        $(21.7)     $8.3
                                                     =====        ====        =======     ====





                                                                         1999
                                                                  -------------------
                                                     Balance     Additions               Balance
(Millions  of  dollars)                              12/31/98   (Reductions)  Payments  12/31/99
--------------------------------------------------------------------------------------------------


Workforce severance . . . . . . . . . . . . . . . .  $ 53.3       $ 11.2      $(48.0)     $16.5
Asset removal costs . . . . . . . . . . . . . . . .    15.2         (8.9)       (6.3)         -
Environmental costs and lease contract terminations    41.2         (9.1)      (24.1)       8.0
Other costs . . . . . . . . . . . . . . . . . . . .    20.1        (12.1)       (8.0)         -
                                                     ------       ------      ------      -----

                                                     $129.8       $(18.9)     $(86.4)     $24.5
                                                     ======       ======      ======      =====

     These two plans are completed as of December 31, 2000. The accrued expense balance of $8.3 million will be paid in accordance with the terms of the applicable employee severance and other agreements.

OTHER  INFORMATION

1999  Unusual  Charges

     In 1999, the Corporation incurred $13.6 million of unusual business improvement costs that were not related to the business improvement plans discussed above. The costs, which primarily were for employee severance and write off of assets removed from service, were charged to cost of products sold when incurred.

Write-down  of  Certain  Intangible  and  Other  Assets

     In 1998, the carrying amounts of trademarks and unamortized goodwill of certain European businesses were determined to be impaired and written down. In addition, the Corporation began depreciating the cost of all newly acquired personal computers ("PCs") over two years. In recognition of the change in estimated useful lives, PC assets with a remaining net book value of $16.6 million became subject to accelerated depreciation charges. These charges, along with $8.8 million of charges for write-downs of other assets and a loss on a pulp contract, reduced 1998 operating profit $81.2 million and net income $64.7 million. Of the $81.2 million, $6.8 million was charged to cost of products sold and $74.4 million was charged to general expense. In 1999, accelerated depreciation on PCs reduced operating profit $8.3 million, $2.7 million of which was charged to cost of products sold and $5.6 million was charged to general expense. In 2000, accelerated depreciation on PCs reduced operating profit $6.2 million, $2.0 million of which was charged to cost of products sold and $4.2 million was charged to general expense. At September 30, 2000, these PCs were fully depreciated.

     Approximately 91 percent of the 1998 write-down of certain intangible and other assets and accelerated depreciation on PCs described above related to the Personal Care segment and 9 percent related to the Tissue segment. In 2000 and 1999, 50 percent of $6.2 million and $8.3 million, respectively, of accelerated depreciation was charged to each of the Personal Care and Tissue segments.

NOTE  3.      INCOME  TAXES

     An  analysis  of  the  provision  for  income  taxes  follows:




                                                                Year Ended December 31
                                                              ------------------------
(Millions  of  dollars)                                         2000     1999     1998
--------------------------------------------------------------------------------------
Current income taxes:
  United States. . . . . . . . . . . . . . . . . . . . . . .  $407.3   $386.9   $402.0
  State. . . . . . . . . . . . . . . . . . . . . . . . . . .    36.5     69.8     26.8
  Other countries. . . . . . . . . . . . . . . . . . . . . .   230.6    147.3     79.8
                                                              -------  -------  -------

    Total. . . . . . . . . . . . . . . . . . . . . . . . . .   674.4    604.0    508.6
                                                              -------  -------  -------

Deferred income taxes:
  United States. . . . . . . . . . . . . . . . . . . . . . .    91.3    139.2     39.8
  State. . . . . . . . . . . . . . . . . . . . . . . . . . .    14.0    (18.7)     5.5
  Other countries. . . . . . . . . . . . . . . . . . . . . .   (21.2)     5.7    (38.3)
                                                              -------  -------  -------

    Total. . . . . . . . . . . . . . . . . . . . . . . . . .    84.1    126.2      7.0
                                                              -------  -------  -------

Total provision for income taxes . . . . . . . . . . . . . .   758.5    730.2    515.6

Less income taxes related to cumulative effect of
  accounting change. . . . . . . . . . . . . . . . . . . . .       -        -     (6.6)
                                                              -------  -------  -------

Total provision excluding income taxes related to cumulative
  effect of accounting change. . . . . . . . . . . . . . . .  $758.5   $730.2   $522.2
                                                              =======  =======  =======



     Income before income taxes is classified in the Consolidated Income Statement as follows:




                                                                  Year Ended December 31
                                                             ---------------------------
(Millions  of  dollars)                                           2000     1999     1998
----------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Change:
  United States. . . . . . . . . . . . . . . . . . . . . . .  $1,787.5 $1,782.7 $1,455.6
  Other countries. . . . . . . . . . . . . . . . . . . . . .     648.5    469.0     67.7
                                                              --------  -------  -------

                                                              $2,436.0 $2,251.7 $1,523.3
                                                              ======== ======== ========

Cumulative Effect of Accounting Change:
  United States. . . . . . . . . . . . . . . . . . . . . . .  $      - $      - $  (17.2)
  Other countries. . . . . . . . . . . . . . . . . . . . . .         -        -      (.6)
                                                              -------- -------- ---------

                                                              $      - $      - $  (17.8)
                                                              ======== ======== =========

     Deferred  income  tax  assets  are  composed  of  the  following:



                                                                          December  31
                                                                     -----------------
(Millions  of  dollars)                                                 2000      1999
--------------------------------------------------------------------------------------



Current deferred income tax asset attributable to:

  Advertising and promotion accruals. . . . . . . . . . . . . . . .  $  20.8   $  27.5
  Pension, postretirement and other employee benefits . . . . . . .    130.4     121.9
  Other accrued expenses. . . . . . . . . . . . . . . . . . . . . .    100.0     124.6
  Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . .     24.8      31.0
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     14.7       6.7
  Valuation allowances. . . . . . . . . . . . . . . . . . . . . . .     (3.6)      (.3)
                                                                     --------  --------

Net current deferred income tax asset . . . . . . . . . . . . . . .  $ 287.1   $ 311.4
                                                                     ========  ========

Noncurrent deferred income tax asset attributable to:

  Accumulated depreciation. . . . . . . . . . . . . . . . . . . . .  $ (16.7)  $ (42.4)
  Income tax loss carryforwards . . . . . . . . . . . . . . . . . .    222.3     294.1
  Foreign tax credits . . . . . . . . . . . . . . . . . . . . . . .     30.0      22.9
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     22.1      11.1
  Valuation allowances. . . . . . . . . . . . . . . . . . . . . . .   (155.2)   (278.7)
                                                                     --------  --------

Net noncurrent deferred income tax asset included in other assets    $ 102.5   $   7.0
                                                                     ========  ========

Noncurrent deferred income tax liability attributable to:

  Accumulated depreciation. . . . . . . . . . . . . . . . . . . . .  $(928.5)  $(888.8)
  Income tax loss carryforwards . . . . . . . . . . . . . . . . . .     40.7      55.3
  Pension and other postretirement benefits . . . . . . . . . . . .    157.9     227.0
  Installment sales . . . . . . . . . . . . . . . . . . . . . . . .   (275.7)   (275.7)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18.1      45.3
                                                                     --------  --------

Net noncurrent deferred income tax liability. . . . . . . . . . . .  $(987.5)  $(836.9)
                                                                     ========  ========

     Valuation allowances for deferred income tax assets decreased $120.2 million in 2000 and decreased $6.6 million in 1999. Valuation allowances at the end of 2000 primarily relate to the potentially unusable portion of income tax loss carryforwards of $766 million in jurisdictions primarily outside the United States. If not utilized against taxable income, $190 million of the loss carryforwards will expire from 2001 through 2010. The remaining $576 million has no expiration date.

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

     Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes excluding income taxes applicable to the cumulative effect of an accounting change.



                                                           Year  Ended  December  31
                                      -------------------------------------------------------------
                                            2000                 1999                 1998
                                      -----------------     ----------------     ------------------
(Millions  of  dollars)               AMOUNT    PERCENT     Amount   Percent     Amount     Percent
---------------------------------------------------------------------------------------------------



Income before income taxes:
  As reported. . . . . . . . . . . .  $2,436.0              $2,251.7             $1,523.3
  Charges (credits) for business
    improvement programs and
    other unusual items. . . . . . .      (1.1)                (97.3)               280.1
                                      --------              --------             --------
      Income before income taxes
        excluding the above charges.  $2,434.9              $2,154.4             $1,803.4
                                      ========              ========             ========

Tax at U.S. statutory rate(a). . . .  $  852.2   35.0%      $  754.0   35.0%     $  631.2     35.0%
State income taxes, net of federal
  tax benefit. . . . . . . . . . . .      32.5    1.3           29.7    1.4          17.3      1.0
Operating losses for which no tax
  benefit was recognized . . . . . .      15.8     .6           19.7     .9          34.6      1.9
Net operating losses realized. . . .     (71.4)  (2.9)         (12.7)   (.6)        (10.2)     (.5)
Other - net. . . . . . . . . . . . .     (73.9)  (3.0)         (99.1)  (4.6)        (96.1)    (5.4)
                                      --------   ----       --------   ----      --------    -----

                                         755.2   31.0%         691.6   32.1%        576.8     32.0%
                                                 ====                  ====                   ====

Tax effects of business improvement
  programs and other unusual items .       3.3      -           38.6   39.7%        (54.6)   (19.5)%
                                      --------   ====       --------   ====      ---------   =====

Provision for income taxes . . . . .  $  758.5   31.1%      $  730.2   32.4%     $  522.2     34.3%
                                      ========   ====       ========   ====      ========     ====



(a) Tax at U.S. statutory rate is based on income before income taxes excluding the charges (credits) for business improvement programs and other unusual items. The tax effects of such programs are shown elsewhere in the table.

     At December 31, 2000, income taxes have not been provided on approximately $2.4 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $210 million would be payable upon remittance of all previously unremitted earnings at December 31, 2000.

NOTE  4.    POSTRETIREMENT  AND  OTHER  BENEFITS

PENSION  PLANS

     The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. For the principal defined benefit plans in North America and the United Kingdom, the funding policy is to contribute assets that, at a minimum, fully fund the accumulated benefit obligation, subject to regulatory and tax deductibility limits. The funding policy for nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code and for the remaining defined benefit plans outside North America is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

OTHER  POSTRETIREMENT  BENEFIT  PLANS

     Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Certain benefits are based on
years  of  service  and  age  at  retirement.    The  plans  are  principally
noncontributory for employees who retired before 1993 and are contributory for most employees who retire in 1993 or after. Certain U.S. plans limit the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. Certain other U.S. plans limit the Corporation's future cost for retiree medical benefits to a defined annual per capita medical cost.

     Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.



                                                        Pension Benefits      Other Benefits
                                                      -------------------   -----------------
                                                              Year Ended December 31
                                                      ---------------------------------------
 (Millions of dollars)                                   2000      1999       2000      1999
 --------------------------------------------------------------------------------------------



CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year. . . . . .  $3,648.5   $3,867.5   $ 626.9   $ 658.6
  Service cost . . . . . . . . . . . . . . . . . . .      63.4       73.3      10.9      12.5
  Interest cost. . . . . . . . . . . . . . . . . . .     263.6      251.1      48.3      45.2
  Participants' contributions. . . . . . . . . . . .       8.5        7.2       5.2       4.9
  Amendments . . . . . . . . . . . . . . . . . . . .       4.5       11.6         -         -
  Actuarial loss (gain). . . . . . . . . . . . . . .     181.3     (292.9)     41.0     (28.4)
  Acquisitions . . . . . . . . . . . . . . . . . . .       6.6        1.0         -         -
  Curtailments . . . . . . . . . . . . . . . . . . .         -       11.9         -      (4.1)
  Special termination benefits . . . . . . . . . . .       1.1        1.9         -         -
  Currency exchange rate effects . . . . . . . . . .     (68.9)     (12.2)      (.9)      1.5
  Benefit payments . . . . . . . . . . . . . . . . .    (261.5)    (271.9)    (69.5)    (63.3)
                                                      --------   --------   -------   -------

  Benefit obligation at end of year. . . . . . . . .   3,847.1    3,648.5     661.9     626.9
                                                      --------   --------   -------   -------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year . .   4,426.2    3,927.2         -         -
  Actual (loss) return on plan assets. . . . . . . .     (47.5)     736.9         -         -
  Acquisitions . . . . . . . . . . . . . . . . . . .       2.7          -         -         -
  Employer contributions . . . . . . . . . . . . . .      19.3       25.0      64.3      58.4
  Participants' contributions. . . . . . . . . . . .       8.5        7.2       5.2       4.9
  Currency exchange rate effects . . . . . . . . . .     (67.7)      (8.4)        -         -
  Benefit payments . . . . . . . . . . . . . . . . .    (255.0)    (261.7)    (69.5)    (63.3)
                                                      --------   --------   -------   -------

  Fair value of plan assets at end of year . . . . .   4,086.5    4,426.2         -         -
                                                      --------   --------   -------   -------
FUNDED STATUS
  Excess (deficiency) of plan assets over benefit
       obligation. . . . . . . . . . . . . . . . . .     239.4      777.7    (661.9)   (626.9)
  Unrecognized net actuarial gain. . . . . . . . . .     (37.0)    (682.4)    (46.2)    (91.6)
  Unrecognized transition amount . . . . . . . . . .      (5.4)     (10.9)        -         -
  Unrecognized prior service cost. . . . . . . . . .      62.5       67.0     (13.4)    (15.5)
                                                      --------   --------   -------   -------

  Net amount recognized. . . . . . . . . . . . . . .  $  259.5   $  151.4   $(721.5)  $(734.0)
                                                      ========   ========   =======   =======

AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
  Prepaid benefit cost . . . . . . . . . . . . . . .  $  364.1   $  248.2   $     -   $     -
  Accrued benefit cost . . . . . . . . . . . . . . .    (131.9)    (117.9)   (721.5)   (734.0)
  Intangible asset . . . . . . . . . . . . . . . . .       4.6        4.9         -         -
  Accumulated other comprehensive income . . . . . .      22.7       16.2         -         -
                                                      --------   --------   -------   -------

  Net amount recognized. . . . . . . . . . . . . . .  $  259.5   $  151.4   $(721.5)  $(734.0)
                                                      ========   ========   =======   =======


  The above pension benefits information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed accumulated benefit obligations ("ABO") have been combined with plans where the ABO exceeds plan assets.

Summary  disaggregated  information  about  these  pension  plans  follows:


                                           Assets  Exceed      ABO  Exceeds
                                                ABO               Assets
                                          ---------------     --------------
                                                      December  31
                                          ----------------------------------
(Millions  of  dollars)                     2000      1999     2000    1999
----------------------------------------------------------------------------
Projected benefit obligation . . . . . .  $3,650.0  $3,483.1  $197.1  $165.4
ABO. . . . . . . . . . . . . . . . . . .   3,364.6   3,309.1   167.6   152.6
Fair value of plan assets. . . . . . . .   4,037.5   4,379.6    49.0    46.6




                                          Pension  Benefits   Other  Benefits
                                          -----------------   ---------------
                                                      December 31
                                          ------------------------------------
                                            2000      1999     2000    1999
----------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
  Discount rate . . . . . . . . . .       7.2%      7.4%      7.5%    7.7%
  Expected return on plan assets. .       9.3%      9.3%        -       -
  Rate of compensation increase . .       4.1%      4.3%        -       -
  Health care cost trend rate(a). .         -         -       6.9%    7.5%



(a) Assumed to decrease gradually to 6% in 2003 and remain at that level for the large majority of plans and to zero by 2005 and thereafter for the balance.



                                             Pension  Benefits          Other  Benefits
                                       ----------------------------  ---------------------
                                                      Year  Ended  December  31
                                       ---------------------------------------------------
(Millions  of  dollars)                  2000       1999     1998     2000    1999    1998
------------------------------------------------------------------------------------------



COMPONENTS OF NET PERIODIC
BENEFIT COST
  Service cost. . . . . . . . . . . .  $  63.4   $  73.3   $  69.2   $10.9   $12.5   $11.8
  Interest cost . . . . . . . . . . .    263.6     251.1     247.1    48.3    45.2    44.2
  Expected return on plan assets. . .   (397.6)   (352.8)   (332.3)      -       -       -
  Amortization of prior service cost.      9.1       9.5       8.5    (2.1)   (2.1)   (2.1)
  Amortization of transition amount .     (4.4)     (4.6)     (5.3)      -       -       -
  Recognized net actuarial (gain)
    loss. . . . . . . . . . . . . . .    (20.2)      4.8       2.9    (4.3)   (4.4)   (4.9)
  Curtailments. . . . . . . . . . . .        -      18.0        .7       -    (4.1)    (.4)
  Other . . . . . . . . . . . . . . .      1.0       6.1       5.1       -       -       -
                                       -------   -------   -------   -----   -----   -----

  Net periodic benefit cost (credit).  $ (85.1)  $   5.4   $  (4.1)  $52.8   $47.1   $48.6
                                       =======   =======   =======   =====   =====   =====



     Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects:



                                                             One-Percentage-Point
                                                             --------------------
(Millions  of  dollars)                                      Increase    Decrease
---------------------------------------------------------------------------------
Effect on total of service and interest cost components . . . $ 3.2       $ 4.3
Effect on postretirement benefit obligation . . . . . . . . .  40.9        42.4

DEFINED  CONTRIBUTION  RETIREMENT  PLANS

     The Corporation's contributions to the defined contribution retirement plans are based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $29.8 million, $26.1 million and $23.8 million in 2000, 1999 and 1998, respectively.


INVESTMENT  PLANS

     Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Cos s charged to expense under the plans were $22.6 million, $25.1 million and $26.1 million in 2000, 1999 and 1998, respectively.

NOTE  5.    EARNINGS  PER  SHARE

     A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:



                                                                   Average  Common  Shares Outstanding
                                                                   -----------------------------------
(Millions)                                                               2000     1999    1998
----------------------------------------------------------------------------------------------------
Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      539.5    536.3   550.3
  Dilutive effect of stock options. . . . . . . . . . . . . . . . .        3.9      3.1     2.3
  Dilutive effect of deferred compensation plan shares. . . . . . .         .1       .1       -
  Dilutive effect of shares issued for participation share awards .         .3       .6      .5
                                                                         -----    -----   -----

Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      543.8    540.1   553.1
                                                                         =====    =====   =====



     Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:



Description                                                              2000       1999      1998
----------------------------------------------------------------------------------------------------

Average number of share equivalents (millions). . . . . . . . . . .       .5        .1        8.9
Weighted-average option price . . . . . . . . . . . . . . . . . . .    $157.27(a) $58.10    $52.74
Expiration date of options. . . . . . . . . . . . . . . . . . . . .  2001 TO 2010  2009   2004 to 2008
Options outstanding at year end . . . . . . . . . . . . . . . . . .        .5       .1        9.1

(a) The weighted-average option price in 2000 represents converted options from the Safeskin Corporation acquisition.

     The number of common shares outstanding as of December 31, 2000, 1999 and 1998 was 533.4 million, 540.6 million and 538.3 million, respectively.

NOTE  6.      DEBT

     Long-term debt is composed of the following:


                                                          Weighted-
                                                          Average                     December  31
                                                          Interest                 ----------------
                                                            Rate    Maturities      2000     1999
---------------------------------------------------------------------------------------------------

Notes and debentures. . . . . . . . . . . . . . . . . . .   7.3%   2001 to 2028  $1,652.8  $1,591.6
Industrial development revenue bonds. . . . . . . . . . .   4.7%   2002 to 2034     414.1     416.8
Bank loans and other financings in various currencies . .   9.7%   2001 to 2016     211.2     215.6
                                                                                 --------  --------

Total long-term debt. . . . . . . . . . . . . . . . . . .                         2,278.1   2,224.0

  Less current portion. . . . . . . . . . . . . . . . . .                           277.5     297.4
                                                                                 --------   -------

Long-term portion . . . . . . . . . . . . . . . . . . . .                        $2,000.6  $1,926.6
                                                                                 ========  ========



     Fair value of long-term debt was $2,295.9 million and $2,212.0 million at December 31, 2000 and 1999, respectively. Scheduled maturities of long-term debt are $45.6 million in 2002, $33.5 million in 2003, $122.7 million in 2004 and $56.1 million in 2005.

     At  December  31,  2000,  the  Corporation  had a $1.1 billion syndicated revolving credit facility. This facility, unused at December 31, 2000, permits borrowing at competitive interest rates and is available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facility without penalty at any time prior to its expiration. Of this facility, $550 million expires in October 2001 and the balance expires in November 2005.

     Debt  payable  within  one  year:



                                                                                    December  31
                                                                                 ----------------
(Millions of dollars)                                                              2000     1999
-------------------------------------------------------------------------------------------------
Commercial paper. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,046.3  $353.4
Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . .     277.5   297.4
Other short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     166.7   131.6
                                                                                 --------  ------

  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,490.5  $782.4
                                                                                 ========  ======



     At December 31, 2000 and 1999, the weighted-average interest rate for commercial paper was 6.5 percent and 5.4 percent, respectively.

NOTE  7.      RISK  MANAGEMENT

     As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties.

Foreign  Currency  Risk  Management

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2000, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

     Changes in foreign currency transaction rates decreased net income $2.2 million, $1.4 million and $32.8 million in 2000, 1999 and 1998, respectively. Included in foreign currency losses were the Corporation's share of foreign currency gains and losses at the Corporation's Mexican affiliate, Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"), attributable to changes in the value of the Mexican peso, which is the Corporation's most significant foreign currency risk. The Corporation's share of the peso currency losses was not significant in 2000 and 1999, and was $.02 per share in 1998.

     Beginning  in  1999,  the  Mexican  economy  was  no  longer deemed to be hyperinflationary and the peso, rather than the U.S. dollar, became the functional currency for accounting purposes. Consequently, changes in the value of the peso resulted in gains or losses on U.S. dollar obligations of KCM. Prior to 1999, Mexico's economy was deemed to be hyperinflationary and the functional currency of KCM was the U.S. dollar. Accordingly, changes in the value of the peso did not result in foreign currency gains or losses attributable to the U.S. dollar obligations of KCM. However, changes in the value of the peso in 1998 resulted in gains or losses attributable to peso-denominated monetary assets held by KCM.

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

     The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency forward contracts outstanding at December 31, 2000 and 1999:



                                                 2000                               1999
                                ----------------------------------   ---------------------------------
                                 NOTIONAL                              Notional
                                 PRINCIPAL       CARRYING    FAIR      Principal      Carrying  Fair
(Millions  of  dollars)          AMOUNTS         VALUES     VALUES     Amounts        Values    Values
------------------------------------------------------------------------------------------------------
Forward contracts
  Assets. . . . . . . . . . .    $333.5          $ 12.1     $  7.3     $770.5         $18.0     $16.8
  Liabilities . . . . . . . .     664.3           (20.2)     (13.9)     375.9          (6.8)     (4.4)

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

     The  income  statements  and  balance  sheets  of  operations  in hyperinflationary  economies  are  translated  into  U.S.  dollars  using both
current  and  historical  rates  of  exchange.    For  balance  sheet accounts
translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Operations that are deemed to be hyperinflationary are as follows: Ecuador (prior to 2000), Russia, Turkey and Venezuela.

     Translation exposure generally is not hedged. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in their local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.

Interest  Rate  Risk  Management

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2000 and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

Commodity  Price  Risk  Management

     The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 25 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks.

NOTE  8.  STOCK  COMPENSATION  PLANS

     Kimberly-Clark Equity Participation Plans ("Plans") provide for awards of participation shares and stock options to key employees of the Corporation and its subsidiaries. Upon maturity, participation share awards are paid in cash based on the increase in the book value as defined by the Plans of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares are shares of common stock. In conjunction with the restricted stock plan discussed later in this note, no additional participation shares will be awarded after 1998.

     Data  concerning  participation  and  dividend  shares  follow:



(Thousands  of  shares)                    2000      1999      1998
------------------------------------------------------------------------------

Outstanding - Beginning of year . . . . .  10,229    10,049    9,381

Awarded . . . . . . . . . . . . . . . . .       -         -    2,145

Dividend shares credited - net. . . . . .     602       808      883

Matured . . . . . . . . . . . . . . . . .  (4,015)     (483)  (1,925)

Forfeited . . . . . . . . . . . . . . . .    (208)     (145)    (435)
                                           ------    ------   ------

Outstanding - End of year . . . . . . . .   6,608    10,229   10,049
                                           ======    ======   ======



     Amounts expensed related to participation shares were $44.5 million, $34.9 million and $23.1 million in 2000, 1999 and 1998, respectively.

     The Corporation also has stock option plans under which executives and key employees may be granted awards. Under these plans, all stock options are granted at not less than market value at the date of grant, expire 10 years after the date of grant and generally become exercisable over three years.

     In October 1997, approximately 57,000 employees worldwide were granted approximately 3.2 million stock options and .2 million stock appreciation rights under the Corporation's Global Stock Option Plan. Employees were granted options to purchase a fixed number of shares, ranging from 25 to 125 shares per employee, of common stock at a price equal to the fair market value of the Corporation's stock at the date of grant. The grants generally became exercisable after the third anniversary of the grant date and have a term of seven years.

     As part of the acquisitions of Safeskin Corporation ("Safeskin") in 2000 and Ballard Medical Products ("Ballard") in 1999, outstanding Safeskin and Ballard stock options were converted into options to acquire approximately 1.4 million and .5 million shares, respectively, of the Corporation's common stock at a weighted-average exercise price of $85.22 and $36.13, respectively.

     Data  concerning  stock  option  activity  follows:




                                       2000                       1999                       1998
                               -----------------------   --------------------------    ---------------------
                                            WEIGHTED-               Weighted-                  Weighted-
                                            AVERAGE                 Average                    Average
                                            EXERCISE                Exercise                   Exercise
(Options  in  thousands)       OPTIONS       PRICE       Options     Price            Options    Price
------------------------------------------------------------------------------------------------------------
Outstanding - Beginning of
  year . . . . . . . . . . .   20,167      $44.08         17,132     $41.04            16,195   $36.73
Granted. . . . . . . . . . .    5,799       52.95          5,271      48.46             3,076    55.94
Exercised. . . . . . . . . .   (2,876)      30.88         (2,154)     27.24            (1,608)   22.91
Canceled or expired. . . . .     (554)      67.96           (545)     51.46              (531)   50.86
Converted Safeskin and
  Ballard stock options. . .    1,405       85.22            463      36.13                 -        -
                               ------                     ------                       ------

Outstanding - End of year. .   23,941(a)    49.67         20,167      44.08            17,132    41.04
                               ======                     ======                       ======

Exercisable - End of year. .   11,330       46.95          9,588      36.59             8,429    30.10
                               ======                     ======                       ======



(a) Data concerning stock options at December 31, 2000 follows (options in thousands):



                                   Options  Outstanding
                            ----------------------------------
                                                                    Options  Exercisable
                                       Weighted-                 ------------------------
                                       Average     Remaining                    Weighted-
                                       Exercise    Contractual                  Average
Excercise Price Range       Options     Price      Life (Years)   Options        Price
-----------------------------------------------------------------------------------------
$12.36  -   $28.34. . . . .   2,908    $ 25.16       3.1           2,908         $ 25.16
 30.42  -    40.43. . . . .   2,106      39.88       4.8           2,106           39.88
 40.85  -    52.13. . . . .   9,891      49.58       6.4           4,213           49.29
 53.05  -    64.50. . . . .   8,583      54.01       8.3           1,705           55.98
 82.44  -   255.63. . . . .     453     172.56       1.4             398          179.85
                              -----                               ------
                             23,941                               11,330
                             ======                               ======



     At December 31, 2000, the number of additional shares of common stock of the Corporation available for awards under the 1992 Plan was 10.3 million shares.

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



(Millions  of  dollars,  except  per  share  amounts)       2000     1999     1998
---------------------------------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . .   $53.3    $41.2    $31.0
Basic and diluted net income per share. . . . . . . . . .     .10      .08      .06

     The weighted-average fair value of the individual options granted during 2000, 1999 and 1998 is estimated as $16.24, $11.77 and $13.36, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:



                              2000        1999        1998
------------------------------------------------------------
Dividend yield. . . . . .     2.04%       2.15%       1.79%
Volatility. . . . . . . .    26.20%      21.40%      17.60%
Risk-free interest rate .     6.50%       5.25%       5.59%
Expected life . . . . . .  5.8 YEARS   5.8 years   5.8 years




UNEARNED  COMPENSATION  ON  RESTRICTED  STOCK  AWARDS

     Effective January 1, 1999, the Corporation adopted a restricted stock plan under which certain key employees may be granted, in the aggregate, up to
2.5 million shares or awards of restricted stock units of the Corporation's common stock. These restricted stock awards vest and become unrestricted shares in three to 10 years from the date of grant. Although plan participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period. During 2000, .5 million shares were awarded at an average share price of $58.18. During 1999, .4 million shares were awarded at an average share price of $48.59. As of December 31, 2000, 1.6 million shares of the Corporation's common stock remained available for awards.

     The market value of the Corporation's common stock determines the value of the restricted stock, and such value is recorded at the date of the award as unearned compensation on restricted stock in a separate component of stockholders' equity. This unearned compensation is amortized to compensation expense over the periods of restriction. During 2000 and 1999, $10.8 million and $5.0 million, respectively, was charged to compensation expense under the plan. The tax effect of differences between compensation expense for financial statement and income tax purposes is charged or credited to additional paid-in capital.

NOTE  9.  COMMITMENTS

LEASES

     The future minimum obligations under leases having a noncancelable term in excess of one year as of December 31, 2000, are as follows:


                                                    Operating
(Millions  of  dollars)                              Leases
-------------------------------------------------------------
Year Ending December 31:
  2001 . . . . . . . . . . . . . . . . . . . . . . .   $ 72.2
  2002 . . . . . . . . . . . . . . . . . . . . . . .     45.2
  2003 . . . . . . . . . . . . . . . . . . . . . . .     31.4
  2004 . . . . . . . . . . . . . . . . . . . . . . .     24.1
  2005 . . . . . . . . . . . . . . . . . . . . . . .     17.6
  Thereafter . . . . . . . . . . . . . . . . . . . .     47.3
                                                       ------

Future minimum obligations . . . . . . . . . . . . .   $237.8
                                                       ======



     Operating lease obligations have been reduced by approximately $8.7 million for rental income from noncancelable sublease agreements.

     Consolidated rental expense under operating leases was $145.9 million, $151.4 million and $156.9 million in 2000, 1999 and 1998, respectively.


RAW  MATERIALS

     The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp. The minimum purchase commitments extend to 2005. At current prices, the commitments are approximately $651 million, $668 million and $465 million in 2001, 2002 and 2003, respectively. The commitment beyond the year 2003 is approximately $339 million in total.


     Although the Corporation is primarily liable for rental payments on the above-mentioned leases and, considering the purchase commitments for raw materials described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

NOTE  10.    STOCKHOLDERS'  EQUITY  AND  OTHER  COMPREHENSIVE  INCOME

STOCKHOLDERS'  EQUITY

     At December 31, 2000, unremitted net income of equity companies included in consolidated retained earnings was $771 million.

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

OTHER  COMPREHENSIVE  INCOME  (LOSS)

     The changes in the components of other comprehensive income (loss) are as follows:



                                                               Year Ended December 31
                             ----------------------------------------------------------------------------------------
                                        2000                            1999                           1998
                             -------------------------      ----------------------------    -------------------------
                             PRETAX   TAX EXP.    NET       Pretax     Tax Exp.   Net       Pretax    Tax Exp.  Net
(Millions of dollars)        AMOUNT   (CREDIT)  AMOUNT      Amount     (Credit) Amount      Amount    (Credit) Amount
---------------------------------------------------------------------------------------------------------------------
Unrealized translation
  adjustments. . . . . . .  $(218.8)  $   -   $(218.8)      $(154.6)   $  -     $(154.6)    $ 3.1     $  -     $3.1
Minimum pension liability
  adjustment . . . . . . .     (6.5)   (2.5)     (4.0)          6.6     2.5         4.1      (1.4)     (.6)     (.8)
                            -------   -----   -------       -------    ----      ------     -----     ----     ----

Other comprehensive
  income (loss). . . . . .  $(225.3)  $(2.5)  $(222.8)      $(148.0)   $2.5     $(150.5)    $ 1.7     $(.6)    $2.3
                            =======   =====   =======       =======    ====     =======     =====     ====     ====




     Accumulated balances of other comprehensive income (loss), net of applicable income taxes:



                                                              December  31
                                                         -----------------------
(Millions  of  dollars)                                     2000         1999
--------------------------------------------------------------------------------
Unrealized translation adjustments . . . . . . . . . . . $(1,323.5)    $(1,104.7)
Minimum pension liability adjustment . . . . . . . . . .     (14.1)        (10.1)
                                                         ---------     ---------

Accumulated other comprehensive income (loss). . . . . . $(1,337.6)    $(1,114.8)
                                                         =========     =========

NOTE  11.      ACQUISITIONS  AND  DISPOSITIONS  OF  BUSINESSES

ACQUISITIONS

     On February 8, 2000, the Corporation completed the acquisition of Safeskin through the exchange of approximately 10.7 million shares of the Corporation's common stock for all the outstanding shares of Safeskin. The value of the exchange of stock plus related acquisition costs was approximately $750 million. On June 30, 2000, the Corporation completed the acquisition of S-K Corporation ("S-K") in Taiwan. These acquisitions were accounted for as purchases. Accordingly, the results of operations of these two entities have been included in the Corporation's consolidated results of operations from the date of their acquisition and their assets and liabilities are included in the consolidated balance sheet as of December 31, 2000.

     The Corporation engaged independent appraisers to assist in the determination of the fair value of the acquired assets of Safeskin and S-K. Although the appraisals are not yet complete, the Corporation believes that the allocation of the purchase price will result in assigning values to goodwill and other intangible assets in a range of $755 million to $780 million. These intangibles will be amortized on the straight-line method over periods of up to 30 years.

     The unaudited pro forma combined historical results of the Corporation, as if Safeskin and S-K had been acquired at the beginning of fiscal 2000 and 1999, are estimated to be:



(Millions  of  dollars,  except  per  share  amounts)             2000       1999
------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . .  $14,066.7  $13,329.3
Net income . . . . . . . . . . . . . . . . . . . . . . . . . .    1,799.3    1,636.2
Basic net income per share . . . . . . . . . . . . . . . . . .       3.33       3.05
Diluted net income per share . . . . . . . . . . . . . . . . .       3.30       3.03



     The pro forma results include amortization of the intangibles discussed above and interest expense on debt assumed to be issued to acquire the treasury stock exchanged in the Safeskin purchase and to finance the purchase of S-K. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

     In June 1999, the Corporation acquired the European consumer and away-from-home tissue businesses of Attisholz Holding AG for $365 million in cash. In September 1999, the Corporation completed the acquisition of Ballard through the exchange of approximately 13.8 million shares of the Corporation's common stock for all the outstanding shares of Ballard. The value of the exchange of stock plus related acquisition costs was approximately $788 million. These two acquisitions were both recorded as purchases and resulted in the allocation of values to goodwill and other intangible assets of $704 million.

     The costs of other acquisitions relating primarily to increased ownership and expansion in Asia and Latin America in 2000, 1999 and 1998 were $175.5 million, $44.8 million and $343.5 million, respectively. The Corporation recognized goodwill on acquisitions of consolidated subsidiaries of $130.0 million in 2000, $41.4 million in 1999 and $72.8 million in 1998. In addition, goodwill of $150.4 million related to the acquisitions of equity companies in 1998 was recorded in investments in equity companies.

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

     On September 30, 1999, the Corporation sold approximately 460,000 acres of the Southeast Timberlands to Joshua Timberlands, LLC for notes receivable with approximate face value of $400 million ("Joshua Notes"). The Joshua Notes, which were recorded at their fair value of approximately $383 million, bear interest initially at floating rates based on LIBOR less 15 basis points and are backed by irrevocable standby letters of credit issued by a major money-center bank, are due September 30, 2009 and are extendable in additional five-year increments up to September 30, 2029, at the option of the note holder. Additional acres of such timberland and related equipment were sold to other buyers prior to September 30, 1999 for $66 million in cash. The closure of the pulp mill combined with the sale of the related timberlands resulted in a pretax gain of $153.3 million, which was recorded in other
(income) expense, net. The after-tax effect of the transaction was a gain of $95.7 million, or $.18 per share.

     In November 1999, the Joshua Notes were transferred for cash to a noncontrolled special purpose entity ("SPE") in which the Corporation has a minority voting interest. The transfer of the Joshua Notes, which was accounted for as a sale, resulted in no gain or loss to the Corporation. The SPE is accounted for as an equity investment.

     In connection with the Mobile pulp mill closure, on May 5, 1998, the Corporation gave notice to Mobile Energy Services Company, L.L.C. ("MESC") of its intent to terminate a long-term energy services contract. The resulting termination penalty of $24.3 million was charged to cost of products sold in the second quarter of 1998. On January 14, 1999, MESC and related parties (the "Debtors") filed for Chapter 11 bankruptcy protection and instituted an action against the Corporation claiming unspecified damages in connection with the pulp mill closure.

     On December 31, 1999, a joint motion (the "Motion") was filed with the U.S. Bankruptcy Court (the "Court") seeking approval of a settlement agreement and compromise of claims and pending litigation against the Corporation arising from the closure of the pulp mill and termination of the energy services contract. Under the proposed settlement agreement, the Corporation agreed to pay MESC at closing approximately $30 million, subject to certain adjustments. The Court granted the Motion on January 24, 2000. Closing of the settlement would be subject to, among other conditions, the Debtors filing a plan of reorganization  from  bankruptcy and the ultimate approval of that
plan by the Court.    The  approximate $30 million payment, which will be
accrued when the conditions for settlement are met, is in addition to $24.3 million previously accrued by the Corporation. In addition, the proposed settlement provides, among other things, an agreement by MESC to provide energy to the Corporation's Mobile tissue mill at market rates.

     In August 2000, the Debtors filed a plan of reorganization with the Court that would implement the settlement agreement. During the fourth quarter of 2000, several crucial elements of the Debtors' plan became no longer viable.
As a result, the Debtors have sought and received from the Court and the Corporation several extensions of deadlines contained in the settlement agreement.

     Because of uncertainty involving the Debtors' business plans, the settlement agreement may not be finalized and approved by the Court. Consequently, the Corporation has developed contingency plans to minimize or avoid disruption to its Mobile operations in the event that MESC is unable or unwilling to supply energy to the Mobile tissue mill. If the settlement agreement is not finalized, the litigation and arbitration proceedings between the Corporation and the Debtors could resume. The outcome of the MESC litigation, arbitration and settlement is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

K-C  Aviation  Inc.
-------------------

     In August 1998, the Corporation completed the sale of its subsidiary, K-C Aviation Inc., for $250 million in cash. The sale resulted in a pretax gain of $140.0 million, which was included in other (income) expense, net. The transaction resulted in an after-tax gain of $78.3 million, or $.14 per share.

NOTE  12.    CONTINGENCIES  AND  LEGAL  MATTERS

LITIGATION

     On May 13, 1997, the State of Florida, acting through its attorney general, filed a complaint in the Gainesville Division of the United States
District  Court  for  the  Northern  District  of  Florida  alleging  that manufacturers of tissue products for away-from-home use, including the Corporation and Scott, agreed to fix prices by coordinating price increases for such products. Following Florida's complaint, similar actions by the States of Maryland, New York and West Virginia, as well as approximately 45 class action complaints, were filed in various federal and state courts around the United States.

     The actions by the States of Florida, Maryland, New York and West Virginia, the private plaintiffs in Minnesota and the federal private class action plaintiffs were dismissed with prejudice pursuant to settlements with defendants. A settlement was reached in the California class action litigation and was preliminarily approved by the judge in December 2000. With respect to the only remaining litigation, filed in Tennessee on behalf of a purported class of indirect purchasers of commercial products, the Corporation has answered the complaint and has denied the allegations contained therein as well as any liability.

     On February 8, 2000, the Corporation completed the acquisition of Safeskin. Approximately 300 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, were pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers.

     Since March 11, 1999, numerous lawsuits (collectively the "Securities Actions") have been filed in the U.S. District Court for the Southern District of California against Safeskin and certain of its officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Securities Actions were brought by plaintiffs in their individual capacity and on behalf of a purported class of persons who purchased or otherwise acquired Safeskin publicly traded securities during various periods occurring prior to the Corporation's acquisition of Safeskin. The suits allege that plaintiffs purchased Safeskin securities at prices artificially inflated by defendants' misrepresentations and omissions concerning Safeskin's financial condition and prospects and seek an unspecified amount of damages. Defendants' motion to dismiss was denied and discovery is proceeding.

     In addition, a shareholder derivative action has been filed against certain of Safeskin's directors, and Safeskin as a nominal defendant, in the Supreme Court of the State of California, San Diego County (the "Derivative Action"). The Derivative Action alleges breach of fiduciary duty, waste of corporate assets and gross negligence in connection with Safeskin's stock repurchase program and seeks an unspecified amount of damages. The court has stayed discovery in the Derivative Action so that it can be coordinated with discovery in the Securities Actions. Safeskin has referred the defense of the Derivative Action and the Securities Actions to its insurance carriers.

     On April 14, 2000, a complaint was filed against Kimberly-Clark Tissue Company (formerly known as Scott Paper Company) ("KCTC") and others in State of Maine Superior Court. Nineteen plaintiffs seek compensation for injuries allegedly caused by exposure to substances emitted by the defendants' mills, including two former KCTC mills, and from the Central Maine Disposal Landfill in Fairfield, Maine.

     The Corporation intends to contest the foregoing claims vigorously and, in management's opinion, they are not, individually or in the aggregate, expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

     The Corporation is subject to routine litigation from time to time, which, individually or in the aggregate, is not expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

ENVIRONMENTAL  MATTERS

     The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

NOTE  13.      UNAUDITED  QUARTERLY  DATA



                                                  2000                                       1999
(Millions  of  dollars,        -------------------------------------------------------------------------------------
except  per  share  amounts)    FOURTH(A)  THIRD(B)  SECOND(C)  FIRST(D)    Fourth(e)  Third(f)  Second(g)  First(h)
--------------------------------------------------------------------------------------------------------------------
Net sales . . . . . . . . . .  $3,600.8   $3,529.5  $3,464.5   $3,387.2    $3,425.5   $3,307.5  $3,148.6   $3,125.2
Gross profit. . . . . . . . .   1,483.4    1,431.4   1,432.4    1,406.3     1,409.0    1,345.9   1,297.0    1,273.3
Operating profit. . . . . . .     674.7      642.1     638.3      678.7       602.5      719.0     569.3      544.6
Net income. . . . . . . . . .     455.7      440.4     434.3      470.2       424.0      478.4     391.1      374.6
  Per share basis:
    Basic . . . . . . . . . .       .85        .82       .80        .86         .78        .90       .73        .70
    Diluted . . . . . . . . .       .85        .81       .79        .86         .77        .89       .73        .69
Cash dividends declared
  per share . . . . . . . . .       .27        .27       .27        .27         .26        .26       .26        .26
Market price per share:
  High. . . . . . . . . . . .     73.25      61.81     62.94      68.13       69.56      62.19     64.06      54.88
  Low . . . . . . . . . . . .     53.63      49.94     53.00      42.00       50.81      52.13     48.00      44.81
  Close . . . . . . . . . . .     70.69      55.81     57.56      56.06       65.44      52.75     57.00      47.94



(a)  Included in the fourth quarter 2000 are the following items:


                                                                                            Net Income per Share
                                                                                            --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . . .  $5.8      $ 5.8      $ 4.0
  Business integration and other costs . . . . . . . . . . .   1.2        9.6        7.0
  Litigation settlements . . . . . . . . . . . . . . . . . .     -         .6         .3
                                                              ----      -----      -----

    Total. . . . . . . . . . . . . . . . . . . . . . . . . .  $7.0      $16.0      $11.3      $.03     $.02
                                                              ====      =====      =====      ====     ====



(b)  Included in the third quarter 2000 are the following items:


                                                                                            Net Income per Share
                                                                                            --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . . .  $4.1      $ 5.5      $ 3.6
  Business integration and other costs . . . . . . . . . . .    .2        5.7        3.5
  Litigation settlements . . . . . . . . . . . . . . . . . .     -       14.6        9.0
                                                              ----      -----      -----

    Total. . . . . . . . . . . . . . . . . . . . . . . . . .  $4.3      $25.8      $16.1      $.03     $.03
                                                              ====      =====      =====      ====     ====



(c)  Included  in  the  second  quarter  2000  are  the  following  items:


                                                                                             Net Income per Share
                                                                                             --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------

  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . .    $4.2      $ 5.6      $3.8
  Business integration and other costs . . . . . . . . . .      .5        5.6       3.5
                                                              ----      -----      ----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $4.7      $11.2      $7.3       $.01     $.02
                                                              ====      =====      ====       ====     =====


(d)  Included  in  the  first  quarter  2000  are  the  following  items:


                                                                                            Net Income per Share
                                                                                            --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . .   $ 6.1      $ 7.5       $ 5.0
  Business integration and other costs . . . . . . . . . .     8.2       14.2         9.0
  Patent settlement and accrued liability reversal . . . .       -      (75.8)      (46.5)
                                                              ----      ------      ------

    Total. . . . . . . . . . . . . . . . . . . . . . . . .   $14.3     $(54.1)     $(32.5)    $(.06)   $(.06)
                                                             =====     =======     =======    ======   ======



(e)  Included  in  the  fourth  quarter  1999 are the following items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . .    $ 8.5     $(.2)      $2.4
  Business integration and other costs . . . . . . . . . .      1.8      9.2        6.1
                                                              -----     ----       ----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $10.3     $9.0       $8.5       $.02     $.02
                                                              =====     ====       ====       ====     ====



(f)  Included in the third quarter 1999 are the following items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs . . . . . . . . . . . . . . . . . . . . . . .    $36.2     $  19.4    $ 13.4
  Business integration and other costs . . . . . . . . . .      9.4        13.4       8.4
  Gain on asset disposal . . . . . . . . . . . . . . . . .        -      (153.3)    (95.7)
                                                              -----     -------    ------

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $45.6     $(120.5)   $(73.9)    $(.14)   $(.14)
                                                              =====     =======    ======     =====    =====




(g)  Included in the second quarter 1999 are the following items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  ------------------------------------------------------------------------------------------------------------
  Charges for business improvement and other
    programs. . . . . . . . . . . . . . . . . . . . . . .    $ 5.8      $  5.8     $  4.4
  Mobile pulp mill fees and related severance . . . . . .      9.0         9.0        5.6
  Gains on asset disposals. . . . . . . . . . . . . . . .        -       (23.4)     (16.6)
                                                              ----      ------     ------

    Total . . . . . . . . . . . . . . . . . .  . . .  . .    $14.8      $ (8.6)    $ (6.6)    $(.01)   $(.01)
                                                             =====      ======     ======     =====    =====



 (h) Gross profit, operating profit, net income and basic and diluted net income per share in the first quarter 1999 includes $18.5 million, $22.8 million, $15.4 million and $.03, respectively, related to the charges for business improvement and other programs.

NOTE  14.  SUPPLEMENTAL  DATA  (Millions  of  dollars)

SUPPLEMENTAL  BALANCE  SHEET  DATA


                                                                                                   December  31
                                                                                                ------------------
Summary  of  Accounts Receivable                                                                 2000        1999
------------------------------------------------------------------------------------------------------------------
Accounts Receivable:
  From customers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,683.9  $1,492.3
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       198.8     179.9
  Less allowance for doubtful accounts and sales discounts . . . . . . . . . . . . . . . . .       (73.1)    (71.6)
                                                                                                --------   -------

      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,809.6  $1,600.6
                                                                                                ========  ========



     Accounts receivable are carried at amounts that approximate fair value.

     In June 2000, $220 million of long-term notes receivable, previously classified as other assets, were transferred for cash to a noncontrolled special purpose entity in which the Corporation has a minority voting interest.


                                                                                                December  31
                                                                                             -------------------
Summary  of  Inventories                                                                       2000        1999
----------------------------------------------------------------------------------------------------------------
Inventories by Major Class:
  At the lower of cost on the FIFO method, weighted-average cost method or market:
    Raw materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  387.2   $  342.3
    Work in process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       159.1      171.2
    Finished goods. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       840.1      713.4
    Supplies and other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       220.0      215.4
                                                                                              -------   --------
                                                                                              1,606.4    1,442.3

  Excess of FIFO cost over LIFO cost. . . . . . . . . . . . . . . . . . . . . . . . . . .      (216.0)    (202.4)
                                                                                              -------   --------

      Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,390.4   $1,239.9
                                                                                             ========   ========



     Total inventories include $444.1 million and $399.2 million of inventories valued on the LIFO method at December 31, 2000 and 1999, respectively.

                                                                                                December  31
                                                                                             -------------------
Summary  of  Accrued Expenses                                                                  2000        1999
----------------------------------------------------------------------------------------------------------------
Accruals for the 1998 and 1997 Plans. . . . . . . . . . . . . . . . . . . . . . . . . . .   $     8.3   $   24.5
Accrued advertising and promotion expense . . . . . . . . . . . . . . . . . . . . . . . .       214.1      277.8
Accrued salaries and wages. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       428.7      392.8
Other accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       588.7      617.0
                                                                                             --------   --------

      Total accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,239.8   $1,312.1
                                                                                             ========   ========


Summary  of  Accrued  Consumer  Coupon  Redemption  Costs
---------------------------------------------------------
Balance, December 31, 1999 . . . . .    $  58.7
Additions charged to expense . . . .      158.8
Payments . . . . . . . . . . . . . .     (136.1)
Changes in estimates . . . . . . . .      (26.6)
Currency rate changes. . . . . . . .        (.8)
                                        -------

Balance, December 31, 2000 . . . . .    $  54.0
                                        =======

SUPPLEMENTAL CASH FLOW STATEMENT DATA



Summary of Cash Flow Effects of (Increase) Decrease in         Year Ended December 31
Operating Working Capital(a)                                    2000       1999     1998
--------------------------------------------------------------------------------------------



Accounts receivable........................................   $ (88.8)    $ (10.3)  $  87.5
Inventories................................................     (49.0)      111.2       (.4)
Prepaid expenses...........................................      10.4        28.0      14.2
Trade accounts payable.....................................      (2.4)       41.1    (101.2)
Other payables.............................................      24.5       (98.4)     41.0
Accrued expenses...........................................    (116.3)     (147.3)   (116.3)
Accrued income taxes.......................................     (77.4)       34.9     130.8
Currency rate changes......................................     (39.3)      (20.7)      8.0
                                                              --------    --------  --------

(Increase) decrease in operating working capital...........   $(338.3)    $ (61.5)  $  63.6
                                                              ========    ========  ========



(a) Excludes the effects of acquisitions, dispositions and the business improvement and other programs discussed in Note 2 to the Consolidated Financial Statements.



                                                               Year Ended December 31
                                                           -----------------------------
Other Cash Flow Data                                         2000       1999      1998
----------------------------------------------------------------------------------------



Reconciliation of changes in cash and cash equivalents:
  Balance, January 1.......................................   $ 322.8    $144.0   $ 90.8
  (Decrease)/Increase......................................    (116.3)    178.8     53.2
                                                              --------   ------   ------

  Balance, December 31.....................................   $ 206.5    $322.8   $144.0
                                                              ========   ======   ======

Interest paid..............................................   $ 233.1    $227.1   $192.1
Income taxes paid..........................................     783.2     557.8    368.6
Increase (decrease) in cash and cash equivalents due to
  currency rate changes....................................      11.4        .1      2.4




                                                               Year Ended December 31
                                                            ----------------------------
Interest Expense                                             2000       1999      1998
----------------------------------------------------------------------------------------



Gross interest cost..........................................  $242.7    $226.0   $211.1
Capitalized interest on major construction projects..........   (20.9)    (12.9)   (12.4)
                                                               -------   -------  -------

Interest expense.............................................  $221.8    $213.1   $198.7
                                                               =======   =======  =======

NOTE 15.  BUSINESS SEGMENT AND GEOGRAPHIC DATA INFORMATION

   The Corporation is organized into three global business segments as follows:

- The Tissue segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products. Products in this segment are sold under the Kleenex, Scott, Kimberly-Clark, Kleenex Cottonelle, Kleenex Viva, Huggies, Kimwipes, WypAll, Surpass and other brand names.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

- The Health Care and Other segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Safeskin, Tecnol, Ballard and other brand names.

   Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:

CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT



                                     Net Sales                       Operating Profit(a)
                          ---------------------------------     -----------------------------
(Millions of dollars)        2000       1999         1998         2000      1999      1998
---------------------------------------------------------------------------------------------



Tissue................... $ 7,303.2   $ 6,968.8   $ 6,733.1      $1,305.0  $1,114.1  $  921.3
Personal Care............   5,437.6     5,138.1     4,596.5       1,136.7   1,092.8     588.7
Health Care and Other....   1,291.0       936.4     1,001.5         186.1     154.3     161.2
                          ----------  ----------  ----------     --------  --------  --------
Combined.................  14,031.8    13,043.3    12,331.1       2,627.8   2,361.2   1,671.2
Intersegment sales.......     (49.8)      (36.5)      (33.3)            -         -         -
Unallocated - net(b).....       -           -           -             6.0      74.2      26.5
                          ----------  ----------  ----------     --------  --------  --------

 Consolidated............ $13,982.0   $13,006.8   $12,297.8      $2,633.8  $2,435.4  $1,697.7
                          ==========  ==========  ==========     ========  ========  ========




                                  Assets                     Depreciation             Capital Spending
                         -------------------------------------------------------------------------------
(Millions of dollars)    2000       1999      1998       2000    1999    1998       2000   1999    1998
--------------------------------------------------------------------------------------------------------



Tissue...............  $ 6,773.3  $ 6,096.6  $ 5,870.8  $345.9  $359.6  $341.5  $  682.2  $482.2  $345.6
Personal Care........    3,667.7    3,234.8    3,138.7   200.9   195.8   220.0     410.7   260.7   290.4
Health Care
  and Other..........    2,583.3    1,679.0      951.1    43.7    29.8    31.8      74.8    43.0    31.2
                       ---------  ---------  ---------  ------  ------  ------  --------  ------  ------
Combined.............   13,024.3   11,010.4    9,960.6   590.5   585.2   593.3   1,167.7   785.9   667.2
Unallocated
  assets(c)..........    1,455.5    1,805.1    1,727.2     1.2     1.0     1.2       2.6      .5     2.3
                       ---------  ---------  ---------  ------  ------  ------  --------  ------  ------

 Consolidated........  $14,479.8  $12,815.5  $11,687.8  $591.7  $586.2  $594.5  $1,170.3  $786.4  $669.5
                       =========  =========  =========  ======  ======  ======  ========  ======  ======

(a) Included in Business Segment operating profit are the following unusual items:


                                                                             2000
                                                   ---------------------------------------------------------
                                                              Personal   Health Care
(Millions  of  dollars)                             Tissue      Care      and Other    Unallocated   Total
-----------------------                            --------  ----------  ------------  -----------  --------


Charges for business improvement
  and other programs............................... $20.2     $4.2        $   -         $    -       $ 24.4
Business integration and other costs...............  14.6      1.0         19.5              -         35.1
Patent settlement and accrued liability reversal...     -        -            -          (75.8)       (75.8)
Litigation settlements.............................     -        -            -           15.2         15.2
                                                    -----     ----        -----         ------       ------

    Total.......................................... $34.8     $5.2        $19.5         $(60.6)      $ (1.1)
                                                    =====     ====        =====         ======       ======




                                                                             1999
                                                   ----------------------------------------------------------
                                                              Personal   Health Care
(Millions of dollars)                               Tissue      Care      and Other    Unallocated   Total
-----------------------                            --------  ----------  ------------  -----------  ---------


Charges for business improvement
  and other programs..............................  $31.8     $16.3       $1.4          $  (1.7)     $  47.8
Business integration and other costs..............   16.4         -        6.2                -         22.6
Mobile pulp mill fees and related severance.......    9.0         -          -                -          9.0
Gains on asset disposals..........................      -         -          -           (176.7)      (176.7)
                                                    -----     -----       ----          -------      -------

    Total.........................................  $57.2     $16.3       $7.6          $(178.4)     $ (97.3)
                                                    =====     =====       ====          =======      =======




                                                                             1998
                                                   ----------------------------------------------------------
                                                              Personal   Health  Care
(Millions  of  dollars)                             Tissue      Care      and Other    Unallocated   Total
-----------------------                            --------  ----------  ------------  -----------   --------



Charges for business improvement
  and other programs..............................  $172.1    $196.6      $12.5         $  (3.4)     $377.8
Mobile pulp mill fees and related severance.......    42.3         -          -               -        42.3
Gain on asset disposal............................       -         -          -          (140.0)     (140.0)
                                                    ------    ------      -----         -------      ------
    Total.........................................  $214.4    $196.6      $12.5         $(143.4)     $280.1
                                                    ======    ======      =====         =======      ======



(b) Consists of other income (expense), net and expenses not associated with the business segments.

(c) Includes investments in equity companies of $798.8 million, $863.1 million and $813.1 million in 2000, 1999 and 1998, respectively.

CONSOLIDATED OPERATIONS BY GEOGRAPHIC AREA



                                          Net Sales                  Operating Profit(a)
                                 -------------------------          --------------------
(Millions of dollars)            2000      1999       1998          2000      1999      1998
---------------------------      ----------------------------------------------------------------



United States...............  $ 9,059.4   $ 8,392.5   $ 7,992.8     $1,937.1  $1,821.9  $1,407.2
Canada......................      990.3       843.4       785.1        211.3     105.3     112.7
Intergeographic items(b)....     (673.5)     (507.4)     (408.9)           -         -         -
                              ----------  ----------  ----------    --------  --------  ---------

North America...............    9,376.2     8,728.5     8,369.0      2,148.4   1,927.2   1,519.9
Europe......................    2,474.5     2,544.7     2,471.2        149.7     183.3     (39.7)
Asia, Latin America, Africa
  and Middle East...........    2,680.5     2,084.6     1,766.2        329.7     250.7     191.0
                              ----------  ----------  ----------    --------  --------  ---------

Combined....................   14,531.2    13,357.8    12,606.4      2,627.8   2,361.2   1,671.2
Intergeographic items.......     (549.2)     (351.0)     (308.6)           -         -         -
Unallocated - net(c)........          -           -           -          6.0      74.2      26.5
                              ----------  ----------  ----------    --------  --------  ---------

  Consolidated..............  $13,982.0   $13,006.8   $12,297.8     $2,633.8  $2,435.4  $1,697.7
                              ==========  ==========  ==========    ========  ========  =========



                                                             Assets
                                              ----------------------------------
(Millions of dollars)                           2000        1999         1998
-----------------------                       ----------------------------------



United States...............................  $ 7,599.9    $ 6,363.1   $ 5,807.4
Canada......................................      517.0        497.5       470.0

Intergeographic items.......................      (79.4)       (79.0)      (52.6)
                                              ----------   ----------  ----------

North America...............................    8,037.5      6,781.6     6,224.8
Europe......................................    2,447.3      2,404.1     2,133.2
Asia, Latin America, Africa and Middle East.    2,676.0      1,960.7     1,714.9
                                              ----------   ----------  ----------

Combined ...................................   13,160.8     11,146.4    10,072.9
Intergeographic items.......................     (136.5)      (136.0)     (112.3)
Unallocated assets - net(d).................    1,455.5      1,805.1     1,727.2
                                              ----------   ----------  ----------

  Consolidated..............................  $14,479.8    $12,815.5   $11,687.8
                                              ==========   ==========  ==========



(a) Included in geographic operating profit are the following unusual items:



                                                                2000
                                  -------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America,
                                                               Africa and
(Millions  of  dollars)              U.S.    Canada    Europe  Middle East    Unallocated  Total
-----------------------           -------------------------------------------------------------------


Charges for business improvement
  and other programs...............  $ 6.1     $1.1    $17.2      $-            $    -      $ 24.4
Business integration and other
  costs............................   28.8       .3      6.0       -                 -        35.1
Patent settlement and accrued
  liability reversal...............      -        -        -       -             (75.8)      (75.8)
Litigation settlements.............      -        -        -       -              15.2        15.2
                                     -----     ----    -----      --            ------      ------

    Total..........................  $34.9     $1.4    $23.2      $-            $(60.6)     $ (1.1)
                                     =====     ====    =====      ===           ======      ======





                                                                1999
                                  ------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America,
                                                               Africa and
(Millions of dollars)                U.S.    Canada    Europe  Middle East     Unallocated  Total
----------------------            ------------------------------------------------------------------


Charges for business improvement
  and other programs...............  $20.5     $5.6    $31.3      $(7.9)        $  (1.7)    $  47.8
Business integration and other
  costs............................   17.4        -      5.2          -               -        22.6
Mobile pulp mill fees and related
  severance........................    9.0        -        -          -               -         9.0
Gains on asset disposals...........      -        -        -          -          (176.7)     (176.7)
                                     -----     ----    -----      ------        -------     -------
    Total..........................  $46.9     $5.6    $36.5      $(7.9)        $(178.4)    $ (97.3)
                                     =====     ====    =====      =====         =======     =======





                                                                1998
                                  ------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America,
                                                               Africa and
(Millions of dollars)                U.S.    Canada    Europe  Middle East      Unallocated  Total
----------------------            ------------------------------------------------------------------


Charges for business improvement
  and other programs...............  $213.9    $(7.9)  $162.8     $12.4         $  (3.4)    $ 377.8
Mobile pulp mill fees and related
  severance........................    42.3        -        -         -               -        42.3
Gain on asset disposal.............       -        -        -         -          (140.0)     (140.0)
                                     ------    ------  ------     -----         -------     -------

    Total..........................  $256.2    $(7.9)  $162.8     $12.4         $(143.4)    $ 280.1
                                     ======    ======  ======     =====         =======     =======

(b) Net sales include $409.2 million, $287.6 million and $255.9 million by operations in Canada to the U.S. in 2000, 1999 and 1998, respectively.

(c) Consists of other income (expense), net and expenses not associated with geographic areas.

(d) Includes investments in equity companies of $798.8 million, $863.1 million and $813.1 million in 2000, 1999 and 1998, respectively.

EQUITY COMPANIES' DATA BY GEOGRAPHIC AREA



                                                                                       Kimberly-
                                                                                        Clark's
                                                                                        Share
                                          Net         Gross      Operating    Net       of Net
(Millions of dollars)                    Sales        Profit       Profit    Income     Income
-----------------------------------------------------------------------------------------------



For the year ended:
 December 31, 2000
  Latin America........................ $1,902.5     $730.2       $514.7     $339.1    $158.5
  Asia, Australia and Middle East(a)...    602.1      242.1         88.9       56.9      27.9
                                        --------     ------       ------     ------    ------

        Total.......................... $2,504.6     $972.3       $603.6     $396.0    $186.4
                                        ========     ======       ======     ======    ======

For the year ended:
  December 31, 1999
    Latin America(b)................... $1,611.6     $638.9       $477.7     $334.1    $154.0
    Asia, Australia and Middle East....    714.0      263.1         98.6       73.4      35.6
                                        --------     ------       ------     ------    ------

        Total.......................... $2,325.6     $902.0       $576.3     $407.5    $189.6
                                        ========     ======       ======     ======    ======

For the year ended:
  December 31, 1998
    Latin America(c)..................  $1,606.8     $574.4       $344.5     $245.5    $113.5
    Asia, Australia and Middle East...     666.9      236.6         81.8       49.1      23.6
                                        --------     ------       ------     ------    ------

        Total.........................  $2,273.7     $811.0       $426.3     $294.6    $137.1
                                        ========     ======       ======     ======    ======



(a) As of March 31, 2000, the Corporation consolidated Hogla-Kimberly Limited, its Israeli affiliate, in which the Corporation made an additional investment to gain majority ownership.

(b) As of January 1, 1999, the Corporation consolidated Colombiana Kimberly Colpapel S.A., its Colombian affiliate, in which the Corporation made an additional investment in late 1998 to gain majority ownership of certain equity affiliates.

(c) Operating profit, net income and Kimberly-Clark's share of net income includes a loss of $38.9 million, $19.8 million and $9.2 million, respectively, related to the change in the value of the Mexican peso. In May 1998, the Corporation acquired 50 percent of Klabin Tissue, S.A., the leading tissue manufacturer in Brazil.



                                              Non-                   Non-        Stock-
                                   Current   Current   Current      Current      holders'
(Millions of dollars)              Assets    Assets   Liabilities  Liabilities   Equity
-----------------------------------------------------------------------------------------



December 31, 2000
  Latin America..................  $  846.6   $1,172.0   $496.7    $382.7       $1,139.2
  Asia, Australia and Middle East     163.9      270.7     92.7     151.1          190.8
                                   --------   --------   ------    ------       --------

      Total......................  $1,010.5   $1,442.7   $589.4    $533.8       $1,330.0
                                   ========   ========   ======    ======       ========

December 31, 1999
  Latin America .................  $  860.6   $1,076.4   $428.8    $400.9       $1,107.3
  Asia, Australia and Middle East     254.0      391.7    143.3     194.1          308.3
                                   --------   --------   ------    ------       --------

      Total......................  $1,114.6   $1,468.1   $572.1    $595.0       $1,415.6
                                   ========   ========   ======    ======       ========

December 31, 1998
  Latin America..................  $  785.5   $1,170.7   $575.0    $154.0       $1,227.2
  Asia, Australia and Middle East     239.2      359.1    129.5     173.8          295.1
                                   --------   --------   ------    ------       --------

      Total......................  $1,024.7   $1,529.8   $704.5    $327.8       $1,522.3
                                   ========   ========   ======    ======       ========



  Equity companies are principally engaged in operations in the Tissue and Personal Care businesses.

  KCM is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2000, the Corporation's investment in this equity company was $455.3 million, and the estimated fair value of the investment was $1.7 billion based on the market price of publicly traded shares.

INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries

Kimberly-Clark Corporation, Its Directors and Stockholders:

  We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP
---------------------------
Deloitte & Touche LLP
Dallas, Texas
January 23, 2001

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

  The Corporation has assessed its internal control system as of December 31, 2000, in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2000, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.






/s/ Wayne R. Sanders        /s/ Thomas J. Falk        /s/ John W. Donehower
-----------------------     -------------------       ---------------------
Wayne R. Sanders            Thomas J. Falk            John W. Donehower
Chairman of the Board and   President and             Senior Vice President and
Chief Executive Officer     Chief Operating Officer   Chief Financial Officer

January 23, 2001

ADDITIONAL  INFORMATION

Transfer  Agent,  Registrar  and  Dividend  Disbursing  Agent

Fleet National Bank is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Company's common stock and is responsible for maintaining shareholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:

Fleet National Bank
c/o EquiServe
P.O. Box 43010
Providence, RI 02940-3010
Telephone: 800-730-4001
Internet: http://www.equiserve.com

Dividends  and  Dividend  Reinvestment  Plan

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second day of January, April, July and October. The Automatic Dividend Reinvestment service of Fleet National Bank is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

Stock  Exchanges

Kimberly-Clark common stock is listed on the New York, Chicago and Pacific stock exchanges. The ticker symbol is KMB.

Annual  Meeting  of  Stockholders

The Annual Meeting of Stockholders will be held at the Company's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 26, 2001.

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

SEC  Form  10-K  and  Other  Information/Company  Web  Site

Stockholders and others will find the Company's financial information, press releases and other information on the Company's Web site at www.kimberly-clark.com. There is a direct link from the Web site to the Securities and Exchange Commission (SEC) filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1521 to obtain  a  hard  copy  of  these  reports  without  charge.

Employees  and  Stockholders

In its worldwide consolidated operations, Kimberly-Clark had 66,300 employees as of December 31, 2000. Equity companies had an additional 11,700 employees. The Corporation had 48,516 stockholders of record and 533.4 million shares of common stock outstanding as of the same date.

Trademarks

The brand names mentioned in this report - Andrex, Ballard, Classic Crest, Cottonelle, Cottonelle Fresh, Depend, DryNites, GoodNites, Huggies, Just for Me, Kimberly-Clark, KimGuard, KimTech, Kimwipes, KleenBebe, Kleenex, Kotex, Lightdays, Lines, Little Swimmers, Neve, Parentstages.com, Poise, Popee, Pull-Ups, Safeskin, Scott, Scottex, Scottfold, Splash 'n Go!, Surpass, Tecnol, Viva and WypAll - are trademarks of Kimberly-Clark Corporation or its affiliates.