Form 10-K, Exhibit 13
period 2001-12-31
KIMBERLY CLARK CORP
filed 2002-03-18
CIK 55785

Exhibit No. (13)

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
Kimberly-Clark  Corporation  and  Subsidiaries

BUSINESS  SEGMENTS

     As a result of organizational changes announced in November 2001, the Corporation redefined its business segments. The newly defined segments are Personal Care, Consumer Tissue and Business-to-Business.

     Historical information contained in this Management's Discussion and Analysis has been reclassified for comparative purposes to be consistent with the new business segment definitions. Sales and operating profit of K-C Professional and Neenah Paper have been removed from the former Tissue segment and are included in the new Business-to-Business segment along with the Corporation's Health Care, Nonwovens and Technical Paper operations that formerly constituted the Health Care and Other segment. The now smaller Tissue segment was renamed Consumer Tissue. The Personal Care segment did not change.

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

     The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels and napkins for household use; wet wipes; and related products. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Page, Huggies and other brand names.

     The Business-to-Business segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for away-from-home use; health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; printing, premium business and correspondence papers; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.


ANALYSIS  OF  CONSOLIDATED  NET  SALES  -  THREE YEARS ENDED DECEMBER 31, 2001


By Business Segment

 (Millions of dollars)             2001        2000        1999
-----------------------------------------------------------------
Personal Care. . . . . . . . .  $ 5,677.6   $ 5,437.6   $ 5,138.1
Consumer Tissue. . . . . . . .    5,383.5     5,061.3     4,855.0
Business-to-Business . . . . .    3,624.8     3,678.9     3,156.6
Intersegment sales . . . . . .     (161.5)     (195.8)     (142.9)
                                ---------   ---------   ---------

  Consolidated . . . . . . . .  $14,524.4   $13,982.0   $13,006.8
                                =========   =========   =========

By Geographic Area

 (Millions of dollars)             2001        2000        1999
-----------------------------------------------------------------

United States. . . . . . . . .  $ 9,327.7   $ 9,059.4   $ 8,392.5
Canada . . . . . . . . . . . .      938.3       990.3       843.4
Intergeographic sales. . . . .     (694.7)     (673.5)     (507.4)
                                ---------   ---------   ---------

  Total North America. . . . .    9,571.3     9,376.2     8,728.5

Europe . . . . . . . . . . . .    2,648.4     2,474.5     2,544.7
Asia, Latin America and other.    2,864.4     2,680.5     2,084.6
Intergeographic sales. . . . .     (559.7)     (549.2)     (351.0)
                                ---------   ---------   ---------

  Consolidated . . . . . . . .  $14,524.4   $13,982.0   $13,006.8
                                =========   =========   =========


Commentary:

2001  versus  2000

     Consolidated net sales increased 3.9 percent above 2000. Excluding changes in foreign currency exchange rates, primarily in Europe, Korea and Brazil, net sales increased more than 6 percent. Sales volumes advanced over 4 percent with each business segment contributing to the gain. Acquisitions, including Linostar S.p.A. ("Linostar") in Italy, S-K Corporation ("S-K"), a former licensee in Taiwan, and the purchase of an additional 5 percent of its former equity affiliate, Kimberly-Clark Australia Pty. Ltd. ("KCA") that increased the Corporation's ownership to 55 percent of that entity, contributed about 3 percentage points of the increased net sales. Selling prices increased nearly 2 percent.

-    Worldwide net sales of personal care products increased 4.4 percent.
     Sales volume growth of 7 percent was partially offset by a negative 3 percent effect of changes in currency exchange rates. Excluding currency effects, net sales increased in every geographic region. In North America, net sales advanced because of 2 percent higher selling prices.
     In Europe, sales volumes gained 19 percent driven by strong sales of Huggies diapers, including an 11 percentage point contribution from the January 2001 acquisition of Linostar. Strong volume gains in the Caribbean region of Latin America were partially offset by lower volumes in Brazil resulting from market contraction in that country. Asia's sales volume benefited from the acquisitions of KCA and S-K and from growth in Korea for diapers and feminine care products, partially offset by a sales volume decline in China.

- Worldwide net sales of consumer tissue products increased 6.4 percent. Excluding currency effects, primarily in Europe and Korea, net sales were nearly 9 percent higher with sales volume and selling price increases each contributing about equally to the advance. More than half of the increase in sales volumes was due to higher sales of bathroom tissue, particularly Scott tissue, and Huggies baby wipes in North America.
     This region also contributed over half the gain in selling prices, which was attributable to facial tissue and household towel price increases. Selling price increases in Europe contributed the balance of the gain. Sales volumes in Latin America grew over 8 percent. Asia produced almost half the increase in sales volumes, primarily due to KCA and higher sales in Korea.

- Net sales for the business-to-business segment declined 1.5 percent. Excluding currency effects, net sales were about equal to the prior year. Net sales for health care products expanded 8 percent, principally due to increased sales volumes. However, net sales in North America for K-C Professional, Neenah Paper and Technical Paper declined due to lower sales volumes that reflected the slowdown in market demand associated with the economic downturn.

2000  versus  1999

     Consolidated net sales increased 7.5 percent above 1999. In 1999, the Corporation closed its integrated pulp operation in Mobile, Ala., sold the associated timberlands and sold its pulp mill located in Miranda, Spain. Excluding the revenues of these divested businesses, consolidated net sales increased more than 8 percent. Sales volumes increased approximately 9 percent, with each business segment contributing to the gain. While selling prices increased nearly 2 percent, changes in foreign currency exchange rates, primarily in Europe, reduced consolidated net sales by almost 3 percent. Although the preceding tables include the divested businesses, the following net sales commentary excludes their results in order to facilitate a more meaningful discussion.

- Worldwide net sales of personal care products were 5.8 percent higher primarily due to increased sales volumes. Selling price increases of nearly 2 percent were offset by the negative effect of changes in foreign currency exchange rates. Net sales were higher in every geographic region. In North America, a slight decline in overall sales volumes was more than offset by increased selling prices. In Europe, sales volumes were 16 percent greater, driven by strong sales of Huggies diapers. The net sales increase in Latin America was primarily due to continued expansion in sales volumes. Asia benefited from increased sales volumes of diapers and feminine care products in Korea and the acquisition of S-K. On March 31, 2000, the Corporation increased its ownership interest in Hogla-Kimberly Limited ("Hogla"), its Israeli affiliate, to 50.1 percent and began to consolidate Hogla's results in April 2000.

- Worldwide net sales of consumer tissue products increased nearly 6 percent. Excluding currency effects, net sales increased approximately 9 percent. Sales volumes grew about 8 percent and selling price increases added the remainder. Excluding currency effects, net sales increased in each geographic region. The increase in sales volumes was primarily due to higher sales of Kleenex Cottonelle and Scott bathroom tissue. Other significant contributors to the increase were household towels and
     wet wipes products in North  America.   Sales volumes in Europe benefited
     from the Attisholz Holding AG ("Attisholz") tissue brands acquired in June 1999. In Latin America, higher sales volumes accounted for the increase in net sales. The consolidation of Hogla also contributed to the overall higher sales volumes.

-    Net sales for the business-to-business segment increased approximately
     18 percent, primarily due to increased sales volumes for washroom products in North America and the acquisitions of Ballard Medical Products ("Ballard") in September 1999 and Safeskin Corporation ("Safeskin") in February 2000.

UNUSUAL  ITEMS

     For purposes of this Management's Discussion and Analysis, the items summarized in the following table are considered to be unusual items ("Unusual Items").




                                                         Year Ended December 31
                                                     ------------------------------
(Millions of dollars)                                  2001      2000       1999
-----------------------------------------------------------------------------------
Charges (credits) to Operating Profit:
  North American mill closing and other write-offs.  $   52.6  $      -   $      -
  Latin American asset plan . . . . . . . . . . . .      32.5         -          -
  Arbitration settlements . . . . . . . . . . . . .      43.2         -          -
  Business integration and other costs. . . . . . .      29.1      35.1       22.6
  Business improvement programs . . . . . . . . . .      55.5      24.4       47.8
  Patent settlement and accrued liability reversal.         -     (75.8)         -
  Litigation settlements. . . . . . . . . . . . . .         -      15.2          -
  Gains on asset disposals. . . . . . . . . . . . .         -         -     (167.7)
                                                     --------  --------    -------

Net charge (credit) for unusual items . . . . . . .     212.9      (1.1)     (97.3)
Operating profit as reported. . . . . . . . . . . .   2,338.2   2,633.8    2,435.4
                                                     --------  --------   --------

Operating profit before unusual items . . . . . . .  $2,551.1  $2,632.7   $2,338.1
                                                     ========  ========   ========


- On November 30, 2001 the Corporation announced plans for the streamlining of manufacturing operations in Latin America, including the shutdown of four small, older plants, as well as the closure of a technical paper mill and the write-off of excess manufacturing equipment in North America. Also included in those plans was a one-time payment to settle a vendor contract agreement in North America. Included in the charges recorded in the fourth quarter 2001 was $2.3 million of employee severance costs for 243 affected employees who were notified of their severance and related benefits. As of December 31, 141 of these individuals were no longer actively employed by the Corporation. The remaining 102 employees will cease employment with the Corporation principally in the first quarter 2002. The accrued liability related to
     this latter group was $1.5 million as of December 31,  2001.   Other cash
     charges related to the plans totaled $16.1 million and were recorded in the fourth quarter. As of December 31, 2001 the accrued liability related to these other exit costs was $15.2 million, including $11.0 million for the vendor contract settlement that was paid in early January 2002. Total noncash costs for the plans recorded in the fourth quarter were $66.7 million, including the write-off of the assets associated with the technical paper mill that was closed in December 2001.

     It is anticipated that by the end of 2003, approximately $32 million will be recorded to complete these plans. The estimated cost to complete the plans includes $14 million of severance for approximately 1,100 employees, which will be recorded when the employees are notified of their severance, and $12 million of accelerated depreciation for assets that will be removed from service, primarily during 2002.

- Included in the fourth quarter 2001 was a charge of $43.2 million the Corporation recorded pursuant to arbitration rulings released on January 21 and 31, 2002. The rulings resolved two disputes related to the closure of the Corporation's Mobile, Ala., pulp mill in 1999 and the supply of energy to the Corporation's Mobile tissue mill.

- As part of the integration of acquired businesses, including Linostar, S-K, Safeskin, Ballard and Attisholz, certain costs related to assimilating these operations were expensed as incurred in 2001, 2000 and 1999. Also in 2000, a downward revision in the estimated market value of certain nonproductive assets was recorded.

- The 2001 business improvement charges primarily relate to workforce severance and asset consolidation programs to streamline personal care operations in North America and China. The 2000 and 1999 charges were primarily for accelerated depreciation stemming from business improvement programs announced in 1999 and 1998.

- In the first quarter of 2000, the Corporation was compensated for royalty income related to prior years and recorded this settlement as other income. Also, certain estimated liabilities related to the 1997 disposition of a pulp and newsprint business were reversed to other income because no claims had been made by the buyer and the accrual ceased to be required.

- In 2000, the Corporation reached agreements to settle certain litigation and recorded charges related to these settlements.

- Gains on asset disposals primarily relate to the 1999 sale of the timberlands associated with the pulp operation in Mobile, Ala.

     The items displayed in the preceding table have been excluded from operating profit in the "Before Unusual Items" columns in the following Consolidated Operating Profit tables.


ANALYSIS  OF  CONSOLIDATED  OPERATING  PROFIT  -  THREE  YEARS  ENDED  DECEMBER  31,  2001

By  Business  Segment


                                       2001                  2000                  1999
                                ------------------   -------------------   ------------------
                                           BEFORE               Before               Before
                                   AS      UNUSUAL     As       Unusual      As      Unusual
(Millions of dollars)           REPORTED   ITEMS     Reported   Items      Reported  Items
---------------------------------------------------------------------------------------------
Personal Care. . . . . . . . .  $1,042.7  $1,119.5   $1,136.7   $1,141.9   $1,092.8  $1,109.1
Consumer Tissue. . . . . . . .     863.7     902.9      825.1      847.1      689.2     727.8
Business-to-Business . . . . .     599.4     650.8      666.0      698.3      579.2     605.4
Other income (expense), net. .     (83.7)    (38.2)     104.2       43.6      180.0       3.3
Unallocated - net. . . . . . .     (83.9)    (83.9)     (98.2)     (98.2)    (105.8)   (107.5)
                                --------   -------   --------   --------    -------  --------

  Consolidated . . . . . . . .  $2,338.2  $2,551.1   $2,633.8   $2,632.7   $2,435.4  $2,338.1
                                ========  ========   ========   ========   ========  ========


By Geographic Area


                                       2001                  2000                  1999
                                ------------------   -------------------   ------------------
                                           BEFORE               Before               Before
                                   AS      UNUSUAL     As       Unusual      As      Unusual
(Millions of dollars)           REPORTED   ITEMS     Reported   Items      Reported  Items
---------------------------------------------------------------------------------------------
United States. . . . . . . . .  $1,927.5  $2,034.4   $1,937.1   $1,972.0   $1,821.9  $1,868.8
Canada . . . . . . . . . . . .     156.9     159.5      211.3      212.7      105.3     110.9
Europe . . . . . . . . . . . .     176.2     188.8      149.7      172.9      183.3     219.8
Asia, Latin America and other.     245.2     290.5      329.7      329.7      250.7     242.8
Other income (expense), net. .     (83.7)    (38.2)     104.2       43.6      180.0       3.3
Unallocated - net. . . . . . .     (83.9)    (83.9)     (98.2)     (98.2)    (105.8)   (107.5)
                                --------   -------    -------    -------   --------  --------

  Consolidated . . . . . . . .  $2,338.2  $2,551.1   $2,633.8   $2,632.7   $2,435.4  $2,338.1
                                ========  ========   ========   ========   ========  ========

Note: Unallocated  -  net consists of expenses not associated with the business segments or geographic areas.

Commentary:

2001  versus  2000

     Operating profit before the Unusual Items declined 3.1 percent primarily due to other income (expense), net. Operating profit as a percentage of net sales decreased from 18.8 percent in 2000 to 17.6 percent in 2001. The results of the business segments were affected in North America by higher energy costs early in 2001, significant start-up costs to support the rollout of new and improved products, increased fringe benefit costs primarily due to lower returns on pension assets and lower earnings for most of the business-to-business operations resulting from the downturn in the economy. These results were also affected by a decline in earnings from Latin American operations due to difficult business conditions and overall higher marketing expenses. These factors offset increased selling prices, higher sales volumes and lower pulp costs. The following commentary excludes the Unusual Items in both years.

- Operating profit for personal care products declined 2.0 percent. Operating profit benefited from sales volume gains including the
     consolidation of  KCA.    Strong  contributors  to  the volume gains were
     diapers in Europe, training  pants  in  North  America  and diapers and
     feminine care products in Korea.    However,  higher marketing expenses,
     particularly in Europe, and the increased fringe benefit costs in North America more than offset the effect of the higher sales volumes.

- Operating profit for consumer tissue products increased 6.6 percent. Selling price increases in North America for facial and bathroom tissue and towel products and in Europe, primarily for bathroom tissue, combined with lower pulp costs and the increase in sales volumes were the drivers behind the increase. Partially offsetting these gains were higher energy, start-up and fringe benefit costs in North America and higher marketing costs in North America and Europe.

- Operating profit for the business-to-business segment decreased 6.8 percent. Health care operating profit increased more than 20 percent on the strength of the higher sales volumes. As previously stated, the other North American operations in this segment were adversely affected by the downturn in the economy. The benefit of lower pulp costs did not offset the impacts of lower sales volumes and higher energy and fringe benefit costs.

- Other income (expense), net for 2001 includes a charge of approximately $33 million in Latin America for sales tax credits that were determined to have a realizable value lower than originally estimated and currency transaction losses versus gains in 2000. Also included in 2000 were gains on minor asset sales.

2000  versus  1999

     Operating profit before the Unusual Items increased 12.6 percent, and operating profit as a percentage of net sales increased from 18.0 percent in 1999 to 18.8 percent in 2000. The increase in operating profit was primarily driven by the higher sales volumes. In addition, selling price increases and manufacturing cost improvements combined to more than offset the higher cost of raw materials, primarily pulp costs, and increased goodwill amortization. The following commentary excludes the Unusual Items in both years.

- Operating profit for personal care products increased 3.0 percent as increased sales volumes and selling prices combined to more than offset higher raw materials costs and greater marketing expense, which was incurred to support launches of new products and geographic expansion. Higher sales volumes for diapers in Europe and diapers and feminine care products in Korea and selling price increases in North America, principally for diapers and feminine care products, were major contributors to the results achieved.

- Operating profit for consumer tissue products was greater by 16.4 percent, primarily due to increased selling prices and sales volumes that combined to more than offset the higher costs of raw materials. In North America, increased sales volumes and reduced manufacturing costs for Kleenex Cottonelle and Scott bathroom tissue and higher selling prices and sales volumes for towel products were the principal contributors to improved results. In Europe, increased sales volumes did not offset the negative impact of higher pulp prices and currency effects.

- Operating profit for the business-to-business segment increased 15.3 percent, principally due to the additional sales volumes in health care operations associated with the Ballard and Safeskin acquisitions. In the other operations in this segment, increased selling prices and higher sales volumes did not offset the increased cost of pulp.

- Operating profit in North America benefited from a pension credit, primarily attributable to favorable returns on pension assets, which more than offset higher costs for other postretirement benefits.

- Other income (expense), net increased primarily due to favorable foreign currency effects and gains on minor asset sales.

ADDITIONAL  INCOME  STATEMENT  COMMENTARY

2001  versus  2000

- Interest expense decreased primarily due to lower interest rates, partially offset by a higher average debt level.

- The Corporation's effective income tax rate was 29.8 percent in 2001 compared with 31.1 percent in 2000. Before the Unusual Items in both years, the effective tax rate was 30.3 percent in 2001 compared with 31.0
     percent in 2000.    The lower effective tax rate was primarily due to tax
     initiatives and the resolution of prior years' income tax matters, and because the mix of the Corporation's income continues to shift to jurisdictions with lower effective tax rates.

- The Corporation's share of net income of equity companies was $154.4 million in 2001 compared with $186.4 million in 2000. The decrease was primarily due to the previously mentioned consolidation of KCA and net losses at the Corporation's affiliates in Brazil and Argentina due to the unstable and contracting economies of those countries. Argentina's results were also affected by the devaluation of its currency.

- Minority owners' share of subsidiaries' net income was even with 2000. The effect of the consolidation of KCA and the recognition in 2001 of the return on preferred securities to the minority interest in the Corporation's consolidated foreign financing subsidiary (as described under Financing Commentary) were offset by the lower earnings in Latin America.

- On a diluted basis, net income was $3.02 per share in 2001 compared with $3.31 per share in 2000, a decrease of 8.8 percent. Earnings before the Unusual Items were $3.27 per share in 2001 compared with $3.32 per share in 2000, a decrease of 1.5 percent.

2000  versus  1999

- Interest expense increased due to both higher average debt levels and increased interest rates.

- The Corporation's effective income tax rate was 31.1 percent in 2000 compared with 32.4 percent in 1999. Before the Unusual Items in both years, the Corporation's effective income tax rate was 31.0 percent in 2000 compared with 32.1 percent in 1999. The lower effective tax rate was primarily due to tax initiatives.

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

- On a diluted basis, net income was $3.31 per share in 2000 compared with $3.09 per share in 1999, an increase of 7.1 percent. Earnings before the Unusual Items were $3.32 per share in 2000 compared with $2.98 per share in 1999, an increase of 11.4 percent.


SALES  OF  PRINCIPAL  PRODUCTS



(Billions of dollars)                                                  2001   2000   1999
------------------------------------------------------------------------------------------
Family care tissue products . . . . . . . . . . . . . . . . . . . . .  $ 4.8  $ 4.5  $ 4.2
Diapers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3.3    3.2    3.0
Away-from-home tissue products. . . . . . . . . . . . . . . . . . . .    1.9    1.9    1.7
All other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4.5    4.4    4.1
                                                                       -----  -----  -----

  Consolidated. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $14.5  $14.0  $13.0
                                                                       =====  =====  =====



LIQUIDITY  AND  CAPITAL  RESOURCES



                                                                      Year Ended December 31
                                                                     ------------------------
(Millions of dollars)                                                  2001            2000
---------------------------------------------------------------------------------------------
Cash provided by operations . . . . . . . . . . . . . . . . . . . .  $2,253.8       $2,133.2
Capital spending. . . . . . . . . . . . . . . . . . . . . . . . . .   1,099.5        1,170.3
Acquisitions of businesses, net of cash acquired. . . . . . . . . .     135.0          294.5
Proceeds from dispositions of property, businesses and investments.      67.5           97.6
Proceeds from notes receivable. . . . . . . . . . . . . . . . . . .         -          220.0
Proceeds from issuance of preferred securities of subsidiary. . . .     516.5              -
Ratio of net debt and preferred securities to capital . . . . . . .      38.9%          35.2%
Pretax interest coverage - times. . . . . . . . . . . . . . . . . .      11.7           11.4


Cash  Flow  Commentary:

- Cash provided by operations increased by $120.6 million. Net income plus noncash charges included in net income of $2.5 billion in 2001 was even with 2000. The Corporation invested $232.6 million in working capital in 2001 versus $338.3 million in 2000.

- Capital spending in 2001 decreased by $70.8 million as the Corporation completed and started up significant projects begun in 2000 including investments in its proprietary technologies for tissue, Cottonelle Fresh rollwipes, wet wipes and adult care in North America, and for tissue and diaper manufacturing outside North America.

Financing  Commentary:

- In 2001, the Corporation repurchased 15.0 million shares of its common stock in connection with its share repurchase program at a total
     cost of approximately  $900  million.    At December 31, 2001, authority
     to repurchase 21.5 million shares remained under November 2000 repurchase authority from the Corporation's board of directors. In 2000, the Corporation repurchased 21.0 million shares of its common stock at a total cost of nearly $1.2 billion. All share repurchases by the Corporation were effected through brokers on the New York Stock Exchange. No shares were repurchased directly from any officer or director of the Corporation.

- In February 2001, a newly formed Luxembourg-based consolidated financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million. Approximately 97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2001 equated to an annual rate of approximately 3.03 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and
     each 20-year  anniversary  thereafter.   The common equity securities, all
     of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $538.4 million which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities during 2001 of $21.9 million is the return on the Securities, which was included in minority owners' share of subsidiaries' net income for 2001 on the Corporation's consolidated income statement.

- At December 31, 2001, total debt and preferred securities was $4.2 billion, an increase of $.7 billion above the prior year-end total. Net debt (total debt net of cash and cash equivalents) and preferred securities was $3.8 billion at December 31, 2001 compared with $3.3
     billion at December 31, 2000.   The ratio of net debt and preferred
     securities was 38.9 percent, which is within the Corporation's targeted range of 30 to 40 percent.

- At December 31, 2001, the Corporation had $1.475 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2001, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. Of these facilities, $737.5 million expires in October 2002 and the balance expires in November 2006.

- On February 8, 2002, the Corporation issued $400 million of 5 5/8% Notes due February 15, 2012 and used the proceeds to retire commercial paper. This issuance supported the Corporation's classification of $400 million of short-term commercial paper as long-term debt in the December 31, 2001 Consolidated Balance Sheet.

- The Corporation's long-term debt securities have a Double-A rating and its commercial paper is rated in the top category.


Off-Balance  Sheet  Financing  Arrangements:

     The Corporation has sold certain non-strategic timberlands and related assets to nonaffiliated buyers and received long-term notes from the buyers of these assets. It entered into such transactions in 1999 and 1989. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes. The 1999 sale involved notes receivable having an aggregate face value of $397 million and a fair value of approximately $383 million at the date of sale. These notes do not require principal payments before their December 31, 2009 maturity, are extendable at the option of the note holder in five-year increments to December 31, 2029, and have floating interest rates of LIBOR less 15 basis points. The 1989 sale involved notes receivable having an aggregate face value of $220 million and a fair value of approximately $210 million at the date of sale. These notes do not require principal payments before their July 7, 2011 maturity, are extendable at the option of the note holder in three-year increments to July 7, 2019, and have floating interest rates of LIBOR less 12.5 basis points. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregate $617 million at December 31, 2001.

     Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the notes received from the 1999 sale to a non-controlled financing entity, and in 2000 it transferred the notes received from the 1989 sale to a non-controlled financing entity. The Corporation has minority voting interests in each of the financing entities, (collectively, the "Financing Entities") and accounts for these minority ownership interests using the equity method of accounting. The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation. A non-affiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Financing Entities became obligated for $617 million in third-party debt financing. The Corporation also contributed intercompany notes receivable (guaranteed by the Corporation) aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes. In the unlikely event of default by the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience losses as a result of these arrangements.

     In 1988, Scott Paper Company ("Scott"), prior to its merger with the Corporation, together with Mead Corporation, sold their joint ownership interests in a pulp and paper manufacturing facility and related timberlands to Georgia-Pacific Corporation ("G-P") for $665 million, less related debt. The purchase price consisted of cash and ten-year G-P notes in the principal amount of $300 million. The G-P transaction qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes. In 1998, G-P extended the maturity of the notes for an additional five years.

     In 1988, in order to monetize the G-P notes and continue the deferral of current income taxes of $55 million on the gain, Scott and Mead formed a jointly-owned partnership and each contributed their G-P notes to the partnership. The partnership borrowed $300 million from a third party under a ten-year bank loan agreement. Although their respective portions of the loan are guaranteed by the Corporation and Mead, the loan was based on G-P's credit rating. The loan is prepayable at any time and can be paid in cash or by the delivery of the G-P notes. Scott received a cash distribution of $149 million from the partnership in 1988, thus monetizing its portion of the G-P notes. In 1998, at the time the G-P notes were extended, a new bank loan for the partnership was put in place for an additional five years. In recognition of the G-P credit risk, the Corporation and Mead are required to compensate the lender for the 95 basis point difference between the interest received on the G-P notes and the interest that the G-P credit risk would otherwise require. The Corporation recognizes its portion of the negative spread by a
charge to interest expense on a quarterly basis.    Because  in the event of
default by G-P, the Corporation can satisfy its guarantee by delivery of the G-P notes to the lender, it is unlikely that the Corporation would experience any loss on this arrangement.

     If payment of the outstanding notes were to be accelerated in the above financing arrangements, previously provided deferred income taxes totaling $254 million at December 31, 2001 may become payable. Because the Corporation has made no pledges or guarantees as to collateral or asset values of these financing arrangements, there would be no adverse effect on income or stockholders' equity. The debt of the entities would not become an obligation of the Corporation, nor would the Corporation be required to disburse cash to satisfy the debt obligations of these entities.

     In 1994, the Corporation began participating in the U.S. affordable and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and depreciation deductions that are used to reduce the Corporation's income tax liabilities. The Corporation has invested in these markets through (i) a partnership arrangement in which it is a limited partner, (ii) limited liability companies ("LLCs") in which it is a non-managing member and (iii) through investments in various funds in which the Corporation is one of many noncontrolling investors. The partnership, LLCs and funds borrow money from third parties on a nonrecourse basis and
invest in and own various real estate  projects.    These  entities are not
consolidated because they are not controlled by the Corporation. The Corporation accounts for its interests in these entities by the equity method of accounting or by the effective yield method, as appropriate, and accounts for related income tax credits as a reduction in the income tax provision.

     As of December 31, 2001, the Corporation had committed to invest $207 million in these real estate projects. Income tax credits to be generated by these investments are expected to exceed $152 million, of which approximately $80 million will be claimed on the Corporation's income tax returns through December 31, 2001. As of December 31, 2001, total permanent financing debt for the projects is $277 million. This permanent financing debt is secured solely by the properties, is nonrecourse to the Corporation and is not supported or guaranteed by the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing debt guarantees are eliminated at the time permanent financing is obtained. At December 31, 2001, $51 million of temporary interim financing debt is guaranteed by the Corporation. About $30 million of the guarantee is expected to be eliminated in 2002 and the balance is expected to be eliminated by 2005. The Corporation considers its default risk from these real estate investments and its temporary interim financing debt guarantees to be minimal as a result of geographical dispersion of the projects and because the permanent financing debt of the projects is nonrecourse to the Corporation.

     As of December 31, 2001, the total underlying market value of the properties is estimated to be comfortably in excess of the total related permanent financing debt. If the Corporation's investments in these real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits and depreciation deductions claimed on the Corporation's income tax returns may be recaptured and may result in a charge to income. As of December 31, 2001, this recapture risk is estimated to be at least $33 million. The Corporation has no current intention of disposing of these investments, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the Corporation considers its recapture risk to be remote.

     No current or former officer or employee of the Corporation, its subsidiaries or affiliates or any person related to such officer or employee is a participant in any of the above financing arrangements and therefore could not personally benefit in any way, financially or otherwise, from any of these arrangements.

     From time to time, the Corporation acquires the use of certain assets, such as automobiles, fork lifts, trucks, office equipment, warehouses and some manufacturing equipment through operating leasing arrangements, including synthetic leases. Synthetic leases are often desirable when they offer administrative benefits, as would be the case in avoiding the burden of acquiring and disposing of automobiles, fork lifts and trucks, or when long-term interest-only financing is available, as is often the case in real
estate  synthetic  leases.    Synthetic  leases  usually  are  cost-effective
alternatives to traditional operating leases because of their more favorable interest rates and treatment under income tax laws. Under applicable accounting rules for operating leases, rent expense is recorded for financial reporting purposes and no asset or debt obligation is recorded on the Corporation's balance sheet.

     In 2001, rental expense under operating leases, including synthetic leases, totaled $159.4 million. Using a standard rate of eight times annual rental expense to estimate the fair value of assets under lease would equate to the Corporation having approximately $1.3 billion of assets financed by means of operating and synthetic leases. Synthetically leased assets total about $25 million, or 2 percent, of the total assets leased by the Corporation.

     Many of these operating leases have termination penalties or residual value guarantees. However, because the assets under operating leases are used in the conduct of the Corporation's business operations, it is unlikely that any significant portion of these operating leases would be terminated prior to the normal expiration of their lease terms. Accordingly, the Corporation considers its risks related to these termination penalties and residual value guarantees to be minimal.

Other  Commentary:

-    The Corporation purchased an additional 5 percent ownership interest in
     KCA  for  A$77.5 million (approximately $39 million), increasing its
     ownership interest  to  55  percent.    This  acquisition  is  part of the
     Corporation's strategy  to  expand  its  three  business  segments  within
     Australia.   The acquisition  of  the  additional  5  percent  ownership of KCA resulted in recognizing goodwill of $32 million reflecting the Corporation's expectation of continued growth and profitability of KCA. Effective July 1, 2001, the Corporation began consolidating KCA's net sales and operating results. The Corporation and its joint venture partner, Amcor Limited, also exchanged options for the purchase by the Corporation of the remaining 45 percent ownership interest for A$697.5 million (approximately $355 million) within the next four years.

- Management believes that the Corporation's ability to generate cash from operations, which has exceeded $2 billion in each of the last three years, and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

RISK  SENSITIVITY

     As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to the fair value of the agreements with a positive fair value at the reporting date. Additionally, credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

     Effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, which is part of stockholders' equity, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

     Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net as a cumulative effect of a change in accounting. It also recorded an after-tax gain of $1.5 million in other comprehensive income on cash flow hedges of forecasted purchases of pulp, which was recognized in income in 2001.

Foreign  Currency  Risk

     Foreign currency risk is managed by the use of foreign currency forward, swap and option contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2001, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 2001, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving transactional exposures would have resulted in a net pretax loss of approximately $32 million. These hypothetical gains or losses on foreign currency contracts and transactional exposures are defined as the difference between the December 31, 2001 rates and the hypothetical exchange rates. In the view of management, the above losses resulting from the hypothetical changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

Interest  Rate  Risk

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2001, the debt portfolio was composed of approximately 50 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 50 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2001, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     Various outstanding interest-bearing instruments are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2001, a 10 percent change in interest rates would have resulted in no material change in the fair value of fixed-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would have had no material effect on the future results of operations.

Commodity  Price  Risk

     The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 20 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks. Management does not believe that commodity price risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

Inflation  Risk

     The Corporation's inflation risk is managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

OTHER  INFORMATION

Use  of  Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the appropriate period. Estimates are used in accounting for, among other items, consumer and trade promotion and rebate accruals, employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

     Among those factors affecting the accruals for promotion and rebate costs are estimates of the number of consumer coupons that will be redeemed, the level of support that trade customers have provided to the Corporation and the quantity of products distributors have sold to specific customers. Generally, the Corporation bases its estimates on historical patterns of expense, influenced by judgments about current market conditions.

     The accounting model for pension costs under SFAS 87, Employers' Accounting for Pensions, is based on the delayed recognition of the pension obligation. For example, changes in the fair market value of pension assets under SFAS 87 are not recognized as they occur but are recognized in a systematic and gradual manner over future years. To illustrate application of the delayed recognition approach, at December 31, 1999, the fair market value of assets for the Corporation's defined benefit pension plans was approximately $4.4 billion, and based on the Corporation's expected long-term rate of return of 9.3 percent, these assets were expected to increase in value during 2000 by approximately $400 million. However, the value of pension assets declined by about $50 million in 2000 and after benefit payments of $255 million, the fair market value of plan assets was approximately $4.1 billion at December 31, 2000. During 2001, the December 31, 2000 fair market value of pension assets of $4.1 billion was expected to increase by approximately $370 million. However, pension assets declined in value by about $130 million in 2001 and after benefit payments of $260 million, the fair market value of pension assets was approximately $3.7 billion at December 31, 2001. Primarily as a consequence of these factors, the Corporation's net cost of pensions increased approximately $90 million in 2000 compared to 1999 and approximately $65 million in 2001 compared to 2000.

     The Corporation retains selected property and casualty risks, primarily related to workers compensation and certain product liability. Accrued liabilities for incurred but not reported events related to these retained risks are calculated based upon loss development factors provided to the Corporation by its external insurance brokers. The Corporation's total cost for property and casualty risks has in recent years been relatively stable and this trend is expected to continue.

     As of December 31, 2001, the Corporation has recorded deferred tax assets related to income tax loss carryforwards and income tax credits totaling $367.6 million and has established valuation allowances against these deferred tax assets of $177.2 million, thereby resulting in a net deferred tax asset of $190.4 million. As of December 31, 2000, the net deferred tax asset was $142.8 million. These income tax losses and credits are in non-U.S. taxing jurisdictions and in certain states within the U.S. In determining the valuation allowances to establish against these deferred tax assets, the Corporation considers many factors, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Corporation concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CONTINGENCIES  AND  LEGAL  MATTERS

LITIGATION

     The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

     Approximately 300 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers.

     In 1999, prior to the acquisition of Safeskin by the Corporation, numerous lawsuits (collectively the "Securities Actions") were filed in the U.S. District Court for the Southern District of California against Safeskin and certain of its officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Securities Actions were brought by plaintiffs in their individual capacity and on behalf of a purported class of persons who purchased or otherwise acquired Safeskin publicly traded securities during various periods occurring prior to the Corporation's acquisition of Safeskin. The suits allege that plaintiffs purchased Safeskin securities at prices artificially inflated by defendants' misrepresentations and omissions concerning Safeskin's financial condition and prospects and seek an unspecified amount of damages. Defendants' motion to dismiss was denied. A plaintiffs' class has been certified consisting of those who purchased Safeskin common stock and options during the period of February 18, 1998
through March  11,  1999.    Discovery  is continuing and the Corporation
continues to contest  liability  in  this  matter.

     In addition, a shareholder derivative action has been filed against certain of Safeskin's directors, and Safeskin as a nominal defendant, in the Supreme Court of the State of California, San Diego County (the "Derivative
Action").    The  Derivative Action alleges breach of fiduciary duty, waste of corporate assets and gross negligence in connection with Safeskin's stock repurchase program and seeks an unspecified amount of damages. The court has continued discovery in the Derivative Action so that it can be completed following the resolution of the Securities Actions.

     On April 14, 2000, a complaint was filed against the Corporation and others in the State of Maine Superior Court. Eighteen plaintiffs seek compensation for injuries allegedly caused by exposure to substances emitted by the defendants' mills, including two mills formerly owned by the Corporation, and from the Central Maine Disposal Landfill in Fairfield, Maine. The Corporation is contesting the claims asserted by the plaintiffs.

     Since 1998, the Corporation has been involved in a series of complex legal disputes between the Corporation and Mobile Energy Services Company, L.L.C. and related parties ("MESC"). These disputes arose from the closure of the Corporation's Mobile pulp mill. MESC owns a cogeneration complex that provides energy services to the Corporation's Mobile mill.

     In 1998, the Corporation decided to close its Mobile pulp mill and gave notice to MESC of its intent to terminate a long-term energy services agreement. In January 1999, MESC filed for Chapter 11 bankruptcy protection and brought an adversary proceeding in the United States Bankruptcy Court against the Corporation claiming unspecified damages arising from the mill closure and termination of the energy services agreement.

     In March 2001, an arbitration ruling was issued. In that ruling, the arbitrator rejected MESC's claims related to the pulp mill closure finding that the Corporation had affected a proper pulp mill closure. However, the arbitrator also ruled that the operation of certain assets by the Corporation after the pulp mill closure permitted MESC to reinstate the pulp mill energy services agreement. This reinstatement became subject to binding arbitration brought by MESC in April 2001. A ruling issued in this arbitration on January 31, 2002 resulted in the Corporation recording a pre-tax charge of approximately $27 million in its 2001 earnings.

     In addition, MESC submitted binding arbitration claims for reimbursement by the Corporation of certain capital and energy costs incurred by MESC. A ruling issued in this arbitration on January 21, 2002 resulted in the Corporation recording a pre-tax charge of approximately $17 million in its 2001 earnings.

     Of the numerous allegations made against the Corporation in the 1999 adversary proceeding, only fraudulent transfer claims remain pending before the Bankruptcy Court. In addition, MESC subsequently filed three additional adversary proceedings against the Corporation. The Corporation continues to contest vigorously MESC's various claims in Bankruptcy Court.

     As of December 31, 2001, the Corporation, along with approximately 80 other non-affiliated companies, was a party to approximately 142 lawsuits in Florida, Georgia, Mississippi, Texas, Pennsylvania, Missouri, Illinois and California state courts with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. No specific product ever manufactured by the Corporation has been identified by the plaintiffs as having caused or contributed to any asbestos-related lung disease. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity.

CONTINGENCY

     One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 17 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2001 is estimated to be approximately $85 million. However, management considers the probability of closure of this mill to be remote.

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

NEW  PRONOUNCEMENTS

     SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, were issued in June 2001. SFAS 141 was effective July 1, 2001 and SFAS 142 is effective beginning January 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Application of nonamortization provisions of SFAS 142 would have increased reported net income by approximately $.18 per share in 2001. During 2002, the Corporation will perform the required impairment tests of goodwill and intangible assets as of January 1, 2002. The Corporation does not expect any write-offs upon implementation of this standard.

     SFAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability and an offsetting asset retirement cost on the balance sheet in the period it is incurred if a reasonable estimate of the fair value of the liability can be made.

     SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and is effective beginning January 1, 2002. SFAS 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

     SFAS 143 and SFAS 144 will be adopted on their effective dates, and adoption is not expected to result in any material effects on the Corporation's financial statements.

     In April 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-25, Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products. Under EITF 00-25, the cost of promotion activities offered to customers will be classified as a reduction in sales revenue. The Corporation will adopt EITF 00-25, as required, beginning January 1, 2002. This reclassification will reduce net sales by approximately $1 billion, $885 million and $900 million for 2001, 2000 and 1999, respectively. Adoption will not change reported earnings.

     Also in April 2001, the EITF delayed implementation of EITF 00-14, Accounting for Certain Sales Incentives, to coincide with the implementation
date  for  EITF  00-25.    Under EITF 00-14, the estimated redemption value of
consumer coupons must be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation will adopt EITF 00-14 effective January 1, 2002 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $205 million, $190 million and $205 million in 2001, 2000 and 1999,
respectively.    Upon  adoption  of EITF  00-14,  the  Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the period for recognizing the face value of coupons, which at December 31, 2001 was an after-tax charge equal to $.02 per share.

OUTLOOK

     The Corporation believes that the outlook for improvement in the economies and market conditions in Argentina and Brazil for 2002 remain uncertain; however, the Corporation should benefit from improved market conditions for its business-to-business operations in North America as the economy recovers. Based on its assumptions regarding foreign exchange rates, the Corporation believes that the impact of exchange rates on earnings will be
far  less  onerous  in  2002  than  in  2001.    As  a  result,  sales
and operating profit at most of the Corporation's international units should be stronger.

     During 2001, the Corporation introduced a new product, Cottonelle Fresh rollwipes. The product is currently being distributed in the Southeastern U.S. and is generating higher levels of consumer trial, but the Corporation is still in the relatively early stages of gaining in-market experience. The Corporation remains optimistic about the future of rollwipes and will likely make a decision mid-2002 about expanding its availability beyond the Southeastern U.S.

     The Corporation believes it is building competitive advantage to grow its top- and bottom-lines, and it is focused on increasing cash flow to help fund its growth. In 2002, the Corporation expects to drive sales growth with volume gains in the mid-single digits.

INFORMATION  CONCERNING  FORWARD-LOOKING  STATEMENTS

     Certain matters discussed in this report concerning, among other things, the business outlook, including new product introductions, cost savings and acquisitions, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

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


CONSOLIDATED  INCOME  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries


                                                              Year Ended December 31
                                                        ----------------------------------
(Millions of dollars, except per share amounts)           2001        2000         1999
------------------------------------------------------------------------------------------
NET SALES . . . . . . . . . . . . . . . . . . . . . . . $14,524.4   $13,982.0    $13,006.8
  Cost of products sold . . . . . . . . . . . . . . . .   8,615.5     8,228.5      7,681.6
                                                        ---------   ---------    ---------

GROSS PROFIT. . . . . . . . . . . . . . . . . . . . . .   5,908.9     5,753.5      5,325.2
  Advertising, promotion and selling expenses . . . . .   2,334.4     2,122.7      2,097.8
  Research expense. . . . . . . . . . . . . . . . . . .     295.3       277.4        249.8
  General expense . . . . . . . . . . . . . . . . . . .     767.9       742.1        707.4
  Goodwill amortization . . . . . . . . . . . . . . . .      89.4        81.7         41.8
  Other (income) expense, net . . . . . . . . . . . . .      83.7      (104.2)      (207.0)
                                                        ---------   ---------    ---------

OPERATING PROFIT. . . . . . . . . . . . . . . . . . . .   2,338.2     2,633.8      2,435.4
  Interest income . . . . . . . . . . . . . . . . . . .      17.8        24.0         29.4
  Interest expense. . . . . . . . . . . . . . . . . . .    (191.6)     (221.8)      (213.1)
                                                        ---------   ---------     --------

INCOME BEFORE INCOME TAXES. . . . . . . . . . . . . . .   2,164.4     2,436.0      2,251.7
  Provision for income taxes. . . . . . . . . . . . . .     645.7       758.5        730.2
                                                        ---------   ---------     --------

INCOME BEFORE EQUITY INTERESTS. . . . . . . . . . . . .   1,518.7     1,677.5      1,521.5
  Share of net income of equity companies . . . . . . .     154.4       186.4        189.6
  Minority owners' share of subsidiaries' net income. .     (63.2)      (63.3)       (43.0)
                                                        ---------   ---------     --------

NET INCOME. . . . . . . . . . . . . . . . . . . . . . . $ 1,609.9   $ 1,800.6     $1,668.1
                                                        =========   =========     ========

NET INCOME PER SHARE
    Basic . . . . . . . . . . . . . . . . . . . . . . . $    3.04   $    3.34     $   3.11
                                                        =========   =========     ========
    Diluted . . . . . . . . . . . . . . . . . . . . . . $    3.02   $    3.31     $   3.09
                                                        =========   =========     ========






















See  Notes  to  Consolidated  Financial  Statements.


CONSOLIDATED  BALANCE  SHEET
Kimberly-Clark  Corporation  and  Subsidiaries


                                                                                      December 31
                                                                                ---------------------
(Millions of dollars)               ASSETS                                         2001        2000
-----------------------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . .   $   405.2   $   206.5

  Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,672.4     1,809.6

  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,494.1     1,390.4

  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .       239.8       287.1

  Prepaid expenses and other. . . . . . . . . . . . . . . . . . . . . . . . .       110.7        96.3
                                                                                ---------    --------

    TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . .     3,922.2     3,789.9

PROPERTY

  Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       242.5       239.2

  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,921.8     1,854.4

  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . .    10,073.0     9,135.1

  Construction in progress. . . . . . . . . . . . . . . . . . . . . . . . . .       477.4       786.1
                                                                                ---------   ---------

                                                                                 12,714.7    12,014.8

  Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . .     5,388.2     5,096.3
                                                                                ---------   ---------

    NET PROPERTY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,326.5     6,918.5

INVESTMENTS IN EQUITY COMPANIES . . . . . . . . . . . . . . . . . . . . . . .       705.3       798.8

GOODWILL, NET OF ACCUMULATED AMORTIZATION . . . . . . . . . . . . . . . . . .     1,950.3     1,977.8

OTHER ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,103.3       994.8
                                                                                ---------   ---------

                                                                                $15,007.6   $14,479.8
                                                                                =========   =========









See  Notes  to  Consolidated  Financial  Statements.




                                                                                      December 31
                                                                                ---------------------
                                  LIABILITIES AND STOCKHOLDERS' EQUITY             2001        2000
-----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Debt payable within one year. . . . . . . . . . . . . . . . . . . . . . . . . $ 1,236.1   $ 1,490.5

  Trade accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .     768.9       901.7

  Other payables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     335.3       274.2

  Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,225.3     1,239.8

  Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     456.2       523.5

  Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     146.5       144.2
                                                                                ---------    --------

    TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . .   4,168.3     4,573.9

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,424.0     2,000.6

NONCURRENT EMPLOYEE BENEFIT AND OTHER OBLIGATIONS . . . . . . . . . . . . . . .     916.0       869.2

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,004.6       987.5

MINORITY OWNERS' INTERESTS IN SUBSIDIARIES. . . . . . . . . . . . . . . . . . .     309.4       281.3

PREFERRED SECURITIES OF SUBSIDIARY. . . . . . . . . . . . . . . . . . . . . . .     538.4           -


STOCKHOLDERS' EQUITY

  Preferred stock - no par value - authorized 20.0 million shares,
    none issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         -           -

    Common stock - $1.25 par value - authorized 1.2 billion shares;
    issued 568.6 million shares at December 31, 2001 and 2000 . . . . . . . . .     710.8       710.8

  Additional paid-in capital                                                        415.6       412.3

    Common stock held in treasury, at cost - 47.6 million and 35.2 million
    shares at December 31, 2001 and 2000, respectively. . . . . . . . . . . . .  (2,748.2)   (1,974.1)

  Accumulated other comprehensive income (loss) . . . . . . . . . . . . . . . .  (1,696.2)   (1,337.6)

  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8,999.5     7,982.0

  Unearned compensation on restricted stock . . . . . . . . . . . . . . . . . .     (34.6)      (26.1)
                                                                             ------------   ---------

    TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . .       5,646.9     5,767.3
                                                                             ------------   ---------

                                                                             $   15,007.6   $14,479.8
                                                                             ============   =========


CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY
Kimberly-Clark  Corporation  and  Subsidiaries


                                 Common Stock                                 Accumulated               Unearned    Total
                                    Issued        Additional Treasury Stock      Other                Compensation  Stock-   Compre-
(Millions of dollars,         -------------------   Paid-In  ---------------  Comprehensive Retained on Restricted holders'  hensive
except share amounts)            Shares    Amount   Capital  Shares   Amount  Income(Loss)  Earnings    Stock        Equity  Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at
  December 31, 1998 . . . . . .568,596,810 $710.8   $86.3  30,399,403 $(1,454.7) $(964.3)   $5,653.4    $    -   $4,031.5
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (48.2) (2,189,629)   108.9         -           -         -       60.7
Stock option income tax
  benefits. . . . . . . . . . .          -      -    28.5           -        -         -           -         -       28.5
Shares purchased for
  treasury. . . . . . . . .              -      -       -  13,940,653   (779.0)        -           -         -     (779.0)
Shares issued for the
  acquisition of Ballard                 -      -   100.6 (13,758,610)   686.2         -           -         -      786.8
  Medical Products. . . . .
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     (.8)   (362,000)    18.2         -           -      (13.5)      3.9
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -        -         -     1,668.1         -    1,668.1  $1,668.1
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustment. . . . . . .          -      -       -           -        -    (154.6)          -         -     (154.6)   (154.6)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -        -       4.1           -         -        4.1       4.1
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -        -         -           -         -          -  $1,517.6
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -        -         -      (556.9)        -     (556.9)
                               ----------- ------ ------- ----------- --------- --------    --------    ------   --------
Balance at
  December 31, 1999 . . . . . .568,596,810  710.8   166.4  27,969,816  (1,420.4)(1,114.8)    6,764.6     (13.5)   5,093.1
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (63.7) (2,900,773)    154.0        -           -         -       90.3
Stock option income tax
  benefits. . . . . . . . . . .          -      -    25.2           -         -        -           -         -       25.2
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  21,216,618  (1,190.7)       -           -         -   (1,190.7)
Shares issued for the
  acquisition of Safeskin
  Corporation . . . . . . . . .          -      -   282.4 (10,695,002)    464.0        -           -         -      746.4
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     2.0    (357,400)     19.0        -           -      (12.6)      8.4
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -        -     1,800.6         -    1,800.6  $1,800.6
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustment. . . . . . .          -      -       -           -         -   (218.8)          -         -     (218.8)   (218.8)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -      4.0           -         -        4.0       4.0
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -         -        -           -         -          -  $1,577.8
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -        -      (583.2)        -     (583.2)
                               ----------- ------ ------- ----------- --------- --------    --------    ------   --------
Balance at
  December 31, 2000 . . . . . .568,596,810  710.8   412.3  35,233,259  (1,974.1)(1,337.6)    7,982.0     (26.1)   5,767.3


CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY (Continued)
Kimberly-Clark  Corporation  and  Subsidiaries


                                 Common Stock                                 Accumulated               Unearned    Total
                                    Issued        Additional Treasury Stock      Other                Compensation  Stock-   Compre-
(Millions of dollars,         -------------------   Paid-In  ---------------  Comprehensive Retained on Restricted holders'  hensive
except share amounts)            Shares    Amount   Capital  Shares   Amount  Income(Loss)  Earnings    Stock        Equity  Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at
  December 31, 2000 . . . . . .568,596,810  710.8   412.3  35,233,259  (1,974.1)  (1,337.6)  7,982.0    $(26.1)   5,767.3
Shares issued for the
  exercise of stock options
  and awards. . . . . . . . . .          -      -   (17.5) (2,432,855)    119.0          -         -         -      101.5
Stock option income tax
  benefits. . . . . . . . . . .          -      -    17.7           -         -          -         -         -       17.7
Shares purchased for
  treasury. . . . . . . . . . .          -      -       -  15,140,802    (909.7)         -         -         -     (909.7)
Stock issued, net of
  forfeitures, under restricted
  stock plans, less
  amortization. . . . . . . . .          -      -     3.1    (354,558)     16.6          -         -      (8.5)      11.2
Comprehensive income:
  Net income. . . . . . . . . .          -      -       -           -         -          -   1,609.9         -    1,609.9  $1,609.9
  Other comprehensive
    income (loss):
      Unrealized translation
        adjustment. . . . . . .          -      -       -           -         -     (256.7)        -         -     (256.7)   (256.7)
      Minimum pension liability
        adjustment. . . . . . .          -      -       -           -         -     (102.1)        -         -     (102.1)   (102.1)
      Deferred loses on
        cash flow hedges. . . .          -      -       -           -         -        (.1)        -         -        (.1)      (.1)
      Unrealized holding gains
        on securities . . . . .          -      -       -           -         -         .3         -         -         .3        .3
                                                                                                                           --------
Comprehensive income. . . . . .          -      -       -           -         -          -         -         -          -  $1,251.3
                                                                                                                           ========
Dividends declared on
  common shares . . . . . . . .          -      -       -           -         -          -    (592.4)        -     (592.4)
                               ----------- ------ ------- ----------- ---------  ---------  --------    ------   --------
Balance at
  December 31, 2001 . . . . . .568,596,810 $710.8  $415.6  47,586,648 $(2,748.2) $(1,696.2) $8,995.5    $(34.6)  $5,646.9
                               =========== ======  ====== =========== =========  =========  ========    ======   ========


See  Notes  to  Consolidated  Financial  Statements.


CONSOLIDATED  CASH  FLOW  STATEMENT
Kimberly-Clark  Corporation  and  Subsidiaries



                                                                                Year Ended December 31
                                                                           --------------------------------
(Millions of dollars)                                                        2001       2000        1999
-----------------------------------------------------------------------------------------------------------
OPERATIONS
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,609.9   $ 1,800.6   $ 1,668.1
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      650.2       591.7       586.2
  Goodwill amortization. . . . . . . . . . . . . . . . . . . . . . . . .       89.4        81.7        41.8
  Deferred income tax provision. . . . . . . . . . . . . . . . . . . . .       39.7        84.1       126.2
  Net losses (gains) on asset dispositions . . . . . . . . . . . . . . .      102.0        19.3      (143.9)
  Equity companies' earnings in excess of dividends paid . . . . . . . .      (39.1)      (67.0)      (78.7)
  Minority owners' share of subsidiaries' net income . . . . . . . . . .       63.2        63.3        43.0
  Increase in operating working capital. . . . . . . . . . . . . . . . .     (232.6)     (338.3)      (61.5)
  Postretirement benefits. . . . . . . . . . . . . . . . . . . . . . . .      (54.7)     (121.9)      (43.1)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25.8        19.7         1.8
                                                                           --------   ---------   ---------

      CASH PROVIDED BY OPERATIONS. . . . . . . . . . . . . . . . . . . .    2,253.8     2,133.2     2,139.9
                                                                           --------   ---------   ---------

INVESTING
  Capital spending . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,099.5)   (1,170.3)     (786.4)
  Acquisitions of businesses, net of cash acquired                           (135.0)     (294.5)     (271.9)
  Proceeds from dispositions of property and businesses. . . . . . . . .       34.4        44.5       115.2
  Purchases of available-for-sale securities . . . . . . . . . . . . . .      (19.7)          -           -
  Proceeds from equity investments . . . . . . . . . . . . . . . . . . .       33.1        53.1           -
  Proceeds from notes receivable . . . . . . . . . . . . . . . . . . . .          -       220.0       383.0
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (64.4)      (37.7)      (22.3)
                                                                           --------   ---------   ---------

      CASH USED FOR INVESTING. . . . . . . . . . . . . . . . . . . . . .   (1,251.1)   (1,184.9)     (582.4)
                                                                           --------   ---------   ---------

FINANCING
  Cash dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . .     (590.1)     (580.1)     (551.3)
  Net (decrease) increase in short-term debt                                 (114.5)      700.7      (163.8)
  Increases in long-term debt. . . . . . . . . . . . . . . . . . . . . .      475.9       359.4       117.7
  Decreases in long-term debt. . . . . . . . . . . . . . . . . . . . . .     (275.1)     (446.7)      (75.9)
  Issuance of preferred securities of subsidiary . . . . . . . . . . . .      516.5           -           -
  Proceeds from exercise of stock options. . . . . . . . . . . . . . . .      101.5        90.3        60.8
  Acquisitions of common stock for the treasury. . . . . . . . . . . . .     (891.5)   (1,190.7)     (779.0)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (26.7)        2.5        12.8
                                                                           --------   ---------   ---------

      CASH USED FOR FINANCING. . . . . . . . . . . . . . . . . . . . . .     (804.0)   (1,064.6)   (1,378.7)
                                                                           --------   ---------   ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . .   $  198.7   $  (116.3)  $   178.8
                                                                           ========   =========   =========








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

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Differences from those estimates are recorded in the appropriate period. Estimates are used in accounting for, among other items, consumer and trade promotion and rebate accruals, employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

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

AVAILABLE-FOR-SALE  SECURITIES

     Available-for-sale securities carried at market value and included in other assets were approximately $20 million at December 31, 2001. This balance was held by the Corporation's consolidated foreign financing subsidiary formed in February 2001 as described in Note 9. These securities consist of debt securities issued by non-U.S. governments and unaffiliated corporations with maturity dates of two years or less. Unrealized holding gains or losses on these securities are recorded in other comprehensive income
until  realized.    No  gains  or  losses  were  realized  during  2001.

PROPERTY  AND  DEPRECIATION

     Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line or units-of-production method for financial reporting purposes and generally on an accelerated method for income tax purposes. Capitalized costs of purchased and internally developed software are amortized on the straight-line method over not more than five years. Estimated useful lives are periodically reviewed and, when warranted, changes are made that generally result in an acceleration of depreciation. These long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. Measurement of an impairment loss would be based on discounted future cash flows compared to the carrying amount of the assets.
When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

     The cost of major maintenance performed on the Corporation's manufacturing facilities, composed of labor, materials and other incremental
costs,  is  charged  to  operations  as  incurred.   Start-up costs for new or
expanded  facilities  are  expensed  as  incurred.

GOODWILL

     Under current accounting requirements, goodwill acquired prior to July 1, 2001 is amortized on the straight-line method over periods ranging from 10 years to 40 years. Accumulated amortization of goodwill at December 31, 2001
and  2000  was  $308.1  million  and  $231.4  million,  respectively.    The
realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flow associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and
require  management  assessments  and  judgments.    Historically,  acquired
businesses generally have generated sufficient cash flows to recover the cost of goodwill.

REVENUE  RECOGNITION

     Sales revenue is recognized at the time of product shipment to unaffiliated customers and appropriate provision is made for uncollectible accounts.

ADVERTISING  EXPENSE

     Advertising costs are expensed in the year the related advertisement is first presented by the media. Advertising expenses charged to income totaled $385.2 million in 2001, $349.3 million in 2000 and $336.5 million in 1999.
For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

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

ACCOUNTING  STANDARDS  CHANGES  AND  NEW  PRONOUNCEMENTS

     On January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and
Hedging  Activities.    See  Note  6  for  further  discussion.

     SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, were issued in June 2001. SFAS 141 was effective July 1, 2001 and SFAS 142 is effective beginning January 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Application of nonamortization provisions of SFAS 142 would have increased reported net income by approximately $.18 per share in 2001. During 2002, the Corporation will perform the required impairment tests of goodwill and intangible assets as of January 1, 2002. The Corporation does not expect any write-offs upon implementation of this standard.

     SFAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability and an offsetting asset retirement cost on the balance sheet in the period it is incurred if a reasonable estimate of the fair value of the liability can be made.

     SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and is effective beginning January 1, 2002. SFAS 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

     SFAS 143 and SFAS 144 will be adopted on their effective dates, and adoption is not expected to result in any material effects on the Corporation's financial statements.

     In April 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-25, Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products. Under EITF 00-25, the cost of promotion activities offered to customers will be classified as a reduction in sales revenue. The Corporation will adopt EITF 00-25, as required, beginning January 1, 2002. This reclassification will reduce net sales by approximately $1 billion, $885 million and $900 million for 2001, 2000 and 1999, respectively. Adoption will not change reported earnings.

     Also in April 2001, the EITF delayed implementation of EITF 00-14, Accounting for Certain Sales Incentives, to coincide with the implementation date for EITF 00-25. Under EITF 00-14, the estimated redemption value of consumer coupons must be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation will adopt EITF 00-14 effective January 1, 2002 and will reclassify the face value of coupons and similar discounts ("Discounts") as a reduction in revenue for all periods presented. Discounts recorded as promotion expense were approximately $205 million, $190 million and $205 million in 2001, 2000 and 1999, respectively. Upon adoption of EITF 00-14, the Corporation will report a cumulative effect of a change in accounting principle resulting from a change in the period for recognizing the face value of coupons, which at December 31, 2001 was an after-tax charge equal to $.02 per share.

NOTE  2.   INCOME  TAXES


     An  analysis  of  the  provision  for  income  taxes  follows:


                                                            Year Ended December 31
                                                          --------------------------
(Millions of dollars)                                      2001      2000      1999
------------------------------------------------------------------------------------
Current income taxes:
  United States. . . . . . . . . . . . . . . . . . . . .  $363.9    $407.3    $386.9
  State. . . . . . . . . . . . . . . . . . . . . . . . .    52.5      36.5      69.8
  Other countries. . . . . . . . . . . . . . . . . . . .   189.6     230.6     147.3
                                                          ------    ------    ------

    Total. . . . . . . . . . . . . . . . . . . . . . . .   606.0     674.4     604.0
                                                          ------    ------    ------

Deferred income taxes:
  United States. . . . . . . . . . . . . . . . . . . . .   115.4      91.3     139.2
  State. . . . . . . . . . . . . . . . . . . . . . . . .   (17.9)     14.0     (18.7)
  Other countries. . . . . . . . . . . . . . . . . . . .   (57.8)    (21.2)      5.7
                                                          ------    ------    ------

    Total. . . . . . . . . . . . . . . . . . . . . . . .    39.7      84.1     126.2
                                                          ------    ------    ------

Total provision for income taxes . . . . . . . . . . . .  $645.7    $758.5    $730.2
                                                          ======    ======    ======

  Income before income taxes is classified in the Consolidated Income Statement as follows:



                                                            Year Ended December 31
                                                          --------------------------
(Millions of dollars)                                      2001      2000      1999
------------------------------------------------------------------------------------
United States. . . . . . . . . . . . . . . . . . . . .  $1,741.8  $1,787.5  $1,782.7
Other countries. . . . . . . . . . . . . . . . . . . .     422.6     648.5     469.0
                                                        --------  --------  --------

                                                        $2,164.4  $2,436.0  $2,251.7
                                                        ========  ========  ========

     Deferred income tax assets (liabilities) are composed of the following:



                                                                               December 31
                                                                          -------------------
(Millions of dollars)                                                        2001       2000
---------------------------------------------------------------------------------------------
Current deferred income tax asset attributable to:

  Advertising and promotion accruals . . . . . . . . . . . . . . . .      $     8.7   $  20.8
  Pension, postretirement and other employee benefits. . . . . . . .          112.7     130.4
  Other accrued expenses . . . . . . . . . . . . . . . . . . . . . .           92.5     100.0
  Inventory. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           18.0      24.8
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            8.0      14.7
  Valuation allowances . . . . . . . . . . . . . . . . . . . . . . .            (.1)     (3.6)
                                                                          ---------   -------

Net current deferred income tax asset. . . . . . . . . . . . . . . .      $   239.8   $ 287.1
                                                                          =========   =======

Noncurrent deferred income tax asset attributable to:

  Accumulated depreciation . . . . . . . . . . . . . . . . . . . . .      $   (42.7)  $ (16.7)
  Income tax loss carryforwards. . . . . . . . . . . . . . . . . . .          299.9     222.3
  Foreign tax credits. . . . . . . . . . . . . . . . . . . . . . . .           51.4      30.0
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           29.6      22.1
  Valuation allowances . . . . . . . . . . . . . . . . . . . . . . .         (177.1)   (155.2)
                                                                          ---------   -------

  Net noncurrent deferred income tax asset included in other assets.      $   161.1   $ 102.5
                                                                          =========   =======

Noncurrent deferred income tax liability attributable to:

  Accumulated depreciation . . . . . . . . . . . . . . . . . . . . .      $  (995.2)  $(950.1)
  Income tax loss carryforwards. . . . . . . . . . . . . . . . . . .           14.1      40.7
  Pension and other postretirement benefits. . . . . . . . . . . . .          207.1     157.9
  Installment sales. . . . . . . . . . . . . . . . . . . . . . . . .         (254.1)   (254.1)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           23.5      18.1
                                                                          ---------   -------

Net noncurrent deferred income tax liability . . . . . . . . . . . .      $(1,004.6)  $(987.5)
                                                                          =========   =======



     Valuation allowances for deferred income tax assets increased $18.4 million in 2001 and decreased $120.2 million in 2000. Valuation allowances at the end of 2001 primarily relate to the potentially unusable portion of income tax loss carryforwards of $869 million in jurisdictions primarily outside the United States. If not utilized against taxable income, $426 million of the loss carryforwards will expire from 2001 through 2020. The remaining $443 million has no expiration date.

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

     Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes.


                                                               Year Ended December 31
                                            --------------------------------------------------------------
                                                  2001                  2000                 1999
                                            -----------------     ----------------     -------------------
(Millions  of  dollars)                     AMOUNT    PERCENT     Amount    Percent    Amount      Percent
----------------------------------------------------------------------------------------------------------

Income before income taxes:
  As reported. . . . . . . . . . . . .      $2,164.4              $2,436.0             $2,251.7
  Charges (credits) for unusual items.         212.9                  (1.1)               (97.3)
                                            --------              --------             --------
    Income before income taxes and
      unusual items. . . . . . . . . .      $2,377.3               2,434.9             $2,154.4
                                            ========              ========             ========

Tax at U.S. statutory rate(a). . . . .      $  832.0   35.0%      $  852.2   35.0%       $754.0     35.0%
State income taxes, net of federal
  tax benefit. . . . . . . . . . . . .          26.6    1.1           32.5    1.3          29.7      1.4
Net operating losses realized. . . . .         (32.6)  (1.4)         (71.4)  (2.9)        (12.7)     (.6)
Other - net. . . . . . . . . . . . . .        (106.3)  (4.4)         (58.1)  (2.4)        (79.4)    (3.7)
                                            --------   ----       --------   ----      --------     ----

                                               719.7   30.3%         755.2   31.0%        691.6     32.1%
                                                       ====                  ====                   ====

Tax effects of unusual items . . . . .         (74.0)  34.8%           3.3      -          38.6     39.7%
                                            --------   ====       --------   ====      --------     ----

Provision for income taxes . . . . . .      $  645.7   29.8%      $  758.5   31.1%     $  730.2     32.4%
                                            ========   ====       ========   ====      ========     ====

(a)  Tax at U.S. statutory rate is based on income before income taxes excluding the charges (credits) for unusual items. The tax effects of the unusual items are shown elsewhere in the table.



     At December 31, 2001, income taxes have not been provided on approximately $2.7 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable. Withholding taxes of approximately $235 million would be payable upon remittance of all previously unremitted earnings at December 31, 2001.

NOTE  3.   POSTRETIREMENT  AND  OTHER  BENEFITS

PENSION  PLANS

     The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans
covering  substantially  all  regular  employees.   The funding policy for the
qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to fully fund the
accumulated  benefit  obligation.    Subject  to regulatory  and  tax
deductibility  limits,  any  funding  shortfall  will be eliminated  over  a
reasonable  number  of  years.    The  funding policy for nonqualified  U.S.
plans providing pension benefits in excess of limitations imposed by the U.S. income tax code and for the remaining defined benefit plans outside North America is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

     In accordance with SFAS 87, Employers' Accounting for Pensions, the Corporation has recorded a minimum pension liability for underfunded plans of $181.2 million at December 31, 2001, representing the excess of the unfunded accumulated benefit obligation ("ABO") over previously recorded pension cost liabilities. The minimum pension liability is included in noncurrent employee benefit and other obligations on the balance sheet. An offsetting charge of $12.9 million is included as an intangible asset, to the extent of unrecognized prior service cost, and the balance of $168.3 million is included in accumulated other comprehensive income, which is part of stockholders' equity. The principal cause of the accrual for an additional minimum pension liability in 2001 was the decline in the value of equity securities held by the United Kingdom pension trusts.

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

     Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.



                                                        Pension Benefits      Other Benefits
                                                      -------------------   -----------------
                                                              Year Ended December 31
                                                      ---------------------------------------
 (Millions of dollars)                                   2001      2000       2001      2000
 --------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year . . . . . . $3,847.1   $3,648.5   $ 661.9   $ 626.9
  Service cost. . . . . . . . . . . . . . . . . . . .     65.4       63.4      12.0      10.9
  Interest cost . . . . . . . . . . . . . . . . . . .    266.8      263.6      48.2      48.3
  Participants' contributions . . . . . . . . . . . .      7.4        8.5       5.3       5.2
  Amendments. . . . . . . . . . . . . . . . . . . . .       .2        4.5         -         -
  Actuarial loss. . . . . . . . . . . . . . . . . . .     86.4      181.3      41.8      41.0
  Acquisitions. . . . . . . . . . . . . . . . . . . .     37.3        6.6         -         -
  Curtailments. . . . . . . . . . . . . . . . . . . .     (1.4)         -         -         -
  Special termination benefits. . . . . . . . . . . .      9.0        1.1         -         -
  Currency exchange rate effects. . . . . . . . . . .    (37.4)     (68.9)     (1.8)      (.9)
  Benefit payments. . . . . . . . . . . . . . . . . .   (266.2)    (261.5)    (70.9)    (69.5)
                                                      --------   --------   -------   -------

  Benefit obligation at end of year . . . . . . . .    4,014.6    3,847.1     696.5     661.9
                                                      --------   --------   -------   -------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year. . .  4,086.5    4,426.2         -         -
  Actual loss on plan assets. . . . . . . . . . . . .   (130.0)     (47.5)        -         -
  Acquisitions. . . . . . . . . . . . . . . . . . . .     36.0        2.7         -         -
  Employer contributions. . . . . . . . . . . . . . .     16.4       19.3      65.6      64.3
  Participants' contributions . . . . . . . . . . . .      7.4        8.5       5.3       5.2
  Currency exchange rate effects. . . . . . . . . . .    (34.6)     (67.7)        -         -
  Benefit payments. . . . . . . . . . . . . . . . . .   (260.2)    (255.0)    (70.9)    (69.5)
                                                      --------   --------   -------   -------

  Fair value of plan assets at end of year. . . . . .  3,721.5    4,086.5         -         -
                                                      --------   --------   -------   -------

FUNDED STATUS
  (Deficiency) excess of plan assets over benefit
       obligation . . . . . . . . . . . . . . . . . .   (293.1)     239.4    (696.5)   (661.9)
  Unrecognized net actuarial loss (gain). . . . . . .    544.5      (37.0)      (.6)    (46.2)
  Unrecognized transition amount. . . . . . . . . . .     (1.0)      (5.4)        -         -
  Unrecognized prior service cost . . . . . . . . . .     53.8       62.5     (11.3)    (13.4)
                                                      --------   --------   -------   -------

  Net amount recognized . . . . . . . . . . . . . . . $  304.2   $  259.5   $(708.4)  $(721.5)
                                                      ========   ========   =======   =======

AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
  Prepaid benefit cost. . . . . . . . . . . . . . . . $  309.4   $  364.1   $     -   $     -
  Accrued benefit cost. . . . . . . . . . . . . . . .   (186.4)    (131.9)   (708.4)   (721.5)
  Intangible asset. . . . . . . . . . . . . . . . . .     12.9        4.6         -         -
  Accumulated other comprehensive income. . . . . . .    168.3       22.7         -         -
                                                      --------   --------   -------   -------
  Net amount recognized . . . . . . . . . . . . . . . $  304.2   $  259.5   $(708.4)  $(721.5)


     The above pension benefits information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed accumulated benefit obligations ("ABO") have been combined with plans where the ABO exceeds plan assets.

     Summary  disaggregated  information  about  these  pension  plans  follows:


                                           Assets  Exceed      ABO  Exceeds
                                                ABO               Assets
                                          ---------------     --------------
                                                      December  31
                                          ----------------------------------
(Millions  of  dollars)                     2001      2000     2001    2000
----------------------------------------------------------------------------

Projected benefit obligation. . . . .     $3,173.0  $3,650.0  $841.6  $197.1
ABO . . . . . . . . . . . . . . . . .      2,906.3   3,364.6   790.6   167.6
Fair value of plan assets . . . . . .      3,114.2   4,037.5   607.3    49.0




                                          Pension  Benefits   Other  Benefits
                                          -----------------   ---------------
                                                      December 31
                                          -----------------------------------
                                          2001      2000      2001    2000
-----------------------------------------------------------------------------

WEIGHTED AVERAGE ASSUMPTIONS
  Discount rate . . . . . . . . . . .     7.0%      7.2%      7.2%    7.5%
  Expected return on plan assets. . .     9.2%      9.3%        -       -
  Rate of compensation increase . . .     3.9%      4.1%        -       -
  Health care cost trend rate(a). . .       -         -      10.0%    6.9%


(a)  Assumed to decrease to 9.3% in 2003 and to zero by 2004 and thereafter.





                                             Pension  Benefits          Other  Benefits
                                       ----------------------------  ---------------------
                                                      Year  Ended  December  31
                                       ---------------------------------------------------
(Millions  of  dollars)                  2001       2000     1999     2001    2000    1999
------------------------------------------------------------------------------------------


COMPONENTS OF NET PERIODIC
BENEFIT COST
  Service cost. . . . . . . . . . . .  $  65.4   $  63.4   $  73.3   $12.0   $10.9   $12.5
  Interest cost . . . . . . . . . . .    266.8     263.6     251.1    48.2    48.3    45.2
  Expected return on plan assets(a) .   (368.1)   (397.6)   (352.8)      -       -       -
  Amortization of prior service cost.      8.6       9.1       9.5    (2.1)   (2.1)   (2.1)
  Amortization of transition amount .     (4.4)     (4.4)     (4.6)      -       -       -
  Recognized net actuarial loss
    (gain). . . . . . . . . . . . . .      4.5     (20.2)      4.8    (3.8)   (4.3)   (4.4)
  Curtailments. . . . . . . . . . . .     (1.4)        -      18.0       -       -    (4.1)
  Other . . . . . . . . . . . . . . .      9.0       1.0       6.1     (.1)      -       -
                                       -------   -------   -------   -----   -----   -----

  Net periodic benefit cost (credit).  $ (19.6)  $ (85.1)  $   5.4   $54.2   $52.8   $47.1
                                       =======   =======   =======   =====   =====   =====

(a)  The  expected  return  on  plan  assets is determined by multiplying the fair value of the plan assets at  the  prior  year-end  (adjusted for estimated current year cash benefit payments and contributions)
     by  the  long-term  expected  rate  of  return.


     Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects:




                                                            One-Percentage-Point
                                                          -----------------------
(Millions of dollars)                                     Increase       Decrease
---------------------------------------------------------------------------------
Effect on total of service and interest cost components. . $ 4.7          $ 3.6
Effect on postretirement benefit obligation. . . . . . . .  41.9           34.5

DEFINED  CONTRIBUTION  RETIREMENT  PLANS

     The Corporation's contributions to the defined contribution retirement plans are based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $37.3 million, $29.8 million and $26.1 million in 2001, 2000 and 1999, respectively.

INVESTMENT  PLANS

     Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $27.5 million, $22.6 million and $25.1 million in 2001, 2000 and 1999, respectively.

NOTE  4.    EARNINGS  PER  SHARE

     A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:




                                                                       Average Common Shares Outstanding
                                                                       ---------------------------------
(Millions)                                                             2001          2000          1999
--------------------------------------------------------------------------------------------------------
Basic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 529.6         539.5         536.3
  Dilutive effect of stock options                                       3.4           3.9           3.1
  Dilutive effect of deferred compensation plan shares . . . . . . . .    .2            .1            .1
  Dilutive effect of shares issued for participation share awards. . .     -            .3            .6
                                                                       -----         -----         -----

Diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 533.2         543.8         540.1
                                                                       =====         =====         =====



     Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:



Description                                                            2001          2000          1999
--------------------------------------------------------------------------------------------------------
Average number of share equivalents (millions) . . . . . . . . . . .     5.1            .5           .1
Weighted-average exercise price(a) . . . . . . . . . . . . . . . . .   $71.36       $157.27       $58.10
Expiration date of options . . . . . . . . . . . . . . . . . . . . . 2006 to 2011  2001 to 2010    2009
Options outstanding at year end. . . . . . . . . . . . . . . . . . .     5.8            .5           .1

(a)  The weighted-average exercise price in 2000 represents converted options from the
Safeskin Corporation acquisition.

     The number of common shares outstanding as of December 31, 2001, 2000 and 1999 was 521.0 million, 533.4 million and 540.6 million, respectively.

NOTE  5.   DEBT

     Long-term  debt  is  composed  of  the  following:


                                                          Weighted-
                                                          Average                   December  31
                                                          Interest               ------------------
                                                            Rate    Maturities      2001     2000
---------------------------------------------------------------------------------------------------
Commercial paper to be refinanced . . . . . . . . . . . .     -         -        $  400.0  $      -
Notes and debentures. . . . . . . . . . . . . . . . . . .   7.1%   2002 - 2028    1,469.8   1,652.8
Industrial development revenue bonds. . . . . . . . . . .   4.7%   2002 - 2034      413.4     414.1
Bank loans and other financings in various currencies . .   8.6%   2002 - 2025      278.5     211.2
                                                                                 --------  --------

Total long-term debt. . . . . . . . . . . . . . . . . . .                         2,561.7   2,278.1

  Less current portion. . . . . . . . . . . . . . . . . .                           137.7     277.5
                                                                                 --------  --------

Long-term portion . . . . . . . . . . . . . . . . . . . .                        $2,424.0  $2,000.6
                                                                                 ========  ========

     At December 31, 2001, $400 million of short-term commercial paper was classified as long-term debt because on February 8, 2002, the Corporation issued $400 million of 5 5/8% Notes due February 15, 2012 and used the proceeds to retire commercial paper.

     Fair value of total long-term debt was $2,639.5 million and $2,295.9 million at December 31, 2001 and 2000, respectively. Scheduled maturities of long-term debt for the next five years are $71.8 million in 2003, $116.7 million in 2004, $60.3 million in 2005 and $6.1 million in 2006.

     At December 31, 2001, the Corporation had $1.475 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2001, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $737.5 million expires in October 2002 and the balance expires in November 2006.

     Debt  payable  within  one  year:



                                                                                    December  31
                                                                                 ------------------
(Millions of dollars)                                                              2001     2000
---------------------------------------------------------------------------------------------------
Commercial paper . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  961.3  $1,046.3
Current portion of long-term debt. . . . . . . . . . . . . . . . . . . . . . .      137.7     277.5
Other short-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      137.1     166.7
                                                                                 --------  --------

  Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $1,236.1  $1,490.5
                                                                                 ========  ========

     At December 31, 2001 and 2000, the weighted-average interest rate for commercial paper was 1.9 percent and 6.5 percent, respectively.

NOTE  6.   RISK  MANAGEMENT

     As a multinational enterprise, the Corporation is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these market risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to the fair value of the agreements with a positive fair value at the reporting date. Additionally, credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

     Effective January 1, 2001, the Corporation adopted SFAS 133 as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, which is part of stockholders' equity, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

     Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net as a cumulative effect of a change in accounting. It also recorded an after-tax gain of $1.5 million in other comprehensive income on cash flow hedges of forecasted purchases of pulp, which was recognized in income in 2001.

     Prior to adoption of SFAS 133, and in accordance with generally accepted accounting principles in effect at that time, gains and losses on instruments that hedged firm commitments were deferred and included in the basis of the underlying hedged items. Premiums paid for options were amortized ratably over the life of the option. Contracts used to hedge recorded foreign currency transactions generally matured within one year and were marked to market with the resulting gains or losses included in current income. These gains and losses offset foreign exchange gains and losses on the underlying transactions.

     The following table presents the aggregate notional principal amounts, carrying values and fair values of the Corporation's foreign currency forward contracts outstanding at December 31, 2000:




                                                                                   2000
                                                                     ---------------------------------
                                                                       NOTIONAL
                                                                       PRINCIPAL    CARRYING     FAIR
(Millions  of  dollars)                                                AMOUNTS       VALUES     VALUES
------------------------------------------------------------------------------------------------------
Forward contracts
  Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 333.5      $ 12.1     $  7.3
  Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .    664.3       (20.2)     (13.9)

Foreign  Currency  Risk  Management

     Foreign currency risk is managed by the use of foreign currency forward and swap contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2001, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

Translation  Risk  Management

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

Interest  Rate  Risk  Management

     Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2001 and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     The Corporation has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next year, thus reducing the impact of interest-rate changes on future interest expense. Approximately $56 million of the Corporation's outstanding current portion of long-term debt was designated as the hedged items to interest rate swap agreements at December 31, 2001.

Commodity  Price  Risk  Management

     The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 40 percent of its virgin fiber needs from internal pulp manufacturing operations. Management still intends to reduce its level of pulp integration, when market conditions permit, to approximately 20 percent, and such a reduction in pulp integration, if accomplished, could increase the Corporation's commodity price risk. Specifically, increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices.

     In addition, the Corporation is subject to price risk for the price of natural gas, which is used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so by management.

EFFECT OF DERIVATIVE INSTRUMENTS ON RESULTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

Fair  Value  Hedges

     During the year ended December 31, 2001, the fair value hedges were perfectly effective and consequently they resulted in no net income effect. In addition, during the year, all of the Corporation's firm commitments continued to qualify for fair value hedging.

Cash  Flow  Hedges

     During the year ended December 31, 2001, the Corporation's cash flow hedges were perfectly effective and consequently they resulted in no net income effect. No cash flow hedges were discontinued during the year.

     At December 31, 2001, the Corporation expected to reclassify $.3 million of losses from accumulated other comprehensive income to earnings during the next twelve months. The maximum maturity of cash flow derivatives in place at December 31, 2001 is December 2002.

Other

     The Corporation entered into forward contracts to purchase Australian dollars needed to complete the anticipated acquisition of the remaining 45 percent ownership interest in Kimberly-Clark Australia ("KCA") for A$697.5 million (approximately $355 million). The longest of these contracts matures in August 2003. These forward contracts do not qualify for hedge accounting under SFAS 133 and are marked to market each period with the resulting gains or losses included in current earnings. For the year ended December 31, 2001, net losses on these contracts of approximately $6.9 million were recorded in other (income) expense, net.

     The net gain on all other derivative instruments not designated as hedges was $21.0 million in 2001 and has been included in operating profit on the income statement.

NOTE  7.   STOCK  COMPENSATION  PLANS

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

     Data  concerning  participation  and  dividend  shares  follow:



(Thousands  of  shares)                     2001     2000     1999
---------------------------------------------------------------------
Outstanding - Beginning of year. . . . . .  6,608   10,229   10,049

Dividend shares credited - net . . . . . .    377      602      808

Matured. . . . . . . . . . . . . . . . . . (2,356)  (4,015)    (483)

Forfeited. . . . . . . . . . . . . . . . .   (154)    (208)    (145)
                                           ------   ------   ------

Outstanding - End of year. . . . . . . . .  4,475    6,608   10,229
                                           ======   ======   ======



     Amounts expensed related to participation shares were $15.0 million, $44.5 million and $34.9 million in 2001, 2000 and 1999, respectively.

     The Corporation also has stock option plans under which executives and key employees may be granted awards. Under these plans, all stock options are granted at not less than market value at the date of grant, expire 10 years after the date of grant and generally become exercisable over three years.

     In October 1997, approximately 57,000 employees worldwide were granted approximately 3.2 million stock options and .2 million stock appreciation rights. Employees were granted options to purchase a fixed number of shares of common stock, ranging from 25 to 125 shares per employee at a price equal to the fair market value at the date of grant. The grants generally became exercisable after the third anniversary of the grant date and have a term of seven years.

     As part of the acquisitions of Safeskin Corporation ("Safeskin") in 2000 and Ballard Medical Products ("Ballard") in 1999, outstanding Safeskin and Ballard stock options were converted into options to acquire approximately 1.4 million and .5 million shares, respectively, of the Corporation's common stock at a weighted-average exercise price of $85.22 and $36.13, respectively.

     Data  concerning  stock  option  activity  follows:




                                          2001                       2000                     1999
                                  -----------------------   ---------------------   ---------------------
                                               WEIGHTED-               Weighted-               Weighted-
                                                AVERAGE                 Average                 Average
                                               EXERCISE                Exercise                Exercise
(Options  in  thousands)          OPTIONS       PRICE       Options     Price       Options     Price
---------------------------------------------------------------------------------------------------------
Outstanding - Beginning of
  year. . . . . . . . . . . . . . 23,941      $ 49.67       20,167      $44.08       17,132     $41.04
Granted . . . . . . . . . . . . .  5,867        69.71        5,799       52.95        5,271      48.46
Exercised . . . . . . . . . . . . (2,428)       41.75       (2,876)      30.88       (2,154)     27.24
Canceled or expired . . . . . . .   (715)      126.87         (554)      67.96         (545)     51.46
Converted Safeskin and
  Ballard stock options . . . . .      -            -        1,405       85.22          463      36.13
                                  ------                    ------                   ------

Outstanding - End of year(a). . . 26,665        52.73       23,941       49.67       20,167      44.08
                                  ======                    ======                   ======

Exercisable - End of year . . . . 15,237        46.80       11,330       46.95        9,588      36.59
                                  ======                    ======                   ======

(a)  Data concerning stock options at December 31, 2001 follows (options in thousands):



                                   Options  Outstanding
                            ----------------------------------
                                                                    Options  Exercisable
                                       Weighted-                 ------------------------
                                       Average     Remaining                    Weighted-
                                       Exercise    Contractual                  Average
Excercise Price Range       Options     Price      Life (Years)   Options        Price
-----------------------------------------------------------------------------------------
12.36   -    37.74. . . .    2,088    $ 25.06        2.4            2,088        $ 25.06
39.94   -    50.41. . . .    8,874      46.89        5.7            6,982          46.51
51.82   -    60.08. . . .    9,908      53.61        6.4            6,072          54.01
61.35   -    71.74. . . .    5,745      69.70        9.1               66          68.38
86.28   -   188.53. . . .       50     121.14        6.4               29         120.72
                            ------                                 ------
                            26,665      52.73        6.4           15,237          46.80
                            ======                                 ======

     At December 31, 2001, the number of additional shares of common stock of the Corporation available for awards under the 2001 Plan was 29.5 million shares, including both stock option and restricted share awards.

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




(Millions of dollars, except per share amounts)   2001   2000   1999
--------------------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . .  $76.1  $53.3  $41.2
Basic and diluted net income per share. . . . .    .14    .10    .08

     The weighted-average fair value of the individual options granted during 2001, 2000 and 1999 is estimated as $19.87, $16.24 and $11.77, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:


                                     2001        2000        1999
------------------------------------------------------------------
Dividend yield. . . . . . . . .      1.61%       2.04%       2.15%
Volatility. . . . . . . . . . .     25.86%      26.20%      21.40%
Risk-free interest rate . . . .      4.70%       6.50%       5.25%
Expected life . . . . . . . . .  5.8 YEARS   5.8 years   5.8 years

UNEARNED  COMPENSATION  ON  RESTRICTED  STOCK  AWARDS

     The 2001 Equity Participation Plan replaces the Corporation's 1999 Restricted Stock Plan and provides for restricted share awards not to exceed
3.0  million  shares.    These  restricted  stock  awards  vest  and  become
unrestricted shares in three to 10 years from the date of grant. Although plan participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period. During 2001, .5 million shares were awarded at an average share price of $55.59. During 2000, .5 million shares were awarded at an average share price of $58.18. During 1999, .4 million shares were awarded at an average share price of $48.59. As of December 31, 2001, 2.5 million shares of the Corporation's common stock, under the 2001 plan, remained available for awards.

          The market value of the Corporation's common stock determines the value of the restricted stock, and such value is recorded at the date of the award as unearned compensation on restricted stock in a separate component of stockholders' equity. This unearned compensation is amortized to compensation expense over the periods of restriction. During 2001, 2000 and 1999, $13.0 million, $10.8 million and $5.0 million, respectively, was charged to compensation expense under the plan. The tax effect of differences between compensation expense for financial statement and income tax purposes is charged or credited to additional paid-in capital.

NOTE  8.   COMMITMENTS

LEASES

     The future minimum obligations under leases having a noncancelable term in excess of one year as of December 31, 2001, are as follows:




                                                               Operating
(Millions of dollars)                                            Leases
------------------------------------------------------------------------
Year Ending December 31:
 2002. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 61.8
 2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    52.1
 2004. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38.9
 2005. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30.2
 2006. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19.8
 Thereafter. . . . . . . . . . . . . . . . . . . . . . . . . . .    43.4
                                                                  ------

Future minimum obligations. . . . . . . . . . . . . . . . . . .   $246.2
                                                                  ======

     Operating lease obligations have been reduced by approximately $6 million for rental income from noncancelable sublease agreements.

     Consolidated rental expense under operating leases was $159.4 million, $145.9 million and $151.4 million in 2001, 2000 and 1999, respectively.


PURCHASE  COMMITMENTS

     The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp, and utilities, principally natural gas. The minimum purchase commitments extend beyond 2007. The commitments are approximately $688 million, $564 million and $377 million in 2002, 2003 and 2004, respectively. Total commitments beyond the year 2004 are $191 million.

     Although the Corporation is primarily liable for rental payments on the above-mentioned leases and, considering the purchase commitments described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

NOTE  9.   PREFERRED  SECURITIES  OF  SUBSIDIARY

     In February 2001, a newly formed Luxembourg-based consolidated financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million. Approximately 97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2001 equated to an annual rate of approximately 3.03 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and each 20-year anniversary thereafter. The common equity securities, all of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $538.4 million which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities during 2001 of $21.9 million is the return on the Securities, which was included in minority owners' share of subsidiaries' net income for 2001 on the Corporation's consolidated income statement.

NOTE  10.  STOCKHOLDERS'  EQUITY

STOCKHOLDERS'  EQUITY

     At December 31, 2001, unremitted net income of equity companies included in consolidated retained earnings was $774 million.

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

OTHER  COMPREHENSIVE  INCOME  (LOSS)

     The changes in the components of other comprehensive income (loss) are as follows:



                                                               Year Ended December 31
                             -----------------------------------------------------------------------------------------
                                        2001                            2000                           1999
                             -------------------------      ---------------------------     --------------------------
                             PRETAX   TAX EXP.    NET       Pretax     Tax Exp.   Net       Pretax    Tax Exp.  Net
(Millions of dollars)        AMOUNT   (CREDIT)  AMOUNT      Amount     (Credit) Amount      Amount    (Credit) Amount
----------------------------------------------------------------------------------------------------------------------
Unrealized translation
  adjustment. . . . . . . . $(256.7)  $    -   $(256.7)     $(218.8)  $   -     $(218.8)    $(154.6)  $  -     $(154.6)
Minimum pension liability
  adjustment. . . . . . . .  (145.6)   (43.5)   (102.1)        (6.5)   (2.5)       (4.0)        6.6    2.5         4.1
Deferred losses on cash
  flow hedges . . . . . . .     (.1)       -       (.1)           -       -           -           -      -           -
Unrealized holding gains on
  securities. . . . . . . .      .3        -        .3            -       -           -           -      -           -
                            -------   ------   -------      -------   -----     -------     -------   ----     -------

Other comprehensive
  income (loss) . . . . . . $(402.1)  $(43.5)  $(358.6)     $(225.3)  $(2.5)    $(222.8)    $(148.0)  $2.5     $(150.5)
                            =======   ======   =======      =======   =====     =======     =======   ====     =======

     Accumulated balances of other comprehensive income (loss), net of applicable income taxes:



                                                              December  31
                                                         -----------------------
(Millions  of  dollars)                                     2001         2000
--------------------------------------------------------------------------------
Unrealized translation adjustment. . . . . . . . . . .   $(1,580.2)    $(1,323.5)
Minimum pension liability adjustment . . . . . . . . .      (116.2)        (14.1)
Deferred losses on cash flow hedges. . . . . . . . . .         (.1)            -
Unrealized holding gains on securities . . . . . . . .          .3             -
                                                         ---------     ---------

Accumulated other comprehensive income (loss). . . . .   $(1,696.2)    $(1,337.6)
                                                         =========     =========

NOTE  11.  ACQUISITIONS  AND  DISPOSITIONS  OF  BUSINESSES

ACQUISITIONS

     On January 31, 2001, the Corporation acquired Linostar S.p.A., a leading Italian-based diaper manufacturer that produces and markets Lines, Italy's second largest diaper brand. The Corporation accounted for this acquisition using the purchase method which resulted in recognizing goodwill and other intangible assets of $28 million.

     The Corporation purchased an additional 5 percent ownership interest in KCA for A$77.5 million (approximately $39 million), increasing its ownership interest to 55 percent. This acquisition is part of the Corporation's
strategy  to  expand  its  three  business  segments  within  Australia.   The
acquisition of the additional 5 percent ownership of KCA resulted in recognizing goodwill of $32 million reflecting the Corporation's expectation of continued growth and profitability of KCA. Effective July 1, 2001, the Corporation began consolidating KCA's net sales and operating results. The Corporation and its joint venture partner, Amcor Limited, also exchanged options for the purchase by the Corporation of the remaining 45 percent ownership interest for A$697.5 million (approximately $355 million) within the next four years.

     In February 2000, the Corporation completed the acquisition of Safeskin through the exchange of approximately 10.7 million shares of the Corporation's common stock for all the outstanding shares of Safeskin. The value of the exchange of stock plus related acquisition costs was approximately $750 million. In June 2000, the Corporation completed the acquisition of S-K Corporation ("S-K") in Taiwan. These acquisitions were recorded as purchases and resulted in recognizing goodwill and other intangible assets of $791.1 million.

     In June 1999, the Corporation acquired the European consumer and away-from-home tissue businesses of Attisholz Holding AG for $365 million in cash. In September 1999, the Corporation completed the acquisition of Ballard through the exchange of approximately 13.8 million shares of the Corporation's common stock for all the outstanding shares of Ballard. The value of the exchange of stock plus related acquisition costs was approximately $788 million. These two acquisitions were both recorded as purchases and resulted in recognizing goodwill and other intangible assets of $704 million.

     The costs of other acquisitions relating primarily to increased ownership and expansion in Asia and Latin America in 2001, 2000 and 1999 were $78.8 million, $175.5 million and $44.8 million, respectively. The Corporation recognized goodwill on these other acquisitions of consolidated subsidiaries of $38.1 million in 2001, $130.0 million in 2000 and $41.4 million in 1999.

DISPOSITIONS

     In 1999, the Corporation closed its integrated pulp operation in Mobile, Ala., and sold the associated timberlands. Closure of the pulp mill resulted in the elimination of approximately 450 jobs, and severance costs of $18.0 million. Approximately 460 thousand acres of the timberlands were sold to a non-affiliated buyer, Joshua Timberlands LLC ("Joshua"), for notes receivable having a face value of $397 million (and a fair value of $383 million).
Section 453 of the Internal Revenue Code applies to the sale of timberlands and permits election of the installment method for income tax purposes, which the Corporation elected. The transaction also met the criteria for immediate profit recognition under generally accepted accounting principles. The Joshua notes, which were recorded at their fair value of approximately $383 million, bear interest initially at floating rates based on LIBOR less 15 basis points and are backed by irrevocable standby letters of credit issued by a major money-center bank, are due September 30, 2009 and are extendable in additional five-year increments up to September 30, 2029, at the option of the note holder. Additional acres of such timberland and related equipment were sold to other buyers prior to September 30, 1999 for $66 million in cash. The closure of the pulp mill combined with the sale of the related timberlands resulted in a pretax gain of $153.3 million, which was recorded in other
(income) expense, net. The after-tax effect of the transaction was a gain of $95.7 million, or $.18 per share.

     Because the Corporation desired to monetize the $397 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the Joshua notes to a non-controlled financing entity. The Corporation has minority voting interests in the financing entity and accounts for its minority ownership interests using the equity method of accounting. The transfer of the notes and certain other assets to the financing entity were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation.

NOTE  12.  CONTINGENCIES  AND  LEGAL  MATTERS

LITIGATION

     The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition or results of operations.

     Approximately 300 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers.

     In 1999, prior to the acquisition of Safeskin by the Corporation, numerous lawsuits (collectively the "Securities Actions") were filed in the U.S. District Court for the Southern District of California against Safeskin and certain of its officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Securities Actions were brought by plaintiffs in their individual capacity and on behalf of a purported class of persons who purchased or otherwise acquired Safeskin publicly traded securities during various periods occurring prior to the Corporation's acquisition of Safeskin. The suits allege that plaintiffs purchased Safeskin securities at prices artificially inflated by defendants' misrepresentations and omissions concerning Safeskin's financial condition and prospects and seek an unspecified amount of damages. Defendants' motion to dismiss was denied. A plaintiffs' class has been certified consisting of those who purchased Safeskin common stock and options during the period of February 18, 1998 through March 11, 1999. Discovery is continuing and the Corporation continues to contest liability in this matter.

     In addition, a shareholder derivative action has been filed against certain of Safeskin's directors, and Safeskin as a nominal defendant, in the Supreme Court of the State of California, San Diego County (the "Derivative Action"). The Derivative Action alleges breach of fiduciary duty, waste of corporate assets and gross negligence in connection with Safeskin's stock repurchase program and seeks an unspecified amount of damages. The court has continued discovery in the Derivative Action so that it can be completed following the resolution of the Securities Actions.

     On April 14, 2000, a complaint was filed against the Corporation and others in the State of Maine Superior Court. Eighteen plaintiffs seek compensation for injuries allegedly caused by exposure to substances emitted by the defendants' mills, including two mills formerly owned by the Corporation, and from the Central Maine Disposal Landfill in Fairfield, Maine. The Corporation is contesting the claims asserted by the plaintiffs.

     Since 1998, the Corporation has been involved in a series of complex legal disputes between the Corporation and Mobile Energy Services Company, L.L.C. and related parties ("MESC"). These disputes arose from the closure of the Corporation's Mobile pulp mill. MESC owns a cogeneration complex that provides energy services to the Corporation's Mobile mill.

     In 1998, the Corporation decided to close its Mobile pulp mill and gave notice to MESC of its intent to terminate a long-term energy services agreement. In January 1999, MESC filed for Chapter 11 bankruptcy protection and brought an adversary proceeding in the United States Bankruptcy Court against the Corporation claiming unspecified damages arising from the mill closure and termination of the energy services agreement.

     In March 2001, an arbitration ruling was issued. In that ruling, the arbitrator rejected MESC's claims related to the pulp mill closure finding that the Corporation had affected a proper pulp mill closure. However, the arbitrator also ruled that the operation of certain assets by the Corporation after the pulp mill closure permitted MESC to reinstate the pulp mill energy services agreement. This reinstatement became subject to binding arbitration brought by MESC in April 2001. A ruling issued in this arbitration on January 31, 2002 resulted in the Corporation recording a pre-tax charge of approximately $27 million in its 2001 earnings.

     In addition, MESC submitted binding arbitration claims for reimbursement by the Corporation of certain capital and energy costs incurred by MESC. A ruling issued in this arbitration on January 21, 2002 resulted in the Corporation recording a pre-tax charge of approximately $17 million in its 2001 earnings.

     Of the numerous allegations made against the Corporation in the 1999 adversary proceeding, only fraudulent transfer claims remain pending before the Bankruptcy Court. In addition, MESC subsequently filed three additional adversary proceedings against the Corporation. The Corporation continues to contest vigorously MESC's various claims in Bankruptcy Court.

     As of December 31, 2001, the Corporation, along with approximately 80 other non-affiliated companies, was a party to approximately 142 lawsuits in Florida, Georgia, Mississippi, Texas, Pennsylvania, Missouri, Illinois and California state courts with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. No specific product ever manufactured by the Corporation has been identified by the plaintiffs as having caused or contributed to any asbestos-related lung disease. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity.

CONTINGENCY

     One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 17 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2001 is estimated to be approximately $85 million. However, management considers the probability of closure of this mill to be remote.

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

NOTE  13.  UNAUDITED  QUARTERLY  DATA


                                                  2001                                       2000
(Millions  of  dollars,        -------------------------------------------------------------------------------------
except  per  share  amounts)    FOURTH(A)  THIRD(B)  SECOND(C)  FIRST(D)    Fourth(e)  Third(f)  Second(g)  First(h)
--------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . .   $3,671.8   $3,710.0  $3,534.2   $3,608.4    $3,600.8   $3,529.5  $3,464.5   $3,387.2
Gross profit . . . . . . . .    1,472.8    1,548.2   1,430.5    1,457.4     1,483.4    1,431.4   1,432.4    1,406.3
Operating profit . . . . . .      487.4      629.1     590.6      631.1       674.7      642.1     638.3      678.7
Net income                        341.7      419.4     415.4      433.4       455.7      440.4     434.3      470.2
  Per share basis:
    Basic. . . . . . . . . .        .65        .79       .78        .81         .85        .82       .80        .86
    Diluted. . . . . . . . .        .65        .79       .78        .81         .85        .81       .79        .86
Cash dividends declared
  per share. . . . . . . . .        .28        .28       .28        .28         .27        .27       .27        .27
Market price per share:
  High . . . . . . . . . . .      62.22      65.10     68.69      72.19       73.25      61.81     62.94      68.13
  Low. . . . . . . . . . . .      52.06      53.30     55.15      60.50       53.63      49.94     53.00      42.00
  Close. . . . . . . . . . .      59.80      62.00     55.90      67.83       70.69      55.81     57.56      56.06

(a)  Included in the fourth quarter 2001 are the following unusual items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  North American mill closing and other write-offs . . . .    $50.1     $ 52.6     $32.6
  Latin American asset plan. . . . . . . . . . . . . . . .     32.3       32.5      19.8
  Business improvement programs. . . . . . . . . . . . . .      6.7        6.7       2.7
  Business integration and other costs . . . . . . . . . .      1.8        9.7       6.6
  Arbitration settlements. . . . . . . . . . . . . . . . .        -       43.2      26.9
                                                              -----     ------     -----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $90.9     $144.7     $88.6      $.17     $.17
                                                              =====     ======     =====      ====     ====




(b)  Included  in  the  third  quarter  2001  are  the  following  unusual  items:

                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  Business improvement programs. . . . . . . . . . . . . .    $6.3      $ 6.5      $4.3
  Business integration and other costs . . . . . . . . . .      .7        5.1       2.6
                                                              ----      -----      ----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $7.0      $11.6      $6.9       $.02     $.01
                                                              ====      =====      ====       ====     ====




(c)  Included  in  the  second  quarter  2001  are  the  following  unusual  items:

                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  Business improvement programs. . . . . . . . . . . . . .    $20.5     $21.1      $13.6
  Business integration and other costs . . . . . . . . . .      1.7       7.4        5.7
                                                              -----     -----      -----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $22.2     $28.5      $19.3      $.04     $.03
                                                              =====     =====      =====      ====     ====


(d)  Included  in  the  first  quarter  2001  are  the  following  unusual  items:

                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  Business improvement programs. . . . . . . . . . . . . .    $21.2     $21.2      $13.2
  Business integration and other costs . . . . . . . . . .       .4       6.9        4.3
                                                              -----     -----      -----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $21.6     $28.1      $17.5      $.04     $.03
                                                              =====     =====      =====      ====     ====


(e)  Included  in  the  fourth  quarter  2000  are  the  following  unusual  items:

                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
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
                                                              ====      =====       =====     ====     ====




(f)  Included  in  the  third  quarter  2000  are  the  following  unusual  items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
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
                                                              ====      =====       =====     ====     ====



(g)  Included  in  the  second  quarter  2000  are  the  following  unusual  items:

                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  Business improvement programs. . . . . . . . . . . . . .    $4.2      $ 5.6      $3.8
  Business integration and other costs . . . . . . . . . .      .5        5.6       3.5
                                                              ----      -----      ----

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $4.7      $11.2      $7.3       $.01     $.02
                                                              ====      =====      ====       ====     ====





(h)  Included  in  the  first  quarter  2000  are  the  following  unusual  items:


                                                                                           Net Income per Share
                                                                                           --------------------
                                                             Gross    Operating    Net
  (Millions  of  dollars,  except  per  share  amounts)      Profit     Profit     Income     Basic    Diluted
  -------------------------------------------------------------------------------------------------------------
  Business improvement programs. . . . . . . . . . . . . .    $ 6.1     $  7.5     $  5.0
  Business integration and other costs . . . . . . . . . .      8.2       14.2        9.0
  Patent settlement and accrued liability reversal . . . .        -      (75.8)     (46.5)
                                                              -----     ------     ------

    Total. . . . . . . . . . . . . . . . . . . . . . . . .    $14.3     $(54.1)    $(32.5)    $(.06)   $(.06)
                                                              =====     ======     ======     =====    =====

NOTE  14.  SUPPLEMENTAL  DATA  (Millions  of  dollars)

SUPPLEMENTAL  BALANCE  SHEET  DATA


                                                                                                    December  31
                                                                                                -------------------
Summary  of  Accounts Receivable                                                                  2001       2000
-------------------------------------------------------------------------------------------------------------------
Accounts Receivable:
  From customers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,543.9   $1,683.9
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     198.3      198.8
  Less allowance for doubtful accounts and sales discounts . . . . . . . . . . . . . . . . . .     (69.8)     (73.1)
                                                                                                --------   --------

      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,672.4   $1,809.6
                                                                                                ========   ========

     Accounts  receivable  are carried at amounts that approximate fair value.


                                                                                                    December  31
                                                                                                -------------------
Summary  of  Inventories                                                                          2001       2000
-------------------------------------------------------------------------------------------------------------------
Inventories by Major Class:
  At the lower of cost on the FIFO method, weighted-average cost method or market:
    Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  366.1   $  387.2
    Work in process. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     179.5      159.1
    Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     898.4      840.1
    Supplies and other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     217.5      220.0
                                                                                                --------   --------
                                                                                                 1,661.5    1,606.4

  Excess of FIFO cost over LIFO cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (167.4)    (216.0)
                                                                                                --------   --------

      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,494.1   $1,390.4
                                                                                                ========   ========

     FIFO value of total inventories valued on the LIFO method were $715.2 million and $660.1 million at December 31, 2001 and December 31, 2000, respectively.


                                                                                                    December  31
                                                                                                -------------------
Summary  of  Accrued Expenses                                                                     2001       2000
-------------------------------------------------------------------------------------------------------------------
Accrued advertising and promotion. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  213.7   $  214.1
Accrued salaries and wages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     351.2      428.7
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     660.4      597.0
                                                                                                --------   --------

    Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,225.3   $1,239.8
                                                                                                ========   ========



Summary of Accrued Consumer Coupon Redemption Costs                                               2001       2000
------------------------------------------------------------------------------------------------------------------
Balance, January 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  54.0    $  58.7
Additions charged to expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    149.4      158.8
Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (152.6)    (136.1)
Changes in estimates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (19.1)     (26.6)
Currency rate changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (.5)       (.8)
                                                                                                -------    -------

Balance, December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  31.2    $  54.0
                                                                                                =======    =======

SUPPLEMENTAL  CASH  FLOW  STATEMENT  DATA




Summary of Cash Flow Effects of (Increase) Decrease in                      Year Ended December 31
                                                                         ---------------------------
Operating Working Capital(a)                                               2001      2000      1999
----------------------------------------------------------------------------------------------------
Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . .   $ 202.5   $ (88.8)  $ (10.3)
Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (37.7)    (49.0)    111.2
Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .      (6.9)     10.4      28.0
Trade accounts payable . . . . . . . . . . . . . . . . . . . . . . . .    (162.9)     26.5      41.1
Other payables . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9.2      (4.4)    (98.4)
Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .     (81.3)   (116.3)   (147.3)
Accrued income taxes . . . . . . . . . . . . . . . . . . . . . . . . .    (125.4)    (77.4)     34.9
Currency rate changes. . . . . . . . . . . . . . . . . . . . . . . . .     (30.1)    (39.3)    (20.7)
                                                                         -------   -------   -------

Increase in operating working capital. . . . . . . . . . . . . . . . .   $(232.6)  $(338.3)  $ (61.5)
                                                                         =======   =======   =======

(a)  Excludes the effects of acquisitions and dispositions.


                                                                            Year Ended December 31
                                                                         ---------------------------
Other Cash Flow Data                                                       2001      2000      1999
----------------------------------------------------------------------------------------------------
Reconciliation of changes in cash and cash equivalents:
  Balance, January 1 . . . . . . . . . . . . . . . . . . . . . . . . .   $ 206.5   $ 322.8   $ 144.0
  Increase (Decrease). . . . . . . . . . . . . . . . . . . . . . . . .     198.7    (116.3)    178.8
                                                                         -------    -------   ------

  Balance, December 31 . . . . . . . . . . . . . . . . . . . . . . . .   $ 405.2   $ 206.5   $ 322.8
                                                                         =======   =======   =======

Interest paid. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 230.8   $ 233.1   $ 227.1
Income taxes paid. . . . . . . . . . . . . . . . . . . . . . . . . . .     719.2     783.2     557.8
Decrease in cash and cash equivalents due to
  currency rate changes. . . . . . . . . . . . . . . . . . . . . . . .      24.9      11.4        .1


                                                                            Year Ended December 31
                                                                         ---------------------------
Interest Expense                                                           2001      2000      1999
----------------------------------------------------------------------------------------------------
Gross interest cost . . . . . . . . . . . . . . . . . . . . . . . . . .  $211.2    $242.7    $226.0
Capitalized interest on major construction projects . . . . . . . . . .   (19.6)    (20.9)    (12.9)
                                                                         ------    ------    ------

Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $191.6    $221.8    $213.1
                                                                         ======    ======    ======

NOTE  15.  BUSINESS  SEGMENT  AND  GEOGRAPHIC  DATA  INFORMATION

     As a result of organizational changes announced in November 2001, the Corporation redefined its business segments. The newly defined segments are Personal Care, Consumer Tissue and Business-to-Business.

     Historical information has been reclassified for comparative purposes to be consistent with the new business segment definitions. Sales and operating profit of K-C Professional and Neenah Paper have been removed from the former Tissue segment and are included in the new Business-to-Business segment along with the Corporation's Health Care, Nonwovens and Technical Paper operations that formerly constituted the Health Care and Other segment. The now smaller Tissue segment was renamed Consumer Tissue. The Personal Care segment did not change.

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

- The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels and napkins for household use; wet wipes; and
     related products.    Products  in  this  segment  are  sold  under the
     Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Page, Huggies and other brand names.

- The Business-to-Business segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for away-from-home use; health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; printing, premium business and correspondence papers; specialty and
     technical papers; and other products.    Products  in  this  segment  are
     sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

     In 2001, approximately 10.4% of net sales were to Wal-Mart Stores, Inc., primarily in the Personal Care and Consumer Tissue businesses. No single customer accounted for 10% or more of net sales in 2000 and 1999.

     Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables below and on the following pages:


CONSOLIDATED  OPERATIONS  BY  BUSINESS  SEGMENT


                                     Net Sales                       Operating Profit(a)
                          ---------------------------------     -----------------------------
(Millions of dollars)        2001       2000         1999         2001      2000      1999
---------------------------------------------------------------------------------------------
Personal Care. . . . . .  $ 5,677.6   $ 5,437.6   $ 5,138.1      $1,042.7  $1,136.7  $1,092.8
Consumer Tissue. . . . .    5,383.5     5,061.3     4,855.0         863.7     825.1     689.2
Business-to-Business . .    3,624.8     3,678.9     3,156.6         599.4     666.0     579.2
                          ---------   ---------   ---------      --------  --------  --------
Combined . . . . . . . .   14,685.9    14,177.8    13,149.7       2,505.8   2,627.8   2,361.2
Intersegment sales . . .     (161.5)     (195.8)     (142.9)            -         -         -
Unallocated - net(b) . .          -           -           -        (167.6)      6.0      74.2
                          ---------   ---------   ---------      --------  --------  --------

    Consolidated . . . .  $14,524.4   $13,982.0   $13,006.8      $2,338.2  $2,633.8  $2,435.4
                          =========   =========   =========      ========  ========  ========


                                  Assets                     Depreciation             Capital Spending
                       -------------------------------  ----------------------  --------------------------
(Millions of dollars)      2001       2000       1999    2001    2000    1999    2001      2000      1999
----------------------------------------------------------------------------------------------------------
Personal Care. . . . . $ 3,819.5  $ 3,667.7  $ 3,234.8  $225.1  $200.9  $195.8  $  381.0  $  410.7  $260.7
Consumer
  Tissue . . . . . . .   5,064.5    4,732.4    4,191.9   259.8   239.1   243.9     419.6     500.7   312.1
Business-to-
  Business . . . . . .   4,611.3    4,624.2    3,583.7   164.2   150.5   145.5     260.4     256.3   213.1
                        --------   --------  ---------  ------  ------  ------  --------   -------  ------
Combined . . . . . . .  13,495.3   13,024.3   11,010.4   649.1   590.5   585.2   1,061.0   1,167.7   785.9
Unallocated
  assets(c). . . . . .   1,512.3    1,455.5    1,805.1     1.1     1.2     1.0      38.5       2.6      .5
                        --------   --------  ---------  ------  ------  ------  --------   -------  ------

  Consolidated . . . . $15,007.6  $14,479.8  $12,815.5  $650.2  $591.7  $586.2  $1,099.5  $1,170.3  $786.4
                       =========  =========  =========  ======  ======  ======  ========  ========  ======

(a) Included in Business Segment operating profit are the following unusual items:


                                                                             2001
                                                   --------------------------------------------------------
                                                   Personal   Consumer   Business-
(Millions  of  dollars)                              Care      Tissue    to-Business   Unallocated   Total
-----------------------------------------------------------------------------------------------------------
  North American mill closing and other write-offs. $ 6.8     $19.0       $26.8         $   -        $ 52.6
  Latin American asset plan . . . . . . . . . . . .  23.1       9.4           -             -          32.5
  Business improvement programs . . . . . . . . . .  41.0       5.6         8.9             -          55.5
  Business integration and other costs. . . . . . .   5.9       5.2        15.7           2.3          29.1
  Arbitration settlements . . . . . . . . . . . . .     -         -           -          43.2          43.2
                                                    -----     -----       -----         -----        ------

    Total . . . . . . . . . . . . . . . . . . . . . $76.8     $39.2       $51.4         $45.5        $212.9
                                                    =====     =====       =====         =====        ======


                                                                             2000
                                                   --------------------------------------------------------
                                                   Personal   Consumer   Business-
(Millions  of  dollars)                              Care      Tissue    to-Business   Unallocated   Total
-----------------------------------------------------------------------------------------------------------
  Business improvement programs . . . . . . . . . . $4.2      $16.9       $ 3.3         $    -       $ 24.4
  Business integration and other costs. . . . . . .  1.0        5.1        29.0              -         35.1
  Litigation settlements and other. . . . . . . . .    -          -           -          (60.6)       (60.6)
                                                    ----      -----       -----         ------       ------

    Total . . . . . . . . . . . . . . . . . . . . . $5.2      $22.0       $32.3        $ (60.6)      $ (1.1)
                                                    ====      =====       =====        =======       ======


                                                                             1999
                                                   ---------------------------------------------------------
                                                   Personal   Consumer   Business-
(Millions  of  dollars)                              Care      Tissue    to-Business   Unallocated   Total
------------------------------------------------------------------------------------------------------------
  Business improvement programs . . . . . . . . . . $16.3     $30.3       $ 2.9         $  (1.7)     $  47.8
  Business integration and other costs. . . . . . .     -       4.5        18.1               -         22.6
  Mobile pulp mill fees and related severance . . .     -       3.8         5.2               -          9.0
  Gains on asset disposals. . . . . . . . . . . . .     -         -           -          (176.7)      (176.7)
                                                    -----     -----       -----         -------      -------

  Total . . . . . . . . . . . . . . . . . . . . . . $16.3     $38.6       $26.2         $(178.4)     $ (97.3)
                                                    =====     =====       =====         =======      =======

(b) Consists of other income (expense), net and expenses not associated with the business segments.

(c) Includes investments in equity companies of $705.3 million, $798.8 million and $863.1 million in 2001, 2000 and 1999, respectively.

CONSOLIDATED  OPERATIONS  BY  GEOGRAPHIC  AREA


                                            Net Sales                  Operating Profit(a)
                              ---------------------------------     ----------------------------
(Millions of dollars)            2001        2000        1999          2001      2000      1999
---------------------------   ------------------------------------------------------------------
United States. . . . . . . . .$ 9,327.7   $ 9,059.4   $ 8,392.5     $1,927.5  $1,937.1  $1,821.9
Canada . . . . . . . . . . . .    938.3       990.3       843.4        156.9     211.3     105.3
Intergeographic items(b) . . .   (694.7)     (673.5)     (507.4)           -         -         -
                              ---------    --------   ---------     --------  --------  --------

North America. . . . . . . . .  9,571.3     9,376.2     8,728.5      2,084.4   2,148.4   1,927.2
Europe . . . . . . . . . . . .  2,648.4     2,474.5     2,544.7        176.2     149.7     183.3
Asia, Latin America and other.  2,864.4     2,680.5     2,084.6        245.2     329.7     250.7
                              ---------    --------   ---------     --------  --------  --------

Combined . . . . . . . . . . . 15,084.1    14,531.2    13,357.8      2,505.8   2,627.8   2,361.2
Intergeographic items. . . . .   (559.7)     (549.2)     (351.0)           -         -         -
Unallocated - net(c) . . . . .        -           -           -       (167.6)      6.0      74.2
                              ---------    --------   ---------     --------  --------  --------

  Consolidated . . . . . . . .$14,524.4   $13,982.0   $13,006.8     $2,338.2  $2,633.8  $2,435.4
                              =========   =========   =========     ========  ========  ========


                                                             Assets
                                              ----------------------------------
(Millions of dollars)                            2001         2000        1999
--------------------------------------------------------------------------------
United States. . . . . . . . . . . . . . . .  $ 7,691.4    $ 7,599.9   $ 6,363.1
Canada . . . . . . . . . . . . . . . . . . .      538.2        517.0       497.5
Intergeographic items. . . . . . . . . . . .      (70.8)       (79.4)      (79.0)
                                              ---------    ---------   ---------

North America. . . . . . . . . . . . . . . .    8,158.8      8,037.5     6,781.6
Europe . . . . . . . . . . . . . . . . . . .    2,474.6      2,447.3     2,404.1
Asia, Latin America and other. . . . . . . .    3,134.3      2,676.0     1,960.7
                                              ---------    ---------   ---------

Combined . . . . . . . . . . . . . . . . . .   13,767.7     13,160.8    11,146.4
Intergeographic items. . . . . . . . . . . .     (272.4)      (136.5)     (136.0)
Unallocated assets - net(d). . . . . . . . .    1,512.3      1,455.5     1,805.1
                                              ---------    ---------   ---------

  Consolidated . . . . . . . . . . . . . . .  $15,007.6    $14,479.8   $12,815.5
                                              =========    =========   =========

(a)  Included in geographic operating profit are the following unusual items:


                                                                2001
                                  -------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America
(Millions  of  dollars)              U.S.    Canada    Europe  and other      Unallocated  Total
-----------------------           -------------------------------------------------------------------
  North American mill closing and
    other write-offs. . . . . . . .  $ 52.6    $  -    $   -      $   -         $   -       $ 52.6
  Latin American asset plan . . . .       -       -        -       32.5             -         32.5
  Business improvement programs . .    38.9     2.6      2.5       11.5             -         55.5
  Business integration and other
    costs . . . . . . . . . . . . .    15.4       -     10.1        1.3           2.3         29.1
  Arbitration settlements . . . . .       -       -        -         -           43.2         43.2
                                     ------    ----    -----      -----         -----       ------

  Total . . . . . . . . . . . . . .  $106.9    $2.6    $12.6      $45.3         $45.5       $212.9
                                     ======    ====    =====      =====         =====       ======


                                                                2000
                                  -------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America
(Millions  of  dollars)              U.S.    Canada    Europe  and other      Unallocated  Total
-----------------------           -------------------------------------------------------------------
  Business improvement programs . . .$ 6.1     $1.1    $17.2      $   -         $     -     $ 24.4
  Business integration and other
    costs . . . . . . . . . . . . . . 28.8       .3      6.0          -               -       35.1
  Litigation settlements and other. .    -        -        -          -           (60.6)     (60.6)
                                     -----     ----    -----      -----         -------     ------

  Total . . . . . . . . . . . . . . .$34.9     $1.4    $23.2      $   -         $ (60.6)    $ (1.1)
                                     =====     ====    =====      =====         =======     ======




                                                                1999
                                  -------------------------------------------------------------------
                                                                  Asia,
                                                              Latin America
(Millions  of  dollars)              U.S.    Canada    Europe  and other      Unallocated  Total
-----------------------           -------------------------------------------------------------------
  Business improvement programs . . .$20.5     $5.6    $31.3      $(7.9)        $  (1.7)    $  47.8
  Business integration and other
    costs . . . . . . . . . . . . . . 17.4        -      5.2          -               -        22.6
  Mobile pulp mill fees and related
    severance . . . . . . . . . . . .  9.0        -        -          -               -         9.0
  Gains on asset disposals. . . . . .    -        -        -          -          (176.7)     (176.7)
                                     -----     ----    -----      -----         -------      ------

  Total . . . . . . . . . . . . . . .$46.9     $5.6    $36.5      $(7.9)        $(178.4)    $ (97.3)
                                     =====     ====    =====      =====         =======     =======

(b) Net sales include $431.1 million, $409.2 million and $287.6 million by operations in Canada to the U.S. in 2001, 2000 and 1999, respectively.

(c) Consists of other income (expense), net and expenses not associated with geographic areas.

(d) Includes investments in equity companies of $705.3 million, $798.8 million and $863.1 million in 2001, 2000 and 1999, respectively.


EQUITY  COMPANIES'  DATA  BY  GEOGRAPHIC  AREA



                                                                                       Kimberly-
                                                                                        Clark's
                                                                                        Share
                                          Net         Gross      Operating    Net       of Net
(Millions of dollars)                    Sales        Profit       Profit    Income     Income
------------------------------------------------------------------------------------------------
For the year ended:
  December 31, 2001
    Latin America. . . . . . . . . . .  $1,872.3     $721.7       $490.3     $304.0    $140.6
    Asia, Australia and Middle East(a)     281.4      110.4         40.7       28.3      13.8
                                        --------     ------       ------     ------    ------

        Total. . . . . . . . . . . . .  $2,153.7     $832.1       $531.0     $332.3    $154.4
                                        ========     ======       ======     ======    ======

For the year ended:
  December 31, 2000
    Latin America. . . . . . . . . . .  $1,902.5     $730.2       $514.7     $339.1    $158.5
    Asia, Australia and Middle East(b)     602.1      242.1         88.9       56.9      27.9
                                        --------     ------       ------     ------    ------

        Total. . . . . . . . . . . . .  $2,504.6     $972.3       $603.6     $396.0    $186.4
                                        ========     ======       ======     ======    ======



                                                                                       Kimberly-
                                                                                        Clark's
                                                                                        Share
                                          Net         Gross      Operating    Net       of Net
(Millions of dollars)                    Sales        Profit       Profit    Income     Income
------------------------------------------------------------------------------------------------
For the year ended:
  December 31, 1999
    Latin America . . . . . . . . . . . $1,611.6     $638.9       $477.7     $334.1    $154.0
    Asia, Australia and Middle East . .    714.0      263.1         98.6       73.4      35.6
                                        --------     ------       ------     ------    ------

        Total . . . . . . . . . . . . . $2,325.6     $902.0       $576.3     $407.5    $189.6
                                        ========     ======       ======     ======    ======

(a) As of July 1, 2001, the Corporation consolidated K-C Australia Pty., its Australian affiliate, in which the Corporation made an additional investment to gain majority ownership.

(b) As of March 31, 2000, the Corporation consolidated Hogla-Kimberly Limited, its Israeli affiliate, in which the Corporation made an additional investment to gain majority ownership.


                                              Non-                   Non-        Stock-
                                   Current   Current   Current      Current      holders'
(Millions of dollars)              Assets    Assets   Liabilities  Liabilities   Equity
-----------------------------------------------------------------------------------------
December 31, 2001
  Latin America. . . . . . . . . . $  892.3   $1,291.2   $551.7    $482.6       $1,149.2
  Asia and Middle East . . . . . .     25.5       29.3     21.1        .6           33.1
                                   --------   --------   ------    ------       --------

      Total. . . . . . . . . . . . $  917.8   $1,320.5   $572.8    $483.2       $1,182.3
                                   ========   ========   ======    ======       ========

December 31, 2000
  Latin America. . . . . . . . . . $  846.6   $1,172.0   $496.7    $382.7       $1,139.2
  Asia, Australia and Middle East.    163.9      270.7     92.7     151.1          190.8
                                   --------   --------   ------    ------       --------

      Total. . . . . . . . . . . . $1,010.5   $1,442.7   $589.4    $533.8       $1,330.0
                                   ========   ========   ======    =======      ========

December 31, 1999
  Latin America. . . . . . . . . . $  860.6   $1,076.4   $428.8    $400.9       $1,107.3
  Asia, Australia and Middle East.    254.0      391.7    143.3     194.1          308.3
                                   --------   --------   ------    ------       --------

      Total. . . . . . . . . . . . $1,114.6   $1,468.1   $572.1    $595.0       $1,415.6
                                   ========   ========   ======    ======       ========



     Equity companies are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

     Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2001, the Corporation's investment in this equity company was $488.1 million, and the estimated fair value of the investment was $1.8 billion based on the market price of publicly traded shares.

INDEPENDENT  AUDITORS'  REPORT
Kimberly-Clark  Corporation  and  Subsidiaries

Kimberly-Clark  Corporation,  Its  Directors  and  Stockholders:

     We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte  &  Touche  LLP
Dallas,  Texas
February  8,  2002

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

The Corporation has assessed its internal control system as of December 31, 2001, in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2001, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.






/s/ Wayne R. Sanders         /s/ Thomas J. Falk        /s/ John W. Donehower
--------------------         ------------------        ---------------------
Wayne R. Sanders             Thomas J. Falk            John W. Donehower
Chairman of the Board and    President and             Senior Vice President and
Chief Executive Officer      Chief Operating Officer   Chief Financial Officer

February  8,  2002

ADDITIONAL  INFORMATION

TRANSFER  AGENT,  REGISTRAR  AND  DIVIDEND  DISBURSING  AGENT
EquiServe Trust Company, N.A. is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Company's common stock and is responsible for maintaining shareholder account records. Inquiries regarding dividend payments, lost certicates, IRS Form 1099, changes in address, name or ownership, or information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:
     EquiServe  Trust  Company,  N.A.
     P.O.  Box  43010
     Providence,  RI  02940-3010
     Telephone:  800-730-4001
     Internet:  http://www.equiserve.com

DIVIDENDS  AND  DIVIDEND  REINVESTMENT  PLAN
Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second day of January, April, July and October. The Automatic Dividend Reinvestment service of EquiServe Trust Company, N.A. is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

STOCK  EXCHANGES
Kimberly-Clark common stock is listed on the New York, Chicago and Pacic stock exchanges.
The  ticker  symbol  is  KMB.

ANNUAL  MEETING  OF  STOCKHOLDERS
The Annual Meeting of Stockholders will be held at the Company's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 25, 2002.

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

EMPLOYEES  AND  STOCKHOLDERS
In its worldwide consolidated operations, Kimberly-Clark had 64,200 employees as of December 31, 2001. Equity companies had an additional 9,800 employees. The Corporation had 46,373 stockholders of record and 521.0 million shares of common stock outstanding as of the same date.

TRADEMARKS
The brand names mentioned in this report - Andrex, Ballard, Classic Crest, Cottonelle, Cottonelle Fresh, Depend, Depend Plenitud, GoodNites, Huggies, Joy, Kimberly-Clark, Kleenex, Kotex, Lightdays, Little Swimmers, Page, Poise, Pull-Ups, Safeskin, Scott, Scottex, Scottfold, Surpass, Tecnol, Viva and WypAll - are trademarks of Kimberly-Clark Corporation or its affliates.