Form 10-K, Exhibit 13
period 2002-12-31
KIMBERLY CLARK CORP
filed 2003-03-14
CIK 55785

Exhibit No. (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS
Kimberly-Clark Corporation and Subsidiaries

Business Segments

The Corporation is organized into 12 operating segments based on product groupings. These operating segments have been aggregated into three reportable business segments: Personal Care; Consumer Tissue; and Business-to-Business. Each reportable segment is headed by an executive officer who reports to our Chief Executive Officer and is responsible for the development and execution of global strategies to drive growth and profitability of the Corporation's worldwide personal care, consumer tissue and business-to-business operations. These strategies include global plans for branding and product positioning, technology and research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below.

     The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

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


PROFILE BY SEGMENT
2002 consolidated net sales

      [BAR GRAPH]

CONSUMER TISSUE...................   37%
PERSONAL CARE.....................   37%
B2B...............................   26%



PROFILE BY GEOGRAPHY
2002 consolidated net sales

      [BAR GRAPH]

NORTH AMERICA.....................   63%
EUROPE............................   18%
ASIA, LATIN AMERICA,
AND OTHER.........................   19%


Analysis of Consolidated Net Sales - Three Years Ended December 31, 2002

By Business Segment

(Millions of dollars)                                                          2002              2001             2000
--------------------------------------------------------------------------------------------------------------------------

Personal Care...........................................................    $ 5,101.7         $ 5,156.6        $ 4,959.9
Consumer Tissue.........................................................      5,018.6           4,747.9          4,552.0
Business-to-Business....................................................      3,593.0           3,544.6          3,593.4
Intersegment sales......................................................       (147.0)           (161.5)          (195.8)
                                                                            ---------         ---------        ---------

     Consolidated.......................................................    $13,566.3         $13,287.6        $12,909.5
                                                                            =========         =========        =========


By Geographic Area

(Millions of dollars)                                                          2002              2001             2000
--------------------------------------------------------------------------------------------------------------------------
United States...........................................................    $ 8,649.4         $ 8,638.3        $ 8,460.5
Canada..................................................................        831.4             900.7            954.2
Intergeographic sales...................................................       (601.2)           (694.7)          (673.5)
                                                                            ---------         ---------        ---------

     Total North America................................................      8,879.6           8,844.3          8,741.2

Europe..................................................................      2,482.8           2,341.3          2,201.7
Asia, Latin America and other...........................................      2,751.5           2,661.7          2,515.8
Intergeographic sales...................................................       (547.6)           (559.7)          (549.2)
                                                                            ---------         ---------        ---------

     Consolidated.......................................................    $13,566.3         $13,287.6        $12,909.5
                                                                            =========         =========        =========

Net sales for all years presented are stated net of the cost of trade promotions and both the face value of consumer coupons and other applicable promotional activities as required under an accounting pronouncement issued by the Financial Accounting Standards Board ("FASB") in Emerging Issues Task Force ("EITF")
Issue 01-9. (See additional information under Accounting Standards Changes and New Pronouncements.)

Commentary:

2002 versus 2001

Consolidated net sales increased 2.1 percent over 2001. Excluding changes in foreign currency exchange rates, net sales increased nearly 3 percent. Unfavorable currency effects, primarily in Argentina and Venezuela, were partially offset by favorable currency effects in Europe. Sales volumes increased approximately 5 percent, including the acquisition of majority ownership of Kimberly-Clark Australia Pty. Ltd. ("KCA") effective July 1, 2001, which contributed about one-third of the gain. Net selling prices decreased about 2 percent, primarily due to higher promotional spending in North America in the personal care and consumer tissue segments.

o Worldwide sales of personal care products declined 1.1 percent. Sales volume growth of over 3 percent, about one-half of which was due to the consolidation of KCA, was more than offset by lower net selling prices and negative effects of changes in currency exchange rates. In North America, net sales decreased about 2 percent as lower net selling prices, driven by competitive activities, more than offset sales volume gains of nearly
     4 percent. Net sales in Europe increased about 4 percent, however, excluding favorable currency effects, net sales declined about 1 percent. Decreased net selling prices overcame 1 percent higher sales volumes.
     In Latin America, net sales declined primarily because of the effects of the recession in Argentina. KCA was a significant contributor to higher sales volumes in Asia, along with growth in sales of infant and feminine care products in Korea, partially offset by lower sales volumes in the Philippines.

o Worldwide sales of consumer tissue products increased 5.7 percent. Excluding favorable currency effects, net sales grew about 5 percent on the strength of 8 percent higher sales volumes tempered by 3 percent lower net selling prices. In North America, a 5 percent increase in net sales was driven by more than 9 percent growth in sales volumes, with strong increases in sales of Scott towels and Cottonelle and Scott bathroom tissue, partially offset by lower net selling prices, including the effect of higher promotion spending. Excluding a near 5 percent boost from currency effects, net sales in Europe increased more than 2 percent. Higher sales volumes of over 3 percent, including the launch of baby wipes, were partially offset by lower net selling prices. In Latin America, the unfavorable currency effects not recovered through selling price increases partially reduced the overall increase in sales volumes. In addition to the contribution of KCA, Asia benefited from higher sales volumes in Korea, tempered by market weakness in Taiwan.

o    Worldwide sales of products in the business-to-business segment increased
     1.4 percent. Sales volumes for the segment increased nearly 3 percent, on the strength of higher volumes in the health care and professional businesses of 7 percent and 4 percent, respectively. However, net sales in the North American printing and technical paper businesses declined due to the effects of the weak U.S. economy.


ANALYSIS OF CHANGE IN SALES

[BAR GRAPH]
                                   2001       2002
Net selling price.................  +1%        -2%
Volume............................  +5%        +5%
Currency..........................  -3%        -1%



2001 versus 2000

Consolidated net sales increased 2.9 percent above 2000. Excluding changes in foreign currency exchange rates, primarily in Europe, Korea and Brazil, net sales increased more than 5 percent. Sales volumes advanced nearly 5 percent with each business segment contributing to the gain. Acquisitions, including Linostar, S.p.A. ("Linostar") in Italy, S-K Corporation ("S-K") in Taiwan and KCA, contributed about 3 percentage points of the increased net sales. Net selling prices increased less than 1 percent.

o Worldwide net sales of personal care products increased 4.0 percent. Sales volume growth of more than 7 percent was partially offset by a negative effect of over 3 percent due to changes in currency exchange rates. Excluding currency effects, net sales increased in every geographic region. Net selling prices increased less than 1 percent. In North America, net sales advanced because of 2 percent higher net selling prices. In Europe, sales volumes rose 22 percent driven by strong sales of Huggies diapers, including a 13 percentage point contribution from the acquisition of Linostar. Strong volume gains in the Caribbean region of Latin America were partially offset by lower volumes in Brazil resulting from market contraction in that country. Asia's sales volume benefited from the acquisitions of KCA and S-K and from growth in Korea for diapers and feminine care products, partially offset by a sales volume decline in China.

o Worldwide net sales of consumer tissue products increased 4.3 percent. Excluding currency effects, primarily in Europe and Korea, net sales were about 7 percent higher with increased sales volumes contributing almost
     5 percent of the gain. Net selling prices rose about 2 percent. More than half of the increase in sales volumes was due to higher sales of bathroom tissue, particularly Scott tissue, and Huggies baby wipes in North America. Sales volumes in Latin America grew over 8 percent. Asia produced nearly half the increase in sales volumes, primarily due to KCA and higher sales in Korea. The gain in net selling prices was principally attributable to Europe.

o Net sales for the business-to-business segment declined 1.4 percent. Excluding currency effects, net sales were about equal to the prior year. Net sales for health care products expanded over 9 percent, principally due to increased sales volumes. However, net sales in North America for K-C Professional, Neenah Paper and Technical Paper declined due to lower sales volumes that reflected the slowdown in market demand associated with the economic downturn.

Analysis of Consolidated Operating Profit - Three Years Ended December 31, 2002

By Business Segment

(Millions of dollars)                                                          2002              2001             2000
--------------------------------------------------------------------------------------------------------------------------

Personal Care ..........................................................     $1,042.7          $1,042.7        $1,136.7
Consumer Tissue ........................................................        921.7             863.7           825.1
Business-to-Business ...................................................        670.0             599.4           666.0
Other income (expense), net ............................................        (73.3)            (83.7)          104.2
Unallocated - net ......................................................        (97.3)            (83.9)          (98.2)
                                                                             --------          --------        --------

     Consolidated ......................................................     $2,463.8          $2,338.2        $2,633.8
                                                                             ========          ========        ========


By Geographic Area

(Millions of dollars)                                                          2002              2001             2000
--------------------------------------------------------------------------------------------------------------------------


United States ..........................................................     $2,018.9          $1,927.5        $1,937.1
Canada .................................................................        100.5             156.9           211.3
Europe .................................................................        191.0             176.2           149.7
Asia, Latin America and other ..........................................        324.0             245.2           329.7
Other income (expense), net ............................................        (73.3)            (83.7)          104.2
Unallocated - net ......................................................        (97.3)            (83.9)          (98.2)
                                                                             --------          --------        --------

     Consolidated ......................................................     $2,463.8          $2,338.2        $2,633.8
                                                                             ========          ========        ========

Note:    Unallocated - net consists of expenses not associated with the business segments or geographic areas.

Commentary:

2002 versus 2001

Consolidated operating profit increased 5.4 percent. Operating profit as a percentage of net sales increased from 17.6 percent in 2001 to 18.2 percent in 2002. The Corporation recorded charges of approximately $67 million in 2002 related to business improvement and other programs and a litigation settlement. Charges related to the previously announced plans to streamline manufacturing and administrative operations in Latin America and Europe totaled $14.3 million and $19.1 million, respectively, and consisted principally of employee severance of $16.8 million and asset write-off and disposal costs of $8.4 million. The Corporation also recorded charges of approximately $4 million for employee severance to complete actions that had been initiated in 2001, approximately
$2 million for an arbitration settlement and approximately $4 million for a one-time national security tax levied on all corporations in Colombia. In addition, the Corporation recorded $21 million of charges related to the settlement in December 2002 of securities and shareholder derivative litigation involving Safeskin Corporation ("Safeskin"). As previously disclosed, the litigation predated the Corporation's February 2000 acquisition of Safeskin.

     The above charges were recorded in the business segments as follows: personal care $14.8 million; consumer tissue $21.8 million; business-to-business $7.6 million and the portion not allocated to the segments was $23.1 million, consisting principally of the Safeskin litigation charges. On a geographic basis these charges are included as follows: North America $6.8 million; Europe
$19.1 million; Asia, Latin America and other $18.3 million and the portion not allocated to the regions was $23.1 million. These charges are included in the consolidated income statement as follows: cost of products sold - $19.9 million, consisting principally of employee severance and asset write-off costs; marketing, research and general expenses - $24.3 million, consisting principally of severance, training and other integration costs in Europe, and other (income) expense, net - $23.1 million, consisting principally of the Safeskin litigation charges.

     Operating profit in 2001 included charges totaling nearly $213 million, principally for asset write-off and disposal costs of $107 million, employee severance costs of $26 million, contract termination costs of $15 million, costs to assimilate acquired businesses of $13 million and arbitration rulings of $43 million. In November 2001, the Corporation announced plans for the streamlining of manufacturing operations in Latin America, including the shutdown of four small, older plants, as well as the closure of a technical paper mill in North America. Total cash charges for these plans were $18.4 million, including a one-time $11 million payment to settle a vendor contract agreement in North America. Noncash costs for these plans recorded in the fourth quarter totaled $66.7 million, including the write-off of the assets associated with the technical paper mill that was closed in December 2001. Also included in those plans were the write-off of excess manufacturing equipment in North America of approximately $14 million. These plans were substantially completed prior to the end of 2002. Also included in the $213 million of charges were workforce severance costs of about $6 million and asset write-off and disposal costs of approximately $34 million to streamline personal care operations in North America and China. These programs were completed during 2001. As part of the integration of acquired businesses, including Linostar, S-K, and Safeskin, costs totaling approximately $13 million related to assimilating these operations, such as changing packaging and labeling and duplicative labor costs, were expensed as incurred. In addition, in 2001 a charge of $43.2 million was recorded pursuant to arbitration rulings released on January 21 and 31, 2002. The rulings resolved two disputes related to the closure of the Corporation's Mobile, Ala., pulp mill in 1999 and the supply of energy to the Corporation's Mobile tissue mill.

     The above charges were recorded in the business segments as follows: personal care $76.8 million; consumer tissue $39.2 million; business-to-business $51.4 million and the portion not allocated to the segments was $45.5 million, consisting principally of the charges related to the arbitration rulings. On a geographic basis these charges are included as follows: North America
$109.5 million; Europe $12.6 million; Asia, Latin America and other
$45.3 million and the portion not allocated to regions was $45.5 million. These charges are included in the consolidated income statement as follows: cost of products sold - $141.7 million, consisting principally of asset write-off and disposal costs and severance costs; marketing, research and general expenses - $25.7 million, consisting principally of severance costs for administrative employees in Europe and certain costs related to the business integrations; and other (income) expense, net - $45.5 million, consisting principally of the charges related to the arbitration rulings.

     In accordance with Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets, the Corporation ceased amortizing goodwill in 2002. Goodwill amortization by segment in 2001 was: personal care $16.0 million; consumer tissue $14.6 million and business-to-business
$58.8 million. By geographic region, goodwill amortization in 2001 was: North America $57.8 million; Europe $9.2 million and Asia, Latin America and other $22.4 million.

     In 2002, the Corporation incurred higher net pension costs for its defined benefit plans of approximately $52 million compared with 2001.

o Operating profit for personal care products was even with last year. The costs of promotional spending that were driven by competitive activity, especially in the second half of the year, offset the increased sales volumes, lower costs for business improvement plans and the discontinuation of goodwill amortization in 2002. In North America, operating profit declined despite increased sales volumes, particularly for Depend and Poise adult incontinence care products, and increased productivity and cost savings programs. This decline primarily reflected the high levels of promotional activity to defend the infant and child care brands' market positions. While operating profit in Europe improved, in part due to lower raw material costs, that business experienced competitive pressure similar to North America. Operating profit in Asia benefited from the acquisition of KCA and growth in Korea, tempered by lower earnings in the Philippines.

o Operating profit for consumer tissue products increased 6.7 percent. Increased sales volumes, particularly in North America for Scott and Cottonelle bathroom tissue and Scott towels, and lower pulp costs were the primary drivers behind this growth. These gains were partially offset by increased levels of promotional and marketing spending.

o    Operating profit for the business-to-business segment increased
     11.8 percent. On a pro forma basis, excluding the amortization of goodwill in 2001, operating profit increased 1.8 percent. In addition, the segment recorded approximately $51 million of costs in 2001 primarily related to a North American mill closing and costs to integrate acquired businesses compared to about $8 million of similar costs in 2002. While earnings for the health care business benefited from the higher sales volumes, this gain was offset by lower results in the other businesses due to the economic slowdown in North America.

o From 1999 through early 2001, two of our affiliates in Brazil purchased unused tax credits, as permitted by law, to reduce taxes otherwise payable. During the fourth quarter 2001, we determined that it was probable that a portion of the purchased tax credits would not be allowed by tax authorities nor would collection of the collateral or amounts pledged under sellers' guarantees occur. Accordingly, in the fourth quarter 2001, we recorded a charge of $33 million to other expense for these tax credits.

     In 2002, we established a team to investigate and to pursue actions to recover these losses. In the second quarter 2002, evidence was discovered to suggest fraud by at least one employee of our affiliates and possibly several others in connection with the tax credit purchases. We determined that the remaining purchased tax credits were invalid and that the collateral backing them was worthless. We had previously concluded, during the December 2001 review, based on the advice of our outside advisors that these credits represented legitimate tax credits. Accordingly, in the second quarter 2002, we recorded a charge of $26.5 million to other expense for losses associated with these tax credits. We have no remaining financial exposure for purchased tax credits.

     We have implemented various corrective actions to prevent this matter from recurring in the future, including terminating all the employees responsible for the decisions to purchase these tax credits. We have also filed civil and criminal actions against a former employee; third parties (i.e., intermediaries who sold or arranged for our affiliates' purchase of tax credits); tax credit sellers; and legal counsel associated with the purchase of the tax credits.

     In addition, we have restricted the affiliates' purchasing authority and control procedures have been re-emphasized. Personnel changes have been made to strengthen the affiliates' organizations and their internal control compliance.

o Other income (expense), net included the Safeskin litigation settlement in 2002, the arbitration rulings in 2001, and $17.1 million of operating losses in 2002 related to the Corporation's participation in affordable housing and historic renovation real estate projects, an increase of $11.8 million compared with 2001. Included in 2002 and 2001 were charges of $26.5 million and $33 million, respectively, for the tax credits discussed above. Also included were currency transaction gains in 2002 compared with losses in 2001.

2001 versus 2000

Consolidated operating profit declined 11.2 percent primarily due to other income (expense), net. Operating profit as a percentage of net sales decreased from 20.4 percent in 2000 to 17.6 percent in 2001. As previously discussed, charges of nearly $213 million were recorded in 2001 while 2000 included charges for business improvement ($24 million, principally to complete previously announced plans, which involved employee severance of $5 million and asset write-off and disposal costs of $19 million) and business integration and other costs of $35 million, including $20 million to assimilate acquisitions and to reorganize our North American health care sales force as part of integrating those acquisitions, and about $6 million for asset write-off and disposal costs. Also included in 2000 were charges of $15 million for litigation settlements, a favorable patent settlement of about $56 million and the reversal of $20 million of estimated liabilities that ceased to be required, which related to a prior asset disposition. The 2000 charges described above were recorded in the business segments as follows: personal care $5.2 million; consumer tissue $22.0 million; business-to-business $32.3 million and the portion not allocated to the segments was a net gain of $60.6 million, consisting of the litigation and patent settlements and the liability reversal. On a geographic basis these charges are included as follows: North America $36.3 million; Europe $23.2 million and the portion not allocated to regions was the net gain of $60.6 million. These net charges (credits) are included in the consolidated income statement as follows: cost of products sold - $30.3 million for employee severance and asset write-off and disposal costs; marketing, research and general expenses - $29.2 million, consisting of expenses to assimilate the health care acquisitions and sales force integration; and other (income) expense, net - $(60.6) million, consisting of the litigation and patent settlements and the liability reversal.

     The results of the business segments were affected in North America by higher energy costs early in 2001, significant start-up costs to support the rollout of new and improved products, increased fringe benefit costs primarily due to lower returns on pension assets and lower earnings for most of the business-to-business operations resulting from the downturn in the economy. These results were also affected by a decline in earnings from Latin American operations due to difficult business conditions and overall higher marketing expenses. These factors offset the higher sales volumes, the increased net selling prices and lower pulp costs.

     In 2001, the Corporation incurred higher net pension costs for its defined benefit plans of approximately $65 million compared with 2000.

o Operating profit for personal care products decreased 8.3 percent. Operating profit benefited from sales volume gains including the consolidation of KCA. Strong contributors to the volume gains were diapers in Europe, training pants in North America and diapers and feminine care products in Korea. However, higher marketing expenses, particularly in Europe, and the increased fringe benefit costs in North America more than offset the effect of the higher sales volumes.

o Operating profit for consumer tissue products increased 4.7 percent. Net selling price increases in North America for facial tissue and towel products and in Europe, primarily for bathroom tissue, combined with lower pulp costs and the increase in sales volumes were the drivers behind the increase. Partially offsetting these gains were higher energy, start-up and fringe benefit costs in North America and higher marketing costs in North America and Europe.

o    Operating  profit  for  the  business-to-business  segment  decreased
     10.0 percent. Health care operating profit increased more than 30 percent on the strength of the higher sales volumes. As previously stated, the other North American operations in this segment were adversely affected by the downturn in the economy. The benefit of lower pulp costs did not offset the impacts of lower sales volumes and higher energy and fringe benefit costs. In 2001, the segment recorded business integration costs of $13.5 million compared with similar costs of $19.5 million in 2000.

o Other income (expense), net for 2001 includes the previously mentioned charge of approximately $33 million in Brazil for tax credits and currency transaction losses versus gains in 2000. Also included in 2000 were gains on minor asset sales.

Additional Income Statement Commentary

2002 versus 2001

o Interest expense decreased primarily due to lower interest rates, partially offset by higher average levels of debt.

o The Corporation's effective income tax rate was 29.0 percent in 2002 compared with 29.8 percent in 2001. The lower effective tax rate was primarily due to the discontinuance, for financial reporting purposes, of goodwill amortization that had not been deductible for income tax purposes.

o The Corporation's share of net income of equity companies was $113.3 million in 2002 compared with $154.4 million in 2001. The decrease was primarily due to lower earnings at Kimberly-Clark de Mexico, S.A. de C.V. ("KCM") due to negative currency effects and a higher effective tax rate due to changes in Mexican tax law. Although KCM's sales volumes increased more than 4 percent, operating profit declined about 3 percent due to lower net selling prices reflecting the competitive environment. The consolidation of KCA also impacted the Corporation's share of net income of equity companies.

o Minority owners' share of subsidiaries' net income decreased 8.1 percent primarily due to a lower return on the preferred securities held by the minority interest in the Corporation's consolidated foreign financing subsidiary (as described under Financing Commentary).

o On a diluted basis, net income was $3.22 per share in 2002 compared with $3.02 per share in 2001, an increase of 6.6 percent.

2001 versus 2000

o Interest expense decreased primarily due to lower interest rates, partially offset by a higher average debt level.

o The Corporation's effective income tax rate was 29.8 percent in 2001 compared with 31.1 percent in 2000. The lower effective tax rate was primarily due to tax initiatives and the resolution of prior years' income tax matters, and because the mix of the Corporation's income continued to shift to jurisdictions with lower effective tax rates.

o The Corporation's share of net income of equity companies was $154.4 million in 2001 compared with $186.4 million in 2000. The decrease was primarily due to the previously mentioned consolidation of KCA and net losses at the Corporation's affiliates in Brazil and Argentina due to the unstable and contracting economies of those countries. Argentina's results were also affected by the devaluation of its currency.

o Minority owners' share of subsidiaries' net income was even with 2000. The effect of the consolidation of KCA and the recognition in 2001 of the return on preferred securities held by the minority interest in the Corporation's consolidated foreign financing subsidiary were offset by the lower earnings in Latin America.

o On a diluted basis, net income was $3.02 per share in 2001 compared with $3.31 per share in 2000, a decrease of 8.8 percent.

Sales of Principal Products

(Billions of dollars)                                                                     2002         2001        2000
-------------------------------------------------------------------------------------------------------------------------

Family care tissue products ..........................................................   $ 4.4        $ 4.2       $ 4.0
Diapers ..............................................................................     3.0          3.0         2.9
Away-from-home products...............................................................     1.9          1.9         1.9
All other ............................................................................     4.3          4.2         4.1
                                                                                         -----        -----       -----

     Consolidated ....................................................................   $13.6        $13.3       $12.9
                                                                                         =====        =====       =====

     Approximately 12 percent, 11 percent and 10 percent of net sales were to Wal-Mart Stores, Inc. in 2002, 2001 and 2000, respectively, primarily in the Personal Care and Consumer Tissue businesses.


Liquidity and Capital Resources

                                                                                               Year Ended December 31
                                                                                            ----------------------------
(Millions of dollars)                                                                         2002               2001
------------------------------------------------------------------------------------------------------------------------

Cash provided by operations..............................................................   $2,424.2          $2,253.8
Capital spending.........................................................................      870.7           1,099.5
Acquisitions of businesses, net of cash acquired.........................................      410.8             135.0
Proceeds from issuance of preferred securities of subsidiary.............................          -             516.5
Ratio of net debt and preferred securities to capital....................................      39.8%             38.9%
Pretax interest coverage - times.........................................................       13.3              11.7


Cash Flow Commentary:

o Cash provided by operations increased by $170.4 million. Net income plus noncash charges included in net income of $2.6 billion in 2002 was $.1 billion higher than in 2001. The Corporation invested $197.6 million in working capital in 2002 versus $232.6 million in 2001.

o Capital spending decreased by $228.8 million as the Corporation focused on carefully targeting expenditures to benefit operations and maximize free cash flow.



CAPITAL SPENDING TRENDS
Percent of net sales

[BAR GRAPH]

2001..............................   8.3%
2002..............................   6.4%



Contractual Obligations

The following table presents the Corporation's total contractual obligations for which cash flows are fixed or determinable.


(Millions of dollars)                             Total      2003     2004     2005    2006     2007      2008+
----------------------------------------------------------------------------------------------------------------

Contractual obligations
   Long-term debt ..........................    $2,868.3    $ 24.3   $125.1   $540.5   $14.9   $325.1   $1,838.4
   Operating leases ........................       246.5      60.7     48.1     36.0    27.2     18.4       56.1
   Unconditional purchase
     obligations ...........................       629.4     379.2     99.3     65.2    36.1     26.1       23.5
                                                --------    ------   ------   ------   -----   ------   --------

Total contractual obligations ..............    $3,744.2    $464.2   $272.5   $641.7   $78.2   $369.6   $1,918.0
                                                ========    ======   ======   ======   =====   ======   ========

     The unconditional purchase obligations are for the purchase of raw materials, primarily pulp, and utilities, principally natural gas. Although the Corporation is primarily liable for payments on the above operating leases and unconditional purchase obligations, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

     A consolidated financing subsidiary of the Corporation has issued preferred securities that are in substance perpetual and are callable by the subsidiary in November 2008 and each 20-year anniversary thereafter. Management anticipates extending the call date of these securities in November 2008 and therefore they are not included in the above table (see the Financing Commentary section of this Management's Discussion and Analysis for additional detail regarding these securities).

Financing Commentary:

o In 2002, the Corporation repurchased 11.85 million shares of its common stock in connection with its share repurchase program at a total cost of $675.5 million. At December 31, 2002, authority to repurchase 9.65 million shares remained under November 2000 repurchase authority from the Corporation's board of directors. The Corporation announced in February 2003 that its board of directors authorized the repurchase of an additional 20 million shares of its common stock. In 2001, the Corporation repurchased 15.0 million shares of its common stock at a total cost of $900.1 million. All share repurchases by the Corporation were effected through brokers on the New York Stock Exchange. No shares were repurchased directly from any officer or director of the Corporation.

o    In February 2001, a newly formed  Luxembourg-based  consolidated  financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million.
     Approximately 97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2002 equated to an annual rate of approximately 2.144 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and each 20-year anniversary thereafter. The common equity securities, all of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2002 and 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $553.5 million and $538.4 million, respectively, which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities of $15.1 million and $21.9 million during 2002 and 2001, respectively, is the return on the Securities, which was included in minority owners' share of subsidiaries' net income on the Corporation's consolidated income statement.

o At December 31, 2002, total debt and preferred securities was $4.5 billion, an increase of $.3 billion above the prior year-end total. Net debt (total debt net of cash, cash equivalents and time deposits) and preferred securities was $3.9 billion at December 31, 2002 compared with $3.8 billion at December 31, 2001. The ratio of net debt and preferred securities to capital at December 31, 2002 was 39.8 percent, which is within the Corporation's targeted range of 35 to 45 percent.

o At December 31, 2002, the Corporation had $1.425 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2002, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $712.5 million expires in October 2003 and the balance expires in November 2007.

o On February 8, 2002, the Corporation issued $400 million of 5 5/8% Notes due February 15, 2012 and used the proceeds to retire commercial paper.

o On March 19, 2002, the Corporation issued $400 million of 4 1/2% Notes due July 30, 2005 and used the proceeds to retire commercial paper. In connection with the borrowing, the Corporation entered into an interest rate swap agreement maturing on July 30, 2005 with a counterparty under which the difference between the fixed- and floating-rate interest amounts calculated on a $400 million notional amount is exchanged on a quarterly basis. The floating rate is 3-month LIBOR minus 29.5 basis points. The swap agreement permits the Corporation to maintain its desired ratio of fixed- and floating-rate borrowings.

o The Corporation's long-term debt securities have a Double-A rating and its commercial paper is rated in the top category.

Variable Interest Entities

The Corporation has a controlling financial interest in the following three types of variable interest entities despite not having voting control of them. Accordingly, because the Corporation is the primary beneficiary under these arrangements, it is reasonably possible that the Corporation will be required to consolidate such entities beginning in the third quarter of 2003 in accordance with the requirements of FASB Interpretation 46. No current or former officer or employee of the Corporation, its subsidiaries or affiliates or any person related to such officer or employee is a participant in any of these arrangements. Therefore, they could not personally benefit in any way, financially or otherwise, from any of these arrangements. (See additional information regarding Interpretation 46 under Accounting Standards Changes and New Pronouncements.)

Financing Entities

The Corporation has sold certain nonstrategic timberlands and related assets in 1999 and 1989 to nonaffiliated buyers and received long-term notes from the buyers of these assets. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS 66, Accounting for Sales of Real Estate. The 1999 sale involved notes receivable having an aggregate face value of $397 million and a fair value of approximately
$383 million at the date of sale. These notes do not require principal payments before their December 31, 2009 maturity, are extendable at the option of the note holder in five-year increments to December 31, 2029, and have floating interest rates of LIBOR minus 15 basis points. The 1989 sale involved notes receivable having an aggregate face value of $220 million and a fair value of approximately $210 million at the date of sale. These notes do not require principal payments before their July 7, 2011 maturity, are extendable at the option of the note holder in three-year increments to July 7, 2019, and have floating interest rates of LIBOR minus 12.5 basis points. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2002.

     Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the notes received from the 1999 sale to a noncontrolled financing entity, and in 2000 it transferred the notes received from the 1989 sale to another noncontrolled financing entity. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"), and has accounted for these minority ownership interests using the equity method of accounting. The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Financing Entities became obligated for $617 million in third-party debt financing. The Corporation also contributed intercompany notes receivable (guaranteed by the Corporation) aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes. In the unlikely event of default by the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience a maximum loss of $617 million under these arrangements.

     If payment of the outstanding notes were to be accelerated in the above financing arrangements, previously provided deferred income taxes totaling $188 million at December 31, 2002 may become payable.

     In 1988, Scott Paper Company ("Scott"), prior to its merger with the Corporation, together with Mead Corporation ("Mead"), sold their joint ownership interests in a pulp and paper manufacturing facility and related timberlands to Georgia-Pacific Corporation ("G-P") for $665 million, less related debt. The purchase price consisted of cash and ten-year G-P notes in the principal amount of $300 million. In 1998, G-P extended the maturity of the notes for an additional five years.

     In 1988, in order to monetize the G-P notes and continue the deferral of current income taxes of $55 million on the gain, Scott and Mead formed a jointly-owned partnership and each contributed their G-P notes to the partnership. The partnership borrowed $300 million from a third party under a ten-year bank loan agreement. The loan was prepaid in December 2002 by tendering the G-P notes to the bank, at which time the deferred taxes became a current tax obligation.

Real Estate Entities

In 1994, the Corporation began participating in the U.S. affordable and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and depreciation deductions that are used to reduce the Corporation's income tax liabilities. The Corporation has invested in these markets through (i) a partnership arrangement in which it is a limited partner, (ii) limited liability companies ("LLCs") in which it is a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. The partnership, LLCs and funds borrow money from third parties on a nonrecourse basis and invest in and own various real estate projects. These entities are not consolidated because they are not controlled by the Corporation. The Corporation has accounted for its interests in these entities by the equity method of accounting or by the effective yield method, as appropriate, and accounts for related income tax credits as a reduction in the income tax provision.

     As of December 31, 2002, the Corporation had net equity of $65 million in these real estate entities. Income tax credits to be generated by these investments are expected to exceed $163 million, of which approximately
$101 million will be claimed on the Corporation's income tax returns through December 31, 2002. As of December 31, 2002, total permanent financing debt for the projects was $325 million. This permanent financing debt is secured solely by the properties, is nonrecourse to the Corporation and is not supported or guaranteed by the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing debt guarantees are eliminated at the time permanent financing is obtained. At December 31, 2002, $76 million of temporary interim financing debt was guaranteed by the Corporation. The Corporation considers its default risk from these real estate investments and its temporary interim financing debt guarantees to be minimal as a result of geographical dispersion of the projects and because the permanent financing debt of the projects is nonrecourse to the Corporation.

     As of December 31, 2002, the total underlying market value of the properties is estimated to be in excess of the total related permanent financing debt. If the Corporation's investments in these real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits and depreciation deductions claimed on the Corporation's income tax returns may be recaptured and may result in a charge to income. As of December 31, 2002, this recapture risk is estimated to be $41 million. The Corporation has no current intention of disposing of these investments, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the Corporation considers its recapture risk to be remote.

     At December 31, 2002, the Corporation's maximum loss exposure for its real estate entities totaled $182 million and was composed of its net equity in these entities of $65 million, its loan guarantees of $76 million and the income tax credit recapture risk of $41 million.

Synthetic Leases

From time to time, the Corporation acquires the use of certain assets, such as automobiles, fork lifts, trucks, warehouses and some manufacturing equipment through synthetic leases. Synthetic leases are often desirable when they offer administrative benefits, as would be the case in avoiding the burden of acquiring and disposing of automobiles, fork lifts and trucks, or when long-term interest-only financing is available, as is often the case in real estate synthetic leases. Synthetic leases usually are cost-effective alternatives to traditional operating leases because of their more favorable interest rates and treatment under income tax laws. Under applicable accounting rules for such leases, rent expense is recorded for financial reporting purposes and no asset or debt obligation is recorded on the Corporation's balance sheet. At
December 31, 2002, the fair value of synthetically leased assets totaled about $27 million.

     These synthetic leases have termination penalties or residual value guarantees. However, because the assets under these leases are used in the conduct of the Corporation's business operations, it is unlikely that any significant portion of these leases would be terminated prior to the normal expiration of their lease terms. At December 31, 2002, the Corporation's maximum loss exposure under residual value guarantees for synthetic leases was approximately $24 million.

Other Commentary:

o Effective June 30, 2002, the Corporation purchased the remaining 45 percent ownership interest in KCA at a cost of A$697.5 million (approximately
     $390 million). This acquisition was part of the Corporation's strategy to expand its three business segments within Australia. The acquisition of the additional 45 percent ownership of KCA resulted in recognizing goodwill of $317 million reflecting the Corporation's expectation of continued growth and profitability of KCA.

o Management believes that the Corporation's ability to generate cash from operations, which has exceeded $2 billion in each of the last three years, and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

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

     Effective January 1, 2001, the Corporation adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur. Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net.

Foreign Currency Risk

Foreign currency risk is managed by the use of foreign currency forward and swap contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2002, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

     Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. As of December 31, 2002, our largest exposures to losses on monetary assets due to changes in foreign currency exchange rates were the pound sterling, the Mexican peso and the euro. If a 10 percent unfavorable change in each of these foreign currencies were to occur, pretax losses of approximately $12 million, $12 million and $2 million, respectively, would result. As of December 31, 2002, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of our significant foreign currencies involving balance sheet transactional exposures would have resulted in a net pretax loss of approximately $30 million. These hypothetical losses on transactional exposures are based on the difference between the December 31, 2002 rates and the assumed exchange rates. In the view of management, the above hypothetical losses resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

     The translation of the balance sheets of our non-U.S. operations into U.S. dollars also is sensitive to changes in foreign currency exchange rates. As of December 31, 2002, our largest translation exposures due to changes in foreign currency exchange rates were the Australian dollar, the euro, the Canadian dollar and the Mexican peso. If a 10 percent unfavorable change in each of these foreign currency exchange rates were to occur, our unrealized translation adjustment ("UTA") would increase by about $55 million, $52 million, $48 million and $34 million, respectively. These increases in UTA would reduce stockholders' equity. As of December 31, 2002, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of all of our significant foreign currency translation exposures would have reduced stockholders' equity approximately $290 million. These hypothetical increases in UTA are based on the difference between the December 31, 2002 exchange rates and the assumed exchange rates. In the view of management, the above hypothetical UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position.

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2002, the debt portfolio was composed of approximately
40 percent variable-rate debt, adjusted for the effect of variable-rate assets, and 60 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2002, and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     We perform two separate tests to determine whether changes in interest rates would have a significant effect on our financial position or future results of operations. Both tests are based on our consolidated debt levels at the time of the test. The first test estimates the effect of interest rate changes on our fixed-rate debt. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2002, a 10 percent change in interest rates would have increased the fair value of fixed-rate debt by about $110 million. The second test estimates the potential effect on future pretax income that would result from increased interest rates applied to our current level of variable-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would have had no material effect on the future results of operations or cash flows.

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

     In addition, the Corporation is subject to price risk for utilities, primarily natural gas, which are used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so by management.

Inflation Risk

The Corporation's inflation risk is managed on an entity-by-entity basis through selective price increases, productivity increases and cost-containment measures. Management does not believe that inflation risk is material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

Other Information

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates. Changes in these estimates are recorded when known. The most critical accounting estimates used by management in the preparation of the Corporation's consolidated financial statements are for consumer and trade promotion and rebate accruals, postretirement and other employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

Pension Plans

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit pension plans (these plans, which comprise more than 90 percent of the total defined benefit pension fund assets and obligations, are referred to as the "Principal Plans") and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the Principal Plans is to contribute assets to fully fund the accumulated benefit obligation ("ABO"). Subject to regulatory and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years. Nonqualified U.S. plans providing benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

     Consolidated pension expense for defined benefit pension plans was approximately $32 million in 2002 compared with income of about $20 million for 2001. Pension expense/income is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense for 2002 was 9.19 percent and will be 8.42 percent for 2003. The expected long-term rate of return on pension fund assets was determined based on several factors, including input from our pension investment consultant, and our projected long-term returns of broad equity and bond indices. We also considered our historical U.S. plan 10-year and 15-year compounded annual returns of
9.7 percent and 10.1 percent, respectively, which have been in excess of these broad equity and bond benchmark indices. We anticipate that on average the investment managers for each of the plans comprising the Principal Plans will generate annual long-term rates of return of at least 8.5 percent. Our expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and 30 percent with fixed income managers, with an expected long-term rate of return of about
6 percent. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. Also, when deemed appropriate, we execute hedging strategies using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. We executed such a hedging strategy in both 2002 and 2001, and we have a hedging strategy in place for 2003. We will continue to evaluate our long-term rate of return assumptions at least annually and will adjust them as necessary.

     We determine pension expense on the fair value of assets rather than a market-related value of assets. Investment gains or losses represent the difference between the expected return calculated using the fair value of assets and the actual return based on the fair value of assets. We recognize the variance between actual and expected gains and losses on pension assets in pension expense more rapidly than we would if we used a market-related value for plan assets. As of December 31, 2002, the Principal Plans had cumulative unrecognized investment losses and other actuarial losses of approximately
$1.3 billion. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations, or
(iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under SFAS 87, Employers' Accounting for Pensions.

     The discount (or settlement) rate that we utilize for determining the present value of future pension obligations generally has been based in the U.S. on the yield reported for the long-term AA-rated corporate bond indexes, converted to an equivalent one-year compound basis. From time-to-time, and most recently at December 31, 2002, we validated this practice by assembling a hypothetical portfolio of high-quality debt securities where the portfolio cash flows correspond to expected future benefit payments. We use similar techniques for establishing the discount rates for our non-U.S. Principal Plans. The weighted-average discount rate for the Principal Plans decreased to 6.68 percent at December 31, 2002 from 7.07 percent at December 31, 2001.

     We estimate that our consolidated pension expense will approximate
$170 million annually over the next several years. This estimate reflects the effect of the actuarial losses and is based on an expected weighted-average long-term rate of return on assets in the Principal Plans of 8.50 percent, a weighted-average discount rate of 6.68 percent and various other assumptions. Future actual pension expense will depend on future investment performance, the Corporation's contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

     If the expected long-term rate of return on assets for our Principal Plans was lowered by 0.25 percent, our annual pension expense would increase by approximately $8 million. If the discount rate assumptions for these same plans were reduced by 0.25 percent, our annual pension expense would increase by approximately $10 million and our December 31, 2002 minimum pension liability would increase by about $116 million.

     The fair value of the assets in our defined benefit plans decreased from $3.7 billion at December 31, 2001 to $3.4 billion at December 31, 2002, primarily due to investment losses and cash pension benefit payments net of our plan contributions. Recent investment performance and lower discount rates have caused the projected benefit obligations (the "PBO") of the defined benefit plans to exceed the fair value of plan assets by approximately $1 billion at December 31, 2002, compared with a shortfall of approximately $.3 billion at December 31, 2001. These same factors have caused the ABO of our defined benefit plans to exceed plan assets by about $.7 billion at the end of 2002. At the end of 2001, the ABO and the fair value of plan assets were essentially even. On a consolidated basis, we contributed $126.0 million to the defined benefit plans in 2002 compared with $12.8 million in 2001. We expect our annual contributions to range from about $75 million to $150 million over the next several years.

     The discount rate used for each country's pension obligation is identical to the discount rate used for that country's other postretirement obligation. The discount rates displayed for the two types of obligations for the Corporation's consolidated operations may appear different due to the weighting used in the calculation of the two weighted-average discount rates.

Other

Among those factors affecting the accruals for promotion and rebate costs are estimates of the number of consumer coupons that will be redeemed, the level of support that trade customers have provided to the Corporation and the quantity of products distributors have sold to specific customers. Generally, the Corporation bases its estimates on historical patterns of expense, influenced by judgments about current market conditions. Promotion accruals as of December 31, 2002 and 2001 were $227.7 million and $191.7 million, respectively. The increase was primarily due to higher promotional activity in 2002 driven by the competitive environment.

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

     As of December 31, 2002, the Corporation has recorded deferred tax assets related to income tax loss carryforwards and income tax credits totaling
$483.2 million and has established valuation allowances against these deferred tax assets of $240.6 million, thereby resulting in a net deferred tax asset of $242.6 million. As of December 31, 2001, the net deferred tax asset was $190.4 million. These income tax losses and credits are in non-U.S. taxing jurisdictions and in certain states within the U.S. In determining the valuation allowances to establish against these deferred tax assets, the Corporation considers many factors, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Corporation concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

     As of December 31, 2002, approximately 165 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers and management believes its insurance coverage is adequate for these types of claims.

     Safeskin and certain of its former officers and directors are defendants in two cases filed in 1999, prior to the acquisition of Safeskin by the Corporation. One case is a class action lawsuit alleging violations of the federal securities laws and the other is a shareholder derivative action alleging breach of fiduciary duty, waste of corporate assets and gross negligence in connection with a stock repurchase program undertaken by Safeskin. In December 2002, a settlement agreement was entered into pursuant to which all claims against Safeskin and the other defendants in these two cases are to be released and dismissed with prejudice and without admission of liability or wrongdoing by any party in exchange for $55 million, most of which is covered by insurance. The Corporation recorded a charge of $21 million in the fourth quarter of 2002 related to this matter. The settlement is subject to notice to the class and approval by the U.S. District Court for the Southern District of California. Court approval is expected in March 2003.

     As of December 31, 2002, the Corporation, along with many other nonaffiliated companies, was a party to lawsuits with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. These general allegations are often made against the Corporation without any apparent evidence or identification of a specific product or premises of the Corporation. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity. The financial statements reflect appropriate accruals for the Corporation's portion of the costs estimated to be incurred in connection with settling these claims.

Contingency

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 16 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2002 is estimated to be approximately $87 million. However, management considers the probability of closure of this mill to be remote.

Environmental Matters

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

Accounting Standards Changes and New Pronouncements

During 2001, the EITF issued EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. Under EITF 01-9, the cost of promotion activities offered to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons is required to be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation adopted
EITF 01-9 effective January 1, 2002, and reclassified the face value of coupons and other applicable promotional activities from expense to a reduction in revenue, which reduced net sales by $1.2 billion and $1.1 billion for 2001 and 2000, respectively. The adoption of EITF 01-9 did not change reported earnings for 2001 and 2000 but did require the recording of a cumulative effect of a change in accounting principle in 2002, equal to an after tax charge of approximately $.02 per share, which resulted from a change in the period for recognizing the face value of coupons.

     On January 1, 2002, the Corporation adopted SFAS 142. Under this standard, goodwill and intangible assets having indefinite lives are no longer amortized but are subject to annual impairment tests with any resulting impairment loss recognized during the period of impairment. Accordingly, the Corporation discontinued amortization of goodwill and also determined that it has no identified intangible assets with indefinite useful lives. The Corporation has completed the required annual testing of goodwill for impairment and has determined that none of its goodwill is impaired.

     On January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 contains accounting and reporting requirements for the impairment and disposal of long-lived assets and discontinued operations. Adoption of SFAS 144 had no effect on the Corporation's financial statements.

     SFAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 addresses the accounting and reporting for the retirement of long-lived assets and related retirement costs. The Corporation does not expect the adoption of SFAS 143 to have a material effect on its financial statements.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The Corporation will adopt SFAS 146 on January 1, 2003, and does not expect its adoption to have a material effect on its financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation and Disclosure, which amends SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. The Corporation currently plans to continue to account for stock-based compensation using the intrinsic-value method permitted by Accounting Principles Board Opinion 25.

     In November 2002, the FASB issued Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. The Corporation will adopt the liability recognition requirements of FIN 45 effective January 1, 2003 and does not expect such adoption to have a material effect on its financial statements.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin 51, Consolidated Financial Statements, and requires consolidation of certain entities in which the primary beneficiary has a controlling financial interest despite not having voting control of such entities. It is reasonably possible the Corporation will be required to consolidate the entities described in the Variable Interest Entities section of this Management's Discussion and Analysis beginning in the third quarter of 2003. Consolidation of these entities is not expected to have a material adverse effect on the Corporation's results of operations or financial position, including its ability to obtain financing, because the debt of these entities is nonrecourse and the notes receivable are guaranteed.

Outlook

The Corporation expects 2003 to be another challenging year as it faces a continuing tough competitive environment and an anticipated increase in pension costs of approximately $145 million. However, the Corporation expects net sales to rise in the low-to-mid single digits with product innovation across its three global segments as the key driver of sales growth. The Corporation also has plans to reduce costs by $175 million to $200 million in 2003. The Corporation expects cash flow to continue to be strong in 2003 which will allow it to repurchase approximately 2 percent of its outstanding common stock in 2003, depending on market conditions. The Corporation anticipates spending approximately $900 million on capital projects in 2003, with most of the expenditures earmarked for projects that will deliver growth, cost savings or product improvements. The Corporation's strong cash flow has given it the ability to raise its dividend by 13.3 percent for 2003, marking the 31st consecutive annual increase in its dividend.

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


CONSOLIDATED INCOME STATEMENT
Kimberly-Clark Corporation and Subsidiaries


                                                                                         Year Ended December 31
                                                                                ---------------------------------------
(Millions of dollars, except per share amounts)                                    2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------

Net Sales ...................................................................   $13,566.3      $13,287.6      $12,909.5
   Cost of products sold ....................................................     8,750.7        8,618.0        8,232.8
                                                                                ---------      ---------      ---------

Gross Profit  ...............................................................     4,815.6        4,669.6        4,676.7
   Marketing, research and general expenses .................................     2,278.5        2,158.3        2,065.4
   Goodwill amortization ....................................................           -           89.4           81.7
   Other (income) expense, net ..............................................        73.3           83.7         (104.2)
                                                                                ---------      ---------      ---------

Operating Profit  ...........................................................     2,463.8        2,338.2        2,633.8
   Interest income ..........................................................        15.7           17.8           24.0
   Interest expense .........................................................      (182.1)        (191.6)        (221.8)
                                                                                ---------      ---------      ---------

Income Before Income Taxes ..................................................     2,297.4        2,164.4        2,436.0
   Provision for income taxes ...............................................       666.6          645.7          758.5
                                                                                ---------      ---------      ---------

Income Before Equity Interests ..............................................     1,630.8        1,518.7        1,677.5
   Share of net income of equity companies ..................................       113.3          154.4          186.4
   Minority owners' share of subsidiaries' net income .......................       (58.1)         (63.2)         (63.3)
                                                                                ---------      ---------      ---------

Income Before Cumulative Effect of Accounting Change ........................     1,686.0        1,609.9        1,800.6
   Cumulative effect of accounting change,
     net of income taxes ....................................................       (11.4)             -              -
                                                                                ---------      ---------      ---------

Net Income...................................................................   $ 1,674.6      $ 1,609.9      $ 1,800.6
                                                                                =========      =========      =========

Per Share Basis

   Basic
     Income before cumulative effect of accounting change ...................   $    3.26      $    3.04      $    3.34
                                                                                =========      =========      =========
     Net income ............................................................    $    3.24      $    3.04      $    3.34
                                                                                =========      =========      =========
   Diluted
     Income before cumulative effect of accounting change ...................   $    3.24      $    3.02      $    3.31
                                                                                =========      =========      =========
     Net income .............................................................   $    3.22      $    3.02      $    3.31
                                                                                =========      =========      =========















See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEET
Kimberly-Clark Corporation and Subsidiaries

                                                                                                       December 31
                                                                                               -------------------------
(Millions of dollars)                                        ASSETS                               2002            2001
------------------------------------------------------------------------------------------------------------------------

Current Assets

     Cash and cash equivalents ...........................................................     $   494.5       $   364.5

     Accounts receivable, net ............................................................       1,952.1         1,672.4

     Inventories .........................................................................       1,430.1         1,494.1

     Deferred income taxes ...............................................................         191.3           239.8

     Prepaid expenses and other ..........................................................         205.9           142.2
                                                                                               ---------       ---------

         Total Current Assets ............................................................       4,273.9         3,913.0

Property

     Land.................................................................................         266.0           242.5

     Buildings ...........................................................................       2,042.9         1,921.8

     Machinery and equipment .............................................................      10,812.5        10,073.0

     Construction in progress ............................................................         442.6           477.4
                                                                                               ---------       ---------

                                                                                                13,564.0        12,714.7

     Less accumulated depreciation .......................................................       5,944.6         5,388.2
                                                                                               ---------       ---------

         Net Property ....................................................................       7,619.4         7,326.5

Investments in Equity Companies ..........................................................         571.2           705.3

Goodwill .................................................................................       2,254.9         1,949.2

Other Assets .............................................................................         866.4         1,113.6
                                                                                               ---------       ---------
                                                                                               $15,585.8       $15,007.6
                                                                                               =========       =========












See Notes to Consolidated Financial Statements.



                                                                                                      December 31
                                                                                               ------------------------
(Millions of dollars)        LIABILITIES AND STOCKHOLDERS' EQUITY                                 2002            2001
-----------------------------------------------------------------------------------------------------------------------

Current Liabilities

   Debt payable within one year ..........................................................    $ 1,086.6       $ 1,236.1

   Trade accounts payable ................................................................        844.5           768.9

   Other payables ........................................................................        277.5           335.3

   Accrued expenses ......................................................................      1,271.4         1,225.3

   Accrued income taxes ..................................................................        404.3           456.2

   Dividends payable .....................................................................        154.0           146.5
                                                                                              ---------       ---------

     Total Current Liabilities ...........................................................      4,038.3         4,168.3

Long-Term Debt ...........................................................................      2,844.0         2,424.0

Noncurrent Employee Benefit and Other Obligations ........................................      1,390.0           916.0

Deferred Income Taxes ....................................................................        854.2         1,004.6

Minority Owners' Interests in Subsidiaries ...............................................        255.5           309.4

Preferred Securities of Subsidiary........................................................        553.5           538.4


Stockholders' Equity

   Preferred stock - no par value - authorized 20.0 million shares,
     none issued .........................................................................            -               -

   Common stock - $1.25 par value - authorized 1.2 billion shares;
     issued 568.6 million shares at December 31, 2002 and 2001............................        710.8           710.8

   Additional paid-in capital ............................................................        419.0           415.6

   Common stock held in treasury, at cost - 57.8 million and 47.6 million
     shares at December 31, 2002 and 2001 ................................................     (3,350.6)       (2,748.2)

   Accumulated other comprehensive income (loss) .........................................     (2,157.7)       (1,696.2)

   Retained earnings .....................................................................     10,054.0         8,999.5

   Unearned compensation on restricted stock..............................................        (25.2)          (34.6)
                                                                                              ---------       ---------

     Total Stockholders' Equity ..........................................................      5,650.3         5,646.9
                                                                                              ---------       ---------

                                                                                              $15,585.8       $15,007.6
                                                                                              =========       =========

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Kimberly-Clark Corporation and Subsidiaries
                                     Common Stock                                  Unearned               Accumulated
                                        Issued      Additional  Treasury Stock    Compensation              Other
(Dollars in millions,               --------------   Paid-in  -----------------  on Restricted Retained  Comprehensive Comprehensive
shares in thousands)                Shares   Amount  Capital   Shares   Amount      Stock      Earnings  Income (Loss)     Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999 ..... 568,597   $710.8   $166.4    27,969   $(1,420.4)   $(13.5)    $ 6,764.6   $(1,114.8)
Net income .......................       -        -        -         -           -         -       1,800.6           -     $1,800.6
Other comprehensive income:
   Unrealized translation ........       -        -        -         -           -         -             -      (218.8)      (218.8)
   Minimum pension liability......       -        -        -         -           -         -             -        (4.0)        (4.0)
                                                                                                                           --------
Total comprehensive income........                                                                                         $1,577.8
                                                                                                                           ========
Options exercised and other
  awards .........................       -        -    (63.7)   (2,901)      154.0         -             -           -
Stock option income tax benefits..       -        -     25.2         -           -         -             -           -
Shares repurchased ...............       -        -        -    21,217    (1,190.7)        -             -           -
Acquisition of Safeskin ..........       -        -    282.4   (10,695)      464.0         -             -           -
Net issuance of restricted stock,
  less amortization ..............       -        -      2.0      (357)       19.0     (12.6)            -           -
Dividends declared ...............       -        -        -         -           -         -        (583.2)          -
                                   -------   ------   ------   -------   ---------    ------     ---------   ---------

Balance at December 31, 2000 ..... 568,597    710.8    412.3    35,233    (1,974.1)    (26.1)      7,982.0    (1,337.6)
Net income .......................       -        -        -         -           -         -       1,609.9           -     $1,609.9
Other comprehensive income:
   Unrealized translation ........       -        -        -         -           -         -             -      (256.7)      (256.7)
   Minimum pension liability......       -        -        -         -           -         -             -      (102.1)      (102.1)
   Other .........................       -        -        -         -           -         -             -          .2           .2
                                                                                                                           --------
Total comprehensive income........                                                                                         $1,251.3
                                                                                                                           ========
Options exercised and other
  awards .........................       -        -    (17.5)   (2,433)      119.0         -             -           -
Stock option income tax benefits..       -        -     17.7         -           -         -             -           -
Shares repurchased ...............       -        -        -    15,141      (909.7)        -             -           -
Net issuance of restricted stock,
  less amortization ..............       -        -      3.1      (354)       16.6      (8.5)            -           -
Dividends declared ...............       -        -        -         -           -         -        (592.4)          -
                                   -------   ------   ------   -------   ---------    ------     ---------   ---------

Balance at December 31, 2001...... 568,597    710.8    415.6    47,587    (2,748.2)    (34.6)      8,999.5    (1,696.2)
Net income .......................       -        -        -         -           -         -       1,674.6           -     $1,674.6
Other comprehensive income:
   Unrealized translation ........       -        -        -         -           -         -             -        96.4         96.4
   Minimum pension liability......       -        -        -         -           -         -             -      (555.7)      (555.7)
   Other .........................       -        -        -         -           -         -             -        (2.2)        (2.2)
                                                                                                                           --------
Total comprehensive income........                                                                                         $1,213.1
                                                                                                                           ========
Options exercised and other
  awards .........................       -        -     (7.7)   (1,627)       76.6         -             -           -
Stock option income tax benefits..       -        -      9.9         -           -         -             -           -
Shares repurchased ...............       -        -        -    11,980      (683.6)        -             -           -
Net issuance of restricted stock,
  less amortization ..............       -        -      1.2       (98)        4.6       9.4             -           -
Dividends declared ...............       -        -        -         -           -         -        (620.1)          -
                                   -------   ------   ------   -------   ---------    ------     ---------   ---------

Balance at December 31, 2002 ..... 568,597   $710.8   $419.0    57,842   $(3,350.6)   $(25.2)    $10,054.0   $(2,157.7)
                                   =======   ======   ======   =======   =========    ======     =========   =========














See Notes to Consolidated Financial Statements.


CONSOLIDATED CASH FLOW STATEMENT
Kimberly-Clark Corporation and Subsidiaries


                                                                                        Year Ended December 31
                                                                                -------------------------------------
(Millions of dollars)                                                             2002           2001          2000
---------------------------------------------------------------------------------------------------------------------

Operations
   Net income ...............................................................   $1,674.6       $1,609.9      $1,800.6
   Cumulative effect of accounting change, net of income taxes ..............       11.4              -             -
   Depreciation .............................................................      706.6          650.2         591.7
   Goodwill amortization ....................................................          -           89.4          81.7
   Deferred income tax provision ............................................      197.6           39.7          84.1
   Net losses on asset dispositions .........................................       38.4          102.0          19.3
   Equity companies' earnings in excess of dividends paid ...................       (8.2)         (39.1)        (67.0)
   Minority owners' share of subsidiaries' net income .......................       58.1           63.2          63.3
   Increase in operating working capital ....................................     (197.6)        (232.6)       (338.3)
   Postretirement benefits ..................................................     (118.2)         (54.7)       (121.9)
   Other ....................................................................       61.5           25.8          19.7
                                                                                --------       --------      --------

     Cash Provided by Operations ............................................    2,424.2        2,253.8       2,133.2
                                                                                --------       --------      --------

Investing
   Capital spending .........................................................     (870.7)      (1,099.5)     (1,170.3)
   Acquisitions of businesses, net of cash acquired .........................     (410.8)        (135.0)       (294.5)
   Proceeds from dispositions of property and businesses ....................        6.3           34.4          44.5
   Investments in marketable securities .....................................       (9.0)         (19.7)            -
   Proceeds from sales of investments .......................................       44.9           33.1          53.1
   Net increase in time deposits ............................................      (36.8)         (21.3)        (19.9)
   Proceeds from notes receivable ...........................................          -              -         220.0
   Other ....................................................................      (18.0)         (39.5)        (26.3)
                                                                                --------       --------      --------

     Cash Used for Investing ................................................   (1,294.1)      (1,247.5)     (1,193.4)
                                                                                --------       --------      --------

Financing
   Cash dividends paid ......................................................     (612.7)        (590.1)       (580.1)
   Net (decrease) increase in short-term debt................................     (423.9)         288.4         710.7
   Proceeds from issuance of long-term debt .................................      823.1           76.5         353.7
   Repayments of long-term debt .............................................     (154.6)        (271.8)       (422.9)
   Issuance of preferred securities of subsidiary............................          -          516.5             -
   Proceeds from exercise of stock options ..................................       68.9          101.5          90.3
   Acquisitions of common stock for the treasury ............................     (680.7)        (891.5)     (1,190.7)
   Other ....................................................................      (34.9)         (33.5)        (25.6)
                                                                                --------       --------      --------

     Cash Used for Financing ................................................   (1,014.8)        (804.0)     (1,064.6)
                                                                                --------       --------      ---------

Effect of Exchange Rate Changes on Cash and
   Cash Equivalents..........................................................       14.7          (24.5)        (11.3)
                                                                                --------       --------      --------

Increase (Decrease) in Cash and Cash Equivalents ............................      130.0          177.8        (136.1)

Cash and Cash Equivalents, beginning of year ................................      364.5          186.7         322.8
                                                                                --------       --------      --------

Cash and Cash Equivalents, end of year ......................................   $  494.5       $  364.5      $  186.7
                                                                                ========       ========      ========



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

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates. Changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, consumer and trade promotion and rebate accruals, postretirement and other employee benefits, workers compensation claims and certain product liability risks, excess and obsolete inventory, allowances for doubtful accounts, deferred tax assets and contingencies.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less.

Inventories and Distribution Costs

Most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using either the First-In, First-Out
(FIFO) or weighted-average cost methods, or market. Distribution costs are classified as cost of products sold.

Available-for-Sale Securities

Available-for-sale securities, consisting of debt securities issued by non-U.S. governments and unaffiliated corporations with maturity dates of two years or less, are carried at market value. Securities with original maturity dates of less than one year are included in prepaid and other assets and were
$10.5 million and $7.5 million at December 31, 2002 and 2001, respectively. Securities with original maturity dates greater than one year are included in other assets and were $8.9 million and $12.5 million at December 31, 2002 and 2001, respectively. The securities are held by the Corporation's consolidated foreign financing subsidiary formed in February 2001 as described in Note 9. Unrealized holding gains or losses on these securities are recorded in other comprehensive income until realized. No significant gains or losses were recognized in income during 2002 or 2001.

Property and Depreciation

For financial reporting purposes, property, plant and equipment are stated at cost and are depreciated on the straight-line or units-of-production method. Buildings are depreciated over their estimated useful lives ranging from 7 to 50 years. Machinery and equipment are depreciated over their estimated useful lives ranging from 2 to 40 years. For income tax purposes, accelerated methods of depreciation are used. The cost of computer software that is purchased or developed for internal use is capitalized in accordance with the capitalization criteria of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These costs are amortized on the straight-line method over the estimated useful life of the software but not in excess of five years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made that generally result in an acceleration of depreciation. Long-lived assets, including computer software, are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. Measurement of an impairment loss would be based on discounted future cash flows compared to the carrying amount of the assets. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

The cost of major maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

Investments in Equity Companies

Investments in equity companies over which we exercise significant influence and that, in general, are at least 20 percent owned are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment in accordance with the requirements of Accounting Principles Board ("APB") Opinion 18, The Equity Method of Accounting for Investments in Common Stock. Although no impairment losses on equity company investments have yet been recognized, an impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary", management would consider the length of time and extent to which the value of the investment has been less than the carrying amount of the equity company, the near-term and longer-term operating and financial prospects of the equity company, and management's longer-term intent of retaining its investment in the equity company.

Revenue Recognition

Sales revenue is recognized at the time of product shipment to unaffiliated customers. Sales are reported net of allowances for estimated returns, consumer and trade promotions and freight allowed.

Sales Incentives and Trade Promotion Allowances

During 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") issued EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. Under EITF 01-9, the cost of promotion activities offered to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons is required to be recorded at the time the coupons are issued and classified as a reduction in sales revenue. The Corporation adopted
EITF 01-9 effective January 1, 2002, and reclassified the face value of coupons and other applicable promotional activities from expense to a reduction in revenue, which reduced net sales by $1.2 billion and $1.1 billion for 2001 and 2000, respectively. The adoption of EITF 01-9 did not change reported earnings for 2001 and 2000 but did require the recording of a cumulative effect of a change in accounting principle in 2002, equal to an after-tax charge of approximately $.02 per share, which resulted from a change in the period for recognizing the face value of coupons.

Advertising Expense

Advertising costs are expensed in the year the related advertisement is first presented by the media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

Research Expense

Research and development costs are charged to expense as incurred.

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

Stock-Based Employee Compensation

The Corporation's stock-based employee compensation plan is described in Note 7. The expense recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, and related interpretations are followed in accounting for this plan. No employee compensation for stock options has been charged to earnings because the exercise prices of all stock options granted under this plan have been equal to the market value of the Corporation's common stock at the date of grant. The following presents information about net income and earnings per share as if the Corporation had applied the fair value expense recognition requirements of Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation, to all employee stock options granted under the plan.



                                                                                          Year Ended December 31
                                                                                 --------------------------------------
(Millions of dollars, except per share amounts)                                     2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------

Net income, as reported ......................................................   $1,674.6       $1,609.9       $1,800.6
Less:   Stock-based employee compensation determined under
        the fair value requirements of SFAS 123, net of income
        tax benefits .........................................................       70.2           76.1           53.3
                                                                                 --------       --------       --------

Pro forma net income..........................................................   $1,604.4       $1,533.8       $1,747.3
                                                                                 ========       ========       ========

Earnings per share
     Basic - as reported .....................................................   $   3.24       $   3.04       $   3.34
                                                                                 ========       ========       ========
     Basic - pro forma .......................................................   $   3.10       $   2.90       $   3.24
                                                                                 ========       ========       ========

     Diluted - as reported ...................................................   $   3.22       $   3.02       $   3.31
                                                                                 ========       ========       ========
     Diluted - pro forma .....................................................   $   3.09       $   2.88       $   3.21
                                                                                 ========       ========       ========

Pursuant to the requirements of SFAS 123, the weighted-average fair value of the individual employee stock options granted during 2002, 2001 and 2000 have been estimated as $16.57, $19.87 and $16.24, respectively, on the date of grant. The fair values were determined using a Black-Scholes option-pricing model using the following assumptions:


                                                                                  2002        2001        2000
---------------------------------------------------------------------------------------------------------------

Dividend yield .............................................................      1.97%       1.61%       2.04%
Volatility .................................................................     26.91%      25.86%      26.20%
Risk-free interest rate ....................................................      4.30%       4.70%       6.50%
Expected life ..............................................................  5.8 years   5.8 years   5.8 years




Accounting Standards Changes and New Pronouncements

On January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets having indefinite lives are no longer amortized but are subject to annual impairment tests with any resulting impairment loss recognized during the period of impairment. Accordingly, the Corporation discontinued amortization of goodwill and also determined that it has no identified intangible assets with indefinite useful lives. The Corporation has completed the required annual testing of goodwill for impairment and has determined that none of its goodwill is impaired.

On January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 contains accounting and reporting requirements for the impairment and disposal of long-lived assets and discontinued operations. Adoption of SFAS 144 had no effect on the Corporation's financial statements.

SFAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001 and is effective beginning January 1, 2003. SFAS 143 addresses the accounting and reporting for the retirement of long-lived assets and related retirement costs. The Corporation does not expect the adoption of SFAS 143 to have a material effect on its financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The Corporation will adopt SFAS 146 on January 1, 2003 and does not expect its adoption to have a material effect on its financial statements.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation and Disclosure, which amends SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. The Corporation currently plans to continue to account for stock-based compensation using the intrinsic-value method permitted by APB 25.

In November 2002, the FASB issued Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. The Corporation will adopt the liability recognition requirements of FIN 45 effective January 1, 2003 and does not expect such adoption to have a material effect on its financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin 51, Consolidated Financial Statements, and requires consolidation of certain entities in which the primary beneficiary has a controlling financial interest despite not having voting control of such entities. It is reasonably possible the Corporation will be required to consolidate the entities described in Note 13 beginning in the third quarter of 2003. Consolidation of these entities is not expected to have a material adverse effect on the Corporation's results of operations or financial position, including its ability to obtain financing, because the debt of these entities is nonrecourse and the notes receivable are guaranteed.

Note 2.  Income Taxes


An analysis of the provision for income taxes follows:

                                                                                           Year Ended December 31
                                                                                    ----------------------------------
(Millions of dollars)                                                                 2002         2001          2000
----------------------------------------------------------------------------------------------------------------------

Current income taxes:
   United States .................................................................  $255.4        $363.9        $407.3
   State .........................................................................    19.9          52.5          36.5
   Other countries ...............................................................   193.7         189.6         230.6
                                                                                    ------        ------        ------

     Total .......................................................................   469.0         606.0         674.4
                                                                                    ------        ------        ------

Deferred income taxes:
   United States .................................................................   183.3         115.4          91.3
   State .........................................................................     5.7         (17.9)         14.0
   Other countries ...............................................................     8.6         (57.8)        (21.2)
                                                                                    ------        ------         -----

     Total .......................................................................   197.6          39.7          84.1
                                                                                    ------        ------         -----

Total provision for income taxes(a) ..............................................  $666.6        $645.7        $758.5
                                                                                    ======        ======        ======

(a) The 2002 amount excludes income tax benefits of $6.9 million related to the cumulative effect of an accounting change.




Income before income taxes is earned in the following tax jurisdictions:

                                                                                           Year Ended December 31
                                                                                    ------------------------------------
(Millions of dollars)                                                                 2002         2001          2000
------------------------------------------------------------------------------------------------------------------------

United States ................................................................      $1,758.2      $1,741.8      $1,787.5
Other countries ..............................................................         539.2         422.6         648.5
                                                                                    --------      --------      --------

Total income before income taxes(b) ..........................................      $2,297.4      $2,164.4      $2,436.0
                                                                                    ========      ========      ========

(b) The 2002 amount excludes a charge of $18.3 million related to the cumulative effect of an accounting change.




Deferred income tax assets (liabilities) are composed of the following:

                                                                                                      December 31
                                                                                             ---------------------------
(Millions of dollars)                                                                            2002              2001
------------------------------------------------------------------------------------------------------------------------

Net current deferred income tax asset attributable to:

   Pension, postretirement and other employee benefits ..................................    $   101.5         $   112.7
   Other accrued expenses................................................................         90.1             101.2
   Inventory.............................................................................         (1.8)             18.0
   Other ................................................................................          5.2               8.0
   Valuation allowances .................................................................         (3.7)              (.1)
                                                                                             ---------         ---------

Net current deferred income tax asset ...................................................    $   191.3         $   239.8
                                                                                             =========         =========

Net noncurrent deferred income tax asset attributable to:

   Accumulated depreciation .............................................................    $   (59.1)        $   (42.7)
   Income tax loss carryforwards ........................................................        388.4             299.9
   Other ................................................................................         40.7              29.6
   Valuation allowances .................................................................       (197.6)           (125.7)
                                                                                             ---------         ---------

Net noncurrent deferred income tax asset included in other assets .....................      $   172.4         $   161.1
                                                                                             =========         =========

Net noncurrent deferred income tax liability attributable to:

   Accumulated depreciation..............................................................    $(1,215.5)        $  (995.2)
   Pension and other postretirement benefits ............................................        471.3             207.1
   Installment sales ....................................................................       (188.1)           (254.1)
   Foreign tax credits ..................................................................        103.3              51.4
   Other ................................................................................         14.1              37.6
   Valuation allowances .................................................................        (39.3)            (51.4)
                                                                                             ---------         ---------

Net noncurrent deferred income tax liability ............................................    $  (854.2)        $(1,004.6)
                                                                                             =========         =========


Valuation allowances increased $63.4 million and $18.4 million in 2002 and 2001, respectively. Valuation allowances at the end of 2002 primarily relate to the potentially unusable portion of income tax loss carryforwards of $1,071.2 million in jurisdictions outside the United States. If not utilized against taxable income, $472.6 million of the loss carryforwards will expire from 2003 through 2023. The remaining $598.6 million has no expiration date.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes.


                                                                         Year Ended December 31
                                                  --------------------------------------------------------------------
                                                         2002                     2001                    2000
                                                  --------------------- ------------------------ ---------------------

(Millions of dollars)                              Amount    Percent        Amount    Percent        Amount    Percent
----------------------------------------------------------------------------------------------------------------------

Income before income taxes .....................  $2,297.4                 $2,164.4                 $2,436.0
                                                  ========                 ========                 ========

Tax at U.S. statutory rate .....................  $  804.1     35.0%       $  757.5     35.0%       $  852.6     35.0%
State income taxes, net of federal
   tax benefit .................................      16.6       .7            22.5      1.0            32.8      1.3
Net operating losses realized ..................     (14.8)     (.6)          (29.7)    (1.4)          (70.1)    (2.9)
Other - net ....................................    (139.3)    (6.1)         (104.6)    (4.8)          (56.8)    (2.3)
                                                  --------     ----        --------     ----        --------      ---

Provision for income taxes .....................  $  666.6     29.0%       $  645.7     29.8%       $  758.5     31.1%
                                                  ========     ====        ========     ====        ========     ====



At December 31, 2002, income taxes have not been provided on approximately
$3.4 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred
U.S. income tax liability on these unremitted earnings is not practicable.

Note 3.  Postretirement and Other Benefits

Pension Plans

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to fully fund the accumulated benefit obligation ("ABO"). Subject to regulatory and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

In accordance with SFAS 87, Employers' Accounting for Pensions, the Corporation was required to record a minimum pension liability for underfunded plans representing the excess of the unfunded ABO over previously recorded pension cost liabilities. The minimum pension liability is included in noncurrent employee benefit and other obligations on the balance sheet. An offsetting charge is included as an intangible asset to the extent of unrecognized prior service cost, and the balance is included in accumulated other comprehensive income. The principal cause of the accrual for additional minimum pension liability in 2002 was a decline in the value of equity securities held by the North American and United Kingdom pension trusts and decreases in the discount rates used to estimate the ABO. The accrual for additional minimum pension liability in 2001 primarily resulted from the decline in the value of equity securities held by the United Kingdom pension trusts.

Information about the minimum pension liability follows:


                                                                                                       December 31
                                                                                                 -----------------------
(Millions of dollars)                                                                              2002            2001
------------------------------------------------------------------------------------------------------------------------

Minimum pension liability .....................................................................  $1,089.4         $181.2
Less intangible asset .........................................................................      51.9           12.9
                                                                                                 --------         ------

Accumulated other comprehensive income ........................................................  $1,037.5         $168.3
                                                                                                 ========         ======


Other Postretirement Benefit Plans

Substantially all retired employees of the Corporation and its North American subsidiaries and certain international employees are covered by health care and life insurance benefit plans. Certain benefits are based on years of service and age at retirement. The plans are principally noncontributory for employees who retired before 1993 and are contributory for most employees who retire after 1992. Certain U.S. plans limit the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. These plans are expected to reach this limitation during 2003. Certain other U.S. plans limit the Corporation's future cost for retiree benefits to a defined fixed annual per capita medical cost. The health care cost trend rate for all other plans, which comprise about 22 percent of the health care obligation as of December 31, 2002, is assumed to be 9.03 percent in 2003,
8.14 percent in 2004 and to decrease to 5.36 percent in 2010 and thereafter. The consolidated weighted-average health care trend rate for 2003 is expected to be
9.22 percent.

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.


                                                                         Pension Benefits               Other Benefits
                                                                      ----------------------        ----------------------
                                                                                      Year Ended December 31
                                                                      ----------------------------------------------------
(Millions of dollars)                                                    2002          2001           2002           2001
--------------------------------------------------------------------------------------------------------------------------

Change in Benefit Obligation
   Benefit obligation at beginning of year ........................   $4,014.6      $3,847.1        $ 696.5        $ 661.9
   Service cost ...................................................       69.7          65.4           13.0           12.0
   Interest cost ..................................................      275.1         266.8           50.5           48.2
   Participants' contributions ....................................        7.1           7.4            5.9            5.3
   Actuarial loss .................................................      203.3          86.6           57.8           41.8
   Acquisitions ...................................................          -          37.3              -              -
   Curtailments ...................................................       (1.2)         (1.4)             -              -
   Special termination benefits ...................................        3.7           9.0              -              -
   Currency exchange rate effects .................................       95.1         (37.4)            .3           (1.8)
   Benefit payments from plans ....................................     (262.7)       (256.6)             -              -
   Direct benefit payments ........................................      (12.2)         (9.6)         (72.6)         (70.9)
                                                                      --------      --------        -------        -------

   Benefit obligation at end of year ..............................    4,392.5       4,014.6          751.4          696.5
                                                                      --------      --------        -------        -------

Change in Plan Assets
   Fair value of plan assets at beginning of year .................    3,721.5       4,086.5              -              -
   Actual loss on plan assets .....................................     (250.5)       (130.0)             -              -
   Acquisitions ...................................................          -          36.0              -              -
   Employer contributions .........................................      126.0          12.8           66.7           65.6
   Participants' contributions ....................................        7.1           7.4            5.9            5.3
   Currency exchange rate effects .................................       65.2         (34.6)             -              -
   Benefit payments ...............................................     (262.7)       (256.6)         (72.6)         (70.9)
                                                                      --------      --------        -------        -------

   Fair value of plan assets at end of year .......................    3,406.6       3,721.5              -              -
                                                                      --------      --------        -------        -------

Funded Status
   Benefit obligation in excess of plan assets ....................     (985.9)       (293.1)        (751.4)        (696.5)
   Unrecognized net actuarial loss (gain) .........................    1,347.3         544.5           59.8            (.6)
   Unrecognized transition amount .................................        1.0          (1.0)             -              -
   Unrecognized prior service cost ................................       46.9          53.8           (9.1)         (11.3)
                                                                      --------      --------        -------        -------

   Net amount recognized ..........................................   $  409.3      $  304.2        $(700.7)       $(708.4)
                                                                      ========      ========        =======        =======

Amounts Recognized in the Balance Sheet
   Prepaid benefit cost ...........................................   $    4.3      $  309.4        $     -        $     -
   Accrued benefit cost ...........................................     (684.4)       (186.4)        (700.7)        (708.4)
   Intangible asset ...............................................       51.9          12.9              -              -
   Accumulated other comprehensive income .........................    1,037.5         168.3              -              -
                                                                      --------       -------         ------        -------
   Net amount recognized ..........................................   $  409.3      $  304.2        $(700.7)       $(708.4)
                                                                      ========      ========        =======        =======

The above pension benefits information has been presented on an aggregated basis whereby benefit obligation and plan asset information for plans in which plan assets exceed ABO have been combined with plans where the ABO exceeds plan assets.

Summary disaggregated information about these pension plans follows:

                                                                             Assets Exceed               ABO Exceeds
                                                                                  ABO                      Assets
                                                                          --------------------      ----------------------
                                                                                             December 31
                                                                          ------------------------------------------------
(Millions of dollars)                                                     2002           2001          2002         2001
--------------------------------------------------------------------------------------------------------------------------

Projected benefit obligation .........................................   $38.9        $3,173.0      $4,353.6       $841.6
ABO ..................................................................    29.7         2,906.3       4,054.3        790.6
Fair value of plan assets ............................................    32.9         3,114.2       3,373.7        607.3


                                                                            Pension Benefits          Other Benefits
                                                                            -----------------        --------------------
                                                                                             December 31
                                                                            ---------------------------------------------
                                                                            2002         2001        2002          2001
-------------------------------------------------------------------------------------------------------------------------
Weighted Average Assumptions
     Discount rate ....................................................    6.62%        6.98%        6.76%         7.24%
     Long-term expected return on plan assets .........................    8.42%        9.19%           -             -
     Rate of compensation increase ....................................    3.56%        3.90%           -             -
     Health care cost trend rate ......................................       -            -         9.22%        10.03%


                                                         Pension Benefits                          Other Benefits
                                                --------------------------------        --------------------------------
                                                                              Year Ended December 31
                                                ------------------------------------------------------------------------
(Millions of dollars)                             2002         2001        2000          2002         2001        2000
------------------------------------------------------------------------------------------------------------------------

Components of Net Periodic
Benefit Cost
   Service cost .............................   $   69.7    $  65.4      $  63.4        $13.0        $12.0         $10.9
   Interest cost ............................      275.1      266.8        263.6         50.5         48.2          48.3
   Expected return on plan assets(a) ........     (335.6)    (368.1)      (397.6)           -            -             -
   Amortization of prior service cost .......        7.8        8.6          9.1         (2.1)        (2.1)         (2.1)
   Amortization of transition amount ........       (2.0)      (4.4)        (4.4)           -            -             -
   Recognized net actuarial loss
     (gain) .................................       14.5        4.5        (20.2)        (2.7)        (3.8)         (4.3)
   Curtailments .............................       (1.2)      (1.4)           -            -            -             -
   Other ....................................        3.7        9.0          1.0            -          (.1)            -
                                                --------    -------      -------        -----        -----         -----

   Net periodic benefit cost (credit) .......   $   32.0    $ (19.6)     $ (85.1)       $58.7        $54.2         $52.8
                                                ========    =======      =======        =====        =====         =====

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


                                                                                                   One-Percentage-Point
                                                                                                  -----------------------
(Millions of dollars)                                                                            Increase       Decrease
-------------------------------------------------------------------------------------------------------------------------

Effect on total of service and interest cost components .....................................    $  3.5         $  2.7
Effect on postretirement benefit obligation .................................................      36.6           29.1


Defined Contribution Retirement Plans

The Corporation's contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $42.2 million, $37.3 million and $29.8 million in 2002, 2001 and 2000, respectively.

Investment Plans

Voluntary contribution investment plans are provided to substantially all North American employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $29.3 million, $27.5 million and $22.6 million in 2002, 2001 and 2000, respectively.

Note 4.  Earnings Per Share

A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:


                                                                                   Average Common Shares Outstanding
                                                                                ----------------------------------------
(Millions)                                                                      2002             2001              2000
------------------------------------------------------------------------------------------------------------------------

Basic .......................................................................   517.2            529.6             539.5
   Dilutive effect of stock options .........................................     2.5              3.4               3.9
   Dilutive effect of deferred compensation plan shares .....................      .3               .2                .1
   Dilutive effect of shares issued for participation share awards ..........       -                -                .3
                                                                                -----            -----             -----

Diluted .....................................................................   520.0            533.2             543.8
                                                                                =====            =====             =====


Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:


Description                                                                       2002             2001             2000
-------------------------------------------------------------------------------------------------------------------------
Average number of share equivalents (millions) .............................       10.7              5.1               .5
Weighted-average exercise price(a) .........................................     $65.89           $71.36          $157.27
Expiration date of options .................................................       2006             2006             2001
                                                                                to 2012          to 2011          to 2010
Options outstanding at year-end ............................................       11.4              5.8               .5

(a) The weighted-average exercise price in 2000 represents converted options from the Safeskin Corporation acquisition.



The number of common shares outstanding as of December 31, 2002, 2001 and 2000 was 510.8 million, 521.0 million and 533.4 million, respectively.

Note 5.  Debt

Long-term debt is composed of the following:



                                                                    Weighted-
                                                                     Average                               December 31
                                                                    Interest                         -----------------------
(Millions of dollars)                                                 Rate       Maturities            2002           2001
----------------------------------------------------------------------------------------------------------------------------

Commercial paper to be refinanced ................................                                   $      -       $  400.0
Notes and debentures .............................................   6.30%       2003 - 2030          2,088.4        1,469.8
Industrial development revenue bonds .............................   5.27%       2004 - 2037            577.1          413.4
Bank loans and other financings in various
     currencies ..................................................   6.69%       2003 - 2025            202.8          278.5
                                                                                                     --------       --------

Total long-term debt .............................................                                    2,868.3        2,561.7

Less current portion .............................................                                       24.3          137.7
                                                                                                     --------       --------

Long-term portion ................................................                                   $2,844.0       $2,424.0
                                                                                                     ========       ========


In February 2002, the Corporation issued $400 million of 5 5/8% Notes due February 15, 2012 and used the proceeds to retire commercial paper. At December 31, 2001, the Corporation classified the $400 million of commercial paper to be refinanced as long-term debt.

In March 2002, the Corporation issued $400 million of 4 1/2% Notes due
July 30, 2005 and used the proceeds to retire commercial paper. In connection with the borrowing, the Corporation entered into an interest rate swap agreement maturing on July 30, 2005 with a counterparty under which the difference between the fixed- and floating-rate interest amounts calculated on a $400 million notional amount is exchanged on a quarterly basis. The floating rate is 3-month LIBOR minus 29.5 basis points. The swap agreement permits the Corporation to maintain its desired ratio of fixed- and floating-rate borrowings.

Fair value of total long-term debt was $3,080.9 million and $2,639.5 million at December 31, 2002 and 2001, respectively. Scheduled maturities of long-term debt for the next five years are $24.3 million in 2003, $125.1 million in 2004, $540.5 million in 2005, $14.9 million in 2006 and $325.1 million in 2007.

At December 31, 2002, the Corporation had $1.425 billion of syndicated revolving credit facilities. These facilities, unused at December 31, 2002, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. Of these facilities, $712.5 million expire in October 2003 and the balance expires in November 2007.

Debt payable within one year is as follows:


                                                                                                       December 31
                                                                                                  ----------------------
(Millions of dollars)                                                                               2002          2001
------------------------------------------------------------------------------------------------------------------------

Commercial paper ..............................................................................   $  975.0      $  961.3
Current portion of long-term debt .............................................................       24.3         137.7
Other short-term debt .........................................................................       87.3         137.1
                                                                                                  --------      --------

     Total ....................................................................................   $1,086.6      $1,236.1
                                                                                                  ========      ========

At December 31, 2002 and 2001, the weighted-average interest rate for commercial paper was 1.3 percent and 1.9 percent, respectively.

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

Effective January 1, 2001, the Corporation adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This accounting standard requires that all derivative instruments be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, depending on whether the derivative has been designated and qualifies as part of a hedging relationship. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur. Upon adoption of SFAS 133, the Corporation recognized a pretax loss of $.5 million in other (income) expense, net.

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

Foreign Currency Risk

Foreign currency risk is managed by the use of foreign currency forward and swap contracts. The use of these contracts allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management of foreign currency transactional exposures was not changed during 2002, and management does not foresee or expect any significant change in such exposures or in the strategies it employs to manage them in the near future.

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

The income statements and balance sheets of operations in hyperinflationary economies are translated into U.S. dollars using both current and historical rates of exchange. For balance sheet accounts translated at current exchange rates, such as cash and accounts receivable, the differences from historical exchange rates are reflected in income. Operations that are deemed to be hyperinflationary are as follows: Russia, Turkey and Venezuela (prior to 2002).

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

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. The strategy employed to manage exposure to interest rate fluctuations did not change significantly during 2002 and management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

The Corporation has entered into an interest rate swap agreement maturing on July 30, 2005, that effectively converted $400 million of its fixed-rate debt to a floating-rate basis, thereby permitting the Corporation to benefit from a low short-term interest rate environment.

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

In addition, the Corporation is subject to price risk for utilities, primarily natural gas, which are used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so by management.

Effect of Derivative Instruments on Results of Operations and Other Comprehensive Income

Fair Value Hedges

The Corporation's fair value hedges were effective in 2002 and 2001 and consequently resulted in no net income effect. In addition, during these years, all of the Corporation's firm commitments continued to qualify for fair value hedge accounting.

Cash Flow Hedges

The Corporation's cash flow hedges were effective in 2002 and 2001 and consequently resulted in no net income effect. During the same period in which the hedged forecasted transactions affected earnings, the Corporation reclassified $5.4 million of after-tax losses from accumulated other comprehensive income to earnings. At December 31, 2002, the Corporation expects to reclassify $1.4 million of after-tax losses from accumulated other comprehensive income to earnings during the next twelve months. The maximum maturity of cash flow derivatives in place at December 31, 2002 is April 2004.

Other

In 2001, the Corporation entered into forward contracts to purchase Australian dollars related to the acquisition of the remaining 45 percent ownership interest in Kimberly-Clark Australia Pty. Ltd. ("KCA") for A$697.5 million (approximately $390 million). These contracts were settled in conjunction with the completion of this acquisition in June 2002. These forward contracts did not qualify for hedge accounting under SFAS 133 and were marked to market each period with the resulting gains or losses included in other (income) expense, net. During 2002, net gains on these contracts were approximately $17 million and, for the year ended December 31, 2001, net losses were approximately
$7 million.

The net gain on all other derivative instruments not designated as hedges was approximately $10 million and $21 million in 2002 and 2001, respectively, and has been included in operating profit on the consolidated income statement.

Note 7.  Stock Compensation Plans

The Corporation's Equity Participation Plans (the "Plans") provide for awards of stock options, restricted stock and (prior to 1999) participation shares to employees of the Corporation and its subsidiaries. As of December 31, 2002, the number of shares of common stock available for stock option and restricted share awards under the Plans aggregated 23.7 million shares.

Stock Options

The Corporation has granted stock options to executives and other key employees. All stock options are granted at not less than the market value at the date of grant, expire 10 years after the date of grant and generally become exercisable over three years.

Data concerning stock option activity follows:

                                                 2002                       2001                          2000
                                         ---------------------     ------------------------      ------------------------

                                                     Weighted-                    Weighted-                     Weighted-
                                         Number       Average       Number         Average       Number          Average
                                           of        Exercise         of          Exercise         of           Exercise
(Options in thousands)                   Options      Price         Options        Price         Options         Price
-------------------------------------------------------------------------------------------------------------------------

Outstanding - Beginning of
     year .............................  26,665       $52.73        23,941        $ 49.67        20,167          $44.08
Granted ...............................   5,742        60.99         5,867          69.71         5,799           52.95
Exercised  ............................  (1,627)       42.34        (2,428)         41.75        (2,876)          30.88
Canceled or expired ...................    (472)       58.24          (715)        126.87          (554)          67.96
Converted Safeskin options ............       -            -             -              -         1,405           85.22
                                         ------                     ------                       ------

Outstanding - End of year(a) ..........  30,308        54.77        26,665          52.73        23,941           49.67
                                         ======                     ======                       ======

Exercisable - End of year .............  18,671        49.98        15,237          46.80        11,330           46.95
                                         ======                     ======                       ======

(a) Data concerning stock options at December 31, 2002 follows (options in thousands):



                                                 Options Outstanding
                                        -----------------------------------------
                                                                      Weighted-         Options Exercisable
                                                      Weighted-        Average       -------------------------
                                        Number         Average        Remaining        Number        Weighted-
                                          of          Exercise       Contractual         of           Average
     Exercise Price Range               Options         Price        Life (Years)      Options         Price
     ---------------------------------------------------------------------------------------------------------

     $12.36   -   37.74 .............    1,622        $24.85             1.6             1,622       $  24.85
      39.94   -   50.41 .............    8,098         46.95             4.8             8,059          46.94
      50.50   -   60.08 .............    9,247         53.64             5.5             7,158          53.83
      60.99   -   71.74 .............   11,292         65.31             8.6             1,795          69.54
      86.28   -  188.53 .............       49        121.01             5.4                37         121.20
                                        ------                                          ------

                                        30,308         54.77             6.2            18,671          49.98
                                        ======                                          ======

Restricted Stock Awards

The Plans provide for restricted share awards not to exceed 3.0 million shares. All restricted stock awards vest and become unrestricted shares in three to 10 years from the date of grant. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

Data concerning restricted stock awards follows:

(Shares in thousands)                                                               2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------

Number of shares awarded ........................................................      80            487            508
Weighted-average price per share ................................................  $59.79         $55.59         $58.18



The market value of the Corporation's common stock determines the value of the restricted stock, and such value is recorded at the date of the award as unearned compensation on restricted stock in a separate component of stockholders' equity. This unearned compensation is amortized to compensation expense over the periods of restriction. During 2002, 2001 and 2000, $16.8 million, $13.0 million and $10.8 million, respectively, was charged to compensation expense under the plan. The tax effect of differences between compensation expense for financial statement and income tax purposes is recorded as additional paid-in capital.

Participation Shares

Prior to 1999, the Corporation awarded key employees participation shares that are payable in cash at the end of the vesting period. The amount of cash paid to participants is based on the increase in the book value of the Corporation's common stock during the award period. Participants do not receive dividends on the participation shares, but their accounts are credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares are shares of common stock. Amounts expensed related to participation shares were $13.1 million, $15.0 million and $44.5 million in 2002, 2001 and 2000, respectively. The Corporation will continue recognizing expense related to existing participation shares through 2003, and will make the final payment to participants in February 2004. The Corporation ceased issuing participation shares after 1998.

Data concerning participation and dividend shares follows:

(Thousands of shares)                                                               2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------

Outstanding - Beginning of year .................................................   4,475         6,608          10,229
Dividend shares credited - net ..................................................     245           377             602
Matured  ........................................................................  (2,238)       (2,356)         (4,015)
Forfeited .......................................................................    (103)         (154)           (208)
                                                                                    -----         -----          ------
Outstanding - End of year .......................................................   2,379         4,475           6,608
                                                                                    =====         =====          ======

Note 8.  Commitments

Leases

The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2002, are as follows:


(Millions of dollars)                                                                                               Amount
--------------------------------------------------------------------------------------------------------------------------

Year Ending December 31:
     2003 ......................................................................................................    $ 60.7
     2004 ......................................................................................................      48.1
     2005 ......................................................................................................      36.0
     2006 ......................................................................................................      27.2
     2007 ......................................................................................................      18.4
     Thereafter  ...............................................................................................      56.1
                                                                                                                      ----


Future minimum obligations .....................................................................................    $246.5
                                                                                                                    ======


Operating lease obligations have been reduced by approximately $4 million for rental income from noncancelable sublease agreements.

Consolidated rental expense under operating leases was $166.8 million, $159.4 million and $145.9 million in 2002, 2001 and 2000, respectively.

Purchase Commitments

The Corporation has entered into long-term contracts for the purchase of raw materials, primarily pulp, and utilities, principally natural gas. The minimum purchase commitments extend beyond 2008. Commitments under these contracts are approximately $379.2 million in 2003, $99.3 million in 2004, $65.2 million in 2005, $36.1 million in 2006 and $26.1 million in 2007. Total commitments beyond the year 2007 are $23.5 million.


Although the Corporation is primarily liable for rental payments on the above-mentioned leases and purchase commitments described above, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

Note 9.  Preferred Securities of Subsidiary

In February 2001, a newly formed Luxembourg-based consolidated financing subsidiary of the Corporation issued 1 million shares of preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated entity for cash proceeds of $516.5 million. Approximately
97 percent of the subsidiary's funds are invested in long-term, variable rate loans to the Corporation or its consolidated subsidiaries on terms that would be substantially similar to other borrowings by the Corporation or its consolidated subsidiaries. The remaining funds are invested in other financial assets. The Securities pay no dividend but accrue a variable rate of return based on three-month LIBOR plus 0.764 percent, which at December 31, 2002 equated to an annual rate of approximately 2.144 percent. The Securities are in substance perpetual and are callable by the subsidiary at par value plus any accrued but unpaid return on the Securities in November 2008 and each 20-year anniversary thereafter. The common equity securities, all of which are owned by the Corporation, are entitled to all of the residual equity after satisfaction of the preferred interests. As of December 31, 2002 and 2001, the authorized, issued and outstanding 1 million shares of preferred securities had a balance (and a liquidating value) of $553.5 million and $538.4 million, respectively, which is shown as preferred securities of subsidiary on the consolidated balance sheet. The increase in the balance of the Securities of $15.1 million and $21.9 million during 2002 and 2001, respectively, is the return on the Securities, which was included in minority owners' share of subsidiaries' net income on the Corporation's consolidated income statement.

Note 10.  Stockholders' Equity

Stockholders' Equity

At December 31, 2002, unremitted net income of equity companies included in consolidated retained earnings was $778 million.

On June 21, 1988, the board of directors of the Corporation declared a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. On June 8, 1995, the board amended the plan governing such rights. The board of directors believed then and it continues to believe that the preferred share purchase rights are important for protecting the stockholders and other corporate constituents against abusive takeover tactics.

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

Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) are as follows:


                                                                 Year Ended December 31
                                 --------------------------------------------------------------------------------------------
                                              2002                             2001                           2000
                                 -----------------------------     ----------------------------    --------------------------

                                  Pretax     Tax         Net        Pretax      Tax       Net       Pretax     Tax      Net
(Millions of dollars)             Amount    Credit      Amount      Amount     Credit    Amount     Amount    Credit   Amount
-----------------------------------------------------------------------------------------------------------------------------

Unrealized translation .......   $  96.4    $    -     $  96.4      $(256.7)   $   -    $(256.7)    $(218.8)   $  -   $(218.8)
Minimum pension liability ....    (869.2)    313.5      (555.7)      (145.6)    43.5     (102.1)       (6.5)    2.5      (4.0)
Deferred losses on cash
   flow hedges ...............      (2.6)       .6        (2.0)         (.1)       -        (.1)          -       -         -
Unrealized holding gains on
   securities ................       (.2)        -         (.2)          .3        -         .3           -       -         -
                                 -------    ------     -------      -------    -----    -------     -------    ----   -------
Other comprehensive
   income (loss) .............   $(775.6)   $314.1     $(461.5)     $(402.1)   $43.5    $(358.6)    $(225.3)   $2.5   $(222.8)
                                 =======    ======     =======      =======    =====    =======     =======    ====   =======

Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

                                                                                                          December 31
                                                                                                    -----------------------
(Millions of dollars)                                                                                  2002          2001
---------------------------------------------------------------------------------------------------------------------------

Unrealized translation ...........................................................................  $(1,483.8)    $(1,580.2)
Minimum pension liability ........................................................................     (671.9)       (116.2)
Deferred losses on cash flow hedges ..............................................................       (2.1)          (.1)
Unrealized holding gains on securities ...........................................................         .1            .3
                                                                                                    ---------     ---------
Accumulated other comprehensive income (loss) ....................................................  $(2,157.7)    $(1,696.2)
                                                                                                    =========     =========

Note 11.  Acquisitions and Intangible Assets

Acquisitions

Prior to 2001, the Corporation and its joint venture partner, Amcor Limited ("Amcor"), held a 50/50 ownership interest in KCA. In July 2001, the Corporation purchased an additional 5 percent ownership interest in KCA for A$77.5 million (approximately $39 million), and exchanged options with Amcor for the purchase by the Corporation of the remaining 45 percent ownership interest. In June 2002, the Corporation exercised this option and purchased the remaining 45 percent interest from Amcor for A$697.5 million (approximately $390 million). The acquisition of KCA reflects the Corporation's strategy to expand its three business segments within Australia. As a result of these transactions, KCA became a consolidated subsidiary effective July 1, 2001 and a wholly-owned subsidiary on June 30, 2002. The Corporation recognized total goodwill on this series of transactions of approximately $350 million, reflecting the Corporation's expectation of continued growth and profitability of KCA.

On January 31, 2001, the Corporation acquired Linostar S.p.A., a leading Italian-based diaper manufacturer that produces and markets Lines, Italy's second largest diaper brand. The Corporation accounted for this acquisition using the purchase method which resulted in recognizing goodwill and other intangible assets of $28 million.

In February 2000, the Corporation completed the acquisition of Safeskin Corporation ("Safeskin") through the exchange of approximately 10.7 million shares of the Corporation's common stock for all the outstanding shares of Safeskin. The value of the exchange of stock plus related acquisition costs was approximately $750 million. Safeskin manufactures disposable gloves for the health care, high-technology and scientific industries. In June 2000, the Corporation completed the acquisition of S-K Corporation in Taiwan, a former licensee which held trademark and distribution rights for the manufacture of personal care and tissue products. These two acquisitions were recorded as purchases and resulted in recognizing total goodwill and other intangible assets of $791.1 million.

The costs of other acquisitions relating primarily to increased ownership and expansion in Asia and Latin America in 2002, 2001 and 2000 were $16.2 million, $78.8 million and $175.5 million, respectively. The Corporation recognized goodwill on these other acquisitions of $8.9 million in 2002, $38.1 million in 2001 and $130.0 million in 2000.

Goodwill

The changes in the carrying amount of goodwill by business segment are as follows:

                                                   Personal            Consumer            Business-
(Millions of dollars)                                Care               Tissue            to-Business          Total
----------------------------------------------------------------------------------------------------------------------

Balance at January 1, 2002.......................   $269.3              $259.1              $1,420.8          $1,949.2
Acquisitions ....................................    173.0                88.1                  64.8             325.9
Currency changes ................................    (33.8)                9.4                   4.2             (20.2)
                                                    ------              ------              --------          --------

Balance at December 31, 2002 ....................   $408.5              $356.6              $1,489.8          $2,254.9
                                                    ======              ======              ========          ========

Pro forma disclosure of income and earnings per share as if the goodwill requirements of SFAS 142 had been adopted as of January 1, 2000 follows:

                                                                                          Year Ended December 31
                                                                                   ------------------------------------
(Millions of dollars, except per share amounts)                                       2002          2001         2000
-----------------------------------------------------------------------------------------------------------------------

Reported net income .............................................................  $1,674.6      $1,609.9      $1,800.6
Goodwill amortization, net of income taxes ......................................         -          94.7          88.0
                                                                                   --------      --------      --------

Adjusted net income .............................................................  $1,674.6      $1,704.6      $1,888.6
                                                                                   ========      ========      ========

Earnings Per Share - Basic
--------------------------
Reported net income .............................................................  $   3.24      $   3.04      $   3.34
Goodwill amortization, net of income taxes ......................................         -           .18           .16
                                                                                   --------      --------      --------

Adjusted net income .............................................................  $   3.24      $   3.22      $   3.50
                                                                                   ========      ========      ========

Earnings Per Share - Diluted
----------------------------
Reported net income .............................................................  $   3.22      $   3.02      $   3.31
Goodwill amortization, net of income taxes ......................................         -           .18           .16
                                                                                   --------      --------      --------

Adjusted net income .............................................................  $   3.22      $   3.20      $   3.47
                                                                                   ========      ========      ========


Other Intangible Assets

Intangible assets subject to amortization are included in Other Assets and consist of the following at December 31:

                                                            2002                           2001
                                                 ---------------------------     ---------------------------

                                                  Gross                           Gross
                                                 Carrying       Accumulated      Carrying       Accumulated
(Millions of dollars)                             Amount        Amortization      Amount        Amortization
------------------------------------------------------------------------------------------------------------

Trademarks ....................................   $191.8           $37.7          $184.4           $28.6
Patents .......................................     40.9            16.8            40.7            13.5
Other .........................................      8.5             2.8             8.7             2.1
                                                  ------           -----          ------           -----

     Total ....................................   $241.2           $57.3          $233.8           $44.2
                                                  ======           =====          ======           =====


Amortization expense for intangible assets was approximately $12 million in 2002 and 2001 and $10 million in 2000. For each of the next five years, amortization expense will be approximately $11 million.

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

As of December 31, 2002, approximately 165 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, are pending in federal and state courts against Safeskin. Safeskin is typically one of several defendants who manufacture or sell natural rubber latex gloves. These lawsuits allege injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by health care workers and other individuals while performing their duties. Safeskin has referred the defense of these lawsuits to its insurance carriers and management believes its insurance coverage is adequate for these types of claims.

Safeskin and certain of its former officers and directors are defendants in two cases filed in 1999, prior to the acquisition of Safeskin by the Corporation. One case is a class action lawsuit alleging violations of the federal securities laws and the other is a shareholder derivative action alleging breach of fiduciary duty, waste of corporate assets and gross negligence in connection with a stock repurchase program undertaken by Safeskin. In December 2002, a settlement agreement was entered into pursuant to which all claims against Safeskin and the other defendants in these two cases are to be released and dismissed with prejudice and without admission of liability or wrongdoing by any party in exchange for $55 million, most of which is covered by insurance. The Corporation recorded a charge of $21 million in the fourth quarter of 2002 related to this matter. The settlement is subject to notice to the class and approval by the U.S. District Court for the Southern District of California. Court approval is expected in March 2003.

As of December 31, 2002, the Corporation, along with many other nonaffiliated companies, was a party to lawsuits with allegations of personal injury resulting from asbestos exposure on the defendants' premises and allegations that the defendants manufactured, sold, distributed or installed products which cause asbestos-related lung disease. These general allegations are often made against the Corporation without any apparent evidence or identification of a specific product or premises of the Corporation. The Corporation has denied the allegations and raised numerous defenses in all of these asbestos cases. All asbestos claims have been tendered to the Corporation's insurance carriers for defense and indemnity. The financial statements reflect appropriate accruals for the Corporation's portion of the costs estimated to be incurred in connection with settling these claims.

Contingency

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power per year for the next 16 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2002 is estimated to be approximately $87 million. However, management considers the probability of closure of this mill to be remote.

Environmental Matters

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition or results of operations.

Note 13.  Variable Interest Entities

The Corporation has a controlling financial interest in the following three types of variable interest entities despite not having voting control of them. Accordingly, because the Corporation is the primary beneficiary under these arrangements, it is reasonably possible that the Corporation will be required to consolidate such entities beginning in the third quarter of 2003 in accordance with the requirements of FIN 46. No current or former officer or employee of the Corporation, its subsidiaries or affiliates or any person related to such officer or employee is a participant in any of these arrangements and therefore could not personally benefit in any way, financially or otherwise, from any of these arrangements.

Financing Entities

The Corporation has sold certain nonstrategic timberlands and related assets in 1999 and 1989 to nonaffiliated buyers and received long-term notes from the buyers of these assets. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS 66, Accounting for Sales of Real Estate. The 1999 sale involved notes receivable having an aggregate face value of $397 million and a fair value of approximately
$383 million at the date of sale. These notes do not require principal payments before their December 31, 2009 maturity, are extendable at the option of the note holder in five-year increments to December 31, 2029, and have floating interest rates of LIBOR minus 15 basis points. The 1989 sale involved notes receivable having an aggregate face value of $220 million and a fair value of approximately $210 million at the date of sale. These notes do not require principal payments before their July 7, 2011 maturity, are extendable at the option of the note holder in three-year increments to July 7, 2019, and have floating interest rates of LIBOR minus 12.5 basis points. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2002.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, in 1999 the Corporation transferred the notes received from the 1999 sale to a noncontrolled financing entity, and in 2000 it transferred the notes received from the 1989 sale to another noncontrolled financing entity. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"), and has accounted for these minority ownership interests using the equity method of accounting. The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss to the Corporation. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Financing Entities became obligated for $617 million in third-party debt financing. The Corporation also contributed intercompany notes receivable (guaranteed by the Corporation) aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes. In the unlikely event of default by the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience a maximum loss of $617 million under these arrangements.

Real Estate Entities

In 1994, the Corporation began participating in the U.S. affordable and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and depreciation deductions that are used to reduce the Corporation's income tax liabilities. The Corporation has invested in these markets through (i) a partnership arrangement in which it is a limited partner, (ii) limited liability companies ("LLCs") in which it is a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. The partnership, LLCs and funds borrow money from third parties on a nonrecourse basis and invest in and own various real estate projects. These entities are not consolidated because they are not controlled by the Corporation. The Corporation has accounted for its interests in these entities by the equity method of accounting or by the effective yield method, as appropriate, and accounts for related income tax credits as a reduction in the income tax provision.

As of December 31, 2002, the Corporation had a net equity of $65 million in these real estate entities. Income tax credits to be generated by these investments are expected to exceed $163 million, of which approximately
$101 million will be claimed on the Corporation's income tax returns through December 31, 2002. As of December 31, 2002, total permanent financing debt for the projects was $325 million. This permanent financing debt is secured solely by the properties, is nonrecourse to the Corporation and is not supported or guaranteed by the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing debt guarantees are eliminated at the time permanent financing is obtained. At December 31, 2002, $76 million of temporary interim financing debt was guaranteed by the Corporation. The Corporation considers its default risk from these real estate investments and its temporary interim financing debt guarantees to be minimal as a result of geographical dispersion of the projects and because the permanent financing debt of the projects is nonrecourse to the Corporation.

As of December 31, 2002, the total underlying market value of the properties is estimated to be in excess of the total related permanent financing debt. If the Corporation's investments in these real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits and depreciation deductions claimed on the Corporation's income tax returns may be recaptured and may result in a charge to income. As of December 31, 2002, this recapture risk is estimated to be $41 million. The Corporation has no current intention of disposing of these investments, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the Corporation considers its recapture risk to be remote.

At December 31, 2002, the Corporation's maximum loss exposure for its real estate entities totaled $182 million and was composed of its net equity in these entities of $65 million, its loan guarantees of $76 million and the income tax credit recapture risk of $41 million.

Synthetic Leases

From time to time, the Corporation acquires the use of certain assets, such as automobiles, fork lifts, trucks, warehouses and some manufacturing equipment through synthetic leases. Synthetic leases are often desirable when they offer administrative benefits, as would be the case in avoiding the burden of acquiring and disposing of automobiles, fork lifts and trucks, or when long-term interest-only financing is available, as is often the case in real estate synthetic leases. Synthetic leases usually are cost-effective alternatives to traditional operating leases because of their more favorable interest rates and treatment under income tax laws. Under applicable accounting rules for such leases, rent expense is recorded for financial reporting purposes and no asset or debt obligation is recorded on the Corporation's balance sheet. At December 31, 2002, the fair value of synthetically leased assets totaled about $27 million.

These synthetic leases have termination penalties or residual value guarantees. However, because the assets under these leases are used in the conduct of the Corporation's business operations, it is unlikely that any significant portion of these leases would be terminated prior to the normal expiration of their lease terms. At December 31, 2002, the Corporation's maximum loss exposure under residual value guarantees for synthetic leases was approximately $24 million.

Note 14.  Unaudited Quarterly Data



                                                     2002                                            2001
                                   ----------------------------------------     --------------------------------------------
(Millions of dollars,
except per share amounts)           Fourth     Third     Second      First       Fourth       Third      Second       First
----------------------------------------------------------------------------------------------------------------------------


Net sales ......................   $3,339.8  $3,486.7   $3,408.9   $3,330.9     $3,345.4    $3,373.7    $3,245.3    $3,323.2
Gross profit ...................    1,120.2   1,240.2    1,242.8    1,212.4      1,147.1     1,211.0     1,140.8     1,170.7
Operating profit ...............      529.8     644.8      624.3      664.9        487.4       629.1       590.6       631.1
Income before cumulative
   effect of accounting
   change ......................      369.6     441.2      424.6      450.6        341.7       419.4       415.4       433.4
Net income .....................      369.6     441.2      424.6      439.2        341.7       419.4       415.4       433.4
   Per share basis:
     Basic
       Income before
         cumulative effect
         of accounting
         change  ...............        .72       .85        .82        .87          .65         .79         .78         .81
       Net income ..............        .72       .85        .82        .84          .65         .79         .78         .81
     Diluted
       Income before
         cumulative effect
         of accounting
         change ................        .72       .85        .81        .86          .65         .79         .78         .81
       Net income ..............        .72       .85        .81        .84          .65         .79         .78         .81
Cash dividends declared
   per share ...................        .30       .30        .30        .30          .28         .28         .28         .28
Market price per share:
   High ........................      58.18     63.40      66.79      65.35        62.22       65.10       68.69       72.19
   Low .........................      45.30     52.45      60.43      57.05        52.06       53.30       55.15       60.50
   Close .......................      47.47     56.64      62.00      64.65        59.80       62.00       55.90       67.83


Note 15.  Supplemental Data (Millions of dollars)

Supplemental Income Statement Data

                                                                                                       December 31
                                                                                              ------------------------------
Summary of Advertising and Research Expenses                                                   2002        2001        2000
----------------------------------------------------------------------------------------------------------------------------

Advertising expense.......................................................................    $406.9      $405.5      $370.2
Research expense..........................................................................     289.0       295.3       277.4


Supplemental Balance Sheet Data

                                                                                                       December 31
                                                                                                 ------------------------
Summary of Accounts Receivable, net                                                                2002            2001
-------------------------------------------------------------------------------------------------------------------------

Accounts Receivable:
   From customers .............................................................................  $1,657.5       $1,543.9
   Other ......................................................................................     362.2          198.3
   Less allowance for doubtful accounts and sales discounts ...................................     (67.6)         (69.8)
                                                                                                 --------       --------

       Total ..................................................................................  $1,952.1       $1,672.4
                                                                                                 ========       ========

Accounts receivable are carried at amounts that approximate fair value.


                                                                                                       December 31
                                                                                                 ------------------------
Summary of Inventories                                                                             2002            2001
-------------------------------------------------------------------------------------------------------------------------

Inventories by Major Class:
   At the lower of cost on the FIFO method, weighted-average cost method or market:
     Raw materials ............................................................................  $  323.2       $  366.1
     Work in process ..........................................................................     186.7          179.5
     Finished goods ...........................................................................     866.9          898.4
     Supplies and other .......................................................................     210.7          217.5
                                                                                                 --------       --------
                                                                                                  1,587.5        1,661.5

   Excess of FIFO cost over LIFO cost .........................................................    (157.4)        (167.4)
                                                                                                 --------       --------

       Total ..................................................................................  $1,430.1       $1,494.1
                                                                                                 ========       ========

FIFO value of total inventories valued on the LIFO method were $642.7 million and $715.2 million at December 31, 2002 and December 31, 2001, respectively.


                                                                                                       December 31
                                                                                                 ------------------------
Summary of Accrued Expenses                                                                        2002            2001
-------------------------------------------------------------------------------------------------------------------------
Accrued advertising and promotion..............................................................  $  245.7       $  212.2
Accrued salaries and wages ....................................................................     385.1          351.2
Other..........................................................................................     640.6          661.9
                                                                                                 --------       --------

       Total ..................................................................................  $1,271.4       $1,225.3
                                                                                                 ========       ========


Supplemental Cash Flow Statement Data

                                                                                           Year Ended December 31
Summary of Cash Flow Effects of (Increase) Decrease in                             -----------------------------------
Operating Working Capital (a)                                                        2002           2001         2000
----------------------------------------------------------------------------------------------------------------------

Accounts receivable .............................................................  $(120.2)      $ 202.5       $ (88.8)
Inventories .....................................................................     68.3         (37.7)        (49.0)
Prepaid expenses ................................................................    (14.2)         (6.9)         10.4
Trade accounts payable ..........................................................     88.2        (162.9)         26.5
Other payables ..................................................................    (13.1)          9.2          (4.4)
Accrued expenses ................................................................    (28.5)        (81.3)       (116.3)
Accrued income taxes ............................................................   (219.1)       (125.4)        (77.4)
Currency rate changes ...........................................................     41.0         (30.1)        (39.3)
                                                                                   -------       -------       -------

Increase in operating working capital ...........................................  $(197.6)      $(232.6)      $(338.3)
                                                                                   =======       =======       =======

(a) Excludes the effects of acquisitions and dispositions.



                                                                                         Year Ended December 31
                                                                                   -----------------------------------
Other Cash Flow Data                                                                 2002           2001         2000
----------------------------------------------------------------------------------------------------------------------
Interest paid ...................................................................  $ 183.3       $ 230.8       $ 233.1
Income taxes paid ...............................................................    649.5         719.2         783.2


                                                                                         Year Ended December 31
                                                                                   -----------------------------------
Interest Expense                                                                     2002           2001         2000
----------------------------------------------------------------------------------------------------------------------
Gross interest cost .............................................................  $ 193.1       $ 211.2       $ 242.7
Capitalized interest on major construction projects..............................    (11.0)        (19.6)        (20.9)
                                                                                   -------       -------       -------

Interest expense ................................................................  $ 182.1       $ 191.6       $ 221.8
                                                                                   =======       =======       =======

Note 16.  Business Segment and Geographic Data Information

The Corporation is organized into 12 operating segments based on product groupings. These operating segments have been aggregated into three reportable global business segments: Personal Care; Consumer Tissue; and Business-to-Business. Each reportable segment is headed by an executive officer who reports to our Chief Executive Officer and is responsible for the development and execution of global strategies to drive growth and profitability of the Corporation's worldwide personal care, consumer tissue and business-to-business operations. These strategies include global plans for branding and product positioning, technology and research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below. The accounting policies of our reportable segments are the same as those described in Note 1, Accounting Policies.

o The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

o The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels and napkins for household use; wet wipes; and related products. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Page, Huggies and other brand names.

o The Business-to-Business segment manufactures and markets facial and bathroom tissue, paper towels, wipers and napkins for away-from-home use; health care products such as surgical gowns, drapes, infection control products, sterilization wraps, disposable face masks and exam gloves, respiratory products, and other disposable medical products; printing, premium business and correspondence papers; specialty and technical papers; and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

Approximately 12 percent, 11 percent and 10 percent of net sales were to Wal-Mart Stores, Inc. in 2002, 2001 and 2000, respectively, primarily in the Personal Care and Consumer Tissue businesses.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the tables on the following pages:


Consolidated Operations by Business Segment

                                                           Business-
                           Personal         Consumer          to-          Intersegment       Unallocated,      Consolidated
(Millions of dollars)        Care            Tissue        Business            Sales             Net(a)             Total
----------------------------------------------------------------------------------------------------------------------------

Net Sales
     2002 ................ $5,101.7        $5,018.6        $3,593.0          $(147.0)         $      -            $13,566.3
     2001 ................  5,156.6         4,747.9         3,544.6           (161.5)                -             13,287.6
     2000 ................  4,959.9         4,552.0         3,593.4           (195.8)                -             12,909.5

Operating Profit (b)
     2002 ................  1,042.7           921.7           670.0                -            (170.6)             2,463.8
     2001 ................  1,042.7           863.7           599.4                -            (167.6)             2,338.2
     2000 ................  1,136.7           825.1           666.0                -               6.0              2,633.8

Depreciation
     2002 ................    242.7           287.1           176.0                -                .8                706.6
     2001 ................    225.1           259.8           164.2                -               1.1                650.2
     2000 ................    200.9           239.1           150.5                -               1.2                591.7

Assets
     2002 ................  4,065.8         5,281.4         4,714.9                -           1,523.7             15,585.8
     2001 ................  3,819.5         5,064.5         4,611.3                -           1,512.3             15,007.6
     2000 ................  3,667.7         4,732.4         4,624.2                -           1,455.5             14,479.8

Capital Spending
     2002 ................    289.7           340.4           236.5                -               4.1                870.7
     2001 ................    381.0           419.6           260.4                -              38.5              1,099.5
     2000 ................    410.7           500.7           256.3                -               2.6              1,170.3

(a) Unallocated operating profit consists of other income (expense), net and expenses not associated with the business segments. Unallocated assets include investments in equity companies of $571.2 million, $705.3 million and $798.8 million in 2002, 2001 and 2000, respectively.

(b) Goodwill amortization included in operating profit in the personal care, consumer tissue and business-to-business segments is $16.0 million, $14.6 million and $58.8 million, respectively, in 2001 and $11.8 million, $13.9 million and $56.0 million, respectively, in 2000.



Consolidated Operations by Geographic Area

                                                                            Asia,
                                         Inter-     Total                   Latin       Inter-
(Millions         United               geographic   North                 America     geographic                Consolidated
of dollars)       States    Canada      Items(a)    America    Europe     & Other       Items   Unallocated(b)    Total
----------------------------------------------------------------------------------------------------------------------------

Net Sales
   2002 .......  $8,649.4    $831.4    $(601.2)    $8,879.6   $2,482.8    $2,751.5    $(547.6)    $      -       $13,566.3
   2001 .......   8,638.3     900.7     (694.7)     8,844.3    2,341.3     2,661.7     (559.7)           -        13,287.6
   2000 .......   8,460.5     954.2     (673.5)     8,741.2    2,201.7     2,515.8     (549.2)           -        12,909.5

Operating
  Profit (c)
   2002 .......   2,018.9     100.5          -      2,119.4      191.0       324.0          -       (170.6)        2,463.8
   2001 .......   1,927.5     156.9          -      2,084.4      176.2       245.2          -       (167.6)        2,338.2
   2000 .......   1,937.1     211.3          -      2,148.4      149.7       329.7          -          6.0         2,633.8

Assets
   2002 .......   7,527.5     466.0      (53.3)     7,940.2    2,982.7     3,467.4     (328.2)     1,523.7        15,585.8
   2001 .......   7,691.4     538.2      (70.8)     8,158.8    2,474.6     3,134.3     (272.4)     1,512.3        15,007.6
   2000 .......   7,599.9     517.0      (79.4)     8,037.5    2,447.3     2,676.0     (136.5)     1,455.5        14,479.8


(a) Intergeographic net sales include $387.4 million, $431.1 million and $409.2 million by operations in Canada to the U.S. in 2002, 2001 and 2000, respectively.

(b) Unallocated operating profit consists of other income (expense), net and expenses not associated with geographic areas. Unallocated assets include investments in equity companies of $571.2 million, $705.3 million and $798.8 million in 2002, 2001 and 2000, respectively.

(c) Goodwill amortization included in operating profit in the U.S., Europe and Asia, Latin America and Other is $57.8 million, $9.2 million and
     $22.4 million, respectively, in 2001 and $55.1 million, $8.6 million and $18.0 million, respectively, in 2000.


Equity Companies' Data by Geographic Area
                                                                                                               Kimberly-
                                                                                                                Clark's
                                                                                                                 Share
                                                          Net           Gross       Operating        Net         of Net
(Millions of dollars)                                    Sales          Profit        Profit        Income       Income
-------------------------------------------------------------------------------------------------------------------------

For the year ended:
   December 31, 2002
     Latin America .................................   $1,824.2       $   690.6       $435.2        $229.8      $  108.9
     Asia and Middle East ..........................       54.2            19.5          9.2           8.9           4.4
                                                       --------       ---------       ------        ------      --------

         Total .....................................   $1,878.4       $   710.1       $444.4        $238.7      $  113.3
                                                       ========       =========       ======        ======      ========

For the year ended:
   December 31, 2001
     Latin America .................................   $1,855.5       $   704.4       $490.3        $304.0      $  140.6
     Asia, Australia and Middle East(a) ............      249.2            77.8         40.7          28.3          13.8
                                                       --------       ---------       ------        ------      --------

         Total  ....................................   $2,104.7       $   782.2       $531.0        $332.3      $  154.4
                                                       ========       =========       ======        ======      ========

For the year ended:
   December 31, 2000
     Latin America .................................   $1,887.8       $   715.4       $514.7        $339.1      $  158.5
     Asia, Australia and Middle East(b) ............      531.3           172.2         88.9          56.9          27.9
                                                       --------       ---------      -------       -------      --------

         Total .....................................   $2,419.1       $   887.6       $603.6        $396.0      $  186.4
                                                       ========       =========       ======        ======      ========

(a) As of July 1, 2001, the Corporation consolidated KCA, its Australian affiliate, in which the Corporation made an additional investment to gain majority ownership.

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


                                                                      Non-                           Non-         Stock-
                                                       Current       Current         Current       Current       holders'
(Millions of dollars)                                  Assets        Assets        Liabilities   Liabilities     Equity
-------------------------------------------------------------------------------------------------------------------------

December 31, 2002
   Latin America ..................................    $  745.4      $1,109.6        $598.9        $358.0        $  898.1
   Asia and Middle East ...........................        28.9          30.7          17.9            .7            41.0
                                                       --------      --------        ------        ------        --------

       Total ......................................    $  774.3      $1,140.3        $616.8        $358.7        $  939.1
                                                       ========      ========        ======        ======        ========

December 31, 2001
   Latin America ..................................    $  892.3      $1,291.2        $551.7        $482.6        $1,149.2
   Asia and Middle East ...........................        25.5          29.3          21.1            .6            33.1
                                                       --------      --------        ------        ------        --------


       Total ......................................    $  917.8      $1,320.5        $572.8        $483.2        $1,182.3
                                                       ========      ========        ======        ======        ========

December 31, 2000
   Latin America ..................................    $  846.6      $1,172.0        $496.7        $382.7        $1,139.2
   Asia, Australia and Middle East ................       163.9         270.7          92.7         151.1           190.8
                                                       --------      --------        ------        ------        --------

       Total ......................................    $1,010.5      $1,442.7        $589.4        $533.8        $1,330.0
                                                       ========      ========        ======        ======        ========

Equity companies are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

At December 31, 2002, the Corporation's equity companies and ownership interest were as follows: KCK Tissue S.A. (50%), Kimberly-Clark Lever, Ltd. (50%), Kimberly-Clark de Mexico S.A. de C.V. and subsidiaries (47.9%), Klabin Kimberly S.A. (50%), Olayan Kimberly-Clark Arabia (49%), Olayan Kimberly-Clark
(Bahrain) WLL (49%), PT Kimsari Paper Indonesia (50%) and Tecnosur S.A. (34%).

Kimberly-Clark de Mexico, S.A. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2002, the Corporation's investment in this equity company was $417.4 million, and the estimated fair value of the investment was $1.3 billion based on the market price of publicly traded shares.

INDEPENDENT AUDITORS' REPORT
Kimberly-Clark Corporation and Subsidiaries

Kimberly-Clark Corporation, Its Directors and Stockholders:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Corporation changed its method of accounting for customer coupons and its method of accounting for goodwill.




/s/Deloitte & Touche LLP
------------------------
Deloitte & Touche LLP
Dallas, Texas
February 6, 2003

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

The Corporation has assessed its internal control system as of December 31, 2002, in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2002, its system of internal control over the preparation of its published interim and annual consolidated financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition met those criteria.






/s/Thomas J. Falk                                  /s/Mark A. Buthman
-----------------                                  ------------------
Thomas J. Falk                                     Mark A. Buthman
Chairman of the Board and                          Senior Vice President and
Chief Executive Officer                            Chief Financial Officer

February 18, 2003

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

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held at the Company's World Headquarters, 351 Phelps Drive, Irving, Texas, at 11:00 a.m. on Thursday, April 24, 2003.

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

Electronic Delivery of Proxy Materials and Annual Report
Stockholders and Plan participants may elect to receive future Annual
Reports and Proxy Statements in electronic format rather than in printed form. In electing to do so, you will help the Company save on production and mailing costs. To sign up for electronic delivery service, go to our transfer agent's Web site at www.econsent.com/kmb at any time and follow the instructions. If your shares are not registered in you name, contact your bank or broker for information on electronic delivery service.

Employees and Stockholders
In its worldwide consolidated operations, Kimberly-Clark had 63,900 employees as of December 31, 2002. Equity companies had an additional 10,100 employees. The Corporation had 38,155 stockholders of record and 510.8 million shares of common stock outstanding as of the same date.

Trademarks
The brand names mentioned in this report - Andrex, Ballard, Classic Crest, Cottonelle, Depend, GoodNites, Huggies, Kimberly-Clark, Kimwipes, Kleenex, Kotex, Lightdays, Little Swimmers, Page, Poise, Pull-Ups, Safeskin, Scott, Scottex, Scottfold, Surpass, Tecnol, Thank Goodness for Kleenex Tissue, Viva and WypAll - are trademarks of Kimberly-Clark Corporation or its affiliates.